Form 40-F
period 2004-04-25
ALIMENTATION COUCHE TARD INC
filed 2004-07-23
CIK 1081825

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

|X| ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 25, 2004	Commission File Number 333-10100

ALIMENTATION COUCHE-TARD INC.
 (Exact name of Registrant as specified in its charter)

Quebec	5411	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec H7G 4S7, Canada
(450) 662-6632
(Address and telephone number of Registrant’s principal executive offices)

Couche-Tard Financing Corp.
1500 North Priest Drive
Tempe, Arizona 85281
(602) 728-3114
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

For annual reports, indicate by check mark the information filed with this Form:
|X| Annual information form	|X| Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 28,520,861 Multiple Voting  Shares  and 70,245,401 Subordinate Voting Shares outstanding as at April 25, 2004

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes |_|.                         No |X|.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes |X|.                         No |_|.

DOCUMENTS FILED WITH THIS FORM 40-F

1.	Annual Information Form of the Registrant for the fiscal year ended April 25, 2004.

2.

Consolidated Audited Financial Statements of the Registrant as at and for the years ended on April 25, 2004, April 27, 2003 and April 28, 2002, including a reconciliation to United States generally accepted accounting principles.

3.	Management’s Discussion and Analysis of Results and Financial Position of the Registrant.

CONTROLS AND PROCEDURES

          Within the 90 days prior to the filing date of this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant’s management, including the Registrant’s Chairman of the Board, President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chairman of the Board, President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Registrant (including its consolidated subsidiaries) required to be included in the Registrant’s periodic Securities and Exchange Commission filings. No significant changes were made in the Registrant’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Change in Internal Controls Over Financial Reporting

          The Registrant maintains a system of internal controls over financial reporting. There were no changes in the Registrant’s  internal controls that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT MATTERS

Audit Committee

          See the disclosure under “Audit Committee Disclosure” in the Annual Information Form filed herewith.

          The Board of Directors of the Registrant has determined that it has one audit committee financial expert serving on its audit committee.  Mr. Desrosiers has been determined by the Board of Directors of Couche-Tard to meet the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (“SEC”) and applicable Canadian regulatory requirements and is independent, as that term is defined by applicable Canadian regulatory requirements.  The SEC has indicated that the designation of Mr. Desrosiers as an audit committee financial expert does not make Mr. Desrosiers an “expert” for any purposes, impose any duties, obligations or liability on Mr. Desrosiers, that are greater than those imposed on members of the audit committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

Audit and Related Fees

          See the disclosure under “Audit Committee Disclosure – Auditors Fees” in the Annual Information Form filed herewith.

Pre-Approval Policies and Procedures

          It is within the mandate of the Registrant’s audit committee to approve all audit and non-audit related fees.  See the disclosure under “Audit Committee Disclosure – Policy on the Approval of Non-Audit Services” in the Annual Information Form filed herewith.

CODE OF ETHICS

          The Registrant has adopted a Code of Ethics for its Chief Executive Officer, Chief Financial Officer and directors and officers.  See the disclosure under “Audit Committee Disclosure – Code of Ethics for CEO, CFO and Senior Financial Officers” in the Annual Information Form filed herewith.  A copy of the Code of Ethics will be provided in print to any shareholder who requests it.  There were no amendments or waivers to the Code of Ethics in fiscal 2004.

OFF-BALANCE SHEET ARRANGEMENTS

          See the disclosure under “Off-Balance Sheet Arrangements” in the Management’s Discussion and Analysis of Results and Financial Position filed herewith.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          See the disclosure under “Contractual Obligations and Commercial Commitments ” in the Management’s Discussion and Analysis of Results and Financial Position filed herewith.

Document 1

ALIMENTATION COUCHE-TARD INC.

ANNUAL INFORMATION FORM

Fiscal year ended April 25, 2004

July 13, 2004

As used in this annual information form, unless the context indicates otherwise: (i) ”we”, “our” and “us”, the “Company” or “Couche-Tard» refer collectively to Alimentation Couche-Tard Inc. and, unless the context otherwise requires or indicates, its subsidiaries and (ii) “$” or “dollars” refer to Canadian dollars and “US$” or “US dollars” refer to United States dollars.

FORWARD-LOOKING STATEMENTS

We make “forward-looking statements” throughout this annual information form. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe”, “expect”, or “anticipate” will occur, what we “intend”, “plan” or “seek” to do or accomplish and other similar statements), you must remember that our expectations may not be correct or that we may not take such actions or accomplish such goals. We do not guarantee that the transactions and events described in this annual information form will happen as described (or that they will happen at all). You should read this annual information form completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation will change in the future.

Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, including:

•	difficulties in implementing our business strategy and technology;

•	difficulties that may be encountered in the integration of the operations of acquired companies;

•	changes in wholesale and retail motor fuel pricing;

•	changes in the regulation or taxation of cigarettes or alcohol;

•	difficulties in retaining key members of our management team;

•	changes in the financial markets affecting our financial structure and our cost of capital and borrowed money;

•	compliance with and changes in environmental regulations;

•	our level of debt;

•	general economic conditions;

•	changes in operating expenses or the need for additional capital expenditures;

•	the effects of acquisitions we might make in the future; and

•	changes in pricing policies by our competitors or us.

Reference is made to “Risk Factors” herein below.

THE COMPANY

Name and Incorporation

The Company was incorporated under Part IA of the Companies Act (Québec) by certificate of amalgamation dated May 1, 1988.  On December 15, 1994, The Company changed its corporate name from “Actidev Inc.” to “Alimentation Couche-Tard Inc.” The Company’s share capital was also changed at that time so that it consists of an unlimited number of first preferred shares, an unlimited number of second preferred shares, an unlimited number of multiple voting shares and an unlimited number of subordinate voting shares.  By certificate of amendment dated September 8, 1995, the Company re-designated the multiple voting shares as Class A multiple voting shares (the “Multiple Voting Shares”) and the subordinate voting shares as Class B subordinate voting shares (the “Subordinate Voting Shares”). The Company’s shares trade on the Toronto Stock Exchange and, as of April 25, 2004, the Company had a total market capitalization of approximately $2.3 billion.

The head office of the Company is located at 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

Intercorporate Relationships

The following chart illustrates the corporate organization of the Company and its principal subsidiaries, all of which are 100% owned.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are the leader in the Canadian convenience store industry. We are the fourth largest convenience store operator in North America and the second largest independent (not integrated with a petroleum company) convenience store operator in North America. As at April 25, 2004, our network consisted of 4,881 convenience stores, 3,079 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five in the United States, which cover 23 American states.

We sell food and beverage items, motor fuel and other products and services targeted to meet our customers’ demand for convenience and quality in a clean and welcoming environment.  We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin foodservice category, and continued investment in store modernization and technology.

The convenience store industry is fragmented, with the top 10 operators representing only approximately 24% of the estimated total of 132,400 stores in the United States. Industry consolidation by highly leveraged operators in the 1990’s, combined with competition and fluctuations in motor fuel margins, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for well-capitalized, established industry participants to grow through mergers and acquisitions.

History

Alain Bouchard, the Chairman, President and Chief Executive Officer of Alimentation Couche-Tard Inc., started the chain with one store in 1980. In 1986, with a network of 34 stores, a predecessor of Couche-Tard completed an initial public offering and listed its shares on the Montreal Exchange. In 1994, the predecessor company was privatized by its majority shareholder, Actidev Inc., a publicly held company. Later that year, Actidev Inc. changed its corporate name to “Alimentation Couche-Tard Inc.”

After establishing a leading position in Quebec, Couche-Tard expanded through internal growth and acquisitions in Ontario and Western Canada in 1997, followed by several acquisitions in the United States beginning in 2001. In May 1997, Couche-Tard acquired 245 Provi-Soir stores in Quebec and 50 Wink’s stores in Ontario and Western Canada from Provigo Inc. In April 1999, Couche-Tard acquired 980 stores in Ontario and Western Canada operating under the Mac’s, Mike’s Mart and Becker’s banners through the acquisition of Silcorp Limited, a publicly-held company.

Fiscal 2002 - 2004 Highlights

Fiscal 2002:

In June 2001, Couche-Tard acquired the assets of Johnson Oil Company, Inc. (“Johnson Oil”) in Indiana, Illinois and Kentucky for a total cost of $119.3 million.  The acquired network from Johnson Oil included 172 corporate stores, 35 dealer locations and 18 commission retailer sites under the Bigfoot banner, all with gasoline sales.  This acquisition generated $562 million in sales in fiscal 2002.

In July 2001, the Multiple Voting Shares and the Subordinate Voting Shares of the Company were split on a two-for-one basis.

In August 2001, the Company acquired all of the shares of R-Con Centres Inc., the holder of Mac’s master franchise for Manitoba, where that banner encompasses 31 stores including eight with gasoline dispensing.

In December 2001, the Company completed a public offering of 4,000,000 Subordinate Voting Shares at a price of $25.40 per Subordinate Voting Share, for net proceeds to the Company of $97,536,000 (before deducting the expenses of the issue).

Also in December 2001, the Company acquired from BP Amoco Oil Company, a six-store convenience chain based in Lafayette, Indiana.

In February 2002, the building of Couche-Tard’s $13.5 million Laval distribution centre was completed.  Such distribution centre provides integrated, high quality services to the Quebec network.

In April 2002, the Company acquired a network of 12 stores from Bruce Miller Oil Company (10 locations were owned by Bruce Miller Oil Company and two are affiliated stores) located in South-eastern Indiana and the Cincinnati Metro Area in Ohio.

Fiscal 2003:

In July 2002, the Company acquired from Handy Andy Food Stores, Inc. its network of 16 convenience stores in the Indianapolis area (Indiana), 15 of which stores sell gasoline under the Marathon and Citgo brands.

Also in July 2002, the Multiple Voting Shares and the Subordinate Voting Shares of the Company were split on a two-for-one basis.

In August 2002, the Company acquired the assets of Dairy Mart Convenience Stores, Inc. (Hudson, Ohio) (“Dairy Mart”), a leading regional convenience retailing chain with stores located in Ohio, Kentucky, Pennsylvania, Michigan and Indiana. Through Mac’s Convenience Stores Inc. (“Mac’s US”), Couche-Tard became the owner of 287 Dairy Mart stores, for a total cost of US$79.5 million. This transaction included a one-year management contract (the “Management Contract”) for the network’s remaining 153 stores, some of which could be acquired by Mac’s US during the next few months, while others could be closed or sold on behalf of Dairy Mart.

In December 2002, the Company acquired the Tabatout network which accounts for 30 points of sale in Québec and is part of the non-traditional store market.

In March 2003, the Company acquired 92 Dairy Mart stores which had been subject to the Management Contract since the acquisition of Dairy Mart in August 2002. This transaction had the effect of terminating the Management Contract.

Fiscal 2004:

In August 2003, the Company and Allied Domecq Quick Service Restaurants entered into an agreement whereby the Company acquired the master franchisee rights for the Dunkin’ Donuts banner in Québec. Thus, the 94 Dunkin’ Donuts stores already established in Québec became franchisees of the Company which is now responsible for the implementation of all aspects of the Dunkin’ Donuts system in Québec.

On September 4, 2003, Couche-Tard acquired certain assets of Clark Retail Enterprises, Inc. for total cash consideration of $41.0 million. In this transaction, Couche-Tard acquired 43 convenience stores, 33 of which are located in Illinois, with the remainder in Indiana, Iowa, Michigan and Ohio. All of the stores sell motor fuel. Couche-Tard acquired the buildings and land at 31 of these sites, with the remaining 12 being leased. On October 30, 2003, Couche-Tard completed a sale-leaseback transaction with respect to 19 of the Clark stores and received proceeds of approximately US$15 million.

On December 17, 2003, Couche-Tard acquired The Circle K Corporation (“Circle K”) from ConocoPhillips for a net cash purchase price of US$803.9 million, subject to post-closing adjustments. The Acquisition was financed through the proceeds from the issuance of US$350 million 7 1/2% Senior Subordinated Notes due 2013, borrowings under our senior credit facility and net proceeds of $220.5 million from the issuance of Class B subordinate voting shares. (See “Material Contracts.”)

In connection with the Acquisition:

•	Couche-Tard acquired all the outstanding capital stock of Circle K;

•	we entered into a five-year motor fuel supply agreement with ConocoPhillips;

•	we entered into several other related agreements with ConocoPhillips, including several trademark licensing agreements and a reseller agreement;

•	we entered into an environmental liabilities agreement with ConocoPhillips; and

•	we agreed to undertake certain capital improvements at the Circle K stores in connection with the proposed settlement of litigation brought against Circle K under the Americans with Disabilities Act.

As at April 25, 2004 the Company had achieved excellent progress in the Circle K integration plan with some US$10 million in synergies achieved within the first 130 days, by implementing Couche-Tard’s decentralized business model at Circle K and renegotiating several merchandise supply agreements.

In March and April 2004, the Company entered into sale-leaseback agreements for 322 Circle K properties acquired on December 17, 2003. The net proceeds from this transaction of  US$252.9 million were used to reimburse part of the long-term debt borrowed in connection with the Acquisition.

BUSINESS

Business Strengths

Leading Market Position.  We have a network of more than 4,800 convenience stores which makes us the second largest independent operator and the fourth largest overall operator of convenience stores in North America, including independent chains and chains operated by integrated oil companies. We believe our well-recognized banners, including Couche-Tard, Circle K and Mac’s, have an established reputation for convenience and excellence in product selection and value that helps to differentiate our stores from those of our competitors. We believe that the geographic diversity of our network throughout the United States and Canada reduces our exposure to adverse local and/or regional market conditions, including fluctuations in motor fuel prices. With more than $9 billion in revenues in fiscal 2004 and over 20 years of convenience store operations, we believe our size and experience have enabled us to develop operating efficiencies that provide us with a competitive advantage, particularly with respect to merchandising and purchasing.

Well-Located and Modernized Store Base.  We believe that we have high-quality stores in strategic locations. We believe that focusing on developing networks of stores in the geographic areas in which we operate enables us to study those markets and refine our location strategy. We selectively choose our store sites to maximize our store traffic and visibility and we effectively manage the closure of under-performing stores. Due to current land prices and the unavailability of suitable properties in our primary markets, we believe it would be difficult for our competitors and new entrants to replicate our store base.

We have made substantial investments in our Couche-Tard stores through our Store 2000 Concept. Couche-Tard has implemented the Store 2000 Concept in over 1,000 of its company-operated stores, which represent approximately 29% of such stores. Currently, all of Couche-Tard’s company-operated stores (excluding Circle K) use scanning technology, which is significantly higher than the industry average of approximately 76% of convenience stores. We intend to complete the installation of such technology at all Circle K company-operated stores over the next 24 months.

Differentiated Business Model.  We believe that our business model has positively differentiated Couche-Tard from its competitors. The principal elements of this business model are as follows:

Decentralized Management Structure.  We believe that our culture is entrepreneurial and that Couche-Tard’s management structure is one of our most important business strengths. Couche-Tard manages its operations and workforce in a decentralized manner in order to expedite decision making, to address local demand for specific products and services, and to minimize corporate overhead costs. Each store is operated as a distinct business unit and store managers are responsible for meeting financial and operational targets. We support our store managers with a strong, experienced management team and capital resources, which we believe provide our managers with a significant competitive advantage compared to smaller operators. In addition, we implement a rigorous performance measurement or “benchmarking” process to ensure that best practices are deployed across our network and to allow us to provide timely and effective feedback to our managers at all levels.

Commitment to Operational Expertise.  We have developed substantial operational expertise that enables us to efficiently match our product assortment with our customers’ preferences. We employ this expertise throughout our product delivery chain, from the selection of store locations to the development of store designs, the supply and distribution of products, the merchandising and marketing, and ultimately to the sale of products to our customers. This delivery chain is supported by our experienced and well-trained store and management personnel who are focused on optimizing store performance and maximizing our customers’ satisfaction. In addition, each stage of our operations is supported by the use of technology that enables us to perform an in-depth analysis of our inventory purchases and sales. We use this information to continue to refine our purchasing operations and to work with our suppliers to tailor our merchandising and customize our shelf space to increase sales volume. As a result, we believe we are able to secure more favourable purchasing terms from our suppliers.

Focus on In-store Merchandise.  We have been able to focus on growing and developing our in-store merchandise sales, which generate higher margins than motor fuel sales because, unlike many of our competitors, a major oil company does not own us. In particular, Couche-Tard has focused on growing its higher margin foodservice business, including its Quick Service Restaurants (“QSRs”), to further improve profit margins and differentiate its stores from those of its competitors.

Experienced and Incentivized Management Team with a Proven Track Record.  Our senior executive management team has worked together for more than 20 years and has developed extensive expertise in operating convenience stores. As of April 25, 2004, our senior executive management team collectively owned approximately 20% of Alimentation Couche-Tard Inc.’s stock and controlled approximately 54% of the voting rights of all outstanding shares. Furthermore, our nine operational vice-presidents have an average of approximately 17 years of industry experience. Many of our management personnel at all levels have progressed into management positions after working with us for many years at different levels of the organization, while others have joined us in connection with acquisitions and have brought us additional expertise. Since 1997, Couche-Tard has completed many acquisitions, and management’s ability to integrate stores into our existing network has been an important factor in our success. In addition, our management has transitioned Couche-Tard from a local Quebec company to a leading convenience store operator in Canada and the United States.

Business Strategy

We plan to continue growing our business and improving our financial performance by implementing our business strategy, the key elements of which include:

Drive Internal Sales Growth and Profitability.  We use our branding strategy, innovative store concepts and foodservice offerings to enhance customer loyalty and return shopping, and to grow same-store sales by promoting the consumption of high-margin products and tailoring our product and service offerings to meet local tastes.

In-Store Branding.  We use in-store branding strategies, including proprietary and national brands, to differentiate our fresh food offerings from other convenience stores, build customer loyalty and promote return shopping. At the core of this offering is a quality assortment of freshly brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items that are marketed under our proprietary brands. Our La Maisonnee and Handful branded fresh sandwiches and breakfast selections, and Sunshine Joe Coffee Co., Sloche, Froster, Thirst Buster and The Frozen Zone brands of beverages are examples of successful proprietary branded items that we have added to our growing selection of fresh products. In addition, we continue to build on existing partnerships with recognized coffee franchises and national brand names such as Van Houtte, Millstone and Seattle’s Best.

Store 2000 Concept.  We plan to continue to use Couche-Tard’s successful Store 2000 Concept to grow same-store sales and drive purchases of higher margin products and services. We believe that the implementation of our Store 2000 Concept has favourably impacted the revenues and profit margins of reconfigured stores. We intend to introduce our Store 2000 Concept to the Circle K stores over the next few years.

Quick Service Restaurants.  Since 1998, Couche-Tard has implemented QSRs as a key element of its Store 2000 Concept. These QSRs are designed to increase customer traffic and profit margins by attracting customers through recognized brands and encouraging them to spend more time in the store. Couche-Tard operates these QSRs within the Couche-Tard stores as a franchisee and is responsible for their daily operations. We intend to continue to implement this strategy in our Couche-Tard stores and selectively introduce it to our Circle K stores.

Invest in Store Modernization and Information Systems.  We intend to continue investing in the modernization of our store base and the enhancement of our technology and information systems at all levels throughout our store network and in our distribution centre. We analyze our investment opportunities based on their potential growth, profitability and rate of return on capital. We believe that our access to both internal and external sources of capital allows us to make investments that provide us with a competitive advantage in a highly-fragmented industry.

We have made significant investments in technology because we believe that the information generated from such systems is critical to the operation of our business. By analyzing the data generated by our point-of-sale (“POS”) systems, we are better able to adjust our product and service mix to meet local demands, eliminate slow-moving inventory items, and optimize our purchasing activities.

Leverage Supplier Relationships.  We seek to develop and maintain strong relationships with our merchandise and motor fuel suppliers. As the largest convenience store operator in Canada and fourth largest overall convenience store operator in North America, we represent an attractive distribution channel to suppliers due to our scale, broad geographic presence and our proven ability to grow merchandise and motor fuel sales. We use the inventory information from our POS systems to work with our suppliers to provide mutually agreeable merchandising and exclusivity arrangements, which we believe allows us to secure more favourable purchasing terms. Moreover, we believe the consolidation of Couche-Tard and Circle K will lead to additional volume purchasing benefits.

Selectively Expand our Store Network.  We plan to continue to expand our store network through new store development and selective acquisitions. In particular, we intend to focus our resources on identifying “fill-in” opportunities comprised of individual stores or small chains within our existing markets that will complement our current operations. These “fill-in” acquisitions allow us to focus our management efforts on the regions in which we operate and to realize regional economies of scale. When we make an acquisition, we apply our business model to the acquired stores and typically integrate such stores into our operational and information systems.

Industry

The convenience store industry is undergoing significant structural changes, including increased competition from new market entrants such as drug stores, warehouse clubs, large supermarkets and other mass retailers (commonly known as hypermarkets) which have added convenience store staple products such as bread, milk and packaged beverages to their product mix. In addition, an increasing number of hypermarkets are selling motor fuel at low prices in an attempt to establish themselves as a one-stop shopping location and to increase customer trip frequency and traffic at their stores. See “ - Competition”.

In response to heightened competition in the industry, convenience stores are extending their range of traditional products and services to include calling cards, financial services, photo developing, QSRs and other products and services. In addition to being conveniently located and open for extended hours, convenience stores now cater to customers with busy schedules who expect to find a wide assortment of items in stock and to have many available payment options. Convenience stores are also catering to time-pressed consumers looking for “grab-and-go” items by offering fresh food and baked goods prepared on-site. As a result, those convenience store operators with superior merchandising, distribution expertise and capital can overcome the challenges resulting from rising operating costs and increased customer demands.

Store Network

Couche-Tard is the largest Canadian convenience store operator with a network of 1,924convenience stores in Canada and has a significant presence in the United States with an additional 2,957 stores. Of the 4,881 Couche-Tard stores, 3,620 are company-operated and 1,261 are operated under our affiliate program. Motor fuel is sold at 64% of Couche-Tard’s company-operated stores.Couche-Tard’s Canadian stores are located in Quebec, Ontario, Alberta, British Columbia, Manitoba, Saskatchewan and the Northwest Territories, and its U.S. stores are located in 23 U.S. states, including Ohio, Indiana, Kentucky, Illinois, Michigan, Pennsylvania, Iowa, Arizona, Florida, California, Louisiana and Texas.  The Couche-Tard stores are primarily operated under the Couche-Tard and Mac’s banners in Canada and the Mac’s and Circle K banners in the United States.

Couche-Tard’s stores, which are located in a variety of high-traffic areas, include freestanding stores and stores located in strip shopping centres. Couche-Tard’s stores in Canada and in the U.S. Midwest are designed to appeal to customers in their local markets, rather than conforming to a single standard format. The Circle K stores’ simple and consistent design makes them easily recognizable.  The majority of the stores are open seven days a week, 24 hours a day, with peak customer traffic in the early morning and late afternoon. The size of the typical Couche-Tard store is between 2,000 and 2,500 square feet, while newly-developed stores are typically approximately 3,000 square feet, to accommodate in-store seating and, in certain cases, QSRs.

The following table sets out the number of Couche-Tard’s stores in operation by geographic location and type of store as of April 25, 2004.

Region	Provinces/States	Total Number of Stores	Total Company- Operated Stores	Total Affiliates	Percentage of Total Stores

Eastern Canada	Quebec	844	569	275	17.2%
Central Canada	Ontario	793	614	179	16.2%
Western Canada	British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Territories	287	283	4	6.1%
U.S. Midwest	Ohio, Indiana, Kentucky, Illinois, Michigan, Pennsylvania, Iowa	675	504	171	13.8%

U.S. West Coast	Washington, Oregon, California	542	283	259	11.1%

U.S. Arizona Region	Nevada, Arizona, New Mexico, Western Texas	554	526	28	11.4%

U.S. Southeast	Tennessee, Northern Mississippi, Georgia, North Carolina, South Carolina	345	279	66	7.0%

U.S. Florida and Gulf Coast	Florida, Alabama, Arkansas, Louisiana, Southern Mississippi, Eastern Texas	839	562	277	17.2%

Total		4,881	3,620	1,261	100%

Couche-Tard conducts its convenience store business through two main types of arrangements, as set out below.

Company-Operated Stores.  Couche-Tard has 3,620 company-operated stores in its network, 2,810 of which are employee-operated and 810 of which are dealer-operated. All of the stores in Quebec and the United States are employee-operated. For employee-operated stores, Couche-Tard is responsible for store operations, owns the equipment, systems and inventory and employs salaried and part-time staff. For dealer-operated stores, Couche-Tard owns the equipment, inventory and systems and the independent store operator employs the staff, agrees to operate according to Couche-Tard’s standards and is paid a commission based primarily on store revenues to manage the store. The dealer-operator is also fully responsible for losses related to any inventory shrinkage.

Affiliated Store Program.  Couche-Tard’s affiliated store program includes franchise arrangements, license arrangements and arrangements under which the Midwest sells motor fuel to certain independent store operators (motor fuel dealers).

a)

Franchised Stores.  Couche-Tard has 291 franchised stores in Canada and the United States. Franchised stores are operated by independent store operators who have entered into a franchise agreement, which typically provides for an upfront franchise fee and/or royalties based primarily on sales to be paid to Couche-Tard. These stores operate under one of Couche-Tard’s banners. The franchisee is responsible for managing the store, hiring and managing the staff and maintaining inventory through supply agreements with authorized suppliers. In most cases, Couche-Tard either leases or subleases the real estate to the franchisee and, in many locations; Couche-Tard owns the in-store equipment and motor fuel equipment.

b)

Licensed Stores.  Couche-Tard has 876 stores operated under license agreements in Canada and the United States that are owned and operated by independent store operators. The licensee typically owns or leases the real property from third parties and owns all other assets related to the business. The licensee enters into a license agreement with Couche-Tard to use one of Couche-Tard’s proprietary banners and agrees to buy merchandise from certain suppliers in order to benefit from certain vendor rebates based on Couche-Tard’s purchasing volume. Couche-Tard’s revenues from licensed stores includes license fees and a portion of the vendor rebates related to the licensee’s purchases that are paid to Couche-Tard.

c)	Motor Fuel Dealers. Couche-Tard’s Midwest Division has agreements to sell motor fuel directly to 94 independent operators at cost plus a mark-up.

Internationally, Couche-Tard through Circle K has license agreements for the operation and development of stores in Japan, Hong Kong, China, Indonesia, Mexico and Taiwan. The terms of these agreements vary, as do the royalty rates which are generally below 1% of merchandise sales.

Merchandise Operations

Couche-Tard offers its customers more than 2,500 product stock keeping units (“SKUs”) that include traditional convenience store items such as packaged and frozen beverages, candy and snacks, coffee, dairy items, beer/wine and tobacco products, as well as products not traditionally offered by convenience stores such as fresh food and foodservice items. In addition, services such as automatic teller machines and lottery ticket sales are featured in many stores. Couche-Tard is continually looking for new product ideas, such as cell phones, prepaid phone cards and home office supplies, to offer to its customers to meet their convenience needs. Couche-Tard evaluates store product assortment on an ongoing basis to ensure that low turnover products are replaced by top selling items in order to maximize selling space and ensure that high demand items are available to the consumer.

Couche-Tard employs category management as a merchandising tool and assigns internal “category managers” for its top selling products in each region. These category managers are experts on the products within their responsibilities, and they use their in-depth knowledge of the product’s sales trends, regional preferences, popularity and producers in deciding which items to stock in a particular geographical region.

Based on merchandise purchase and sales information, Couche-Tard estimates category revenues as a percentage of total in-store merchandise sales for the last fiscal year as follows:

Category	Percentage of Total

Tobacco Products	37.4
Grocery	24.8
Beer/Wine/Liquor	15.7
Candy/Snacks	9.7
Food Service	8.6
Dairy Products	3.8

Total In-Store Merchandise Sales	100.0%

In order to grow its merchandise sales and increase profits, Couche-Tard focuses primarily on developing its banners and brands, growing and refining its Store 2000 Concept and expanding its QSR business.

Branding.  Couche-Tard operates its stores under a variety of banners, including Couche-Tard, Provi-Soir, Mac’s, Mike’s Mart, Becker’s and Wink’s in Canada and Bigfoot, Dairy Mart, Mac’s and Handy-Andy in the U.S. Midwest. Circle K stores operate under the Circle K banner. In-store brands include Circle K, Circle K Express, Grocery Express, Grabbers, The Frozen Zone, Circle K Strike Out Meter, Thirst Buster, Thirst Buster Nothing’s Cooler, Thirst Freezer, Thirst Freezer Dangerously Cold, Freshest Coffee Going! and Circle K Short Orders. Our main service brand is Circlek.com. Tag lines include “All you want today is at your Circle K”, “All you want today” and “Circle K, A Better Way”. The core banners for Couche-Tard are currently Couche-Tard, Mac’s and Circle K.

Couche-Tard’s brand strategy employs both proprietary and national brands for brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items. La Maisonnee and Handful branded fresh sandwiches and breakfast selections and Sunshine Joe Coffee Co. are examples of successful proprietary branded items that Couche-Tard has added to its growing selection of fresh products. Couche-Tard also continues to build on existing partnerships with recognized coffee franchises and brand names such as Van Houtte and Seattle’s Best Coffee names.

Store 2000 Concept.  In 1998, Couche-Tard launched its Store 2000 Concept. The program has been implemented in over 1,000, or approximately 28%, of its company-operated stores. Under the Store 2000 Concept, the selection of products and services is designed to create an in-store perception of freshness to appeal to consumers and promote increased sales of higher-margin products. Each selected location is adapted to the needs of the socio-economic and cultural character of the community with the assistance of a multi-disciplinary team comprising marketing, merchandising, real estate service, interior design and operations specialists. A full-scale Store 2000 Concept implementation typically includes an expanded foodservice operation, and may include a QSR. Couche-Tard uses a scaled-down version of the concept in markets that cannot support a full-scale conversion. The cost of a full-scale Store 2000 Concept implementation is typically between $150,000 and $200,000, while a partial or scaled-down conversion may cost between $40,000 and $60,000. Management believes that there is an opportunity to increase gross margins through the expansion of this concept, particularly in certain of the Circle K stores.

Quick Service Restaurants.  In order to differentiate its company-operated stores and to increase customer traffic and profit margins, Couche-Tard is focusing on the expansion of its foodservice program and has entered into franchise agreements with quick service restaurants including Subway, Dunkin’ Donuts, M&M Meat Shops, Taco Bell, Mr. Hero, Noble Roman, A&W, Mr. Sub, Cafe Depot, Second Cup and Quiznos. These foodservice programs are a very important part of the Store 2000 Concept. Couche-Tard runs the branded foodservice operation as a franchisee and pays royalties, rather than renting out space to foodservice operators for a fixed dollar fee. While this approach prevents Couche-Tard from partnering with certain companies, it allows Couche-Tard to benefit from increased popularity of these products and Couche-Tard believes that this approach enables it to generate higher margin and returns, as well as to ensure quality of service.

Fuel Operations

Prior to Couche-Tard’s entry into the U.S. market, approximately 70% of total revenues were generated from merchandise and service revenues and 30% from motor fuel sales. The mix has been altered since the acquisition of Bigfoot, Dairy Mart and Circle K, as these companies had a greater reliance on motor fuel sales than Couche-Tard. In fiscal 2004, Couche-Tard’s motor fuel sales in Canada represented about 30% of its Canadian revenues compared to approximately 57% of revenues for its U.S. stores.

Generally, Couche-Tard’s company-operated stores sell both branded and unbranded motor fuel by purchasing the motor fuel and reselling it at a profit. In addition, Couche-Tard earns a commission for supplying unbranded motor fuel on a consignment basis to company-operated stores in respect of which it does not own the pumps or storage tanks. Couche-Tard also acts as agent in the sale of motor fuel to some of its franchise stores and receives a commission. At select locations in the United States only, Couche-Tard sells motor fuel to independent store operators for cost plus a mark-up. Except for sales made on a commission basis for which only the commission is recorded as motor fuel revenues, Couche-Tard includes the full value of such sales in its motor fuel revenues.

The wholesale price in Couche-Tard’s supply agreements with major oil companies is typically set by the oil company supplying the motor fuel. Generally, Couche-Tard obtains the fuel at a price referred to as the “rack to retail price” and sets the retail price.

Couche-Tard sells motor fuel either under its own brands, including Couche-Tard and Mac’s in Canada and Bigfoot and Circle K in the United States, or under the name of major oil companies such as Esso, Petro-Canada, Shell, Irving, Ultramar, BP Amoco, 76 and Phillips 66, among others. In connection with the acquisition of Circle K, we entered into license agreements with ConocoPhillips which allow us to use the Union 76, 76 and Union brand name at 849 sites and the Phillips 66, 66 and Phillips brand name at 68 sites in the United States. Circle K has given notice to ConoccoPhillips of its plan to debrand the 76 and 66 locations in California and Arizona which commenced in June 2004.

Distribution and Suppliers

Merchandise Distribution and Supply Arrangements.  Couche-Tard has established national and regional distribution and supply networks for its in-store merchandise in Canada and the United States. With the exception of Eastern Canada where Couche-Tard operates its own distribution centre, in-store merchandise is supplied to Couche-Tard stores either through distribution specialists or directly by manufacturers. Couche-Tard has arrangements with major tobacco manufacturers and other major suppliers such as FritoLay, Nestle, Coca-Cola and Pepsi for direct distribution to its stores. Couche-Tard has also negotiated supply agreements with regional suppliers, to the extent required, to meet the needs of each market and to adapt its product mix to local consumer preferences.

In Central Canada, Couche-Tard uses Karrys Bros., Limited as a regional warehouse supplier to distribute the majority of its in-store merchandise on an exclusive basis to its company-operated stores and on a non-exclusive basis to affiliates. Couche-Tard also purchases products such as carbonated beverages and potato chips, which are not covered under the arrangement with Karrys, directly from manufacturers and producers. Similarly, Couche-Tard uses Core-Mark International Inc. as its exclusive supplier for the majority of its in-store merchandise to its Western Canada stores. Recently, Couche-Tard entered into an exclusive supply agreement with Eby-Brown Company to supply the majority of its in-store merchandise for all of its company-operated stores in the U.S. Midwest. To the extent required, the remainder of the products are purchased on a non-exclusive basis from regional manufacturers.

In Eastern Canada, Couche-Tard recently opened a distribution centre in Laval, Quebec through which most deliveries to Couche-Tard’s Quebec stores are channelled, with the remainder of supplies being delivered directly to the stores by the manufacturers. The distribution centre was established to allow Couche-Tard to provide integrated, high-quality services to the 739 Couche-Tard stores dispersed throughout the province. The distribution centre has enabled Couche-Tard to increase the frequency of its delivery of dairy products and fresh and frozen foods from once to at least twice a week.

Circle K has a distribution centre in Arizona which is managed by Core-Mark International Inc. pursuant to a contract for a fee. The distribution centre services approximately 500 Circle K stores. The distribution centre allows Circle K to utilize its buying power for warehouse-delivered items plus certain dairy, bakery, sandwich, ice cream and snack items through vendor consolidation with the Arizona distribution centre.

Two types of suppliers provide merchandise to Circle K stores. Direct store delivery suppliers generally supply items such as beer, soft drinks, snack items, newspapers, milk and bread directly to the stores, while warehouse suppliers provide cigarettes, fountain cups, groceries, health and beauty aids, and candy and snacks to the Circle K stores in all areas outside of Arizona. Circle K also uses Core-Mark as a warehouse supplier to distribute merchandise to the majority of its stores west of the Mississippi and to provide management services to the Circle K distribution centre located in Arizona. Circle K uses McLane Company, Inc. to distribute merchandise to the majority of its stores east of the Mississippi.

Core-Mark is a subsidiary of Fleming Companies Inc., which filed for Chapter 11 protection on April 1, 2003. To date, the bankruptcy has caused only minimal disruption in the services Core-Mark provides to Circle K. Nevertheless, Circle K management is monitoring the situation and has developed contingency plans to ensure an uninterrupted supply of merchandise to the stores. These plans are flexible and address the various scenarios that could occur in markets served by Core-Mark.  Core-Mark is expected to emerge from reorganization proceedings in the summer of 2004.

Motor Fuel Supply Arrangements.  Couche-Tard purchases the motor fuel it sells under its brand name directly from oil refineries. It also purchases branded motor fuel from a number of major oil companies and sells such motor fuel under the oil company’s name. Typically, the motor fuel sold in Canada under Couche-Tard’s brand is supplied in accordance with motor fuel supply contracts. Generally, both of these types of contracts are entered into with major oil companies and are based on a scaling or commission per litre (or gallon) sold, both of which are directly correlated to the quantity of fuel sold.

Circle K has entered into a supply agreement with ConocoPhillips pursuant to which ConocoPhillips will provide, for at least the next five years, subject to cancellation at the option of Couche-Tard, a supply of gasoline and diesel for the stores covered by such supply agreement.  In 2004, Circle K gave notice to terminate its supply arrangement with ConoccoPhillips for California and Arizona.  Cancellation of the supply agreement for other areas is being considered in the future.

Properties

Of the 3,620 company-operated stores, 2,792 are leased and 828 are owned by Couche-Tard, while the remaining 1,259 stores are either leased or owned by affiliates and franchisees. Most of the owned properties are located in Quebec. Couche-Tard believes that none of the leases is individually material to it. Most of the leases are net leases requiring Couche-Tard to pay taxes, insurance and maintenance costs. Although the leases expire at various times, the leases for approximately 45% of these properties have terms, including renewal options, extending beyond the end of fiscal 2008. Of the leases that expire prior to the end of fiscal 2008, management anticipates that it will be able to negotiate acceptable extensions of the leases for those locations that it intends to continue operating. A number of our properties have been and will be subject to sale-leaseback transactions.

Couche-Tard leases its corporate headquarters in Laval, Quebec. Management believes that Couche-Tard’s headquarters are adequate for its present and foreseeable needs. In addition, Couche-Tard has three regional offices located in Scarborough, Ontario, Calgary, Alberta, Columbus, Indiana, Fort Mill, South Carolina, Tampa, Florida, Corona, California and Tempe, Arizona, all of which are leased. The distribution centre in Laval, Quebec is also leased.  We lease a portion of Circle K’s corporate headquarters, in Tempe, Arizona, from ConocoPhillips. Pursuant to an Office Lease between ConocoPhillips and Circle K entered into at the time of closing of the Acquisition, Tosco Operating Company, Inc. leases to Circle K approximately 193,747 (currently 125,000) square feet of office space in a building located in Tempe, Arizona. Circle K has the right to reduce the area of the leased premises at any time upon 30 days’ prior notice.  In June 2004, Circle K entered into a lease for 75,000 square feet of office space to house the Arizona Region and centralized administrative functions.  The move is expected to be completed by October at which time the lease with ConoccoPhillips will be terminated.

Information Systems

Couche-Tard uses the information obtained from its POS systems to manage its product mix at the store level. The periodic reports generated from the data collected using POS scanners allows the store operators to identify slow-moving inventory, track customer preferences, optimize product assortment and effectively adapt the store to the needs of community. Couche-Tard uses POS technology, including scanning, in all of its company-operated stores except for Circle K stores where approximately 36% are equipped with POS technology, including scanning. Couche-Tard is also currently implementing new POS systems including the selective installation of touch screens in its Mac’s stores and pay-at-the-pump systems for motor fuel distribution at certain company-owned stores in all of its regions. This technology maximizes convenience for customers while allowing Couche-Tard to collect information on consumer habits to better implement its merchandising strategy. In fiscal 2003, Couche-Tard established a data warehouse for all of its Canadian divisions and is developing a wide area network, or WAN, which will allow it to implement a perpetual inventory and in-store assisted ordering system. The system, which is in use primarily in Quebec, is designed to optimize the store supply process.

Employees and Training

As of April 25, 2004, Couche-Tard had approximately 34,000 employees throughout its company-operated stores, administrative offices and distribution centre. Approximately 150 employees work in the head office in Laval, Quebec. All of Couche-Tard’s head office employees work on a full-time basis.

Couche-Tard is organized in eight operating units based on geography: Eastern Canada (Quebec), Central Canada (Ontario), Western Canada, the U.S. Midwest, the West Coast Region, the Arizona Region, the Southeast Region and the Florida and Gulf Coast Region, each managed by a Vice-President of Operations. Each Vice-President is typically responsible for up to 800 stores. Each store is operated as a separate business unit and store managers within each region are required to meet specific performance objectives. Store manager’s report to market managers who are typically responsible for eight to ten stores. Market manager’s report to regional directors who typically oversee 60 to 70 stores. Finally, regional directors are accountable to the regional vice-presidents. Couche-Tard’s decentralized structure allows most store-specific decisions to be made locally, rather than centrally, which expedites the decision-making process.

When Couche-Tard hires head office director-level employees who are new to the convenience store industry, those employees generally spend six to 12 weeks learning employee positions at the store level. Couche-Tard believes that this fosters a sense of ownership in the business and promotes entrepreneurial behaviour. Couche-Tard typically spends between 2% and 4% of total annual compensation in the network on the training of its employees.

Trade Names, Service Marks and Trademarks

Couche-Tard has registered or applied for registration of a variety of trade names, service marks and trademarks for use in its business, which Couche-Tard regards as having significant value and as being important factors in the marketing of the company and its convenience stores. Couche-Tard operates its corporate stores under a variety of banners, including Couche-Tard, Provi-Soir,Mac’s,Mike’s Mart,Becker’s and Wink’s in Canada and under the Circle K,Bigfoot, Dairy Mart,Mac’s and Handy Andy banners in the United States. The three core banners are Couche-Tard, Circle K and Mac’s. Couche-Tard sells its proprietary branded food items such as La Maisonnee and Handful fresh sandwiches and breakfast selections, as well as Sloche and Froster brands of iced beverages.  Circle K store brands include Circle K,Circle K Express,Grocery Express,Grabbers,The Frozen Zone,Circle K Strike Out Meter,Thirst Buster, Thirst Buster Nothing’s Cooler,Thirst Freezer,Thirst Freezer Dangerously Cold,Freshest Coffee Going!, and Circle K Short Orders.  Service brands include: QuickFlick and Circlek.com. Tag lines include “All you want today is at your Circle K”, “All you want today” and “Circle K, A Better Way”.  Couche-Tard also sells motor fuel under its private labels, including Couche-Tard, Mac’s,Bigfoot and Dairy Mart. Couche-Tard is not dependent upon any single trademark or trade name, however, it considers its banners and brands to be important assets. Accordingly, Couche-Tard’s policy is to register or otherwise protect these intangible assets in all jurisdictions in which Couche-Tard operates. Couche-Tard has exclusive rights to use its trademarks, except in certain counties in Texas and Oklahoma where Circle K has granted SSP Partners, one of its franchisees, the exclusive right to use the Circle K brand.

COMPETITION

Our stores compete with a number of national, regional, local and independent retailers, including hypermarkets, grocery and supermarket chains, grocery wholesalers and buying clubs, other convenience store chains, oil company motor fuel/mini-convenience stores, food stores and fast food chains as well as variety, drug and candy stores. In terms of motor fuel sales, our stores compete with other food stores, service stations and, increasingly, supermarket chains and discount retailers. Each store’s ability to compete depends on its location, accessibility and customer service. The rapid growth in the numbers of convenience-type stores opened by oil companies and the entry of a large number of hypermarkets into the industry over the past several years has intensified competition. An increasing number of hypermarkets and other retail format such as supermarkets and drugstores have been expanding their product mix to include core convenience items and fill-in grocery. This channel blending is eroding the convenience stores’ traditional base of business, as exemplified by major drug store chains extending business hours to 24 hours a day, seven days a week and selling a product assortment similar to that of convenience stores.

ENVIRONMENTAL MATTERS

We are subject to various federal, state, provincial and local environmental laws and regulations, including, in the United States, the Resource Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986 and the Clean Air Act, in each case as amended. The enforcement of these laws by regulatory agencies such as the U.S. Environmental Protection Agency (the “EPA”) and its state and provincial equivalents will continue to affect our operations by imposing increased operating and maintenance costs and capital expenditures required for compliance. In addition, certain procedures required by these laws can result in increased lead time and costs for new facilities. Violation of environmental statutes, regulations or orders could result in civil or criminal enforcement actions. We make financial expenditures in order to comply with regulations governing underground storage tanks adopted by federal, provincial, state and local regulatory agencies.

In particular, at the U.S. federal level, the Resource Conservation and Recovery Act of 1976, as amended, requires the EPA to establish a comprehensive regulatory program for the detection, prevention and cleanup of releases from leaking underground storage tanks. Regulations enacted by the EPA in 1988 established requirements for installing underground storage tank systems, upgrading underground storage tank systems, taking corrective action in response to releases, closing underground storage tank systems, keeping appropriate records, and maintaining evidence of financial responsibility for taking corrective action and compensating third parties for bodily injury and property damage resulting from releases. These regulations permit states to develop, administer and enforce their own regulatory programs, incorporating requirements which are at least as stringent as the federal standards.

Our Canadian operations are also subject to environmental regulation imposed by provincial, federal and municipal governments. This primarily relates to the motor fuel operations conducted at approximately 509 locations throughout Canada, including the remediation of such products which have spilled or leaked on or migrated from such locations and other locations used in our earlier operations and those of our predecessors. We believe that we are in material compliance with environmental laws in Canada, including such regulation, and do not anticipate that any increase in the future costs of maintaining compliance in Canada or of remediation of spills or leaks, including any capital expenditure required, will be material to us. We are currently dealing with a small number of claims by third parties or governmental agencies for remediation or damages caused by contamination alleged to be on or migrating from our current or historic operations. We do not anticipate any material expense from such claims. However, changes in applicable requirements and their enforcement or newly discovered conditions could cause us to incur material costs that could adversely affect our business and results of operations.

REGULATORY MATTERS

Many aspects of our operations are subject to regulation under federal, provincial, state and local laws. We describe below the most significant of the regulations that impact all aspects of our operations.

Safety. We are subject to comprehensive federal, provincial, state and local safety laws and regulations. These regulations address issues ranging from facility design, equipment specific requirements, training, hazardous materials, record retention, self-inspection, equipment maintenance and other worker safety issues including workplace violence. These regulatory requirements are fulfilled through a comprehensive Health, Environmental and Safety program. There are no known safety risks or liabilities that are material to our operations or financial position.

Sale of Alcoholic Beverages and Tobacco Products.  In certain areas where our stores are located, provincial, state or local laws limit the sale of and/or the hours of operation for the sale of alcoholic beverages and the sale of alcoholic beverages and tobacco products to persons younger than a specified age. State and local regulatory agencies have the authority to approve, revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of alcoholic beverages, as well as issue fines to stores for the improper sale of alcoholic beverages or tobacco products. These agencies may also impose various restrictions and sanctions. In many states, retailers of alcoholic beverages have been held responsible for damages caused by intoxicated individuals who purchased alcoholic beverages from them. Retailers of alcoholic beverages may also be fined or have a store’s permit revoked for selling alcohol to a minor. While the potential exposure for damage claims, as a seller of alcoholic beverages is substantial, we have adopted procedures intended to minimize such exposure. In addition, we maintain general liability insurance which may mitigate the effect of any liability.

Store Operations.  Our stores are subject to regulation by federal agencies and to licensing and regulations by provincial, state and local health, sanitation, safety, fire and other departments relating to the development and operation of convenience stores, including regulations relating to zoning and building requirements and the preparation and sale of food. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new store in a particular area.

Our operations are also subject to federal, provincial and state laws governing such matters as wage rates, overtime, working conditions and citizenship requirements. At the federal level, there are proposals under consideration from time to time to increase minimum wage rates and to introduce a system of mandated health insurance, which could affect our results of operations.

RISK FACTORS

The “Business Risks” and “Other Risks” sections of our “Management’s Discussion and Analysis of Operating Results and Financial Position” on pages 50 to 54 of the Company’s 2004 Annual Report, is incorporated herein by reference, as supplemented from time to time in the “Business Risks” sections of our quarterly reports to shareholders.

DIVIDENDS

Since 1989, the Company has not declared any dividends.  In addition, the Credit Agreement dated as of December 17, 2003 among Couche-Tard and the members of its lending syndicate restricts the payment of dividends, return of capital or other distributions to the shareholders of the Company, without the consent of the lenders, except, notably, for stock dividends in connection with stock subdivisions of the outstanding equity shares and normal course repurchases, in accordance with applicable rules. The Board of Directors believes that the Company has a strong potential for development and should invest large amounts to keep its network competitive.  For this reason, over the near term, the Company plans to invest its liquidity in expansion and renovation projects.

CAPITAL STRUCTURE

The voting shares of the Company are its Class A Multiple Voting Shares (the “Multiple Voting Shares”) and its Class B Subordinate Voting Shares (the “Subordinate Voting Shares”).  As at June 30, 2004, 28,520,561 Multiple Voting Shares and 72,109,356Subordinate Voting Shares of the Company were issued and outstanding.  Each Multiple Voting Share carries 10 votes and each Subordinate Voting Share carries one vote with respect to all matters coming before the Meeting.

Conversion Rights
Each Multiple Voting Share is convertible at any time at the holder’s option into one fully paid and non-assessable Subordinate Voting Share.  Upon the earliest to occur of: (i) the day upon which all of the Majority Holders (defined in the Articles of the Company as being Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D’Amours) will have reached the age of 65, or (ii) the day when the Majority Holders hold, directly or indirectly, collectively less than 50% of the voting rights attaching to all outstanding voting shares of the Company, each Subordinate Voting Share shall be automatically converted into one fully paid and non-assessable Multiple Voting Share.

Take-Over Bid Protection
In the event that an offer as defined in the Articles of the Company (an “Offer”) is made to holders of Multiple Voting Shares, each Subordinate Voting Share shall become convertible at the holder’s option into one Multiple Voting Share, for the sole purpose of allowing the holder to accept the Offer.  The term “Offer” is defined in the Articles of the Company as an offer in respect of the Multiple Voting Shares which, if addressed to holders resident in Québec, would constitute a take-over bid, a securities exchange bid or an issuer bid under the Securities Act (Québec) (as presently in force or as it may be subsequently amended or readopted), except that an Offer shall not include: (a) an offer which is made at the same time for the same price and on the same terms to all holders of Subordinate Voting Shares; and (b) an offer which, by reason of an exemption or exemptions obtained under the Securities Act (Québec), does not have to be made to all holders of Multiple Voting Shares; provided that, if the offer is made by a person other than a Majority Holder or by a Majority Holder to a person other than a Majority Holder, in reliance on the block purchase exemption set forth in section 123 of the Securities Act (Québec), the offer price does not exceed 115% of the lower of the average market price of the Multiple Voting Shares and the average market price of the Subordinate Voting Shares as established with the formula provided by the Regulation Respecting Securities (Québec).  The conversion right attached to the Subordinate Voting Shares is subject to the condition that if, on the expiry date of an Offer, any of the Subordinate Voting Shares converted into Multiple Voting Shares are not taken up and paid for, such Subordinate Voting Shares shall be deemed never to have been so converted and to have always remained Subordinate Voting Shares.  The Articles of the Company contain provisions concerning the conversion procedure to be followed in the event of an Offer.

RATINGS

On November 18, 2003, Moody’s Investors Service announced that it rated the Company’s Senior Subordinated Notes at Ba3. Obligations rated Ba are in the fifth highest category and are judged to have speculative elements and are subject to substantial credit risk. The rating is based upon potential post-Circle K merger operating efficiencies from the Company’s position as one of the leading convenience store chain in North America, the Company’s pattern after prior acquisitions of reducing leverage with free cash flow and incremental equity offerings, and expected growth in higher-margin merchandise categories.  Constraining the ratings are the integration risks in more than doubling the Company’s base with the Circle K acquisition, the expectation that fixed charge coverage will remain fairly low for the next several years, and increase reliance on unpredictable profits from gasoline sales.  This is the first time that Moody’s has rated the Company’s securities.

On November 21, 2003, Standard and Poor’s Ratings Services Limited announced that it had assigned a “B” rating to the Company’s Senior Subordinated Notes, with a stable outlook. An obligation rated ‘B’ is more vulnerable to non-payment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.  The rating reflects the relative large size of the Circle K acquisition, and the resulting high leverage of the mostly debt funded acquisition. These factors are partially offset by the Company’s strong performing current store base, the acquired store base that has performed reasonably well and a seasoned management team that has experience with previous, albeit smaller acquisitions.  This is the first time that Standard and Poor’s has rated the Company’s securities.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The Multiple Voting Shares and Subordinate Voting Shares are listed on the Toronto Stock Exchange since December 6, 1999 under the symbols ATD.A and ATD.B, respectively.

Price Ranges and Volume Traded

Monthly Period	Symbol	High Price (1)	Low Price (1)	Traded Volume

April-03(2)	ATD.A	$14.52	$14.15	1,100
May-03	ATD.A	$15.50	$14.00	10,013
June-03	ATD.A	$16.00	$14.20	28,719
July-03	ATD.A	$17.30	$14.00	17,970
August-03	ATD.A	$18.50	$17.00	8,058
Sept-03	ATD.A	$26.00	$17.15	30,496
Oct-03	ATD.A	$31.25	$22.30	28,338
Nov-03	ATD.A	$28.50	$23,50	24,608
Dec-03	ATD.A	$27.00	$23.55	29,192
Jan-04	ATD.A	$26.50	$24.50	14,152
Fed-04	ATD.A	$27.25	$24.25	16,770
March-04	ATD.A	$29.33	$23.51	153,071
April-04(3)	ATD.A	$24.66	$24.29	36,482
April-03(2)	ATD.B	$13.33	$13.17	78,177
May-03	ATD.B	$14.30	$12.55	1,613,209
June-03	ATD.B	$14.15	$13.10	1,241,652
July-03	ATD.B	$15.80	$13.45	2,608,123
Aug-03	ATD.B	$16.50	$15.02	1,472,523
Sept-03	ATD.B	$17.69	$15.75	1,703,570
Oct-03	ATD.B	$23.24	$16.90	5,431,072
Nov-03	ATD.B	$23.79	$20.55	4,125,668
Dec-03	ATD.B	$23.98	$22.01	3,791,323
Jan-04	ATD.B	$24.50	$22.51	2,952,099
Feb-04	ATD.B	$26.70	$21.95	4,959,904
March-04	ATD.B	$29.25	$23.36	13,224,890
April-04(3)	ATD.B	$24.28	$23.84	2,007,022

(1)	All prices are in CAD$ an on a per share basis.

(2)	From April 28 to 30, 2003 - average prices and total volumes for partial month

(3)	From April 1 to 25, 2004 – average prices and volumes for partial month

DIRECTORS AND OFFICERS

Directors

The following tables list the Company’s directors.  All information is accurate as of June 30, 2004.

Name, municipality of residence and office held with the Company	Principal occupation	Director since	Number of Multiple Voting Shares beneficially owned or over which control or direction is exercised (1)	Number of Subordinate Voting Shares beneficially owned or over which control or direction is exercised (1)

Alain Bouchard (4) Lorraine, Québec Chairman of the Board, President and Chief Executive Officer	Chairman of the Board, President and Chief Executive Officer of the Company	1988	16,270,160 (2)	601,984 (3)

Member of the Board of Directors and Human Resources Committee of Quebecor inc. (communications holding company) and Atrium Biotechnologies Inc. (development and marketing of cosmetic and nutritional ingredients); member of the Board of Directors, Audit Committee and Human Resources and Compensation Committee of RONA inc.(hardware stores retailer)

Robert Brunet (6),(7) Bolton Centre, Québec Lead Director	President, Socoro Inc. (management consulting firm)	1991	—	102,000

Jacques D’Amours (4) Lorraine, Québec Vice-President, Administration	Vice-President, Administration of the Company	1988	1,421,760	387,600 (3)

Roger Desrosiers (6) Montréal, Québec Chairman of the Audit Committee	Corporate Director	2003	—	4,000

Member of the Board of Directors and Chairman of the Audit Committee of Desjardins, Groupe d’ Assurances Générales and its subsidiaries, La Sécurité, Compagnie d’ Assurances, the Securities Insurance Company and Certas Inc.  Also member of the Board of Directors of PG Mensys Systèmes d’ Information Inc. and M3K Inc.

Jean Élie(5) Montréal, Québec	Corporate Director	1999	—	17,700

Richard Fortin (4) Longueuil, Québec Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer of the Company	1988	966,140	403,600 (3)

	Member of the Board of Directors and Audit Committee of Transcontinental inc. (commercial printer)

Josée Goulet Montréal, Québec	Director of marketing services, Bell Canada (telephone company)	2000	—	— (3)

Roger Longpré (5),(6) Brossard, Québec Chairman of the Human Resources and Corporate Governance Committee	President, Mergerac Inc. (consultants in mergers and acquisitions)	2001	—	8,000 (3)

Réal Plourde (4) Montréal, Québec Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer of the Company	1988	350,256	646,800 (3)
	Member of the Board of Directors and Compensation Committee of Bouclair Inc. (fabric retailer).

Jean-Pierre Sauriol (5) Laval, Québec	President and Chief Executive Officer, Dessau-Soprin inc. (engineering- construction company)	2003	—	2,000
	Member of the Board of Directors of Dessau-Soprin inc. and Camoplast inc. (industrial manufacturer)

Jean Turmel Montréal, Québec	President – Financial Markets, Treasury and Investment of a Canadian chartered bank	2002	—	8,000 (3)

Member of the Board of Directors of a Canadian chartered bank; member of the Board of Directors and Chairman of National Bank Financial Inc. and Natcan Investment Management Inc. (financial services) and also of  the Montreal Exchange

Notes:

1)	The information as to the shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective candidates individually.

2)	Of this number, 14,973,132 shares are held through Developpements Orano Inc.

3)

Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D’ Amours also hold options granting them the right to purchase 1,600,000, 710,000, 710,000 and 4,000 Subordinate Voting Shares, respectively. Mrs. Josée Goulet, Messrs. Roger Longpré and  Jean Turmel hold options granting them the right to purchase 40,000, 20,000 and 10,000 Subordinate Voting Shares, respectively.

4)	Member of the Executive Committee.

5)	Member of the Human Resources and Corporate Governance Committee.

6)	Member of the Audit Committee.

7)	Lead director.

          Alain Bouchard has been a board member since 1988. He is the founder of the companies that became Alimentation Couche-Tard Inc., which began with just one store in 1980. He is our Chairman of the Board, President and Chief Executive Officer and has more than 35 years of experience in the industry. Mr. Bouchard began his career at Perrette Dairy Ltd. in 1968 as interim store manager. He later became supervisor and district director until 1973. As district director, he supervised the opening of 80 stores and developed the Perrette network. From 1973 to 1976, while employed by Provigo Inc. (Provi-Soir division), Mr. Bouchard organized and supervised the opening of 70 Provi-Soir convenience stores. From 1976 to 1980, Mr. Bouchard operated a Provi-Soir franchise and, in 1980, he opened the first Couche-Tard convenience store. Mr. Bouchard is also a director of Quebecor Inc., a communications holding company, RONA Inc., a hardware retailer and Atrium Biotechnologies Inc. (development and marketing of cosmetic and nutritional ingredients).

          Richard Fortin has been a board member since 1988. He is our Executive Vice-President and Chief Financial Officer. Before joining Couche-Tard in 1984, he had more than 13 years of experience at a number of major financial institutions, and was Vice-President of Quebec for a Canadian bank wholly-owned by Societe Generale (France). Mr.  Fortin holds a bachelor’s degree in Management with a major in Finance from Laval University in Quebec City. Mr. Fortin is also a director of Transcontinental Inc., a commercial printer.

          Réal Plourde has been a board member since 1988. He is our Executive Vice-President and Chief Operating Officer. Mr. Plourde joined us in 1984 and has held various positions, ranging from Manager of Technical Services to Vice-President of Development, Sales and Operations. In 1988 and 1989, Mr. Plourde also acted as President of Pro Optic Inc., then a wholly-owned subsidiary of Couche-Tard and Quebec’s first optical lens manufacturer. Mr. Plourde began his career in various engineering projects in Canada and Africa. Mr. Plourde holds an Engineering Degree (Applied Sciences) from Laval University in Quebec City and an MBA from the Ecole des Hautes Etudes Commerciales in Montreal. Mr. Plourde is a member of the Quebec Engineers Association. Mr. Plourde is also a director of Bouclair Inc., a fabric retailer.

          Jacques D’ Amours has been a board member since 1988. He is our Vice-President, Administration and, since joining us in 1980, has worked in a variety of roles, including Manager of Technical Services, Vice-President of Sales and Vice-President of Administration and Operations.

          Robert R. Brunet has been a board member since 1991. Mr. Brunet is President of Socoro Inc., a management consulting firm. From 1988 to 1998, Mr. Brunet was Vice-President and General Manager of RNG Group Inc., a Canadian energy equipment distribution company. From 1963 to 1988, Mr. Brunet was employed by Gulf Canada Inc. and by Ultramar Canada Inc. where his last function was as Vice-President, Retail Operations.

          Jean A. Élie has been a board member since 1999. From 1998 to 2002, Mr. Élie was managing director of a Canadian bank wholly-owned by Societe Generale (France). From 1987 to 1997, Mr. Élie was a director and member of the Executive Committee and Chairman of the Finance and Audit Committee of Hydro-Quebec, for which he also acted as Interim Chairman in 1996. From 1981 to 1995, he was a Vice-President and officer (director of governance and corporate services) of Burns Fry Limited (today BMO Nesbitt Burns Inc.), a Canadian investment banking and brokerage firm. Mr. Élie was also a director and member of the Executive Committee of the Investment Dealers Association of Canada. Mr. Élie holds a B.C.L. (law) from McGill University and an MBA from the University of Western Ontario and is a member of the Quebec Bar Association.

          Josée Goulet has been a board member since 2000. Mrs. Goulet is Chief of Marketing Services with Bell Canada, a telephone company. Mrs. Goulet joined the Bell group of companies in 1985 and held various management positions prior to being appointed to various senior management positions since 1994. Mrs. Goulet graduated from the Ecole Polytechnique of Montreal where she obtained a bachelor’s degree in electrical engineering and holds an MBA from McGill University in Montreal.

          Roger Longpré has been a board member since 2001. Mr. Longpré is President and founder of Mergerac Inc., a consulting firm in the areas of mergers and acquisitions and corporate finance. From 1986 to 1994, Mr. Longpré was a partner of Raymond Chabot Grant Thornton where he began consulting in the areas of corporate finance and mergers and acquisitions and subsequently became responsible for all of the firm’s financial consulting services. From 1980 to 1986, Mr. Longpré was Vice-President of Credit Suisse First Boston Canada, Montreal Branch. Prior to 1980, Mr. Longpré was employed in the banking industry.  Mr. Longpré has a bachelor’s degree in business administration with a major in finance. He also holds an MBA degree, also with a major in finance.

          Jean Turmel has been a board member since 2002. Mr. Turmel is President, Financial Markets, Treasury and Investment Bank of a Canadian chartered bank. Mr. Turmel is a director of a Canadian chartered bank and a director and chairman of National Bank Financial Inc. Mr. Turmel is also Chairman of the Board of Natcan Investment Management Inc. Prior to 1981, Mr. Turmel held various positions at McMillan Bloedel Inc., Dominion Securities Inc. and Merrill Lynch Royal Securities. Mr. Turmel holds a baccalaureate in commerce and an MBA both from Laval University in Quebec City.

          Jean-Pierre Sauriol as elected to the board of directors on September 24, 2003. Mr. Sauriol is President and Chief Executive Officer of Dessau-Soprin Inc., one of Canada’s largest engineering-construction companies.

Mr. Sauriol was Chairman of the Association of Consulting Engineers of Canada in 1993 and of the Association of Consulting Engineers of Quebec in 1988 and 2000. Mr. Sauriol is a Fellow of the Canadian Academy of Engineering. Mr. Sauriol graduated from the Ecole Polytechnique of Montreal in 1979 and completed Harvard Business School’s Owner President Management Program in 1993.

          Roger Desrosiers was elected to the board of directors on September 24, 2003. Mr. Desrosiers has been a chartered accountant since 1963. In 1973, Mr. Desrosiers founded an accounting firm that subsequently merged with Arthur Andersen in 1994. From 1994 to 2000, Mr. Desrosiers was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, Mr. Desrosiers was assistant-treasurer, director of accounting and budget for Quebec-Telephone (now TELUS Inc.). Prior to 1968, Mr. Desrosiers practised accounting with Coopers & Lybrand. Mr. Desrosiers is a Fellow of the Quebec Order of Chartered Accountants. Mr. Desrosiers sits on the Board of Directors of various insurance companies and is a member of the Consulting Board of Telus Quebec Inc. and Telus Solutions d’ Affaires. Mr. Desrosiers holds a Masters Degree in Commercial Sciences and a License in Accounting Sciences both from Laval University in Quebec City.

          One of the Company’s directors is employed by a subsidiary of a Canadian chartered bank, which is one of the Company’s lenders.

Officers

The following table lists the Company’s officers who are not also directors.  All information is accurate as of June 30, 2004.

Name & municipality of residence	Office held with the Company	Officer since	Number of Subordinate Voting Shares beneficially owned or over which control or direction is exercised

MICHEL BERNARD COLUMBUS, INDIANA	Vice-President, Operations, U.S.Midwest	2003	48,100

ROBERT G. CAMPAU	Vice-President, Operations, U.S. Southeast Region	2003	NIL

CAVE CREEK, ARIZONA

STÉPHANE GONTHIER	Vice-President, Operations, Central Canada	1998	50,750

Ste-Rose, Quebec

MICHEL GUINARD LAVAL QUEBEC	Vice-President, Development	2000	1,300

BRIAN HANNASCH Columbus Indiana	Vice-President, Integration	2001	8,000

GEOFFREY C. HAXEL	Vice-President, Operations, U.S. Arizona Region	2003	NIL

SCOTTSDALE, ARIZONA

JEAN-LUC MEUNIER ROSEMERE, QUEBEC	Vice-President, Operations, Eastern Canada	2004	NIL

CHARLES PARKER SCOTTSDALE, ARIZONA	Vice-President, Operations, U.S. Florida/Gulf Region	2003	NIL

JOY POWELL CHINO HILLS, CALIFORNIA	Vice-President, Operations, U.S. West Coast Region	2003	NIL

KIM TROWBRIDGE CALGARY, ALBERTA	Vice-President, Operations, Western Canada	2003	70,000

          Michel Bernard has been our Vice-President, Operations, U.S. Midwest since 2003. Mr. Bernard has served in a variety of operations and marketing-related positions during his 24-year supermarket and convenience store career. Mr. Bernard joined Couche-Tard in 1987 and subsequently departed in 1994 to pursue other opportunities including as Director of Convenience Retailing for Petro-Canada. Mr. Bernard returned to Couche-Tard in 1999 as Senior Director of Marketing and Merchandising. Mr. Bernard holds a bachelor’s degree in Management, with a major in Marketing, from the Universite du Quebec a Montreal.

          Robert G. Campau has been our Vice-President, Operations, U.S. Southeast Region since the closing of the Acquisition. Mr. Campau began his nearly 30-year convenience industry career with the Southland Corporation (7-Eleven) in 1974. Since joining Circle K in 1979, Mr. Campau held a variety of positions including zone manager, division manager, director of operations, franchise support services, director of organizational development, director of operations and representative of the Office of the President. Prior to the Acquisition, he served as Manager of Retail Support for ConocoPhillips. Mr. Campau earned his bachelor’s degree in business administration from the University of Wisconsin at Madison.

          Stéphane Gonthier has been our Vice-President, Operations, Central Canada since April 2004 and prior thereto, he was Vice-President, Operations, Eastern Canada and Secretary since 1999.  In 1998, he joined us as Vice-President of Legal Affairs, Petroleum Operations and Secretary. Before joining Couche-Tard, he practised law. Mr. Gonthier holds an LL.B from the University of Montreal and an MBA from the University of Sherbrooke and is a member of the Quebec Bar Association.

          Michel Guinard joined Alimentation Couche-Tard in 2000 and was appointed its Vice President, Real Estate in 2002.Mr Guinard previously worked 10 years as Director,Real Estate-Quebec for Tim Hortons following a 21 year career in the canadian petroleum industry with Petrofina and Petro Canada in operations, strategic planning, marketing and real estate functions .Mr Guinard holds a bachelor’s degree in Economics from Concordia University (Loyola College).

          Brian P. Hannasch has been our Vice-President, Integration since 2003. In 2001, he was appointed Vice-President, Operations, U.S. Midwest where he was responsible for all aspects of our U.S. operations. From 2000 to 2001, Mr. Hannasch was Vice-President of Operations for Bigfoot Food Stores LLC, a 225 unit convenience store chain in the U.S. Midwest acquired by Couche-Tard. From 1989 to 2000, Mr. Hannasch was employed by BP Amoco in various positions of increasing responsibility. His last position with BP Amoco was Vice-President of Marketing for the Midwest Business Unit. Mr. Hannasch holds a B.A. in Finance from Iowa State University and an MBA in Marketing and Finance from the University of Chicago.

          Geoffrey C. Haxel has been our Vice-President, Operations, U.S. Arizona Region since the closing of the Acquisition. Mr. Haxel served in a variety of operations and marketing positions since joining Circle K in 1988. Mr. Haxel began his career as a district manager trainee and also held the positions of sales manager, category manager and division manager. Prior to the Acquisition, Mr. Haxel served as Circle K’s Arizona Region Manager with responsibility for more than 600 sites in a four-state territory. Mr. Haxel has completed coursework toward a bachelor’s degree in chemical engineering from the University of Oklahoma.

          Jean-Luc Meunier A member of Couche-Tard’s team since 1999, Jean-Luc Meunier was appointed Vice-President, Operations, Eastern Canada in 2004 — after holding various positions such as Operations Manager, Real Estate Manager and Technical Services Manager. Mr. Meunier also acquired some eight years of experience in project engineering, consulting, analysis and management at Shell Canada.

          Charles M. Parker has been our Vice-President, Operations, U.S. Florida Region since the closing of the Acquisition. Mr. Parker held a variety of operations and marketing positions during his 21-year convenience store career. After joining Circle K in 1987, Mr. Parker worked in a variety of positions including division merchandise manager, region marketing manager, division president, region vice-president and director of retail development in various markets. In 2001, following the acquisition of Tosco Corporation by Phillips Petroleum Company, Mr. Parker became Manager of Company Operations for Circle K, responsible for the operating performance of more than 2,000 company-operated convenience stores. Prior to joining Circle K, Mr. Parker had a seven-year tenure with Southland Corporation (7-Eleven). Mr. Parker holds a bachelor’s degree in management from the University of New Mexico.

          Joy A. Powell has been our Vice-President, Operations, U.S. West Coast Region since the closing of the Acquisition. Mrs. Powell served in a variety of operations and marketing-related positions during her 19-year convenience store career. In 1992, she joined Circle K as a division operations manager. Prior to the Acquisition, Mrs. Powell served as Circle K’s West Coast Region Manager with overall operations responsibility for approximately 450 sites in a six-state territory. Prior to joining Circle K, Mrs. Powell had an eight-year tenure with the Southland Corporation (7-Eleven). Mrs. Powell studied business administration with a concentration in marketing at California State University, Hayward.

          Kim J. Trowbridge has been our Vice-President, Operations, Western Canada since 1999. Prior to 1999, Mr. Trowbridge was Vice-President, Operations, Western division for Mac’s Convenience Stores Inc. Mr. Trowbridge is Chairman of the Alberta Food Processors Association and the President and a director of the Western Convenience Store Association. Mr. Trowbridge has more than 20 years of experience in the convenience store industry.

LEGAL PROCEEDINGS

In the ordinary course of business, Couche-Tard is a defendant in a number of legal proceedings, suits, and claims common to companies engaged in retail businesses. The majority of these cases are brought by individual plaintiffs. Couche-Tard believes that it is not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a material adverse effect on Couche-Tard’s operating results and financial condition.

In the stock purchase agreement for all the outstanding capital stock of Circle K, ConocoPhillips has agreed to indemnify us against all judgments arising from legal proceedings filed and served on Circle K as of the closing date.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is National Bank Trust Company, 1100 University Street, Suite 900, Montreal, Quebec H3B 4L8.  Registrar offices are located in Toronto, Calgary  and Vancouver.

MATERIAL CONTRACTS

Credit agreement

In connection with the Acquisition, we refinanced the majority of Couche-Tard’s long-term debt. We entered into a senior credit facility with a syndicate of lenders led by three Canadian chartered banks. The senior credit facility is comprised of:

•	five-year revolving credits facilities of up to an aggregate of approximately $150.0 million;

•	a five-year Canadian Term Loan A facility of up to US$265.0 million; and

•	a seven-year U.S. Term Loan B facility of up to US$245.0 million.

Revolving Credit Facilities.  We have five-year revolving credit facilities in the amount of $50 million available in Canadian dollars or U.S. dollars to the Canadian borrowers and in the amount of US$75  million available in U.S. dollars to the U.S. borrowers, which bear interest at the Canadian prime rate, or the Canadian or U.S. base rate (as applicable) or LIBOR, plus a certain margin varying on the basis of our leverage ratio. The revolving facilities are also available in the form of bankers’ acceptances (for Canadian dollar advances) and in the form of letters of credit (not to exceed $10 million (or the U.S. dollar equivalent) in respect of the Canadian facility and US$30 million in respect of the U.S. facility).

Canadian Term Loan A Facility.  We have a five-year Term Loan a facility denominated in U.S. dollars in the amount of US$265 million, which amortizes over the term of the facility in quarterly instalments varying from 2.5% to 7.5% of the principal amount. The facility bears interest at the Canadian base rate or LIBOR, plus a certain margin varying on the basis of our leverage ratio.

U.S. Term Loan B Facility.  In addition, we have a seven-year Term Loan B facility denominated in U.S. dollars in an amount of US$245 million which amortizes over the term of the facility in quarterly instalments equal to 1% per annum in the first six years and 94% in the seventh year. This loan bears interest at the U.S. base rate or LIBOR, plus a fixed margin.

          Prepayments. Our senior credit facility may be prepaid without premium or penalty at any time. In addition, we may be required to prepay loans outstanding under the senior credit facility, subject to certain limitations, by using:

•	100% of the net proceeds from the sale or issuance of certain debt or equity securities;

•

100% of the net cash proceeds from certain asset sales (excluding sales of inventory in the ordinary course of business and certain specified dispositions), and insurance or condemnation proceeds, subject to certain reinvestment provisions; and

•	50% of our excess cash flow (as defined in the credit agreement) in each fiscal year, except when our adjusted leverage ratio is below a certain level.

          Increase in Commitments  Under the senior credit facility, we may request an increase of the lenders’ commitments under either the revolving credit facilities or the term facilities in Canadian or U.S. dollars up to an aggregate amount equal to US$100 million; however, the lenders are not obligated to fund any of the requested increase in commitments.

          Certain Covenants Our senior credit facility contains various restrictive covenants. It (i ) requires us to maintain specified financial ratios, such as a minimum fixed charge and interest coverage ratio and maximum senior secured leverage and adjusted leverage ratios; and (ii) includes limitations on additional debt, acquisitions and capital expenditures. In addition, the senior credit facility prohibits us from declaring or paying any dividends and making any payments with respect to subordinated debt, including the Notes, other than scheduled payments of interest. If we fail to perform our obligations under, or fail to meet the conditions of, our senior credit facility or if payment creates a default under the senior credit facility, we will be prohibited from making any payment with respect to the notes (including payments of interest).

          Events of Default  Our senior credit facility contains customary events of default for a facility of this nature, including cross-default with certain material indebtedness such as the notes or material sale-leaseback transactions and upon a change of control.

Trust Indenture

As part of our financing of the Acquisition, we issued US$350 million 71/2 % Senior Subordinated Notes due 2013 (the “Notes”) under an Indenture (the “Indenture”) with Wells Fargo Bank Minnesota, N.A., as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”).

The indenture governing the Notes, among other things, (i) restricts our ability and the ability of our subsidiaries to incur additional debt, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (ii) prohibits restrictions on the ability of our subsidiaries to pay dividends or make certain payments to us; and (iii) restricts our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. The indenture related to the Notes also contains various covenants, which limit our discretion in the operation of our businesses.

Circle K Sale and Leaseback Agreements

During March 2004, Circle K Stores Inc. sold a total of 315 properties to 5 investment companies, Fortress Investment Group controls 2 of which and 3 of which are controlled by Realty Income Corporation.  These properties were immediately leased back by Circle K Stores Inc. pursuant to leases having initial terms of between 15 and 17 years.  The leases also include options to extend the lease terms for five option terms of 5 years each, and two additional option terms of 10 years each, for a maximum of 45 years following the initial term.  The performance of Circle K Stores Inc.’s obligations as tenant under each lease is guaranteed by the Company.

In addition, subject to certain conditions, each landlord can sell a property and require Circle K Stores Inc. to enter into a new lease with a subsequent purchaser, such lease being on essentially the same terms as the lease with the selling landlord, and to execute certain documents relating to the transfer of the applicable lease.  Upon such a sale, the selling landlord may also require the Company to execute a new guaranty of Circle K Stores Inc.’s lease obligations in favour of the purchaser of the leased property.

AUDIT COMMITTEE DISCLOSURE

Charter
The Audit Committee assists the Board of Directors in its task of supervising the Company’s accounting and financial procedures and financial reporting in order to enhance its integrity and ensure compliance with all legal requirements. The Audit Committee also ensures that the Company respects its financial commitments and complies with legal and regulatory requirements governing financial reporting and the management of financial risk.

The Audit Committee has the following responsibilities with respect to the reporting of financial information and the Chairman of the Committee reports thereon to the Board of Directors:

1.

Review, together with management and the external auditors, the annual financial statements and the related notes, the external auditors’ report thereon and the accompanying press release and obtain explanations from management on any significant discrepancies with the corresponding periods before recommending their approval by the board and publication.

2.	Review, together with management, the quarterly financial statements and accompanying press releases before recommending their approval by the board and publication.

3.

Review the financial information contained in the annual information form, the financial information contained in the annual report, management’s analysis of the financial position and the operating results, and the financial information contained in the annual information form and other documents containing similar financial information before their disclosure to the public or filing with Canadian regulatory authorities.

4.

Review on an annual basis, together with management and the external auditors, the quality and not just acceptability of the Corporation’s new accounting policies and review the disclosure and impact of contingencies and the reasonableness of provisions, reserves and estimations which may have a material impact on the reporting of financial information.

5.

Review, together with the external auditors, the problems and difficulties in connection with the audit and measures adopted in this regard by management and find a solution to disagreements between management and the external auditors on the reporting of financial information.

The Audit Committee has the following responsibilities with respect to risk management and external controls and the Chairman of the Committee reports thereon to the Board of Directors:

1.

Monitor the quality and integrity of the corporation’s internal control and management information systems through discussions with management, the external auditors and the internal auditors, where applicable.

2.	Ensure effective coordination between the internal and external auditors.

3.	Oversee the reporting of information by management on internal control.

4.	Review on an annual basis and monitor the Corporation’s risk assessment and management policies.

5.

At least once per year, review an internal auditors report describing the internal quality control procedures, the material issues raised in the course of the latest reviews of the internal control and management information systems, or as a result of an inquiry by government or professional authorities, as well as the recommendations made and measures adopted with respect thereto.

6.	Assist the board in discharging its responsibility for ensuring that the Corporation complies with the applicable legal and regulatory requirements.

The Audit Committee has the following responsibilities with respect to the internal auditor and the Chairman of the Committee reports thereon to the Board of Directors:

1.	Approve the internal audit plan.

2.	Ensure that the internal auditor reports the results of his work to the Audit Committee on a semi-annual basis.

The Audit Committee has the following responsibilities with respect to the external auditors and the Chairman of the Committee reports thereon to the Board of Directors:

1.

Review the written annual declaration of the external auditors concerning all their connections with the Corporation and discuss the connections or services, which may have an impact on their objectivity or ability to function independently.

2.

Approve the appointment and, if necessary, the non-renewal of the mandate (in both cases, subject to shareholder approval) of the external auditors and review their competence, performance and ability to function independently.

3.	Approve all audit services and determine which services other than audit services the auditors are not authorized to perform.

4.	Ensure the that the fees charged by the external auditors both for audit services and other authorized services are reasonable.

5.	Review the audit plan with the external auditors and management and approve its schedule.

6.	Establish a policy concerning the hiring of current or past employees of the external auditors.

7.	Ensure that the external auditors always report to the Audit Committee and the board as representatives of the shareholders.

8.	The Audit Committee always has direct lines of communication with the external auditors.

9.	The Audit Committee may meet, as appropriate, without management or the external auditors present, subject to prior approval by the lead director and the chair of the board.

10.	The Audit Committee shall hold separate meetings with management and the external auditors at least once a year or more often as appropriate.

Composition of the Audit Committee

The Audit Committee is currently composed of three unrelated independent directors, namely Messrs. Roger Desrosiers (Chairman), Robert Brunet and Roger Longpré.

Financial Literacy

Roger Desrosiers.  Mr. Desrosiers has been a chartered accountant since 1963. In 1973, Mr. Desrosiers founded an accounting firm that subsequently merged with Arthur Andersen in 1994. From 1994 to 2000, Mr. Desrosiers was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, Mr. Desrosiers was assistant-treasurer, director of accounting and budget for Quebec-Telephone (now TELUS Inc.). Prior to 1968, Mr. Desrosiers practised accounting with Coopers & Lybrand. Mr. Desrosiers is a Fellow of the Quebec Order of Chartered Accountants. Mr. Desrosiers sits on the Board of Directors of various insurance companies and is a member of the Consulting Board of Telus Quebec Inc. and Telus Solutions d’Affaires. Mr. Desrosiers holds a Masters Degree in Commercial Sciences and a License in Accounting Sciences both from Laval University in Quebec City.  During his career, Mr. Desrosiers developed an expertise in auditing large public companies and therefore, as an accountant engaged in auditing or reviewing an issuer’s financial statements, he has an understanding of generally accepted accounting principles and financial statements.  Mr. Desrosiers has also acted as lead partner and as audit partner of an audit engagement team and has actively supervised the audit, review, analysis or evaluation of financial statements for various clients.  These financial statements presented accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.  Mr. Desrosiers has also, through his experience, the ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimate, accruals and reserves.  In addition, Mr. Desrosiers has acquired an understanding of internal controls and procedures for financial reporting through his experience as director of accounting and in performing audit engagements.  Finally, Mr. Desrosiers is the Chairman of the Audit Committee of several companies and therefore has an understanding of audit committee functions.  The Board of Directors of the Company has determined that Mr. Desrosiers is an “audit committee financial expert” in accordance with the U.S. Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission enacted there under.

Roger Longpré.  Mr. Longpré has a bachelor’s degree in business administration with a major in finance. He also holds an MBA degree, also with a major in finance. He spent the first thirteen years of his career in the field of corporate lending with gradually increasing responsibilities in various managerial positions for a Canadian bank, for a subsidiary of Citigroup and for the Swiss-owned Credit Suisse First Boston Canada. His primary role as a lender was to analyse, structure and conclude financings for private and publicly traded corporations of all sizes. In doing so, he closely scrutinized financial statements on a regular basis and questioned management thereon.  He has developed an understanding of accounting principles through his experience in performing extensive financial statement analysis or evaluation. He has also evaluated a company’s internal controls and procedures for financial reporting. For the past eighteen years, Mr. Longpré has been acting as a consultant in the areas of mergers and acquisitions and of corporate finance. He was employed from 1986 10 1994 as a partner in charge of the financial consulting practice by the audit firm Raymond, Chabot, Grant, Thornton where he directly supervised a team of some 25 professionals operating in the fields of business valuation, financial engineering, litigation, financial modeling, corporate finance, mergers and acquisitions, grants and subsidies, etc. During this time, he analyzed and evaluated financial statements that presented accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. During the last ten years, he has been active as founder and president of Mergerac Inc., a private investment bank specializing in mergers and acquisitions and in corporate finance. During his career, Mr. Longpré has been instrumental in concluding numerous business transactions including several with very sophisticated financial structures. He has an in-depth knowledge of financial instruments and practices and he keeps abreast of all new financial market developments.

Robert Brunet. Mr. Brunet is President of Socoro Inc., a management consulting firm. From 1988 to 1998, Mr. Brunet was Vice-President and General Manager of RNG Group Inc., a Canadian energy equipment distribution company. From 1963 to 1988, Mr. Brunet was employed by Gulf Canada Inc. and by Ultramar Canada Inc. where his last function was as Vice-President, Retail Operations.  As Vice-President and General Manager of RNG Group Inc., Mr. Brunet actively supervised the preparation of financial statements as well as the internal controls and procedures for financial reporting.  Mr. Brunet’s understanding of generally accepted accounting principles was acquired through education (he completed two years of a four year program toward an accounting diploma) and through his experience in preparing and actively supervising the preparation of a budget and financial statements as Vice-President and General Manager  of RNG Group Inc. In the same way, Mr. Brunet has experience in assessing the general application of accounting principles in connection with the accounting for estimates, accruals and reserves.

Policy on the Approval of Non-audit Services

At its meeting held on March 16, 2004, the Board of Directors adopted a policy and procedures on the pre-approval of non-audit services by the Company’s auditors.  This policy prohibits the Company from engaging the auditors to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuarial services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services unrelated to the audit.  The policy allows the Company to engage the auditors to provide non-audit services, other than the prohibited services, only if the services have specifically been pre-approved by the Audit Committee.

A copy of the policy and procedures on the pre-approval of non-audit services by the Company’s auditors may be obtained without charge by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Quebec H7G 4S7.

Code of Ethics for CEO,CFO and Senior Financial Officers

At its meeting held on March 15, 2004, the Audit Committee approved a Code of ethics for the CEO, CFO and senior financial officers in accordance with the U.S. Sarbanes–Oxley Act and the applicable rules of the U.S. Securities and Exchange Commission.

A copy of the Code of ethics for the CEO, CFO and senior financial officers may be obtained without charge by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Quebec H7G 4S7.

Auditors Fees

Raymond Chabot Grant Thornton, chartered accountants, Montreal, have served as the Company’s auditors since1990.  For the fiscal years ended on April 25, 2004 and on April 27, 2003, fees billed for audit, audit-related, tax and all other services provided to the Company by Raymond Chabot Grant Thornton were the following:

	2004	2003

Audit Fees(1)	$1,388,010	$363,021
Audit-Related Fees(2)	$142,111	$54,314
Tax Fees(3)	$19,030	$47,230
All Other Fees	NIL	NIL
TOTAL	$1,549,151	$464,565

Notes:

(1)

Audit services are professional services rendered for the audit of an issuer’s annual financial statements and, if applicable, for the reviews of an issuer’s financial statements included in the issuer’s quarterly reports and services that are normally provided by the accountant in connection with an engagement to audit the financial statements of an issuer - for example:

	•	attendance at audit committee meetings at which matters related to the audits or reviews are discussed;

	•	consultations on specific audit or accounting matters that arise during or as a result of an audit or review;

	•	preparation of a management letter;

	•	time incurred in connection with the audit of the income tax accrual;

•

services in connection with the issuer’s annual and quarterly reports, prospectuses and other filings with Canadian, US or other securities commissions, including an amount of $899,973 billed in 2004 for services rendered from October 2003 to April 2004  in connection with the offering memorandum and registration statement for the financing of the Circle K acquisition.

(2)	Audit-related services (the Canadian term) are assurance and related services traditionally performed by an independent auditor - for example:

	•	employee benefit plan audits;

•

accounting work related to mergers and acquisitions, including special audits, due diligence and accounting consultations (including an amount of $117,111 billed in 2004  for due diligence services in connection with the Circle K acquisition;

	•	internal control reviews;

	•	assurance engagements that are not required by statute or regulation;

	•	general advice on accounting standards.

(3)	This category includes tax services other than time incurred in connection with the audit of the income tax accrual.

ADDITIONAL INFORMATION

The Company shall provide to any person, upon request to the Secretary of the Company when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,:

I.	one copy of the Company’s annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form,

II.

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

III.	one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

IV.	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under I to III above; or

at any other time, one copy of any of the documents  referred to in I, II and III above, provided that the Company may require the payment of a reasonable.

Additional information, including officers’ and directors’ remuneration and loans granted to them, if any, principal shareholders of the Company, stock options and the interest of insiders in material transactions, if any, is contained in the management proxy circular dated July 13, 2004 which was prepared for the 2004 annual meeting of shareholders.  Other financial information is included in the audited consolidated financial statements and the notes thereto for the fiscal year ended April 25, 2004 as well as Management’s Discussion and Analysis thereon.  All such additional information relating to the Company is available on SEDAR at www.sedar.com.  The foregoing documents may be obtained by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Quebec H7G 4S7.

Document 2

Alimentation Couche-Tard Inc.

Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April
28, 2002

Auditors’ Report

To the Board of Directors of
Alimentation Couche-Tard Inc.

We have audited the consolidated balance sheets of Alimentation Couche-Tard Inc. as at April 25, 2004 and April 27, 2003 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended April 25, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 25, 2004 and April 27, 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended April 25, 2004 in accordance with Canadian generally accepted accounting principles.

(signed) Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Montreal, Canada
June 11, 2004

Comments by Auditors for U.S. Readers on
Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the Board of Directors dated June 11, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(signed) Raymond Chabot Grant Thornton

Chartered Accountants
General Partnership

Montreal, Canada
June 11, 2004

Alimentation Couche-Tard Inc.
Consolidated Earnings
Years ended April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

	Year ended

	April 25, 2004 (a)	April 27, 2003	April 28, 2002

	$	$	$
Revenues	5,872,394	3,315,194	2,391,999
Cost of sales	4,649,420	2,565,317	1,809,213

Gross profit	1,222,974	749,877	582,786

Operating, selling, administrative and general expenses	985,531	592,052	460,823
Depreciation and amortization of fixed and other assets (Note 5)	74,466	44,948	33,725

	1,059,997	637,000	494,548

Operating income	162,977	112,877	88,238
Financial expenses (Note 5)	31,137	14,894	15,067

Earnings before income taxes and write-off of financial expenses	131,840	97,983	73,171
Write-off of financial expenses (Note 4)	12,463

Earnings before income taxes	119,377	97,983	73,171
Income taxes (Note 6)	39,872	31,942	25,834

Net earnings	79,505	66,041	47,337

Earnings per share (Note 7)
Basic	0.89	0.78	0.61
Fully diluted	0.85	0.76	0.58

The accompanying notes are an integral part of the consolidated financial statements.

(a)

For the year ended April 25, 2004, the Company modified the presentation of certain direct costs, related mainly to the sale of telephone cards. Costs in the amount of $59,269 in 2003 and $51,593 in 2002 that were presented in the cost of sales were reclassified and are now presented as a decrease in revenues. As well, the Company modified its presentation of operating income. Under the new presentation, the operating income includes the depreciation and amortization of fixed and other assets. Furthermore, the amortization related to financial expenses is now presented under the financial expenses heading. The amortization of these items was formerly presented under the depreciation and amortization of fixed and other assets heading.

Alimentation Couche-Tard Inc.
Consolidated Retained Earnings
Years ended April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars)

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Balance at the beginning, as restated (Note 2)	183,517	117,476	73,175
Net earnings	79,505	66,041	47,337

	263,022	183,517	120,512

Share issue expenses (net of future income taxes of $ 970 in 2004 and $ 1,524 in 2002)	2,157		3,036

Balance at the end	260,865	183,517	117,476

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard Inc.
Consolidated Cash Flows
Years ended April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars)

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
OPERATING ACTIVITIES
Net earnings	79,505	66,041	47,337
Non-cash items
Depreciation and amortization	66,802	42,437	29,965
Write-off of financial expenses	12,463
Loss on disposal of fixed assets and other assets	2,724	2,051	1,468
Future income taxes	(14,930)	9,719	15,991

	146,564	120,248	94,761
Deferred revenues	12,148	899	2,056
Provision for site restoration costs	(409)	(15)	(1,276)
Deferred pension expense	(516)	(339)	(1,286)
Other liabilities	(2,619)
Changes in working capital items (Note 8)	158,987	20,585	(16,822)

Cash flows from operating activities	314,155	141,378	77,433

INVESTING ACTIVITIES
Business acquisitions (Note 4)	(1,025,340)	(156,248)	(128,139)
Liabilities assumed on business acquisitions	(2,246)
Fixed assets	(115,208)	(86,746)	(77,164)
Proceeds from sale and leaseback transactions	379,497
Disposal of fixed assets and other assets	5,271	3,528	12,077
Goodwill and other assets	(3,136)	(3,503)	(3,098)

Cash flows from investing activities	(761,162)	(242,969)	(196,324)

FINANCING ACTIVITIES
Bank indebtedness		(7,512)	5,495
Long-term debt net of financing expenses	1,123,506	180,233	116,362
Repayment of long-term debt	(741,909)	(40,743)	(95,732)
Share issue net of related expenses	224,026	4,453	98,292

Cash flows from financing activities	605,623	136,431	124,417

Effect of exchange rate fluctuations on cash and cash equivalents	2,302	692	(137)

Net increase in cash and cash equivalents	160,918	35,532	5,389
Cash and cash equivalents at the beginning	48,404	12,872	7,483

Cash and cash equivalents at the end	209,322	48,404	12,872

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard Inc.
Consolidated Balance Sheets
as at April 25, 2004 and April 27, 2003
(in thousands of Canadian dollars)

	April 25, 2004	April 27, 2003

	$	$
ASSETS
Current assets
Cash and cash equivalents	209,322	48,404
Accounts receivable (Note 9)	128,518	108,008
Inventories (Note 10)	374,843	179,874
Prepaid expenses	16,413	3,487
Future income taxes	26,539	2,850

	755,635	342,623
Fixed assets (Note 11)	898,483	441,259
Trademarks, licenses and permits	214,474
Goodwill	278,911	269,527
Other assets (Note 12)	53,275	16,167
Future income taxes	32,715	1,602

	2,233,493	1,071,178

LIABILITIES
Current liabilities
Accounts payable (Note 14)	657,865	293,763
Income taxes payable	36,548	10,407
Future income taxes		8,128
Instalments on long-term debt	6,032	17,986

	700,445	330,284
Long-term debt (Note 15)	724,500	278,327
Deferred revenues and other liabilities (Note 16)	40,077	8,965
Future income taxes	21,645	12,953

	1,486,667	630,529

SHAREHOLDERS’ EQUITY
Capital stock (Note 17)	485,689	258,536
Contributed surplus	1,222	1,222
Retained earnings	260,865	183,517
Cumulative translation adjustments (Note 19)	(950)	(2,626)

	746,826	440,649

	2,233,493	1,071,178

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND YEAR-END DATE

The Company, incorporated under Part IA of the Companies Act (Québec), operates a network of convenience stores. The Company’s year-end corresponds to the last Sunday of April of each fiscal year.

The Company operates approximately 4,900 convenience stores from which it generates primarily sales of food products, tobacco, beverages, motor fuel and other products. These stores are located in Canada and the United States.

2 - CHANGES IN ACCOUNTING POLICIES

Year ended April 25, 2004

Recording of certain considerations received by a vendor

In January 2004, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) released Abstract 144 (“EIC-144”), “Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor”.

EIC-144 specifies the accounting methods to be applied to certain considerations received from a vendor. EIC-144 should be applied retroactively to all financial statements for annual and interim periods ending after August 15, 2004. The Company adopted these new recommendations both early and retroactively on January 30, 2004.

EIC-144 stipulates that cash consideration received by a company from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be accounted for as a reduction of cost of sales and related inventory when recognized in the company’s income statement and balance sheet.

However, that presumption is overcome when:

(i)

The consideration is either a payment for assets or services delivered to the vendor, in which case the cash consideration should be accounted for as revenue in the income statement. However, any amount in excess of the estimated fair value of the assets or services delivered should be accounted for as a reduction of cost of sales and related inventory when recognized in the company’s income statement and balance sheet.

(ii)

The consideration is a reimbursement of costs incurred by the Company to sell the vendor’s products, in which case the cash consideration should be accounted for as a reduction of costs when recognized in the company’s income statement. However, any amount in excess of costs that is reimbursed should be accounted for as a reduction of cost of sales and of related inventories.

For the year ended April 25, 2004, application of EIC-144 resulted in a $1,025 increase ($287 in 2003 and $2,849 in 2002) in the cost of goods sold and a decrease in net earnings of $711 ($193 in 2003 and $1,725 in 2002).

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

2 - CHANGES IN ACCOUNTING POLICIES (Continued)

The following tables illustrate the impact of applying EIC-144 for previous years:

Consolidated earnings and consolidated retained earnings

	Year ended

	April 27, 2003		April 28, 2002

	As reported	As restated	As reported	As restated

	$	$	$	$
Operating income	113,164	112,877	91,087	88,238
Income taxes	32,036	31,942	26,958	25,834
Net earnings	66,234	66,041	49,062	47,337
Retained earnings, beginning of year	121,924	117,476	75,898	73,175
Basic net earnings per share	0.78	0.78	0.63	0.61
Diluted net earnings per share	0.76	0.76	0.60	0.58

Consolidated cash flows

	Year ended

	April 27, 2003		April 28, 2002

	As reported	As restated	As reported	As restated

	$	$	$	$
Net earnings	66,234	66,041	49,062	47,337
Future income taxes	9,813	9,719	17,115	15,991
Changes in working capital items	20,298	20,585	(19,671)	(16,822)

Consolidated balance sheet

	April 27, 2003

	As reported	As restated

	$	$
Inventories	188,848	179,874
Future income taxes (current assets)	1,647	2,850
Goodwill	268,612	269,527
Future income taxes (current liabilities)	10,463	8,128
Retained earnings	188,158	183,517
Cumulative translation adjustments	(2,746)	(2,626)

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

2 - CHANGES IN ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

In December 2002, the CICA issued a new Handbook Section 3063 entitled “Impairment of Long-lived Assets”. This section sets out standards for recognizing, measuring and reporting the impairment of long-lived assets. It supersedes the write-down provisions included in Section 3061, “Property, Plant and Equipment”. This new section requires that the Company recognize an impairment loss for long-lived assets to be kept and used when events or changes in circumstances result in their carrying amount exceeding the sum of the undiscounted cash flows expected to result from their use and eventual disposition. The impairment loss is equivalent to the amount by which the asset’s carrying amount exceeds its fair value. In accordance with the new CICA Handbook recommendations, Section 3063 applies prospectively for years beginning on or after April 1, 2003.

This modification of accounting principles was applied prospectively beginning April 28, 2003 and had no material impact on the carrying amount of the Company’s tangible assets.

Guarantees

In February 2003, the CICA issued Accounting Guideline number 14 (AcG-14), ’’Disclosure of Guarantees’’. This guideline provides information related to disclosures to be provided under certain guarantees. The Company adopted these new recommendations as at April 28, 2003.

In the normal course of its activities, the Company enters into various agreements as per the definition of a guarantee set out in AcG-14. AcG-14 stipulates that a guarantee (or indemnification) eventually requires the Company to make payments to a third party based on (i) changes in an underlying related to an asset, liability, or an equity security of the indemnified party, or (ii) another entity’s failure to perform under an obligating agreement or (iii) failure of a third party to make payment for a debt that has reached maturity.

As at April 25, 2004, there are no material guarantee as per the definition of AcG-14 issued by the Company.

Year ended April 27, 2003

Stock-based Compensation and Other Stock-based Payments

On April 29, 2002, the Company adopted prospectively the new recommendations of the CICA Handbook, Section 3870, entitled “Stock-based Compensation and Other Stock-based Payments” . This section defines notably recognition, measurement and disclosure standards for stock-based compensation to employees. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. The Company has adopted the latter alternative treatment (See Note 18).

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

2 - CHANGES IN ACCOUNTING POLICIES (Continued)

According to the transitional provisions in Section 3870, the Company must, as of its fiscal year beginning on April 26, 2004, apply the compensation cost related to the options granted after April 28, 2002 directly to earnings.

Year ended April 28, 2002

Earnings per share

During the year ended April 28, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA Handbook, Section 3500, regarding the calculation and presentation of earnings per share information. According to the new recommendations, the treasury stock method should be used instead of the imputed earnings approach to determine the dilutive effect of warrants and stock options for the purpose of calculating diluted earnings per share. The adoption of these new recommendations had a negligible impact on diluted earnings per share calculation.

Goodwill and other intangible assets

During the year ended April 28, 2002, the Company adopted, on a prospective basis, the new recommendations issued by the CICA Handbook, Section 3062, entitled “Goodwill and Other Intangible Assets” with respect to goodwill and other intangible assets. According to the new recommendations, goodwill and other intangible assets with a useful life determined to be indefinite are no longer amortized and are tested for impairment, either annually or more frequently if events or situations indicate possible impairment.

3 - ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and of its subsidiaries, all of which are wholly owned.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

3 - ACCOUNTING POLICIES (Continued)

Foreign currency translation

The U.S. subsidiaries’ assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet date since these subsidiaries are considered to be self-sustaining from a financial and operational standpoint. Revenues and expenses are translated at the average rate in effect during the year. Gains and losses are shown under the cumulative translation adjustments account in the shareholders’ equity.

The Company has designated its entire long-term debt denominated in U.S. dollars as a hedge of its net investment in its self-sustaining foreign subsidiaries. Accordingly, the related exchange gains or losses are also presented under the cumulative translation adjustments account.

Earnings per share

Basic earnings per share is calculated by dividing the net earnings available to Class “A” and Class “B” shareholders by the weighted average number of Class “A” and Class “B” shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method which assumes that all stock options with an exercise price that is lower than the average market price will be exercised and that proceeds from these options will be used to repurchase Class “B” shares of the Company at their average market price during the year.

Revenue recognition

The Company recognizes revenue at the time of sale in stores.

Operating, selling, administrative and general expenses

The main items representing operating, selling, administrative and general expenses are labour expenses building occupancy expenses and head office expenses.

Operating, selling, administrative and general expenses also include advertising expenses that are charged as incurred and that totalled $18,367 in 2004, $10,679 in 2003, and $8,214 in 2002.

Cash and cash equivalents

Cash includes cash and demand deposits. Cash equivalents include highly liquid investments that can be converted into cash for a set amount and that mature less than three months from the date of acquisition.

Allowance for doubtful accounts

Allowance for doubtful accounts provides for estimated losses on accounts receivable. The allowance is established based upon a review of the aggregate accounts, loss experience, economic conditions and other pertinent factors. Account losses are charged and recoveries are credited to the allowance for doubtful accounts. The collection policies and procedures of the Company vary by type of account receivable and prior payment history.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

3 - ACCOUNTING POLICIES (Continued)

Inventory valuation

Inventory is valued at the lesser of cost and the net realization value. Cost of merchandise - distribution centres is determined according to the first in first out method, the cost of merchandise - retail is valued based on the retail price less the normal margin and the cost of motor fuel inventory is determined according to the average cost method.

Supplier rebates

Amounts collected pursuant to agreements with suppliers, before the revenue recognition criteria is satisfied, are deferred. Under EIC-144, as mentioned in Note 2, these amounts are included in the calculation of operating income either at the time of sale or based on the term of the supplier agreement, as specified in each agreement.

Income taxes

The Company uses the tax liability method to account for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. It is more likely than not that all of the future income tax assets will be realized.

Depreciation

Fixed assets are depreciated over their useful lives. With the exception of the periods and annual rates relating to the fixed assets acquired from Circle K which are described below, the fixed assets are depreciated according to the following period and annual rates :

	Methods	Period and rates

Buildings and parking lots	Diminishing balance	5%
Petroleum infrastructure and leasehold improvements	Straight-line	7%
Equipment	Diminishing balance	15% to 30%
Signs	Diminishing balance	20%
Buildings under capital leases	Straight-line	Lease term

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

3 - ACCOUNTING POLICIES (Continued)

Fixed assets relating to the operations acquired from Circle K (see Note 4) are amortized according to the straight-line method and the following periods:

Periods

Buildings and parking lots	3 to 40 years
Petroleum infrastructures and leasehold improvements	3 to 40 years
Equipment	1 to 15 years
Signs	3 to 7 years
Buildings under capital leases	1 to 15 years

Given that Circle K uses different methods and rates for amortizing fixed assets, as is explained above, and given the large number of acquisitions which have been made recently in the U.S., the Company will perform an analysis of the estimated useful lives of all of its fixed assets. This could result in amendments being made to the amortization methods currently being used.

Goodwill

Goodwill is the excess of the purchase price of an acquired business over the fair value of underlying net assets acquired at the time of acquisition. Goodwill is not amortized. It is rather tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. The impairment test consists of a comparison of the fair value of the Company’s reporting units with their carrying amount. The fair value of the reporting units is determined according to an estimate of future discounted cash flows. When the carrying amount of a reporting unit is greater than its fair value, the Company compares the fair value of the goodwill related to the reporting units with its carrying amount. Any impairment in the carrying amount of goodwill is charged to income.

Trademarks, licenses and other assets

Trademarks, licenses and permits are recorded at cost and are not amortized; rather, they are tested for impairment annually, or more frequently, if events or circumstances indicate that the asset might be impaired.

Other assets include deferred charges at amortized cost and deposits

Deferred charges are mainly financing costs amortized  using the current interest rate method over the period of the corresponding debt and expenses incurred in connection with the analysis and signing of operating leases which are deferred are amortized over the lease term. Other deferred charges are amortized on a straight-line basis over a period of five to seven years.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

3 - ACCOUNTING POLICIES (Continued)

Employee future benefits

The Company accrues its obligations under employee pension plans and the related costs, net of plan assets. The Company has adopted the following policies with respect to the defined benefit plans:

•

The cost of pension benefits earned by employees is actuarially determined using the projected benefit method prorated on service and is recorded in income as the services are rendered by employees. The calculations reflect management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees;

•	For the purpose of calculating the expected return on plan assets, those assets are valued at fair value;

•

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

The pension costs recorded in earnings for the defined contribution plan is equivalent to the contributions which the Company is required to pay in exchange for services provided by employees.

Environmental costs

Allowances for site restoration costs represent the estimated future cost of ensuring that the soil and sub-soil meet government standards for sites for which it is the Company’s responsibility to restore. The obligation is recognized on the earlier of the following dates: the date on which the contaminant is discovered or the date on which operations on the site are discontinued. The estimated amount of future restoration costs is reviewed regularly based on available information and governing legislation. Where the forecast restoration costs, less any amount to be recovered from third parties, exceed existing provisions, an expense is recognized in the year during which the shortfall has been identified.

Stock-based compensation plan

The Company offers a stock option plan as described in Note 18. No amount is recognized for this plan when the share purchase options are issued to employees, managers and directors. Any consideration received when holders exercise their options is credited to capital stock. Since the Company does not account for stock options awarded to employees using the fair value based method, it discloses pro forma information regarding net earnings and earnings per share which are calculated as if the fair value based accounting method had been used to account for stock options awarded (See Note 18).

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

3 - ACCOUNTING POLICIES (Continued)

Financial instruments

The Company uses derivative financial instruments by way of interest “swaps” to manage current and forecast risks related to interest rate fluctuations associated with the Company’s debt. The Company does not use speculative derivative financial instruments.

Accordingly, the Company adheres to AcG-13 regarding the identification, designation, documentation and effectiveness of hedge relationships for the purposes of applying hedge accounting.

Based on the Company’s policy, it designates each derivative financial instrument as a hedge against a recognized loan instrument. The Company estimates that derivative financial instruments are efficient hedges, at the time of the establishment of the hedge and the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments corresponds to all the conditions of a loan instrument.

The Company uses interest rate swaps as part of its program for managing the combination of fixed and variable interest rates of its debt and the corresponding aggregate loan rate. Interest rate swaps result in an exchange of interest payments without an exchange of principal underlying the interest payments. They are accounted for as an adjustment of accrued interest expense on loan instruments. The corresponding amount to be paid to counterparties or to be received from counterparties is accounted for as an adjustment of accrued interest.

Gains and losses on interest rate swaps, when completed, will be recognized under other current assets or liabilities or under long-term assets or liabilities in the balance sheet and are amortized as an adjustment of accrued interest related to the obligation over the period corresponding to the remaining initial life of the completed swap. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap will be recognized in the consolidated earnings at the time of the extinguishment of the debt.

4 - BUSINESS ACQUISITIONS

During the past three fiscal years, the Company has realized business acquisitions that were recorded using the acquisition method. Income from business acquisitions is included in the consolidated financial statements as of the date of acquisition.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

4 - BUSINESS ACQUISITIONS (Continued)

Year ended April 25, 2004

On December 17, 2003, the Company acquired all of the outstanding shares of The Circle K Corporation (Circle K) from ConocoPhillips Company and became the owner of a chain of 1,663 stores in 16 U.S. states, mainly in the southern United States. Circle K also holds franchise or licensing agreements with 627 stores in the United States and 4,003 international licenses agreements.

Considering the acquisition costs and the amounts payable in accordance with a price adjustment clause, based on the working capital acquired, this acquisition was made for a total consideration of US$831,767 (CA$1,102,507). The transaction was financed in part by issuing 13,555,538 new Class B subordinate voting shares (see Note 17), by issuing unsecured subordinate notes maturing in 2014 totalling US$350,000, by new secured credit facilities comprising of revolving term credits of $50,000 and US$75,000, as well as a five-year US$265,000 term loan and a seven-year US$245,000 term loan. These credit facilities replaced the preceding ones in effect as at December 17, 2003. The deferred financing costs relating to the former credit facilities have been written off.

On September 4, 2003, the Company concluded the acquisition of assets of Clark Retail Enterprises Inc. and became the owner of 43 stores from in the states of Illinois, Indiana, Iowa, Michigan and Ohio.

Considering the transaction costs, this acquisition was made for a total cash consideration of of $41,017. The transaction was financed along with the Company’s existing credit facilities.

Most of the goodwill related to this transaction is expected to be deductible for tax purposes.

The preliminary allocations of the purchase prices of the acquisitions which follow were established based on information available and on the basis of preliminary evaluations. These allocations are subject to change should new information become available and that the strategies of integrating and restructuring assets have been completed. Furthermore, tax consequences of the assets acquired are also preliminary.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

4 - BUSINESS ACQUISITIONS (Continued)

	Circle K	Clark	Total

	$	$	$
Current assets	314,603	4,943	319,546
Fixed assets	778,812	29,900	808,712
Goodwill		7,312	7,312
Trademarks, licenses, permits and other assets	210,966		210,966
Future income taxes	37,004	88	37,092

	1,341,385	42,243	1,383,628

Current liabilities assumed	218,315	632	218,947
Long-term debt assumed	8,913		8,913
Deferred revenues and other liabilities assumed	11,650	594	12,244

	238,878	1,226	240,104

Net assets and total consideration	1,102,507	41,017	1,143,524
Less: Cash from the acquisition	106,770		106,770

Net assets excluding cash from the acquisition	995,737	41,017	1,036,754
Less: Balance to be paid to vendors	11,414		11,414

Cash consideration	984,323	41,017	1,025,340

Circle K was acquired by paying amounts totalling US$823,156. As at April 25, 2004, an amount of US$8,611 remains payable to vendors.

Clark was acquired by paying the total consideration in cash at the date of acquisition.

Subsequent to the acquisitions of Circle K and Clark, the Company entered into sale leaseback agreements under which certain property, plant and equipment acquired were sold to financial institutions and re-leased to the Company under long-term leases. Most of these long-term leases are for periods of 15 to 17 years, with the possibility of renewal. Minimum lease payments under the leases amount to approximately US$25,500 per year, subject to indexation clauses.

These transactions did not result in any gains or losses for the Company. Proceeds related to these transactions totalled US$267,695, net of related expenses,  and was used to repay a portion of the long-term debt incurred for the acquisitions. The portion of deferred financing costs relating to the repaid debt was written off.

Year ended April 27, 2003

On August 20, 2002, the Company acquired certain assets of Dairy Mart Convenience Stores Inc. (“Dairy Mart”) and became the owner of a chain of 285 stores in the states of Ohio, Kentucky, Pennsylvania, Michigan and Indiana. Taking acquisition costs into account, this acquisition was for a total cash consideration of $120,152. The full amount of the transaction was financed through bank loans subsequent to changes in the Company’s long-term credit agreement.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

4 - BUSINESS ACQUISITIONS (Continued)

This transaction included a one-year management agreement for 169 additional stores in this network, some of which could, under certain conditions, be acquired by the Company in the months following the acquisition, sold on behalf of Dairy Mart Convenience Stores Inc. or closed. Given the temporary nature of the management agreement, the net amount of sales, cost of sales and other operating costs associated with this agreement are shown under operation, selling, administrative and general expenses. For the year ended April 27, 2003, the management agreement generated sales of $129,344 and operating income of $852.

During the year, the Company made four acquisitions of other store networks in Canada and the United States, for a cash consideration of $36,822 including certain stores managed under the above-mentioned management agreement.

All of these acquisitions, except for the Dairy Mart acquisition, are shown under “Other” in the following table.

Most of the goodwill related to these transactions is expected to be deductible for tax purposes.

The allocation of the purchase prices of the above-mentioned acquisitions was determined as follows:

	Dairy Mart	Other	Total

	$	$	$
Current assets	18,814	1,628	20,442
Fixed assets	73,174	27,597	100,771
Goodwill	31,342	7,963	39,305
Other assets		308	308
Future income taxes	590		590

	123,920	37,496	161,416
Current liabilities assumed	3,768	674	4,442

Net assets	120,152	36,822	156,974
Less: Cash from the acquisition	627	99	726

Cash consideration	119,525	36,723	156,248

Year ended April 28, 2002

On June 22, 2001, the Company acquired some of the operating assets of Johnson Oil Company Inc., which operates a network of convenience stores under the Bigfoot banner in the states of Indiana, Kentucky and Illinois. Considering the transaction costs, this acquisition was made for a total cash consideration of $119,324.

In addition, during the year ended April 28, 2002, the Company acquired three other networks for a cash consideration of $8,815.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

4 - BUSINESS ACQUISITIONS (Continued)

All of these acquisitions mentioned above, except for the June 22, 2001 acquisition, are shown under “Other” in the following table:

	Johnson Oil Company Inc.	Other	Total

	$	$	$

Current assets	36,961	2,647	39,608
Fixed assets	60,137	7,779	67,916
Goodwill	57,312	1,907	59,219

	154,410	12,333	166,743

Current liabilities assumed	34,638	3,206	37,844
Note payable	448	312	760

	35,086	3,518	38,604

Net assets acquired and cash consideration	119,324	8,815	128,139

In connection with the Johnson Oil Company Inc. acquisition, the Company has signed leases for the rental of commercial space and petroleum facilities. Under these leases, the Company is required to pay approximately US$11,300 annually over 20 years. The lease include clauses for an annual indexation of 2%.

5 - INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF EARNINGS

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Depreciation and amortization of fixed and other assets
Fixed assets	74,026	44,108	33,195
Other assets	440	840	530

	74,466	44,948	33,725

Financial expenses
Interest on long-term debt	27,440	12,669	13,700
Interest on short-term debt	782	1,228	755
Depreciation of deferred financing cost	2,915	997	612

	31,137	14,894	15,067

Interest expenses

Interest expenses on long-term debt are net of interest income. Interest income totalled $477 in 2004, $51 in 2003 and $360 in 2002.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

5 - INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF EARNINGS (Continued)

Supplementary information related to the rental expenses included in operating, selling, administrative and general expenses.

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Rent expenses
Rent expenses	127,207	93,313	72,670
Sub-leasing income	9,265	3,781	2,440

	117,942	89,532	70,230

6 - INCOME TAXES

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Current income taxes	54,802	22,223	9,843
Future income taxes	(14,930)	9,719	15,991

	39,872	31,942	25,834

Earnings before income taxes
Domestic	57,538	81,725	66,901
Foreign	61,839	16,258	6,270

	119,377	97,983	73,171

Current income taxes
Domestic	29,190	19,718	7,392
Foreign	25,612	2,505	2,451

	54,802	22,223	9,843

Future income taxes
Domestic	(10,612)	5,021	16,280
Foreign	(4,318)	4,698	(289)

	(14,930)	9,719	15,991

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

6 - INCOME TAXES (Continued)

The principal items which resulted in differences between the Company’s effective income tax rates and the combined statutory rates in Canada are detailed as follows:

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	%	%	%
Combined statutory income tax rate in Canada (a)	35.70	37.62	39.90
Impact of the announced tax rate increases (reductions)	0.22	(1.19)	(2.99)
Other permanent differences	(2.52)	(3.83)	(1.60)

Effective income tax rate	33.40	32.60	35.31

(a)	The Company’s combined statutory income tax rate in Canada includes the appropriate provincial income tax rates.

The components of future tax assets (liabilities) are as follows:

	April 25, 2004	April 27, 2003

	$	$
Short-term future tax assets (liabilities)
Expenses deductible in future years	21,952	5,997
Deferral of GST and QST receivable		(16,614)
Deferred revenues	835	500
Non-capital losses		1,301
Other	3,752	3,538

	26,539	(5,278)

Long-term future tax assets (liabilities)
Fixed assets	(9,315)	(20,649)
Non-capital losses	2,267	800
Deferred revenues	4,757	2,050
Borrowing and share issue costs	4,580	448
Goodwill	5,253	8,645
Other assets	(2,320)	(2,645)
Other	5,848

	11,070	(11,351)

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

7 - EARNINGS PER SHARE

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Basic earnings attributable to Class “A” and “B” shareholders	79,505	66,041	47,337

Weighted average number of shares (in thousands)	89,702	84,525	77,580
Dilutive effect of stock-based compensation (in thousands)	4,030	2,757	3,797

Weighted average number of diluted shares (in thousands)	93,732	87,282	81,377

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Basic net earnings per share available for Class “A” and “B” shareholders	0.89	0.78	0.61

Diluted net earnings available for Class “A” and “B” shareholders	0.85	0.76	0.58

In calculating diluted earnings per share for 2004, 0 stock options (1,725,000 in 2003 and 0 in 2002) were excluded due to their antidilutive effect.

8 - INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Accounts receivable	8,049	(59,423)	(7,062)
Inventories	(10,195)	(27,754)	(13,019)
Prepaid expenses	(8,693)	(1,831)	2,291
Accounts payable	143,529	100,066	10,708
Income taxes payable	26,297	9,527	(9,740)

	158,987	20,585	(16,822)

Cash flows relating to interest and income taxes of operating activities are detailed as follows:

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Interest paid	17,727	12,591	12,280
Income taxes paid	31,895	11,570	18,556

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

9 - ACCOUNTS RECEIVABLE

	April 25, 2004	April 27, 2003

	$	$
Trade accounts receivable and supplier discounts receivable	75,617	44,511
Credit card receivable	37,011	12,399
Environmental costs receivable	1,420	2,482
Sales taxes receivable		42,820
Other accounts receivable	14,470	5,796

	128,518	108,008

10 - INVENTORIES

	April 25, 2004	April 27, 2003

	$	$
Merchandise - distribution centres	36,553	10,659
Merchandise - retail	273,814	147,023
Motor fuel	64,476	22,192

	374,843	179,874

11 - FIXED ASSETS

	April 25, 2004

	Cost	Accumulated depreciation	Net

	$	$	$
Land	240,015		240,015
Buildings and parking lots	167,415	33,583	133,832
Leasehold improvements	160,979	46,257	114,722
Petroleum infrastructure	123,004	26,309	96,695
Equipment	464,452	170,983	293,469
Signs	29,331	10,561	18,770

	1,185,196	287,693	897,503
Buildings under capital lease	4,607	3,627	980

	1,189,803	291,320	898,483

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

11 - FIXED ASSETS (Continued)

	April 27, 2003

	Cost	Accumulated depreciation	Net

	$	$	$
Land	42,400		42,400
Buildings and parking lots	90,051	29,687	60,364
Leasehold improvements	142,137	37,890	104,247
Petroleum infrastructure	73,945	19,307	54,638
Equipment	303,592	131,896	171,696
Signs	15,430	8,504	6,926

	667,555	227,284	440,271
Buildings under capital lease	4,533	3,545	988

	672,088	230,829	441,259

12 - OTHER ASSETS

	April 25, 2004	April 27, 2003

	$	$
Deferred charges, at unamortized cost	43,808	8,619
Deferred pension expense	3,218	3,905
Deposits	2,917	2,512
Other, at cost	3,332	1,131

	53,275	16,167

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

13 - BANK INDEBTEDNESS

Bank indebtedness reflects the used portion of the credit facilities available to the Company. Available credit facilities were unused as at April 25, 2004, with the exception of certain letters of guarantee.

On December 17, 2003, the Company implemented a new credit agreement consisting of a 5-year renewable operating credit, maturing in December 2008, in the amount of CA$50,000 available in Canadian or U.S. dollars or as letters of guarantee not exceeding CA$10,000 or the equivalent in U.S. dollars bearing interest at the Canadian or U.S. prime rate plus 0.75% to 1.50% or at LIBOR plus 1.75% to 2.50%, depending on whether certain financial ratios are achieved. The operating credit is also available in the form of bankers’ acceptances with stamping fees of 1.75% to 2.50%, depending on whether certain financial ratios are achieved. As at April 25, 2004, an amount of CA$48,782 was available under this operating credit and the effective interest rate was 3.63%. The credit agreement also provides for a 5-year renewable operating credit, maturing in December 2008, of an amount of US$75,000 available in U.S. dollars and as letters of guarantee not exceeding US$30,000, bearing interest at the U.S. prime rate plus 0.75% to 1.50% or at LIBOR plus 1.75% to 2.50% depending on whether certain financial ratios are achieved. As at April 25, 2004, an amount of US$70,160 was available under under this operating credit and the effective interest rate was 3.63%. These credit facilities are subject to the same guarantees and restrictive covenants which apply to the term loans described in Note 15.

As at April 27, 2003, the Company had a renewable operating credit in the amount of CA$60,000 available in Canadian or U.S. dollars or as letters of guarantee bearing interest at the Canadian or U.S. prime rate plus 0% to 0.50% or at LIBOR plus 0.75% to 1.50%, depending on whether certain financial ratios were achieved. The operating credit was also available in the form of bankers’ acceptances with stamping fees of 0.75% to 1.50%, depending on whether certain financial ratios were achieved. As at April 27, 2003, an amount of $59,644 was available under this credit facility and the effective interest rate was 2.31%. Furthermore, the Company had access to a margin of credit totalling US$3,000 bearing interest at the U.S. prime rate. As at April 27, 2003, an amount of US$3,000 was available under this facility and the effective interest rate was 4.25%.

14 - ACCOUNTS PAYABLE

	April 25, 2004	April 27, 2003

	$	$
Accounts payable and accrued expenses	474,960	213,518
Taxes payable	52,703	42,168
Environmental expenses payable	1,858	2,266
Salaries and social benefits	45,745	14,312
Deferred revenues	10,862	4,349
Other	71,737	17,150

	657,865	293,763

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

15 - LONG-TERM DEBT

	April 25, 2004	April 27, 2003

	$	$
Subordinated unsecured debt (a)	476,245

Secured term loans granted under the new credit arrangement (b)

Term loan “A” (US$27,977 as at April 25, 2004)	38,069
Term loan “B” (US$149,976 as at April 25, 2004)	204,072

Note payable, secured by the assets of certain stores, 8.75%,repayable in monthly instalments, maturing in 2019	7,469

Note payable without interest, repayable in two equal instalments in May 2004 and 2005	500

Mortgage loans secured by land and buildings, rates varying from 7% to 13.25% (7% to 13.25% in 2003), payable in monthly instalments, maturing on various dates until 2016	273	335

Note payable, 9%		249

Obligations related to buildings under capital lease, rates varying between 8.18% to 13.25% (8.18% and 13.25% for 2003), payable on various dates until 2018	3,904	2,968

Unsecured term loans granted under the previous credit arrangement (c)
Credit A (including US$23,000 as at April 27, 2003)		53,306
Credit B		50,000
Credit C (US$98,226 as at April 27, 2003)		142,241
Credit D (US$32,604 as at April 27, 2003)		47,214

	730,532	296,313
Short-term instalments	6,032	17,986

	724,500	278,327

(a)	Subordinated debt

Unsecured subordinated debt of US$350,000, maturing December 15, 2013, bearing interest at a rate of 7.5%. Redeemable under certain conditions as of December 15, 2008.

The total amount of the loan is subject to interest rate swaps (see Note 22).

(b)	Loans granted under the new credit agreement

• Term loan A

US$27,997 maximum authorized term loan maturing on December 17, 2008, payable in quarterly instalments increasing gradually from 2.5% of the balance to 7.5%, as of July 2008, bearing interest at the Canadian prime rate plus 0.75% to 1.5% or the LIBOR rate plus 1.75% to 2.5%, depending on whether certain financial ratios have been achieved. As at April 25, 2004, the effective interest rate was 3.63%.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

15 - LONG-TERM DEBT (Continued)

•	Term loan B

US$149,976 maximum authorized term loan maturing on December 17, 2010, payable in quarterly instalments of 0.25% of the balance of the loan for the six first years and 23.50% for the seventh year, of the balance bearing interest at the prime U.S. rate plus 1.25% or the LIBOR rate plus 2.25%. As at April 25, 2004, the effective interest rate was 3.38%.

Substantially all of the Company’s assets have been pledged to secure these term loans

Under the new credit agreement, the Company must meet certain commitments and achieve certain financial ratios. Furthermore, the new credit agreement limits notably the amount of fixed assets that the Company may acquire, the business acquisitions the Company may take part in, the amount of the repayments of term loan “A” and “B” that the Company may make as well as dividend payments.

As well, the subordinated debts limit notably the business acquisitions that the Company may make and dividend payments.

(c)	Loans granted under the previous credit arrangement:

	•	Credit A:

Revolving credit for a maximum authorized amount of CA$80,000 available in Canadian or U.S. dollars, maturing on April 23, 2005, bearing interest at the Canadian or U.S. prime rate plus 0.75% to 1.50%, or LIBOR plus 1.75% to 2.50%, depending on whether certain financial ratios are achieved. This credit was also available in the form of bankers’ acceptances with stamping fees of 1.75% to 2.50% depending on whether certain financial ratios are achieved. As at April 27, 2003, the effective rate was 4.08%;

	•	Credit B:

Term credit for a maximum authorized amount of CA$50,000 maturing on April 16, 2006 and bearing interest at the prime rate plus 2.75% or the bankers’ acceptances rate with stamping fees of 3.75%. As at April 27, 2003, the effective rate was 6.66%;

An amount of $25,000 of Credit B was subject to an interest rate swap in order to establish the annual rate for the related bankers’ acceptances at 5.25% until May 2004. This agreement was cancelled following the repayment of the debt in December 2003.

	•	Credit C:

Term credit for a maximum authorized amount of US$98,226 payable in annual instalments of US$12,000 as of May 1, 2003 with the balance payable on May 1, 2006. This credit was available in Canadian or U.S. dollars in the form of advances or bankers’ acceptances according to the same rates as Credit A. As at April 27, 2003, the effective interest rate was 3.38%;

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

15 - LONG-TERM DEBT (Continued)

•	Credit D:

Term credit for a maximum authorized amount of US$32,604 maturing on June 20, 2007, bearing interest at the U.S. prime rate plus 2% or at LIBOR plus 3%. As at April 27, 2003, the effective interest rate was 4.38%.

The instalments on long-term debt for the next years are as follows:

	Obligations under capital leases	Other loans

	$	$
2005	1,249	5,422
2006	1,042	9,243
2007	898	10,924
2008	701	11,906
2009	598	12,889
2010 and subsequent years	3,192	676,244

	7,680
Interest expense included in minimum lease payments	3,776

	3,904

16 - DEFERRED REVENUES AND OTHER LIABILITIES

	April 25, 2004	April 27, 2003

	$	$
Deferred revenues	17,097	7,957
Provision for site restoration costs	4,441	1,008
Provision for workers’ compensation	5,710
Other liabilities	12,829

	40,077	8,965

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

17 - CAPITAL STOCK

Authorized

Unlimited number of shares without par value

First and second preferred shares issuable in series, ranking prior to other classes of shares with respect to dividends and payment of capital upon dissolution, non-voting. The Board of Directors is authorized to determine the designation, rights, privileges, conditions and restrictions relating to each series of shares prior to their issuance.

Class “A” multiple voting and participating shares, ten votes per share except for certain situations which provide for only one vote per share, convertible into Class “B” subordinate voting shares on a share-for-share basis at the holder’s option. Under the articles of amendment, no new Class “A” multiple voting share can be issued.

Class “B” subordinate voting and participating shares, convertible automatically into Class “A” multiple voting shares on a share-for-share basis upon the occurrence of certain events.

The order of priority for the payment of dividends is as follows:

•	First preferred shares;

•	Second preferred shares;

•	Class “B” subordinate voting shares and Class “A” multiple voting shares, ranking pari passu.

Issued and fully paid

The number of shares outstanding changed as follows:

	Year ended		Year ended

	April 25, 2004		April 27, 2003

	Number of shares	$	Number of shares	$

Class “A” multiple voting shares
Balance, beginning of year	28,548,824	12,029	28,548,824	12,029
Conversion into Class “B” shares	(27,963)	(12)

	28,520,861	12,017	28,548,824	12,029

Class “B” subordinate voting shares
Balance, beginning of year	56,046,088	246,507	54,383,088	242,054
Issued as part of the acquisition of
Circle K	13,555,538	223,666
Issued on conversion of Class “A”
shares	27,963	12
Stock options exercised for cash	659,400	3,487	1,663,000	4,453

Total issued and fully paid	70,288,989	473,672	56,046,088	246,507

		485,689		258,536

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

17 - CAPITAL STOCK (Continued)

	Year ended

	April 28, 2002

	Number of shares	$

Class “A” multiple voting shares
Balance, beginning of year	28,549,224	12,029
Conversion into Class “B” shares	(400)

	28,548,824	12,029

Class “B” subordinate voting shares
Balance, beginning of year	45,973,688	139,202
Issuance	8,000,000	101,600
Issued on conversion of Class “A” shares	400
Stock options exercised for cash	409,000	1,252

Total issued and fully paid	54,383,088	242,054

		254,083

On December 17, 2003, the Company exchanged 13,555,538 warrants for Class ‘‘B’’ subordinate voting shares on a share-for-share basis. These warrants were issued on October 6, 2003 at a price of $16.50 each for a total consideration of $223,666. The issue costs, net of related future income taxes, amount to $2,157.

During the year ended April 27, 2003 and the year ended April 28, 2002, the Company split all of its shares on a two-for-one basis. All share and per-share information in these consolidated financial statements has been adjusted retroactively to reflect both stock splits.

On December 20, 2001, the Company issued 8,000,000 Class “B” subordinate voting shares for $12.70 per share, for total gross proceeds of $101,600. The share issue expenses, net of the related future income taxes, total $3,036.

18 - STOCK-BASED COMPENSATION

During the year ended April 27, 2003, the Company amended its two existing stock-based compensation plans by merging them into a single plan. The plan provides for granting stock options for the purchase of class “B” subordinate voting shares. As at April 25, 2004, 10,640,600 subordinate shares were reserved for issue and a total of 4,327,500 subordinate shares were available for issuance as stock options. The conditions governing the granting and exercise of the options are established by the Board of Directors, as is the term of the options, which cannot exceed 10 years. The options granted can generally be exercised as follows: 20% on the day following the grant, the remaining options, 20% on each anniversary of the grant date, over the next four years. The options cannot be granted at a price that is less than the market price on the grant date.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

18 - STOCK-BASED COMPENSATION (Continued)

The table below presents the status of the Company’s stock option plan as at April 25, 2004, April 27, 2003 and April 28, 2002 and the changes therein during the years then ended.

	Year ended		Year ended

	April 25,2004		April 27, 2003

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

		$		$
Balance, beginning of year	6,156,500	8.14	7,563,000	6.70
Granted	840,000	20.57	265,000	14.79
Options exercised	(659,400)	5.29	(1,663,000)	2.68
Cancelled	(24,000)	8.07	(8,500)	5.93

Balance, end of year	6,313,100	10.09	6,156,500	8.14

Exercisable options at end of year	4,371,320		3,652,900

			Year ended

			April 28, 2002

			Number of options	Weighted average exercise price

				$
Balance, beginning of year			5,788,000	4.27
Granted			2,200,000	12.42
Options exercised			(409,000)	3.06
Cancelled			(16,000)	5.34

Balance, end of year			7,563,000	6.70

Exercisable options at end of year			3,975,000

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

18 - STOCK-BASED COMPENSATION (Continued)

The following table presents information on the stock options outstanding as at April 25, 2004:

	Options outstanding

Range of exercise prices	Number of outstanding options as at April 25, 2004	Weighted average remaining contractual life	Weighted average exercise price

			$
$4 - $6	3,070,000	2.55	5.11
$6 - $9	620,000	7.09	7.21
$12 - $16	1,893,100	8.04	14.70
$20 - $25	730,000	9.60	21.56

	6,313,100

		Options exercisable

Range of exercise prices		Number of exercisable options as at April 25, 2004	Weighted average exercise price

			$
$4 - $6		2,814,000	5.14
$6 - $9		372,000	7.21
$12 - $16		1,039,320	14.71
$20 - $25		146,000	21.56

		4,371,320

On May 25, 2004, subsequent to year-end, 1,790,000 options were exercised for a total consideration of $9,563.

The Company does not record any compensation cost. If the compensation cost had been determined using the fair value method at the date of attribution of stock options granted beginning on April 29, 2002 to employees, net earnings and earnings per share information would have been reduced to the pro forma amounts shown in the following table:

	Year ended

	April 25, 2004		April 27, 2003

	Disclosed	Pro forma	Disclosed	Pro forma

	$	$	$	$
Net earnings	79,505	76,907	60,041	65,408
Earnings per share	0.89	0.86	0.78	0.77
Diluted earnings per share	0.85	0.82	0.76	0.75

For purposes of calculating the compensation cost, the fair value of stock options is recognized using the straight-line method over the vesting period of the stock options.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

18 - STOCK-BASED COMPENSATION (Continued)

The pro forma impact on net earnings for the period is not representative of the pro forma net earnings of future periods because it does not take into account the pro forma compensation relating to options granted prior to April 29, 2002.

The fair value of options granted is estimated at the attribution date using the Black-Scholes options pricing model on the basis of the following assumptions for attributions granted during the year:

	Year ended

	April 25, 2004	April 27, 2003

Expected dividend on shares	None	None
Expected average volatility	30%	30%
Weighted average risk-free interest rate	4.45	5.26
Expected life	8 years	8 years

The weighted average fair value of options granted in the year ended April 25, 2004 is $9.22 ($7.03 in 2003).

19 - CUMULATIVE TRANSLATION ADJUSTMENTS

	Year ended

	April 25, 2004	April 27, 2003

	$	$
Balance, beginning of year	(2,626)	(106)
Effect of change in exchange rate during the year
On the net investment in the self-sustaining foreign subsidiaries	4,264	(18,416)
On the long-term debt denominated in U.S. dollars designated as a hedge of the net investment in the self-sustaining foreign subsidiaries	(2,588)	15,896

Balance, end of year	(950)	(2,626)

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

20 - EMPLOYEE FUTURE BENEFITS

The Company has defined benefit pension plans and a defined contribution pension plan for certain employees.

Information about the Company’s defined benefit plans, in aggregate, is as follows:

	Year ended

	April 25, 2004	April 27, 2003

	$	$

Accrued benefit obligations
Balance, beginning of year	29,606	30,766
Current service cost	662	586
Past service cost		3,215
Interest cost	1,890	1,916
Benefits paid	(2,387)	(2,251)
Actuarial (gains) losses	1,670	(4,626)

Balance, end of year	31,441	29,606

	Year ended

	April 25, 2004	April 27, 2003

	$	$
Plan assets
Fair value, beginning of year	25,077	30,288
Actual return on plan assets	3,369	(3,588)
Employees contributions	108	112
Benefits paid	(1,871)	(1,735)

Fair value, end of year	26,683	25,077

Funded status-plan deficit	(4,758)	(4,529)
Unamortized net actuarial loss	9,350	10,051
Unamortized transitional net asset	(3,943)	(4,509)
Unamortized past service cost	2,569	2,892

Accrued benefit asset	3,218	3,905

As at April 25, 2004, the accrued benefit obligation for pension plans with a funding deficit amounted to $10,754 ($9,715 in 2003). These plans are not funded and, accordingly, there are no assets.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

20 - EMPLOYEE FUTURE BENEFITS (Continued)

Information about pension expense (income) for the Company’s defined benefit plan for the year is as follows:

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$

Pension expense (income)
Current service cost, net of employee contributions	554	474	436
Interest cost	1,890	1,916	2,080
Expected return on plan assets	(1,694)	(2,063)	(2,721)
Amortized transitional asset	(566)	(566)	(565)
Amortized net actuarial loss	696	93
Amortized past service cost	323	323

Pension expense (income) for the year	1,203	177	(770)

The significant actuarial assumptions which management considers the most likely to be used to determine the accrued benefit obligation are the following:

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	%	%	%
Discount rate	6.25	6.50	6.75
Expected rate of return on plan assets	7.00	7.00	8.00
Rate of compensation increase	4.00	4.00	4.00

The Company’s total pension expense under its defined contribution plan for the year 2004 is $1,005 ($870 in 2003 and $655 in 2002).

21 - ENVIRONMENT

The Company is subject to Canadian and American legislation governing the storage, handling and sale of gasoline and related products. The Company considers that it is generally in compliance with current environmental legislation.

The Company has an on-going training program for its employees on environmental issues which includes preventive site testing and site restoration in cooperation with regulatory authorities. The Company also examines its gasoline equipment annually to make the necessary investments. In connection with the closure of certain business locations, the Company is required to remove its petroleum equipment.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

21 - ENVIRONMENT (Continued)

In all U.S. states in which the Company operates, except Michigan, Florida, Texas and Washington, there is a state fund to cover the cost of certain rehabilitation and removing of gasoline tanks. These state funds provide insurance for gasoline facilities operations to cover the cost of cleaning up damage to the environment caused by the usage of underground gasoline equipment. Gasoline equipment tank registration fees and a gasoline tax in each of the states finance the trust funds. The Company paid the registration fees and remits the sales tax to the states where it is a member of the trust fund. Insurance coverage is different in the various states and can be as much as US$1,000 per site. The Company’s deductible ranges from US$15 to US$55. There is no trust fund in the state of Michigan, Florida, Texas and Washington.

In order to provide for the above-mentioned restoration costs, the Company has recorded a $6,299  allowance for environmental costs as at April 25, 2004 ($3,274 as at April 27, 2003). Of this amount, $1,858 ($2,266 as at April 27, 2003) has been presented on a current basis.

22 - FINANCIAL INSTRUMENTS

a) Description of derivative financial instruments

Management of interest rate risk

The Company has entered into interest rate swaps to manage interest rate fluctuations. It has agreed to swap the amount of the difference between the variable interest rate and the fixed rate, calculated based on the reference amounts.

The amounts outstanding at year-end, classified by subsidiary and by currency, are as follows:

Maturity (a)	Reference	Pays/receives	Fixed rate	Variable rate

	US$		%

December 2013	100,000	pays variable	7.50	LIBOR 6 month/
		receives fixed		plus 3.03%
December 2013	100,000	pays variable	7.50	LIBOR 6 month/
		receives fixed		plus 2.98%
December 2013	150,000	pays variable	7.50	LIBOR 6 month/
		receives fixed		plus 2.89%

(a)	Under certain conditions, the maturity date of the swaps can be altered to correspond with the repurchase conditions of the corresponding subordinated notes.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

22 - FINANCIAL INSTRUMENTS (Continued)

b) Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable and accounts payable is comparable to their carrying amount given that they will mature in less than one year;

With the exception of the unsecured subordinated debt, there is no material difference between the fair value and the carrying amount of the Company’s long-term debt as at April 25, 2004 and April 27, 2003, given that the largest loans bear interest at the floating rate.

The fair value of the unsecured subordinated debt was $496,485 as at April 25, 2004.

The fair value of the interest rate swap, as determined by the Company’s bank based on quoted market prices for similar instruments was $27,175 payable by the Company ($577 payable by the Company in 2003).

23 - CONTRACTUAL OBLIGATIONS

As at April 25, 2004, the Company has entered into lease agreements expiring on various dates until 2027 which call for the payment of $1,809,034 for the rental of commercial space, equipment and a warehouse. Several of these leases contain renewal options and certain sites are subleased to franchise-holders. The minimum lease payments for the next five years are $187,698 in 2005, $176,087 in 2006, $163,342 in 2007, $142,356 in 2008 and $114,250 in 2009.

Moreover, the Company has concluded agreements to acquire equipment and franchise rights which call for the payment of $7,241. The minimum payments for the next five years are $2,061 in 2005, $560 from 2006 to 2008 and $700 in 2009.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

24 - CONTINGENCIES

Various claims and legal proceedings have been initiated against the Company in the normal course of its operations that relate to human resources and the environment. In management’s opinion, these claims and proceedings are unfounded. Although the outcome of these proceedings cannot be determined with certainty, management estimates that any payments resulting from their outcome are not likely to have a substantial negative impact on the Company’s results and financial position.

25 - SEGMENTED INFORMATION

The Company essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac’s, Bigfoot, Dairy Mart and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and motor fuel. The Company operates convenience stores in Canada and, since June 2001, in the United States.

Information on the principal revenue classes as well as geographic information is as follows:

	Year ended

	April 25, 2004			April 27, 2003

	Canada	U.S.	Total	Canada	U.S.	Total

	$	$	$	$	$	$

External customer revenues (a)
Merchandise and services	1,510,589	1,597,085	3,107,674	1,428,646	514,660	1,943,306
Motor fuel	677,507	2,087,213	2,764,720	630,144	741,744	1,371,888

	2,188,096	3,684,298	5,872,394	2,058,790	1,256,404	3,315,194

Gross margin
Merchandise and services	491,283	521,156	1,012,439	462,503	169,639	632,142
Motor fuel	63,351	147,184	210,535	57,499	60,236	117,735

	554,634	668,340	1,222,974	520,002	229,875	749,877

Fixed assets and goodwill (a)	484,785	692,609	1,177,394	459,756	251,030	710,786

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

25 - SEGMENTED INFORMATION (Continued)

	Year ended

	April 28, 2002

	Canada	U.S.	Total

	$	$	$

External customer revenues (a)
Merchandise and services	1,298,603	204,519	1,503,122
Motor fuel	532,203	356,674	888,877

	1,830,806	561,193	2,391,999

Gross margin
Merchandise and services	426,538	65,029	491,567
Motor fuel	54,484	36,735	91,219

	481,022	101,764	582,786

Fixed assets and goodwill (a)	428,018	122,696	550,714

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

The Company is not dependent on one major customer as a revenue source.

26 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

27 - GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

A - Consolidated financial statements

The adjustments to comply with U.S. GAAP would be as follows:

Consolidated earnings

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Net earnings in accordance with Canadian GAAP	79,505	66,041	47,337

Adjustments in respect of
Derivative financial instruments (a)	577	130	(663)
Pension expense (b)	48	(487)	(572)
Lease expense (c)	(2,680)	(1,823)	(1,223)
Sale-leaseback transactions (d)	(7,477)	(8,651)	(7,912)
Stock-based compensation (e)	44		(13,980)
Deferred charges and other assets (f)	352	(854)	(2,273)
Asset retirement obligations (g)	(351)
Supplier rebates and other supplier payments (h)	(6,523)	(1,123)	2,849
Tax effect of the above adjustments	6,486	4,759	2,644
Cumulative effect of accounting changes
Derivative financial instruments (net of taxes of $ 10) (a)			(34)
Asset retirement obligations (net of taxes of $ 943) (g)	(1,859)

	(11,383)	(8,049)	(21,164)

Net earnings in accordance with U.S. GAAP	68,122	57,992	26,173

Earnings per share in accordance with U.S. GAAP (j)
Basic	0.76	0.69	0.34
Diluted	0.73	0.66	0.33

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

27 -	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

Consolidated balance sheets

	April 25, 2004		April 27, 2003

	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

	$	$	$	$
ASSETS
Inventories (h)	374,843	375,672	179,874	187,438
Current future income taxes (c) (e) (g) (h)	26,539	26,586	2,850	2,345
Fixed assets (d) (f) (g)	898,483	1,049,016	441,259	582,035
Goodwill (h)	278,911	278,113	269,527	268,612
Other assets (b) (f)	53,275	52,559	16,167	15,501
Long-term future income taxes (a) (c) (d) (g)	32,715	44,982	1,602	9,608

LIABILITIES
Accounts payable and accrued liabilities (c) (e) (g)	657,865	673,842	293,763	308,916
Current future income taxes (h)	—	—	8,128	10,463
Long-term debt (a) (d)	724,500	873,275	278,327	440,200
Deferred credits and other liabilities (a) (b) (c) (d) (g)	40,077	81,604	8,965	17,113
Long-term future income taxes (b) (f)	21,645	18,929	10,341	10,113

SHAREHOLDERS’ EQUITY
Capital stock (e) (i)	485,689	479,229	258,536	254,026
Retained earnings (a) (b) (c) (d) (e) (f) (g) (h) (i)	260,865	225,505	183,517	157,383
Cumulative translation adjustments (c) (d) (h)	(950)	—	(2,626)	—
Accumulated other comprehensive loss	—	(531)	—	(2,391)

a) Derivative financial instruments

On April 30, 2001, the Company adopted Statement of Financial Accounting Standards (“SFAS”) 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities". These standards require all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in the derivative’s fair value are recognized in the current period earnings unless certain hedge accounting criteria are satisfied.

The Company elected not to adopt the optional hedge accounting provisions of SFAS 133 for an interest rate swap contract that was outstanding on April 30, 2001. Accordingly, for U.S. GAAP reporting purposes only, beginning in 2001 and for such contract, unrealized gains and losses resulting from the valuation of this derivative financial instruments at fair value were recognized in net earnings as the gains and losses arise. In adopting these standards, the Company incurred a transition adjustment of $44 net of income taxes of $10. In 2004, the Company terminated this interest rate swap contract resulting in a reversal of the recorded fair value of this derivative for U.S. GAAP purposes.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

27 -	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

In 2004, the Company entered into new interest rate swaps and designated those derivatives as fair value hedges of a long-term debt, the hedged item. Since the hedge accounting criteria are satisfied, the change in the fair value of the interest rate swaps is offset in U.S. GAAP earnings against the change in the fair value of the long-term debt. In the U.S. GAAP balance sheet, the interest rate swaps are set up at fair value and a corresponding adjustment is made to the hedged debt.

In its primary Canadian GAAP financial statements, the Company does not recognize any gains or losses relating to the interest rate swaps but accounts for cash flows relating to such as an adjustment of accrued interest expense on underlying loan instruments.

b) Pension expense and minimum liability

On May 1, 2000, the Company adopted the new Canadian accounting recommendations for employee future benefit costs. The recommendations essentially harmonized Canadian GAAP with U.S. GAAP and were applied prospectively. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses arising prior to May 1, 2000. Upon transition to the new Canadian recommendations, all unamortized gains and losses were accumulated into a net transitional asset which is being amortized to earnings. This approach creates a difference with U.S. GAAP, under which net actuarial gains accumulated prior to May 1, 2000 continue to be amortized over the expected average remaining service period using the corridor approach.

Under U.S. GAAP, the Company has recorded an additional minimum pension liability for unfunded plans representing the excess of unfunded accumulated benefit obligations over previously recorded pension cost liabilities. A corresponding amount is recognized as an intangible asset except to the extent that these additional liabilities exceed the related unrecognized prior service cost, in which case the excess is charged directly to “Other comprehensive income”, net of related future income taxes.

c) Lease expense

Under Canadian GAAP, the operating lease expenses are recorded on a pay as you go basis. Under U.S. GAAP, the effect of the scheduled rent increases included in the minimum lease payments is recognized on a straight-line basis over the lease term.

d) Sale-leaseback transactions

Under Canadian GAAP, certain leases concluded in conjunction with sale-leaseback transactions have been afforded operating lease treatment. Under U.S. GAAP, these transactions in which the Company has a continuing involvement in the underlying assets have been accounted for under the financing method. Under this method, the Company records the sale proceeds as a liability, recognizes interest expense, and continues to record and amortize the related assets. The accounting for the sale-leaseback transactions under the financing method will continue until the Company’s continuing involvement in the related assets ceases.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

27 -	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

e) Stock-based compensation

Under U.S. GAAP, the Company follows the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board Opinion 25 ("APB 25"). For the period between September 1999 and April 2002, grants of options under one of the existing employee stock option plans were accompanied by stock appreciation rights (SARs) whereby participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. Under the intrinsic value method, such a plan results in a liability and requires measurement of compensation expense which assumes that all participants will exercise the SARs. The periodic change in the value of the SARs is included in earnings. Options that were granted prior to September 1999 and after April 2002 had an exercise price equal to the market price at the date of the grant; therefore, no compensation cost has been charged to earnings. Under Canadian GAAP, no amount is recognized for these stock options upon issuance to managers and directors. Any consideration received when holders exercise their options is credited to capital stock.

f) Deferred charges and other assets

Under Canadian GAAP, certain development expenses are deferred and amortized over a period of five to seven years. Under U.S. GAAP, those costs are charged to earnings as incurred.

g) Asset retirement obligations

For U.S. GAAP purposes, effective April 28, 2003, the Company adopted the provisions for SFAS 143, “Accounting for Asset Retirement Obligations” that generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company recognizes, when the obligation is incurred, the fair value of an estimated liability for the future cost to remove its underground motor fuel storage tanks with a corresponding increase to the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset as per the depreciation method established for the related asset and recognizes accretion expense in relation with the discounted liability over the remaining life of the underground storage tank. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Under Canadian GAAP, asset retirement obligations accounting, consistent with the rules of SFAS 143, will be mandatory for the Company starting April 26, 2004.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

27 -	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

h) Supplier rebates and other supplier payments

Effective January 1, 2003, the Company adopted the provisions of the EITF No. 02-16, “Accounting by a Customer Including a Reseller for Certain Consideration Received from a Vendor". This issue addresses the appropriate accounting for cash consideration received from a vendor that is presumed to be a reduction of the price of the vendor’s products or services and therefore be deducted from the cost of goods sold and considered for purposes of valuation of period-end inventories. That presumption is overcome if it is a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as a revenue, or it is a reimbursement of a specific and incremental cost, in which case the cash consideration should be characterized as a reduction of that cost. Also, it should be recognized based on a systematic and rational allocation if the amounts are probable and reasonably estimated. If not, it should be as the milestones are achieved.

For Canadian GAAP purposes, supplies rebates and other supplies payments are subject to the provisions of EIC144 (see Note 2), which was applied retroactively on January 30, 2004.

i) Share issue expenses

Under Canadian GAAP, share issue expenses net of future income taxes are shown as a reduction of retained earnings. Under U.S. GAAP, these expenses must be shown as a reduction of capital stock.

j) Earnings per share

Under Canadian GAAP and U.S. GAAP the methods utilized to determine earnings per share are the same. However, for the year ended April 28, 2002, there is a difference in the calculation of the dilutive effect of stock options between Canadian and U.S. GAAP due to the stock options granted under APB 25 (see Note 27A(e)).

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

Weighted average number of shares (in thousands)	89,702	84,525	77,580
Dilutive effect of stock based compensation under U.S. GAAP (in thousands)	4,030	2,757	2,790

Weighted average number of diluted shares under U.S. GAAP (in thousands)	93,732	87,282	80,370

Consolidated cash flows

Under Canadian GAAP, a separate subtotal within operating activities is permitted. Under U.S. GAAP, such a subtotal would not be presented.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

27 -	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

Related party transaction

Under U.S. GAAP a related party also includes principal owners. Principal owners are defined in SFAS 57, “Related Party Disclosures”, as owners of 10% of the voting interests of the Company. Under Canadian GAAP, the principal owner notion does not exist.

Related party transactions, incurred in the normal course of business, at fair value, involving a principal owner are:

Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Purchases	—	—	121,407

Trade accounts payable	—	—	—

B - Consolidated comprehensive income

U.S. GAAP requires the presentation of the following statement of consolidated comprehensive income and accumulated other comprehensive loss:

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Net earnings in accordance with U.S. GAAP	68,122	57,992	26,173

Other comprehensive income (loss)
Foreign currency translation adjustment
On the investment in the self- sustaining foreign subsidiaries	4,472	(17,850)	2,847
On the long-term debt denominated in U.S. dollars designated as a hedge of the net investment in the self sustaining foreign subsidiaries	(2,588)	15,896	(2,937)

	1,884	(1,954)	(90)
Net change in minimum pension liability (net of taxes of $ (48) in 2004, $ 10 in 2003 and $ 71 in 2002)	(24)	(40)	25

	1,860	(1,994)	(65)

Consolidated comprehensive income	69,982	55,998	26,108

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

27 -	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

Changes in items of the accumulated other comprehensive loss are as follows:

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Accumulated other comprehensive loss
Balance at the beginning	(2,391)	(397)	(332)
Changes during the year
Cumulative translation adjustments	1,884	(1,954)	(90)
Minimum pension liability	(24)	(40)	25

Balance at the end	(531)	(2,391)	(397)

C - Accounting for stock-based compensation

Under U.S. GAAP, SFAS 123, “Accounting for Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Under U.S. GAAP, as permitted by SFAS 123, the Company has elected to continue to follow the intrinsic value method of accounting for stock-based compensation arrangements with employees. The effect of the intrinsic value method is described in Note 18. If the fair value based method of accounting had been applied, the Company’s net earnings and net earnings per share would have been as follows on a pro forma basis:

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Net earnings, under U.S. GAAP, as reported	68,122	57,992	26,173
Compensation expense if the fair value method was used	5,359	4,214	1,016

Pro forma net earnings	62,763	53,778	25,157

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

27 -	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

	Year ended

	April 25, 2004	April 27, 2003	April 28, 2002

	$	$	$
Basic earnings per share as reported	0.76	0.69	0.34

Pro forma earnings per share - Basic	0.70	0.64	0.32

Diluted earnings per share as reported	0.73	0.66	0.33

Pro forma earnings per share - Fully diluted	0.68	0.62	0.31

Under the provisions of SFAS 123, the pro forma disclosures above include the effects of stock options granted by the Company subsequent to the 1995 year-end. These pro forma disclosures do not include the effect of the stock options accompanied by stock appreciation rights (SARs) because the compensation cost of these SARs has already been recorded in net earnings (as discussed in Note 27A(e)). Under Canadian GAAP, pro forma disclosures similar to those above only include the effects of stock options granted by the Company subsequent to April 29, 2002.

The fair value of options granted is estimated at the attribution date using the Black-Scholes options pricing model on the same basis and assumptions as disclosed in Note 18.

D - Accounting pronouncements not yet implemented

Canadian GAAP

In July 2003, the Canadian Institute of Chartered Accountants ("CICA") issued new Handbook Section 1100, "Generally Accepted Accounting Principles". This standard establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The section applies to fiscal years beginning on or after October 1, 2003. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

In September and November 2003, the CICA made amendments to Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments", to require that the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. Thus, enterprises will be required to account for the effect of such awards in their financial statements for fiscal years beginning on or after January 1, 2004. The Company will be required to adopt a retroactive application, with or without restating prior periods.

Alimentation Couche-Tard Inc.
Notes to Consolidated Financial Statements
as at April 25, 2004, April 27, 2003 and April 28, 2002
(in thousands of Canadian dollars, except per share amounts)

27 -	GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (Continued)

In March 2003, the CICA issued new Handbook Section 3110, “Asset Retirement Obligations” that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The section provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flows. The section is effective for fiscal years beginning on or after January 1, 2004. Section 3110 harmonizes Canadian standards with the requirements of SFAS 143 that the Company adopted on April 28, 2003. The Company will adopt Section 3110 on April 26, 2004 under Canadian GAAP.

In January 2003, the CICA issued Accounting Guideline No. 15, ‘‘Consolidation of Variable Interest Entities’’ (‘‘AcG-15’’) which harmonizes with FASB Interpretation No. 46, ‘‘Consolidation of Variable Interest Entities’’, and provides guidance for applying the principles in Section 1590, ‘‘Subsidiaries’’, to certain special purpose entities. AcG-15 requires enterprises to identify variable interest entities in which they have an interest, determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. The Company expects that this pronouncement will not have a material impact on its results of operations and financial condition.

Document 3

Management’s Discussion and Analysis of Results and Financial Position

Richard Fortin
Executive Vice-President and Chief Financial Officer

          Management’s discussion and analysis relates to the financial condition and results of operations of Alimentation Couche-Tard Inc. (Couche-Tard) together with its wholly owned subsidiaries, including The Circle K Corporation (Circle K) as of December 18, 2003. Couche-Tard consolidated Circle K as of December 18, 2003, following completion of the acquisition of all of the outstanding shares of Circle K (the Acquisition). Accordingly, Couche-Tard’s results of operations for the year ended April 25, 2004 include the results of operations of Circle K as of December 18, 2003 and the results of operations for the previous years exclude the results of operations of Circle K. “We”, “our” and “us” refer collectively to Couche-Tard and its subsidiaries, including Circle K.

          Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles. You should read the following discussion in conjunction with the annual consolidated financial statements and related notes included in this 2004 Annual Report. Additional information relating to Couche-Tard, including the Annual Information Form, is available on SEDAR at www.sedar.com.

Forward-Looking Statements

          This report includes certain statements that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this report that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this report, the words “believe,” “intend,” “expect,” “estimate” and other similar expressions are generally intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance of Couche-Tard or its industry and involve known and unknown risks and uncertainties which may cause the outlook, the actual results or performance of Couche-Tard or of its industry to be materially different from any future results or performance expressed or implied by such statements. Such risks and uncertainties include the risks set forth below under “Business Risks” as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

          We are the leader in the Canadian convenience store industry. We are the fourth largest convenience store operator in North America and the second largest independent (not integrated with a petroleum company) convenience store operator in North America. As at April 25, 2004, our network consisted of 4,881 convenience stores, 3,079 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five in the United States, which cover 23 American states.

          We sell food and beverage items, motor fuel and other products and services targeted to meet our customers’ demand for convenience and quality in a clean and welcoming environment. We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise particularly the higher growth and higher margin foodservice category and continued investment in store modernization and technology.

          We conduct our business through different modes of operations including company operated stores and our affiliate program, which includes franchised and licensed locations. The amount of earnings before interest and taxes (EBIT) generated from the affiliates amounted to $12.7 million or 7.8% of our total EBIT for fiscal 2004.

          The convenience store industry is fragmented, with the top 10 operators representing only approximately 24% of the estimated total of 132,400 stores in the United States. Industry consolidation by highly leveraged operators in the 1990’s, combined with competition and fluctuations in motor fuel margins, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for well-capitalized, established industry participants to grow through mergers and acquisitions.

2004 Overview

          In August 2003, we entered into an agreement with Allied Domecq Quick Service Restaurants whereby we acquired the master franchisee rights for the Dunkin’Donuts banner in Quebec. Thus, the 94 Dunkin’Donuts stores already established in Quebec became franchisees of the Company, which is now responsible for the implementation of all aspects of the Dunkin’Donuts system in Quebec.

          On September 4, 2003, we acquired certain assets of Clark Retail Enterprises, Inc. (Clark) for total cash consideration of $41.0 million. In this transaction, we acquired 43 convenience stores, 33 of which are located in Illinois, with the remainder in Indiana, Iowa, Michigan and Ohio. All of the stores sell motor fuel. We acquired the buildings and land at 31 of these sites, with the remaining 12 being leased. On October 30, 2003, we completed a sale and leaseback transaction with respect to 19 of the Clark stores and received proceeds of approximately US$15 million.

          This year’s major event was the Acquisition on December 17, 2003, for a total consideration of $1.1 billion, with the takeover of 1,663 Circle K company-operated stores in 16 American states, plus 627 affiliates. Due to the closing date, our annual results reflect the impact of the Acquisition for a 130-day period. We believe we will improve our overall financial performance by applying the Couche-Tard business model to our Circle K operations. We also believe that we can produce the previously announced synergies of US$50 million well within 18 to 24 months from the closing of the Acquisition. As at April 25, 2004, we have achieved synergies of approximately US$10 million, of which approximately 92% is represented by reductions in selling, general and administrative costs, with the balance generated by purchasing efficiencies. In addition, we believe we can improve Circle K’s store level operations by completing within the next 12 months the installation of POS systems, including scanning, in all of Circle K’s company-operated stores that do not currently have such technology and by implementing our Store 2000 Concept in certain Circle K stores. There can be no assurance that such cost savings or operating improvements will be realized or that there will not be delays in achieving such synergies or cost savings.

          During the year, we completed the financing of the Acquisition with the issuance of Senior Subordinated Notes due 2013, borrowings under our new senior credit facility and the issuance of Class “B” subordinate voting shares of Alimentation Couche-Tard Inc. In connection with the Acquisition, we refinanced the majority of our long-term debt, as described herein under “Liquidity and Capital Resources”.

          Summary of Fourth Quarter Results: 12-Week Period Ended April 25, 2004 and 12-Week Period Ended April 27, 2003

          During the 12-week period ended April 25, 2004, Couche-Tard opened 13 new locations and 11 quick service restaurants, and reconfigured 32 stores with its Store 2000 Concept.

The following is selected information from the statement of earnings	12-week periods ended

($ millions unless otherwise stated)	April 25, 2004	April 27, 2003

Total sales	2,289.0	815.8
Operating income	55.0	20.0

Net earnings	21.1	11.3

          Our fourth quarter 2004 included the results of Circle K for the entire period. The results are a significant increase over the same period in the previous year, which increase is primarily due to our US operations, particularly the Circle K business. Consolidated sales at $2.29 billion were $1.47 billion over last year, and operating income at $55.0 million was more than double last year, up $35.0 million from $20.0 million in the previous year. Net earnings of $21.1 million was $9.8 million or 86.4% over the prior year. During this quarter, we sold 322 Circle K properties under sale and leaseback agreements, generating US$252.9 net of costs, which was used to repay a portion of our long-term debt. Additionally, we repaid US$79.0 million of our long-term debt from excess cash. As a result, our net interest bearing debt to total capitalization is 0.41:1 as at April 25, 2004.

          As of April 25, 2004, Alimentation Couche-Tard Inc. had 28,520,861 Class “A” multiple voting shares and 70,288,989 Class “B” subordinate voting shares issued and outstanding.

Income Statement Categories

          Merchandise and Service Sales. In-store merchandise sales are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beer/wine and fresh food offerings, including quick service restaurants (QSRs). Service sales include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines and sales of postage stamps, calling card commissions and bus tickets. Merchandise and service sales also include franchise fees, license fees, royalties from franchisees and licensees and a portion of vendor rebates related to certain purchases by franchisees, affiliates and licensees.

          Motor Fuel Sales. Couche-Tard includes in its sales the total dollar amount of motor fuel sales, including any imbedded taxes, if Couche-Tard takes ownership of the motor fuel inventory. In the United States, Couche-Tard purchases motor fuel and sells it to 94 independent store operators at cost plus a mark up. Couche-Tard records the full value of these sales (cost plus the mark up) as motor fuel sales. Where Couche-Tard acts as a selling agent for a petroleum distributor, only the commission earned by Couche-Tard is recorded as sales. Gross profit from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel sales, except for commission locations, where the gross profit is equal to the recorded commission from the sale.

          Gross Profit. Gross profit consists primarily of sales less the related cost of the inventories: for in-store merchandise, the cost of inventory is generally determined using the retail method (retail price less normal margin), and for motor fuel, it is determined using the average cost method.

          Operating Expenses. The primary components of operating expenses are wages and salaries, commissions to dealers, occupancy costs, corporate support costs and head office operations.

          Key performance indicators used by management, which can be found under “Results of Operations-Other Operating Data”, are Merchandise and service gross margin, Growth of average merchandise sales per store, Motor fuel gross margin and Growth of average motor fuel volume per store.

Exchange Rate Data

          Our U.S. subsidiaries’ assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet date. Sales and expenses are translated at the average rate in effect during the year. The following table sets forth information about exchange rates based upon the Bank of Canada closing rates set forth as Canadian dollars per US$1.00.

	52-week periods ended

	April 25, 2004	April 27, 2003	April 28, 2002

Average for the period (1)	1.3438	1.5399	1.5669
Period end	1.3607	1.4481	1.5617

        (1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Results of Operations

          The following table highlights certain information regarding our operations for the 52-week periods ended April 25, 2004, April 27, 2003 and April 28, 2002.

($ millions unless otherwise stated)	52-week periods ended

	April 25, 2004	April 27, 2003	April 28, 2002

Statement of Operations Data:
Merchandise and service sales (1):
Canada	1,510.6	1,428.6	1,298.6
United States	1,597.1	514.7	204.5

Total merchandise and service sales	3,107.7	1,943.3	1,503.1

Motor fuel sales
Canada	677.5	630.2	532.2
United States	2,087.2	741.7	356.7

Total motor fuel sales	2,764.7	1,371.9	888.9

Total sales	5,872.4	3,315.2	2,392.0

Merchandise and service gross profit (1):
Canada	491.3	462.5	426.6
United States	521.2	169.7	65.0

Total merchandise and service gross profit	1,012.5	632.2	491.6

Motor fuel gross profit:
Canada	63.3	57.5	54.5
United States	147.2	60.2	36.7

Total motor fuel gross profit	210.5	117.7	91.2

Total gross profit	1,223.0	749.9	582.8
Operating, selling, administrative and general expenses	985.5	592.2	460.9
Depreciation and amortization of fixed and other assets	74.5	44.9	33.7

Operating income	163.0	112.8	88.2
Financial Expenses	31.1	14.9	15.1
Write-off of financial expenses	12.5	—	—

Earnings before income taxes	119.4	97.9	73.1
Income taxes	39.9	31.9	25.8

Net earnings	79.5	66.0	47.3

Other Operating Data:
Merchandise and service gross margin (1):
Canada	32.5%	32.4%	32.8%
United States	32.6%	33.0%	31.8%
Growth of average merchandise sales per store (2):
Canada	3.1%	9.6%	6.3%
United States – excluding the Acquisition	3.9%	7.9%	—
Motor fuel gross margin:
Canada (cents per litre)	4.77	4.64	4.63
United States (U.S. cents per gallon) (3)	11.57	12.23	13.86
Volume of motor fuel sold:
Canada (millions of litres)	1,329.2	1,239.2	1,177.3
United States (millions of gallons)	996.1	355.5	187.9
Growth of average motor fuel volume per store:
Canada	6.7%	4.7%	4.7%
United States – excluding the Acquisition	6.4%	1.4%	—

(1)	Includes other sales derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other sales (as described in footnote 1) and is based on the average number of stores open during each four-week period of the fiscal period.
(3)	For company-operated stores only.

52-Week Period Ended April 25, 2004 Compared to the 52-Week Period Ended April 27, 2003

          During the 52-week period ended April 25, 2004, Couche-Tard completed two aquisitions for a total of 2,333 locations, opened 51 new locations and 47 quick service restaurants, and reconfigured 173 stores with its Store 2000 Concept.

          For the 52-week period ended April 25, 2004, Couche-Tard achieved sales of $5.87 billion, compared with $3.32 billion in 2003, a major increase of 77.1% or $2.56 billion, including $2.02 billion or 78.9%, which came from Circle K for the 130 days period from December 18, 2003 to April 25, 2004. The Company recorded 62.7% of its sales in the United States, up from 37.9% in the previous fiscal year.

          During the year, the Company adopted two changes in its accounting policy and has applied both changes on a retroactive basis for all amounts included herein. The first change relates to the recording of telephone calling card revenue. Rather than recording the total value of the transaction as a sale, the Company adopted the policy of recording the commission or net amount earned from such transaction, consistent with recording the commissions on our sales of other services such as the sale of lottery tickets. On a retroactive basis, sales are adjusted downward by a relatively small amount each period, with the gross profit remaining unchanged. The result is a slight increase in gross margin as a percentage of sales of up to approximately one percentage point.

          On January 30, 2004, the Company retroactively adopted by anticipation the new recommendation of the Canadian Institute of Chartered Accountants (“CICA”) on accounting for consideration received from a vendor. This could result in an increase or decrease in the Company’s merchandise and service gross profit and related gross margin depending on the fluctuations in the related inventories. The impact on the Company’s gross profit for each of the last three fiscal years ended April 25, 2004, April 27, 2003 and April 28, 2002 brought about decreases in gross profit of $1.03 million, $0.29 million and $2.85 million, respectively.

•

In the United States, sales totalled $3.68 billion, an increase of $2.43 billion reflecting mainly the contribution of Circle K results from December 18, 2003 as well as the impact of the acquisition of the Dairy Mart Stores, the 43 Clark stores acquired in September 2003, the stores opened during the year and internal growth in the American network. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 3.9% over the prior year while growth of average motor fuel volume per store (excluding Circle K) was 6.4% over the prior year.

•

In Canada, sales amounted to $2.19 billion, up 6.3%, or $129.3 million. Growth of average merchandise sales per store was 3.1% compared with the previous year. Growth of average motor fuel volume per store was 6.7% over the previous year. Overall, Canadian markets performed well in difficult business conditions, inluding a decline in the number of tourists under the impact of SARS and reduced exports due to the exchange rate.

          Gross profit grew by 63.1% or $473.1 million to $1.22 billion, compared with $749.9 million for the previous year. This increase is mainly due to higher sales, particularly as following the Acquisition, a higher motor fuel gross margin in Canada — somewhat offset by a decline in motor fuel gross margin in the United States.

•	Consolidated merchandise and service gross margin was 32.6% (including the Circle K results), reflecting the lower gross margin of Circle K due to its different product mix.

•

Motor fuel gross margin increased to 4.77¢ per litre in Canada, up from 4.64¢ per litre for the previous year. Motor fuel gross margin in the United States declined to 11.57¢US per gallon from 12.23¢US per gallon in the previous year. This decrease is attributable to the lower motor fuel margins experienced by Circle K in the first 45 days of the integration and the pressure on margins in the Midwest in the fourth quarter and a price war by two gasoline marketers in Kentucky.

          Operating expenses increased by $393.5 million or 66.5% over the previous year. The increase is primarily attributable to the Acquisition and, to a lesser extent, the Clark stores, the full impact of the Dairy Mart stores and the growth in the Canadian network. As a percentage of total sales, operating expenses declined by 1.1% due to lower operating costs associated with higher motor fuel sales, which account for a larger proportion of total revenues.

          Depreciation and amortization grew by 65.7% to $74.5 million in fiscal 2004. This increase is due mainly to Circle K, the Clark stores, the full impact of the acquisition of Dairy Mart and store renovations.

          Financial expenses totalled $31.1 million, up $16.2 million or 109.1% over last year due to the higher borrowings to finance the Acquisition. In addition, the Company recorded a pre-tax write-off of financial expenses of $12.5 million related to the refinancing of existing debt in connection with the Acquisition ($2.8 million) and to the repayment of a portion of the new debt from the proceeds of the sale/leaseback transactions completed in March and April 2004 and from the use of a portion of cash surplus ($9.7 million).

          Income taxes increased by $7.9 million, or 24.8%, to $39.9 million. The increase is due to a combination of an increase in pre-tax earnings, a rise in the provincial income tax rate in Ontario and a greater portion of pretax income coming from the U.S. operations which have a higher tax rate than Canada.

          Net earnings increased by $13.5 million, or 20.4%, to $79.5 million or $0.89 per share ($0.85 fully diluted), compared with $66.0 million or $0.78 per share ($0.76 fully diluted) in the previous year.

          Net earnings for fiscal 2004 was affected by the following unusual or uncontrollable items, which are presented on an after-tax basis:

•

a write-off of financial expenses of $8.3 million or $0.09 fully diluted per share, related to the refinancing of existing debt in connection with the Circle K acquisition and the repayment of a portion of the new debt,

•	the rise in the corporate tax rate in Ontario, entailing an adjustment of future income taxes totalling $1.1 million and equivalent to $0.01 fully diluted per share,

•	and the negative impact of approximately $3.1 million of the increase in the Canadian dollar, or $0.03 fully diluted per share.

Balance Sheet

          Our total consolidated assets were $2.23 billion as at April 25, 2004, compared to $1.07 billion as at April 27, 2003, representing an increase of $1.16 billion. The increase is primarily due to the asset base of the Acquisition, which amounted to $1.1 billion as at April 25, 2004, including $201.9 million assigned to the Circle K trade name. Total accounts receivable amounted to $128.5 million as at April 25, 2004, including $56.2 million from Circle K. The balance, $72.3 million, decreased by $35.7 million from $108.0 million as at April 27, 2003, which is attributable to the receipt of sales tax credits after April 27, 2003. Total inventories as at April 25, 2004 amounted to $374.8 million, an increase of $194.9 million, compared to $179.9 million as at April 27, 2003. Circle K accounted for $173.4 million, with the remaining increase of $21.5 million primarily relating to new stores, and the higher cost of motor fuel offset somewhat by the lower exchange rate. Fixed assets as at April 25, 2004 totalled $898.5 million compared to $441.3 million as at April 27, 2003, representing an increase of 457.2 million. This increase results mainly from fixed assets acquired in connection with the Acquisition and the 43 stores purchased from Clark Retail Enterprises Inc. ($808.7 million), the purchase of fixed assets of $115.2 million, net of depreciation and amortization ($74.0 million) and the reduction of fixed assets resulting from the sale and leaseback of 369 properties.

          Accounts payable and accrued liabilities were $657.9 million as at April 25, 2004, an increase of $364.1 million compared to $293.8 million as at April 27, 2003. The accounts payable and accrued liabilities of Circle K accounted for $327.4 million of this increase, with the balance primarily represented by increases in trade accounts payable related to inventory purchases in April 2004 and the accounts payable relating to the higher cost of motor fuel compared with the previous year. Long-term debt (including the current portion due in one year) as at April 25, 2004 increased by $434.2 million during the year from $296.3 million as at April 27, 2003 to $730.5 million as at April 25, 2004. This increase is attributable to the debt raised in connection with the Acquisition, net of a subsequent repayment of US$331.9 million from the net proceeds of sale and leaseback transactions with respect to 322 Circle K sites and from the use of a portion of excess cash.

          Shareholders’ equity increased by $306.2 million during the fiscal year from $440.6 million as at April 27, 2003 to $746.8 million as at April 25, 2004. The increase is primarily attributable to the shares issued during the year for $223.7 million in connection with the Acquisition and the net earnings of $79.5 million for the year.

Liquidity and Capital Resources

          Our principal source of liquidity is cash flow generated from operations and borrowings under our revolving credit facilities. Our principal uses of cash are to meet debt service requirements, finance our capital expenditures, make acquisitions and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving credit facilities will be adequate to meet our liquidity needs in the foreseeable future.

          The Acquisition was financed through the proceeds from the issuance of US$350 million 7 ½% Senior Subordinated Notes due 2013, borrowings under our senior credit facility and the net proceeds of $220.5 million from the issuance of 13.6 million Class “B” subordinate voting shares of Alimentation Couche-Tard Inc. The majority of our long-term debt was refinanced in connection with the Acquisition.

          As at April 25, 2004, our total debt was $730.5 million (of which $476.2 million consisted of notes, $242.1 million consisted of borrowings under our senior credit facility and $12.2 million consisted of other long-term debt).

          In addition to the above, the Company entered into interest rate swap agreements with three banks under which the Company will incur interest on US$350 million at a rate of LIBOR plus an aggregate average interest rate factor of 2.95%. The interest rate will be reset every six months over the term of the agreements. Based on the Company’s policy, it designates each derivative financial instrument as a hedge against a recognized loan instrument. The agreements, which expire on December 15, 2013, provide that, after December 15, 2008, each Bank has the right to terminate its arrangement with the payment of a termination fee if terminated before December 15, 2011 and, if after that date, without payment of a termination fee. In addition, both parties to each agreement have a mutual right to terminate the arrangement on the 5th anniversary date of the effective date of each of the three agreements. If such right were exercised by either party, one party would be required to pay the other party the mark to market value of the interest rate swap.

          Capital Expenditures. Capital expenditures are planned for the installation of POS systems, including scanning, at the Circle K company-operated stores that do not currently have this technology, the implementation of our Store 2000 Concept at certain stores, new stores including a small number of existing stores, and the replacement of equipment in some of our stores, including upgrading of petroleum equipment at a number of locations. In connection with the Acquisition, we expect to make certain capital improvements of up to US$18.6 million at the Circle K stores between June 2004 and December 2008 in connection with the settlement of litigation brought against Circle K under the Americans with Disabilities Act. In addition, we have a commitment to purchase certain equipment for an amount of $1.5 million in the coming year. We expect to fund these commitments with cash flows generated from operations.

          Over the past number of years, the Company has expended funds for maintaining the stores to operating standards, renovated certain stores with our new Store 2000 Concept, opened new stores and invested in small acquisitions.

          The Company has funded these expenditures from cash flows from operating activities. Over the past five fiscal years, total cash flows from operating activities amounted to approximately $700 million and capital expenditures and investment in small acquisitions amounted to approximately $460 million over this period. We believe that we will be able to continue to fund future expenditures of this nature from cash flows from operating activities. Major acquisitions will be financed through a combination of debt and equity.

          Credit Facilities. We have five-year revolving credit facilities in the amount of $50 million available in Canadian dollars or U.S. dollars to the Canadian borrowers and in the amount of US$75 million available in U.S. dollars to the U.S. borrowers, which bear interest at the Canadian prime rate, or the Canadian or U.S. base rate (as applicable) or LIBOR, plus a certain margin varying on the basis of our leverage ratio. The revolving facilities are also available in the form of bankers’ acceptances (for Canadian dollar advances) and in the form of letters of credit (not to exceed $10 million or the U.S. dollar equivalent) in respect of the Canadian facility and US$30 million in respect of the U.S. facility). As of April 25, 2004, the facilities are undrawn, except for letters of credit of approximately $1.2 million and US$4.8 million.

          Our senior credit facility is secured by virtually all the asset of the Company. The Company must meet certain commitments and achieve certain financial ratios under the new credit agreement. In addition, the new credit agreement limits the amount of fixed assets that the Company may acquire, the business acquisitions the Company may take part in, the amount of the repayments of term loan ‘A’ and ‘B’ that the Company may make as well as dividend payments. As well, the indenture governing the subordinated debt also contains certain restrictions, including the achievement of a financial ratio, on our ability to incur additional debt, pay dividends or make other restricted payments and enter into certain transactions.

          Cash Flows from Operating Activities. Cash provided from operating activities more than doubled to $314.2 million in fiscal 2004 compared with $141.4 million in 2003, an increase of $172.8 million, reflecting largely the contribution of Circle K for 130 days of operation.

          Cash Flows from Investing Activities. Net cash used in investing activities for the year ended April 25, 2004 amounted to $761.1 million, including $984.3 million for the purchase of Circle K and $41.0 million for the purchase of 43 stores from Clark. In addition, capital expenditures of $115.2 million were made in fiscal 2004, compared with $86.7 million for the same period in 2003. These capital expenditures were primarily for existing store improvements and equipment, store openings and acquisitions, information systems and expenditures related to gasoline facilities in compliance with regulatory requirements.

          During fiscal 2004, we entered into five separate agreements to sell 369 sites under sale and leaseback arrangements for total aggregate net proceeds of approximately $379.5 million. Under these arrangements, the properties are leased back with primary terms of: 103 sites for 15 years, 116 sites for 16 years, 122 sites for 17 years, 28 sites for 20 years. All agreements provide for several renewal periods.

          Included in the above are 322 Circle K sites sold under two sale and leaseback agreements for an aggregate of US$252.9 million net of costs. Minimum lease payments under the leases total approximately US$24.7 million per year subject to indexation features.

          Cash Flows from Financing Activities. Cash generated from financing activities was $605.6 million for fiscal 2004 compared with $136.4 million for the same period last year. We borrowed $1.12 billion in new long-term debt and raised an additional $220.5 million net of expenses from the issue of 13.6 million Class “B” subordinate voting shares. The total proceeds were used to repay $239.3 million of the then existing long-term debt and finance the Circle K acquisition. Additionally, we used the net proceeds of US$252.9 million from the sale-leaseback transactions of 322 Circle K properties and a portion of a cash surplus to repay a substantial $442.1 million in long-term debt. Unamortized financing expenses related to the refinancing of the existing debt at the time of the acquisition and to the repayment of a portion of the new debt was written off and disclosed in a separate line in the statement of earnings as “Write-off of financial expenses”.

Contractual Obligations and Commercial Commitments

Set out below is a summary of our material contractual cash obligations as of April 25, 2004:

	2005	2006	2007	2008	2009	Thereafter	Total

	(in thousands of dollars)

Long-term debt	5,422	9,243	10,924	11,906	12,889	676,244	726,628
Capital lease obligations	1,249	1,042	898	701	598	3,192	7,680
Operating lease obligations	187,698	176,087	163,342	142,356	114,250	1,025,301	1,809,034
Purchase commitments	2,061	560	560	560	700	2,800	7,241

Total	196,430	186,932	175,724	155,523	128,437	1,707,537	2,550,583

          Long-Term Debt. The majority of Couche-Tard’s long-term debt was refinanced in connection with the Acquisition. See “Liquidity and Capital Resources”. Couche-Tard’s long-term debt consists of (i) $476.2 (US$350) million 7 ½% Senior Subordinated Notes due 2013; (ii) a five-year $38.1 (US$28.0) million Term Loan A secured facility that bears interest at the Canadian base rate or LIBOR, plus a certain margin varying on a basis of our leverage ratio; and (iii) a seven-year $204.1 (US$150.0) million Term Loan B secured facility that bears interest at the U.S. base rate or LIBOR, plus a fixed margin; and (iv) Circle K’s 8.75% note payable of approximately $7.5(US$5.5) million outstanding as of April 25, 2004, that is collateralized by certain stores in Florida. The note requires principal and interest payments throughout its term. The final payment is due on December 1, 2019.

          Capital Lease Obligations. Couche-Tard has generally not used capital leases as a means of financing; however several capital leases were assumed in connection with certain acquisitions. We do not expect to use capital leases as a means of financing in the future. These obligations and related assets are included in our Consolidated Balance Sheet.

          Operating Lease Obligations. We lease a substantial portion of our real estate using conventional operating leases. Generally our real estate leases in Canada are for primary terms of five to 10 years and in the United States are for 10 to 20 years, in both cases, with options to renew. These obligations and related assets are not included in our Consolidated Balance Sheet. Under certain of the store leases, we are subject to additional rentals based on store sales as well as escalations in the minimum future lease amount.

          Purchase commitments. During fiscal 2004, we have concluded certain agreements to acquire equipment and franchise rights.

          Contingencies. There are various legal proceedings and claims pending against us that are common to our operations for which, in some instances, no provision has been made. While it is not feasible to predict or determine the ultimate outcome of these matters, it is the opinion of management that these suits will not result in monetary damages not covered by insurance that in the aggregate would be material and adverse to our business or operations.

          We are covered by insurance policies that have significant deductibles. At this time, we believe that we are adequately covered through the combination of insurance policies and self-insurance. Future losses which exceed insurance policy limits or, under adverse interpretations, are excluded from coverage would have to be paid out of general corporate funds. In association with our workers’ compensation policies, we issue letters of credit as collateral for certain policies.

          We also issue surety bonds for a variety of business purposes, including bonds for taxes, lottery sales, wholesale distribution and alcoholic beverage sales. In most cases, the surety bonds are required by a municipality or state governmental agency as a condition of operating a store in that area.

Off-Balance Sheet Arrangements

          In the normal course of business, we finance certain of our activities off-balance sheet through operating leases for properties on which we conduct our retail business. The future commitments are included under “Operating lease obligations” in the table above.

Selected Quarterly Financial Information (Unaudited)

          The Company’s 52-week reporting cycle is divided into four quarters of 12 weeks each except for the third quarter, which comprises 16 weeks. When a fiscal year, such as 2000, contains 53 weeks, the fourth quarter comprises 13 weeks. The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

($ millions except for per-share data)	52 weeks ended April 25, 2004				52 weeks ended April 27, 2003

Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks

Sales	2,289.0	1,765.0	937.5	880.9	815.8	1,040.3	791.6	667.5

Income before depreciation	81.1	53.8	53.8	48.7	31.1	39.8	46.4	40.5
Depreciation and amortization	26.1	24.9	12.0	11.5	11.1	15.0	10.5	8.3

Operating income	55.0	28.9	41.8	37.2	20.0	24.8	35.9	32.2

Financial expenses	12.8	11.7	3.0	3.6	3.8	4.6	3.5	3.0
Write-off of financial expenses	9.7	2.8	—	—	—	—	—	—

Total financial expenses	22.5	14.5	3.0	3.6	3.8	4.6	3.5	3.0

Net earnings	21.1	8.8	26.5	23.1	11.3	14.1	21.4	19.2

Earnings per share
Basic	$0.21	$0.10	$0.31	$0.27	$0.13	$0.17	$0.25	$0.23
Fully diluted	$0.21	$0.09	$0.30	$0.26	$0.13	$0.16	$0.24	$0.22

          The quarterly financial information has been restated to reflect the impact of the two changes in its accounting policies, the first one being the change in accounting for revenues from telephone calling cards and the other one relating to the adoption of the CICA recommendation for certain consideration received from a vendor — both as described in the section “52-Week Period Ended April 25, 2004 Compared to the 52-Week Period Ended April 27, 2003”.

          Net earnings have substantially increased generally in tandem with the Company’s major acquisitions, with the exception of the third quarter 2004 which was impacted by the write-off of certain financial expenses associated with the refinancing of long-term debt, additional interest expense associated with new debt incurred in connection with the Acquisition, relatively lower motor fuel gross margins in the Circle K business for the period from the effective date of the Acquisition on December 18, 2003 to February 1, 2004, and difficult business conditions, including a decline in the number of tourists under the impact of SARS and reduced exports due to exchange rate.

          The fourth quarter, although impacted by the conditions referred to above, included significant increases primarily related to the Acquisition. While merchandise and service gross margins remained relatively stable over the eight quarters, total gross profits were impacted by the variability in motor fuel gross margins. The fourth quarter also included a $9.7 million write-off of financial expenses relating to the repayment of a portion of new long-term debt.

52-Week Period Ended April 27, 2003 Compared to the 52-week Period Ended April 28, 2002

          During 2003, Couche-Tard acquired 420 stores in the United States and 30 stores in Canada. Couche-Tard also opened 46 new stores and reconfigured 220 locations with its Store 2000 Concept.

          For the 52-week period ended April 27, 2003, Couche-Tard announced sales of $3.32 billion, up from $2.39 billion for the same period a year earlier, an increase of 38.6% or $923.2 million. This increase was primarily due to acquisitions made in fiscal 2003, the inclusion of a full year of results for the acquisitions made in fiscal 2002, the opening of 46 new stores and growth in average merchandise revenues and in average motor fuel volume per store.

•

In the United States, sales totalled $1.26 billion, an increase of $695.2 million, reflecting the impact of the 420 stores acquired in the early part of fiscal 2003 and growth in average merchandise sales per store of 7.9% as well as a 1.4% increase in average motor fuel volume per store.

•

In Canada, sales increased by 12.5% or $228.0 million, including sales from the 30 stores acquired in the year, to $2.06 billion. Growth of average merchandise sales per store was 9.6% compared with the same period a year earlier and growth of average motor fuel volume was 4.7% over the prior year.

Gross profit grew by 28.7% or $167.1 million to $749.9 million. The increase is due primarily to the higher sales, offset by a slightly lower gross margin in Canada.

•

Consolidated merchandise and service gross margin stood at 32.5% compared to 32.7% for the prior year, which is attributable to the slightly lower merchandise and service gross margin in Canada resulting from the inability to maintain the full gross margin on the higher retail price of tobacco products resulting from a tobacco tax increase in June 2002. In the United States, the Midwest network’s gross margin increased from 31.8% in 2002 to 33.0% in 2003.

•

Motor fuel gross margin increased slightly to 4.64¢ per litre in Canada from 4.63¢ per litre in the prior year. In the United States, the Midwest network’s motor fuel gross profit was $60.2 million, an increase of $23.5 million, due to higher volumes and sales, offset by a decrease in motor fuel gross margin from 13.86¢US per gallon in 2002 to 12.23¢US per gallon in 2003.

          Operating Expenses. Operating expenses increased by $131.3 million, or 28.5%, from $460.9 million in 2002 to $592.2 million in 2003. The increase was primarily due to the increased costs related to a larger store base. As a percentage of total revenues, operating expenses decreased from 19.3% to 17.9%, due to the combination of operating leverage and lower operating costs associated with the increase of motor fuel revenues, which represented a higher percentage of total revenues.

          Depreciation and Amortization. Depreciation and amortization increased by $11.2 million, or 33.2%, from $33.7 million in 2002 to $44.9 million in 2003. The increase was primarily due to a combination of the acquisitions in the United States and investments made in equipment in connection with store renovations in the Canadian store network.

          Financial Expenses. Financial expenses decreased by $0.2 million from $15.1 million in 2002 to $14.9 million in 2003. The decrease is due to lower interest rates.

          Income Tax Expense. Income tax expense increased by $6.1 million, or 23.6%, from $25.8 million in 2002 to $31.9 million in 2003. The increase is due to higher pre-tax income offset by a slightly lower effective tax rate. The combined statutory tax rate in Canada decreased in 2003 to 37.6%, compared to 39.9% in 2002.

          Net earnings amounted to $66.0 million in 2003 or $0.78 per share ($0.76 fully diluted), compared with $47.3 million or $0.61 per share ($0.58 fully diluted) for the prior year.

Critical Accounting Policies and Estimates

          Estimates. This discussion and analysis of financial condition and results of operations is based on Couche-Tard’s consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles. The reported amounts of sales and operating expenses, and of assets and liabilities and the related disclosure of contingent assets and liabilities are based on estimates and judgments made by Couche-Tard. Couche-Tard bases its estimates on assumptions that it believes to be reasonable, including, for example, ones derived from historical experience. On an ongoing basis, Couche-Tard reviews its estimates and assumptions based upon currently available information. Actual results could differ from the estimates and assumptions used.

          Inventory. Couche-Tard’s inventory is comprised mainly of products purchased for resale including grocery items, tobacco products, packaged and fresh food products, motor fuel and lottery tickets. Inventories are valued either on the first-in, first-out basis or at the lower of cost and net realizable value. Cost is generally determined by the retail method for in-store merchandise, the average cost method for motor fuel inventory and cost for warehouse inventory. Inherent in the determination of gross profit margins are certain management judgments and estimates, which could affect ending inventory valuations and results of operations.

          Depreciation and Amortization. Assets that are expected to be consumed in the conduct of Couche-Tard’s business with a probability of having to be replaced in a future year are amortized on a basis that will reduce the asset to a nominal value over its expected useful life. The depreciation methods and associated periods or rates are based on Couche-Tard’s experience in prior years. The use of different assumptions could have resulted in different amounts expensed compared to those recorded.

          Because the depreciation methods and rates used in Circle K differ from those used by Couche-Tard and in light of the number of acquisitions recently completed in the United States, we will be undertaking an analysis of the expected useful lives of our fixed assets and such process could result in modifications to existing depreciation and amortization policies in fiscal 2005.

          Goodwill. Goodwill is tested for impairment annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that could trigger an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets or the strategy for the overall business, and significant negative industry or economic trends. Couche-Tard’s goodwill impairment analysis uses estimates and assumptions in order to determine the fair value of its reporting units. If assumptions are incorrect, the carrying value of our goodwill may be overstated. Couche-Tard’s annual impairment test is performed in the first quarter of each fiscal year.

          Trademarks, licenses and other assets. Trademarks, licenses and permits are recorded at cost and not amortized; rather, they are tested for impairment annually, or more frequently, if events or circumstances indicate that the asset might be impaired.

          Other assets include trademarks, licenses and permits recorded at cost, deferred costs at amortized cost and other expenses at cost.

          Deferred expenses are mainly financing costs amortized using the current interest rate method over the period of the corresponding debt, and costs incurred in connection with the analysis and signing of operating lease agreements which are deferred are amortized over the lease term. Other deferred charges are amortized on a straight-line basis over a period of five to seven years.

          Environmental Matters. Couche-Tard makes estimates of its liabilities in order to accrue for the future costs of environmental remediation related to its operating and non-operating properties where releases of regulated substances have been detected. The estimates of the anticipated future costs for environmental remediation are based on historical experience and evaluations provided by environmental consultants. Couche-Tard establishes reserves on a site-by-site basis and updates its reserves annually. In cases where it is probable that corrective action will be required, if remediation costs can be reasonably estimated, Couche-Tard records such costs as a liability described as a reserve for site restoration. Based on currently available information, Couche-Tard believes that it has adequately provided for environmental exposures. However, should these matters be unfavorably resolved with respect to Couche-Tard, they could have a material adverse effect on its financial condition and results of operations.

          Some U.S. states have trust funds and reimbursement programs for environmental remediation of motor fuel releases from underground store tanks. A portion of the outlays for environmental remediation in such states may be reimbursable to Couche-Tard under these programs. When Couche-Tard records a liability arising from environmental remediation, it records an asset consisting of the related expected receivable. Most of the trust funds and reimbursement programs have eligibility requirements, caps on reimbursement or payment restrictions, which make recovery uncertain in some circumstances, and those uncertainties are reflected in the amount of the receivable asset established. Historical collection experience, the financial capability of the trust fund, priority for payment and the expected year of receipt of reimbursement are also considered. Because governmental requirements and state reimbursement programs continue to be implemented and revised, Couche-Tard’s estimated future remediation expenditures and related state reimbursement amounts could change, and may also be affected by changes in governmental enforcement policies and newly discovered information. Such revisions could have a material impact on its operations and financial conditions.

          Couche-Tard also receives occasional claims for alleged damage to neighbouring properties or the groundwater or other natural resources on such properties from regulated substances released from its current and past properties. As well, it is possible for personal injury claims to be made alleging injuries from regulated substances released from its properties, although we have not received this type of claim to date. The consequences of the property and personal injury claims described in this paragraph, if received, could be material to Couche-Tard’s financial condition.

          In the United States, Couche-Tard is required in some states to obtain insurance or otherwise establish its financial responsibility for third party claims. Couche-Tard cannot provide assurances that the insurance it obtains will be available on terms that do not adversely affect its financial condition. Despite the availability of trust funds and reimbursement programs for petroleum releases in certain states, these funds are limited in coverage and in some cases slow to pay.

          Insurance and Workers’ Compensation. Couche-Tard uses a combination of insurance, self-insured retention, and self-insurance for a number of risks including workers’ compensation (in certain states), property damage, and general liability claims. Accruals for loss incidences are made based on Couche-Tard’s claims experience and actuarial assumptions followed in the insurance industry. A material revision to Couche-Tard’s liability could result from a significant change to its claims experience or the actuarial assumptions of its insurers. Actual losses could differ from accrued amounts. Workers’ compensation is covered by government-imposed insurance in Canada and by third-party insurance in our United States operations, except in certain states where Couche-Tard is self-insured. The coverages in Canada are determined by each provincial regulatory authority and provide for premiums, which can vary, year-to-year based on industry claims experience. The cost can also increase or decrease in any one year based on claims’ experience within each province as assessed by each provincial regulatory authority. With respect to the third-party insurance in the United States, independent actuarial estimates of the aggregate liabilities for claims incurred serve as a basis for Couche-Tard’s share of workers’ compensation losses.

          Operating Leases. In the normal course of business, Couche-Tard enters into leases for land and buildings associated with its convenience stores sites. In connection with certain acquisitions, Couche-Tard has entered into sale-leaseback transactions with respect to certain store properties. Theses transactions are a source of funding for new store growth and Couche-Tard expects to continue this strategy in connection with future acquisitions.

          Vendor Allowances, Rebates and Other Vendor Payments. On January 30, 2004, the Company retroactively adopted by anticipation the new recommendations of Abstract 144 of the Emerging Issues Committee (“EIC-144”) entitled Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor. (See Note 2 to the consolidated annual financial statements herein below.)

          Franchise and License Fees. Fees received in connection with a franchise or license agreement, or renewal thereof, are recognized in sales over the period of the agreement to which the fees relate.

          Store Closings and Asset Impairment. Property and equipment used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The fair value of impaired assets is determined based on quoted market prices in active markets, if available, or upon the present values of expected future cash flows using discount rates commensurate with the risks involved in the asset group. Long-lived assets committed by management for disposal within one year are accounted for at the lower of amortized cost or fair value, less cost to sell.

Recently Issued Accounting Standards

          In January 2003, the CICA issued Accounting Guideline No. 15, “Consolidation of Variable Interest Entities” (“AcG-15”) which harmonizes with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, and provides guidance for applying the principles in Section 1590, “Subsidiaries”, to certain special purpose entities. AcG-15 requires enterprises to identify variable interest entities in which they have an interest, determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. In January 2004 the CICA Accounting Standards Board (“AcSB”) suspended the January 1, 2004 effective date for disclosure requirements in AcG-15 and in March 2004, a draft guideline was published proposing that disclosures be made for fiscal years ending on or after October 31, 2004. We expect that this pronouncement will not have a material impact on our results of operations and financial condition.

          In March 2003, the CICA issued new Handbook Section 3110, “Asset Retirement Obligations” that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The section provides for an initial recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational allocation method and is adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. The section is effective for fiscal years beginning on or after January 1, 2004. Section 3110 harmonizes Canadian standards with the requirements of SFAS 143 that Couche-Tard adopted on April 28, 2003. We adopted Section 3110 on April 26, 2004 under Canadian GAAP.

          In September and November 2003, the AcSB made amendments to CICA Handbook Section 3870 in respect of Stock-based Compensation and Other Stock-based Payments requiring that the fair-value based method be applied to awards granted to employees, which previously had not been accounted for at fair value. We adopted the fair value method for our stock-based compensation program commencing at the beginning of our 2005 fiscal year.

          In December 2003, the CICA Emerging Issues Committee issued Abstracts No. 141 “Revenue Recognition” and No. 142 “Revenue Arrangements with Multiple Deliverables”. The latter is based on Issue No. 06-21 entitled “Revenue Arrangements with Multiple Deliverables issued in May 2003 by the Emerging Issues Task Force of the Financial Accounting Standards Board (FASB) in the United States. EIC’s 141 and 142 provide clarification guidelines for determining when revenue from the sale of goods must be recognized. We already comply with these guidelines and therefore we do not believe EIC 141 and 142 will have any impact on the Company.

Business Risks

          Increases and volatility in crude oil prices and volatility in wholesale petroleum pricing and supply could affect our sales and gross profit. As a result of our expansion in the United States, our motor fuel sales have become a greater component of total sales. For the 52 weeks ending April 25, 2004, our motor fuel sales represented approximately 47% of total sales and our motor fuel gross profit accounted for approximately 17% of our total gross profit. Crude oil and domestic wholesale petroleum markets display significant volatility. Since we typically have no more than a four to five-day supply of motor fuel, we are susceptible to interruptions in the supply of motor fuel at our facilities. General political conditions and instability in oil producing regions, particularly in the Middle East and South America, could significantly and adversely affect crude oil supplies and wholesale petroleum costs. Local supply interruptions may also occur. For example, in August of 2003, a cracked pipeline interrupted the supply of motor fuel to the greater Phoenix area. In addition, any new standards that the U.S. Environmental Protection Agency may impose on petroleum refining that would necessitate changes in the refining process could limit the volume of petroleum products available from refiners in the future. Volatility in wholesale petroleum supply and costs could result in significant changes in the retail price of petroleum products and, if we are unable to fully pass on increases to our customers or if we are required to lower our retail motor fuel prices, in lower fuel gross margin per gallon or litre. In addition, changes in the retail price of petroleum products could dampen consumer demand for motor fuel. These factors could materially influence our motor fuel volume, motor fuel gross profit and overall customer traffic, which, in turn, could have a material adverse effect on our operating results and financial condition.

          The convenience store and retail motor fuel industries are highly competitive and affected by new entrants. The industries and geographic areas in which we operate are highly competitive and marked by ease of entry and constant change in terms of the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, independent convenience stores, gas station operators, large and small food retailers, local pharmacies and pharmaceutical chains, discount stores, club stores and mass merchants, many of which are well-established companies. In recent years, several non-traditional retail segments have entered the motor fuel retail business, including supermarkets, club stores and mass merchants, and this additional competition has had a negative impact on motor fuel profit margins in the convenience store industry. These non-traditional motor fuel retailers have obtained a significant share of the motor fuel market and their market share is expected to grow. In some of our markets, our competitors have been in existence longer and have greater financial, marketing and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry. We may not be able to compete successfully against current and future competitors, and competitive pressures faced by us could materially and adversely affect our business, results of operations and financial condition.

          We are subject to federal, provincial, state and local environmental laws, and the costs of compliance could require substantial capital expenditures. Our operations are subject to a variety of environmental laws and regulations, including those relating to emissions to the air, discharges into water, releases of hazardous and toxic substances, and remediation of contaminated sites. Under various federal, provincial, state and local laws and regulations, we may, as the owner or operator, be liable for the costs of removal or remediation of contamination at our current locations or our former locations, whether or not we knew of, or were responsible for, the presence of such contamination. In particular, as an owner and operator of motor fuelling stations, we face risks relating to petroleum product contamination, which other convenience store operators not engaged in such activities would not face. The remediation costs and other costs required to clean up or treat contaminated sites could be substantial. Contamination on and from our current or former locations may subject us to liability to third parties or governmental authorities for injuries to persons, property or natural resources and may adversely affect our ability to sell or rent our properties or to borrow money using such properties as collateral.

          In the United States, persons who dispose of or arrange for the disposal or treatment of hazardous or toxic substances away from locations used in a business may also be liable for the costs of removal or remediation of such substances at the disposal sites although such sites are not owned by such persons. Although we do not typically arrange for the treatment or disposal of large quantities of hazardous or toxic substances from any location, our current and historic operation of many locations and the disposal of contaminated soil and groundwater wastes generated during cleanups of contamination at such locations could expose us to such liability.

          We are subject to extensive environmental laws and regulations regulating underground storage tanks and vapour recovery systems. Compliance with existing and future environmental laws regulating such tanks and systems may require significant expenditures. In the United States, we pay fees to state “leaking underground storage tank” trust funds in states where they exist. These state trust funds are expected to pay or reimburse us for remediation expenses related to contamination associated with underground storage tanks subject to their jurisdiction. Such payments are always subject to a deductible paid by us, specified per incident caps and specified maximum annual payments which vary among the funds. As well, such funds may have eligibility requirements, which not all of our sites will meet. To the extent state funds, or other responsible parties do not pay or delay payments for remediation, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations. We cannot assure you that these funds or responsible third parties are or will continue to remain viable.

          The nature of our motor fuel operations and those we acquire present risks of soil and groundwater contamination. In the future, we may incur substantial expenditures for remediation of contamination that has not been discovered at existing locations or locations, which we may acquire. We believe that a significant number of our current locations may be contaminated and expect to discover that contamination through the normal operation of our business in the future. We regularly monitor our facilities for environmental contamination and take reserves on our financial statements to cover potential environmental remediation and compliance costs, as we consider appropriate. However, we cannot assure you that the liabilities for which we have taken reserves are the only environmental liabilities relating to our current and former locations, that material environmental conditions not known to us do not exist, that future laws or regulations will not impose material environmental liability on us or that our actual environmental liabilities will not exceed our reserves. In addition, failure to comply with any environmental regulations or an increase in regulations could materially and adversely affect our operating results and financial condition.

          Future tobacco legislation, campaigns to discourage smoking, increases in tobacco taxes and wholesale cost increases of tobacco products could have a material adverse impact on our sales and profit. Tobacco products represent our largest product category of merchandise and service sales. For Couche-Tard’s fiscal year ended April 25, 2004, sales of tobacco products were approximately 38% of total merchandise and service sales. Significant increases in wholesale cigarettes costs and tax increase on tobacco products, as well as future legislation and national and local campaigns to discourage smoking in the United States and Canada, may have an adverse effect on the demand for tobacco products, and therefore reduce our sales and profits.

          Competitive pressures in our markets can make it difficult to pass price increases on to our customers. These factors could materially and adversely affect our retail price of cigarettes, cigarette unit volume and sales, merchandise gross profit and overall customer traffic. Because we derive a large percentage of our sales from tobacco products, reduced sales of tobacco products or smaller margins on the sales we make could have a material adverse effect on our operating results and financial condition.

          We may face some challenges integrating Circle K and may not realize anticipated cost savings in a timely fashion or at all. The full benefits of a business combination of Couche-Tard and Circle K requires the integration of each company’s administrative, finance, sales and marketing organizations, and the implementation of appropriate operations, financial and management systems and controls in order to capture the efficiencies and the cost reductions that are anticipated to result from the Acquisition. This requires substantial attention from our management team. The diversion of management attention, as well as any other difficulties which may be encountered in the transition and integration process, could have an adverse impact on our sales and operating results. There can be no assurance that we will be able to successfully integrate Couche-Tard’s operations and the operations of Circle K. Moreover, in order to obtain the cost savings that integration may provide, we may be required to make capital expenditures. Any savings that we may achieve may not be recognized during the same period in which capital expenditures are made.

          Because we depend on the experience and industry knowledge of our management, we would be adversely affected if members of our management team left us. Our senior management team, including Mr. Alain Bouchard, our Chairman, President and Chief Executive Officer, Mr. Richard Fortin, Executive Vice-President and Chief Financial Officer, Mr. Réal Plourde, Executive Vice-President and Chief Operating Officer, Mr. Jacques D’Amours, Vice-President of Administration and the heads of our operating divisions, including our nine operational vice-presidents, who are principally responsible for our operations under our decentralized management structure, are integral parts of our management team and are key elements of our business operations. Our future success depends on our ability to retain this team. If, for any reason, our senior executives and divisional vice-presidents do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We do not enter into employment agreements or non-competition agreements with our officers. Although we believe that current management will remain active in the business and that we will continue to be able to attract and retain other talented personnel and replace key personnel should the need arise, competition in recruiting replacement personnel could be significant. If we are not successful in retaining our key personnel or replacing them, our business, financial condition or results of operations could be adversely affected. In particular, although we intend to retain a significant portion of Circle K’s operational management personnel, no assurances can be given that we will be successful in employing or retaining such persons.

          Acquisitions have been a substantial part, and are expected to continue to be a part, of our growth strategy, which could expose us to significant business risks. Acquisitions have been a significant part of our growth strategy. We expect to continue to selectively seek strategic acquisitions in the future. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, if at all. Acquisitions may expose us to additional risks, including:

•	difficulties in integrating administrative, financial reporting, operational and information systems and managing newly-acquired operations and improving their operating efficiency;

•	difficulties in maintaining uniform standards, controls, procedures and policies across all of our businesses;

•	entry into markets in which we have little or no direct prior experience;

•	difficulties in retaining key employees of the acquired operations;

•	disruptions to our ongoing business; and

•	diversion of management time and resources.

          In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities. We may also incur costs and divert management attention for potential acquisitions, which are never consummated. For acquisitions we do consummate, expected synergies may not materialize. Our failure to effectively address any of these issues could adversely affect our results of operations, financial condition and ability to service debt, including the notes.

          Although we have historically performed a due diligence investigation of the businesses or assets that we acquire, and anticipate continuing to do so for future acquisitions, there may be liabilities of the acquired business or assets that we fail or are unable to uncover during our due diligence investigation and for which we, as a successor owner, may be responsible. When feasible, we seek to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor or other reasons.

          We may experience difficulties in executing key aspects of our business strategy or in differentiating ourselves from our competitors. The future success of our business is highly dependent upon effectively implementing our business strategy and differentiating ourselves from our competitors. We may experience difficulties in executing key aspects of our business strategy. For example, we may be limited in our ability to implement our Store 2000 Concept in additional stores because of a number of factors, including limited capital expenditure resources and restrictions contained in our senior credit facility. In addition, our in-store branding strategies may be less successful than we anticipate in increasing our profit margins. We may be unable to obtain new QSR franchises, and it is possible that our existing QSR franchises would be cancelled. We may also be less successful than anticipated in achieving volume-purchasing benefits. Furthermore, we may experience difficulty in differentiating ourselves from our competitors if our competitors are able to successfully employ business strategies similar to ours or if market conditions or demographics reduce what we believe to be our competitive advantages. While each of these factors applies to our Couche-Tard stores, the risks particularly apply to our Circle K stores because of potential complications in integrating the Circle K stores into our operations and because the Circle K stores are located in markets in which we have not previously operated.

          We are subject to government regulations relating to, among other things, alcohol, tobacco and minimum wage. Our business and properties are subject to governmental laws and regulations including, but not limited to, employment laws and regulations, regulations governing the sale of alcohol and tobacco, minimum wage requirements and other laws and regulations.

          In certain areas where our stores are located, provincial, state or local laws limit the stores’ hours of operation or their sale of alcoholic beverages, tobacco products, possible inhalants and lottery tickets, in particular to minors. Failure to comply with these laws could adversely affect our sales and results of operations because these state and local regulatory agencies have the power to revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies.

          Regulations related to wages also affect our business. Any appreciable increase in the statutory minimum wage would result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could adversely affect our business, financial condition and results of operations.

          Any change in the legislation or regulations described above that is adverse to us and our properties could affect our operating and financial performance. In addition, new regulations are proposed from time to time which, if adopted, could have a material adverse effect on our operating results and financial condition.

          We are subject to short term interest rate fluctuations. Since approximatly 98% of our long-term debt is directly or indirectly (through interest rate swaps) based on variable interest rate of no longer than six months in duration, the Company can experience interest expense variances solely based on changes in short term interest rates.

          We are subject to currency exchange risk. A substantial portion of our sales is expected to be made in the United States. In our consolidated financial statements, we translate our local currency financial results into Canadian dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of the period. During times of a strengthening Canadian dollar, at a constant level of business, our reported U.S. sales and earnings will be reduced because the local currency will translate into fewer Canadian

          Substantially all of our indebtedness is denominated in U.S. dollars, while a significant portion of our revenue and cash flow is expected to be generated from our Canadian operations. To the extent that the cash flow generated from our U.S. operations is not sufficient to satisfy the ongoing payment obligations under our U.S. dollar denominated debt, we will need to convert Canadian dollars into U.S. dollars in order to make the necessary payments. Accordingly, a strengthening of the U.S. dollar against the Canadian dollar could make it more difficult for us to repay our indebtedness.

          Given the volatility of exchange rates, we may not be able to manage our currency risks effectively, which could have a material adverse effect on our financial condition or results of operations.

          Lawsuits relating to tobacco products. We sell cigarettes and other tobacco-related products at all of our convenience stores. In addition, Couche-Tard sells a brand of cigarettes that is manufactured to be sold by it on an exclusive basis, and Circle K has its own private label brand of cigarettes. We are not currently a named party in any health-related tobacco litigation. However, various health-related legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising and marketing of cigarettes have been brought against vendors of tobacco products and may be instituted against us in the future. Damages in amounts escalating into the hundreds of millions and even billions of dollars have been pleaded in suits brought against vendors of cigarettes. An unfavorable verdict against us in any health-related suit could adversely affect our financial condition and ability to pay interest and principal on the notes. Moreover, we have not established any reserves for the payment of expenses or adverse results related to any potential health-related litigation.

          Changes in regional economic conditions may influence the retail industry, consumer preferences and spending patterns. Our sales may be negatively influenced by changes in regional or local economic variables and consumer confidence. External factors that affect economic variables and consumer confidence and over which we exercise no influence include unemployment rates, levels of personal disposable income and regional or local economic conditions. Changes in economic conditions could adversely affect consumer spending patterns, travel and tourism in certain of our market areas. Some of our stores are located in coastal, resort or tourist destinations and, historically, travel and consumer behavior in such markets is more severely affected by weak economic conditions.

          We may be subject to losses that might not be covered in whole or in part by our insurance coverage. We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried in our industry for similar properties. The cost of our insurance policies has increased recently. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or not economically practical. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in that property, as well as the anticipated future sales derived from the retailing activities conducted at that property, while remaining obligated for any mortgage debt or other financial obligations related to the property. Any such loss could adversely affect our business, results of operations or financial condition.

          Acts of war and terrorism could impact our business. Acts of war and terrorism could impact general economic conditions and the supply and price of crude oil. In addition, these events may cause damage to our retail facilities and disrupt the supply of the products and services we offer in our locations. In times of uncertainty, people also tend to travel less and spend more time at home. All these factors could impact our sales, operating results and financial condition.

Other risks and Outlook

          Interest Rate Risk. We are exposed to market risk relating to changes in interest rates relating to our variable rate debt. We have a significant amount of debt, $718.4 million of which, in effect, bears interest at floating rates, including $476.2 million 7 1/2% notes that are subject to the interest rate swap. Our total annual interest expense, assuming interest rates as they were in effect on April 25, 2004, would be approximately $28.8 million. A one-percentage point increase in interest rates would increase our total annual interest expense by $7.2 million.

          Foreign Exchange Risk. Our investment in assets in the United States has been financed, for the most part, by U.S. dollar denominated debt. This strategy reduces the impact on our net U.S. assets relating to fluctuations in the value of the Canadian dollar relative to the U.S. dollar. The foreign exchange exposure as of April 25, 2004 is set out below (in thousands):

Net U.S. assets in U.S. dollars	US$	736,771
Interest bearing debt denominated in U.S. dollars	US$	534,531
Net U.S. assets less interest bearing debt denominated in U.S. dollars	US$	202,240

          There was a negative impact of approximately $3.1 million to our 2004 net earnings due to the increase in the Canadian dollar relative to the U.S. dollar.

          Seasonality. Weather conditions can have an impact on our sales as historical purchase patterns indicate that our customers increase their transactions and also purchase higher margin items when weather conditions are favorable. Consequently, our results are seasonal and typically more profitable during the summer months. Motor fuel volumes and margins are also seasonal as volumes increase during the summer driving season as well as margins. Motor fuel margins are subject to fluctuation due to supply changes and can differ from historical norms.

Outlook

          Integrating Circle K is a major priority for 2004-2005. However, we will also focus on innovation to remain leaders in terms of differentiation in the North American market. We will step up the implementation of our Store 2000 Concept, which is now in place in some 1,000 of our stores. We will thus convert about 300 stores during the year, while launching new products and services and developing our successful brands. Expanding and diversifying our QSRs is also a priority, and we plan to set up an additional 75 restaurants co-branded with our stores, bringing our network to 320 QSRs or 9% of the chain. We will continue to expand by opening 70 new stores, and acquiring small networks. We are confident we will achieve solid sales and earnings growth in 2004-2005, due partly to the fact we will benefit from the impact of Circle K for the full year.

          July 12, 2004

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ALIMENTATION COUCHE-TARD INC.

July 23, 2004	By: /s/ Brigitte Catellier

Brigitte Catellier
Corporate Secretary

EXHIBIT INDEX

Number	Document

99.1	Consent of Raymond Chabot Grant Thornton.

99.2	Certifications pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Alain Bouchard and Richard Fortin)

99.3	Certifications pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Alain Bouchard and Richard Fortin)