Form 40-F
period 2005-04-24
ALIMENTATION COUCHE TARD INC
filed 2005-07-22
CIK 1081825

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 24, 2005	Commission File Number 333-10100

ALIMENTATION COUCHE-TARD INC.
(Exact name of Registrant as specified in its charter)

Quebec	5411	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec H7G 4S7, Canada
(450)  662-6632
(Address and telephone number of Registrant's principal executive offices)

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

☒ Annual information form                        ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 56,594,692 Multiple Voting Shares and 145,438,378 Subordinate Voting Shares outstanding as at April 24, 2005. The Registrant's shares are traded on the Toronto Stock Exchange.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes	☐	No	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

DOCUMENTS FILED WITH THIS FORM 40-F

1.
Annual Information Form of the Registrant for the fiscal year ended April 24, 2005.

2.
Consolidated Audited Financial Statements of the Registrant as at and for the fiscal years ended on April 24, 2005, April 25, 2004 and April 27, 2003, including a reconciliation to United States generally accepted accounting principles.

3.
Management's Discussion and Analysis of Results and Financial Position of the Registrant.

CONTROLS AND PROCEDURES

        Within the 90 days prior to the filing date of this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chairman of the Board, President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chairman of the Board, President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer concluded that the Registrant's disclosure controls and procedures are effective in timely alerting them to material information relating to the Registrant (including its consolidated subsidiaries) required to be included in the Registrant's periodic Securities and Exchange Commission filings. No significant changes were made in the Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Change in Internal Controls Over Financial Reporting

        The Registrant maintains a system of internal controls over financial reporting. There were no changes in the Registrant's internal controls that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

        None

AUDIT MATTERS

Audit Committee

        See the disclosure under "Audit Committee Disclosure" in the Annual Information Form filed herewith.

        The Board of Directors of the Registrant has determined that it has one audit committee financial expert serving on its audit committee. Mr. Roger Desrosiers has been determined by the Board of Directors of Couche-Tard to meet the "independence" and the "audit committee financial expert" criteria prescribed by the Securities and Exchange Commission ("SEC") and applicable Canadian regulatory requirements and is independent, as that term is defined by applicable Canadian regulatory requirements. The SEC has indicated that the designation of Mr. Desrosiers as an audit committee financial expert does not make Mr. Desrosiers an "expert" for any purposes, impose any duties, obligations or liability on Mr. Desrosiers, that are greater than those imposed on members of the audit committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

Audit, Audit Related Fees, Tax Fess and All Other Fees

        See the disclosure under "Audit Committee Disclosure — Auditors Fees" in the Annual Information Form filed herewith.

Pre-Approval Policies and Procedures

        It is within the mandate of the Registrant's audit committee to approve all audit and non-audit related fees. See the disclosure under "Audit Committee Disclosure — Policy on the Approval of Non-Audit Services" in the Annual Information Form filed herewith.

CODE OF ETHICS

        The Registrant has adopted a Code of Ethics for its Chief Executive Officer, Chief Financial Officer and directors and officers. See the disclosure under "Audit Committee Disclosure — Code of Ethics for CEO, CFO and Senior Financial Officers" in the Annual Information Form filed herewith. A copy of the Code of Ethics will be provided in print free of charge to any shareholder who requests it by contacting the Registrant by telephone or mail. There were no amendments or waivers to the Code of Ethics in fiscal 2005.

OFF-BALANCE SHEET ARRANGEMENTS

        See the disclosure under "Off-Balance Sheet Arrangements" in the Management's Discussion and Analysis of Results and Financial Position filed herewith.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        See the disclosure under "Contractual Obligations and Commercial Commitments" in the Management's Discussion and Analysis of Results and Financial Position filed herewith.

ALIMENTATION COUCHE-TARD INC.

ANNUAL INFORMATION FORM

Fiscal year ended April 24, 2005

July 12, 2005

        As used in this annual information form, unless the context indicates otherwise: (i) "we", "our" and "us", the "Company" or "Couche-Tard" refer collectively to Alimentation Couche-Tard Inc. and, unless the context otherwise requires or indicates, its subsidiaries and (ii) "$" or "dollars" refer to Canadian dollars and "US$" or "US dollars" refer to United States dollars.

FORWARD-LOOKING STATEMENTS

        We make "forward-looking statements" throughout this annual information form. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe", "expect", or "anticipate" will occur, what we "intend", "plan" or "seek" to do or accomplish and other similar statements), you must remember that our expectations may not be correct or that we may not take such actions or accomplish such goals. We do not guarantee that the transactions and events described in this annual information form will happen as described (or that they will happen at all). You should read this annual information form completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even though our situation changes in the future.

        Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, including:

  •
  difficulties in implementing our business strategy and technology;

  •
  difficulties that may be encountered in the integration of the operations of acquired companies as well as the effects of such acquisitions;

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

        Reference is made to "Risk Factors" herein below.

THE COMPANY

Name and Incorporation

        The Company was incorporated under Part IA of the Companies Act (Québec) by certificate of amalgamation dated May 1, 1988. On December 15, 1994, The Company changed its corporate name from "Actidev Inc." to "Alimentation Couche-Tard Inc." The Company's share capital was also changed at that time so that it consists of an unlimited number of first preferred shares, an unlimited number of second preferred shares, an unlimited number of multiple voting shares and an unlimited number of subordinate voting shares. By certificate of amendment dated September 8, 1995, the Company re-designated the multiple voting shares as Class A multiple voting shares (the "Multiple Voting Shares") and the subordinate voting shares as Class B subordinate voting shares (the "Subordinate Voting Shares"). The Company's shares trade on the Toronto Stock Exchange and, as of April 24, 2005, the Company had a total market capitalization of approximately $ 3.5 billion.

        The head office of the Company is located at 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

Intercorporate Relationships

        The following chart illustrates the corporate organization of the Company and its principal subsidiaries, all of which are 100% owned.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

        We are the leader in the Canadian convenience store industry. We are the fourth largest convenience store operator in North America and the second largest independent (not integrated with a petroleum company) convenience store operator in North America. As at April 24, 2005, our network consisted of 4,845 convenience stores, 3,103 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five in the United States, which cover 23 American states.

        We sell food and beverage items, motor fuel and other products and services targeted to meet our customers' demand for convenience and quality in a clean and welcoming environment. We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin foodservice category, and continued investment in store modernization and technology.

        The convenience store industry is fragmented, with the top 10 operators representing only approximately 25% of the estimated total of 138,200 stores in the United States. Industry consolidation by highly leveraged operators in the 1990's, combined with competition and fluctuations in motor fuel margins, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for well-capitalized, established industry participants to grow through mergers and acquisitions.

History

        Alain Bouchard, the Chairman, President and Chief Executive Officer of Alimentation Couche-Tard Inc., started the chain with one store in 1980. In 1986, with a network of 34 stores, a predecessor of Couche-Tard completed an initial public offering and listed its shares on the Montreal Exchange. In 1994, the predecessor company was privatized by its majority shareholder, Actidev Inc., a publicly held company. Later that year, Actidev Inc. changed its corporate name to "Alimentation Couche-Tard Inc."

        After establishing a leading position in Quebec, Couche-Tard expanded through internal growth and acquisitions in Ontario and Western Canada in 1997. In May 1997, Couche-Tard acquired 245 Provi-Soir stores in Quebec and 50 Wink's stores in Ontario and Western Canada from Provigo Inc. In April 1999, Couche-Tard acquired 980 stores in Ontario and Western Canada operating under the Mac's, Mike's Mart and Becker's banners through the acquisition of Silcorp Limited, a publicly-held company. Beginning in 2001, Couche-Tard began making acquisitions in the United States namely in June 2001, whereby it acquired 172 stores under the Bigfoot banner located in Indiana, Illinois and Kentuky. In August 2002, Couche-Tard acquired 287 stores under the Dairy Mart banner located in these states and other located in Pennsylvania and Michigan. Recently, in December 2003, Couche-Tard acquired from Circle K 1,663 stores located in 16 states in addition to the 616 franchised stores and under licence.

Highlights of Last Three fiscal Years

Fiscal 2005:

        During the second quarter of the fiscal year, the Company entered into an agreement with Allied Domecq Quick Services Restaurants for the development of 65 Dunkin' Donuts in Ohio within the next six years.

        In November 2004, the Company purchased 22 sites in the Phoenix Metro area from Shell Oil Products US for an aggregate amount of US$ 33 million. Most of these sites sell gasoline.

        On March 18, 2005, the Multiple Voting Shares and the Subordinate Voting Shares of the Company were split on a two-for-one basis.

        In March 2005, the Company acquired 19 stores in the Augusta region of Georgia. These sites sell gasoline.

        Finally in April 2005, the Company acquired 10 stores in the Midwest region of the United States, all of which sell gasoline.

Fiscal 2004:

        In August 2003, the Company and Allied Domecq Quick Service Restaurants entered into an agreement whereby the Company acquired the master franchisee rights for the Dunkin' Donuts banner in Québec. Thus, the 94 Dunkin' Donuts stores already established in Québec became franchisees of the Company which is now responsible for the implementation of all aspects of the Dunkin' Donuts system in Québec.

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

        On December 17, 2003, Couche-Tard acquired The Circle K Corporation ("Circle K") from ConocoPhillips for a net cash purchase price of US$803.9 million, subject to post-closing adjustments. The Acquisition was financed through the proceeds from the issuance of US$350 million 7 1/2% Senior Subordinated Notes due 2013, borrowings under our senior credit facility of an aggregate amount of US$510 million and net proceeds of $220.5 million from the issuance of Class B subordinate voting shares. (See "Material Contracts.")

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

        As at April 25, 2004 the Company had achieved excellent progress in the Circle K integration plan with some US$10 million in synergies achieved within the first 130 days, by implementing Couche-Tard's decentralized business model at Circle K and renegotiating several merchandise supply agreements.

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

        In August 2002, the Company acquired the assets of Dairy Mart Convenience Stores, Inc. (Hudson, Ohio) ("Dairy Mart"), a leading regional convenience retailing chain with stores located in Ohio, Kentucky, Pennsylvania, Michigan and Indiana. Through Mac's Convenience Stores Inc. ("Mac's US"), Couche-Tard became the owner of 287 Dairy Mart stores, for a total cost of US$79.5 million. This transaction included a one-year management contract (the "Management Contract") for the network's remaining 153 stores, some of which could be acquired by Mac's US during the next few months, while others could be closed or sold on behalf of Dairy Mart.

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

BUSINESS

Business Strengths

        Leading Market Position.    We have a network of more than 4,845 convenience stores which makes us the second largest independent operator and the fourth largest overall operator of convenience stores in North America, including independent chains and chains operated by integrated oil companies. We believe our well-recognized banners, including Couche-Tard, Circle K and Mac's, have an established reputation for convenience and excellence in product selection and value that helps to differentiate our stores from those of our competitors. We believe that the geographic diversity of our network throughout the United States and Canada reduces our exposure to adverse local and/or regional market conditions, including fluctuations in motor fuel prices. With more than $10 billion in revenues in fiscal 2005 and over 20 years of convenience store operations, we believe our size and experience have enabled us to develop operating efficiencies that provide us with a competitive advantage, particularly with respect to merchandising and purchasing.

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

        We have made substantial investments in our Couche-Tard stores through our Store 2000 Concept. Couche-Tard has implemented the Store 2000 Concept in over 1,300 of its company-operated stores, which represent approximately 36% of such stores. Currently, all of Couche-Tard's company-operated stores (excluding some Circle K) use scanning technology, which is significantly higher than the industry average of approximately 85% of convenience stores. We intend to complete the installation of such technology at all Circle K company-operated stores over the next fiscal year.

        Differentiated Business Model.    We believe that our business model has positively differentiated Couche-Tard from its competitors. The principal elements of this business model are as follows:

  Decentralized Management Structure.    We believe that our culture is entrepreneurial and that Couche-Tard's management structure is one of our most important business strengths. Couche-Tard manages its operations and workforce in a decentralized manner in order to expedite decision making, to address local demand for specific products and services, and to minimize corporate overhead costs. Each store is operated as a distinct business unit and store managers are responsible for meeting financial and operational targets. We support our store managers with a strong, experienced management team and capital resources, which we believe provide our managers with a significant competitive advantage compared to smaller operators. In addition, we implement a rigorous performance measurement or "benchmarking" process to ensure that best practices are deployed across our network and to allow us to provide timely and effective feedback to our managers at all levels.

  Commitment to Operational Expertise.    We have developed substantial operational expertise that enables us to efficiently match our product assortment with our customers' preferences. We employ this expertise throughout our product delivery chain, from the selection of store locations to the development of store designs, the supply and distribution of products, the merchandising and marketing, and ultimately to the sale of products to our customers. This delivery chain is supported by our experienced and well-trained store and management personnel who are focused on optimizing store performance and maximizing our customers' satisfaction. In addition, each stage of our operations is supported by the use of technology that enables us to perform an in-depth analysis of our inventory purchases and sales. We use this information to continue to refine our purchasing operations and to work with our suppliers to tailor our merchandising and customize our shelf space to increase sales volume. As a result, we believe we are able to secure more favourable purchasing terms from our suppliers.

  Focus on In-store Merchandise.    We have been able to focus on growing and developing our in-store merchandise sales, which generate higher margins than motor fuel sales because, unlike many of our competitors, we are not owned by a major oil company. In particular, Couche-Tard has focused on growing its higher margin foodservice business, including its Quick Service Restaurants ("QSRs"), to further improve profit margins and differentiate its stores from those of its competitors.

        Experienced and Incentivized Management Team with a Proven Track Record.    Our senior executive management team has worked together for more than 20 years and has developed extensive expertise in operating convenience stores. As of April 25, 2004, our senior executive management team collectively owned approximately 20% of Alimentation Couche-Tard Inc.'s stock and controlled approximately 54% of the voting rights of all outstanding shares. Furthermore, our eleven operational vice-presidents have an average of approximately 17 years of industry experience. Many of our management personnel at all levels have progressed into management positions after working with us for many years at different levels of the organization, while others have joined us in connection with acquisitions and have brought us additional expertise. Since 1997, Couche-Tard has completed many acquisitions, and management's ability to integrate stores into our existing network has been an important factor in our success. In addition, our management has transitioned Couche-Tard from a local Quebec company to a leading convenience store operator in Canada and the United States.

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

  In-Store Branding.    We use in-store branding strategies, including proprietary and national brands, to differentiate our fresh food offerings from other convenience stores, build customer loyalty and promote return shopping. At the core of this offering is a quality assortment of freshly brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items that are marketed under our proprietary brands. Our La Maisonnee and Handful branded fresh sandwiches and breakfast selections, and Sunshine Joe Coffee Co., Sloche, Froster, Thirst Buster and The Frozen Zone brands of beverages are examples of successful proprietary branded items that we have added to our growing selection of fresh products. In addition, we continue to build on existing partnerships with recognized coffee franchises and national brand names such as Van Houtte, Millstone and Seattle's Best.

  Store 2000 Concept.    We plan to continue to use Couche-Tard's successful Store 2000 Concept to grow same-store sales and drive purchases of higher margin products and services. We believe that the implementation of our Store 2000 Concept has favourably impacted the revenues and profit margins of reconfigured stores.

During the fiscal year, we introduced our Store 2000 Concept to the Circle K stores and intent to continue such introduction over the next few years.

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

        We have made significant investments in technology because we believe that the information generated from such systems is critical to the operation of our business. By analyzing the data generated by our point-of-sale ("POS") systems, we are better able to adjust our product and service mix to meet local demands, eliminate slow-moving inventory items, and optimize our purchasing activities.

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

        Selectively Expand Our Store Network.    We plan to continue to expand our store network through new store development and selective acquisitions. In particular, we intend to focus our resources on identifying "fill-in" opportunities comprised of individual stores or small chains within our existing markets that will complement our current operations. These "fill-in" acquisitions allow us to focus our management efforts on the regions in which we operate and to realize regional economies of scale. When we make an acquisition, we apply our business model to the acquired stores and typically integrate such stores into our operational and information systems.

Industry

        The convenience store industry is undergoing significant structural changes, including increased competition from new market entrants such as drug stores, warehouse clubs, large supermarkets and other mass retailers (commonly known as hypermarkets) which have added convenience store staple products such as bread, milk and packaged beverages to their product mix. In addition, an increasing number of hypermarkets are selling motor fuel at low prices in an attempt to establish themselves as a one-stop shopping location and to increase customer trip frequency and traffic at their stores. See "Competition".

        In response to heightened competition in the industry, convenience stores are extending their range of traditional products and services to include calling cards, financial services, photo developing, QSRs and other products and services. In addition to being conveniently located and open for extended hours, convenience stores now cater to customers with busy schedules who expect to find a wide assortment of items in stock and to have many available payment options. Convenience stores are also catering to time-pressed consumers looking for "grab-and-go" items by offering fresh food and baked goods prepared on-site. As a result, those convenience store operators with superior merchandising, distribution expertise and capital can overcome the challenges resulting from rising operating costs and increased customer demands.

Store Network

        Couche-Tard is the largest Canadian convenience store operator with a network of 1,990 convenience stores in Canada and has a significant presence in the United States with an additional 2,855 stores. Of the 4,845 Couche-Tard stores, 3,581 are company-operated and 1,264 are operated under our affiliate program. Motor fuel is sold at 62% of Couche-Tard's company-operated stores. Couche-Tard's Canadian stores are located in Quebec, Ontario, Alberta, British Columbia, Manitoba, Saskatchewan and the Northwest Territories, and its U.S. stores are located in 23 U.S. states, including Ohio, Indiana, Kentucky, Illinois, Michigan, Pennsylvania, Iowa, Arizona, Florida, California, Louisiana and Texas. The Couche-Tard stores are primarily operated under the Couche-Tard and Mac's banners in Canada and the Mac's, Circle K and Dairy Mart banners in the United States.

        Couche-Tard's stores, which are located in a variety of high-traffic areas, include freestanding stores and stores located in strip shopping centres. Couche-Tard's stores in Canada and in the U.S. Midwest are designed to appeal to customers in their local markets, rather than conforming to a single standard format. The Circle K stores' simple and consistent design makes them easily recognizable. The majority of the stores are open seven days a week, 24 hours a day, with peak customer traffic in the early morning and late afternoon. The size of the typical Couche-Tard store is between 2,000 and 2,500 square feet, while newly-developed stores are typically approximately 3,000 square feet, to accommodate in-store seating and, in certain cases, QSRs.

        The following table sets out the number of Couche-Tard's stores in operation by geographic location and type of store as of April 24, 2005.

Region	Provinces/States	Total Number of Stores	Total Company-Operated Stores	Total Affiliates	Percentage of Total Stores
Eastern Canada	Quebec	868	576	292	17.92%
Central Canada	Ontario	799	607	192	16.50%
Western Canada	British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Territories	323	293	30	6.66%
U.S. Midwest	Ohio, Indiana, Kentucky, Illinois, Michigan, Pennsylvania, Iowa	661	491	170	13.64%
U.S. West Coast	New Mexico, Western Texas, Washington, Oregon, California, Hawaii	543	270	273	11.21%
U.S. Arizona Region	Nevada, Arizona	546	546	0	11.26%
U.S. Southeast	Tennessee, Northern Mississippi, Georgia, North Carolina, South Carolina	272	272	0	5.61%
U.S. Florida and Gulf Coast	Florida, Alabama, Arkansas, Louisiana, Southern Mississippi, Eastern Texas	833	526	307	17.20%
Total		4,845	3 581	1 264	100%

        Couche-Tard conducts its convenience store business through two main types of arrangements, as set out below.

        Company-Operated Stores.    Couche-Tard has 3,581 company-operated stores in its network, 2,681 of which are employee-operated and 900 of which are dealer-operated. All of the stores in Quebec and the United States are employee-operated. For employee-operated stores, Couche-Tard is responsible for store operations, owns the equipment, systems and inventory and employs salaried and part-time staff. For dealer-operated stores, Couche-Tard owns the equipment, inventory and systems and the independent store operator employs the staff, agrees to operate according to Couche-Tard's standards and is paid a commission based primarily on store revenues to manage the store. The dealer-operator is also fully responsible for losses related to any inventory shrinkage.

        Affiliated Store Program.    Couche-Tard's affiliated store program includes franchise arrangements, license arrangements and arrangements under which the Midwest sells motor fuel to certain independent store operators (motor fuel dealers).

  a)
  Franchised Stores. Couche-Tard has 465 franchised stores in Canada and the United States. Franchised stores are operated by independent store operators who have entered into a franchise agreement, which typically provides for an upfront franchise fee and/or royalties based primarily on sales to be paid to Couche-Tard. These stores operate under Couche-Tard's banners. The franchisee is responsible for managing the store, hiring and managing the staff and maintaining inventory through supply agreements with authorized suppliers. In most cases, Couche-Tard either leases or subleases the real estate to the franchisee and, in many locations, Couche-Tard owns the in-store equipment and motor fuel equipment.

  b)
  Licensed Stores. Couche-Tard has 694 stores operated under license agreements in Canada and the United States that are owned and operated by independent store operators. The licensee typically owns or leases the real property from third parties and owns all other assets related to the business. The licensee enters into a license agreement with Couche-Tard to use one of Couche-Tard's proprietary banners and agrees to buy merchandise from certain suppliers in order to benefit from certain vendor rebates based on Couche-Tard's purchasing volume. Couche-Tard's revenues from licensed stores includes license fees and a portion of the vendor rebates related to the licensee's purchases that are paid to Couche-Tard.

  c)
  Motor Fuel Dealers. Couche-Tard's Midwest Division has agreements to sell motor fuel directly to 105 independent operators at cost plus a mark-up.

        Internationally, Couche-Tard through Circle K has license agreements for the operation and development of stores in Japan, Hong Kong, China, Indonesia, Mexico and Taiwan. The terms of these agreements vary, as do the royalty rates which are generally below 1% of merchandise sales.

Merchandise Operations

        Couche-Tard offers its customers more than 2,500 product stock keeping units ("SKUs") that include traditional convenience store items such as packaged and frozen beverages, candy and snacks, coffee, dairy items, beer/wine and tobacco products, as well as products not traditionally offered by convenience stores such as fresh food and foodservice items. In addition, services such as automatic teller machines and lottery ticket sales are featured in many stores. Couche-Tard is continually looking for new product ideas, such as cell phones, prepaid phone cards and home office supplies, to offer to its customers to meet their convenience needs. Couche-Tard evaluates store product assortment on an ongoing basis to ensure that low turnover products are replaced by top selling items in order to maximize selling space and ensure that high demand items are available to the consumer.

        Couche-Tard employs category management as a merchandising tool and assigns internal "category managers" for its top selling products in each region. These category managers are experts on the products within their responsibilities, and they use their in-depth knowledge of the product's sales trends, regional preferences, popularity and producers in deciding which items to stock in a particular geographical region.

        Based on merchandise purchase and sales information, Couche-Tard estimates category revenues as a percentage of total in-store merchandise sales for the last fiscal year as follows:

Category	Percentage of Total
Tobacco Products	37.4
Grocery	23.8
Beer/Wine/Liquor	16.2
Candy/Snacks	8.4
Food Service	10.5
Dairy Products	3.7
Total In-Store Merchandise Sales	100.0%

        In order to grow its merchandise sales and increase profits, Couche-Tard focuses primarily on developing its banners and brands, growing and refining its Store 2000 Concept and expanding its QSR business.

        Branding.    Couche-Tard operates its stores under mainly the banners Couche-Tard, Mac's, Circle K, 7-jours, Dairy Mart, Daisy Mart and Winks. Couche-Tard's brand strategy employs both proprietary and national brands for brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items. La Maisonnee and Handful branded fresh sandwiches and breakfast selections, as well as Sloche, Froster, Joker and Sunshine Joe Coffee Co. are examples of successful proprietary branded items that Couche-Tard has added to its growing selection of fresh products. Couche-Tard also continues to build on existing partnerships with recognized coffee franchises and brand names such as Van Houtte and Seattle's Best Coffee names.

        Store 2000 Concept.    In 1998, Couche-Tard launched its Store 2000 Concept. The program has been implemented in over 1,300, or approximately 36%, of its company-operated stores. Under the Store 2000 Concept, the selection of products and services is designed to create an in-store perception of freshness to appeal to consumers and promote increased sales of higher-margin products. Each selected location is adapted to the needs of the socio-economic and cultural character of the community with the assistance of a multi-disciplinary team comprising marketing, merchandising, real estate service, interior design and operations specialists. A full-scale Store 2000 Concept implementation typically includes an expanded foodservice operation, and may include a QSR. Couche-Tard uses a scaled-down version of the concept in markets that cannot support a full-scale conversion. The cost of a full-scale Store 2000 Concept implementation is typically between $150,000 and $200,000, while a partial or scaled-down conversion may cost between $40,000 and $60,000. Management believes that there is an opportunity to increase gross margins through the expansion of this concept, particularly in certain of the Circle K stores.

        Quick Service Restaurants.    In order to differentiate its company-operated stores and to increase customer traffic and profit margins, Couche-Tard is focusing on the expansion of its foodservice program and has entered into franchise agreements with quick service restaurants including Subway, Dunkin' Donuts, M & M Meat Shops, Noble Roman, A&W, Quiznos, Blimpie and other local brands. These foodservice programs are a very important part of the Store 2000 Concept. Couche-Tard runs the branded foodservice operation as a franchisee and pays royalties, rather than renting out space to foodservice operators for a fixed dollar fee. While this approach prevents Couche-Tard from partnering with certain companies, it allows Couche-Tard to benefit from increased popularity of these products and Couche-Tard believes that this approach enables it to generate higher margin and returns, as well as to ensure quality of service.

Fuel Operations

        Prior to Couche-Tard's entry into the U.S. market, approximately 70% of total revenues were generated from merchandise and service revenues and 30% from motor fuel sales. The mix has been altered since the acquisition of Bigfoot, Dairy Mart and Circle K, as these companies had a greater reliance on motor fuel sales than Couche-Tard. In fiscal 2005, Couche-Tard's motor fuel sales in Canada represented about 35% of its Canadian revenues compared to approximately 58% of revenues for its U.S. stores.

        Generally, Couche-Tard's company-operated stores sell both branded and unbranded motor fuel by purchasing the motor fuel and reselling it at a profit. In addition, Couche-Tard earns a commission for supplying unbranded motor fuel on a consignment basis to company-operated stores in respect of which it does not own the pumps or storage tanks. Couche-Tard also acts as agent in the sale of motor fuel to some of its franchise stores and receives a commission. At select locations in the United States only, Couche-Tard sells motor fuel to independent store operators for cost plus a mark-up. Except for sales made on a commission basis for which only the commission is recorded as motor fuel revenues, Couche-Tard includes the full value of such sales in its motor fuel revenues.

        The wholesale price in Couche-Tard's supply agreements with major oil companies is typically set by the oil company supplying the motor fuel. Generally, Couche-Tard obtains the fuel at a price referred to as the "rack to retail price" and sets the retail price.

        Couche-Tard sells motor fuel either under its own brands, including Couche-Tard and Mac's in Canada and Bigfoot and Circle K in the United States, or under the name of major oil companies such as Esso, Petro-Canada, Shell, Irving, Ultramar, BP Amoco, 76 and Phillips 66, among others.

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

        In Central Canada, Couche-Tard uses Karrys Bros., Limited as a regional warehouse supplier to distribute the majority of its in-store merchandise on an exclusive basis to its company-operated stores and on a non-exclusive basis to affiliates. Couche-Tard also purchases products such as carbonated beverages and potato chips, which are not covered under the arrangement with Karrys, directly from manufacturers and producers. Similarly, Couche-Tard uses Core-Mark International Inc. as its exclusive supplier for the majority of its in-store merchandise to its Western Canada stores. Couche-Tard has an exclusive supply agreement with Eby-Brown Company to supply the majority of its in-store merchandise for all of its company-operated stores in the U.S. Midwest. To the extent required, the remainder of the products are purchased on a non-exclusive basis from regional manufacturers.

        In Eastern Canada, Couche-Tard operates its own distribution centre in Laval, Quebec through which most deliveries to Couche-Tard's Quebec stores are channelled, with the remainder of supplies being delivered directly to the stores by the manufacturers. The distribution centre was established to allow Couche-Tard to provide integrated, high-quality services to the 668 Couche-Tard stores dispersed throughout the province. The distribution centre has enabled Couche-Tard to increase the frequency of its delivery of dairy products and fresh and frozen foods from once to at least twice a week.

        Circle K has a distribution centre in Arizona which is managed by Core-Mark International Inc. pursuant to a contract for a fee. The distribution centre services approximately 544 Circle K stores. The distribution centre allows Circle K to utilize its buying power for warehouse-delivered items plus certain dairy, bakery, sandwich, ice cream and snack items through vendor consolidation with the Arizona distribution centre.

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

        Motor Fuel Supply Arrangements.    Couche-Tard purchases the motor fuel it sells under its brand name directly from oil refineries. It also purchases branded motor fuel from a number of major oil companies and sells such motor fuel under the oil company's name. Typically, the motor fuel sold in Canada under Couche-Tard's brand is supplied in accordance with motor fuel supply contracts. Generally, both of these types of contracts are entered into with major oil companies and are based on a scaling or commission per litre (or gallon) sold, both of which are directly correlated to the quantity of fuel sold.

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

Properties

        Of the 3,581 company-operated stores, 2,780 are leased and 801 are owned by Couche-Tard, while the remaining 1,264 stores are either leased or owned by affiliates and franchisees. Most of the owned properties are located in Quebec. Couche-Tard believes that none of the leases is individually material to it. Most of the leases are net leases requiring Couche-Tard to pay taxes, insurance and maintenance costs. Although the leases expire at various times, the leases for approximately 45% of these properties have terms, including renewal options, extending beyond the end of fiscal 2008. Of the leases that expire prior to the end of fiscal 2008, management anticipates that it will be able to negotiate acceptable extensions of the leases for those locations that it intends to continue operating. A number of our properties have been and will be subject to sale-leaseback transactions.

        Couche-Tard leases its corporate headquarters in Laval, Quebec. Management believes that Couche-Tard's headquarters are adequate for its present and foreseeable needs. In addition, Couche-Tard has seven regional offices located in Scarborough, Ontario, Calgary, Alberta, Columbus, Indiana, Charlotte, South Carolina, Tampa, Florida, Corona, California and Tempe, Arizona, all of which are leased. The distribution centre in Laval, Quebec is also leased.

Information Systems

        Couche-Tard uses the information obtained from its point of sales ("POS") systems to manage its product mix at the store level. The periodic reports generated from the data collected using POS scanners allows the store operators to identify slow-moving inventory, track customer preferences, optimize product assortment and effectively adapt the store to the needs of community. Couche-Tard uses POS technology, including scanning, in all of its company-operated stores except for Circle K stores where approximately 50% are equipped with POS technology, including scanning. Couche-Tard is also currently implementing new POS systems including the selective installation of touch screens in its Mac's stores and pay-at-the-pump systems for motor fuel distribution at certain company-owned stores in all of its regions. This technology maximizes convenience for customers while allowing Couche-Tard to collect information on consumer habits to better implement its merchandising strategy. In fiscal 2003, Couche-Tard established a data warehouse for all of its Canadian divisions and is developing a wide area network, or WAN, which will allow it to implement a perpetual inventory and in-store assisted ordering system. The system, which is in use primarily in Quebec, is designed to optimize the store supply process.

Employees and Training

        As of April 24, 2005, Couche-Tard had approximately 36,000 employees throughout its company-operated stores, administrative offices, distribution centre and affiliated stores.

        Couche-Tard is organized in eight operating units based on geography: Eastern Canada (Quebec), Central Canada (Ontario), Western Canada, the U.S. Midwest, the West Coast Region, the Arizona Region, the Southeast Region and the Florida and Gulf Coast Region, each managed by a Vice-President of Operations. Each Vice-President is typically responsible for up to 800 stores. Each store is operated as a separate business unit and store managers within each region are required to meet specific performance objectives. Store manager's report to market managers who are typically responsible for eight to ten stores. Market manager's report to regional directors who typically oversee 60 to 70 stores. Finally, regional directors are accountable to the regional vice-presidents. Couche-Tard's decentralized structure allows most store-specific decisions to be made locally, rather than centrally, which expedites the decision-making process.

        Couche-Tard typically spends between 2% and 4% of total annual compensation in the network on the training of its employees.

Trade Names, Service Marks and Trademarks

        Couche-Tard has registered or applied for registration of a variety of trade names, service marks and trademarks for use in its business, which Couche-Tard regards as having significant value and as being important factors in the marketing of the Company and its convenience stores. Couche-Tard operates its corporate stores under mainly the banners Couche-Tard, Mac's, Circle K, 7-jours, Dairy Mart, Daisy Mart and Winks. Couche-Tard sells its proprietary branded food items such as La Maisonnee and Handful fresh sandwiches and breakfast selections, as well as Sloche and Froster brands of iced beverages. Circle K store brands include Circle K, Circle K Express, The Frozen Zone, Thirst Buster and Freshest Coffee Going!. Service brands include: QuickFlick and Circlek.com. Tag lines include "What else do you need". Couche-Tard also sells motor fuel under its private labels, including Couche-Tard, Mac's, Circle K, Bigfoot and Dairy Mart. Couche-Tard is not dependent upon any single trademark or trade name, however, it considers its banners and brands to be important assets. Accordingly, Couche-Tard's policy is to register or otherwise protect these intangible assets in all jurisdictions in which Couche-Tard operates. Couche-Tard has exclusive rights to use its trademarks, except in certain counties in Texas and Oklahoma where Circle K has granted SSP Partners, one of its franchisees, the exclusive right to use the Circle K brand.

COMPETITION

        Our stores compete with a number of national, regional, local and independent retailers, including hypermarkets, grocery and supermarket chains, grocery wholesalers and buying clubs, other convenience store chains, oil company motor fuel/mini-convenience stores, food stores and fast food chains as well as variety, drug and candy stores. In terms of motor fuel sales, our stores compete with other food stores, service stations and, increasingly, supermarket chains and discount retailers. Each store's ability to compete depends on its location, accessibility and customer service. The rapid growth in the numbers of convenience-type stores opened by oil companies and the entry of a large number of hypermarkets into the industry over the past several years has intensified competition. An increasing number of hypermarkets and other retail format such as supermarkets and drugstores have been expanding their product mix to include core convenience items and fill-in grocery. This channel blending is eroding the convenience stores' traditional base of business, as exemplified by major drug store chains extending business hours to 24 hours a day, seven days a week and selling a product assortment similar to that of convenience stores.

ENVIRONMENTAL MATTERS

        The Company is subject to various federal, state, provincial and local environmental laws and regulations, including, in the United States, the Resource Conservation and Recovery Act of 1976, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986 and the Clean Air Act, in each case as amended. The enforcement of these laws by regulatory agencies such as the U.S. Environmental Protection Agency (the "EPA") and its state and provincial equivalents will continue to affect our operations by imposing increased operating and maintenance costs and capital expenditures required for compliance. In addition, certain procedures required by these laws can result in increased lead time and costs for new facilities. Violation of environmental statutes, regulations or orders could result in civil or criminal enforcement actions. The Company makes financial expenditures in order to comply with regulations governing underground storage tanks adopted by federal, provincial, state and local regulatory agencies.

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

        Our Canadian operations are also subject to environmental regulation imposed by provincial, federal and municipal governments. This primarily relates to the motor fuel operations conducted at approximately 513 locations throughout Canada, including the remediation of such products which have spilled or leaked on or migrated from such locations and other locations used in our earlier operations and those of our predecessors. We believe that we are in material compliance with environmental laws in Canada, including such regulation, and do not anticipate that any increase in the future costs of maintaining compliance in Canada or of remediation of spills or leaks, including any capital expenditure required, will be material to us. The Company is currently dealing with a small number of claims by third parties or governmental agencies for remediation or damages caused by contamination alleged to be on or migrating from our current or historic operations. We do not anticipate any material expense from such claims. However, changes in applicable requirements and their enforcement or newly discovered conditions could cause us to incur material costs that could adversely affect our business and results of operations.

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

        Sale of Alcoholic Beverages and Tobacco Products.    In certain areas where our stores are located, provincial, state or local laws limit the sale of and/or the hours of operation for the sale of alcoholic beverages and the sale of alcoholic beverages and tobacco products to persons younger than a specified age. State and local regulatory agencies have the authority to approve, revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of alcoholic beverages, as well as issue fines to stores for the improper sale of alcoholic beverages or tobacco products. These agencies may also impose various restrictions and sanctions. In many states, retailers of alcoholic beverages have been held responsible for damages caused by intoxicated individuals who purchased alcoholic beverages from them. Retailers of alcoholic beverages may also be fined or have a store's permit revoked for selling alcohol to a minor. While the potential exposure for damage claims, as a seller of alcoholic beverages is substantial, we have adopted procedures intended to minimize such exposure. In addition, we maintain general liability insurance which may mitigate the effect of any liability.

        Store Operations.    The Company stores are subject to regulation by federal agencies and to licensing and regulations by provincial, state and local health, sanitation, safety, fire and other departments relating to the development and operation of convenience stores, including regulations relating to zoning and building requirements and the preparation and sale of food. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new store in a particular area.

        Our operations are also subject to federal, provincial and state laws governing such matters as wage rates, overtime, working conditions and citizenship requirements. At the federal level, there are proposals under consideration from time to time to increase minimum wage rates and to introduce a system of mandated health insurance, which could affect our results of operations.

RISK FACTORS

        The "Business Risks" and "Other Risks" sections of our "Management's Discussion and Analysis of Operating Results and Financial Position" on pages 51 to 56 of the Company's 2005 Annual Report, is incorporated herein by reference, as supplemented from time to time in the "Business Risks" sections of our quarterly reports to shareholders.

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

CAPITAL STRUCTURE

        The voting shares of the Company are its Class A Multiple Voting Shares (the "Multiple Voting Shares") and its Class B Subordinate Voting Shares (the "Subordinate Voting Shares"). As at June 30, 2005, 56,594,692 Multiple Voting Shares and 145,438,378 Subordinate Voting Shares of the Company were issued and outstanding. Each Multiple Voting Share carries 10 votes and each Subordinate Voting Share carries one vote with respect to all matters coming before the Meeting.

Conversion Rights

        Each Multiple Voting Share is convertible at any time at the holder's option into one fully paid and non-assessable Subordinate Voting Share. Upon the earliest to occur of: (i) the day upon which all of the Majority Holders (defined in the Articles of the Company as being Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours) will have reached the age of 65, or (ii) the day when the Majority Holders hold, directly or indirectly, collectively less than 50% of the voting rights attaching to all outstanding voting shares of the Company, each Subordinate Voting Share shall be automatically converted into one fully paid and non-assessable Multiple Voting Share.

Take-Over Bid Protection

        In the event that an offer as defined in the Articles of the Company (an "Offer") is made to holders of Multiple Voting Shares, each Subordinate Voting Share shall become convertible at the holder's option into one Multiple Voting Share, for the sole purpose of allowing the holder to accept the Offer. The term "Offer" is defined in the Articles of the Company as an offer in respect of the Multiple Voting Shares which, if addressed to holders resident in Québec, would constitute a take-over bid, a securities exchange bid or an issuer bid under the Securities Act (Québec) (as presently in force or as it may be subsequently amended or readopted), except that an Offer shall not include: (a) an offer which is made at the same time for the same price and on the same terms to all holders of Subordinate Voting Shares; and (b) an offer which, by reason of an exemption or exemptions obtained under the Securities Act (Québec), does not have to be made to all holders of Multiple Voting Shares; provided that, if the offer is made by a person other than a Majority Holder or by a Majority Holder to a person other than a Majority Holder, in reliance on the block purchase exemption set forth in section 123 of the Securities Act (Québec), the offer price does not exceed 115% of the lower of the average market price of the Multiple Voting Shares and the average market price of the Subordinate Voting Shares as established with the formula provided by the Regulation Respecting Securities (Québec). The conversion right attached to the Subordinate Voting Shares is subject to the condition that if, on the expiry date of an Offer, any of the Subordinate Voting Shares converted into Multiple Voting Shares are not taken up and paid for, such Subordinate Voting Shares shall be deemed never to have been so converted and to have always remained Subordinate Voting Shares. The Articles of the Company contain provisions concerning the conversion procedure to be followed in the event of an Offer.

RATINGS

        On November 18, 2003, Moody's Investors Service announced that it rated the Company's Senior Subordinated Notes at Ba3. Obligations rated Ba are in the fifth highest category and are judged to have speculative elements and are subject to substantial credit risk. The rating was based upon potential post-Circle K merger operating efficiencies from the Company's position as one of the leading convenience store chain in North America, the Company's pattern after prior acquisitions of reducing leverage with free cash flow and incremental equity offerings, and expected growth in higher-margin merchandise categories. Constraining the ratings are the integration risks in more than doubling the Company's base with the Circle K acquisition, the expectation that fixed charge coverage will remain fairly low for the next several years, and increase reliance on unpredictable profits from gasoline sales. This is the first time that Moody's has rated the Company's securities.

        On November 21, 2003, Standard and Poor's Ratings Services Limited announced that it had assigned a "B" rating to the Company's Senior Subordinated Notes, with a stable outlook. An obligation rated "B" is more vulnerable to non-payment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The rating reflects the relative large size of the Circle K acquisition, and the resulting high leverage of the mostly debt funded acquisition. These factors are partially offset by the Company's strong performing current store base, the acquired store base that has performed reasonably well and a seasoned management team that has experience with previous, even though smaller acquisitions. This is the first time that Standard and Poor's has rated the Company's securities.

        A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

        The Multiple Voting Shares and Subordinate Voting Shares are listed on the Toronto Stock Exchange since December 6, 1999 under the symbols ATD.MV.A and ATD.SV.B, respectively.

Price Ranges and Volume Traded

Monthly Period	Symbol	High Price[1]	Low Price[1]	Traded Volume
April 2004[2]	ATD.MV.A	$25.55	$22.81	36,482
May 2004	ATD.MV.A	$24.90	$23.00	21,957
June 2004	ATD.MV.A	$24.25	$22.75	21,600
July 2004	ATD.MV.A	$27.99	$22.85	83,345
August 2004	ATD.MV.A	$29.84	$26.75	282,469
September 2004	ATD.MV.A	$30.25	$27.79	178,742
October 2004	ATD.MV.A	$31.13	$28.09	29,303
November 2004[3]	ATD.MV.A	$30.01	$28.45	13,717
December 2004	ATD.MV.A	$37.00	$32.25	15,498
January 2005	ATD.MV.A	$39.49	$35.50	32,150
February 2005	ATD.MV.A	$41.50	$36.29	38,164
March 2005	ATD.MV.A	$40.42	$19.55	64,217
April 2005[4]	ATD.MV.A	$21.80	$18.70	63,189

Monthly Period	Symbol	High Price[1]	Low Price[1]	Traded Volume
April 2004[2]	ATD.SV.B	$24.75	$22.01	2,007,022
May 2004	ATD.SV.B	$24.69	$23.00	2,572,314
June 2004	ATD.SV.B	$23.75	$22.49	3,228,343
July 2004	ATD.SV.B	$28.00	$22.75	5,518,323
August 2004	ATD.SV.B	$29.99	$26.50	3,929,746
September 2004	ATD.SV.B	$30.30	$27.80	3,379,829
October 2004	ATD.SV.B	$31.00	$28.10	3,304,052
November 2004	ATD.SV.B	$30.48	$28.15	417,800
December 2004	ATD.SV.B	$36.44	$32.05	3,361,905
January 2005	ATD.SV.B	$39.30	$34.88	6,491,875
February 2005	ATD.SV.B	$40.00	$36.15	4,523,623
March 2005	ATD.SV.B	$40.45	$17.02	10,968,482
April 2005[3]	ATD.SV.B	$18.00	$16.60	11,854,111

Note:

(1)
All prices are in CAD$ an on a per share basis.

(2)
From April 1 to 25, 2004 — average prices and total volumes for partial month.

(3)
In November 2004, the symbols have changed from ATD.A and ATD.B to ATD.MV.A and ATD.SV.B respectively.

(4)
The Company's shares were split on a two-for-one basis on March 18, 2005.

(5)
From April 1 to 24, 2005 — average prices and volumes for partial month.

DIRECTORS AND SENIOR OFFICERS

Directors

        The following tables list the Company's directors. All information is accurate as of June 30, 2005.

Name and municipality of residence	Principal occupation	Director since	Number of Multiple Voting Shares beneficially owned or over which control or direction is exercised[1]		Number of Subordinate Voting Shares beneficially owned or over which control or direction is exercised[1]		Number of deferred share units[2]
ALAIN BOUCHARD[3] Lorraine, Québec	Chairman of the Board, President and Chief Executive Officer of the Company	1988	32,540,320	[4]	423,968	[5]	—
ROBERT BRUNET[7] Bolton-Centre, Québec Lead Director	President, Socoro Inc. (management consulting firm)	1991	—		164,000		1,774
JACQUES D'AMOURS[3] Lorraine, Québec	Vice-President, Administration of the Company	1988	2,843,520		275,200	[5]	—
ROGER DESROSIERS, FCA[7] Montréal, Québec Chairman of the Audit Committee	Corporate Director	2003	—		8,000		2,661
JEAN ÉLIE[6] Montréal, Québec	Corporate Director	1999	—		30,400		1,774
RICHARD FORTIN[3] Longueuil, Québec	Executive Vice-President and Chief Financial Officer of the Company	1988	1,932,280		207,200	[5]	—
JOSÉE GOULET Montréal, Québec	Corporate Director	2000	—		1,200	[5]	1,075
ROGER LONGPRÉ6,[7] Brossard, Québec Chairman of the Human Resources and Corporate Governance Committee	President, Mergerac Inc. (consulting firm in mergers and acquisitions)	2001	—		16,000	[5]	1,774
RÉAL PLOURDE[3] Montréal, Québec	Executive Vice-President and Chief Operating Officer of the Company	1988	700,512		893,600	[5]	—
JEAN-PIERRE SAURIOL[6] Laval, Québec	President and Chief Executive Officer, Dessau-Soprin inc. (engineering- construction company)	2003	—		4,000		3,726
JEAN TURMEL Montréal, Québec	President — Perseus Capital Inc. (fund management company)	2002	—		18,000	[5]	1,881

Notes:

1)
The information as to the shares beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective candidates individually.

2)
For more details see "Deferred Share Unit Plan" on page 9 of the Management Proxy Circular dated July 12, 2005.

3)
Member of the Executive Committee.

4)
Of this number, 29,946,264 shares are held through Développements Orano Inc.

5)
Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours also hold options granting them the right to purchase 3,400,000, 1,520,000, 1,520,000 and 58,000 Subordinate Voting Shares, respectively. Mrs. Josée Goulet, Messrs. Roger Longpré and Jean Turmel hold options granting them the right to purchase 80,000, 40,000 and 20,000 Subordinate Voting Shares, respectively.

6)
Member of the Human Resources and Corporate Governance Committee.

7)
Member of the Audit Committee.

        Each director remains in office until the following annual shareholders' meeting or until the election or appointment of his successor, unless he resigns or his office becomes vacant as a result of his death, removal or any other cause.

        The Directors of the Company held the following principal occupations during the five preceding years:

        Alain Bouchard.    He is the founder of the companies that became Alimentation Couche-Tard Inc., which began with just one store in 1980. He has more than 35 years of experience in the industry. Mr. Bouchard began his career at Perrette Dairy Ltd. in 1968 as interim store manager. He later became supervisor and district director until 1973. As district director, he supervised the opening of 80 stores and developed the Perrette network. From 1973 to 1976, while employed by Provigo Inc. (Provi-Soir division), Mr. Bouchard organized and supervised the opening of 70 Provi-Soir convenience stores. From 1976 to 1980, Mr. Bouchard operated a Provi-Soir franchise and, in 1980, he opened the first Couche-Tard convenience store. Mr. Bouchard is also a director of Quebecor Inc., a communications holding company and Atrium Biotechnologies Inc. (development and marketing of cosmetic and nutritional ingredients).

        Richard Fortin.    Before joining Couche-Tard in 1984, he had more than 13 years of experience at a number of major financial institutions, and was Vice-President of Quebec for a Canadian bank wholly-owned by Societe Generale (France). Mr. Fortin holds a bachelor's degree in Management with a major in Finance from Laval University in Quebec City. Mr. Fortin is also a director of Transcontinental Inc., a commercial printer.

        Réal Plourde.    Mr. Plourde joined us in 1984 and has held various positions, ranging from Manager of Technical Services to Vice-President of Development, Sales and Operations of the Company. In 1988 and 1989, Mr. Plourde also acted as President of Pro Optic Inc., then a wholly-owned subsidiary of Couche-Tard and Quebec's first optical lens manufacturer. Mr. Plourde began his career in various engineering projects in Canada and Africa. Mr. Plourde holds an Engineering Degree (Applied Sciences) from Laval University in Quebec City and an MBA from the Ecole des Hautes Etudes Commerciales in Montreal. Mr. Plourde is a member of the Quebec Engineers Association. Mr. Plourde is also a director of Bouclair Inc., a fabric retailer.

        Jacques D'Amours.    Since joining the Company in 1980, he has worked in a variety of roles, including Manager of Technical Services, Vice-President of Sales and Vice-President of Administration and Operations of the Company.

        Robert R. Brunet.    He is the founder and President of Socoro Inc., a management consulting firm. From 1988 to 1998, Mr. Brunet was Vice-President and General Manager of RNG Group Inc., a Canadian energy equipment distribution company. From 1963 to 1988, Mr. Brunet was employed by Gulf Canada Inc. and by Ultramar Canada Inc. where his last function was as Vice-President, Retail Operations.

        Jean A. Élie.    From 1998 to 2002, Mr. Élie was managing director of a Canadian bank wholly-owned by Societe Generale (France). From 1987 to 1997, Mr. Élie was a director and member of the Executive Committee and Chairman of the Finance and Audit Committee of Hydro-Quebec, for which he also acted as Interim Chairman in 1996. From 1981 to 1995, he was a Vice-President and Manager, Corporation Services and Government Services of Burns Fry Limited (today BMO Nesbitt Burns Inc.), a Canadian investment banking and brokerage firm. Mr. Élie was also a director and member of the Executive Committee of the Investment Dealers Association of Canada. Mr. Élie holds a B.C.L. (law) from McGill University and an MBA from the University of Western Ontario and is a member of the Quebec Bar Association.

        Josée Goulet.    Mrs. Goulet joined the Bell group of companies in 1985 and held various management positions prior to being appointed to various senior management positions since 1994 and held the position of Chief, Marketing Services, Bell Canada when she left in May 2005. Mrs. Goulet graduated from the Ecole Polytechnique of Montreal where she obtained a bachelor's degree in electrical engineering and holds an MBA from McGill University in Montreal.

        Roger Longpré.    Mr. Longpré is President and founder of Mergerac Inc., a consulting firm in the areas of mergers and acquisitions and corporate finance. From 1986 to 1994, Mr. Longpré was a partner of Raymond Chabot Grant Thornton where he began consulting in the areas of corporate finance and mergers and acquisitions and subsequently became responsible for all of the firm's financial consulting services. From 1980 to 1986, Mr. Longpré was Vice-President of Credit Suisse First Boston Canada, Montreal Branch. Prior to 1980, Mr. Longpré was employed in the banking industry. Mr. Longpré has a bachelor's degree in business administration with a major in finance from the University of Quebec in Montreal. He also holds an MBA degree, also with a major in finance from the University of Concordia in Montreal.

        Jean Turmel.    Until December 2004, Mr. Turmel was President, Financial Markets, Treasury and Investment Bank of a Canadian chartered bank. Mr. Turmel was a director of a Canadian chartered bank and a director and chairman of National Bank Financial Inc. as well as a member of the board of directors of subsidiaries of such group Prior to 1981, Mr. Turmel held various positions at McMillan Bloedel Inc., Dominion Securities Inc. and Merrill Lynch Royal Securities. Mr. Turmel holds a baccalaureate in commerce and an MBA both from Laval University in Quebec City.

        Jean-Pierre Sauriol.    Mr. Sauriol is President and Chief Executive Officer of Dessau-Soprin Inc., one of Canada's largest engineering-construction companies. Mr. Sauriol was Chairman of the Association of Consulting Engineers of Canada in 1993 and of the Association of Consulting Engineers of Quebec in 1988 and 2000. Mr. Sauriol is a Fellow of the Canadian Academy of Engineering. Mr. Sauriol graduated from the École Polytechnique of Montreal in 1979 and completed Harvard Business School's Owner President Management Program in 1993.

        Roger Desrosiers.    Mr. Desrosiers has been a chartered accountant since 1963. In 1973, Mr. Desrosiers founded an accounting firm that subsequently merged with Arthur Andersen in 1994. From 1994 to 2000, Mr. Desrosiers was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, Mr. Desrosiers was assistant-treasurer, director of accounting and budget for Quebec-Telephone (now TELUS Inc.). Prior to 1968, Mr. Desrosiers practised accounting with Coopers & Lybrand. Mr. Desrosiers is a Fellow of the Quebec Order of Chartered Accountants. Mr. Desrosiers sits on the following board of directors: Desjardins Assurances Générales, Fonds d'assurances du Barreau du Québec, La Personnelle compagnie d'assurance Inc., PG Mensys Système d'Information Inc., M3K Inc., Van Houtte Inc. as well as on the consulting committee of Telus Québec. Mr. Desrosiers holds a Masters Degree in Commercial Sciences and a License in Accounting Sciences both from Laval University in Quebec City.

Senior Officers

        The following table lists the Company's senior officers who are not also directors. All information is accurate as of June 30, 2005.

Name and municipality of residence	Office held with the Company	Senior Officer since	Number of Subordinate Voting Shares beneficially owned or over which control or direction is exercised
MICHEL BERNARD Columbus, Indiana	Vice-President, Operations, U.S. Midwest	2003	—
ROBERT G. CAMPAU Cave Creek, Arizona	Vice-President, Operations, U.S. Southeast Region	2003	5,000
STÉPHANE GONTHIER Laval, Quebec	Senior Vice-President, Eastern North America (Also holds the office of Vice-President, Operations, Central Canada until replacement)	1998	103,000
MICHAEL GUINARD Laval, Quebec	Vice-President, Development	2000	3,400
BRIAN HANNASCH Columbus Indiana	Senior Vice-President, Western North America	2001	90,600
GEOFFREY C. HAXEL Scottsdale, Arizona	Vice-President, Operations, U.S. Arizona Region	2003	—
JEAN-LUC MEUNIER Rosemère, Québec	Vice-President, Operations, Eastern Canada	2004	1,540
CHARLES MICHAEL PARKER Scottsdale, Arizona	Vice-President, Operations, U.S. Florida/Gulf Region	2003	—
JOY POWELL Chino Hills, California	Vice-President, Operations, U.S. West Coast Region	2003	2,000
KIM TROWBRIDGE Calgary, Alberta	Vice-President, Operations, Western Canada	2003	90,000

        Michel Bernard has been Vice-President, Operations, U.S. Midwest since 2003. Mr. Bernard has served in a variety of operations and marketing-related positions during his 24-year supermarket and convenience store career. Mr. Bernard joined Couche-Tard in 1987 and subsequently departed in 1994 to pursue other opportunities including as Director of Convenience Retailing for Petro-Canada. Mr. Bernard returned to Couche-Tard in 1999 as Senior Director of Marketing and Merchandising. Mr. Bernard holds a bachelor's degree in Management, with a major in Marketing, from the Universite du Quebec a Montreal.

        Robert G. Campau has been Vice-President, Operations, U.S. Southeast Region since December 2003. Mr. Campau began his nearly 30-year convenience industry career with the Southland Corporation (7-Eleven) in 1974. Since joining Circle K in 1979, Mr. Campau held a variety of positions including zone manager, division manager, director of operations, franchise support services, director of organizational development, director of operations and representative of the Office of the President. Prior to December 2003, he served as Manager of Retail Support for ConocoPhillips. Mr. Campau earned his bachelor's degree in business administration from the University of Wisconsin at Madison.

        Stéphane Gonthier was appointed Senior Vice-President Operations, Eastern North America in December 2004 and has been Vice-President, Operations, Central Canada since April 2004 and prior thereto, he was Vice-President, Operations, Eastern Canada and Secretary since 1999. In 1998, he joined us as Vice-President of Legal Affairs, Petroleum Operations and Secretary. Before joining Couche-Tard, he practised law. Mr. Gonthier holds an LL.B from the University of Montreal and an MBA from the University of Sherbrooke and is a member of the Quebec Bar Association.

        Michael Guinard joined Alimentation Couche-Tard in 2000 as Vice-President, Real Estate and was appointed as Vice President, Development in 2002. Mr. Guinard previously worked 10 years as Director, Real Estate-Quebec for Tim Hortons following a 21 year career in the Canadian petroleum industry with Petrofina and Petro Canada in operations, strategic planning, marketing and real estate functions. Mr. Guinard holds a bachelor's degree in Economics from Concordia University (Loyola College).

        Brian P. Hannasch was appointed Senior Vice-President Operations, Western North America in December 2004 and prior to was Vice-President, Integration since 2003. In 2001, he was appointed Vice-President, Operations, U.S. Midwest where he was responsible for all aspects of our U.S. operations. From 2000 to 2001, Mr. Hannasch was Vice-President of Operations for Bigfoot Food Stores LLC, a 225 unit convenience store chain in the U.S. Midwest acquired by Couche-Tard. From 1989 to 2000, Mr. Hannasch was employed by BP Amoco in various positions of increasing responsibility. His last position with BP Amoco was Vice-President of Marketing for the Midwest Business Unit. Mr. Hannasch holds a B.A. in Finance from Iowa State University and an MBA in Marketing and Finance from the University of Chicago.

        Geoffrey C. Haxel has been Vice-President, Operations, U.S. Arizona Region since December 2003. Mr. Haxel served in a variety of operations and marketing positions since joining Circle K in 1988. Mr. Haxel began his career as a district manager trainee and also held the positions of sales manager, category manager and division manager. Prior to December 2003, Mr. Haxel served as Circle K's Arizona Region Manager with responsibility for more than 600 sites in a four-state territory. Mr. Haxel has completed coursework toward a bachelor's degree in chemical engineering from the University of Oklahoma.

        Jean-Luc Meunier a member of Couche-Tard's team since 1999, Jean-Luc Meunier was appointed Vice-President, Operations, Eastern Canada in 2004 — after holding various positions such as Operations Manager, Real Estate Manager and Technical Services Manager. Mr. Meunier also acquired some eight years of experience in project engineering, consulting, analysis and management at Shell Canada.

        Charles Michael Parker has been Vice-President, Operations, U.S. Florida Region since December 2003. Mr. Parker held a variety of operations and marketing positions during his 21-year convenience store career. After joining Circle K in 1987, Mr. Parker worked in a variety of positions including division merchandise manager, region marketing manager, division president, region vice-president and director of retail development in various markets. In 2001, following the acquisition of Tosco Corporation by Phillips Petroleum Company, Mr. Parker became Manager of Company Operations for Circle K, responsible for the operating performance of more than 2,000 company-operated convenience stores. Prior to joining Circle K, Mr. Parker had a seven-year tenure with Southland Corporation (7-Eleven). Mr. Parker holds a bachelor's degree in management from the University of New Mexico.

        Joy A. Powell has been Vice-President, Operations, U.S. West Coast Region since December 2003. Mrs. Powell served in a variety of operations and marketing-related positions during her 19-year convenience store career. In 1992, she joined Circle K as a division operations manager. Prior to December 2003, Mrs. Powell served as Circle K's West Coast Region Manager with overall operations responsibility for approximately 450 sites in a six-state territory. Prior to joining Circle K, Mrs. Powell had an eight-year tenure with the Southland Corporation (7-Eleven). Mrs. Powell studied business administration with a concentration in marketing at California State University, Hayward.

        Kim J. Trowbridge has been Vice-President, Operations, Western Canada since 1999. Prior to 1999, Mr. Trowbridge was Vice-President, Operations, Western division for Mac's Convenience Stores Inc. Mr. Trowbridge is Chairman of the Alberta Food Processors Association and the President and a director of the Western Convenience Store Association. Mr. Trowbridge has more than 20 years of experience in the convenience store industry.

LEGAL PROCEEDINGS

        In the ordinary course of business, Couche-Tard is a defendant in a number of legal proceedings, suits, and claims common to companies engaged in retail businesses. The majority of these cases are brought by individual plaintiffs. Couche-Tard believes that it is not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a material adverse effect on Couche-Tard's operating results and financial condition.

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

MATERIAL CONTRACTS

Credit agreement

        In connection with the Circle K acquisition, we refinanced the majority of Couche-Tard's long-term debt. We entered into a senior credit facility with a syndicate of lenders led by three Canadian chartered banks. The senior credit facility is comprised of:

  •
  five-year revolving credits facilities of up to an aggregate of approximately $150.0 million;

  •
  a five-year Canadian Term Loan A facility of up to US$265.0 million; and

  •
  a seven-year U.S. Term Loan B facility of up to US$245.0 million.

        Revolving Credit Facilities.    We have five-year revolving credit facilities in the amount of $50 million available in Canadian dollars or U.S. dollars to the Canadian borrowers and in the amount of US$75 million available in U.S. dollars to the U.S. borrowers, which bear interest at the Canadian prime rate, or the Canadian or U.S. base rate (as applicable) or LIBOR, plus a certain margin varying on the basis of our leverage ratio. The revolving facilities are also available in the form of bankers' acceptances (for Canadian dollar advances) and in the form of letters of credit (not to exceed $10 million (or the U.S. dollar equivalent) in respect of the Canadian facility and US$30 million in respect of the U.S. facility).

        Canadian Term Loan A Facility.    We have a five-year Term Loan a facility denominated in U.S. dollars in the amount of US$265 million of which there is a remaining outstanding balance of US$24.1 million and which amortizes over the term of the facility in quarterly instalments varying from 2.5% to 7.5% of the principal amount. The facility bears interest at the Canadian base rate or LIBOR, plus a certain margin varying on the basis of our leverage ratio.

        U.S. Term Loan B Facility.    In addition, we have a seven-year Term Loan B facility denominated in U.S. dollars in an amount of US$245 million of which there is a remaining outstanding balance of US$148.5 million and which amortizes over the term of the facility in quarterly instalments equal to 1% per annum in the first six years and 94% in the seventh year. This loan bears interest at the U.S. base rate or LIBOR, plus a fixed margin.

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

        Increase in Commitments.    Under the senior credit facility, we may request an increase of the lenders' commitments under either the revolving credit facilities or the term facilities in Canadian or U.S. dollars up to an aggregate amount equal to US$100 million; however, the lenders are not obligated to fund any of the requested increase in commitments.

        Certain Covenants.    Our senior credit facility contains various restrictive covenants. It (i) requires us to maintain specified financial ratios, such as a minimum fixed charge and interest coverage ratio and maximum senior secured leverage and adjusted leverage ratios; and (ii) includes limitations on additional debt, acquisitions and capital expenditures. In addition, the senior credit facility prohibits us from declaring or paying any dividends and making any payments with respect to subordinated debt, including the Notes, other than scheduled payments of interest. If we fail to perform our obligations under, or fail to meet the conditions of, our senior credit facility or if payment creates a default under the senior credit facility, we will be prohibited from making any payment with respect to the notes (including payments of interest).

        Events of Default    Our senior credit facility contains customary events of default for a facility of this nature, including cross-default with certain material indebtedness such as the notes or material sale-leaseback transactions and upon a change of control.

Trust Indenture

        As part of our financing of the Circle K acquisition, we issued US$350 million 7 1/2% Senior Subordinated Notes due 2013 (the "Notes") under an Indenture (the "Indenture") with Wells Fargo Bank Minnesota, N.A., as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA").

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

Circle K Sale and Leaseback Agreements

        During March 2004, Circle K Stores Inc. sold a total of 322 properties to 5 investment companies, Fortress Investment Group controls 2 of which and 3 of which are controlled by Realty Income Corporation. These properties were immediately leased back by Circle K Stores Inc. pursuant to leases having initial terms of between 15 and 17 years. The leases also include options to extend the lease terms for five option terms of 5 years each, and two additional option terms of 10 years each, for a maximum of 45 years following the initial term. The performance of Circle K Stores Inc.'s obligations as tenant under each lease is guaranteed by the Company.

        In addition, subject to certain conditions, each landlord can sell a property and require Circle K Stores Inc. to enter into a new lease with a subsequent purchaser, such lease being on essentially the same terms as the lease with the selling landlord, and to execute certain documents relating to the transfer of the applicable lease. Upon such a sale, the selling landlord may also require the Company to execute a new guaranty of Circle K Stores Inc.'s lease obligations in favour of the purchaser of the leased property.

Shareholders' Agreement

        Following a review of the agreement amongst shareholders of the Company intervened in December 1987, binding namely Développements Orano Inc. ("Orano") and Metro Inc ("Metro") and in continuance with their former relationship, they concluded a revised shareholders' agreement on March 8, 2005 with respect to their participation in the Company. The rights and obligations of the parties under that shareholders' agreement were principally as follows:

  (i)
  Metro holds a pre-emptive right to participate in new issues of shares to maintain its then existing equity ownership percentage of the Company;

  (ii)
  Metro holds the right to nominate one person for election to the board of directors of the Company as long as it holds at least 5% of all the outstanding shares of the Company on a fully diluted basis; The representative currently designated by Metro on the board of directors of the Company is Mr. Jean Élie;

  (iii)
  Metro and Orano have undertaken not to sale or transfer directly or indirectly the shares of the Company held by them without the other party's prior written consent;

  (iv)
  Metro and Orano hold a reciprocal right of first opportunity on the sale or transfer of shares held by them, subject to certain conditions; and

  (v)
  Metro and Orano hold a reciprocal right of first refusal on the sale and transfer of the shares of the Company held by them, subject to certain exceptions for transfers to permitted assignees (including to any of Messrs. Alain Bouchard, Richard Fortin and Jacques D'Amours).

        This agreement provides that it will terminate if either Metro or Orano holds less than 5% of the issued and outstanding shares of the share-capital of the Company on a fully diluted basis.

AUDIT COMMITTEE DISCLOSURE

Charter

        The Audit Committee assists the Board of Directors in its task of supervising the Company's accounting and financial procedures and financial reporting in order to enhance its integrity and ensure compliance with all legal requirements. The Audit Committee also ensures that the Company respects its financial commitments and complies with legal and regulatory requirements governing financial reporting and the management of financial risk.

        The Audit Committee has the following responsibilities with respect to the reporting of financial information and the Chairman of the Committee reports thereon to the Board of Directors:

1.
Review, together with management and the external auditors, the annual financial statements and the related notes, the external auditors' report thereon and the accompanying press release and obtain explanations from management on any significant discrepancies with the corresponding periods before recommending their approval by the board and publication.

2.
Review, together with management, the quarterly financial statements and accompanying press releases before recommending their approval by the board and publication.

3.
Review the financial information contained in the annual information form, the financial information contained in the annual report, management's analysis of the financial position and the operating results, and other documents containing similar financial information before their disclosure to the public or filing with Canadian and American regulatory authorities.

4.
Review on an annual basis, together with management and the external auditors, the quality and not just acceptability of the Company's new accounting policies and review the disclosure and impact of contingencies and the reasonableness of provisions, reserves and estimations which may have a material impact on the reporting of financial information.

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

        The Audit Committee has the following responsibilities with respect to risk management and external controls and the Chairman of the Committee reports thereon to the Board of Directors:

1.
Monitor the quality and integrity of the corporation's internal control and management information systems through discussions with management, the external auditors and the internal auditors, where applicable.

2.
Ensure effective coordination between the internal and external auditors.

3.
Oversee the reporting of information by management on internal control.

26

4.
Review on an annual basis and monitor the Company's risk assessment and management policies.

5.
At least once per year, review an internal auditors report describing the internal quality control procedures, the material issues raised in the course of the latest reviews of the internal control and management information systems, or as a result of an inquiry by government or professional authorities, as well as the recommendations made and measures adopted with respect thereto.

6.
Assist the board in discharging its responsibility for ensuring that the Company complies with the applicable legal and regulatory requirements.

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

        The Audit Committee has the following responsibilities with respect to the external auditors and the Chairman of the Committee reports thereon to the Board of Directors:

1.
Review the written annual declaration of the external auditors concerning all their connections with the Company and discuss the connections or services, which may have an impact on their objectivity or ability to function independently.

2.
Approve the appointment and, if necessary, the non-renewal of the mandate (in both cases, subject to shareholder approval) of the external auditors and review their competence, performance and ability to function independently.

3.
Approve all audit services and determine which services other than audit services the auditors are not authorized to perform.

4.
Ensure that the fees charged by the external auditors both for audit services and other authorized services are reasonable.

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

9.
The Audit Committee may meet, as appropriate, without management or the external auditors present, subject to prior approval by the lead director and the chairman of the board.

10.
The Audit Committee shall hold separate meetings with management and the external auditors at least once a year or more often as appropriate.

Composition of the Audit Committee

        The Audit Committee is currently composed of three independent directors, namely Messrs. Roger Desrosiers (Chairman), Robert Brunet and Roger Longpré.

Financial Literacy

        Roger Desrosiers.    Mr. Desrosiers has been a chartered accountant since 1963. In 1973, Mr. Desrosiers founded an accounting firm that subsequently merged with Arthur Andersen in 1994. From 1994 to 2000, Mr. Desrosiers was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, Mr. Desrosiers was assistant-treasurer, director of accounting and budget for Quebec-Telephone (now TELUS Inc.). Prior to 1968, Mr. Desrosiers practised accounting with Coopers & Lybrand. Mr. Desrosiers is a Fellow of the Quebec Order of Chartered Accountants. Mr. Desrosiers sits on the Board of Directors of various insurance companies and is a member of the Consulting Board of Telus Quebec Inc. and Telus Solutions d'Affaires. Mr. Desrosiers holds a Masters Degree in Commercial Sciences and a License in Accounting Sciences both from Laval University in Quebec City. During his career, Mr. Desrosiers developed an expertise in auditing large public companies and therefore, as an accountant engaged in auditing or reviewing an issuer's financial statements, he has an understanding of generally accepted accounting principles and financial statements. Mr. Desrosiers has also acted as lead partner and as audit partner of an audit engagement team and has actively supervised the audit, review, analysis or evaluation of financial statements for various clients. These financial statements presented accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. Mr. Desrosiers has also, through his experience, the ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimate, accruals and reserves. In addition, Mr. Desrosiers has acquired an understanding of internal controls and procedures for financial reporting through his experience as director of accounting and in performing audit engagements. Finally, Mr. Desrosiers is the Chairman of the Audit Committee of several companies and therefore has an understanding of audit committee functions.

        Roger Longpré.    Mr. Longpré has a bachelor's degree in business administration with a major in finance. He also holds an MBA degree, also with a major in finance. He spent the first thirteen years of his career in the field of corporate lending with gradually increasing responsibilities in various managerial positions for a Canadian bank, for a subsidiary of Citigroup and for the Swiss-owned Credit Suisse First Boston Canada. His primary role as a lender was to analyse, structure and conclude financings for private and publicly traded corporations of all sizes. In doing so, he closely scrutinized financial statements on a regular basis and questioned management thereon. He has developed an understanding of accounting principles through his experience in performing extensive financial statement analysis or evaluation. He has also evaluated a company's internal controls and procedures for financial reporting. For the past eighteen years, Mr. Longpré has been acting as a consultant in the areas of mergers and acquisitions and of corporate finance. He was employed from 1986 to 1994 as a partner in charge of the financial consulting practice by the audit firm Raymond, Chabot, Grant, Thornton where he directly supervised a team of some 25 professionals operating in the fields of business valuation, financial engineering, litigation, financial modeling, corporate finance, mergers and acquisitions, grants and subsidies, etc. During this time, he analyzed and evaluated financial statements that presented accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. During the last ten years, he has been active as founder and president of Mergerac Inc., a private investment bank specializing in mergers and acquisitions and in corporate finance. During his career, Mr. Longpré has been instrumental in concluding numerous business transactions including several with very sophisticated financial structures. He has an in-depth knowledge of financial instruments and practices and he keeps abreast of all new financial market developments.

        Robert Brunet.    Mr. Brunet is the founder and President of Socoro Inc., a management consulting firm. From 1988 to 1998, Mr. Brunet was Vice-President and General Manager of RNG Group Inc., a Canadian energy equipment distribution company. From 1963 to 1988, Mr. Brunet was employed by Gulf Canada Inc. and by Ultramar Canada Inc. where his last function was as Vice-President, Retail Operations. As Vice-President and General Manager of RNG Group Inc., Mr. Brunet actively supervised the preparation of financial statements as well as the internal controls and procedures for financial reporting. Mr. Brunet's understanding of generally accepted accounting principles was acquired through education (he completed two years of a four year program toward an accounting diploma) and through his experience in preparing and actively supervising the preparation of a budget and financial statements as Vice-President and General Manager of RNG Group Inc. In the same way, Mr. Brunet has experience in assessing the general application of accounting principles in connection with the accounting for estimates, accruals and reserves.

        The Board of Directors of the Company has determined that Messrs. Desrosiers, Longpré and Brunet are "financially literate" in accordance with Multilateral Instrument 52-110 Audit Committees applicable in Canada and are "audit committee financial expert" in accordance with the U.S. Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission enacted there under.

Policy on the Approval of Non-audit Services

        At its meeting held on March 16, 2004, the Audit Committee adopted a policy and procedures on the pre-approval of non-audit services by the Company's auditors. This policy prohibits the Company from engaging the auditors to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuarial services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services unrelated to the audit. The policy allows the Company to engage the auditors to provide non-audit services, other than the prohibited services, only if the services have specifically been pre-approved by the Audit Committee.

        A copy of the policy and procedures on the pre-approval of non-audit services by the Company's auditors may be obtained without charge by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Quebec H7G 4S7.

Code of Ethics for CEO, CFO and Senior Financial Officers

        At its meeting held on March 15, 2004, the Audit Committee approved a Code of ethics for the CEO, CFO and senior financial officers in accordance with the U.S. Sarbanes-Oxley Act ("SOX") and the applicable rules of the U.S. Securities and Exchange Commission.

        A copy of the Code of ethics for the CEO, CFO and senior financial officers may be obtained without charge by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Quebec H7G 4S7.

Whistle-Blowing Policy

        During fiscal 2005, the Audit Committee approved in accordance with the Canadian securities laws and with the U.S. Sarbanes-Oxley Act and the applicable rules of the U.S. Securities and Exchange Commission a whistle-blowing policy with respect to complaints on accounting and auditing matters of the Company with the objective to:

  •
  Establish procedures for the receipt, retention and treatment of complaints and/or concerns received regarding accounting, internal accounting controls or auditing matters;

  •
  Establish procedures for the confidential, anonymous submission by employee of concerns regarding questionable accounting or auditing matters; and

  •
  Establish mechanisms in order to ensure that no retaliations or punitive measures taken against an employee if the complaint was taken based on facts, in good faith and was not intended to cause prejudice to a person or in view of gaining any personal advantages.

Auditors Fees

        Raymond Chabot Grant Thornton, chartered accountants, Montreal, have served as the Company's auditors since 1990. For the fiscal years ended on April 24, 2005 and April 25, 2004, fees billed for audit, audit-related, tax and all other services provided to the Company by Raymond Chabot Grant Thornton were the following:

	2005	2004
Audit Fees[1]	$895,256	$1,388,010
Audit-Related Fees[2]	$55,984	$142,111
Tax Fees[3]	Nil	$19,030
All Other Fees	Nil	Nil
TOTAL	$951,240	$1,549,151

Notes:

(1)
Audit services are professional services rendered for the audit of an issuer's annual financial statements and, if applicable, for the reviews of an issuer's financial statements included in the issuer's quarterly reports and services that are normally provided by the accountant in connection with an engagement to audit the financial statements of an issuer — for example:

–
attendance at audit committee meetings at which matters related to the audits or reviews are discussed;

–
consultations on specific audit or accounting matters that arise during or as a result of an audit or review;

29

  –
  preparation of a management letter;

  –
  time incurred in connection with the audit of the income tax accrual; and

  –
  services in connection with the issuer's annual and quarterly reports, prospectuses and other filings with Canadian, US or other securities commissions, including an amount of $899,973 billed in 2004 for services rendered from October 2003 to April 2004 in connection with the offering memorandum and registration statement for the financing of the Circle K acquisition.

(2)
Audit-related services (the Canadian term) are assurance and related services traditionally performed by an independent auditor — for example:

–
employee benefit plan audits;

–
accounting work related to mergers and acquisitions, including special audits, due diligence and accounting consultations (including an amount of $117,111 billed in 2004 for due diligence services in connection with the Circle K acquisition);

–
internal control reviews;

–
assurance engagements that are not required by statute or regulation; and

–
general advice on accounting standards.

(3)
This category includes tax services other than time incurred in connection with the audit of the income tax accrual.

ADDITIONAL INFORMATION

        The Company shall provide to any person, upon request to the Secretary of the Company:

  a)
  when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

  i)
  one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form,

  ii)
  one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

  iii)
  one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

  iv)
  one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under I to III above; or

  b)
  at any other time, one copy of any of the documents referred to in I, II and III above, provided that the Company may require the payment of a reasonable.

        Additional information, including officers' and directors' remuneration and loans granted to them, if any, principal shareholders of the Company, stock options and the interest of insiders in material transactions, if any, is contained in the management proxy circular dated July 12, 2005 which was prepared for the 2005 annual meeting of shareholders. Other financial information is included in the audited consolidated financial statements and the notes thereto for the fiscal year ended April 24, 2005 as well as Management's Discussion and Analysis thereon. All such additional information relating to the Company is available on SEDAR at www.sedar.com. The foregoing documents may be obtained by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Quebec H7G 4S7.

* * * * *

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS AND FINANCIAL POSITION

        Management's discussion and analysis relates to the financial condition and results of operations (MD&A) of Alimentation Couche-Tard Inc. (Couche-Tard) together with its wholly owned subsidiaries, including The Circle K Corporation (Circle K). Couche-Tard consolidated Circle K as of December 18, 2003, following completion of the acquisition of all of the outstanding shares of Circle K. Accordingly, Couche-Tard's results of operations for the year ended April 24, 2005 include the results of operations of Circle K and the results of operations for the previous year include the results of operations of Circle K as of December 18, 2003. "We", "our", "us" and "the Company" refer collectively to Couche-Tard and its subsidiaries, including Circle K.

        Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in this 2005 Annual Report. Additional information relating to Couche-Tard, including the Annual Information Form, is available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

Forward-Looking Statements

        This MD&A includes certain statements that are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements.

        It is important to know that the forward-looking statements in this MD&A describe our expectations as at July 12, 2005 and are not guarantees of future performance of Couche-Tard or its industry and involve known and unknown risks and uncertainties which may cause the outlook, the actual results or performance of Couche-Tard or of its industry to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

        We disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

        The foregoing risks and uncertainties include the risks set forth below under "Business Risks" as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

        We are the leader in the Canadian convenience store industry. In North America, we are the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. As at April 24, 2005, our network consisted of 4,845 convenience stores, 3,013 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five in the United States which cover 23 American states.

        We sell food and beverage items, motor fuel and other products and services targeted to meet our customers' demand for convenience and quality in a clean and welcoming environment. We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin foodservice category and continued investment in store modernization and technology.

        We conduct our business through different modes of operations including company operated stores and our affiliate program, which includes franchised and licensed stores. The amount of operating income generated from the affiliates amounted to $18.9 million or 5.7% of our total operating income for fiscal 2005, including $3.2 million or 1.0% of our total operating income generated by licensees outside North America.

        The convenience store industry is fragmented, with the top ten operators representing only approximately 25% of the estimated total of 138,200 stores in the United States. Industry consolidation by highly leveraged operators in the 1990's, combined with competition and fluctuations in motor fuel margins, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for well-capitalized, established industry participants to grow through mergers and acquisitions.

2005 Overview

        We announced record results for fiscal 2005, up 164% over last year. This performance reflects primarily Circle K's major contribution for the full fiscal year, the progress of its integration which yielded substantial synergies and the strong motor fuel gross margin in the United States which stood at 14.17¢US per gallon.

        Effective March 18, 2005, the Company split all of its issued and outstanding Class A and B shares on a two-for-one basis. All share and per share information in this MD&A has been adjusted retroactively to reflect the stock split.

        During fiscal 2005, we acquired 49 stores for a total purchase price of $85.2 million including fixed assets of $78.4 million, working capital of $4.0 million and goodwill of $2.8 million. All acquired stores were in our U.S. markets. The acquisitions were recorded using the purchase method and earnings from these acquisitions have been included in the consolidated financial statements since the dates of acquisition.

        Our major accomplishment during 2005 was the successful completion of the integration of our Circle K operations into the Couche-Tard operating model, with the achievement of US$76.7 million in synergies during the year and the commencement of the initial rollout of the new point of sales systems (POS) with scanning into 381 stores by April 24, 2005 with the remaining 607 stores to be completed by the end of 2005. Of the total synergies of US$76.7 million realized in fiscal 2005, US$16.1 million were improvements in purchasing and US$60.6 million related to reduction in operating, selling, general and administrative costs.

        Last year, in our 2004 Annual Report, we mentioned that since Circle K was using different methods and rates for depreciation and amortization of fixed assets and since we had made a large number of acquisitions in recent years in the United States, we would be performing an analysis of the estimated useful lives of all of our fixed assets which could result in amendments to the depreciation and amortization methods used. In our Quarterly Report for the 40-week period ended January 30, 2005 (our 3rd quarter report for fiscal 2005) we noted that a number of retail companies had indicated that they were in the process of reviewing their accounting treatment of leasehold improvements. We indicated at that time that our analysis would address this issue with the possibility of amendments being made to the depreciation and amortization methods then in use and, if warranted, could result in adjustments to our financial statements for fiscal 2005 and one or more previous years.

        We have completed our analysis and adopted a common standard for depreciating and amortizing fixed assets on a straight-line basis over the shorter of their useful lives or the lease term for certain assets located on leased properties. This change was applied on a retroactive basis. As a result of this change, total depreciation and amortization expense increased by $2.2 million for fiscal 2005 ($2.2 million in 2004 and $1.0 million in 2003). The results of our review did not have any impact on revenues and cash flows.

        In addition, the Company reviewed its policy relating to rent expense under which the Company had previously recorded rent expense based on the committed lease period and did not take into account future rent escalations included in such term. As a result of its review, the Company decided it was more appropriate to record rent expense using the straight-line method and has adopted this method for 2005 with restatement of prior years. This change resulted in a $4.4 million increase in rent expense in 2005 ($2.6 million increase in 2004 and $1.8 million in 2003). The results of our review did not have any impact on revenues and cash flows.

        During the year, we experienced significant increases in the retail price of motor fuel in our U.S markets, primarily attributable to the volatility in the world prices for crude oil. The average retail price of motor fuel in our U.S. markets amounted to US$1.94 per gallon in fiscal 2005 compared with US$1.37 per gallon in fiscal 2004 (including Circle K's historical results). Motor fuel gross margin experiences volatility as a result of a number of factors, including the volatility of the cost of product. Although the motor fuel gross margins can be volatile quarter to quarter, the motor fuel gross margins generally average out to more normal levels on an annual basis. For each of our four quarters commencing in the first quarter of fiscal 2005, motor fuel gross margins for our company operated stores in our U.S. markets stood at 16.24¢US, 12.44¢US, 16.30¢US and 11.26¢US per gallon respectively with an average of 14.17¢US per gallon for the year compared with 14.30¢US per gallon for the previous year (including Circle K's historical results). The higher retail prices for motor fuel this year has resulted in increased credit card fees which are based on a percentage of the retail selling prices. The increased costs in credit card fees in our U.S. markets are estimated to be approximately $21.3 million over fiscal 2004 (including Circle K's historical results). Including Canada, total credit card costs increased by $22.5 million over fiscal 2004 (including Circle K's historical results).

        During the second quarter of this year, certain areas of the Company's business in Florida experienced damages and losses resulting from four hurricanes. Losses, including damages relating to fixed assets and inventory spoilage, have resulted in net claims in the amount of US$19.8 million. The book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes is US$4.4 million.

        The Company expects to spend approximately US$18.7 million to restore buildings and equipment, including approximately US$8.9 million to restore assets on leased properties, of which approximately US$9.8 million will be recorded in fixed assets. The Company expects to record a gain representing the difference between the insurance settlements and the carrying value of the owned and leased assets. As of April 24, 2005, the Company has received US$7.0 million of insurance proceeds.

        The Company estimates that the pre-tax negative impact resulting from the business interruption caused by the hurricanes amounted to approximately US$3.8 million.

Summary of Fourth Quarter Results: 12-Week Period Ended April 24, 2005 and 12-Week Period Ended April 25, 2004

        During the 12-week period ended April 24, 2005, Couche-Tard acquired 28 stores, opened 20 quick service restaurants (QSRs) and implemented its Store 2000 Concept in 119 stores including 23 new stores.

        The following table highlights certain information regarding our operations for the 12-week periods ended April 24, 2005 and April 25, 2004.

	12-week periods ended
	April 24, 2005	April 25, 2004 restated
	(In millions of Canadian dollars, unless otherwise stated)
Total revenues	2,408.9	2,289.0
Operating income	57.9	53.3

Net earnings	40.0	20.0

Selected Operating Data:
Growth of average merchandise revenues per store(1):
Canada	3.3%	3.5%
United States	6.6%	4.1%	(2)
Growth of average motor fuel volume per store:
Canada	7.4%	5.5%
United States	4.5%	8.0%	(2)

(1)
Excludes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees and is based on the average number of stores opened during each four-week period of the fiscal period. (Growth in the United States is calculated based on US dollars.)

(2)
Excluding the Circle K acquisition.

        Consolidated revenues at $2.41 billion were $120.0 million over last year and operating income at $57.9 million increased by $4.6 million from $53.3 million in the previous year. Although operating income increased this quarter by $4.6 million, it was negatively impacted by the increase in credit card fees of $3.9 million over last year, a decrease of $5.5 million in gas margins which stood at 11.26¢US per gallon compared to 12.30¢US per gallon last year and $2.5 million resulting from the impact of the stronger Canadian dollar.

        Growth in average merchandise revenues per store in Canada stood at 3.3% for the fourth quarter of 2005, down slightly from 3.5% last year. In our U.S. operations, growth in average merchandise revenues per store stood at 6.6%, up from 4.1% in the prior year. The growth of average merchandise revenues per store reflects the efforts to increase revenues and gross margins through price optimization, changing product mix, the impact from investment in our Store 2000 Concept conversions and the increase in tobacco tax with the resultant increase in the selling price of tobacco products. Growth in average motor fuel volume per store in the fourth quarter 2005 in Canada stood at 7.4% compared with 5.5% in the prior year due to the influence of certain pricing strategies. In our U.S. operations, the growth in average motor fuel volume per store was 4.5% compared with 8.0% in the prior year. The Company completed its major rebranding of several motor fuel locations in its Midwest Operations in the summer of 2003, which resulted in significant increases in motor fuel volume in the fourth quarter of fiscal 2004 compared with the same period in fiscal 2003.

        Net earnings amounted to $40.0 million or $0.20 per share ($0.19 per share on a diluted basis), compared with $20.0 million or $0.10 per share ($0.10 per share on a diluted basis), an improvement of 100%. Applying the annual effective income tax rate to the fourth quarter 2005 and without the write-off of the financing costs in the fourth quarter last year, net earnings would have totalled $33.1 million or $0.16 per share on a diluted basis for the fourth quarter of 2005 and $26.3 million or $0.13 per share on a diluted basis for the same period last year.

        As of June 30, 2005, Couche-Tard had 56,594,692 Class A multiple voting shares and 145,438,378 Class B subordinate voting shares issued and outstanding.

Income Statement Categories

        Merchandise and Service Revenues.    In-store merchandise revenues are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beverages, beer/wine and fresh food offerings, including QSRs. Service revenues include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, calling card commissions, fees for cashing cheques and sales of postage stamps and bus tickets. Merchandise and service revenues also include franchise fees, license fees from affiliates, royalties from franchisees and a portion of vendor rebates related to certain purchases by franchisees and affiliates.

        Motor Fuel Revenues.    Couche-Tard includes in its revenues the total dollar amount of motor fuel sales, including any imbedded taxes, if Couche-Tard takes ownership of the motor fuel inventory. In the United States, Couche-Tard purchases motor fuel and sells it to approximately 105 independent store operators at cost plus a mark-up. Couche-Tard records the full value of these revenues (cost plus mark-up) as motor fuel revenues. Where Couche-Tard acts as a selling agent for a petroleum distributor, only the commission earned by Couche-Tard is recorded as revenues. Gross profit from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel revenues, except for commission stores where the gross profit is equal to the recorded commission from the sale.

        Gross profit.    Gross profit consists primarily of revenues less the related cost of the inventories. For in-store merchandise, the cost of inventory is generally determined using the retail method (retail price less a normal margin), and for motor fuel, it is determined using the average cost method.

        Operating, selling, administrative and general expenses.    The primary components of operating, selling, administrative and general expenses are labour, occupancy costs, commissions to dealers and overhead and include advertising expenses that are charged as incurred.

        Key performance indicators used by management, which can be found under "Results of Operations — Other Operating Data", are merchandise and service gross margin, growth of average merchandise revenues per store, motor fuel gross margin and growth of average motor fuel volume per store.

Exchange Rate Data

        Our U.S. subsidiaries' assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year.

        The following table sets forth information about exchange rates based upon the Bank of Canada closing rates set forth as Canadian dollars per US$1.00.

	52-week periods ended
	April 24, 2005	April 25, 2004	April 27, 2003
Average for the period(1)	1.2715	1.3438	1.5399
Period end	1.2349	1.3607	1.4481

(1)
Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Results of Operations

        The following table highlights certain information regarding our operations for the 52-week periods ended April 24, 2005, April 25, 2004 and April 27, 2003.

	52-week periods ended
	April 24, 2005	April 25, 2004 restated	April 27, 2003 restated
	(In millions of Canadian dollars, unless otherwise stated)
Statement of Operations Data:
Merchandise and service revenues(1):
Canada	1,577.1	1,510.6	1,428.6
United States	3,265.4	1,597.1	514.7

Total merchandise and service revenues	4,842.5	3,107.7	1,943.3

Motor fuel revenues
Canada	844.4	677.5	630.2
United States	4,528.9	2,087.2	741.7

Total motor fuel revenues	5,373.3	2,764.7	1,371.9

Total revenues	10,215.8	5,872.4	3,315.2

Merchandise and service gross profit(1):
Canada	529.0	491.3	462.5
United States	1,063.2	521.2	169.7

Total merchandise and service gross profit	1,592.2	1,012.5	632.2

Motor fuel gross profit:
Canada	65.2	63.3	57.5
United States	325.5	147.2	60.2

Total motor fuel gross profit	390.7	210.5	117.7

Total gross profit	1,982.9	1,223.0	749.9
Operating, selling, administrative and general expenses	1,543.6	989.2	595.6
Depreciation and amortization of fixed and other assets	106.3	77.2	46.1

Operating income	333.0	156.6	108.2
Financial expenses	38.9	31.1	14.9
Write-off of financing costs	—	12.5	—

Earnings before income taxes	294.1	113.0	93.3
Income taxes	94.6	37.5	30.8

Net earnings	199.5	75.5	62.5

Other Operating Data:
Merchandise and service gross margin(1):
Consolidated	32.9%	32.6%	32.5%
Canada	33.5%	32.5%	32.4%
United States	32.6%	32.6%	33.0%
Growth of average merchandise revenues per store(2):
Canada	2.6%	3.1%	9.6%
United States(3)	10.4%	3.9%	7.9%
Motor fuel gross margin:
Canada (cents per litre)	4.61	4.77	4.64
United States (¢US per gallon)(4)	14.17	11.57	12.23
Volume of motor fuel sold(5):
Canada (millions of litres)	1,413.5	1,329.2	1,239.2
United States (millions of gallons)	1,858.1	996.1	355.5
Growth of average motor fuel volume per store:
Canada	6.6%	6.7%	4.7%
United States(3)	6.3%	6.4%	1.4%

(1)
Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2)
Does not include services and other revenues (as described in footnote 1) and is based on the average number of stores opened during each four-week period of the fiscal period. (Growth in the United States is calculated based on US dollars.)

(3)
Excluding the Circle K acquisition.

(4)
For company-operated stores only.

(5)
Includes volume of franchisee, dealer and commission sites.

52-Week Period Ended April 24, 2005 Compared to the 52-Week Period Ended April 25, 2004

        During the 52-week period ended April 24, 2005, Couche-Tard completed three small business acquisitions for a total of 49 stores, opened 44 QSRs and implemented its Store 2000 Concept in 223 stores, including 54 new stores.

        For the 52-week period ended April 24, 2005, Couche-Tard achieved revenues of $10.22 billion, compared with $5.87 billion in fiscal 2004, a major increase of 74.1% or $4.35 billion, including an additional $3.84 billion from Circle K. The Company recorded 76.3% of its revenues in the United States, up from 62.7% in the previous fiscal year.

  •
  In the United States, revenues totalled $7.79 billion, an increase of $4.11 billion reflecting the additional $3.84 billion in sales from Circle K and the internal growth in the American network. Growth of average merchandise revenues per store, which is based on US dollars, (excluding Circle K for comparative purposes) was 10.4% over the prior year while growth of average motor fuel volume per store (excluding Circle K), was 6.3% over the prior year. The growth of average merchandise revenues per store reflects the efforts to increase revenues and gross margins through price optimization, changing product mix, the impact from investment in our Store 2000 Concept conversions and the increase in tobacco tax with the resultant increase in the selling price of tobacco products. The average motor fuel volume per store increase reflects the positive consumer response to our rebranding of several motor fuel locations to nationally recognized brands and the impact from investment in our Store 2000 Concept conversions.

  •
  In Canada, revenues amounted to $2.42 billion, up 10.7%, or $233.4 million of which $66.5 million or 28.5% was generated from merchandise and service revenues and in particular in the higher margin categories including foodservice. Growth of average merchandise revenues per store was 2.6% compared with the previous year which reflects the aggressive pricing on generic tobacco and certain dairy categories. Growth of average motor fuel volume per store was 6.6% over the previous year due to certain pricing strategies.

        Gross profit grew by 62.3% or $760.0 million to $1.98 billion, compared with $1.22 billion for the previous year. This increase is mainly due to higher revenues, particularly additional sales from Circle K and higher motor fuel gross margins, in particular from Circle K.

  •
  Consolidated merchandise and service gross margin was 32.9%, up from 32.6% in the previous fiscal year. The gross margin in Canada was 33.5%, up from 32.5% in previous year reflecting the impact of improvements in purchasing terms and changes in products mix with a focus on higher margin items. The gross margin in our U.S. operations was 32.6%, unchanged from last fiscal year. Efforts continue to improve gross margin through price optimization and changes to the product mix emphasizing higher margin items. These efforts resulted in higher gross margins in certain categories and lower gross margins in other categories with resultant increase in sales. Also, tobacco gross margins have come under competitive pressures in certain areas. The result of these dynamic variables, in the aggregate, was an unchanged gross margin in fiscal 2005 compared to last year.

  •
  Motor fuel gross margin decreased slightly to 4.61¢ per litre in Canada, from 4.77¢ per litre in the previous year reflecting the increase in competitive activity, particularly in segments of our central Canada market. Motor fuel gross margin in the United States increased to 14.17¢US per gallon from 11.57¢US per gallon in the previous year. (Including Circle K's historical results, the motor fuel gross margin in the U.S. would have been 14.30¢US per gallon for fiscal 2004).

        Operating, selling, administrative and general expenses increased by $554.4 million or 56.0% over the previous fiscal year. The increase is mainly attributable to the acquisition of Circle K on December 17, 2003. It should be noted that there were major increases in the retail price of motor fuel this year, particularly in our U.S. markets, with a resultant increase in credit card fee expense. (Including Circle K's historical results, our credit card fee expense has increased by approximately $22.5 million over the previous year (approximately $15.2 million after tax).) As a percentage of total revenues, operating, selling, administrative and general expenses declined by 1.7% due to lower operating costs associated with higher motor fuel revenues, which account for a larger proportion of total revenues. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses remained relatively the same as last year.

        Depreciation and amortization of fixed and other assets increased by 37.7% to $106.3 million in fiscal 2005. This increase is due mainly to the acquisition of Circle K on December 17, 2003 and capital expenditures made during fiscal 2005.

        Operating income for fiscal 2005 more than doubled to $333.0 million, an increase of $176.4 million or 112.6% over the $156.6 million earned in the same period of the previous fiscal year. This increase is primarily attributable to the results of Circle K.

        Financial expenses totalled $38.9 million, up $7.8 million or 25.1% over last year due to the higher borrowings to finance the Circle K acquisition. The financial expenses were reduced by a $6.9 million favourable benefit from the interest rate swaps entered into in March 2004.

        Income taxes increased by $57.1 million, or 152.3%, to $94.6 million, primarily due to increased pre-tax earnings. The reduction of the effective income tax rate by approximately 1% is mainly attributable to the apportionment of taxable income amongst the various jurisdictions that have different income tax rates.

        Net earnings increased by $124.0 million, or 164.2%, to $199.5 million or $0.99 per share ($0.97 per share on a diluted basis), compared with $75.5 million or $0.42 per share ($0.40 per share on a diluted basis) in the previous year.

        Net earnings for fiscal 2005 were negatively affected by the following items, which are presented on an after-tax basis:

  •
  the additional credit card fee expense in our U.S. markets (primarily resulting from higher motor fuel retail prices) amounting to approximately $14.4 million ($0.07 per share on a diluted basis). Including Canada, credit card fee expense increased by approximately $15.2 million ($0.07 per share on a diluted basis);

  •
  the foreign exchange rate which reduced net earnings by approximately $6.0 million ($0.03 per share on a diluted basis);

  •
  the reduction of net earnings of $3.2 million ($0.01 per share on a diluted basis) related to the amended stock-based compensation accounting policy adopted retroactively this year without restatement of prior year's earnings.

Balance Sheets

        Our total consolidated assets of $2.44 billion as at April 24, 2005 increased by $191.5 million compared to last year primarily related to an increase of $102.7 million in cash and cash equivalents, a net income taxes receivable amount of $39.0 million, a net increase in fixed assets of $100.2 million, offset by a reduction in future income taxes assets. Accounts payable and accrued liabilities of $747.0 million as at April 24, 2005 increased by $86.4 million compared to April 25, 2004 which increase includes the impact of the higher motor fuel prices and the impact of higher level of capital expenditures in the last quarter this year, reduced by the lower exchange rate.

        Shareholders' equity of $905.4 million as at April 24, 2005 increased by $177.4 million during the year resulting mainly from net earnings of $199.5 million for fiscal 2005.

Liquidity and Capital Resources

        Our principal source of liquidity is cash flow generated from operating activities. Our principal uses of cash are to meet debt service requirements, finance our capital expenditures, make acquisitions and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving credit facilities will be adequate to meet our liquidity needs in the foreseeable future.

        As at April 24, 2005, our total debt was $655.6 million (of which $432.2 million consisted of 7.5% Subordinated unsecured debt due in 2013, $213.2 million consisted of borrowings under our Secured term loans and $10.2 million consisted of other long-term debt).

        In addition to the above, the Company has interest rate swap agreements with three banks under which the Company incurs interest on US$350.0 million at a rate of LIBOR plus an aggregate weighted average rate factor of 2.95%. The interest rate is reset every six months over the term of the agreements. The swap agreements, which expire on December 15, 2013, provide that, after December 15, 2008, each bank has the right to terminate its arrangement with the payment of a termination fee if terminated before December 15, 2011 and, if terminated after that date, without payment of a termination fee. In addition, both parties to each agreement have a mutual right to terminate the arrangement on the 5th anniversary date of the effective date of each of the three agreements. If such right was exercised by either party, one party would be required to pay the other party the mark to market value of the interest rate swap. The Company formally documents and designates each derivative financial instrument as a hedge of its Subordinated unsecured debt. The Company determines that derivative financial instruments are effective hedges, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments correspond to all the conditions of the debt.

        Capital Expenditures.    Gross capital expenditures (excluding acquisitions) for fiscal 2005 were $235.0 million. Our capital expenditures primarily relate to expenditures on the implementation of our Store 2000 Concept, investment in new stores including a small number of existing stores, the replacement of equipment in some of our stores, including upgrading of petroleum infrastructure at a number of locations, and for installation of POS systems, including scanning, at the Circle K company operated stores that do not currently have this technology. In connection with the Circle K acquisition, we expect to make certain capital improvements of up to US$18.6 million at the Circle K stores, currently expected to begin in early fiscal year 2006 until December 2008, to comply with the requirements of the American with Disabilites Act. We expect to fund these improvements with cash flows generated from operations.

        Over the past number of years, the Company has expended funds for maintaining stores to operating standards, renovated certain stores with our Store 2000 Concept, opened new stores and invested in small acquisitions. The Company has funded these expenditures with cash flows from operating activities. Over the past five fiscal years, total cash flows from operating activities amounted to approximately $1.0 billion and capital expenditures and investment in small acquisitions amounted to approximately $723 million over this period. We believe that we will be able to continue to fund future expenditures of this nature with cash flows from operating activities. Major acquisitions will be financed through a combination of debt, sales and leasebacks and equity.

        Credit Facilities.    We have five-year renewable operating credits, maturing in December 2008 in the amount of $50.0 million available in Canadian dollars or U.S. dollars to the Canadian borrowers and in the amount of US$75.0 million available in U.S. dollars to the U.S. borrowers, which bear interest at the Canadian prime rate, or the Canadian or U.S. base rate (as applicable) or LIBOR, plus a certain margin varying on the basis of our leverage ratio. The operating credits are also available in the form of bankers' acceptances (for Canadian dollar advances) and in the form of letters of credits (not to exceed $10.0 million or the U.S. dollar equivalent) in respect of the Canadian facility and US$30.0 million in respect of the U.S. facility. As of April 24, 2005, the facilities are undrawn, except for letters of credits of approximately $0.9 million for the Canadian facility and US$12.2 million for the U.S facility.

        Virtually all the assets of the Company secure our senior credit facility. The Company must meet certain commitments and achieve certain financial ratios under the credit agreement. In addition, the credit agreement imposes certain restrictions on capital spending if a certain ratio is not achieved, business acquisitions, debt repayments and payment of dividends. As well, the indenture governing the subordinated debt also contains certain restrictions on business acquisitions and the payment of dividends.

        Cash Flows from Operating Activities.    Cash provided from operating activities amounted to $404.3 million in fiscal 2005 compared with $314.2 million in fiscal 2004, an increase of $90.1 million, reflecting largely the contribution of Circle K for the full fiscal year. Cash flows at the level of net earnings plus depreciation and amortization, write-off of financing costs, loss on disposal of fixed and other assets and future income taxes amounted to $330.8 million (or $1.64 per share), an increase of $187.3 million or 130.5% over the $143.5 million (or $0.80 per share) generated during last fiscal year.

        Cash Flows from Investing Activities.    Net cash used in investing activities for the year ended April 24, 2005 amounted to $283.3 million, including $85.2 million for three small acquisitions comprising 49 stores. In fiscal 2004, net cash used in investing activities amounted to $761.2 million, including $984.3 million for the purchase of Circle K and $41.0 million for the purchase of 43 stores from Clark Retail Enterprise Inc. (Clark). In addition, investment in fixed assets amounted to $235.0 million, compared with $115.2 million for fiscal 2004. These capital expenditures were primarily for existing store improvements and equipment, new store development, information systems, expenditures related to motor fuel facilities in compliance with regulatory requirements and replacement of fixed assets damaged by the Florida hurricanes. Cash generated from sale and leaseback transactions amounted to $25.6 million in fiscal 2005 compared with $379.5 million in the prior year.

        Cash Flows from Financing Activities.    Cash generated from financing activities amounted to $4.6 million for fiscal 2005 including repayment of long-term debt of $8.1 million, offset by $0.2 million of issuance of long-term debt and $12.5 million cash received from the issue of shares on exercise of stock options. In fiscal 2004, we borrowed $1.12 billion in new long-term debt and raised an additional $220.5 million, net of related expenses, from the issue of 27.1 million Class B shares. The total proceeds were used to repay $239.3 million of the existing long-term debt and finance the Circle K acquisition. Additionally, we used the net proceeds from the sale and leaseback transactions of 322 Circle K properties and a portion of a cash surplus to repay a substantial $442.1 million of long-term debt.

Contractual Obligations and Commercial Commitments

        Set out below is a summary of our material contractual cash obligations as of April 24, 2005:

	2006	2007	2008	2009	2010	Thereafter	Total
	(in million of dollars)
Long-term debt	8.1	9.5	10.2	11.0	2.2	611.5	652.5
Capital lease obligations	1.1	0.9	0.7	0.6	0.6	2.6	6.5
Operating lease obligations	181.0	170.2	149.5	121.7	110.3	962.3	1,695.0
Purchase commitments	0.6	0.6	0.6	0.7	0.7	2.0	5.2

Total	190.8	181.2	161.0	134.0	113.8	1,578.4	2,359.2

        Long-Term Debt.    Couche-Tard's long-term debt consists of (i) $432.2 million (US$350.0 million) 7.5% Subordinated unsecured debt due 2013; (ii) a five-year $29.8 million (US$24.1 million) Term Loan "A" secured term loan that bears interest at the Canadian base rate or LIBOR, plus a variable margin based on our leverage ratio; (iii) a seven-year $183.4 million (US$148.5 million) Term Loan "B" secured term loan that bears interest at the U.S. base rate or LIBOR, plus a fixed margin; (iv) Circle K's 8.75% note payable due 2019 of $6.7 million (US$5.3 million) outstanding as of April 24, 2005; and (v) other long-term debt of $3.5 million.

        Capital Lease Obligations.    Couche-Tard has generally not used capital leases as a mean of financing; however some capital leases were assumed in connection with certain acquisitions. These obligations and related assets are included in our Consolidated Balance Sheets.

        Operating Lease Obligations.    We lease a substantial portion of our real estate using conventional operating leases. Generally our real estate leases in Canada are for primary terms of five to ten years and in the United States are for ten to 20 years, in both cases, with options to renew. These obligations and related assets are not included in our Consolidated Balance Sheets. Under certain of the store leases, we are subject to additional rentals based on store revenues as well as escalations in the minimum future lease amount.

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

        We are covered by insurance policies that have significant deductibles. At this time, we believe that we are adequately covered through the combination of insurance policies and self-insurance. Future losses which exceed insurance policy limits or, under adverse interpretations, are excluded from coverage would have to be paid out of general corporate funds. In association with our workers' compensation policies, we issue letters of credits as collateral for certain policies.

        We also issue surety bonds for a variety of business purposes, including bonds for taxes, lottery sales, wholesale distribution and alcoholic beverage sales. In most cases, the surety bonds are required by a municipality or state governmental agency as a condition of operating a store in that area.

Off-Balance Sheets Arrangements

        In the normal course of business, we finance certain of our activities off-balance sheets through operating leases for properties on which we conduct our retail business. The future commitments are included under "Operating Lease Obligations" in the table above.

Selected Quarterly Financial Information (Unaudited)

        The Company's 52-week reporting cycle is divided into four quarters of 12 weeks each except for the third quarter, which comprises 16 weeks. When a fiscal year, such as 2000, contains 53 weeks, the fourth quarter comprises 13 weeks. The following is a summary of selected consolidated financial information derived from the Company's unaudited interim consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

	52 weeks ended April 24, 2005				52 weeks ended April 25, 2004
Quarter Weeks	4th 12 weeks	3rd 16 weeks restated	2nd 12 weeks restated	1st 12 weeks restated	4th 12 weeks restated	3rd 16 weeks restated	2nd 12 weeks restated	1st 12 weeks restated
	(In millions of Canadian dollars except for per share data)
Revenues	2,408.9	2,922.7	2,393.1	2,491.1	2,289.0	1,765.0	937.5	880.9

Income before depreciation and amortization of fixed and other assets	84.4	112.8	109.7	132.4	80.3	52.7	53.1	47.7
Depreciation and amortization of fixed and other assets	26.5	32.1	24.4	23.3	27.0	25.5	12.7	12.0

Operating income	57.9	80.7	85.3	109.1	53.3	27.2	40.4	35.7

Financial expenses	9.1	12.5	8.6	8.7	12.7	11.7	3.1	3.6
Write-off of financing costs	—	—	—	—	9.7	2.8	—	—

Total financial expenses	9.1	12.5	8.6	8.7	22.4	14.5	3.1	3.6

Net earnings	40.0	44.3	49.9	65.3	20.0	7.8	25.7	22.0

Earnings per share
Basic	$0.20	$0.22	$0.25	$0.32	$0.10	$0.04	$0.15	$0.13
Diluted	$0.19	$0.22	$0.24	$0.32	$0.10	$0.03	$0.14	$0.13

        The quarterly financial information has been restated to reflect the impact of the accounting changes, the first one being the change in accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost and was applied retroactively. The other change relates to the change in accounting for depreciation and amortization of fixed assets and lease accounting, adopted in the fourth quarter of fiscal 2005 and applied retroactively. Both changes are described in the section "Accounting changes".

        Net earnings have substantially increased generally in tandem with the Company's major acquisitions and with earnings improvements from internal growth. It is important to note that the fourth quarter of 2004 included the results for Circle K for the entire quarter as we consolidated Circle K's results as of December 18, 2003.

        The influences of the volatility of motor fuel gross margin and seasonality have an impact on the variability of our quarterly net earnings. Since the acquisition of Circle K, motor fuel revenues have become a more significant segment of our business and therefore Couche-Tard's results are more sensitive to the volatility of motor fuel gross margins.

52-Week Period Ended April 25, 2004 Compared to the 52-Week Period Ended April 27, 2003

        During the 52-week period ended April 25, 2004, Couche-Tard completed two acquisitions for a total of 2,333 stores, opened 51 new stores and 47 QSRs, and reconfigured 173 stores with its Store 2000 Concept.

        For the 52-week period ended April 25, 2004, Couche-Tard achieved revenues of $5.87 billion, compared with $3.32 billion in 2003, a major increase of 76.8% or $2.55 billion, including $2.02 billion or 79.2%, which came from Circle K for the 130 day period from December 18, 2003 to April 25, 2004. The Company recorded 62.7% of its revenues in the United States, up from 37.9% in the previous fiscal year.

  •
  In the United States, revenues totalled $3.68 billion, an increase of $2.42 billion reflecting mainly the contribution of Circle K results from December 18, 2003 as well as the impact of the acquisition of the Dairy Mart Stores, the 43 Clark stores acquired in September 2003, the stores opened during the year and internal growth in the American network. Growth of average merchandise revenues per store (excluding Circle K for comparative purposes) was 3.9% over the prior year while growth of average motor fuel volume per store (excluding Circle K) was 6.4% over the prior year.

  •
  In Canada, revenues amounted to $2.19 billion, up 6.3%, or $129.3 million. Growth of average merchandise revenues per store was 3.1% compared with the previous year. Growth of average motor fuel volume per store was 6.7% over the previous year. Overall, Canadian markets performed well in difficult business conditions, including a decline in the number of tourists under the impact of SARS and reduced exports due to the exchange rate.

        Gross profit grew by 63.1% or $473.1 million to $1.22 billion, compared with $749.9 million for the previous year. This increase is mainly due to higher revenues, particularly from the Circle K acquisition, a higher motor fuel gross margin in Canada — somewhat offset by a decline in motor fuel gross margin in the United States.

  •
  Consolidated merchandise and service gross margin was 32.6% (including the Circle K results), reflecting the lower gross margin of Circle K due to its different product mix.

  •
  Motor fuel gross margin increased to 4.77¢ per litre in Canada, up from 4.64¢ per litre from the previous year. Motor fuel gross margin in the United States declined to 11.57¢US per gallon from 12.23¢US per gallon in the previous year. This decrease is attributable to the lower motor fuel margins experienced by Circle K in the first 45 days of the integration and the pressure on margins in the Midwest in the fourth quarter and a price war by two gasoline marketers in Kentucky.

        Operating, selling, administrative and general expenses increased by $393.6 million or 66.1% over the previous year. The increase is primarily attributable to the Circle K acquisition and, to a lesser extent, the Clark stores, the full impact of the Dairy Mart stores and the growth in the Canadian network. As a percentage of total revenues, operating, selling, administrative and general expenses declined by 1.1% due to lower operating costs associated with higher motor fuel revenues, which account for a larger proportion of total revenues.

        Depreciation and amortization of fixed and other assets grew by 67.5% to $77.2 million in fiscal 2004. This increase is due mainly to the acquisition of Circle K, the Clark stores, the full impact of the acquisition of Dairy Mart and store renovations.

        Financial expenses totalled $31.1 million, up $16.2 million or 108.7% over last year due to the higher borrowings to finance the Circle K acquisition. In addition, the Company recorded a pre-tax write-off of financing costs of $12.5 million related to the refinancing of existing debt in connection with the Circle K acquisition ($2.8 million) and to the repayment of a portion of the new debt from the proceeds of the sale and leaseback transactions completed in March and April 2004 and from the use of a portion of cash surplus ($9.7 million).

        Income taxes increased by $6.7 million, or 21.8%, to $37.5 million. The increase is due to a combination of an increase in pre-tax earnings, a rise in the provincial income tax rate in Ontario and a greater portion of pre-tax income coming from the U.S. operations which have a higher tax rate than Canada.

        Net earnings increased by $13.0 million, or 20.8%, to $75.5 million or $0.42 per share ($0.40 per share on a diluted basis), compared with $62.5 million or $0.37 per share ($0.36 per share on a diluted basis) in the previous year.

        Net earnings for fiscal 2004 were affected by the following unusual or uncontrollable items, which are presented on an after-tax basis:

  •
  a write-off of financing costs of $8.3 million or $0.04 per share on a diluted basis, related to the refinancing of existing debt in connection with the Circle K acquisition and the repayment of a portion of the new debt;

  •
  the rise in the corporate tax rate in Ontario, entailing an adjustment of future income taxes totalling $1.1 million and equivalent to one half a cent per share on a diluted basis;

  •
  and the negative impact of approximately $3.1 million due to the increase in the Canadian dollar, or $0.02 per share on a diluted basis.

Critical Accounting Policies and Estimates

        Estimates.    This MD&A is based on Couche-Tard's consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles require us to make certain estimates and assumptions that affect our financial position and results of operations as reflected in our financial statements. These assumptions and estimates are based on past events and expectations of future outcomes. On an ongoing basis, management reviews its estimates, including those relating to supplier rebates, environmental costs and asset retirement obligations based on available information. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from the estimates.

        Inventory.    Couche-Tard's inventory is comprised mainly of products purchased for resale including grocery items, tobacco products, packaged and fresh food products, motor fuel and lottery tickets. Inventories are valued at the lesser of cost and net realizable value. Cost is generally determined by the retail method for in-store merchandise, the average cost method for motor fuel inventory and first-in first-out for distribution centres. Inherent in the determination of gross profit margins are certain management judgments and estimates, which could affect ending inventory valuations and results of operations.

        Impairment of long-lived assets.    Couche-Tard evaluates long-lived assets other than goodwill for indicators of impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. The Company's judgments regarding the existence of impairment indicators are based on market conditions and operational performance. The variability of these factors depends on a number of conditions, including uncertainty about future events. These factors could cause the Company to conclude that impairment indicators exist and require that impairment tests be performed, which could result in determining that the value of certain long-lived assets is impaired, resulting in a write-down of such long-lived assets.

        Goodwill is evaluated for impairment annually, or more often if events or changes in circumstances indicate that the value of certain goodwill may be impaired. This evaluation requires management to make judgments relating to future cash flows, growth rates, economic and market conditions. These evaluations are based on discounted cash flows. If assumptions are incorrect, the carrying value of our goodwill may be overstated. Couche-Tard's annual impairment test is performed in the first quarter of each fiscal year.

        Environmental Matters.    The Company provides for estimated future site remediation costs to meet government standards for known site contamination when such costs can be reasonably estimated. Estimates of the anticipated future costs for remediation activities at such sites are based on the Company's prior experience with remediation sites and consideration of other factors such as the condition of the site contamination, location of sites and experience with contractors that perform the environmental assessments and remediation work.

        In each of the U.S. states in which the Company operates, except Michigan, Iowa, Florida, Texas and Washington, there is a state fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up contamination to the environment caused by the usage of underground equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. The Company pays the registration fees and remits the sales taxes to the states where it is a member of the trust fund. Insurance coverage is different in the various states and can be as much as US$1.0 million per site.

        Should the estimated future remediation expenditures or state reimbursement amounts change, it could have a material adverse effect on the financial condition and results of operations.

        Income Taxes.    Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgment regarding the financial statement carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results and the timing of reversal of temporary differences and possible audits of tax fillings by the regulatory authorities. Management believes it has adequately provided for income taxes based on current available information.

        Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheet, a charge or credit to income tax expense in the consolidated statement of earnings and may result in cash payments or receipts.

        Insurance and Workers' Compensation.    Couche-Tard uses a combination of insurance, self-insured retention, and self-insurance for a number of risks including workers' compensation (in certain states), property damage, and general liability claims. Accruals for loss incidences are made based on Couche-Tard's claims experience and actuarial assumptions followed in the insurance industry. A material revision to Couche-Tard's liability could result from a significant change to its claims experience or the actuarial assumptions of its insurers. Actual losses could differ from accrued amounts. Workers' compensation is covered by government-imposed insurance in Canada and by third-party insurance in our United States operations, except in certain states where Couche-Tard is self-insured. With respect to the third-party insurance in the United States, independent actuarial estimates of the aggregate liabilities for claims incurred serve as a basis for Couche-Tard's share of workers' compensation losses.

ACCOUNTING CHANGES

Accounting for fixed assets and lease accounting

        During the year, the Company undertook a review of its depreciation and amortization policies for all of its fixed assets and of its lease accounting policies. Previously, the Company used the diminishing balance method at various rates to calculate depreciation, except for Circle K where the straight-line method was used. In addition, leasehold improvements were amortized over the shorter of the term of the lease plus renewal periods or their useful lives and rent expense was recorded over the committed lease period, and did not take into account future rent escalations included in the lease term.

        As a result of the review and an in depth study of the useful lives of its fixed assets, the Company decided to change its accounting policy for depreciation and amortization of fixed assets to use the straight-line method throughout the Company. This method is more representative of the actual useful lives of the assets and provides uniformity within the Company. This change has been applied retroactively and prior years financial statements have been restated.

        Following a review of its lease accounting policies and the relevant accounting literature, the Company has determined it should amortize its leasehold improvements over the shorter of their useful lives and the term of the lease. Moreover, the Company decided it should record lease expense using the straight-line method. Accordingly, the Company has restated previously reported financial statements to reflect these changes.

        The impact of those changes as of April 25, 2004 is a decrease in fixed assets of $13.6 million, an increase in net future income tax assets of $8.8 million, an increase in accounts payable and accrued liabilities of $0.8 million, an increase in deferred credits and other liabilities of $11.0 million, a reduction in retained earnings of $16.8 million and an increase to the cumulative translation adjustments balance of $0.2 million.

        For 2005, the impact of this change resulted in a $2.2 million increase of the depreciation expense ($2.2 million in 2004 and $1.0 million in 2003), a $4.4 million increase in lease expense ($2.6 million in 2004 and $1.8 million in 2003) and in a $4.7 million decrease of net earnings ($3.6 million in 2004 and $2.9 million in 2003). The impact on diluted earnings per share is a decrease of $0.02 in 2005, 2004 and 2003.

Consolidation of variable interest entities

        During the year, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline No.15 (AcG-15) "Consolidation of Variable Interest Entities (VIEs)" that came into effect November 1, 2004. This guideline clarifies and addresses the application of consolidation guidance to those entities defined as VIEs which are entities that are subject to control on a basis other than voting interests. Such entities should be consolidated by the primary beneficiary, which is the entity that will absorb a majority of the VIE's expected losses or will receive a majority of its expected residual returns, or both.

        The implementation of this guideline did not have any impact on the Company's financial statements.

Asset retirement obligations

        During the year, the Company adopted the new CICA Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. Accordingly, under the new standard, the fair value of the future retirement costs of the Company's underground motor fuel storage tanks is recorded as a liability on a discounted basis when it is incurred and an equivalent amount is capitalized to fixed assets. The initial recorded obligation, which has been discounted using the Company's credit-adjusted risk free-rate, will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The Company amortizes the initial amount capitalized to fixed assets and recognizes accretion expense in connection with the discounted liability over the estimated remaining useful life of the underground motor fuel storage tanks.

        The new standard has been applied retroactively and financial statements of the prior periods have been restated. The impact of this change as of April 25, 2004 is an increase in fixed assets of $17.5 million, an increase in asset retirement obligations of $21.6 million, an increase in net future income tax asset of $1.8 million, a reduction in retained earnings of $2.5 million and an increase to the cumulative translation adjustments balance of $0.2 million.

        For 2005, 2004 and 2003, the impact on net earnings is a decrease of $2.3 million, $0.4 million and $0.6 million, respectively (a decrease of $0.01 per share on a diluted basis in 2005, nil in 2004 and 2003).

Stock-based compensation and other stock-based payments

        Effective April 26, 2004, the Company adopted the amended recommendations of the CICA relating to Section 3870, "Stock-based Compensation and Other Stock-based Payments". These amendments require that stock-based compensation costs be measured at the grant date of the award based on the fair value method for all transactions entered into beginning on or after January 1, 2002. The Company chose to apply these amendments retroactively, without restating prior periods, for stock options granted since April 29, 2002. The fair value of the stock options is recognized over the vesting period as compensation expense with a corresponding increase in contributed surplus. When stock options are exercised, the corresponding contributed surplus is transferred to capital stock.

        The retroactive treatment of these recommendations resulted in a decrease of $3.2 million in opening retained earnings with a corresponding increase in contributed surplus.

Recording of certain consideration received from a vendor

        On January 31, 2005, the Company adopted both early and retroactively the amended recommendations of the Emerging Issues Committee of the CICA relating to the third topic of Abstract 144 (EIC-144), "Accounting by a Customer (including a Reseller) for Certain Consideration Received From a Vendor". These amendments address the recognition, measurement and disclosure requirements for vendor rebates and state that those rebates must be recognized when probable and reasonably estimable. Therefore, vendor rebates recognized in earnings and for which the full requirements for entitlement have not yet been met would be disclosed.

        The implementation of these new recommendations did not have any impact on the Company's financial statements.

Recently Issued Accounting Standards

        On January 27, 2005, the CICA Accounting Standards Board (AcSB) issued Section 1530, "Comprehensive Income", Section 3855, "Financial Instruments — Recognition and Measurement" and Section 3865, "Hedges". These new sections are effective for interim and annual periods beginning after October 1, 2006 and provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Additionally, these sections introduce a new component of equity referred to as comprehensive income.

        Section 1530 requires companies to disclose comprehensive income, which includes, in addition to net income, comprehensive income consisting primarily of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders' equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activities, and unrealized gains and losses on certain investment securities.

        In June 2005, the CICA AcSB issued Section 3831, "Non-Monetary Transactions" which replaces Section 3830, "Non-Monetary Transaction". The main feature of this new section is a general requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value, unchanged from the requirement in former Section 3830. However, an asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when certain conditions are met. The "commercial substance" criterion replaces the "culmination of the earnings process" criterion in former Section 3830. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006.

        The Company does not expect that these recommendations will have a material impact on its consolidated results of operations and financial condition.

Business Risks

        Increases and volatility in crude oil prices and volatility in wholesale petroleum pricing and supply could affect our revenues and gross profit. As a result of our expansion in the United States, our motor fuel revenues have become a greater component of total revenues. For the 52 weeks ending April 24, 2005, our motor fuel revenues represented approximately 53% of total revenues and our motor fuel gross profit accounted for approximately 20% of our total gross profit. Crude oil and domestic wholesale petroleum markets display significant volatility. Since we typically have no more than a four to five-day supply of motor fuel, we are susceptible to interruptions in the supply of motor fuel at our facilities. General political conditions and instability in oil producing regions, particularly in the Middle East and South America, could significantly and adversely affect crude oil supplies and wholesale petroleum costs. Local supply interruptions may also occur. For example, in August 2003, a cracked pipeline interrupted the supply of motor fuel to the greater Phoenix area. In addition, any new standards that the U.S. Environmental Protection Agency may impose on petroleum refining that would necessitate changes in the refining process could limit the volume of petroleum products available from refiners in the future. Volatility in wholesale petroleum supply and costs could result in significant changes in the retail price of petroleum products and in lower fuel gross margin per gallon or litre. In addition, changes in the retail price of petroleum products could dampen consumer demand for motor fuel. These factors could materially influence our motor fuel volume, motor fuel gross profit and overall customer traffic, which, in turn, could have a material adverse effect on our operating results and financial condition.

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

        We are subject to federal, provincial, state and local environmental laws, and the costs of compliance could require substantial capital expenditures. Our operations are subject to a variety of environmental laws and regulations, including those relating to emissions to the air, discharges into water, releases of hazardous and toxic substances, and remediation of contaminated sites. Under various federal, provincial, state and local laws and regulations, we may, as the owner or operator, be liable for the costs of removal or remediation of contamination at our current stores or our former stores, whether or not we knew of, or were responsible for, the presence of such contamination. In particular, as an owner and operator of motor fuelling stations, we face risks relating to petroleum product contamination, which other convenience store operators not engaged in such activities would not face. The remediation costs and other costs required to clean up or treat contaminated sites could be substantial. Contamination on and from our current or former stores may subject us to liability to third parties or governmental authorities for injuries to persons, property or natural resources and may adversely affect our ability to sell or rent our properties or to borrow money using such properties as collateral.

        In the United States, persons who dispose of or arrange for the disposal or treatment of hazardous or toxic substances away from stores may also be liable for the costs of removal or remediation of such substances at the disposal sites even if such sites are not owned by such persons. Although we do not typically arrange for the treatment or disposal of large quantities of hazardous or toxic substances from any location, our current and historic operation of many stores and the disposal of contaminated soil and groundwater wastes generated during cleanups of contamination at such stores could expose us to such liability.

        We are subject to extensive environmental laws and regulations regulating underground storage tanks and vapour recovery systems. Compliance with existing and future environmental laws regulating such tanks and systems may require significant expenditures. In the United States, we pay fees to state "leaking underground storage tank" trust funds in states where they exist. These state trust funds are expected to pay or reimburse us for remediation expenses related to contamination associated with underground storage tanks subject to their jurisdiction. Such payments are always subject to a deductible paid by us, specified per incident caps and specified maximum annual payments which vary among the funds. As well, such funds may have eligibility requirements, which not all of our sites will meet. To the extent state funds, or other responsible parties do not pay or delay payments for remediation, we will be obligated to make these payments, which could materially adversely affect our financial condition and results of operations. We cannot assure that these funds or responsible third parties are or will continue to remain viable.

        The nature of our motor fuel operations and those we acquire present risks of soil and groundwater contamination. In the future, we may incur substantial expenditures for remediation of contamination that has not been discovered at existing stores or at stores which we may acquire. We believe that a significant number of our current stores may be contaminated and expect to discover that contamination through the normal operation of our business in the future. We regularly monitor our facilities for environmental contamination and take reserves on our financial statements to cover potential environmental remediation and compliance costs, as we consider appropriate. However, we cannot assure that the liabilities for which we have taken reserves are the only environmental liabilities relating to our current and former stores, that material environmental conditions not known to us do not exist, that future laws or regulations will not impose material environmental liability on us or that our actual environmental liabilities will not exceed our reserves. In addition, failure to comply with any environmental regulations or an increase in regulations could materially and adversely affect our operating results and financial condition.

        Future tobacco legislation, campaigns to discourage smoking, increases in tobacco taxes and wholesale cost increases of tobacco products could have a material adverse impact on our revenues and profit. Tobacco products represent our largest product category of merchandise and service revenues. For fiscal year ended April 24, 2005, revenues of tobacco products were approximately 37% of total merchandise and service revenues. Significant increases in wholesale cigarette costs and tax increase on tobacco products, as well as future legislation and national and local campaigns to discourage smoking in the United States and Canada, may have an adverse effect on the demand for tobacco products, and therefore reduce our revenues and profits.

        Competitive pressures in our markets can make it difficult to pass price increases on to our customers. These factors could materially and adversely affect our retail price of cigarettes, cigarette unit volume and revenues, merchandise gross profit and overall customer traffic. Because we derive a large percentage of our revenues from tobacco products, reduced revenues of tobacco products or smaller margins on the revenues we make could have a material adverse effect on our operating results and financial condition.

        Because we depend on the experience and industry knowledge of our management, we would be adversely affected if members of our management team left us. Our senior management team and the heads of our operating divisions who are principally responsible for our operations under our decentralized management structure are key elements of our business operations. Our future success depends on our ability to retain this team. If, for any reason, our senior executives and divisional vice-presidents do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We do not enter into employment agreements or non-competition agreements with our officers. Although we believe that current management will remain active in the business and that we will continue to be able to attract and retain other talented personnel and replace key personnel should the need arise, competition in recruiting replacement personnel could be significant. If we are not successful in retaining our key personnel or replacing them, our business, financial condition or results of operations could be adversely affected.

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

        In addition, future acquisitions could result in the incurrence of additional debt, costs and contingent liabilities. We may also incur costs and divert management attention for potential acquisitions, which are never consummated. For acquisitions we do consummate, expected synergies may not materialize. Our failure to effectively address any of these issues could adversely affect our results of operations, financial condition and ability to service debt, including the subordinated debt.

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

        We may experience difficulties in executing key aspects of our business strategy or in differentiating ourselves from our competitors. The future success of our business is highly dependent upon effectively implementing our business strategy and differentiating ourselves from our competitors. We may experience difficulties in executing key aspects of our business strategy. For example, we may be limited in our ability to implement our Store 2000 Concept in additional stores because of a number of factors, including limited capital expenditure resources and restrictions contained in our senior credit facility. In addition, our in-store branding strategies may be less successful than we anticipate in increasing our gross margins. We may be unable to obtain new QSR franchises, and it is possible that our existing QSR franchises would be cancelled. We may also be less successful than anticipated in achieving volume-purchasing benefits. Furthermore, we may experience difficulty in differentiating ourselves from our competitors if our competitors are able to successfully employ business strategies similar to ours or if market conditions or demographics reduce what we believe to be our competitive advantages.

        We are subject to government regulations relating to, among other things, alcohol, tobacco and minimum wage. Our business and properties are subject to governmental laws and regulations including, but not limited to, employment laws and regulations, regulations governing the sale of alcohol and tobacco, minimum wage requirements and other laws and regulations.

        In certain areas where our stores are located, provincial, state or local laws limit the stores' hours of operation or their sale of alcoholic beverages, tobacco products, possible inhalants and lottery tickets, in particular to minors. Failure to comply with these laws could adversely affect our revenues and results of operations because these state and local regulatory agencies have the power to revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies.

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

        We are subject to short-term interest rate fluctuations. Since approximately 98% of our long-term debt is directly or indirectly (through interest rate swaps) based on variable interest rate of no longer than six months in duration, the Company can experience interest expense variances solely based on changes in short-term interest rates.

        We are subject to currency exchange risk. A substantial portion of our revenues comes from the United States. In our consolidated financial statements, we translate our U.S. results into Canadian dollars based on average exchange rates prevailing during a reporting period or the exchange rate at the end of the period. During times of a strengthening Canadian dollar, at a constant level of business, our reported U.S. revenues and earnings will be reduced because the U.S. results will translate into relatively lower Canadian dollars.

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

        Lawsuits relating to tobacco products. We sell cigarettes and other tobacco-related products at all of our convenience stores. In addition, Couche-Tard sells brands of cigarettes that are manufactured to be sold by it on an exclusive basis. We are not currently a named party in any health-related tobacco litigation. However, various health-related legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising and marketing of cigarettes have been brought against vendors of tobacco products and may be instituted against us in the future. Damages in amounts escalating into the hundreds of millions and even billions of dollars have been pleaded in suits brought against vendors of cigarettes. An unfavorable verdict against us in any health-related suit could adversely affect our financial condition and ability to pay interest and principal on our debts. Moreover, we have not established any reserves for the payment of expenses or adverse results related to any potential health-related litigation.

        Changes in regional economic conditions may influence the retail industry, consumer preferences and spending patterns. Our revenues may be negatively influenced by changes in regional or local economic variables and consumer confidence. External factors that affect economic variables and consumer confidence and over which we exercise no influence include unemployment rates, levels of personal disposable income and regional or local economic conditions. Changes in economic conditions could adversely affect consumer spending patterns, travel and tourism in certain of our market areas. Some of our stores are located in coastal, resort or tourist destinations and, historically, travel and consumer behavior in such markets is more severely affected by weak economic conditions.

        We may be subject to losses that might not be covered in whole or in part by our insurance coverage. We carry comprehensive liability, fire and extended coverage insurance on most of our facilities, with policy specifications and insured limits customarily carried in our industry for similar properties. The cost of our insurance policies has increased recently. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or not economically practical. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in that property, as well as the anticipated future revenues derived from the retailing activities conducted at that property, while remaining obligated for any mortgage debt or other financial obligations related to the property. Any such loss could adversely affect our business, results of operations or financial condition.

        Acts of war and terrorism could impact our business. Acts of war and terrorism could impact general economic conditions and the supply and price of crude oil. In addition, these events may cause damage to our retail facilities and disrupt the supply of the products and services we offer in our stores. In times of uncertainty, people also tend to travel less and spend more time at home. All these factors could impact our revenues, operating results and financial condition.

Other risks

        Motor Fuel Margin risk.    With the purchase of Circle K, which has a large component of its business in motor fuel, we are more sensitive to the changes in the motor fuel gross margin. For example, in fiscal 2005, a change of U.S. one cent per gallon would have resulted in a change of US$17.7 million in the motor fuel gross profit. Such amount would impact net earnings by $0.08 per share ($0.07 per share on a diluted basis).

        Credit card expense risk.    The majority of our credit card expense is based on retail prices of motor fuel. We are exposed to significant fluctuations in credit card expense as a result of the large increase in motor fuel selling prices particularly in our U.S. markets. For example, based on fiscal 2005, for each ten cent US increase in the retail selling price of a U.S. gallon of motor fuel, the credit card expense would have increased by approximately US$2.4 million. In Canada, for each ten cent increase in the selling price of a litre of motor fuel, credit card expenses would have increased by approximately $0.9 million. Such amounts would impact, in the aggregate, net earnings by $0.01 per share on a diluted basis.

        Interest Rate Risk.    We are exposed to market risk relating to changes in interest rates relating to our variable rate debt. We have a significant amount of debt, $645.4 million of which, in effect, bears interest at floating rates, including $432.2 million 7.5% Subordinated unsecured debt that are subject to the interest rate swap. Our total annual interest expense, assuming interest rates as they were in effect on April 24, 2005, would be approximately $39.8 million. A one-percentage point increase in interest rates would increase our total annual interest expense by $6.5 million or $0.02 per share on a diluted basis.

        Foreign Exchange Risk.    Our investment in assets in the United States has been financed, in part, by U.S. dollar denominated debt. This strategy reduces the impact on our net U.S. assets relating to fluctuations in the value of the Canadian dollar relative to the U.S. dollar. The foreign exchange exposure as of April 24, 2005 is set out below (in millions):

Net U.S. assets	US$	838
Interest bearing debt denominated in U.S. dollars	US$	529
Net U.S. assets less interest bearing debt denominated in U.S. dollars	US$	309

        For 2005, a one cent change in the exchange rate would result approximately in a $1.9 million change in operating income.

        There was a negative impact to our 2005 pre-tax income of approximately $8.9 million due to the increase in the Canadian dollar relative to the U.S. dollar.

        Seasonality and natural disasters.    Weather conditions can have an impact on our revenues as historical purchase patterns indicate that our customers increase their transactions and also purchase higher margin items when weather conditions are favorable. Consequently, our results are seasonal and typically more profitable during the summer months. Motor fuel volumes and margins are also seasonal as volumes increase during the summer driving season as well as margins. Motor fuel margins are subject to fluctuation due to supply changes and can differ from historical norms. We have operations in the Southeast and Westcoast regions of the United States and although these regions are generally known for their mild weather, these regions are susceptible to severe storms including hurricanes, like we experienced in fiscal 2005, as well as earthquakes in the West coast region and other natural disasters. We could be also impacted by other occurrences in these regions such as energy shortages or increase in energy prices. Consequently, our operating results and cash flow from operations could be adversely affected.

Outlook

        The Company had a very successful year in 2005, ending the year in a strong position with $312.0 million cash, interest bearing debt of $655.6 million and total equity of $905.4 million.

        The Company generated cash flows of $404.3 million while investing in $320.2 million in capital represented by fixed assets and small business acquisitions. We believe that the financial strength of the Company and the allocation of our financial resources will form the basis of continued successful implementation of our operating strategies. We will continue to invest capital in our existing store base with a target in fiscal 2006 of adding approximately 400 stores with our Store 2000 Concept, approximately 60 QSR's and approximately 100 new store locations through new store development and small acquisitions.

        For fiscal 2006, we are optimistic about our opportunities while recognizing that growth in earnings is dependent on various external factors, including the impact of the foreign exchange, motor fuel gross margin and credit card expenses.

        We will continue to focus our resources on innovation, introduction of new products and services to satisfy our customers' needs.

        July 12, 2005

Alimentation Couche-Tard Inc.
Consolidated Financial Statements
April 24, 2005, April 25, 2004 and April 27, 2003

Auditors' Report

To the Board of Directors of
Alimentation Couche-Tard Inc.

        We have audited the consolidated balance sheets of Alimentation Couche-Tard Inc. as at April 24, 2005 and April 25, 2004 and the consolidated statements of earnings, contributed surplus, retained earnings and cash flows for each of the years in the three-year period ended April 24, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 24, 2005 and April 25, 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended April 24, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ Raymond Chabot Grant Thornton, LLP.

Chartered Accountants
Montréal, Canada

June 10, 2005

Comments by Auditors for U.S. Readers
on Canada-U.S. Reporting Differences

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to the Board of Directors dated June 10, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Raymond Chabot Grant Thornton, LLP.

Chartered Accountants
Montréal, Canada

June 10, 2005

CONSOLIDATED EARNINGS

Years ended April 24, 2005, April 25, 2004 and April 27, 2003
(in millions of Canadian dollars, except per share amounts)

	2005	2004 restated (Note 3)	2003 restated (Note 3)
	$	$	$
Revenues	10,215.8	5,872.4	3,315.2
Cost of sales	8,232.9	4,649.4	2,565.3

Gross profit	1,982.9	1,223.0	749.9

Operating, selling, administrative and general expenses	1,543.6	989.2	595.6
Depreciation and amortization of fixed and other assets (Note 6)	106.3	77.2	46.1

	1,649.9	1,066.4	641.7

Operating income	333.0	156.6	108.2
Financial expenses (Note 6)	38.9	31.1	14.9

Earnings before income taxes and write-off of financing costs	294.1	125.5	93.3
Write-off of financing costs (Note 16)	—	12.5	—

Earnings before income taxes	294.1	113.0	93.3
Income taxes (Note 7)	94.6	37.5	30.8

Net earnings	199.5	75.5	62.5

Earnings per share (Note 8)
Basic	0.99	0.42	0.37
Diluted	0.97	0.40	0.36

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CONTRIBUTED SURPLUS

Years ended April 24, 2005, April 25, 2004 and April 27, 2003
(in millions of Canadian dollars)

	2005	2004	2003
	$	$	$
Balance, beginning of year, as previously reported	1.2	1.2	1.2
Impact of change in accounting for stock options (Note 3)	3.2	—	—

Balance, beginning of year, as restated	4.4	1.2	1.2
Stock-based compensation	3.2	—	—
Fair value of stock options exercised	(0.1)	—	—

Balance, end of year	7.5	1.2	1.2

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED RETAINED EARNINGS

Years ended April 24, 2005, April 25, 2004 and April 27, 2003
(in millions of Canadian dollars)

	2005	2004 restated (Note 3)	2003 restated (Note 3)
	$	$	$
Balance, beginning of year, as previously reported	260.9	183.5	117.5
Impact of accounting changes (Note 3)	(22.5)	(15.2)	(11.7)

Balance, beginning of year, as restated	238.4	168.3	105.8
Net earnings	199.5	75.5	62.5

	437.9	243.8	168.3
Share issue expenses (net of future income taxes of $1.0)	—	2.2	—

Balance, end of year	437.9	241.6	168.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS

Years ended April 24, 2005, April 25, 2004 and April 27, 2003

(in millions of Canadian dollars)

	2005	2004 restated (Note 3)	2003 restated (Note 3)
	$	$	$
Operating activities
Net earnings	199.5	75.5	62.5
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of fixed and other assets, net of amortization of deferred credits	95.0	69.5	43.6
Write-off of financing costs	—	12.5	—
Loss on disposal of fixed and other assets	2.2	3.3	3.1
Future income taxes	34.1	(17.3)	8.5
Deferred credits	17.1	12.1	0.9
Other	(2.1)	(0.1)	0.8
Changes in non-cash working capital items (Note 9)	58.5	158.7	22.0

Cash flows from operating activities	404.3	314.2	141.4

Investing activities
Business acquisitions (Note 5)	(85.2)	(1,025.3)	(156.2)
Liabilities assumed on business acquisitions	(6.6)	(2.2)	—
Purchase of fixed assets	(235.0)	(115.2)	(86.8)
Proceeds from sale and leaseback transactions	25.6	379.5	—
Proceeds from disposal of fixed and other assets	26.3	5.2	3.5
Other assets	(8.4)	(3.2)	(3.5)

Cash flows used in investing activities	(283.3)	(761.2)	(243.0)

Financing activities
Bank indebtedness	—	—	(7.5)
Issuance of long-term debt, net of financing costs	0.2	1,123.5	180.2
Repayment of long-term debt	(8.1)	(741.9)	(40.8)
Issuance of shares, net of share issue expenses	12.5	224.0	4.5

Cash flows from financing activities	4.6	605.6	136.4
Effect of exchange rate fluctuations on cash and cash equivalents	(22.9)	2.3	0.7

Net increase in cash and cash equivalents	102.7	160.9	35.5
Cash and cash equivalents, beginning of year	209.3	48.4	12.9

Cash and cash equivalents, end of year	312.0	209.3	48.4

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Years ended April 24, 2005, April 25, 2004

(in millions of Canadian dollars)

	2005	2004 restated (Note 3)
	$	$
Assets
Current assets
Cash and cash equivalents	312.0	209.3
Accounts receivable (Note 10)	135.5	128.5
Income taxes receivable	39.0	—
Inventories (Note 11)	364.8	374.8
Prepaid expenses	12.4	16.4
Future income taxes (Note 7)	21.3	27.8

	885.0	756.8
Fixed assets (Note 12)	1,002.7	902.5
Trademarks and licenses	213.0	214.5
Goodwill	277.7	278.9
Other assets (Note 13)	57.4	59.8
Future income taxes (Note 7)	2.0	33.8

	2,437.8	2,246.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 15)	747.0	660.6
Income taxes payable	—	36.5
Future income taxes (Note 7)	0.1	—
Current portion of long-term debt (Note 16)	8.6	6.0

	755.7	703.1
Long-term debt (Note 16)	647.0	724.5
Deferred credits and other liabilities (Note 17)	89.8	77.3
Future income taxes (Note 7)	39.9	13.4

	1,532.4	1,518.3

Shareholders' equity
Capital stock (Note 18)	498.2	485.7
Contributed surplus	7.5	1.2
Retained earnings	437.9	241.6
Cumulative translation adjustments (Note 20)	(38.2)	(0.5)

	905.4	728.0

	2,437.8	2,246.3

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

By:	/s/ ALAIN BOUCHARD Alain Bouchard Director	By:	/s/ RICHARD FORTIN Richard Fortin Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 24, 2005, April 25, 2004 and April 27, 2003

(in millions of Canadian dollars, except per share amounts)

1.     GOVERNING STATUTES AND NATURE OF OPERATIONS

        The Company is incorporated under the Companies Act (Quebec).

        The Company owns and licenses approximately 4,850 convenience stores across North America of which approximately 3,600 are company operated and generate income primarily from the sales of tobacco products, grocery items, beverages, fresh food offerings, including quick service restaurants, motor fuel and other products and services.

2.     YEAR END DATE AND BASIS OF PRESENTATION

        The Company's year end is the last Sunday of April of each year. For comparative purposes, the years ended April 24, 2005, April 25, 2004 and April 27, 2003 are referred to as 2005, 2004, and 2003.

        The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

3.     ACCOUNTING CHANGES

2005

Accounting for fixed assets and lease accounting

        During the year, the Company undertook a review of its depreciation and amortization policies for all of its fixed assets and of its lease accounting policies. Previously, the Company used the diminishing balance method at various rates to calculate depreciation, except for Circle K where the straight-line method was used. In addition, leasehold improvements were amortized over the shorter of the term of the lease plus renewal periods or their useful lives and rent expense was recorded over the committed lease period, and did not take into account future rent escalations included in the lease term.

        As a result of the review and an in depth study of the useful lives of its fixed assets, the Company decided to change its accounting policy for depreciation and amortization of fixed assets to use the straight-line method throughout the Company. This method is more representative of the actual useful lives of the assets and provides uniformity within the Company. This change has been applied retroactively and prior years financial statements have been restated.

        Following a review of its lease accounting policies and the relevant accounting literature, the Company has determined it should amortize its leasehold improvements over the shorter of their useful lives or the lease term. Moreover, the Company decided it should record lease expense using the straight-line method. Accordingly, the Company has restated previously reported financial statements to reflect these changes.

        The impact of those changes as of April 25, 2004 is a decrease in fixed assets of $13.6, an increase in net future income tax assets of $8.8, an increase in accounts payable and accrued liabilities of $0.8, an increase in deferred credits and other liabilities of $11.0, a reduction in retained earnings of $16.8 and an increase to the cumulative translation adjustments balance of $0.2.

        For 2005, the impact of this change resulted in a $2.2 increase of the depreciation expense ($2.2 in 2004 and $1.0 in 2003), a $4.4 increase in lease expense ($2.6 in 2004 and $1.8 in 2003) and in a $4.7 decrease of net earnings ($3.6 in 2004 and $2.9 in 2003). The impact on diluted earnings per share is a decrease of $0.02 in 2005, 2004 and 2003.

Consolidation of variable interest entities

        During the year, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline No.15 (AcG-15) "Consolidation of Variable Interest Entities" (VIEs) that came into effect November 1, 2004. This guideline clarifies and addresses the application of consolidation guidance to those entities defined as VIEs which are entities that are subject to control on a basis other than voting interests. Such entities should be consolidated by the primary beneficiary, which is the entity that will absorb a majority of the VIE's expected losses or will receive a majority of its expected residual returns, or both.

        The implementation of this guideline did not have any impact on the Company's financial statements.

Asset retirement obligations

        During the year, the Company adopted the new CICA Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. Accordingly, under the new standard, the fair value of the future retirement costs of the Company's underground motor fuel storage tanks is recorded as a liability on a discounted basis when it is incurred and an equivalent amount is capitalized to fixed assets. The initial recorded obligation, which has been discounted using the Company's credit-adjusted risk free-rate, will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The Company amortizes the initial amount capitalized to fixed assets and recognizes accretion expense in connection with the discounted liability over the estimated remaining useful life of the underground motor fuel storage tanks.

        The new standard has been applied retroactively and financial statements of the prior periods have been restated. The impact of this change as of April 25, 2004 is an increase in fixed assets of $17.5, an increase in asset retirement obligations of $21.6, an increase in net future income tax assets of $1.8, a reduction in retained earnings of $2.5 and an increase to the cumulative translation adjustments balance of $0.2.

        For 2005, 2004 and 2003, the impact on net earnings is a decrease of $2.3, $0.4 and $0.6, respectively (a decrease of $0.01 per share on a diluted basis in 2005, nil in 2004 and 2003).

Stock-based compensation and other stock-based payments

        Effective April 26 2004, the Company adopted the amended recommendations of the CICA relating to Section 3870, "Stock-based Compensation and Other Stock-based Payments". These amendments require that stock-based compensation costs be measured at the grant date of the award based on the fair value method for all transactions entered into for years beginning on or after January 1, 2002. The Company chose to apply these amendments retroactively, without restating prior periods, for stock options granted since April 29, 2002. The fair value of the stock options is recognized over the vesting period as compensation expense with a corresponding increase in contributed surplus. When stock options are exercised, the corresponding contributed surplus is transferred to capital stock.

        Prior to April 29, 2002, the Company recorded no compensation cost for its stock options granted to employees but provided, in its notes to the financial statements, pro forma disclosures of net earnings and earnings per share as if the fair value based method of accounting had been applied.

        The retroactive treatment of these recommendations resulted in a decrease of $3.2 in opening retained earnings with a corresponding increase in contributed surplus (See Note 19).

Recording of certain consideration received from a vendor

        On January 31, 2005, the Company adopted both early and retroactively the amended recommendations of the Emerging Issues Committee of the CICA relating to the third topic of Abstract 144 (EIC-144), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor". These amendments address the recognition, measurement and disclosure requirements for vendor rebates and state that those rebates must be recognized when probable and reasonably estimable. Therefore, vendor rebates recognized in earnings and for which the full requirements for entitlement have not yet been met would be disclosed. The implementation of these new recommendations did not have any impact on the Company's financial statements.

Generally accepted accounting principles

        In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles" which establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The application of these new standards had no impact on the Company's financial statements.

2004

Recording of certain consideration received from a vendor

        In January 2004, the Emerging Issues Committee of the CICA released EIC-144, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor". Under this new standard, certain cash consideration received from a vendor should be considered as an adjustment of the prices of the vendor's products and, therefore should be characterized as a reduction of cost of sales and related inventories when recognized in the financial statements. Certain exceptions apply if the consideration is a payment for assets or services delivered to the vendor or for reimbursement of selling costs incurred to promote the vendor's products, provided that certain conditions are met.

        The Company adopted these new recommendations both early and retroactively on January 30, 2004 and financial statements from prior years have been restated. The impact of this change as of April 27, 2003 resulted in a decrease of $8.9 of inventories, an increase of $0.9 in goodwill, an increase in net future income tax assets of $3.5, a reduction of $4.6 in retained earnings and a decrease to the cumulative translation adjustments balance of $0.1.

        For the year ended April 25, 2004, application of EIC-144 resulted in a $1.0 increase ($0.3 in 2003) in the cost of goods sold and a decrease in net earnings of $0.7 ($0.2 in 2003).

Impairment of long-lived assets

        In December 2002, the CICA issued Handbook Section 3063 entitled "Impairment of Long-lived Assets". This section sets out standards for recognizing, measuring and reporting the impairment of long-lived assets. It supersedes the write-down provisions included in Section 3061, "Property, Plant and Equipment". This new section requires that the Company recognizes an impairment loss for long-lived assets to be kept and used when events or changes in circumstances result in their carrying amount exceeding the sum of the undiscounted cash flows expected to result from their use and eventual disposal. The impairment loss is equivalent to the amount by which the assets' carrying amount exceeds its fair value.

        This modification of accounting principles was applied prospectively beginning April 28, 2003 and had no material impact on the carrying amount of the Company's long-lived assets.

Guarantees

        In February 2003, the CICA issued Accounting Guideline No. 14 (AcG-14), "Disclosure of Guarantees". This guideline provides information related to financial statements disclosures to be provided under certain guarantees. The Company adopted these new recommendations as at April 28, 2003.

        A guarantee is defined as a contract or an indemnification agreement contingently requiring a company to make payments to a third party based on future events. These payments are contingent on either changes in an underlying or other variables that are related to an asset, liability, or an equity security of the indemnified party or the failure of another entity to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party.

4.     ACCOUNTING POLICIES

Accounting estimates

        The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. On an ongoing basis, management reviews its estimates, including those relating to supplier rebates, environmental costs and asset retirement obligations based on available information. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates.

Principles of consolidation

        The consolidated financial statements include the accounts of the Company and of its subsidiaries, all of which are wholly owned.

Foreign currency translation

        Since the U.S. subsidiaries are considered to be self-sustaining from a financial and operational standpoint, the current rate method of translation of foreign currencies has been used. Under this method, assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Gains and losses are included in cumulative translation adjustments account in the shareholders' equity.

Earnings per share

        Basic earnings per share is calculated by dividing the net earnings available to Class A and Class B shareholders by the weighted average number of Class A and Class B shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method and takes into account the dilutive effect of stock options and warrants.

Revenue recognition

        For its two major product categories, merchandise and motor fuel, the Company recognizes revenue at the point of sale. Merchandise sales are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beverages, beer/wine, fresh food offerings, including quick service restaurants, and services.

        Services revenues include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines and sales of postage stamps, calling cards commission and bus tickets which are recognized at the time of sale in stores. Services revenues also include franchise and license fees, which are recognized in revenues over the period of the agreement to which the fees relate and royalties from franchisees and licensees, which are recognized when earned.

Operating, selling, administrative and general expenses

        The main items comprising Operating, selling, administrative and general expenses are labour, building occupancy costs and overhead and include advertising expenses that are charged as incurred in the amount of $27.5 in 2005, $18.4 in 2004 and $10.7 in 2003.

Cash and cash equivalents

        Cash includes cash and demand deposits. Cash equivalents include highly liquid investments that can be converted into cash for a fixed amount and that mature less than three months from the date of acquisition.

Inventories

        Inventories are valued at the lesser of cost and the net realizable value. Cost of merchandise — distribution centres is determined according to the first-in first-out method, the cost of merchandise — retail is valued based on the retail price less a normal margin and the cost of motor fuel inventory is determined according to the average cost method.

Vendor rebates

        The Company records cash received from a vendor related to vendor rebates as a reduction in the price of the vendor's products and reflects them as a reduction of costs of sales and related inventory in its consolidated earnings and balance sheets when those rebates satisfy the recognition criteria.

Income taxes

        The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities using enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. A valuation allowance is recognized to the extent that it is more likely than not that all of the future income tax assets will not be realized.

Depreciation and amortization

        Fixed assets are stated at cost and depreciated over their estimated useful lives using the straight-line method based on the following periods:

Buildings	3 to 40 years
Equipment	3 to 30 years
Buildings under capital leases	Lease term

        Leasehold improvements and fixed assets on leased properties are amortized and depreciated over the lesser of their useful lives and the term of the lease.

Rent expense

        Rent expense is recognized in earnings using the straight-line method.

Goodwill

        Goodwill is the excess of the cost of an acquired business over the fair value of underlying net assets acquired from the business at the time of acquisition. Goodwill is not amortized. It is rather tested for impairment annually, or more frequently should events or changes in circumstances indicate that it might be impaired. Should the carrying amount of a reporting unit's goodwill exceed its fair value, an impairment loss would be recognized.

Trademarks and licenses

        Trademarks and licenses have indefinite lives and are recorded at cost and are not amortized; rather, they are tested for impairment annually, or more frequently, should events or circumstances indicate that the assets might be impaired. Should the carrying amount of a trademark or license exceed its fair value, an impairment loss in the amount of the excess would be recognized.

Other assets

        Other assets include deferred charges, accrued pension benefit asset and deposits.

        Deferred charges are mainly financing costs amortized using the effective interest rate method over the period of the corresponding debt. Deferred charges also include expenses incurred in connection with the analysis and signing of operating leases which are deferred and amortized on a straight-line basis over the lease term. Other deferred charges are amortized on a straight-line basis over periods of five to seven years.

Employee future benefits

        The Company accrues its obligations under employee pension plans and the related costs, net of plan assets. The Company has adopted the following policies with respect to the defined benefit plans:

  •
  The accrued benefit obligations and the cost of pension benefits earned by employees are actuarially determined using the projected benefit method prorated on service and pension expense is recorded in income as the services are rendered by employees. The calculations reflect management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees.

  •
  For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

  •
  Actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is 10 years.

  •
  On May 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional asset on a straight-line basis over 11 years, which was the average remaining service period of employees expected to receive benefits under the benefit plan as of May 1, 2000.

  •
  Past service costs are amortized on a straight-line basis over the average remaining service period of active employees.

        The pension costs recorded in earnings for the defined contribution plan is equivalent to the contribution which the Company is required to pay in exchange for services provided by the employees.

Environmental costs

        The Company provides for estimated future site remediation costs to meet government standards for known site contaminations when such costs can be reasonably estimated. Estimates of the anticipated future costs for remediation activities at such sites are based on the Company's prior experience with remediation sites and consideration of other factors such as the condition of the site contamination, location of sites and experience with contractors that perform the environmental assessments and remediation work.

Hedging and Derivative Financial Instruments

        The Company uses derivative financial instruments by way of interest rate swaps to manage current and forecast risks related to interest rate fluctuations associated with the Company's subordinated unsecured debt. The Company does not use freestanding derivative financial instruments for trading or speculative purposes.

        The Company formally documents and designates each derivative financial instrument as a hedge of its subordinated unsecured debt. The Company determines that derivative financial instruments are effective hedges, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments correspond to all the conditions of the debt.

        The Company uses interest rate swaps as part of its program for managing the combination of fixed and variable interest rates of its debt and the corresponding aggregate cost of borrowing. Interest rate swaps involve an exchange of interest payments without an exchange of principal underlying the interest payments. They are accounted for as an adjustment of accrued interest expense on the debt instruments. The corresponding amount to be paid to counterparties or to be received from counterparties is accounted for as an adjustment of accrued interest.

        In the case of an early termination of one of the interest swap agreements or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated earnings at the time of the extinguishment of the debt.

        The Company has also designated its entire long-term debt denominated in U.S. dollars as a hedge of its net investment in its self-sustaining foreign subsidiaries. Accordingly, the related exchange gains or losses are included in cumulative translation adjustments account in the shareholders' equity.

5.     BUSINESS ACQUISITIONS

        The Company has made the following business acquisitions that were accounted for using the purchase method. Earnings from the businesses acquired are included in the consolidated earnings from their respective dates of acquisition.

2005

Changes to the purchase price allocation

        During the year, the Company finalized the allocation of the purchase price related to the acquisition of The Circle K Corporation (Circle K) on December 17, 2003. The final allocation resulted in an increase in fixed assets of $21.8 and an increase in asset retirement obligations of $20.1 mainly due to a change in the estimate of the asset retirement obligations and an increase in trademarks and licenses of $17.1 based on an external valuation of trademarks.

        In addition, the final allocation resulted in an increase in net working capital of $2.1, an increase in other assets of $1.8, and a decrease in net future income tax asset of $22.7. The preliminary allocation of the purchase price is described below.

Acquisitions

        During the year, the Company made the following business acquisitions:

  •
  In April 2005: purchase of nine sites operating under the Thornton and Pit Stop banners in the Midwest region from Thorntons Inc. and Broadus Oil Corporation of Illinois Inc.;

  •
  Effective February 2, 2005: purchase of 19 sites operating under the Pump N Shop banner in the Augusta, Georgia area from QVS Inc. and Brosious & Holt Properties LLC;

  •
  Effective November 3, 2004: purchase of 21 sites in the Phoenix, Arizona area from Shell Oil Products US.

        These three acquisitions were settled for a total cash consideration of $85.2 financed from the Company's available cash. The net assets acquired included working capital of $4.0, fixed assets of $78.4 and goodwill of $2.8. Most of the goodwill related to these transactions is deductible for tax purposes.

2004

        On December 17, 2003, the Company acquired all of the outstanding shares of Circle K from ConocoPhillips Company. The assets included a chain of 1,663 stores in 16 U.S. states, mainly in the southern United States. Circle K also holds franchise or licensing agreements with another 627 stores in the United States and 4,003 international licenses agreements.

        This acquisition was made for a total cash consideration of US$831.8 (CA$1,102.5), including acquisition costs and amounts payable in accordance with a price adjustment clause, based on the working capital acquired. The acquisition was financed by issuing 27,111,076 new class B subordinate voting shares (see Note 18) and by issuing new debt.

        On September 4, 2003, the Company concluded the acquisition of assets of Clark Retail Enterprises Inc. (Clark) including 43 stores in the states of Illinois, Indiana, Iowa, Michigan and Ohio. This acquisition was made for a total cash consideration of $41.0, including acquisition costs. The transaction was financed by using the Company's existing credit facilities. Most of the goodwill related to this transaction is deductible for tax purposes.

        The preliminary allocations of the purchase prices of the acquisitions were as follows:

	Circle K	Clark	Total
	$	$	$
Current assets	314.6	4.9	319.5
Fixed assets	778.8	29.9	808.7
Goodwill	—	7.3	7.3
Trademarks, licenses and other assets	211.0	—	211.0
Future income taxes	37.0	0.1	37.1

	1,341.4	42.2	1,383.6

Current liabilities assumed	218.3	0.6	218.9
Long-term debt assumed	8.9	—	8.9
Deferred credits and other liabilities assumed	11.7	0.6	12.3

	238.9	1.2	240.1

Net assets and total consideration	1,102.5	41.0	1,143.5
Less: Cash from the acquisition	106.8	—	106.8

Net assets excluding cash from the acquisition	995.7	41.0	1,036.7
Less: Balance to be paid to vendors	11.4	—	11.4

Cash consideration	984.3	41.0	1,025.3

        Subsequent to the acquisitions of Circle K and Clark, the Company entered into sale and leaseback agreements under which certain fixed assets acquired were sold to financial institutions and re-leased to the Company under long-term leases. Most of these long-term leases are for periods of 15 to 17 years, with the possibility of renewal. These transactions did not result in any gains or losses for the Company. Proceeds related to these transactions amounted to US$267.7, net of related expenses.

2003

        On August 20, 2002, the Company acquired certain assets of Dairy Mart Convenience Stores Inc. (Dairy Mart), including a chain of 285 stores in the states of Ohio, Kentucky, Pennsylvania, Michigan and Indiana. This acquisition was for a total cash consideration of $120.1, including acquisition costs. The full amount of the transaction was financed through bank loans.

        This transaction included a one-year management agreement for 169 additional stores in this network, some of which could, under certain conditions, be acquired by the Company in the months following the acquisition, sold on behalf of Dairy Mart or closed. Given the temporary nature of the management agreement, the net amount of sales, cost of sales and other operating costs associated with this agreement are shown under Operating, selling, administrative and general expenses. For the year ended April 27, 2003, the management agreement generated sales of $129.3 and operating income of $0.9.

        In addition, the Company made four acquisitions of other store networks in Canada and the United States, for a total cash consideration of $36.8 including certain stores managed under the above-mentioned management agreement. These acquisitions are presented as "Other" in the following table.

        Most of the goodwill related to these transactions is deductible for tax purposes.

        The allocation of the purchase prices of the above-mentioned acquisitions was determined as follows:

	Dairy Mart	Other	Total
	$	$	$
Current assets	18.8	1.6	20.4
Fixed assets	73.2	27.6	100.8
Goodwill	31.3	8.0	39.3
Other assets	—	0.3	0.3
Future income taxes	0.6	—	0.6

	123.9	37.5	161.4
Current liabilities assumed	3.8	0.7	4.5

Net assets	120.1	36.8	156.9
Less: Cash from the acquisition	0.6	0.1	0.7

Cash consideration	119.5	36.7	156.2

6.     INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF EARNINGS

	2005	2004 restated (Note 3)	2003 restated (Note 3)
	$	$	$
Depreciation and amortization
Fixed assets	105.3	76.8	45.3
Other assets	1.0	0.4	0.8

	106.3	77.2	46.1

Financial expenses
Interest on long-term debt	34.3	27.4	12.7
Amortization of deferred financing costs	3.9	2.9	1.0

	38.2	30.3	13.7
Interest on short-term debt	0.7	0.8	1.2

	38.9	31.1	14.9

        Interest expense

        Interest on long-term debt is net of interest income. Interest income totalled $2.8 in 2005, $0.5 in 2004 and $0.1 in 2003.

        Supplementary information related to the rental expense included in Operating, selling, administrative and general expenses:

	2005	2004 restated (Note 3)	2003 restated (Note 3)
	$	$	$
Net rent expense
Rent expense	201.4	129.8	95.1
Sub-leasing income	14.9	9.3	3.8

	186.5	120.5	91.3

7.     INCOME TAXES

	2005	2004 restated (Note 3)	2003 restated (Note 3)
	$	$	$
Current income taxes	60.5	54.8	22.3
Future income taxes	34.1	(17.3)	8.5

	94.6	37.5	30.8

Earnings before income taxes
Domestic	124.2	51.8	77.3
Foreign	169.9	61.2	16.0

	294.1	113.0	93.3

Current income taxes
Domestic	33.7	29.2	19.8
Foreign	26.8	25.6	2.5

	60.5	54.8	22.3

Future income taxes
Domestic	5.7	(12.6)	4.1
Foreign	28.4	(4.7)	4.4

	34.1	(17.3)	8.5

        The principal items which resulted in differences between the Company's effective income tax rates and the combined statutory rates in Canada are detailed as follows:

	2005	2004	2003
	%	%	%
Combined statutory income tax rate in Canada (a)	32.28	35.70	37.62
Impact of tax rate (decreases) increases	(0.32)	0.23	0.60
Other permanent differences	0.21	(2.74)	(5.21)

Effective income tax rate	32.17	33.19	33.01

(a)
The Company's combined statutory income tax rate in Canada includes the appropriate provincial income tax rates.

        The components of future income tax assets (liabilities) are as follows:

	2005	2004 restated (Note 3)
	$	$
Short-term future income tax assets
Expenses deductible in future years	14.4	22.0
Deferred credits	1.3	1.1
Other	5.5	4.7

	21.2	27.8

Long-term future income tax (liabilities) assets
Expenses deductible in future years	6.5	5.8
Fixed assets	(3.2)	43.4
Non-capital losses	5.1	2.3
Deferred credits	11.0	10.1
Borrowing and share issue costs	2.5	4.6
Goodwill	0.8	5.2
Trademarks and licences	(52.2)	(59.4)
Other	(8.4)	8.4

	(37.9)	20.4

8.     EARNINGS PER SHARE

        The following table presents the information for the computation of basic and diluted earnings per share, adjusted for the share splits described in Note 18:

	2005	2004 restated (Note 3)	2003 restated (Note 3)
	$	$	$
Basic earnings attributable to Class A and B shares	199.5	75.5	62.5

Weighted average number of shares (in thousands)	201,342	179,317	168,962
Dilutive effect of stock options (in thousands)	5,020	8,060	5,514

Weighted average number of diluted shares (in thousands)	206,362	187,377	174,476

Basic net earnings per share available for Class A and B shareholders	0.99	0.42	0.37

Diluted net earnings per share available for Class A and B shareholders	0.97	0.40	0.36

        In calculating diluted earnings per share for 2005, 465,000 stock options (nil in 2004 and 3,450,000 in 2003) were excluded due to their antidilutive effect.

9.     INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

        The changes in non-cash working capital items are detailed as follows:

	2005	2004 restated (Note 3)	2003 restated (Note 3)
	$	$	$
Accounts receivable	(7.5)	8.0	(59.4)
Inventories	(7.5)	(10.2)	(27.8)
Prepaid expenses	2.3	(8.7)	(1.8)
Accounts payable and accrued liabilities	151.4	143.3	101.5
Income taxes	(80.2)	26.3	9.5

	58.5	158.7	22.0

        Cash flows relating to interest and income taxes of operating activities are detailed as follows:

	2005	2004	2003
	$	$	$
Interest paid	39.0	17.7	12.6
Income taxes paid	142.6	31.9	11.6

10.   ACCOUNTS RECEIVABLE

	2005	2004
	$	$
Trade accounts receivable and vendor rebates receivable	67.3	75.6
Credit card receivable	48.6	37.0
Environmental costs receivable	1.1	1.4
Other accounts receivable	18.5	14.5

	135.5	128.5

11.   INVENTORIES

	2005	2004
	$	$
Merchandise — distribution centres	34.4	36.5
Merchandise — retail	251.8	273.8
Motor fuel	78.6	64.5

	364.8	374.8

12.   FIXED ASSETS

	2005
	Cost	Accumulated depreciation	Net
	$	$	$
Land	237.5	—	237.5
Buildings	200.9	57.6	143.3
Leasehold improvements	176.7	55.7	121.0
Equipment	747.3	247.2	500.1

	1,362.4	360.5	1,001.9
Buildings under capital leases	4.6	3.8	0.8

	1,367.0	364.3	1,002.7

	2004 restated (Note 3)
	Cost	Accumulated depreciation	Net
	$	$	$
Land	240.0	—	240.0
Buildings	163.2	32.9	130.3
Leasehold improvements	156.3	52.2	104.1
Equipment	612.3	185.2	427.1

	1,171.8	270.3	901.5
Buildings under capital leases	4.6	3.6	1.0

	1,176.4	273.9	902.5

13.   OTHER ASSETS

	2005	2004
	$	$
Deferred charges, net	37.9	43.8
Accrued pension benefit asset	9.9	9.7
Deposits	3.3	2.9
Other, at cost	6.3	3.4

	57.4	59.8

14.   BANK INDEBTEDNESS

        Bank indebtedness reflects the used portion of the credit facilities available to the Company. Available credit facilities were unused as at April 24, 2005 and April 25, 2004, with the exception of certain letters of guarantee.

        During 2005, the Company renegotiated the applicable interest rates and the restrictive covenants relating to its existing credit agreement consisting of a five-year renewable operating credit, maturing in December 2008, in the amount of $50.0 available in Canadian or U.S. dollars or as letters of guarantee not exceeding $10.0 or the equivalent in U.S. dollars bearing interest at the Canadian or U.S. prime rate plus 0.25% to 1.0% (0.75% to 1.50% in 2004) or at LIBOR plus 1.25% to 2.0% (1.75% to 2.50% in 2004), depending on whether certain financial ratios are achieved. The operating credit is also available in the form of bankers' acceptances with stamping fees of 1.25% to 2.0% (1.75% to 2.50% in 2004), depending on whether certain financial ratios are achieved. As at April 24, 2005, an amount of $49.1 ($48.8 as at April 25, 2004) was available under this operating credit and the effective interest rate was 4.63% (3.63% in 2004). The credit agreement also provides for a five-year renewable operating credit, maturing in December 2008, in the amount of US$75.0 available in U.S. dollars and as letters of guarantee not exceeding US$30.0, bearing interest at the U.S. prime rate plus 0.25% to 1.0% (0.75% to 1.50% in 2004) or at LIBOR plus 1.25% to 2.0% (1.75 to 2.50% in 2004) depending on whether certain financial ratios are achieved. As at April 24, 2005, an amount of US$62.8 (US$70.2 as at April 25, 2004) was available under this operating credit and the effective interest rate was 4.63% (3.63% in 2004). These credit facilities are subject to the same guarantees and restrictive covenants which apply to the term loans described in Note 16.

15.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004 restated (Note 3)
	$	$
Accounts payable and accrued expenses	537.6	455.9
Sales and other taxes payable	65.7	52.5
Environmental costs	3.5	1.8
Salaries and social benefits	56.7	45.9
Deferred credits	11.2	10.9
Other	72.3	93.6

	747.0	660.6

16.   LONG-TERM DEBT

	2005	2004
	$	$
Subordinated unsecured debt (a)	432.2	476.2
Secured term loans (b)
Term loan "A" (US$24.1 as at April 24, 2005 and US$28.0 as at April 25, 2004)	29.8	38.0
Term loan "B" (US$148.5 as at April 24, 2005 and US$150.0 as at April 25, 2004)	183.4	204.1
Note payable, secured by the assets of certain stores, 8.75%, repayable in monthly instalments, maturing in 2019	6.7	7.5
Note payable without interest, repayable in May 2005	0.2	0.5
Mortgage loans secured by land and buildings, rates varying from 7.0% to 8.0% (7.0% to 13.25% in 2004), payable in monthly instalments, maturing on various dates until 2009	0.2	0.3
Obligations related to buildings under capital leases, rates varying from 5.9% to 13.25% (8.18% to 13.25% for 2004), payable on various dates until 2018	3.1	3.9

	655.6	730.5
Current portion of long-term debt	8.6	6.0

	647.0	724.5

(a)
Subordinated unsecured debt:

  Subordinated unsecured debt of US$350.0, maturing December 15, 2013, bearing interest at a rate of 7.5%. Redeemable under certain conditions as of December 15, 2008.

  The total amount of the loan is subject to interest rate swaps (see Note 23).

  The subordinated unsecured debt agreement imposes certain restrictions on business acquisitions and the payment of dividends.

(b)
Secured term loans:

•
Term loan "A":

    US$24.1 maximum authorized term loan maturing on December 17, 2008, payable in quarterly instalments increasing gradually from 2.5% of the balance to 7.5%, as of July 2008, bearing interest at the Canadian prime rate plus 0.25% to 1.0% (0.75% to 1.50% in 2004) or the LIBOR rate plus 1.25% to 2.00% (1.75% to 2.50% in 2004), depending on whether certain financial ratios have been achieved. As at April 24, 2005, the effective interest rate was 4.63% (3.63% as at April 25, 2004);

  •
  Term loan "B":

    US$148.5 maximum authorized term loan maturing on December 17, 2010, payable in quarterly instalments of 0.25% of the balance of the loan for the first six years and quarterly instalments of 23.50% for the seventh year, bearing interest at the prime U.S. rate plus 0.75% (1.25% in 2004) or the LIBOR rate plus 1.75%. As at April 24, 2005, the effective interest rate was 4.75% (3.38% as at April 25, 2004).

  Substantially all of the Company's assets have been pledged to secure these term loans.

  Under the credit agreement, the Company must meet certain commitments and achieve certain financial ratios. Furthermore, the credit agreement imposes certain restrictions on capital spending if a certain ratio is not achieved, business acquisitions, debt repayments and payment of dividends.

  On December 17, 2003, the Company concluded a new credit agreement. Consequently, the deferred financing costs relating to the previous agreement in the amount of $2.8 were written off. In addition, in 2004, the Company repaid its debt with proceeds from sale and leaseback transactions. The portion of deferred financing costs in the amount of $9.7 relating to the repaid debt was also written off.

        Instalments on long-term debt for the next years are as follows:

	Obligations under capital leases	Other loans
	$	$
2006	1.1	8.1
2007	0.9	9.5
2008	0.7	10.2
2009	0.6	11.0
2010	0.6	2.2
2011 and subsequent years	2.6	611.5

	6.5
Interest expense included in minimum lease payments	3.4

	3.1

17.   DEFERRED CREDITS AND OTHER LIABILITIES

	2005	2004 restated (Note 3)
	$	$
Deferred credits	20.1	20.5
Asset retirement obligations (a)	22.1	19.7
Provision for site restoration costs	5.0	4.4
Provision for workers' compensation	7.1	5.7
Accrued pension benefit liability	7.2	6.5
Other liabilities	28.3	20.5

	89.8	77.3

(a)
Asset retirement obligations relate to estimated future costs to remove underground motor fuel storage tanks and are based on the Company's prior experience in removing these tanks, estimated tank useful life, lease terms for those tanks installed on leased properties, external estimates and governmental regulatory requirements. To determine the initial recorded liability, the future estimated cash flows have been discounted using the Company's credit-adjusted risk-free rate of 10%. Should changes occur in estimated future removal costs, tank useful lives, lease terms or governmental regulatory requirements, revisions to the liability could be made.

        The reconciliation of the Company's liability for the asset retirement obligations related to the removal of its underground motor fuel storage tanks is as follows:

	2005	2004
	$	$
Balance, beginning of year	21.6	5.7
Liabilities incurred	0.1	0.2
Liabilities settled	(0.7)	(0.1)
Accretion expense	2.4	0.5
Business acquisition	4.9	15.1
Effect of exchange rate fluctuations	(1.0)	0.2

Balance, end of year	27.3	21.6

        Of the total liability recorded in the consolidated balance sheets as of April 24, 2005 and April 25, 2004, $22.1 and $19.7, respectively, is included in Deferred credits and other liabilities and the remainder is included in Accounts payable and accrued liabilities.

18.   CAPITAL STOCK

Authorized

Unlimited number of shares without par value

  First and second preferred shares issuable in series, non-voting, ranking prior to other classes of shares with respect to dividends and payment of capital upon dissolution. The Board of Directors is authorized to determine the designation, rights, privileges, conditions and restrictions relating to each series of shares prior to their issuance.

  Class A multiple voting and participating shares, ten votes per share except for certain situations which provide for only one vote per share, convertible into Class B subordinate voting shares on a share-for-share basis at the holder's option. Under the articles of amendment, no new Class A multiple voting share can be issued.

  Class B subordinate voting and participating shares, convertible automatically into Class A multiple voting shares on a share-for-share basis upon the occurrence of certain events.

The order of priority for the payment of dividends is as follows:

  •
  First preferred shares;

  •
  Second preferred shares and;

  •
  Class B subordinate voting shares and Class A multiple voting shares, ranking pari passu.

Issued and fully paid

        The changes in number of outstanding shares are as follows:

	2005		2004
	Number of shares	$	Number of shares	$
Class A multiple voting shares
Balance, beginning of year	57,041,722	12.0	57,097,648	12.0
Conversion into Class B shares	(447,030)	(0.1)	(55,926)	—

Balance, end of year	56,594,692	11.9	57,041,722	12.0

Class B subordinate voting shares
Balance, beginning of year	140,490,082	473.7	112,004,270	246.5
Issued as part of the acquisition of Circle K	—	—	27,111,076	223.7
Issued as part of a previous acquisition	548	—	10	—
Issued on conversion of Class A shares	447,030	0.1	55,926	—
Stock options exercised for cash	4,438,000	12.5	1,318,800	3.5

Balance, end of year	145,375,660	486.3	140,490,082	473.7

Total issued and fully paid		498.2		485.7

	2003
	Number of shares	$
Class A multiple voting shares
Balance, beginning of year	57,097,648	12.0
Conversion into Class B shares	—	—

Balance, end of year	57,097,648	12.0

Class B subordinate voting shares
Balance, beginning of year	108,678,172	242.1
Issued as part of a previous acquisition	98	—
Stock options exercised for cash	3,326,000	4.4

Balance, end of year	112,004,270	246.5

Total issued and fully paid		258.5

        During each of the years ended April 24, 2005 and April 27, 2003, the Company split all of its issued and outstanding Class A and B shares on a two-for-one basis. All share and per-share information in these consolidated financial statements has been adjusted retroactively to reflect both stock splits.

        On December 17, 2003, the Company exchanged 27,111,076 warrants for Class B shares on a share-for-share basis. These warrants were issued on October 6, 2003 at a price of $8.25 each for a total consideration of $223.7. The issue costs, net of related future income taxes, amounted to $2.2.

19.   STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

        During the year ended April 27, 2003, the Company amended its two existing stock option plans by merging them into a single plan (the Plan). Pursuant to the Plan, the Company may grant for up to 16,892,000 stock options for the purchase of Class B subordinate voting shares of the Company.

        Stock options have up to a ten-year term, vest 20% on the date of the grant and cumulatively thereafter on each anniversary date of the grant and are exercisable at the designated market price. The grant price of each stock option shall not be set below the market price of the Class B shares on the Toronto Stock Exchange on the date of the grant. Each stock option is exercisable into one Class B share of the Company at the price specified in the terms of the stock option.

        The table below presents the status of the Company's stock option plan as at April 24, 2005, April 25, 2004 and April 27, 2003 and the changes therein during the years then ended:

	2005		2004
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		$		$
Outstanding, beginning of year	12,626,200	5.05	12,313,000	4.07
Granted	605,000	15.92	1,680,000	10.29
Exercised	(4,438,000)	2.79	(1,318,800)	2.65
Cancelled	(47,800)	6.74	(48,000)	4.04

Outstanding, end of year	8,745,400	6.93	12,626,200	5.05

Exercisable stock options, end of year	6,312,000		8,742,640

	2003
	Number of stock options	Weighted average exercise price
		$
Outstanding, beginning of year	15,126,000	3.35
Granted	530,000	7.40
Exercised	(3,326,000)	1.34
Cancelled	(17,000)	2.97

Outstanding, end of year	12,313,000	4.07

Exercisable stock options, end of year	7,305,800

        The following table presents information on the stock options outstanding and exercisable as at April 24, 2005:

	Options outstanding		Options exercisable
Range of exercise prices	Number of stock options outstanding as at April 24, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number of stock options exercisable as at April 24, 2005	Weighted average exercise price
			$		$
$2 - $4	2,968,000	5.43	2.69	2,804,400	2.65
$6 - $8	3,712,400	7.02	7.35	2,802,600	7.35
$8 - $14	1,600,000	8.65	10.83	612,000	10.80
$14 - $20	465,000	9.68	17.23	93,000	17.23

	8,745,400			6,312,000

        For 2004 and 2003, the Company did not record any compensation cost. If the compensation cost had been determined using the fair value method at the date of attribution of stock options granted beginning on April 29, 2002 to employees, net earnings and earnings per share information would have been reduced to the pro forma shown in the following table:

	2004		2003
	Disclosed	Pro forma	Disclosed	Pro forma
	$	$	$	$
Net earnings	75.5	72.9	62.5	61.9
Earnings per share	0.42	0.41	0.37	0.37
Diluted earnings per share	0.40	0.39	0.36	0.35

        The pro forma impact on net earnings for the period is not representative of the pro forma net earnings of future periods because it does not take into account the pro forma compensation relating to options granted prior to April 29, 2002.

        The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

	2005	2004	2003
Expected dividends	None	None	None
Expected volatility	35%	30%	30%
Risk-free interest rate	4.26	4.45	5.26
Expected life	8 years	8 years	8 years

        The weighted average fair value of stock options granted in the year ended April 24, 2005 is $7.72 ($4.61 in 2004 and $3.52 in 2003).

        For the year ended April 24, 2005, compensation cost charged to consolidated earnings amounted to $3.2.

Deferred Share Unit Plan

        On July 13, 2004, the Company adopted a Deferred Share Unit Plan for the benefit of its external directors allowing them to receive all or a portion of their annual compensation in the form of Deferred Share Units (DSUs). A DSU is a notional unit, equivalent in value to the Company's Class B share. Upon resignation from the Board of Directors, participants are entitled to receive the payment of their cumulated DSUs either a) in the form of cash based on the price of the Company's Class B shares as traded on the open market on the date of payment or b) in Class B shares bought by the Company on the open market on behalf of the Participant.

        The DSU expense and the related liability are recorded at the grant date. The liability is adjusted periodically to reflect any increase in the market value of the Class B shares. As at April 24, 2005, the Company had a total of 14,665 DSUs outstanding.

Share Appreciation Rights Plan

        The Board of Directors approved on July 13, 2004 a Share Appreciation Rights Plan for officers and key employees of the Company. The amount payable to the Participant is equal to the difference between the market value of the Company's Class B shares at exercise and its value at the grant date and is payable in cash. The grant agreement describes the exercise period, the value of the shares at grant date and the duration of the plan for each Participant. No share appreciation rights were granted as at April 24, 2005.

20.   CUMULATIVE TRANSLATION ADJUSTMENTS

	2005	2004 restated (Note 3)
	$	$
Balance, beginning of year	(0.5)	(2.5)
Effect of change in exchange rate during the year
On the net investment in the self-sustaining foreign subsidiaries	(103.3)	4.6
On the long-term debt denominated in U.S. dollars designated as a hedge of the net investment in the self-sustaining foreign subsidiaries	65.6	(2.6)

Balance, end of year	(38.2)	(0.5)

21.   EMPLOYEE FUTURE BENEFITS

        The Company has a number of funded and unfunded defined benefits and defined contribution plans that provide retirement benefits to certain employees. Its defined benefits plans are based on years of service and on the consecutive highest five years average salary.

        Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded pension plans, and cash contributed to its defined contribution plans amounted to $4.6 for 2005 ($1.5 for 2004).

Defined benefit plans

        The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes the last Sunday of April of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2005 and the next required valuation will be as of January 1, 2008.

        Information about the Company's defined benefit plans, in aggregate, is as follows:

	2005	2004
	$	$
Accrued benefit obligation
Balance, beginning of year	31.5	29.6
Current service cost	0.7	0.7
Interest cost	1.9	1.9
Benefits paid	(2.2)	(2.4)
Actuarial losses	4.2	1.7

Balance, end of year	36.1	31.5

	2005	2004
	$	$
Plan assets
Fair value, beginning of year	26.7	25.1
Actual return on plan assets	1.3	3.4
Employees contributions	0.1	0.1
Benefits paid	(1.7)	(1.9)

Fair value, end of year	26.4	26.7

        Reconciliation of the funded status of the benefit plans to the amount recorded in the financial statements:

	2005	2004
	$	$
Fair value of plan assets	26.4	26.7
Accrued benefit obligation	36.1	31.5

Funded status-plan deficit	(9.7)	(4.8)
Unamortized net actuarial loss	13.5	9.4
Unamortized transitional net asset	(3.4)	(4.0)
Unamortized past service cost	2.3	2.6

Accrued benefit asset	2.7	3.2

        As at April 24, 2005, the accrued benefit obligation for unfunded pension plans amounted to $12.7 ($10.8 in 2004).

        The accrued benefit asset is included in the Company's balance sheets as follows:

	2005	2004
	$	$
Other assets	9.9	9.7
Deferred credits and other liabilities	(7.2)	(6.5)

Accrued benefit asset	2.7	3.2

        As of the measurement date, plan assets consist of:

	Percentage of plan assets
	2005	2004
	%	%
Asset category
Equity securities	28.5	60.7
Debt securities	71.5	39.3

Total	100.0	100.0

        The Company's pension benefit expense for the year is determined as follows:

	2005
	Incurred during the year	Adjustments (a)	Recognized during the year
	$	$	$
Current service cost, net of employee contributions	0.6	—	0.6
Interest	1.9	—	1.9
Return on plan assets	(1.3)	(0.5)	(1.8)
Amortization of the net transitional asset	—	(0.6)	(0.6)
Net actuarial loss	4.2	(3.6)	0.6
Amortization of past service cost	—	0.3	0.3

Pension expense for the year	5.4	(4.4)	1.0

	2004
	Incurred during the year	Adjustments (a)	Recognized during the year
	$	$	$
Current service cost, net of employee contributions	0.6	—	0.6
Interest	1.9	—	1.9
Return on plan assets	(3.4)	1.7	(1.7)
Amortization of the net transitional asset	—	(0.6)	(0.6)
Net actuarial loss	1.7	(1.0)	0.7
Amortization of past service cost	—	0.3	0.3

Pension expense for the year	0.8	0.4	1.2

	2003
	Incurred during the year	Adjustments (a)	Recognized during the year
	$	$	$
Current service cost, net of employee contributions	0.5	—	0.5
Interest	1.9	—	1.9
Return on plan assets	3.6	(5.7)	(2.1)
Amortization of the net transitional asset	—	(0.5)	(0.5)
Net actuarial loss (gain)	(4.6)	4.7	0.1
Past service cost	3.2	(2.9)	0.3

Pension expense for the year	4.6	(4.4)	0.2

(a)
Adjustments to recognize the long-term nature of employee future benefit costs.

        The significant actuarial assumptions which management considers the most likely to be used to determine the accrued benefit obligation and the pension expense are the following:

Accrued benefit obligation as at the balance sheets date:

	2005	2004
	%	%
Discount rate	5.75	6.25
Rate of compensation increase	4.00	4.00

Pension expense for the years ended:

	2005	2004	2003
	%	%	%
Discount rate	6.25	6.50	6.75
Expected rate of return on plan assets	7.00	7.00	7.00
Rate of compensation increase	4.00	4.00	4.00

Defined contribution plans

        The Company's total pension expense under its defined contribution plans for the year 2005 is $4.0 ($1.0 in 2004 and $0.9 in 2003).

Deferred compensation plans — United States operations

        The Company sponsors a deferred compensation plan that allows certain employees in its US operations to defer up to 25% of their base salary and 100% of their cash bonuses for any given year. Interest accrues on the deferral and amounts due to the participants are generally payable on retirement, except in certain limited circumstances. Obligations under this plan amounted to $2.4 as at April 24, 2005 and are included in Deferred credits and other liabilities.

22.   ENVIRONMENT

        The Company is subject to Canadian and American legislations governing the storage, handling and sale of gasoline and related products. The Company considers that it is generally in compliance with current environmental legislations.

        The Company has an on-going training program for its employees on environmental issues which includes preventive site testing and site restoration in cooperation with regulatory authorities. The Company also examines its motor fuel equipment annually to make the necessary investments.

        In all U.S. states in which the Company operates, except Michigan, Iowa, Florida, Texas and Washington, there is a state fund to cover the cost of certain rehabilitation and removing of gasoline tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up damages to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. The Company pays the registration fees and remits the sales taxes to the states where it is a member of the trust fund. Insurance coverage is different in the various states and can be as much as US$1.0 per site.

        In order to provide for the above-mentioned restoration costs, the Company has recorded a $8.5 provision for environmental costs as at April 24, 2005 ($6.2 as at April 25, 2004). Of this amount, $3.5 ($1.8 as at April 25, 2004) is included in Accounts payable and accrued liabilities.

23.   FINANCIAL INSTRUMENTS

(a)
Description of derivative financial instruments

        Management of interest rate risk

        The Company has entered into interest rate swaps to manage interest rate fluctuations. It has agreed to swap the amount of the difference between the variable interest rate and the fixed rate, calculated based on the reference amounts. These interest rate swaps have been designated as a fair value hedge of the subordinated unsecured debt.

        The amounts outstanding at year end are as follows:

Maturity(i)	Reference	Pays/receives	Fixed rate	Variable rate
	US$		%
December 2013	100.0	pays variable receives fixed	7.50	LIBOR 6 month plus 3.03%
December 2013	100.0	pays variable receives fixed	7.50	LIBOR 6 month plus 2.98%
December 2013	150.0	pays variable receives fixed	7.50	LIBOR 6 month plus 2.89%
(i)
Under certain conditions, the maturity date of the swaps can be altered to correspond with the repurchase conditions of the corresponding subordinated notes.

(b)
Fair value of financial instruments

        The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities is comparable to their carrying amount given that they will mature in less than one year.

        With the exception of the subordinated unsecured debt, there is no material difference between the fair value and the carrying amount of the Company's long-term debt as at April 24, 2005 and April 25, 2004, given that the largest loans bear interest at a floating rate.

        The fair value of the subordinated unsecured debt was $443.6 as at April 24, 2005 ($496.5 as at April 25, 2004) and was estimated based on the discounted cash flows of the debt at the Company's estimated incremental borrowing rates for debt of the same remaining maturities.

        The fair value of the interest rate swaps, as determined by the Company's bank based on quoted market prices for similar instruments was $13.5 payable by the Company ($27.2 payable by the Company in 2004).

24.   CONTRACTUAL OBLIGATIONS

Minimum lease payments

        As at April 24, 2005, the Company has entered into lease agreements expiring on various dates until 2027 which call for aggregate minimum lease payments of $1,695.0 for the rental of commercial space, equipment and a warehouse. Several of these leases contain renewal options and certain sites are subleased to franchise-holders. The minimum lease payments for the next five years are $181.0 in 2006, $170.2 in 2007, $149.5 in 2008, $121.7 in 2009 and $110.3 in 2010.

Purchase commitments

        The Company has concluded agreements to acquire franchise rights which call for aggregate payments of $5.2. The minimum payments for the next five years are $0.6 from 2006 to 2008 and $0.7 in 2009 and 2010.

        Moreover, the Company entered into various products purchase agreements that require it to purchase minimum amounts or quantities of products annually. The Company has generally exceeded such minimum requirements in the past and expects to continue doing so for the foreseeable future. Failure to satisfy the minimum purchase requirements could result in termination of the contracts, change in pricing of the products, payments to the applicable providers of a predetermined percentage of the commitments and repayments of a portion of rebates received.

25.   CONTINGENCIES AND GUARANTEES

Contingencies

        Various claims and legal proceedings have been initiated against the Company in the normal course of its operations that relate to human resources and the environment. In management's opinion, these claims and proceedings are unfounded. Although the outcome of these proceedings cannot be determined with certainty, management estimates that any payments resulting from their outcome are not likely to have a substantial negative impact on the Company's results and financial position.

Guarantees

Sub-lease agreements

        The Company entered into a number of agreements to sub-lease premises to third parties. The Company retains ultimate responsibility to the landlord for payment of amounts under the lease agreements should the sub-lessees fail to pay. The total future lease payments under such agreements are approximately $2.4. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

Other indemnification agreements

        In the normal course of its business, the Company provides indemnifications which vary in duration and given the nature of these indemnifications, the Company is unable to reasonably estimate its maximum potential liability payable to third parties. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

26.   SEGMENTED INFORMATION

        The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's, Bigfoot, Dairy Mart and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

        Information on the principal revenue classes as well as geographic information is as follows:

	2005			2004 restated (Note 3)
	Canada	U.S.	Total	Canada	U.S.	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	1,577.1	3,265.4	4,842.5	1,510.6	1,597.1	3,107.7
Motor fuel	844.4	4,528.9	5,373.3	677.5	2,087.2	2,764.7

	2,421.5	7,794.3	10,215.8	2,188.1	3,684.3	5,872.4

Gross profit
Merchandise and services	529.0	1,063.2	1,592.2	491.3	521.2	1,012.5
Motor fuel	65.2	325.5	390.7	63.3	147.2	210.5

	594.2	1,388.7	1,982.9	554.6	668.4	1,223.0

Fixed assets and goodwill (a)	502.9	777.5	1,280.4	468.2	713.2	1,181.4

	2003 restated (Note 3)
	Canada	U.S.	Total
	$	$	$
External customer revenues (a)
Merchandise and services	1,428.6	514.7	1,943.3
Motor fuel	630.2	741.7	1,371.9

	2,058.8	1,256.4	3,315.2

Gross profit
Merchandise and services	462.5	169.7	632.2
Motor fuel	57.5	60.2	117.7

	520.0	229.9	749.9

Fixed assets and goodwill (a)	446.3	255.5	701.8

(a)
Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

27.   HURRICANES-FLORIDA

        During the second quarter of 2005, certain areas of the Company's business in Florida experienced damages and losses resulting from four hurricanes. Losses, including damages relating to fixed assets and inventory spoilage, are estimated to result in net claims in the amount of US$19.8. The book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes is US$4.4.

        The Company expects to spend approximately US$18.7 to restore buildings and equipment, including approximately US$8.9 to restore assets on leased properties, of which approximately US$9.8 will be recorded in fixed assets. The Company expects to record a gain representing the difference between the insurance settlements and the carrying value of the owned and leased assets. As of April 24, 2005, the Company has received US$7.0 of insurance proceeds.

28.   COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to comply with the presentation adopted in the current year.

29.   RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

        The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed as follow:

A — Consolidated financial statements

Consolidated Net Earnings

	2005	2004 restated (Note 3)	2003 restated (Note 3)
	$	$	$
Net earnings in accordance with Canadian GAAP	199.5	75.5	62.5

Adjustments with respect to
Derivative financial instruments (a)	—	0.6	0.1
Pension expense (b)	(0.1)	0.1	(0.5)
Sale and leaseback transactions (c)	(7.5)	(7.5)	(8.7)
Stock-based compensation (d)	3.2	—	—
Deferred charges and other assets (e)	0.4	0.4	(0.9)
Asset retirement obligations (f)	—	—	0.9
Supplier rebates and other supplier payments (g)	(0.8)	(6.5)	(1.1)
Depreciation and amortization of fixed assets (k)	—	(2.0)	(2.4)
Tax effect of the above adjustments	4.2	5.9	5.2
Cumulative effect of accounting changes
Depreciation and amortization of fixed assets (net of taxes of $0.3) (k)	0.5	—	—
Asset retirement obligations (net of taxes of 1.0) (f)	—	(2.0)	—

	(0.1)	(11.0)	(7.4)

Net earnings in accordance with U.S. GAAP	199.4	64.5	55.1

Earnings per share in accordance with U.S. GAAP (i)
Basic	0.99	0.36	0.33

Diluted	0.96	0.34	0.32

Consolidated Balance Sheets

	2005		2004 restated (Note 3)
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
ASSETS
Inventories (g)	364.8	364.8	374.8	375.6
Current future income taxes (g)	21.3	21.3	27.8	27.3
Fixed assets (c) (e) (k)	1,002.7	1,131.5	902.5	1,046.4
Goodwill (g)	277.7	276.9	278.9	278.1
Other assets (b) (e)	57.4	57.3	59.8	59.1
Long-term future income taxes (a) (c) (k)	2.0	13.8	33.8	42.6
LIABILITIES
Accounts payable and accrued liabilities (d)	747.0	758.8	660.6	674.9
Long-term debt (a) (c)	647.0	795.0	724.5	873.3
Deferred credits and other liabilities (a) (b) (c) (k)	89.8	107.2	77.3	102.8
Long-term future income taxes (b) (e)	39.9	37.0	13.4	10.7
SHAREHOLDERS' EQUITY
Capital stock (d) (h)	498.2	494.2	485.7	479.3
Contributed surplus (d)	7.5	1.2	1.2	1.2
Retained earnings (a) (b) (c) (d) (e) (g) (h) (k)	437.9	412.6	241.6	213.2
Cumulative translation adjustments (c) (g) (j) (k)	(38.2)	—	(0.5)	—
Accumulated other comprehensive loss (j)	—	(37.2)	—	(0.1)

a)    Derivative financial instruments

        On April 30, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". These standards require all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in a derivative's fair value are recognized in the current period's earnings unless certain hedge accounting criteria are satisfied.

        The Company elected not to adopt the optional hedge accounting provisions of SFAS No. 133 for an interest rate swap contract that was outstanding on April 30, 2001. Accordingly, for U.S. GAAP reporting purposes only, beginning in 2001 and for such contract, unrealized gains and losses resulting from the valuation of this derivative financial instruments at fair value were recognized in consolidated net earnings as the gains and losses arise. In 2004, the Company terminated this interest rate swap contract resulting in a reversal of the recorded fair value of this derivative for U.S. GAAP purposes.

        In 2004, the Company entered into new interest rate swaps and designated those derivatives as fair value hedges of its subordinated unsecured debt, the hedged item. Since the hedge accounting criteria are satisfied, the change in the fair value of the interest rate swaps is offset in U.S. GAAP consolidated earnings against the change in the fair value of the hedged item. In the U.S. GAAP consolidated balance sheet, the interest rate swaps are recorded at fair value and a corresponding adjustment is made to the hedged item.

        In its primary Canadian GAAP financial statements, the Company does not recognize any gains or losses relating to the interest rate swaps but accounts for cash flows relating to such as an adjustment of accrued interest expense on the underlying debt instruments.

b)    Pension expense and minimum liability

        On May 1, 2000, the Company adopted the Canadian accounting recommendations for employee future benefit costs. The recommendations essentially harmonized Canadian GAAP with U.S. GAAP and were applied prospectively. Differences between Canadian and U.S. GAAP remain with respect to the amortization of actuarial gains and losses arising prior to May 1, 2000. Upon transition to the new Canadian recommendations, all unamortized gains and losses were accumulated into a net transitional asset which is being amortized to consolidated earnings. This approach creates a difference with U.S. GAAP, under which net actuarial gains accumulated prior to May 1, 2000, continue to be amortized over the expected average remaining service period using the corridor approach.

        Under U.S. GAAP, the Company has recorded an additional minimum pension liability for unfunded plans representing the excess of unfunded accumulated benefit obligations over the recorded accrued benefit liability. A corresponding amount is recognized as an intangible asset except to the extent that this additional liability exceeds the related unrecognized past service costs, in which case the excess is charged directly to "Consolidated comprehensive income", net of related future income taxes.

c)     Sale and leaseback transactions

        Under Canadian GAAP, certain leases concluded in conjunction with sale and leaseback transactions have been afforded operating lease treatment. Under U.S. GAAP, these transactions in which the Company has a continuing involvement in the underlying assets have been accounted for under the financing method. Under this method, the Company records the sale proceeds as a liability, recognizes interest expense, and continues to record and amortize the related assets. The accounting for the sale and leaseback transactions under the financing method will continue until the Company's continuing involvement in the related assets ceases.

d)    Stock-based compensation

        Under U.S. GAAP, the Company follows the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board (APB) Opinion No. 25. For the period between September 1999 and April 2002, grants of options under one of the existing employee stock option plans were accompanied by stock appreciation rights (SARs) whereby participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of Class B shares on the day immediately preceding the day of exercise and the exercise price of the option. Under the intrinsic value method, such a plan results in a liability and requires measurement of compensation expense which assumes that all participants will exercise the SARs. In April 2002, the Company cancelled the SARs. Prior to this cancellation, the periodic change in the value of the SARs was included in consolidated earnings. Options that were granted prior to September 1999 and after April 2002 had an exercise price equal to the market price at the date of the grant; therefore, no compensation cost has been charged to earnings. Under Canadian GAAP, no amount was recognized for stock options granted prior to April 26, 2004 upon issuance and any consideration received when participants exercised their options was credited to capital stock.

        As described in Note 3, starting April 26, 2004, the Company began recording stock-based compensation costs which are measured at the grant date of the award based on the fair value method and recognized in consolidated earnings over the related service period.

e)     Deferred charges and other assets

        Under Canadian GAAP, certain development expenses are deferred and amortized over a period of five to seven years. Under U.S. GAAP, those costs are charged to consolidated earnings as incurred.

f)     Asset retirement obligations

        As described in Note 3, on April 26, 2004, for Canadian GAAP purposes, the Company adopted the recommendations of CICA Section 3110. This change in accounting policy was applied retroactively with restatement of the prior years consolidated financial statements.

        For U.S. GAAP purposes, on April 28, 2003, the Company adopted the provisions of SFAS 143 "Accounting for Asset Retirement Obligations". Under such provisions, the cumulative effect of the change in accounting policy has been included in the consolidated statements of earnings during the year of adoption of the accounting policy.

g)     Supplier rebates and other supplier payments

        As mentioned in Note 3, on January 30, 2004, the Company applied EIC-144 both early and retroactively and prior years financial statements have been restated. This new standard was applicable for all arrangements.

        For U.S. GAAP purposes, effective January 1, 2003, the Company adopted the provisions of EITF No. 02-16, "Accounting by a Customer Including a Reseller for Certain Consideration Received from a Vendor". Under such provisions, the cumulative effect of the change in accounting policy has been included in the statement of earnings during the year of adoption of the accounting policy. This new standard was applicable to new arrangements entered into after December 31, 2002.

h)    Share issue expenses

        Under Canadian GAAP, share issue expenses net of future income taxes are presented as a reduction of consolidated retained earnings. Under U.S. GAAP, these expenses are presented as a reduction of capital stock.

i)     Earnings per share

        Under Canadian GAAP and U.S. GAAP, the methods used to determine the dilutive effect of stock options were the same for years 2003 and 2004. However, for 2005, a difference results from the recording of stock-based compensation costs under Canadian GAAP.

	2005	2004	2003
Weighted average number of shares (in thousands)	201,342	179,317	168,962
Dilutive effect of stock options under U.S. GAAP (in thousands)	5,348	8,060	5,514

Weighted average number of diluted shares under U.S. GAAP (in thousands)	206,690	187,377	174,476

j)     Foreign currency translation adjustments

        Under Canadian GAAP, the Company's gains and losses arising from the translation of its net investment in the self-sustaining foreign subsidiaries and from the translation of its long-term debt nominated in U.S. dollars are deferred in a cumulative translation adjustments account in shareholders' equity. Under U.S. GAAP, foreign currency translation adjustments are presented as a component of consolidated comprehensive income under shareholders' equity.

k)    Accounting for fixed assets and leasehold improvements

        Under Canadian GAAP, prior years' consolidated financial statements have been restated to reflect the effect of accounting changes for fixed assets and lease accounting as described in Note 3. Under U.S. GAAP, the cumulative effect of the change in accounting policy for depreciation and amortization of fixed assets to the straight-line method in 2005 is included in the consolidated earnings for the year. For 2005, the impact of this difference is an increase in the US GAAP earnings before income taxes of $0.8 and an increase in depreciation expense of $2.0 in 2004 and $2.4 in 2003 and an increase in net earnings of $0.5 (decrease of $1.3 in 2004 and $1.2 in 2003). For both Canadian and US GAAP, the negative impact on net earnings and diluted earnings per share of the restatement for accounting for leasehold improvements amounted to $3.2 and $0.02 respectively for 2004 and $2.9 and $0.01 for 2003.

Consolidated Cash Flows

        The Company's consolidated statements of cash flows for each of the presented years were prepared in accordance with CICA Handbook Section 1540, "Cash Flow Statements", the provisions of which are substantially similar to those of SFAS No. 95, "Statement of Cash Flows" except for the fact that under Canadian GAAP, a separate subtotal within operating activities is permitted. Under U.S. GAAP, such a subtotal would not be presented.

B — Consolidated Comprehensive Income

        U.S. GAAP require the presentation of the following statements of consolidated comprehensive income and accumulated other comprehensive loss:

	2005	2004 restated (Note 3)	2003 restated (Note 3)
	$	$	$
Net earnings in accordance with U.S. GAAP	199.4	64.5	55.1

Other comprehensive income (loss)
Foreign currency translation adjustments (j)
On the investment in the self- sustaining foreign subsidiaries	(101.6)	4.7	(17.8)
On the long-term debt denominated in U.S. dollars designated as a hedge of the net investment in the self-sustaining foreign subsidiaries	65.6	(2.6)	15.9

	(36.0)	2.1	(1.9)
Net change in minimum pension liability (net of taxes of $0.4) (b)	(1.1)	—	—

	(37.1)	2.1	(1.9)

Consolidated comprehensive income	162.3	66.6	53.2

        Changes in items of the accumulated other comprehensive loss are as follows:

	2005	2004 restated (Note 3)	2003 restated (Note 3)
	$	$	$
Accumulated other comprehensive loss
Balance, beginning of year	(0.1)	(2.2)	(0.3)
Changes during the year
Cumulative foreign currency translation adjustments	(36.0)	2.1	(1.9)
Minimum pension liability	(1.1)	—	—

Balance, end of year	(37.2)	(0.1)	(2.2)

C — Accounting for stock-based compensation

        Under U.S. GAAP, SFAS No. 123, "Accounting for Stock-based Compensation" establishes financial accounting and reporting standards for employee stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Under U.S. GAAP, as permitted by SFAS No. 123, the Company has elected to continue to follow the intrinsic value method of accounting for stock-based compensation arrangements with employees. The effect of the intrinsic value method is described in Note 29A d). If the fair value method of accounting had been applied, the Company's consolidated net earnings and net earnings per share in accordance with U.S. GAAP would have been as follows on a pro forma basis:

	2005	2004 restated (Note 3)	2003 restated (Note 3)
	$	$	$
Net earnings, in accordance with U.S. GAAP, as reported	199.4	64.5	55.1
Compensation costs under the fair value method	5.9	5.3	4.2

Pro forma net earnings	193.5	59.2	50.9

Basic earnings per share as reported	0.99	0.36	0.33

Pro forma earnings per share — Basic	0.96	0.33	0.30

Diluted earnings per share as reported	0.96	0.34	0.32

Pro forma earnings per share — Diluted	0.94	0.32	0.29

        Under the provisions of SFAS No. 123, the pro forma disclosures above include the effects of stock options granted by the Company subsequent to the 1995 year end. Under Canadian GAAP, pro forma disclosures similar to those above were provided for years 2003 and 2004 and only include the effects of stock options granted by the Company subsequent to April 29, 2002.

D — Accounting pronouncements not yet implemented

Canadian GAAP

        On January 27, 2005, the CICA Accounting Standards Board (AcSB) issued Section 1530, "Comprehensive Income", Section 3855, "Financial Instruments — Recognition and Measurement" and Section 3685, "Hedges". These new sections are effective for interim and annual periods beginning after October 1, 2006 and provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Additionally, these sections introduce a new component of equity referred to as comprehensive income.

        Section 1530 requires companies to disclose comprehensive income, which includes, in addtion to net income, comprehensive income consisting primarily of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders' equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activities, and unrealized gains and losses on certain investment securities.

        For the most part, these new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board (FASB). While the Company is still in the process of assessing the impact of these standards, it does not expect that they will have a material impact on its consolidated results of operations and financial condition.

        In June 2005, the CICA AcSB issued Section 3831, "Non-Monetary Transactions" which replaces Section 3830 "Non-Monetary Transaction". The main feature of this new section is a general requirement to measure an asset or liability exchanged or transferred in a non-monetary transaction at fair value, unchanged from the requirement in former Section 3830. However, an asset exchanged or transferred in a non-monetary transaction is measured at its carrying amount when:

  •
  the transaction lacks commercial substance;

  •
  the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

  •
  neither the fair value of the asset received nor the fair value of the asset given up is reliably measurable; or

  •
  the transaction is a non-monetary non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

        The "commercial substance" criterion replaces the "culmination of the earnings process" criterion in former Section 3830.

        The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006 and harmonize with U.S. GAAP. The Company does not expect that these recommendations will have a material impact on its consolidated results of operations and financial condition.

US GAAP

        In December 2004, the FASB issued SFAS No. 153, "Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29". SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 is effective fiscal periods beginning after June 15, 2005. The Company does not expect that these recommendations will have a material impact on its consolidated results of operations and financial condition.

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25. The principal amendments relate to the requirement to use a fair value based method to record stock-based compensation, to measurement methodology to evaluate equity instruments such as options and to the financial statements disclosure requirements. The Company must apply this standard at the latest for annual or interim periods beginning on or after June 15, 2005. The Company does not expect that these recommendations will have a material impact on its consolidated results of operations and financial condition.

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of Accounting Reasearch Bulletin (ARB) No. 43, Chapter 4". SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges The provisions of SFAS No. 151 will be effective for fiscal years beginning after June 15, 2005 and the Company does not expect that these recommendations will have a material impact on its consolidated results of operations and financial condition.

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

ALIMENTATION COUCHE-TARD INC.
July 22, 2005	By:	/s/ SYLVAIN AUBRY Sylvain Aubry Corporate Secretary

EXHIBIT INDEX

Number	Document
99.1	Consent of Raymond Chabot Grant Thornton, LLP.
99.2	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Alain Bouchard)
99.3	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Richard Fortin)
99.4	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Alain Bouchard)
99.5	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Richard Fortin)

QuickLinks

DOCUMENTS FILED WITH THIS FORM 40-F
CONTROLS AND PROCEDURES
NOTICES PURSUANT TO REGULATION BTR
AUDIT MATTERS
CODE OF ETHICS
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
ANNUAL INFORMATION FORM
TABLE OF CONTENTS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS AND FINANCIAL POSITION
Alimentation Couche-Tard Inc. Consolidated Financial Statements April 24, 2005, April 25, 2004 and April 27, 2003
CONSOLIDATED EARNINGS Years ended April 24, 2005, April 25, 2004 and April 27, 2003 (in millions of Canadian dollars, except per share amounts)
CONSOLIDATED CONTRIBUTED SURPLUS Years ended April 24, 2005, April 25, 2004 and April 27, 2003 (in millions of Canadian dollars)
CONSOLIDATED RETAINED EARNINGS Years ended April 24, 2005, April 25, 2004 and April 27, 2003 (in millions of Canadian dollars)
CONSOLIDATED CASH FLOWS Years ended April 24, 2005, April 25, 2004 and April 27, 2003 (in millions of Canadian dollars)
CONSOLIDATED BALANCE SHEETS Years ended April 24, 2005, April 25, 2004 (in millions of Canadian dollars)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS April 24, 2005, April 25, 2004 and April 27, 2003 (in millions of Canadian dollars, except per share amounts)
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
EXHIBIT INDEX