Form 40-F
period 2006-04-30
ALIMENTATION COUCHE TARD INC
filed 2006-07-17
CIK 1081825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

|X| ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2006	Commission File Number 333-10100

ALIMENTATION COUCHE-TARD INC.
(Exact name of Registrant as specified in its charter)

Quebec	5411	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

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
None

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

The Registrant had 56,388,652 Multiple Voting Shares and 145,651,434 Subordinate Voting Shares outstanding as at April 30, 2006. The Registrant’s shares are traded on the Toronto Stock Exchange.

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

Yes |X|.	No |_|.

DOCUMENTS FILED WITH THIS FORM 40-F

1.	Annual Information Form of the Registrant for the fiscal year ended April 30, 2006.

2.	Consolidated balance sheets of the Registrant as at April 30, 2006 and April 24, 2005 and the consolidated statements of earnings, contributed surplus, retained earnings and cash flows for each of the years in the three-year period ended April 30, 2006, including a reconciliation to United States generally accepted accounting principles.

3.	Management’s Discussion and Analysis of Results and Financial Position of the Registrant for the year ended April 30, 2006.

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

MANAGEMENT’S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, for ALIMENTATION COUCHE-TARD INC. Although under Rule 13a-15(c) under the Securities Exchange Act of 1934, we would not be required to carry out an evaluation of the effectiveness of our internal control over financial reporting until required by law and regulation, we have voluntarily carried out such an evaluation, with the participation of our chief executive officer and chief financial officer, as of the end of the latest fiscal year ended April 30, 2006. The framework on which such evaluation was based is contained in the report entitled "Internal Control Integrated - Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded that our internal control over financial reporting was effective as of April 30, 2006.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on management’s assessment of internal control over financial reporting for ALIMENTATION COUCHE-TARD INC. as of April 30, 2006, which is included herein.

(s) Alain Bouchard	(s) Richard Fortin
Alain Bouchard	Richard Fortin
Chairman, President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of
Alimentation Couche-Tard Inc.

We have audited management's assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Alimentation Couche-Tard Inc. maintained effective internal control over financial reporting as of April 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alimentation Couche-Tard Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Alimentation Couche-Tard Inc. maintained effective internal control over financial reporting as of April 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Also in our opinion, Alimentation Couche-Tard Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alimentation Couche-Tard Inc. as of April 30, 2006 and April 24, 2005 and the consolidated statements of earnings, contributed surplus, retained earnings and cash flows for each of the years in the three-year period ended April 30, 2006 and our report dated June 14, 2006 expressed an unqualified audit opinion on those consolidated financial statements.

(s) Raymond Chabot Grant Thornton LLP
RAYMOND CHABOT GRANT THORNTON LLP

Chartered Accountants
Montreal, Canada
June 14, 2006

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

Audit Fees, Audit Related Fees, Tax Fees and All Other Fees

See the disclosure under "Audit Committee Disclosure – Auditors Fees" in the Annual Information Form filed herewith.

Pre-Approval Policies and Procedures

It is within the mandate of the Registrant’s audit committee to approve all audit and non-audit related fees. See the disclosure under "Audit Committee Disclosure – Policy on the Approval of Non-Audit Services" in the Annual Information Form filed herewith. All audit-related fees and tax fees for services provided to the Registrant by the Registrant's auditors during the fiscal year ended April 30, 2006 were approved by the Registrant's audit committee.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics for its Chief Executive Officer, Chief Financial Officer and directors and officers. See the disclosure under "Audit Committee Disclosure – Code of Ethics for CEO, CFO and Senior Financial Officers" in the Annual Information Form filed herewith. A copy of the Code of Ethics will be provided in print free of charge to any shareholder who requests it by contacting the Registrant by telephone or mail. There were no amendments or waivers to the Code of Ethics in fiscal 2005.

OFF-BALANCE SHEET ARRANGEMENTS

See the disclosure under "Off-Balance Sheet Arrangements" in the Management’s Discussion and Analysis of Results and Financial Position filed herewith.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See the disclosure under "Contractual Obligations and Commercial Commitments " in the Management’s Discussion and Analysis of Results and Financial Position filed herewith.

ALIMENTATION COUCHE-TARD INC.

ANNUAL INFORMATION FORM

Fiscal year ended April 30, 2006

July 12, 2006

As used in this annual information form, unless the context indicates otherwise: (i) "we", "our" and "us", the "Company" or "Couche-Tard» refer collectively to Alimentation Couche-Tard Inc. and, unless the context otherwise requires or indicates, its subsidiaries and (ii) "$" or "dollars" refer to American dollars and "Cdn$" or "Cdn dollars" refer to Canadian dollars.

FORWARD-LOOKING STATEMENTS

We make "forward-looking statements" throughout this annual information form. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe", "expect", or "anticipate" will occur, what we "intend", "plan" or "seek" to do or accomplish and other similar statements), you must remember that our expectations may not be correct or that we may not take such actions or accomplish such goals. We do not guarantee that the transactions and events described in this annual information form will happen as described (or that they will happen at all). You should read this annual information form completely and with the understanding that actual future results may be materially different from what we expect. Unless otherwise required by applicable securities laws, we will not update these forward-looking statements, even though our situation changes in the future.

Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, including:

  difficulties in implementing our business strategy and technology;
  difficulties that may be encountered in the integration of the operations of acquired companies as well as the effects of such acquisitions;
  changes in wholesale and retail motor fuel pricing;
  changes in the regulation or taxation of cigarettes or alcohol;
  difficulties in retaining key members of our management team;
  changes in the financial markets affecting our financial structure and our cost of capital and borrowed money;
  compliance with and changes in environmental regulations; our level of debt;
  general economic conditions;
  changes in operating expenses or the need for additional capital expenditures; and
  changes in pricing policies by our competitors or us.

Reference is made to "Risk Factors" herein below.

THE COMPANY

Name and Incorporation

The Company was incorporated under Part IA of the Companies Act (Québec) by certificate of amalgamation dated May 1, 1988. On December 15, 1994, The Company changed its corporate name from "Actidev Inc." to "Alimentation Couche-Tard Inc." The Company’s share capital was also changed at that time so that it consists of an unlimited number of first preferred shares, an unlimited number of second preferred shares, an unlimited number of multiple voting shares and an unlimited number of subordinate voting shares. By certificate of amendment dated September 8, 1995, the Company re-designated the multiple voting shares as Class A multiple voting shares (the "Multiple Voting Shares") and the subordinate voting shares as Class B subordinate voting shares (the "Subordinate Voting Shares"). The Company’s shares trade on the Toronto Stock Exchange and, as of April 30, 2006, the Company had a total market capitalization of approximately Cdn$ 5 billion.

The head office of the Company is located at 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

Intercorporate Relationships

The following chart illustrates the corporate organization of the Company and its principal subsidiaries, all of which are 100% owned.

Alimentation Couche-Tard Inc.
(Québec)
Dépan-Escompte Couche-Tard Inc.
(Québec)
Dunkin Donuts Maître
Franchisé Québec Inc.
(Québec)
Couche-Tard Inc.
(Canada)
Distribution Couche-Tard Inc.
(Québec)
Mac's Convenience Stores inc.
(Ontario)
Couche-Tard U.S. L.P.
(Delaware)
Couche-Tard
Financing Corp.
(Delaware)
The Circle K
Corporation
(Texas)
Other U.S.
Subsidiaries
Mac's Convenience Stores LLC
(Delaware)

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are the leader in the Canadian convenience store industry. We are the third largest convenience store operator in North America and the second largest independent (not integrated with a petroleum company) convenience store operator in North America and the most profitable one as a publicly traded company within such category. As at April 30, 2006, our network consisted of 4,983 convenience stores, 3,085 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five in the United States, which cover 23 American states.

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

After establishing a leading position in Quebec, Couche-Tard expanded through internal growth and acquisitions in Ontario and Western Canada in 1997. In May 1997, Couche-Tard acquired 245 Provi-Soir stores in Quebec and 50 Wink’s stores in Ontario and Western Canada from Provigo Inc. In April 1999, Couche-Tard acquired 980 stores in Ontario and Western Canada operating under the Mac’s, Mike’s Mart and Becker’s banners through the acquisition of Silcorp Limited, a publicly-held company. Beginning in 2001, Couche-Tard began making acquisitions in the United States namely in June 2001, whereby it acquired 172 stores under the Bigfoot banner located in Indiana, Illinois and Kentuky. In August 2002, Couche-Tard acquired 287 stores under the Dairy Mart banner located in these states and other located in Pennsylvania and Michigan. Recently, in December 2003, Couche-Tard acquired from Circle K 1,663 stores located in 16 states in addition to the 627 franchised stores and under licence.

Highlights of Last Three fiscal Years

Fiscal 2006

In August 2005, the Company granted a master franchise agreement for Mexico for the Circle K Brand to a subsidiary of Grupo Kaltex, S.A. de C.V. providing for the opening of 250 stores within the next five years.

In November 2005, the Company acquired from Ports Petroleum Co. seven stores, all with motor fuel facilities located in Ohio, United States. Most of these stores are located around Cleveland, Ohio. Pursuant to this transaction, the Company bought the land and buildings for six locations, and leases the other one.

In December 2005, the Company acquired from Conway Oil Company and Conway Real Estate Company 16 stores with motor fuel. Most of them are located in and around Alburquerque, New Mexico, and ten offer car wash facilities. Pursuant to this transaction, the Company bought the land and buildings for ten locations, and leases the other six.

In December 2005, the Company signed an agreement with ConocoPhillips Company which resulted in the conversion of an additional 75 convenience stores of ConocoPhillips’ network, located in the Western half of the U.S., to the Circle K banner.

In December 2005, the Company acquired from BP Products North America, Inc. 26 stores with motor fuel facilities located in the Memphis region of Tennessee, United States. Pursuant to this transaction, the Company bought the land and buildings for 22 locations, leases two and the other two are owned and operated by existing dealers.

In December 2005, the Company withheld from renewing the Taiwan license which is comprised of 800 franchised stores owned and operated by the Taiwanese licensee under the Circle K banner within the Taiwan territory.

In March 2006, the Company acquired from Shell Oil Products US 40 stores with motor fuel facilities and assumed an additional 13 fuel supply contracts in Indianapolis, Indiana, US. Pursuant to this agreement, the Company bought the land and buildings for 29 convenience stores, bought the land and leases the premises for one and leases the other ten.

In April 2006, the Company acquired six stores in the Tallahassee region of Florida from Capcirc Properties, LLC. Pursuant to this transaction, the Company bought the land and buildings for five locations, and leases the other one.

In April 2006, the Company announced that it had signed an agreement with Spectrum Holding, Inc. to purchase 90 stores with motor fuel facilities located in major markets throughout the States of Georgia and Alabama. As indicated, the transaction closed at the beginning of June 2006. Thirty-five locations have drive-through car washes and 13 quick-service restaurants. Pursuant to this agreement, the Company bought the land and buildings for 58 of these locations, five fee/lease properties, with the remaining sites under long term leases.

Fiscal 2005:

During the second quarter of the fiscal year, the Company entered into an agreement with Allied Domecq Quick Services Restaurants for the development of 65 Dunkin’ Donuts sites in Ohio within the next six years.

In November 2004, the Company purchased 22 sites in the Phoenix Metro area from Shell Oil Products US for an aggregate amount of $ 34.1 million. Most of these sites sell motor fuel.

On March 18, 2005, the Multiple Voting Shares and the Subordinate Voting Shares of the Company were split on a two-for-one basis.

In February 2005, the Company acquired 19 stores in the Augusta region of Georgia. These sites sell motor fuel.

Finally in April 2005, the Company acquired ten stores in the Midwest region of the United States, all of which sell motor fuel.

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

On September 4, 2003, Couche-Tard acquired certain assets of Clark Retail Enterprises, Inc. for total cash consideration of $29.9 million. In this transaction, Couche-Tard acquired 43 convenience stores, 33 of which are located in Illinois, with the remainder in Indiana, Iowa, Michigan and Ohio. All of the stores sell motor fuel. Couche-Tard acquired the buildings and land at 31 of these sites, with the remaining 12 being leased. On October 30, 2003, Couche-Tard completed a sale-leaseback transaction with respect to 19 of the Clark stores and received proceeds of approximately $15 million.

On December 17, 2003, Couche-Tard acquired The Circle K Corporation ("Circle K") from ConocoPhillips for a net cash purchase price of $751.2 million. The Acquisition was financed through the proceeds from the issuance of $350 million 7 1/2% Senior Subordinated Notes due 2013, borrowings under our senior credit facility of an aggregate amount of $510 million and net proceeds of $168.8 million from the issuance of Class B subordinate voting shares. (See "Material Contracts.") These credit facilities have replaced the ones that existed prior to December 17, 2003.

In connection with the Acquisition:

  Couche-Tard acquired all the outstanding capital stock of Circle K;

  we entered into a five-year motor fuel supply agreement with ConocoPhillips;

  we entered into several other related agreements with ConocoPhillips, including several trademark licensing agreements and a reseller agreement; we entered into an environmental liabilities agreement with ConocoPhillips; and

  we agreed to undertake certain capital improvements at the Circle K stores in connection with the proposed settlement of litigation brought against Circle K under the Americans with Disabilities Act.

As at April 25, 2004 the Company had achieved excellent progress in the Circle K integration plan with some $10 million in synergies achieved within the first 130 days, by implementing Couche-Tard’s decentralized business model at Circle K and renegotiating several merchandise supply agreements.

In March and April 2004, the Company entered into sale-leaseback agreements for 322 Circle K properties acquired on December 17, 2003. The net proceeds from this transaction of $252.9 million were used to reimburse part of the long-term debt borrowed in connection with the Acquisition.

BUSINESS

Business Strengths

Leading Market Position. We have a network of more than 4,983 convenience stores which makes us the third largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator and the most profitable one as a publicly traded company within such category. We believe our well-recognized banners, including Couche-Tard, Mac’s and Circle K have an established reputation for convenience and excellence in product selection and value that helps to differentiate our stores from those of our competitors. We believe that the geographic diversity of our network throughout the United States and Canada reduces our exposure to adverse local and/or regional market conditions, including fluctuations in motor fuel prices. With more than $10 billion in revenues in fiscal 2006 and 25 years of convenience store operations, we believe our size and experience have enabled us to develop operating efficiencies that provide us with a competitive advantage, particularly with respect to merchandising and purchasing.

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

We have made substantial investments in our Couche-Tard stores through our IMPACT program (i.e. Innovation-Marketing-People-Alimentation-Couche-Tard). Couche-Tard has implemented the IMPACT program in over 1,700 of its company-operated stores, which represent approximately 48% of such stores. Currently, almost all of Couche-Tard’s company-operated stores use scanning technology, which is significantly higher than the industry average of approximately 78% of convenience stores.

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

Experienced and Incentivized Management Team with a Proven Track Record. Our senior executive management team has worked together for more than 20 years and has developed extensive expertise in operating convenience stores. As of April 30, 2006, our senior executive management team collectively owned approximately 20% of Alimentation Couche-Tard Inc.’s stock and controlled approximately 54% of the voting rights of all outstanding shares. Furthermore, our eleven operational vice-presidents have an average of approximately 18 years of industry experience. Many of our management personnel at all levels have progressed into management positions after working with us for many years at different levels of the organization, while others have joined us in connection with acquisitions and have brought us additional expertise. Since 1997, Couche-Tard has completed many acquisitions, and management’s ability to integrate stores into our existing network has been an important factor in our success. In addition, our management has transitioned Couche-Tard from a local Quebec company to a leading convenience store operator in Canada and the United States.

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

IMPACT Program. We plan to continue to use Couche-Tard’s successful IMPACT program to grow same-store sales and drive purchases of higher margin products and services. We believe that the implementation of our IMPACT program has favourably impacted the revenues and profit margins of reconfigured stores. During the fiscal year, we continue to introduce our IMPACT program to the Circle K stores and intent to continue such introduction over the next few years.

Quick Service Restaurants ("QSR"). Since 1998, Couche-Tard has implemented QSRs as an important element of its IMPACT program. These QSRs, which may be known brands or Couche-Tard’s proprietary brands, are designed to increase customer traffic and profit margins by offering customers fresh products and encouraging them to spend more time in the store. Couche-Tard operates these QSRs within the Couche-Tard, Mac’s and Circle K stores as a franchisee and is responsible for the daily operations when operating third party franchises. We intend to continue to implement this strategy in our Couche-Tard and Mac’s stores and selectively continue to introduce it to our Circle K stores.

Invest in Store Modernization and Information Systems. We intend to continue investing in the modernization of our store base and the enhancement of our technology and information systems at all levels throughout our store network and in our distribution centres. We analyze our investment opportunities based on their potential growth, profitability and rate of return on capital. We believe that our access to both internal and external sources of capital allows us to make investments that provide us with a competitive advantage in a highly-fragmented industry.

We have made significant investments in technology because we believe that the information generated from such systems is critical to the operation of our business. By analyzing the data generated by our point-of-sale ("POS") systems, we are better able to adjust our product and service mix to meet local demands, eliminate slow-moving inventory items, and optimize our purchasing activities.

Leverage Supplier Relationships. We seek to develop and maintain strong relationships with our merchandise and motor fuel suppliers. As the largest convenience store operator in Canada and third largest overall convenience store operator in North America, we represent an attractive distribution channel to suppliers due to our scale, broad geographic presence and our proven ability to grow merchandise and motor fuel sales. We use the inventory information from our POS systems to work with our suppliers to provide mutually agreeable merchandising and exclusivity arrangements, which we believe allows us to secure more favourable purchasing terms. Moreover, we believe the consolidation of Couche-Tard, Mac’s and Circle K will lead to additional volume purchasing benefits.

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

Store Network

Couche-Tard is the largest Canadian convenience store operator with a network of 2,064 convenience stores in Canada and has a significant presence in the United States with an additional 2,919 stores. Of the 4,983 Couche-Tard stores, 3,632 are company-operated and 1,351 are operated under our affiliate program. Motor fuel is sold at 65% of Couche-Tard’s company-operated stores. Couche-Tard’s Canadian stores are located in Quebec, Ontario, Alberta, British Columbia, Manitoba, Saskatchewan and the Northwest Territories, and its U.S. stores are located in 23 U.S. states, including Ohio, Indiana, Kentucky, Illinois, Michigan, Pennsylvania, Iowa, Arizona, Florida, California, Louisiana and Texas. The Couche-Tard stores are primarily operated under the Couche-Tard and Mac’s banners in Canada and the Circle K banner in the United States.

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

The following table sets out the number of Couche-Tard’s stores in operation by geographic location and type of store as of April 30, 2006.

		Total	Company-		Percentage
		Number of	Operated	Total	of Total
Region	Provinces/States	Stores	Stores	Affiliates	Stores

Eastern Canada	Quebec	879	581	298	17.64%
Central Canada	Ontario	819	605	214	16.43%

			Total
		Total	Company-		Percentage
		Number of	Operated	Total	of Total
Region	Provinces/States	Stores	Stores	Affiliates	Stores

Western Canada	British Columbia, Alberta, Saskatchewan, Manitoba, Northwest Territories	366	295	71	7.34%
U.S. Midwest	Ohio, Indiana, Kentucky, Illinois, Michigan, Pennsylvania, Iowa	692	528	164	13.89%
U.S. West Coast	New Mexico, Western Texas, Washington, Oregon, California, Hawaii	564	284	280	11.32%
U.S. Arizona Region	Nevada, Arizona	543	543	0	10.90%
U.S. Southeast	Tennessee, Northern Mississippi, Georgia, North Carolina, South Carolina	283	275	8	5.68%
U.S. Florida and Gulf Coast	Florida, Alabama, Arkansas, Louisiana, Southern Mississippi, Eastern Texas	837	521	316	16.80%
Total		4,983	3,632	1,351	100%

Couche-Tard conducts its convenience store business through two main types of arrangements, as set out below.

Company-Operated Stores. Couche-Tard has 3,632 company-operated stores in its network, 2,903 of which are employee-operated and 729 of which are dealer-operated. All of the stores in Quebec and the United States are employee-operated. For employee-operated stores, Couche-Tard is responsible for store operations, owns the equipment, systems and inventory and employs salaried and part-time staff. For dealer-operated stores, Couche-Tard owns the equipment, inventory and systems and the independent store operator employs the staff, agrees to operate according to Couche-Tard’s standards and is paid a commission based primarily on store revenues to manage the store. The dealer-operator is also fully responsible for losses related to any inventory shrinkage.

Affiliated Store Program. Couche-Tard’s affiliated store program includes franchise arrangements, license arrangements and arrangements under which the Midwest sells motor fuel to certain independent store operators (motor fuel dealers).

a)     Franchised Stores. Couche-Tard has 724 franchised stores in Canada and the United States. Franchised stores are operated by independent store operators who have entered into a franchise agreement, which typically provides for an upfront franchise fee and/or royalties based primarily on sales to be paid to Couche-Tard. These stores operate under Couche-Tard’s banners. The franchisee is responsible for managing the store, hiring and managing the staff and maintaining inventory through supply agreements with authorized suppliers. In most cases, Couche-Tard either leases or subleases the real estate to the franchisee and, in many locations, Couche-Tard owns the in-store equipment and motor fuel equipment.

b)     Licensed Stores. Couche-Tard has 522 stores operated under license agreements in Canada and the United States that are owned and operated by independent store operators. The licensee typically owns or leases the real property from third parties and owns all other assets related to the business. The licensee enters into a license agreement with Couche-Tard to use one of Couche-Tard’s proprietary banners and agrees to buy merchandise from certain suppliers in order to benefit from certain vendor rebates based on Couche-Tard’s purchasing volume. Couche-Tard’s revenues from licensed stores includes license fees and a portion of the vendor rebates related to the licensee’s purchases that are paid to Couche-Tard.

c)     Motor Fuel Dealers. Couche-Tard’s Midwest Division has agreements to sell motor fuel directly to 105 independent operators at cost plus a mark-up.

Internationally, Couche-Tard through Circle K has license agreements for the operation and development of stores in Japan, Hong Kong, China, Indonesia, Guam, Macao and Mexico. The terms of these agreements vary, as do the royalty rates.

Merchandise Operations

Couche-Tard offers its customers more than 3,200 product stock keeping units ("SKUs") that include traditional convenience store items such as packaged and frozen beverages, candy and snacks, coffee, dairy items, beer/wine and tobacco products, as well as products not traditionally offered by convenience stores such as fresh food and foodservice items. In addition, services such as automatic teller machines and lottery ticket sales are featured in many stores. Couche-Tard is continually looking for new product ideas, such as cell phones, prepaid phone cards and home office supplies, to offer to its customers to meet their convenience needs. Couche-Tard evaluates store product assortment on an ongoing basis to ensure that low turnover products are replaced by top selling items in order to maximize selling space and ensure that high demand items are available to the consumer.

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

Based on merchandise purchase and sales information, Couche-Tard estimates category revenues as a percentage of total in-store merchandise sales for the last fiscal year as follows:

Percentage of
Category	Total

Tobacco Products	36.6
Beer/Wine/Liquor	16.4
Grocery	14.3
Beverages	13.5
Food Service	11.1
Candy/Snacks	8.1
Total In-Store Merchandise Sales	100.0%

In order to grow its merchandise sales and increase profits, Couche-Tard focuses primarily on developing its banners and brands, growing and refining its IMPACT program and expanding its QSR business.

Branding. Couche-Tard operates its stores under mainly the banners Couche-Tard, Mac’s, Circle K, 7-jours, Dairy Mart, Daisy Mart and Winks. Couche-Tard’s brand strategy employs both proprietary and national brands for brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items. La Maisonnee and Handful branded fresh sandwiches and breakfast selections, as well as Sloche, Froster, Énergie and Joker drinks and Sunshine Joe Coffee Co. are examples of successful proprietary branded items that Couche-Tard has added to its growing selection of fresh products. Couche-Tard also continues to build on existing partnerships with recognized coffee franchises and brand names such as Van Houtte and Seattle’s Best Coffee names.

IMPACT Program. In 1998, Couche-Tard launched its Store 2000 Concept, now identified as IMPACT. The program has been implemented in over 1,700, or approximately 48%, of its company-operated stores. Under the IMPACT program, the selection of products and services is designed to create an in-store perception of freshness to appeal to consumers and promote increased sales of higher-margin products. Each selected location is adapted to the needs of the socio-economic and cultural character of the community with the assistance of a multi-disciplinary team comprising marketing, merchandising, real estate service, interior design and operations specialists. A full-scale IMPACT program implementation typically includes an expanded foodservice operation, and may include a QSR. Couche-Tard uses a scaled-down version of the concept in markets that cannot support a full-scale conversion. The cost of a full-scale IMPACT program implementation is typically between Cdn$150,000 and Cdn$200,000, while a partial or scaled-down conversion may cost between Cdn$60,000 and Cdn$80,000. Management believes that there is an opportunity to increase gross margins through the expansion of this concept, particularly in certain of the Circle K stores.

Quick Service Restaurants. In order to differentiate its company-operated stores and to increase customer traffic and profit margins, Couche-Tard is focusing on the expansion of its foodservice program and has entered into franchise agreements with quick service restaurants including Subway, Dunkin’ Donuts, M & M Meat Shops, Noble Roman’s, Quiznos, Blimpie and other local brands. These foodservice programs are a very important part of the IMPACT program. Couche-Tard runs the branded foodservice operation as a franchisee and pays royalties, rather than renting out space to foodservice operators for a fixed dollar fee. While this approach prevents Couche-Tard from partnering with certain companies, it allows Couche-Tard to benefit from increased popularity of these products and Couche-Tard believes that this approach enables it to generate higher margin and returns, as well as to ensure quality of service.

Fuel Operations

Prior to Couche-Tard’s entry into the U.S. market, approximately 70% of total revenues were generated from merchandise and service revenues and 30% from motor fuel sales. The mix has been altered since the acquisition of Bigfoot, Dairy Mart and Circle K, as these companies had a greater reliance on motor fuel sales than Couche-Tard. In fiscal 2006, Couche-Tard’s motor fuel sales in Canada represented about 38% of its Canadian revenues compared to approximately 64% of revenues for its U.S. stores.

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

Couche-Tard sells motor fuel either under its own brands, including Couche-Tard and Mac’s in Canada and Circle K in the United States, or under the name of major oil companies such as Esso, Petro-Canada, Shell, Irving, Ultramar, BP, 7, Phillips 66, Marathon, Citgo, Huski and Sunoco.

Distribution and Suppliers

Merchandise Distribution and Supply Arrangements. Couche-Tard has established national and regional distribution and supply networks for its in-store merchandise in Canada and the United States. With the exception of Eastern Canada where Couche-Tard operates its own distribution centre and Arizona where its distribution centre is operated by a third party, in-store merchandise is supplied to Couche-Tard stores either through distribution specialists or directly by manufacturers. Couche-Tard has arrangements with major tobacco manufacturers and other major suppliers for direct distribution to its stores. Couche-Tard has also negotiated supply agreements with regional suppliers, to the extent required, to meet the needs of each market and to adapt its product mix to local consumer preferences.

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

In Eastern Canada, Couche-Tard operates its own distribution centre in Laval, Quebec through which most deliveries to Couche-Tard’s Quebec stores are channelled, with the remainder of supplies being delivered directly to the stores by the manufacturers. The distribution centre was established to allow Couche-Tard to provide integrated, high-quality services to the 649 Couche-Tard stores dispersed throughout the province. The distribution centre has enabled Couche-Tard to increase the frequency of its delivery of dairy products and fresh and frozen foods from once to at least twice a week.

Circle K has a distribution centre in Arizona which is managed by Core-Mark International Inc. pursuant to a contract for a fee. The distribution centre services approximately 562 Circle K stores. The distribution centre allows Circle K to utilize its buying power for warehouse-delivered items plus certain dairy, bakery, sandwich, ice cream and snack items through vendor consolidation with the Arizona distribution centre.

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

Circle K has entered into a supply agreement with ConocoPhillips pursuant to which ConocoPhillips will provide, for at least the next five years, subject to cancellation of Couche-Tard subject to certain conditions, a supply of gasoline and diesel for the stores covered by such supply agreement. In 2004, Circle K gave notice to terminate its supply arrangement with ConoccoPhillips for California and Arizona.

Properties

Of the 3,632 company-operated stores, 2,807 are leased and 825 are owned by Couche-Tard, while the remaining 1,351 stores are either leased or owned by affiliates and franchisees. Most of the owned properties are located in Quebec. Couche-Tard believes that none of the leases is individually material to it. Most of the leases are net leases requiring Couche-Tard to pay taxes, insurance and maintenance costs. Generally our real estate leases in Canada are for primary terms of five to ten years and in the United States, they are for 10 to 20 years, in both cases, with options to renew. Under certain of the store leases, we are subject to additional rentals based on store revenues as well as escalations in the minimum future lease amount.

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

Information Systems

Couche-Tard uses the information obtained from its point of sales ("POS") systems to manage its product mix at the store level. The periodic reports generated from the data collected using POS scanners allows the store operators to identify slow-moving inventory, track customer preferences, optimize product assortment and effectively adapt the store to the needs of community. Couche-Tard uses POS technology, including scanning, in all of its Company-operated stores, including scanning. Couche-Tard is also currently implementing new POS systems including the selective installation of touch screens in its Mac’s stores and pay-at-the-pump systems for motor fuel distribution at certain company-owned stores in all of its regions. This technology maximizes convenience for customers while allowing Couche-Tard to collect information on consumer habits to better implement its merchandising strategy. In fiscal 2003, Couche-Tard established a data warehouse for all of its Canadian divisions and is developing a wide area network, or WAN, which will allow it to implement a perpetual inventory and in-store assisted ordering system. The system, which is in use primarily in Quebec, is designed to optimize the store supply process.

Employees and Training

As of April 30, 2006, Couche-Tard had approximately 37,000 employees throughout its company-operated stores, administrative offices, distribution centre and affiliated stores.

Couche-Tard is organized in eight divisions based on geography: Eastern Canada (Quebec), Central Canada (Ontario), Western Canada, the U.S. Midwest, the West Coast Region, the Arizona Region, the Southeast Region and the Florida and Gulf Coast Region, each managed by a Vice-President of Operations. Each Vice-President is typically responsible for up to 880 stores. Each store is operated as a separate business unit and store managers within each region are required to meet specific performance objectives. Store manager’s report to market managers who are typically responsible for eight to ten stores. Market manager’s report to regional directors who typically oversee 60 to 70 stores. Finally, regional directors are accountable to the regional vice-presidents. Couche-Tard’s decentralized structure allows most store-specific decisions to be made locally, rather than centrally, which expedites the decision-making process.

Couche-Tard typically spends between 2 % and 4 % of total annual compensation in the network on the training of its employees.

Trade Names, Service Marks and Trademarks

Couche-Tard has registered or applied for registration of a variety of trade names, service marks and trademarks for use in its business, which Couche-Tard regards as having significant value and as being important factors in the marketing of the Company and its convenience stores. Couche-Tard operates its corporate stores under mainly the banners Couche-Tard, Mac’s, Circle K, 7-jours, Dairy Mart, Daisy Mart and Winks. Couche-Tard sells its proprietary branded food items such as La Maisonnee and Handful fresh sandwiches and breakfast selections, as well as Sloche and Froster brands of iced beverages. Circle K store brands include Circle K, Circle K Express, The Frozen Zone, Thirst Buster, Polar Pop and Freshest Coffee Going!. Service brands include: QuickFlick and Circlek.com. Tag lines include "What else do you need". Couche-Tard also sells motor fuel under its private labels, including Couche-Tard, Mac’s, Circle K. Couche-Tard is not dependent upon any single trademark or trade name, however, it considers its banners and brands to be important assets. Accordingly, Couche-Tard’s policy is to register or otherwise protect these intangible assets in all jurisdictions in which Couche-Tard operates. Couche-Tard has exclusive rights to use its trademarks, except in certain counties in Texas and Oklahoma where Circle K has granted SSP Partners, one of its franchisees, the exclusive right to use the Circle K brand.

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

RISK FACTORS

The "Business Risks" and "Other Risks" sections of our "Management’s Discussion and Analysis of Operating Results and Financial Position" on pages 48 to 52 of the Company’s 2006 Annual Report, is incorporated herein by reference, as supplemented from time to time in the "Business Risks" sections of our quarterly reports to shareholders.

DIVIDENDS

Since 1989, the Company had not declared any dividends but effective since the second quarter of fiscal 2006, the Board of Directors has implemented a quarterly dividend policy of 2.5 cents Cdn per Class A multiple voting shares and Class B subordinate voting shares.

CAPITAL STRUCTURE

The voting shares of the Company are its Class A Multiple Voting Shares (the "Multiple Voting Shares") and its Class B Subordinate Voting Shares (the "Subordinate Voting Shares"). As at June 30, 2006, 56,388,652 Multiple Voting Shares and 145,651,434 Subordinate Voting Shares of the Company were issued and outstanding. Each Multiple Voting Share carries 10 votes and each Subordinate Voting Share carries one vote with respect to all matters coming before the Meeting.

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

RATINGS

On November 18, 2003, Moody’s Investors Service announced that it rated the Company’s Senior Subordinated Notes at Ba3. Such rating was reviewed and upgraded in April 2006 to Ba2 pursuant to the operating and financial progress that the Company has made since the December 2003 Circle K acquisition. Obligations rated Ba are in the fifth highest category and are judged to have speculative elements and are subject to substantial credit risk. The November 2003 rating had been based upon potential post-Circle K merger operating efficiencies from the Company’s position as one of the leading convenience store chain in North America, the Company’s pattern after prior acquisitions of reducing leverage with free cash flow and incremental equity offerings, and expected growth in higher-margin merchandise categories. Constraining the ratings are the integration risks in more than doubling the Company’s base with the Circle K acquisition, the expectation that fixed charge coverage will remain fairly low for the next several years, and increase reliance on unpredictable profits from gasoline sales.

On November 21, 2003, Standard and Poor’s Ratings Services Limited announced that it had assigned a "B" rating to the Company’s Senior Subordinated Notes, with a stable outlook. Such rating was reviewed and increased to "B+" in December 2005 to reflect the significant reduction in debt undertaken by the company since the Circle K acquisition in December 2003, coupled with operational improvement from its U.S. operations and ample liquidity. Couche-Tard has exceeded its initial cost savings targets related to the Circle K stores, where the company has begun to successfully implement its Impact concepts store renovation program. An obligation rated "B" is more vulnerable to non-payment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The rating reflects the relative large size of the Circle K acquisition, and the resulting high leverage of the mostly debt funded acquisition. These factors are partially offset by the Company’s strong performing current store base, the acquired store base that has performed reasonably well and a seasoned management team that has experience with previous, even though smaller acquisitions.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The Multiple Voting Shares and Subordinate Voting Shares are listed on the Toronto Stock Exchange since December 6, 1999 under the symbols ATD.A and ATD.B, respectively.

Price Ranges and Volume Traded

Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
April 2005 [2]	ATD.A	$ 21.80	$ 18.70	76,060
May 2005	ATD.A	$ 21.95	$ 20.15	26,884
June 2005	ATD.A	$ 28.25	$ 21.50	136,127

Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
July 2005	ATD.A	$ 26.65	$ 22.65	23,145
August 2005	ATD.A	$ 27.00	$ 24.51	22,318
September 2005	ATD.A	$ 25.01	$ 23.15	23,856
October 2005	ATD.A	$ 23.39	$ 20.50	20,579
November 2005	ATD.A	$ 25.61	$ 22.00	24,798
December 2005	ATD.A	$ 25.50	$ 22.50	748,257
January 2006	ATD.A	$ 26.00	$ 23.50	43,899
February 2006	ATD.A	$ 28.70	$ 25.50	28,532
March 2006	ATD.A	$ 29.00	$ 25.00	71,033
April 2006	ATD.A	$ 28.40	$ 27.00	512,388

Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
April 2005 [2]	ATD.B	$ 18.00	$ 16.51	14,817,347
May 2005	ATD.B	$ 18.11	$ 15.91	3,312,132
June 2005	ATD.B	$ 19.45	$ 18.00	6,998,708
July 2005	ATD.B	$ 21.58	$ 18.71	12,427,176
August 2005	ATD.B	$ 21.75	$ 19.86	14,793,085
September 2005	ATD.B	$ 20.86	$ 19.54	12,231,841
October 2005	ATD.B	$ 21.67	$ 19.80	6,663,789
November 2005	ATD.B	$ 23.66	$ 20.97	15,652,871
December 2005	ATD.B	$ 23.67	$ 22.10	6,593,059
January 2006	ATD.B	$ 24.23	$ 22.68	6,985,179
February 2006	ATD.B	$ 25.94	$ 23.46	9,485,163
March 2006	ATD.B	$ 26.93	$ 21.49	9,698,631
April 2006	ATD.B	$ 27.83	$ 25.40	5,174,656

Note:

(1) All prices are in CAD$ an on a per share basis.
(2) From April 1 to 24, 2005 - average prices and total volumes for partial month.

DIRECTORS AND SENIOR OFFICERS

Directors

The following tables list the Company’s directors. All information is accurate as of June 30, 2006.

Name and municipality of residence	Principal occupation
ALAIN BOUCHARD [1]	Chairman of the Board, President and Chief Executive Officer of the Company
Lorraine, Québec

JACQUES D’AMOURS [1]	Vice-President,
Lorraine, Québec	Administration of the Company

ROGER DESROSIERS, FCA[3]	Corporate Director
Montréal, Québec
Chairman of the Audit Committee

JEAN ÉLIE [2]	Corporate Director
Montréal, Québec

Name and municipality of residence	Principal occupation
RICHARD FORTIN [1]	Executive Vice-President and Chief Financial Officer of the Company
Longueuil, Québec

JOSEE GOULET [3]	Corporate Director
Montréal, Québec

ROGER LONGPRÉ 2, 3	President, Mergerac Inc. (consulting firm in mergers and acquisitions)
Brossard, Québec
Chairman of the Human Resources and
Corporate Governance Committee

REAL PLOURDE [1]	Executive Vice-President and Chief Operating Officer of the Company
Montréal, Québec

JEAN-PIERRE SAURIOL 2	President and Chief Executive Officer, Dessau-Soprin inc.
Laval, Québec	(engineering- construction company)

JEAN TURMEL [4]	President, Perseus Capital Inc. (fund management company)
Montréal, Québec

Notes:

1) Member of the Executive Committee.
2) Member of the Human Resources and Corporate Governance Committee.
3) Member of the Audit Committee.
4) Lead Director.

Each director remains in office until the following annual shareholders’ meeting or until the election or appointment of his successor, unless he resigns or his office becomes vacant as a result of his death, removal or any other cause.

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

Richard Fortin. Before joining Couche-Tard in 1984, he had more than 13 years of experience at a number of major financial institutions, and was Vice-President of Quebec for a Canadian bank wholly-owned by Societe Generale (France). Mr. Fortin holds a bachelor's degree in Management with a major in Finance from Laval University in Quebec City. Mr. Fortin is also a director of Transcontinental Inc., a commercial printer and Insurance Life of National Bank of Canada.

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

Jean A. Élie. From 1998 to 2002, Mr. Élie was managing director of a Canadian bank wholly-owned by Societe Generale (France). From 1987 to 1997, Mr. Élie was a director and member of the Executive Committee and Chairman of the Finance and Audit Committee of Hydro-Quebec, for which he also acted as Interim Chairman in 1996. From 1981 to 1995, he was a Vice-President and Manager, Corporate Services and Government Services of Burns Fry Limited (today BMO Nesbitt Burns Inc.), a Canadian investment banking and brokerage firm. Mr. Élie was also a director and member of the Executive Committee of the Investment Dealers Association of Canada. Mr. Élie holds a B.C.L. (law) from McGill University and an MBA from the University of Western Ontario and is a member of the Quebec Bar Association.

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

Jean Turmel. Mr. Turmel is the founder and president of Perseus Capital inc., a portfolio firm. Until December 2004, Mr. Turmel was President, Financial Markets, Treasury and Investment Bank of a Canadian chartered bank. Mr. Turmel was a director of a Canadian chartered bank and a director and chairman of National Bank Financial Inc. as well as a member of the board of directors of subsidiaries of such group Prior to 1981, Mr. Turmel held various positions at McMillan Bloedel Inc., Dominion Securities Inc. and Merrill Lynch Royal Securities. Mr. Turmel holds a baccalaureate in commerce and an MBA both from Laval University in Quebec City.

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

Roger Desrosiers. Mr. Desrosiers has been a chartered accountant since 1963. In 1973, Mr. Desrosiers founded an accounting firm that subsequently merged with Arthur Andersen in 1994. From 1994 to 2000, Mr. Desrosiers was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, Mr. Desrosiers was assistant-treasurer, director of accounting and budget for Quebec-Telephone (now TELUS Inc.). Prior to 1968, Mr. Desrosiers practised accounting with Coopers & Lybrand. Mr. Desrosiers is a Fellow of the Quebec Order of Chartered Accountants. Mr. Desrosiers sits on the following board of directors: Desjardins Assurances Générales, Fonds d’assurances du Barreau du Québec, La Personnelle compagnie d’assurance Inc., PG Mensys Système d’Information Inc., Van Houtte Inc. as well as on the consulting committee of Telus Québec. Mr. Desrosiers holds a Masters Degree in Commercial Sciences and a License in Accounting Sciences both from Laval University in Quebec City.

Senior Officers

The following table lists the Company’s senior officers who are not also directors. All information is accurate as of June 30, 2006.

Name and municipality of residence	Office held with the Company

MICHEL BERNARD	Vice-President, Operations Eastern Canada
Montreal, Quebec

ROBERT G. CAMPAU	Vice-President, Operations U.S. Southeast Region
Cave Creek ,Arizona

DARRELL DAVIS	Vice-President, Operations U.S. Midwest
Columbus, Indiana

STEPHANE GONTHIER	Senior Vice-President, Eastern North America
Laval, Quebec

MICHEL GUINARD	Vice-President, Development
Laval, Quebec

BRIAN HANNASCH	Senior Vice-President, Western North America
Columbus Indiana

GEOFFREY C. HAXEL	Vice-President, Operations U.S. Arizona Region
Scottsdale, Arizona

JEAN-LUC MEUNIER	Vice-President, Operations Central Canada
Rosemère, Québec

CHARLES MICHAEL PARKER	Vice-President, Operations U.S. Florida/Gulf Region
Scottsdale , Arizona

JOY POWELL	Vice-President, Operations U.S. West Coast Region
Chino Hills, California

KIM TROWBRIDGE	Vice-President, Operations Western Canada
Calgary, Alberta

Michel Bernard has been Vice-President, Operations Eastern Canada since December 2005 and previously held the position of Vice-President, Operations U.S. Midwest since 2003. Mr. Bernard has served in a variety of operations and marketing-related positions during his 25-year supermarket and convenience store career. Mr. Bernard joined Couche-Tard in 1987 and subsequently departed in 1994 to pursue other opportunities including as Director of Convenience Retailing for Petro-Canada. Mr. Bernard returned to Couche-Tard in 1999 as Senior Director of Marketing and Merchandising. Mr. Bernard holds a bachelor's degree in Management, with a major in Marketing, from the Universite du Quebec a Montreal.

Robert G. Campau has been Vice-President, Operations U.S. Southeast Region since December 2003. Mr. Campau began his nearly 30-year convenience industry career with the Southland Corporation (7-Eleven) in 1974. Since joining Circle K in 1979, Mr. Campau held a variety of positions including zone manager, division manager, director of operations, franchise support services, director of organizational development, director of operations and representative of the Office of the President. Prior to December 2003, he served as Manager of Retail Support for ConocoPhillips. Mr. Campau earned his bachelor's degree in business administration from the University of Wisconsin at Madison.

Darrell Davis has been Vice-President, Operations Midwest since December 2005. He has served Couche-Tard as Director of Operations, and later as Director of Marketing within the Midwest division. Mr. Davis joined Couche-Tard in 2002 when Couche-Tard acquired Dairy Mart, where he held the position of Vice-President, Operations of such company. Mr. Davis began his career in the convenience store industry over 30 years ago. He holds a bachelor's degree in Management from the University of Louisville.

Stéphane Gonthier was appointed Senior Vice-President, Operations Eastern North America in December 2004 and was Vice-President, Operations, Central Canada from April 2004 to December 2005 and prior thereto, he was Vice-President, Operations Eastern Canada and Secretary since 1999. In 1998, he joined us as Vice-President of Legal Affairs, Petroleum Operations and Secretary. Before joining Couche-Tard, he practised law. Mr. Gonthier holds an LL.B from the University of Montreal and an MBA from the University of Sherbrooke and is a member of the Quebec Bar Association.

Michael Guinard joined Alimentation Couche-Tard in 2000 as Vice-President, Real Estate and was appointed as Vice President, Development in 2002. Mr Guinard previously worked 10 years as Director, Real Estate-Quebec for Tim Hortons following a 21 year career in the Canadian petroleum industry with Petrofina and Petro Canada in operations, strategic planning, marketing and real estate functions. Mr Guinard holds a bachelor's degree in Economics from Concordia University (Loyola College)

Brian P. Hannasch was appointed Senior Vice-President, Operations Western North America in December 2004 and prior to was Vice-President, Integration since 2003. In 2001, he was appointed Vice-President, Operations U.S. Midwest where he was responsible for all aspects of our U.S. operations. From 2000 to 2001, Mr. Hannasch was Vice-President of Operations for Bigfoot Food Stores LLC, a 225 unit convenience store chain in the U.S. Midwest acquired by Couche-Tard. From 1989 to 2000, Mr. Hannasch was employed by BP Amoco in various positions of increasing responsibility. His last position with BP Amoco was Vice-President of Marketing for the Midwest Business Unit. Mr. Hannasch holds a B.A. in Finance from Iowa State University and an MBA in Marketing and Finance from the University of Chicago.

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

Jean-Luc Meunier a member of Couche-Tard’s team since 1999 and has been Vice-President, Operations Central Canada since December 2005. He previously held the position of Vice-President, Operations Eastern Canada from 2004 until such appointment — after holding various positions such as Operations Manager, Real Estate Manager and Technical Services Manager. Mr. Meunier also acquired some eight years of experience in project engineering, consulting, analysis and management at Shell Canada. He is a member of the Ordre des ingénieurs du Québec and holds an MBA from the Université du Québec à Montréal.

Charles Michael Parker has been Vice-President, Operations U.S. Florida Region since December 2003. Mr. Parker held a variety of operations and marketing positions during his 21-year convenience store career. After joining Circle K in 1987, Mr. Parker worked in a variety of positions including division merchandise manager, region marketing manager, division president, region vice-president and director of retail development in various markets. In 2001, following the acquisition of Tosco Corporation by Phillips Petroleum Company, Mr. Parker became Manager of Company Operations for Circle K, responsible for the operating performance of more than 2,000 company-operated convenience stores. Prior to joining Circle K, Mr. Parker had a seven-year tenure with Southland Corporation (7-Eleven). Mr. Parker holds a bachelor's degree in management from the University of New Mexico.

Joy A. Powell has been Vice-President, Operations U.S. West Coast Region since December 2003. Mrs. Powell served in a variety of operations and marketing-related positions during her 19-year convenience store career. In 1992, she joined Circle K as a division operations manager. Prior to December 2003, Mrs. Powell served as Circle K's West Coast Region Manager with overall operations responsibility for approximately 450 sites in a six-state territory. Prior to joining Circle K, Mrs. Powell had an eight-year tenure with the Southland Corporation (7-Eleven). Mrs. Powell studied business administration with a concentration in marketing at California State University, Hayward.

Kim J. Trowbridge has been Vice-President, Operations Western Canada since 1999. Prior to 1999, Mr. Trowbridge was Vice-President, Operations, Western division for Mac's Convenience Stores Inc. Mr. Trowbridge is Chairman of the Alberta Food Processors Association and the President and a director of the Western Convenience Store Association. Mr. Trowbridge has more than 20 years of experience in the convenience store industry.

As at June 30, 2006, the executive officers and directors, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 38,016,632 multiple voting shares and 2,072,208 subordinate voting shares of the Company representing respectively 67.42% and 1.42% of the issued and outstanding shares of the Company.

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

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is Computershare Trust Company of Canada, a/s National Bank Trust Company, 1100 University Street, Suite 1200, Montreal, Quebec H3B 4L8. Registrar offices are located in Toronto, Calgary and Vancouver.

MATERIAL CONTRACTS

Credit agreement

In connection with the Circle K acquisition, we refinanced the majority of Couche-Tard's long-term debt. We entered into a senior credit facility with a syndicate of lenders led by three Canadian chartered banks. The senior credit facility is comprised of:

  five-year revolving credits facilities of up to an aggregate of approximately $120.0 million expiring in 2008;

  a non-renewable five-year Canadian Term Loan A facility which amounts to $19.5 million expiring in 2010; and

  a non-renewable seven-year U.S. Term Loan B facility which amounts to $147.0 million expiring in 2010.

Revolving Credit Facilities. We have a credit agreement consisting of an operating credit in the amount of Cdn50 million, available in Canadian or US dollars or as letters of guarantee not exceeding Cdn10 million or the equivalent in US dollars, bearing interest at the Canadian or US prime rate, depending of the case, or LIBOR, plus a certain margin depending on whether certain financial ratios are achieved. The operating credit is also available in the form of bankers' acceptances with stamping fees varying depending on whether certain financial ratios are achieved. The credit agreement also provides for an operating credit in the amount of 75 million available in US dollars and as letters of guarantee not exceeding 30 million, bearing interest at the US prime rate or at LIBOR plus a certain margin depending on whether certain financial ratios are achieved.

Canadian Term Loan A Facility. We have a five-year Term Loan a facility in the amount of an initial $265 million of which there is a remaining outstanding balance of $19,5 million and which amortizes over the term of the facility in quarterly instalments varying from 2.5% to 7.5% of the principal amount. The facility bears interest at the Canadian base rate or LIBOR, plus a certain margin varying on the basis of our leverage ratio.

U.S. Term Loan B Facility. In addition, we have a seven-year Term Loan B facility denominated in U.S. dollars in an initial amount of $245 million of which there is a remaining outstanding balance of $147 million and which amortizes over the term of the facility in quarterly instalments equal to 0.25% per annum in the first six years and 23.5% in the seventh year. This loan bears interest at the U.S. base rate or LIBOR, plus a fixed margin.

Prepayments. Our senior credit facility may be prepaid without premium or penalty at any time. In addition, we may be required to prepay loans outstanding under the senior credit facility, subject to certain limitations, by using:

  100% of the net proceeds from the sale or issuance of certain debt or equity securities; and

  100% of the net cash proceeds from certain asset sales (excluding sales of inventory in the ordinary course of business and certain specified dispositions), and insurance or condemnation proceeds, subject to certain reinvestment provisions.

Increase in Commitments. Under the senior credit facility, we may request an increase of the lenders' commitments under either the revolving credit facilities or the term facilities in Canadian or U.S. dollars up to an aggregate amount equal to $100 million; however, the lenders are not obligated to fund any of the requested increase in commitments.

Certain Covenants. Our senior credit facility contains various restrictive covenants. It (i) requires us to maintain specified financial ratios, such as a minimum fixed charge and interest coverage ratio and maximum senior secured leverage and adjusted leverage ratios; and (ii) includes limitations on additional debt, acquisitions and capital expenditures. In addition, the senior credit facility prohibits us from declaring or paying any dividends should predetermined criteria not be met and making any payments with respect to subordinated debt, including the Notes, other than scheduled payments of interest. If we fail to perform our obligations under, or fail to meet the conditions of, our senior credit facility or if payment creates a default under the senior credit facility, we will be prohibited from making any payment with respect to the notes (including payments of interest).

Events of Default Our senior credit facility contains customary events of default for a facility of this nature, including cross-default with certain material indebtedness such as the notes or material sale-leaseback transactions and upon a change of control.

Trust Indenture

As part of our financing of the Circle K acquisition, we issued $350 million 7 1/2 % Senior Subordinated Notes due 2013 (the "Notes") under an Indenture (the "Indenture") with Wells Fargo Bank Minnesota, N.A., as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA").

The indenture governing the Notes, among other things, (i) restricts our ability and the ability of our subsidiaries to incur additional debt, issue shares of preferred stock, incur liens, pay dividends or make certain other restricted payments and enter into certain transactions with affiliates; (ii) prohibits restrictions on the ability of our subsidiaries to pay dividends should pre-determined criteria not be met or make certain payments to us; and (iii) restricts our ability and the ability of our subsidiaries to merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets. These restrictions are subject to financial ratios that are reasonable and easily reachable. The indenture related to the Notes also contains various covenants, which limit our discretion in the operation of our businesses.

Circle K Sale and Leaseback Agreements

During March 2004, Circle K Stores Inc. sold a total of 322 properties to five investment companies, Fortress Investment Group controls two of which and three of which are controlled by Realty Income Corporation. These properties were immediately leased back by Circle K Stores Inc. pursuant to leases having initial terms of between 15 and 17 years. The leases also include options to extend the lease terms for five option terms of 5 years each, and two additional option terms of 10 years each, for a maximum of 45 years following the initial term. The performance of Circle K Stores Inc.’s obligations as tenant under each lease is guaranteed by the Company.

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

Shareholders’ Agreement

Following a review of the agreement amongst shareholders of the Company intervened in December 1987, binding namely Développements Orano Inc. ("Orano") and Metro Inc ("Metro") and in continuance with their former relationship, they concluded a revised shareholders’ agreement on March 8, 2005 with respect to their participation in the Company. The rights and obligations of the parties under that shareholders' agreement were principally as follows:

(i)    Metro holds a pre-emptive right to participate in new issues of shares to maintain its then existing equity ownership percentage of the Company;

(ii)   Metro holds the right to nominate one person for election to the board of directors of the Company as long as it holds at least 5% of all the outstanding shares of the Company on a fully diluted basis; The representative currently designated by Metro on the board of directors of the Company is Mr. Jean Élie who is not a Metro employee and not related in anyway to Metro except for his position as director of the Company;

(iii)   Metro and Orano have undertaken not to sell or transfer directly or indirectly the shares of the Company held by them without the other party’s prior written consent;

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

AUDIT COMMITTEE DISCLOSURE

Charter

The Audit Committee assists the Board of Directors to supervise: (1) the integrity of the Company’s financial statements and related information; (2) the Company’s compliance with the applicable requirements established by law and regulation; (3) the independence, the competence and the appointment of the external auditors; (4) the performance of the head of the corporate finance team of the Company with respect to the internal controls and external auditors; and (5) Management’s responsibility with regards to internal controls.The Audit Committee has the following responsibilities with respect to the reporting of financial information and the Chairman of the Committee reports thereon to the Board of Directors:

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

3.     Review the financial information contained in the annual information form, the financial information contained in the annual report, management’s analysis of the financial position and the operating results, and other documents containing similar financial information before their disclosure to the public or filing with Canadian and American regulatory authorities or other applicable jurisdictions.

4.     Review annually and supervise the Company’s evaluation and risk management policies. To that effect, the Committee ensures to receive a detailed report of the assessed risks that could have a significant impact on the Company’s financial situation and actions taken thereon in order to eliminate or tone down such risks.

5.     Review on an annual basis, together with management and the external auditors, the quality and not just acceptability of the Company’s new accounting policies and review the disclosure and impact of contingencies and the reasonableness of provisions, reserves and estimations which may have a material impact on the reporting of financial information.

6.     Review, together with the external auditors, the problems and difficulties in connection with the audit and measures adopted in this regard by management and find a solution to disagreements between management and the external auditors on the reporting of financial information.

The Audit Committee has the following responsibilities with respect to risk management and external controls:

1.     Monitor the quality and integrity of the corporation’s internal control and management information systems through discussions with management, the external auditors and the head of the finance corporate team of the Company, where applicable.

2.     Approve the internal audit plan put in place by the head of the finance corporate team of the Company

3.     Oversee the reporting of information by management on internal control. Thus, ensure that head of the finance corporate team of the Company reports biannually to the Audit Committee the results of the work performed with respect to the internal control systems.

4.     Review on a regular basis an internal report describing the internal control procedures, the material issues raised in the course of the latest reviews of the internal control and management information systems, or pursuant to an inquiry by government or professional authorities, as well as the recommendations made and measures adopted with respect thereto.

5.     Assist the board in discharging its responsibility for ensuring that the Company complies with the applicable legal and regulatory requirements.

6.     Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters as well as procedures for the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

The Audit Committee has the following responsibilities with respect to the external auditors:

1.     Review the written annual declaration of the external auditors concerning all their connections with the Company and discuss the connections or services, which may have an impact on their objectivity or ability to function independently.

2.     Recommend to the Board of Directors the appointment and, if necessary, the non-renewal of the mandate (in both cases, subject to shareholder approval) of the external auditors and review their competence, performance and ability to function independently.

3.     Approve all audit services for the Company and determine which services other than audit services the auditors are not authorized to perform for the Company or its subsidiaries. To that effect, the Committee may put in place policies and procedures for prior detailed approvals concerning such services.

4.     May delegate, if required to one or more independent members the authority to pre-approve non-audit services subject that all such approvals be submitted at the next Audit Committee meeting.

5.     Ensure that the fees charged by the external auditors both for audit services and other authorized services are reasonable and thereafter recommend to the Company’s Board of Directors the necessary approvals.

6.     Review the audit plan with the external auditors and management and approve its schedule.

7.     Ensure that the Company complies with regulatory requirements with respect to hiring partners, employees and former partners and employees of the present and former external auditors of the Company. To that effect, the Committee must pre-approve any hiring of current or former partners and employees of the current or former external auditors.

8.     Ensure that the external auditors always report to the Audit Committee and the board as representatives of the shareholders.

9.     The Audit Committee always has direct lines of communication with the external auditors and the responsible person of the internal auditing.

10.    The Audit Committee holds separate meetings with management and the external auditors at least once a year or more often as appropriate.

Composition of the Audit Committee

The Audit Committee is currently composed of three independent directors, namely Messrs. Roger Desrosiers (Chairman), Roger Longpré and Mrs. Josée Goulet.

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

Roger Longpré. Mr. Longpré has a bachelor's degree in business administration with a major in finance. He also holds an MBA degree, also with a major in finance. He spent the first thirteen years of his career in the field of corporate lending with gradually increasing responsibilities in various managerial positions for a Canadian bank, for a subsidiary of Citigroup and for the Swiss-owned Credit Suisse First Boston Canada. His primary role as a lender was to analyse, structure and conclude financings for private and publicly traded corporations of all sizes. In doing so, he closely scrutinized financial statements on a regular basis and questioned management thereon. He has developed an understanding of accounting principles through his experience in performing extensive financial statement analysis or evaluation. He has also evaluated a company’s internal controls and procedures for financial reporting. For the past eighteen years, Mr. Longpré has been acting as a consultant in the areas of mergers and acquisitions and of corporate finance. He was employed from 1986 to 1994 as a partner in charge of the financial consulting practice by the audit firm Raymond, Chabot, Grant, Thornton where he directly supervised a team of some 25 professionals operating in the fields of business valuation, financial engineering, litigation, financial modeling, corporate finance, mergers and acquisitions, grants and subsidies, etc. During this time, he analyzed and evaluated financial statements that presented accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements. During the last twelve years, he has been active as founder and president of Mergerac Inc., a private investment bank specializing in mergers and acquisitions and in corporate finance. During his career, Mr. Longpré has been instrumental in concluding numerous business transactions including several with very sophisticated financial structures. He has an in-depth knowledge of financial instruments and practices and he keeps abreast of all new financial market developments.

Josée Goulet. Mrs. Goulet graduated in electrical engineering from École Polytechnique in 1985 and was awarded an MBA in marketing and strategy from McGill University in 1990. She joined Bell Canada in May 1985 and held various positions in engineering, sales, marketing, customer service and business unit management. While carrying out her many mandates, Mrs. Goulet was able to put her finance, accounting and engineering knowledge into practice. She was called on to solve and manage complex financial problems related to project and business management. After advancing quickly in the company, where she acquired knowledge and experience in income generation, cost control and customer service, Mrs. Goulet was appointed President of Bell Distribution Inc. in 1999, in charge of Bell and Bell Mobility retail stores, where she used her financial and managerial skills to rectify the precarious situation facing the Bell/BCE division. In 2000-2001, she became the President of Bell ActiMedia, an independent division of BCE in charge of the Yellow Pages in Canada and in 7 other countries. Mrs. Goulet implemented a crisis management and diversification program within the company, which was facing intense competition at the time but nevertheless needed to maintain performance levels. As a result of Mrs. Goulet’s actions, the company’s objectives were reached. In October 2001, she became the President of Bell Quebec, a major division of Bell, where she was in charge of all of Bell’s sales, marketing and operational activities in Quebec for consumers, SMEs and major companies. The organization had several thousands of employees and hundreds of thousands of clients and it generated over $3 billion in income. Mrs. Goulet’s responsibilities also included Bell Quebec’s financial results. During her career, Ms. Goulet has also taken several financial management training seminars, namely at the Wharton School of the University of Pennsylvania (1995) and Université de Montréal (HEC 2002), in order to perfect her financial knowledge. Mrs. Goulet also sits on the Boards of Directors of École Polytechnique (audit committee), the Canadian Air Transport Security Agency, where she puts her various strategic, financial and managerial skills into practice. Given her wide array of management experiences and her skills in engineering, sales, marketing, finance and management, as well as the experience she has gained on other Boards, Mrs. Goulet understands the scope of the functions performed by an audit committee.

The Board of Directors of the Company has determined that Messrs. Desrosiers, Longpré and Mrs. Goulet are "financially literate" in accordance with Multilateral Instrument 52-110 Audit Committees applicable in Canada. In addition, it has determined that Mr. Desrosiers is an "audit committee financial expert" in accordance with the U.S. Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission enacted there under.

Internal Controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 30, 2006, our management and our external auditors reported that these internal controls were effective. By issuing this report at that date, we have complied with legal and regulatory requirements prior to the implementation date set for our Company by the Canadian and American regulatory authorities.

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents, by taking into account materiality. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Code of Ethics for CEO, CFO and Senior Financial Officers

At its meeting held on March 15, 2004, the Audit Committee approved a Code of ethics for the CEO, CFO and senior financial officers in accordance with the U.S. Sarbanes–Oxley Act ("SOX") and the applicable rules of the U.S. Securities and Exchange Commission.

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

Auditors Fees

Raymond Chabot Grant Thornton LLP, chartered accountants, Montreal, have served as the Company’s auditors since 1990. For the fiscal years ended on April 30, 2006 and April 24, 2005, billed fees for audit, audit-related, tax and all other services provided to the Company by Raymond Chabot Grant Thornton LLP were as follows:

	2006	2005
Audit Fees [1]	$ 916,920	$ 895 256
Audit-Related Fees [2]	$ 118,620	$ 55 984
Tax Fees [3]	Nil	Nil
All Other Fees	Nil	Nil
TOTAL	$ 1,035,540	$ 951 240

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

  preparation of a management letter;

  time incurred in connection with the audit of the income tax accrual; and

  services in connection with the issuer's annual and quarterly reports, prospectuses and other filings with Canadian, US or other securities commissions.

(2)   Audit-related services (the Canadian term) are assurance and related services traditionally performed by an independent auditor - for example:

  employee benefit plan audits;

  accounting work related to mergers and acquisitions, including special audits, due diligence and accounting consultations;

  internal control reviews;

  assurance engagements that are not required by statute or regulation; and - general advice on accounting standards.

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

ADDITIONAL INFORMATION

The Company shall provide to any person, upon request to the Secretary of the Company:

a)     when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

i)      one copy of the Company's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form,

ii)     one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

iii)    one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

iv)    one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under i) to iii) above; or

b)     at any other time, one copy of any of the documents referred to in i), ii) and iii) above, provided that the Company may require the payment of a reasonable fee if the request is not made by a title holder of the Company.

Additional information, including officers’ and directors’ remuneration and loans granted to them, if any, principal shareholders of the Company, stock options and the interest of insiders in material transactions, if any, is contained in the management proxy circular dated July 12, 2006 which was prepared for the 2006 annual meeting of shareholders. Other financial information is included in the audited consolidated financial statements and the notes thereto for the fiscal year ended April 30, 2006 as well as Management's Discussion and Analysis thereon. All such additional information relating to the Company is available on SEDAR at www.sedar.com. The foregoing documents may be obtained by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Quebec H7G 4S7.

* * * * *

M	anagement’s Discussion and Analysis of Results and Financial Position

The purpose of this Management’s Discussion and Analysis (MD&A) is, as required by regulators, to explain management’s point of view on Alimentation Couche-Tard Inc.’s (Couche-Tard) financial condition and results of operations as well as past performance. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our available financial resources. This MD&A also provides information to improve the reader’s understanding of the consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By "we", "our", "us" and "the Company", we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in this 2006 Annual Report. Additional information relating to Couche-Tard, including the Annual Information Form, is available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

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

It is important to know that the forward-looking statements in this MD&A describe our expectations as at July 12, 2006 and are not guarantees of future performance of Couche-Tard or its industry and involve known and unknown risks and uncertainties which may cause the Company’s or the industry’s outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth below under "Business Risks" as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Change in Reporting Currency

Since our first quarter of fiscal 2006, we have reported our financial results and financial position in US dollars and accordingly, our Canadian assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in the Cumulative translation adjustments account in the Shareholders' equity. The functional currency of the Company and the functional currencies of each of its subsidiaries remain unchanged. All comparative amounts for prior periods have been restated and are presented in US dollars.

Our Business

We are the leader in the Canadian convenience store industry. In North America, we are the third largest convenience store operator and the second largest independent convenience store operator (not integrated with a petroleum company) and the most profitable public company within such category. We currently operate a network of 4,983 convenience stores, 3,085 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five in the United States, covering 23 states. Some 37,000 people are employed throughout Couche-Tard's retail convenience network and executive offices in North America.

We sell food and beverage items, motor fuel and other products and services targeted to meet our customers' demand for convenience and quality in a clean and welcoming environment. We believe that our business model has differentiated Couche-Tard from its competition through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin grocery categories, and continued investment in store modernization and technology.

In light of improvements made to the Store 2000 differentiation concept in recent years through the addition of various marketing and merchandizing approaches and components, we have renamed our various concepts under one acronym – IMPACT (Innovation, Marketing and People at Alimentation Couche-Tard). This acronym reflects not only the impact our differentiation strategies have on our customers, sales and earnings but also the diversity of the dynamic programs designed by the Couche-Tard teams in order to create a unique, warm, friendly and inviting environment for customers.

We conduct our business through different modes of operations. Although the majority of our stores are Company-operated, some are part of our affiliate program, which includes franchised and licensed stores. The amount of operating income generated from the affiliates amounted to $14.1 million or 4.3% of our total operating income for fiscal 2006, including $2.7 million or 1.0% of our total operating income generated by licensees outside North America.

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

2006 Overview

We announced record results for fiscal 2006, up 26.4% over last year to $196.2 million or $0.94 per share on a diluted basis. This performance primarily reflects growth in merchandise and service revenues and motor fuel revenues as well as an increase in the corresponding gross margins in our Canadian and American markets.

Excluding non-recurring items and items for which we have little or no control, net earnings would have been $195.8 million(1) or $0.94 per share on a diluted basis, an increase of 26.2% compared to last fiscal year.

Also, net earnings of the fourth quarter of 2006 amounted to $32.1 million or $0.15 per share on a diluted basis, a decrease of 1.2%. However, excluding the items mentioned above, net earnings would have been $36.7 million(1) or $0.18 per share on a diluted basis, which represents an increase of 35.9 % compared with the net earnings of the fourth quarter of the previous year (adjusted based on the annual effective income tax rate of 2005).

During the year, we experienced significant increases in the retail price of motor fuel in our U.S markets, primarily attributable to the volatility in the world prices for crude oil. The average retail price of motor fuel in our U.S. markets amounted to $2.40 per gallon in fiscal 2006 compared with $1.94 per gallon in fiscal 2005. The gross margin on motor fuel revenues varies primarily as a result of product cost volatility and competition. Although motor fuel gross margins can be volatile from one quarter to the next, they generally even out on an annual basis. For each of our four quarters commencing with the first quarter of fiscal 2006, motor fuel gross margins for the Company-operated stores in the U.S. markets stood at 14.86¢, 17.05¢, 17.63¢ and 10.96¢ per gallon respectively - with a weighted average of 15.14¢ per gallon for 2006 compared with 14.17¢ per gallon for the previous year. Net of electronic payment modes related expense, these same gross margins were 11.88¢(2), 13.55¢(2), 14.39¢(2) and 7.65¢ per gallon, with a weighted average of 11.88¢ per gallon in fiscal 2006, compared with 11.52¢ per gallon in fiscal 2005. In fiscal 2006, this increase in the motor fuel gross margin had a positive impact of $19.7 million on our operating income ($25.3 million including Company-operated stores in Canada). Net of the increase in electronic payment modes related expense, excluding volume effect, the positive impact is reduced to $7.2 million ($11.6 million including Company-operated stores in Canada).

Dividends

On November 15, 2005, the Company’s Board of Directors adopted a quarterly dividend policy of Cdn0.025$ per share on Class A multiple voting shares and Class B subordinate voting shares (the shares). Following the adoption of this dividend policy, the Board of Directors declared and approved quarterly dividends of Cdn0.025$ per share for both second and third quarters of fiscal 2006. Subsequent to year end, the Board of Directors declared and approved a quarterly dividend of Cdn0.025$ per share for the fourth quarter of fiscal 2006, payable July 31, 2006.

(1)	These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes this information is a relevant complement to information published based on Canadian GAAP.
(2)	Restated following improvements in analysis and available data.

Business acquisitions

During fiscal 2006, we made the following business acquisitions:

•	effective March 14, 2006: purchase of 34 Company-operated stores and 19 affiliated stores, all operating under the Shell banner in the Indianapolis area of Indiana, United States, from Shell Oil Products US. At the closing date, two Company-operated stores were closed;
•	effective December 14, 2005: purchase of 16 Company-operated stores operating under the Winners banner in New Mexico, United States, from Conway Oil Company and Conway Real Estate Company;
•	effective December 8, 2005: purchase of 18 Company-operated stores and 8 affiliated stores, all operating under the BP banner in the Memphis area of Tennessee, United States, from BP Products North America, Inc.;
•	effective November 3, 2005: purchase of seven Company-operated stores operating under the Fuel Mart banner in Ohio, United States, from Ports Petroleum Co.

We expect those 73 new Company-operated stores and 27 affiliated stores to represent additional annual sales of approximately $341.0 million and to contribute to our net earnings on an annual basis.

These four acquisitions were carried out for a total cash consideration of $91.6 million, financed using the Company’s available cash. The net assets acquired include $4.6 million in working capital, $81.4 million in property and equipment, $2.0 million in trademarks and licences, $1.3 million in other assets, $3.9 million in goodwill and $1.6 million in deferred credits and other liabilities. Most of the goodwill related to the transactions is deductible for tax purposes.

Internal controls

We confirm the effectiveness of our controls over financial reporting as at April 30, 2006 thus conforming to legal and regulatory requirements prior to the applicable implementation date set by Canadian and American regulatory authorities.

Franchises and licences

During fiscal 2006, we entered into an agreement with ConocoPhillips Company resulting in the addition of 75 new franchises operating under the Circle K banner in the Western United States, which will bring the total to 251 franchises operated by ConocoPhillips Company and 672 franchises in the entire North American network. Also during fiscal 2006, we decided not to renew the agreement with the licence holder of 800 stores operated in Taiwan under the Circle K banner since we did not agree on conditions of renewal. Overall, the impact of these events on our financial position and operating results will not be significant.

Hurricanes

Fiscal 2006

During 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of our sites. We estimates that assets and leased properties that were damaged have a total replacement value of approximately $16.7 million, which will result in a net claim of about $13.0 million. The net book value of the damaged assets is lower than the net claim. As at April 30, 2006, we have received $2.0 million in insurance proceeds. We do not expect these hurricanes to have a significant effect on our financial position and operating results.

In total, 163 sites were affected to various degrees, 15 of which are still closed as of today. Of these sites, we expect that approximately 13 will remain permanently closed because they did not have the potential to meet our contribution expectations, while the other two should reopen in fiscal year 2008. As at April 30, 2006, and from the date of occurrence of those events, we estimate that we have lost approximately 5,500 store-days.

As part of our risk management process, we have decided not to renew our insurance coverage for material damage related to hurricanes. This decision is based on the fact that the renewal conditions proposed by the insurance companies were considered to be unacceptable from an economic perspective. In fact, based on the proposals received, we would have had to assume the majority of the risk. In addition, we believe that we have the financial strength and available funds to absorb the risk. This decision will be reviewed and re-evaluated on a regular basis in light of changing market conditions.

Fiscal 2005

During 2005, certain areas of our business in Florida experienced damages resulting from four hurricanes. Assets and leased properties that were damaged have a total replacement value of $23.5 million, which resulted in a net claim of about $16.6 million. The net book value of the damaged assets is lower than the net claim. As at April 30, 2006, we have received $15.9 million in insurance proceeds. We consider that these hurricanes had no significant effect on our financial position and operating results.

In total, 92 sites were affected to various degrees, four of which will remain permanently closed because they did not have the potential to meet our contribution expectations. As at April 30, 2006, and from the date of occurrence of those events, we estimate that we have lost approximately 4,800 store-days.

Subsequent events

Acquisitions

On June 12, 2006, we finalized the transaction with Spectrum Holding, Inc. regarding the acquisition of 90 stores operating under the Spectrum banner in the States of Georgia and Alabama in the United States. The transaction was carried out for a cash consideration of $130.0 million, financed using the Company’s available cash. We expect that the 90 new stores will represent additional annual revenues of approximately $325.0 million and that they will contribute to our net earnings on an annual basis.

In addition, again on June 12, 2006, we signed an agreement with Moore Oil Company, LLC in order to acquire a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana in the U.S. Of the 24 stores, six are operated by the company, 17 are operated by independent store operators and one store is currently under construction. If the transaction is completed as expected in July 2006, we anticipate that these stores will contribute to our operating income on an annual basis.

Income taxes

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec regarding amendments to the Taxation Act and other legislative provisions. As a result, an unusual retroactive income tax expense of approximately $9.8 million, excluding other associated expenses, will be recognized in the first quarter of fiscal 2007. This modification will not have a significant impact on the effective income tax rate of the Company in the future.

Outstanding shares and stock options

As at June 30, 2006, Couche-Tard had 56,388,652 Class A multiple voting shares and 145,651,434 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 9,307,980 outstanding stock options for the purchase of Class B subordinate voting shares.

Income Statement Categories

Merchandise and Service Revenues. In-store merchandise revenues are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beverages, beer/wine and fresh food offerings, including quick service restaurants (QSRs). Service revenues include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, sales of calling cards and gift cards, fees for cashing cheques and sales of postage stamps and bus tickets, as well as revenues from car washes. Service revenues also include franchise fees, license fees from affiliates and royalties from franchisees.

Motor Fuel Revenues. We include in our revenues the total dollar amount of motor fuel sales, including any imbedded taxes, if we take ownership of the motor fuel inventory. In the United States, we purchase motor fuel and sell it to approximately 112 independent store operators at cost plus a mark-up. We record the full value of these revenues (cost plus mark-up) as motor fuel revenues. Where we act as a selling agent for a petroleum distributor, only the commission we have earned is recorded as revenues. Gross profit from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel revenues, except for commission stores where the gross profit is equal to the recorded commission from the sale.

Gross Profit. Gross profit consists mainly of revenues less the cost of goods and motor fuel sold. For in-store merchandise, the cost of inventory is generally determined using the retail method (retail price less a normal margin), and for motor fuel, it is determined using the average cost method.

Operating, Selling, Administrative and General Expenses. The primary components of operating, selling, administrative and general expenses are labor, occupancy costs, commissions to dealers and overhead and include advertising expenses that are charged as incurred.

Key performance indicators used by management, which can be found under "Results of Operations-Other Operating Data", are merchandise and service gross margin, growth of same-store merchandise revenues, motor fuel gross margin and growth of same-store motor fuel volume.

Summary of Fourth Quarter Results: 13-Week Period Ended April 30, 2006 Compared to the 12-Week Period Ended April 24, 2005

The following table highlights certain information regarding the movement of our stores during the 13-week period ended April 30, 2006:

	Company-operated	Affiliated	Total
	stores	stores
Number of stores, beginning of period	3,605	1,304	4,909
Acquired	32	19	51
Opened	22	33	55
Closed	(25)	(7)	(32)
Converted into affiliated stores	(2)	2	-
Number of stores, end of period	3,632	1,351	4,983

During the quarter, we also implemented our IMPACT program in 182 Company-operated stores for a total of 446 in 2006. As a result, 47.6% of our Company-operated stores have now been converted to our IMPACT program, which gives us considerable potential for future internal growth.

All of our Company-operated stores that were closed did not have the potential to meet our contribution expectations. Most of these stores were part of the Circle K network acquired December 17, 2003.

The following table highlights certain information regarding our operations for the 13-week period ended April 30, 2006 and the 12-week period ended April 24, 2005:

(In millions of US dollars, unless otherwise stated, unaudited)	13-week period	12-week period
	ended	ended
	April 30, 2006	April 24, 2005
Revenues	2,638.9	1,961.7
Operating income	57.2	47.1
Net earnings	32.1	32.5
Selected Operating Data:
Growth of same-store merchandise revenues on a 12-week basis (1) (2):
Canada	4.3%	3.3%(3)
United States	4.6%	6.6%(3)
Growth of same-store motor fuel volume on a 12-week basis (2):
Canada	4.1%	7.4%(3)
United States	5.8%	4.5%(3)

(1)	Excludes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees. (Growth in Canada is calculated based on Canadian dollars.)
(2)	Since our first quarter of fiscal 2006, growth in both merchandise revenues and motor fuel volume has been reported on a same-store basis.
(3)	For the comparative period, growth in merchandise revenues and motor fuel volume is reported on an average per store basis to be constant with our prior practices. Growth in the United States excludes the Circle K acquisition.

For the 13-week period ended April 30, 2006, we achieved revenues of $2.64 billion, compared with $1.96 billion for the same period in fiscal 2005, an increase of 34.5% or $677.2 million. We recorded 78.9% of our revenues in the United States, compared with 77.7% in the fourth quarter last year.

In the United States, growth of same-store merchandise revenues (on a 12-week standardized basis) was 4.6 % while it was 4.3% in Canada. In both the U.S. and Canada, this growth is partially due to the results from investment in our IMPACT program conversions, as well as the results from the launch of new products that were well received by customers and from the implementation of our pricing strategies on certain product categories. In Canada, the growth was negatively affected by growing smuggling on tobacco products.

In the United States, the growth of same-store motor fuel volume (on a 12-week standardized basis) was 5.8 % in the fourth quarter of 2006 while it was 4.1% in Canada, which reflects the positive impact, in both the U.S. and Canada, of certain pricing strategies. Growth in Canada also reflects the positive consumer response in Ontario to our rebranding of several motor fuel locations, which now operate under Mac’s in addition to a strong economy in Western Canada.

Net earnings stood at $32.1 million or $0.16 per share ($0.15 per share on a diluted basis), compared with $32.5 million or $0.16 per share ($0.16 per share on a diluted basis), which represents a decrease of 1.2%. By applying the annual effective tax rate in effect for 2005 (32.08%) to earnings of the fourth quarter of 2005, the net earnings for this quarter would have been $27.0 million or $0.13 per share on a diluted basis. In addition, net earnings in the fourth quarter of 2006 were affected by the following items, presented net of income tax:

Net earnings for the 4th quarter of 2006, as presented	Negative impact related to the increase in electronic payment modes related expense (1)	Negative impact related to non-recurring termination fees (2)	Negative impact related to the increase in the effective tax rate (3)	Positive impact related to changes in the exchange rate (4)	Positive impact related to the 13th week of the 4th quarter of 2006	Net earnings for the fourth quarter of 2006, adjusted (5)
$32.1 million	$4.0 million	$3.3 million	$1.0 million	($1.0) million	($2.7) million	$36.7 million

(1)	Related to the increase in the retail price and sales volume of motor fuel.
(2)

Recognition of a non-recurring charge relating to penalties for the termination of two contracts governing the operation of automatic teller machines in some of our stores in the United States. The termination of these contracts will allow us to operate the automatic teller machines in these stores ourselves and to increase their contribution.

(3)	Impact of the increase in the effective tax rate, which was 34.09% in the fourth quarter of this year compared with 32.08% for fiscal year 2005.
(4)	Impact of the increase in the value of the Canadian dollar compared with the US dollar.
(5)

These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes this information is a relevant complement to information published based on Canadian GAAP.

Thus, by taking into account all of these factors for which the nature is non-recurring or for which the Company has little or no control, the net earnings for the fourth quarter of 2006 would have been $36.7 million ($0.18 per share on a diluted basis), which represents an increase of 35.9% compared with the net earnings of the fourth quarter of the previous year (adjusted based on the annual effective income tax rate of 2005).

Exchange Rate Data

The Company’s US dollar reporting currency provides shareholders with more relevant information giving consideration to the predominance of our operations in the United States and our US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	53-week period ended	52-week periods ended
	April 30, 2006	April 24, 2005	April 25, 2004
Average for the period (1)	0.8417	0.7779	0.7431
Period end	0.8945	0.8098	0.7349

(1)	Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 53-week period ended April 30, 2006 and the 52-week periods ended April 24, 2005 and April 25, 2004:

(In millions of US dollars, unless otherwise stated)	53-week period ended	52-week periods ended
	April 30, 2006	April 24,2005	April 25, 2004 restated
Statement of Operations Data:
Merchandise and service revenues (1) :
Canada	1,426.7	1,239.5	1,130.6
United States	2,812.0	2,564.7	1,195.3
Total merchandise and service revenues	4,238.7	3,804.2	2,325.9
Motor fuel revenues
Canada	873.7	664.8	507.1
United States	5,044.9	3,567.8	1,562.3
Total motor fuel revenues	5,918.6	4,232.6	2,069.4
Total revenues	10,157.3	8,036.8	4,395.3
Merchandise and service gross profit (1) :
Canada	483.1	415.7	367.4
United States	932.3	834.9	389.7
Total merchandise and service gross profit	1,415.4	1,250.6	757.1
Motor fuel gross profit:
Canada	63.6	51.3	47.3
United States	312.5	255.9	110.1
Total motor fuel gross profit	376.1	307.2	157.4
Total gross profit	1,791.5	1,557.8	914.5
Operating, selling, administrative and general expenses	1,352.9	1,214.7	740.3
Depreciation and amortization of property and equipment and other assets	106.9	83.9	57.7
Operating income	331.7	259.2	116.5
Financial expenses	34.0	30.7	23.5
Write-off of financing costs	-	-	9.2
Earnings before income taxes	297.7	228.5	83.8
Income taxes	101.5	73.3	27.7
Net earnings	196.2	155.2	56.1
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.4%	32.9%	32.6%
Canada	33.9%	33.5%	32.5%
United States	33.2%	32.6%	32.6%
Growth of same-store merchandise revenues on a 52-week basis (2) (5):
Canada	3.9%	2.6%(6)	3.1%(6)
United States	5.2%	10.4%(6)	3.9%(6)
Motor fuel gross margin:
Canada (Cdn cents per litre)	5.00	4.61	4.77
United States (cents per gallon) (3)	15.14	14.17	11.57
Volume of motor fuel sold (4) :
Canada (millions of litres)	1,509.6	1,413.5	1,329.2
United States (millions of gallons)	2,116.1	1,858.1	996.1
Growth of same-store motor fuel volume on a 52-week basis:
Canada	2.8%	6.6%(6)	6.7%(6)
United States	6.0%	6.3%(6)	6.4%(6)
Per Share Data:
Basic net earnings per share (dollars per share)	0.97	0.77	0.31
Diluted net earnings per share (dollars per share)	0.94	0.75	0.30
Dividends paid on common shares (Cdn dollars per share)	0.05	-	-
Balance Sheet Data:
Total assets	2,369.2	1,995.7	1,650.8
Interest-bearing debt	524.1	530.9	536.9

(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1). (Growth in Canada is calculated based on Canadian dollars.)
(3)	For Company-operated stores only.
(4)	Includes volume of franchisees and dealers.
(5)	Since our first quarter of fiscal 2006, growth in both merchandise revenues and motor fuel volume has been reported on a same-store basis.
(6)	For both comparative periods, growth in merchandise revenues and motor fuel volume is reported on an average per store basis to be constant with our prior practices. Growth in the United States excludes the Circle K acquisition.

53-Week Period Ended April 30, 2006 Compared to the 52-Week Period Ended April 24, 2005

The following table highlights certain information regarding the movement of our stores during the 53-week period ended April 30, 2006:

	Company-operated stores	Affiliated stores	Total
Number of stores, beginning of period	3,581	1,264	4,845
Acquired	73	27	100
Opened	78	119	197
Closed	(91)	(68)	(159)
Converted into Company-operated stores	1	(1)	-
Converted into affiliated stores	(10)	10	-
Number of stores, end of period	3,632	1,351	4,983

All of our Company-operated stores that were closed did not have the potential to meet our contribution expectations. Most of these stores were part of the Circle K network acquired December 17, 2003.

For the 53-week period ended April 30, 2006, we achieved revenues of $10.16 billion, compared with $8.04 billion in fiscal 2005, a significant increase of 26.4% or $2.12 billion. We recorded 77.4% of our revenues in the United States, compared with 76.3% in the previous fiscal year.

In the United States, growth of same-store merchandise revenues (on a 52-week standardized basis) was 5.2% over the prior year while it was 3.9% in Canada. In both the U.S. and Canada, this growth reflects the results from investment in our IMPACT program conversions as well as the efforts made by implementing new pricing strategies on certain product categories and by modifying product mix. In the U.S., the increase in tobacco tax in some regions also contributed to the growth while in Canada, growing smuggling on tobacco products had a negative impact.

In the United States, the growth of same-store motor fuel volume (on a 52-week standardized basis) was 6.0% while it was 2.8% in Canada. The growth in the U.S. in part reflects the positive impact of certain pricing strategies, partially offset by the shortage of motor fuel in certain regions in the second and third quarters of 2006 due to the hurricanes. In addition, in both the U.S. and Canada, growth was negatively affected by pressure on consumer spending caused by the sharp increase in retail pump prices.

Gross profit grew by 15.0% or $233.7 million to $1.79 billion, compared with $1.56 billion for the previous year. This increase is mainly due to higher sales overall and higher margins on merchandise and service revenues and on motor fuel revenues in both Canada and the U.S.

•

The consolidated merchandise and service gross margin was 33.4%, up from 32.9% in the previous fiscal year. The gross margin in the U.S was 33.2%, up from 32.6% in the previous year. In Canada, it was 33.9% compared with 33.5% for fiscal 2005. In both our Canadian and U.S. markets, the impact of improvements in purchasing terms, changes in product mix with a focus on higher margin items, the launch of new products that were well received by customers and that generated higher margins, as well as the implementation of our IMPACT program in an increasing number of our stores are behind the increase in gross margin. However, the increase in gross margin in the United States and Canada was also affected by our pricing strategies on certain product categories designed to increase volume.

•

The motor fuel gross margin increased to 15.14¢ per gallon in the United States from 14.17¢ per gallon in the previous year, whereas in Canada, it also increased, reaching Cdn5.00¢ per litre compared with Cdn4.61¢ per litre in the previous year. These increases primarily reflect the volatile nature of the motor fuel business, partially offset by our selective pricing strategies implemented in certain areas of the U.S. to increase sales volume and by strong competition in some regions.

Operating, selling, administrative and general expenses increased by $138.2 million or 11.4% over the previous fiscal year. This includes an increase of $20.8 million in electronic payment modes related expense, which relates to the increase in the retail price of motor fuel. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses remained unchanged despite the recognition of a non-recurring charge of $5.0 million relating to the termination of certain contracts governing the operation of automatic teller machines in some of our stores in the United States. Not including this non-recurring charge, operating, selling, administrative and general expenses would have decreased by 0.1% as a percentage of merchandise and service revenues, reflecting the effectiveness of our operating model.

Depreciation and amortization of property and equipment and other assets increased by 27.4% to $106.9 million in fiscal 2006. This increase is due mainly to the impact of the capital expenditures made during fiscal 2005 and 2006.

Operating income of $331.7 million for fiscal 2006 increased by 28.0%, or $72.5 million, over the $259.2 million earned in the previous fiscal year.

Financial expenses of $34.0 million were up by $3.3 million or 10.7% over last year due to a general increase in interest rates. The average interest rate applied to our borrowings rose to 7.0% compared with 5.2% for fiscal 2005. Interest rate swaps entered into in March 2004 increased financial expenses by $1.3 million compared with a decrease of $5.6 million for fiscal 2005. In addition, financial expenses were reduced by $8.1 million of interest income earned from the investing of excess cash compared with $2.2 million in the previous year.

Income taxes increased by $28.2 million or 38.5%, to $101.5 million, primarily due to increased pre-tax earnings. The increase in the effective income tax rate by approximately 2.0% is attributable to changes made to the apportionment of taxable income among the various jurisdictions that have different income tax rates.

Net earnings increased by $41.0 million or 26.4%, to $196.2 million or $0.97 per share ($0.94 per share on a diluted basis), compared with $155.2 million or $0.77 per share ($0.75 per share on a diluted basis) in the previous year. Net earnings for 2006 were affected by the following items, presented net of income tax:

Net earnings for 2006, as presented	Negative impact related to the increase in electronic payment modes related expense (1)	Negative impact related to non-recurring termination fees (2)	Positive impact related to the increase in motor fuel margins (3)	Negative impact related to the increase in the effective tax rate (4)	Positive impact related to changes in the exchange rate (5)	Positive impact related to the 53rd week of 2006	Net earnings for 2006, adjusted (6)
$196.2 million	$13.7 million	$3.3 million	($16.7) million	$6.0 million	($4.0) million	($2.7) million	$195.8 million

(1) Related to the increase in the retail price and sales volume of motor fuel.
(2) Recognition of a non-recurring charge relating to penalties for the termination of certain contracts governing the operation of automatic teller machines in some of our stores in the United States.
(3) Increase in the motor fuel gross margins for our Company-operated stores.
(4) Impact of the increase in the effective tax rate, which was 34.09% for this year compared with 32.08% for fiscal year 2005.
(5) Impact of the increase in the value of the Canadian dollar compared with the American dollar.
(6) These adjusted net earnings are presented for information purposes only. They do not have a standardized meaning prescribed by Canadian GAAP. Management believes this information is a relevant complement to information published based on Canadian GAAP.

Thus, by taking into account all of these factors for which the nature is non-recurring or for which the Company has little or no control, the net earnings for 2006 would have been $195.8 million ($0.94 per share on a diluted basis), which represents an increase of 26.2% compared with the net earnings for the previous year.

Financial Position as at April 30, 2006

Our total consolidated assets of $2.37 billion as at April 30, 2006 increased by $373.5 million compared with the previous year. The following items primarily represent the change:

  an increase of $202.1 million in property and equipment attributable to capital investments in 2006;

  an increase of $78.8 million in cash and cash equivalents, which amounted to $331.5 million as at April 30, 2006;

  an increase of $26.6 million in credit and debit card receivables generated mostly by higher motor fuel revenues;

  an increase of $21.2 million in motor fuel inventory attributable to higher crude oil prices on the global market.

Shareholders’ equity of $966.0 million as at April 30, 2006 increased by $232.8 million resulting mainly from net earnings of $196.2 million in addition to the increase in cumulative translation adjustments for fiscal 2006. The increase in cumulative translation adjustments was generated by significant exchange rate fluctuations. The net interest-bearing debt to total capitalization ratio stood at 0.17:1 (1) versus 0.28:1 as at April 24, 2005.

Liquidity and Capital Resources

Our principal source of liquidity is net cash provided by operating activities. Our principal uses of cash are to finance our capital expenditures, carry out acquisitions, pay dividends, meet debt service requirements, and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving credit facilities as well as potential sale and leaseback transactions will be adequate to meet our liquidity needs in the foreseeable future.

As at April 30, 2006, our total debt was $524.1 million (of which $350.0 million consisted of 7.5% Subordinated unsecured debt maturing in 2013, $166.5 million consisted of borrowings under our Secured term loans and $7.6 million consisted of other long-term debt).

In addition to the above, we have interest rate swap agreements with three banks under which we pay interest on $350.0 million at a rate of LIBOR plus an aggregate weighted average rate factor of 2.95%. The interest rate is reset every six months over the term of the agreements. The swap agreements, which expire on December 15, 2013, provide that, after December 15, 2008, each bank has the right to terminate its arrangement with the payment of a termination fee if terminated before December 15, 2011 and, if terminated after that date, without payment of a termination fee. In addition, both parties to each agreement have a mutual right to terminate the arrangement on the fifth anniversary date of the effective date of each of the three agreements. If such right was exercised by either party, that party would be required to pay the other party the mark to market value of the interest rate swap. We formally document and designate each derivative financial instrument as a hedge of our Subordinated unsecured debt. We determine that derivative financial instruments are effective hedges, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments correspond to all the conditions of the debt.

_____________________________
 (1) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents divided by the addition of shareholders’ equity and long-term interest-bearing debt, net of cash and cash equivalents. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Credit Facilities. We have five-year renewable operating credits, maturing in December 2008 in the amount of Cdn$50.0 million available in Canadian dollars or US dollars to the Canadian borrowers and in the amount of $75.0 million available in US dollars to the U.S. borrowers, which bear interest at the Canadian prime rate, or the Canadian or U.S. base rate (as applicable) or LIBOR, plus a certain margin varying on the basis of our leverage ratio. The operating credits are also available in the form of bankers' acceptances (for Canadian dollar advances) and in the form of letters of credit not exceeding Cdn$10.0 million or the US dollar equivalent in respect of the Canadian facility and $30.0 million in respect of the U.S. facility. As at April 30, 2006, the facilities were undrawn, except for letters of credit of approximately Cdn$0.9 million for the Canadian facility and $15.5 million for the U.S. facility.

Virtually all of our assets secure our senior credit facility. We must meet certain commitments and achieve certain financial ratios under the credit agreement. In addition, the credit agreement imposes certain restrictions on business acquisitions, dividend payments and, if a certain ratio is not achieved, capital spending. As well, the indenture governing the subordinated debt also contains certain restrictions on business acquisitions and the payment of dividends. Compliance with the ratios, commitments and restrictions described above is tested at the end of each quarter. As at April 30, 2006, the Company was in compliance with all of these covenants.

Net Cash Provided by Operating Activities. Net cash provided by operating activities amounted to $401.5 million in fiscal 2006, compared with $316.1 million in fiscal 2005. This represents an increase of $85.4 million, which is primarily due to the increase in net earnings of $41.0 million and the receipt of income taxes receivable. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of property and equipment and other assets and future income taxes amounted to $324.3 million(1) (or $1.61 per share(1)), an increase of $66.0 million or 25.6% over the $258.3 million(1) (or $1.28 per share(1)) generated during last fiscal year.

Net Cash Used in Investing Activities. Net cash used in investing activities for the year ended April 30, 2006 amounted to $316.8 million, including an amount of $91.6 for the acquisition of 73 Company-operated stores and 27 affiliated stores in the U.S. Net cash used in investing activities amounted to $223.6 in fiscal 2005, including $69.6 for the acquisition of 49 sites in the U.S. This year, capital expenditures amounted to $245.3 million, compared with $182.8 million for the previous year. This amount was primarily allocated for the implementation of our IMPACT program, investment in new stores and the replacement of equipment in some of our stores. Cash generated from sale and leaseback transactions amounted to $36.2 million in fiscal 2006 compared with $19.9 million in the prior year. Over the past five fiscal years, capital expenditures and investment in small acquisitions amounted to approximately $800.0 million over this period. These investments were funded by the total net cash provided by operating activities amounted to approximately $1.10 billion. We believe that we will be able to continue to fund these future expenditures in the same way.

Net Cash Used by Financing Activities. Net cash used in financing activities amounted to $15.4 million for fiscal 2006, including repayment of long-term debt of $6.9 million, a $8.7 million dividend payment to shareholders and the receipt of $0.2 million in cash from the issue of shares on exercise of stock options. In fiscal 2005, net cash of $3.2 million was generated, essentially from the $9.3 million of proceeds from the issue of shares on exercise of stock options, which was offset by the repayment of long-term debt of $6.3 million.

Contractual Obligations and Commercial Commitments

Set out below is a summary of our material contractual cash obligations as of April 30, 2006:

	2007	2008	2009	2010	2011	Thereafter	Total
	(in millions of US dollars)
Long-term debt	7.6	8.2	8.9	1.9	141.3	353.9	521.8
Capital lease obligations	0.8	0.6	0.5	0.4	0.4	1.7	4.4
Operating lease obligations	159.6	142.3	119.4	106.0	93.1	748.7	1,369.1
Purchase commitments	3.5	0.5	1.3	0.6	0.6	1.3	7.8
Total	171.5	151.6	130.1	108.9	235.4	1,105.6	1,903.1

Business Acquisition. On April 11, 2006, we signed an agreement with Spectrum Holding, Inc. to acquire 90 sites operating under the Spectrum banner in the States of Georgia and Alabama, United States. As mentioned under subsequent events (see above), this transaction was carried out on June 12, 2006 for an amount of $130.0 million.

__________________________
 (1) These cash flows and cash flows per share are presented for information purposes only and represent performance measures used especially in financial circles. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Long-Term Debt. Our long-term debt consists of: (i) $350.0 million 7.5% Subordinated unsecured debt due December 15, 2013; (ii) a $19.5 million Term Loan "A" secured term loan due December 17, 2008 that bears interest at the Canadian base rate or LIBOR, plus a variable margin based on our leverage ratio; (iii) a $147.0 million Term Loan "B" secured term loan due December 17, 2010 that bears interest at the U.S. base rate or LIBOR, plus a fixed margin; (iv) 8.75% note payable due 2019 of $5.2 million outstanding as of April 30, 2006; and (v) other long-term debts of $2.4 million.

Capital Lease Obligations. We have generally not used capital leases as a mean of financing; however some capital leases were assumed in connection with certain acquisitions. These obligations and related assets are included in our consolidated balance sheets.

Operating Lease Obligations. We lease a substantial portion of our real estate using conventional operating leases. Generally our real estate leases in Canada are for primary terms of five to ten years and in the United States, they are for ten to 20 years, in both cases, with options to renew. These obligations and related assets are not included in our consolidated balance sheets. Under certain of the store leases, we are subject to additional rentals based on store revenues as well as escalations in the minimum future lease amount.

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

We are covered by insurance policies that have significant deductibles. At this time, we believe that we are adequately covered through the combination of insurance policies and self-insurance. Future losses which exceed insurance policy limits or, under adverse interpretations, are excluded from coverage would have to be paid out of general corporate funds. In association with our workers' compensation policies, we issue letters of credit as collateral for certain policies.

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

_____________________
 (1) This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Selected Quarterly Financial Information (Unaudited)

The Company’s 52-week reporting cycle is divided into four quarters of 12 weeks each except for the third quarter, which comprises 16 weeks. When a fiscal year, such as 2006, contains 53 weeks, the fourth quarter comprises 13 weeks. The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in US dollars.

(In millions of US dollars except for per share data, unaudited)	53 weeks ended April 30, 2006				52 weeks ended April 24, 2005
Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	13 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks
						restated	restated	restated
Revenues	2,638.9	2,944.2	2,391.9	2,182.3	1,961.7	2,400.2	1,840.3	1,834.6
Income before depreciation and
amortization of property and equipment
and other assets, financial expenses and
income taxes	84.0	128.2	115.6	110.8	68.7	92.6	84.3	97.5
Depreciation and amortization of property
and equipment and other assets	26.8	33.4	24.0	22.7	21.6	26.4	18.8	17.1
Operating income	57.2	94.8	91.6	88.1	47.1	66.2	65.5	80.4
Financial expenses	8.5	10.8	7.5	7.2	7.4	10.3	6.6	6.4
Net earnings	32.1	54.5	55.5	54.1	32.5	36.3	38.3	48.1
Net earnings per share
Basic	$0.16	$0.27	$0.27	$0.27	$0.16	$0.18	$0.19	$0.24
Diluted	$0.15	$0.26	$0.27	$0.26	$0.16	$0.18	$0.19	$0.23

The influences of the volatility of motor fuel gross margin and seasonality have an impact on the variability of our quarterly net earnings. Since the acquisition of Circle K, motor fuel revenues have become a more significant segment of our business and therefore our results are more sensitive to the volatility of motor fuel gross margins.

52-Week Period Ended April 24, 2005 Compared to the 52-Week Period Ended April 25, 2004

During the 52-week period ended April 24, 2005, we completed three small business acquisitions for a total of 49 stores, opened 44 QSRs and implemented our IMPACT program in 223 stores, including 54 new stores.

For the 52-week period ended April 24, 2005, we achieved revenues of $8.04 billion, compared with $4.40 billion in fiscal 2004, a major increase of 82.8% or $3.64 billion of which $3.37 billion come from the U.S., reflecting primarily the contribution of $3.02 billion in revenue from Circle K and the internal growth in the U.S. network. We recorded 76.3% of our revenues in the United States, compared with 62.7% in the previous fiscal year.

In the U.S., growth of average merchandise revenues per store (excluding Circle K for comparative purposes) was 10.4% over the prior year, while it was 2.6% in Canada. The growth in the U.S. reflects efforts made to increase revenues by optimizing product mix, as well as the influence from investment in our IMPACT program conversions (formerly Store 2000) and the increase in tobacco tax. Growth in Canada reflects the aggressive pricing on generic tobacco and certain dairy categories.

In the U.S., growth of average motor fuel volume per store (excluding Circle K) was 6.3% over the prior year, while it was 6.6% in Canada. In the U.S., the growth reflects the positive consumer response to our rebranding of several motor fuel locations to nationally recognized brands whereas in Canada, the growth reflects certain pricing strategies. In both markets, the implementation of our IMPACT program (formerly Store 2000) in our stores also had a positive impact on growth. Gross profit grew by 70.3% or $643.3 million to $1.56 billion, compared with $914.5 million for the previous year. This increase is mainly due to higher revenues, particularly additional sales from Circle K and higher motor fuel gross margins, in particular from Circle K.

  Consolidated merchandise and service gross margin was 32.9%, up from 32.6% in the previous fiscal year. The gross margin in Canada was 33.5%, up from 32.5% in the previous year reflecting the impact of improvements in purchasing terms and changes in products mix with a focus on higher margin items. The gross margin in our U.S. operations was 32.6% unchanged from last fiscal year. Efforts continue to improve gross margin through purchase terms optimization and changes to the product mix emphasizing higher margin items. These efforts resulted in higher gross margins in certain categories and lower gross margins in other categories with resultant increase in sales. Also, tobacco gross margins have come under competitive pressures in certain areas. The result of these dynamic variables, in the aggregate, was an unchanged gross margin in fiscal 2005 compared with the previous year.

  Motor fuel gross margin decreased slightly to Cdn4.61¢ per litre in Canada, from Cdn4.77¢ per litre from the previous year reflecting the increase in competitive activity, particularly in segments of our Central Canada market. Motor fuel gross margin in the United States increased to 14.17¢ per gallon from 11.57¢ per gallon in the previous year. (Including Circle K’s historical results, the motor fuel gross margin in the U.S. would have been 14.30¢ per gallon for fiscal 2004).

Operating, selling, administrative and general expenses increased by $474.4 million or 64.1% over the previous year. The increase is mainly attributable to the acquisition of Circle K on December 17, 2003. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses remained relatively the same as last year.

Depreciation and amortization of property and equipment and other assets grew by 45.4% to $83.9 million in fiscal 2005. This increase is due mainly to the acquisition of Circle K on December 17, 2003 and capital expenditures made during fiscal 2005.

Operating income for fiscal 2005 more than doubled to $259.2 million, an increase of $142.7 million or 122.5% over the $116.5 million earned in the previous fiscal year. This increase is primarily attributable to the results of Circle K.

Financial expenses totalled $30.7 million, up $7.2 million or 30.6% over last year due to the higher borrowings to finance the Circle K acquisition. In addition, financial expenses were reduced by $2.2 million of interest income earned from the investing of excess cash compared with $0.4 million in the previous year.

Income taxes increased by $45.6 million, or 164.6%, to $73.3 million, primarily due to increased pre-tax earnings. The reduction of the effective income tax rate by approximately 1% is mainly attributable to the apportionment of taxable income amongst the various jurisdictions that have different income tax rates.

Net earnings increased by $99.1 million, or 176.6%, to $155.2 million or $0.77 per share ($0.75 per share on a diluted basis), compared with $56.1 million or $0.31 per share ($0.30 per share on a diluted basis) in the previous year.

Net earnings for fiscal 2005 were affected by the following items, which are presented on an after-tax basis:

  the additional electronic payment modes related expense in our U.S. markets (primarily resulting from higher motor fuel retail prices) amounting to approximately $11.5 million ($0.06 per share on a diluted basis). Including Canada, electronic payment modes related expense increased by approximately $12.1 ($0.06 per share on a diluted basis);

  the expense of $2.4 million ($0.01 per share on a diluted basis) related to the amended stock-based compensation accounting policy adopted retroactively this year without restatement of prior year’s earnings.

Internal Controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 30, 2006, our management and our external auditors reported that these internal controls were effective. By issuing this report at that date, we have complied with legal and regulatory requirements prior to the implementation date set for our Company by the Canadian and American regulatory authorities.

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents, by taking into account materiality. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Inventory. Our inventory is comprised mainly of products purchased for resale including grocery items, tobacco products, packaged and fresh food products, motor fuel and lottery tickets. Inventories are valued at the lesser of cost and net realizable value. Cost is generally determined by the retail method for in-store merchandise, the average cost method for motor fuel inventory and first-in first-out for distribution centres. Inherent in the determination of gross profit margins are certain management judgments and estimates, which could affect ending inventory valuations and results of operations.

Impairment of Long-lived Assets. We evaluate long-lived assets other than goodwill for indicators of impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. Management’s judgments regarding the existence of impairment indicators are based on market conditions and operational performance. The variability of these factors depends on a number of conditions, including uncertainty about future events. These factors could cause us to conclude that impairment indicators exist and require that impairment tests be performed, which could result in determining that the value of certain long-lived assets is impaired, resulting in a write-down of such long-lived assets.

Goodwill, Trademarks and Licences are evaluated for impairment annually, or more often if events or changes in circumstances indicate that the value of certain goodwill, trademarks or licences may be impaired. For the purpose of this impairment test, management uses estimates and assumptions to establish the fair value of its reporting units and intangible assets. If these assumptions and estimates prove to be incorrect, the carrying value of our goodwill, trademarks or licenses may be overstated. Our annual impairment test is performed in the first quarter of each fiscal year.

Environmental Matters. We provide for estimated future site remediation costs to meet government standards for known site contamination when such costs can be reasonably estimated. Estimates of the anticipated future costs for remediation activities at such sites are based on our prior experience with remediation sites and consideration of other factors such as the condition of the site contamination, location of sites and experience with contractors that perform the environmental assessments and remediation work.

In each of the U.S. states in which we operate, except Michigan, Iowa, Florida, Texas and Washington State, there is a state fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up contamination to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. We pay the registration fees and remit the sales taxes to the states where we are a member of the trust fund. Insurance coverage is different in the various states.

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

Changes or differences in these estimates or assumptions may result in changes to the current or future income tax balances on the consolidated balance sheets, a charge or credit to income tax expense in the consolidated statement of earnings and may result in cash payments or receipts.

Insurance and Workers' Compensation. We use a combination of insurance, self-insured retention, and self-insurance for a number of risks including workers' compensation (in certain states), property damage, and general liability claims. Accruals for loss incidences are made based on our claims experience and actuarial assumptions followed in the insurance industry. A material revision to our liability could result from a significant change to our claims experience or the actuarial assumptions of our insurers. Actual losses could differ from accrued amounts. Workers' compensation is covered by government-imposed insurance in Canada and by third-party insurance in our United States operations, except in certain states where we are self-insured. With respect to the third-party insurance in the United States, independent actuarial estimates of the aggregate liabilities for claims incurred serve as a basis for our share of workers' compensation losses.

Accounting Changes

Non-monetary transactions

On June 1, 2005, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3831, "Non-Monetary Transactions", replacing Section 3830 of the same name. Under these new standards, all non-monetary transactions initiated in periods beginning on or after January 1, 2006 have to be measured at fair value unless:

  the transaction lacks commercial substance;

  the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

  neither the fair value of the assets received nor the fair value of the asset given up is reliably measurable; or

  the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

We adopted these new recommendations both early and prospectively on July 18, 2005. The implementation of these new recommendations did not have any impact on our financial statements.

Recently Issued Accounting Standards

On January 27, 2005, the CICA Accounting Standards Board (AcSB) issued Section 1530, "Comprehensive Income", Section 3855, "Financial Instruments – Recognition and Measurement" and Section 3865, "Hedges". These new sections are effective for interim and annual periods beginning after October 1, 2006 and provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Additionally, these sections introduce a new component of equity referred to as comprehensive income.

Section 1530 requires companies to disclose comprehensive income, which includes, in addition to net income, comprehensive income consisting primarily of unrealized gains and losses that bypass the traditional earnings statement and are recorded directly into shareholders’ equity. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activities, and unrealized gains and losses on certain investment securities.

We do not expect that these new recommendations will have a material impact on our consolidated results of operations and financial condition.

Business Risks

Increases and volatility in crude oil prices and volatility in wholesale petroleum pricing and supply could affect our revenues and gross profit. As a result of our expansion in the United States, our motor fuel revenues have become a greater component of revenues. For the 53-week period ended April 30, 2006, our motor fuel revenues represented approximately 60% of total revenues and our motor fuel gross profit accounted for approximately 20% of our total gross profit. Crude oil and domestic wholesale petroleum markets display significant volatility. Since we typically have no more than a four to five-day supply of motor fuel, we are susceptible to interruptions in the supply of motor fuel at our facilities. General political conditions and instability in oil producing regions, particularly in the Middle East and South America, could significantly and adversely affect crude oil supplies and wholesale petroleum costs. Local supply interruptions may also occur. For example, in August 2003, a cracked pipeline interrupted the supply of motor fuel to the greater Phoenix area. In addition, any new standards that the U.S. Environmental Protection Agency may impose on petroleum refining that would necessitate changes in the refining process could limit the volume of petroleum products available from refiners in the future. Volatility in wholesale petroleum supply and costs could result in significant changes in the retail price of petroleum products and in lower fuel gross margin per gallon or litre. In addition, changes in the retail price of petroleum products could dampen consumer demand for motor fuel. These factors could materially influence our motor fuel volume, motor fuel gross profit and overall customer traffic, which, in turn, could have a material adverse effect on our operating results and financial condition.

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

In the United States, persons who dispose of or arrange for the disposal or treatment of hazardous or toxic substances away from sites may also be liable for the costs of removal or remediation of such substances at the disposal sites even if such sites are not owned by such persons. Although we do not typically arrange for the treatment or disposal of large quantities of hazardous or toxic substances from any location, our current and historic operation of many stores and the disposal of contaminated soil and groundwater wastes generated during cleanups of contamination at such stores could expose us to such liability.

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

Future tobacco legislation, campaigns to discourage smoking, increases in tobacco taxes and wholesale cost increases of tobacco products could have a material adverse impact on our revenues and profit. Tobacco products represent our largest product category of merchandise and service revenues. For fiscal year ended April 30, 2006, revenues of tobacco products were approximately 38% of total merchandise and service revenues. Significant increases in wholesale cigarette costs and a tax increase on tobacco products, as well as future legislation and national and local campaigns to discourage smoking in the United States and Canada, may have an adverse effect on the demand for tobacco products, and therefore reduce our revenues and profits.

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

  difficulties in retaining key employees of the acquired operations;

  disruptions to our ongoing business; and

  diversion of management time and resources.

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

Although we have historically performed a due diligence investigation of the businesses or assets that we acquire and anticipate continuing to do so for future acquisitions, there may be liabilities of the acquired business or assets that we fail or are unable to uncover during our due diligence investigation and for which we, as a successor owner, may be responsible.

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

We may experience difficulties in executing key aspects of our business strategy or in differentiating ourselves from our competitors. The future success of our business is highly dependent upon effectively implementing our business strategy and differentiating ourselves from our competitors. We may experience difficulties in executing key aspects of our business strategy. For example, we may be limited in our ability to implement our IMPACT program in additional stores because of a number of factors, including limited capital expenditure resources and restrictions contained in our senior credit facility. In addition, our in-store branding strategies may be less successful than we anticipate in increasing our gross margins. We may be unable to obtain new QSR franchises, and it is possible that our existing QSR franchises would be cancelled. We may also be less successful than anticipated in achieving volume-purchasing benefits. Furthermore, we may experience difficulty in differentiating ourselves from our competitors if our competitors are able to successfully employ business strategies similar to ours or if market conditions or demographics reduce what we believe to be our competitive advantages.

We are subject to government regulations relating to, among other things, alcohol, tobacco and minimum wage. Our business and properties are subject to governmental laws and regulations including, but not limited to, employment laws and regulations, regulations governing the sale of alcohol and tobacco, minimum wage requirements and other laws and regulations.

In certain areas where our stores are located, provincial, state or local laws limit the stores' hours of operation or the sale of alcoholic beverages, tobacco products, possible inhalants and lottery tickets, in particular to minors. Failure to comply with these laws could adversely affect our revenues and results of operations because these state and local regulatory agencies have the power to revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies.

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

We are subject to short-term interest rate fluctuations. Since approximately 95% of our long-term debt is directly or indirectly (through interest rate swaps) based on variable interest rate of no longer than six months in duration, we can experience interest expense variances solely based on changes in short-term interest rates.

Lawsuits relating to tobacco products. We sell cigarettes and other tobacco-related products at all of our convenience stores. In addition, we sell brands of cigarettes that are manufactured to be sold by it on an exclusive basis. We are not currently a named party in any health-related tobacco litigation. However, various health-related legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising and marketing of cigarettes have been brought against vendors of tobacco products and may be instituted against us in the future. Damages in amounts escalating into the hundreds of millions and even billions of dollars have been pleaded in suits brought against vendors of cigarettes. An unfavorable verdict against us in any health-related suit could adversely affect our financial condition and ability to pay interest and principal on our debts. Moreover, we have not established any reserves for the payment of expenses or adverse results related to any potential health-related litigation.

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

Other risks

Motor Fuel Margin risk. With the purchase of Circle K, which has a large component of its business in motor fuel, we are more sensitive to the changes in the motor fuel gross margin. For example, in fiscal 2006, a change of one cent per gallon would have resulted in a change of $20.3 million in the motor fuel gross profit. Such amount would impact net earnings by $0.07 per share ($0.06 per share on a diluted basis) for our Company-operated stores in the U.S.

Electronic payment modes related expense risk. The majority of our electronic payment modes related expense is based on retail prices of motor fuel. We are exposed to significant fluctuations in electronic payment modes related expense as a result of the large increase in motor fuel selling prices particularly in our U.S. markets. For example, based on fiscal 2006, for each ten cent increase in the retail selling price of a gallon of motor fuel, the electronic payment modes related expense would have increased by approximately $2.1 million. In Canada, for each Cdn ten cent increase in the selling price of a litre of motor fuel, electronic payment modes related expense would have increased by approximately $1.4 million. Such amounts would impact, in the aggregate, net earnings by $0.01 per share on a diluted basis.

Interest Rate Risk. We are exposed to market risk relating to changes in interest rates relating to our variable rate debt. We have a significant amount of debt, $516.5 million of which, in effect, bears interest at floating rates, including the $350.0 million 7.5% Subordinated unsecured debt that is subject to interest rate swaps. Our total annual interest expense, assuming interest rates as they were in effect on April 30, 2006, would be approximately $41.0 million. A one-percentage point increase in interest rates would increase our total annual interest expense by $5.2 million or $0.02 per share on a diluted basis.

Seasonality and natural disasters. Weather conditions can have an impact on our revenues as historical purchase patterns indicate that our customers increase their transactions and also purchase higher margin items when weather conditions are favorable. Consequently, our results are seasonal and typically more profitable during the summer months. Motor fuel volumes and margins are also seasonal as volumes increase during the summer driving season as well as margins. Motor fuel margins are subject to fluctuation due to supply changes and can differ from historical norms. We have operations in the Southeast and Westcoast regions of the United States and although these regions are generally known for their mild weather, these regions are susceptible to severe storms including hurricanes, like we experienced in fiscal 2006 and 2005, as well as earthquakes in the Westcoast region and other natural disasters. We could be also impacted by other occurrences in these regions such as energy shortages or increase in energy prices. Consequently, our operating results and cash flow from operations could be adversely affected. Moreover, since we have decided, during fiscal 2006, not to renew our insurance coverage for material damages related to hurricanes, such natural disasters could adversely affect our operating results and financial condition.

Outlook

We had a very successful year in 2006, ending the year in a strong position with $331.5 million in cash, an interest bearing debt of $524.1 million and total equity of $966.0 million.

We generated net cash from operating activities of $401.5 million while investing $336.9 million in property and equipment and small business acquisitions. We believe that our financial strength and the allocation of our financial resources will form the basis of continued successful implementation of our operating strategies. We will continue to invest capital in our existing store base with a target in fiscal 2007 of converting approximately 500 stores under our IMPACT program and adding approximately 100 new store locations through new store development and small acquisitions. We anticipate that about 50 stores will be closed or converted into affiliated stores, including 28 from the Circle K store network. As a result, we plan to invest a net amount of approximately $300.0 million in property and equipment, which is expected to be financed with net cash from operations.

For fiscal 2007, we are optimistic about our opportunities while recognizing that growth in earnings is dependent on various external factors, including the impact of the foreign exchange rate, motor fuel gross margin and electronic payment modes related expenses.

We will continue to focus our resources on innovation, including the introduction of new products and services, to satisfy our customers’ needs.

July 12, 2006

Alimentation Couche-Tard Inc.
Consolidated Financial Statements
April 30, 2006, April 24, 2005 and April 25, 2004

MANAGEMENT’S REPORT

The consolidated financial statements of Alimentation Couche-Tard Inc. and financial information contained in this Annual Report are the responsibility of management. This responsibility is based on a judicious choice of accounting procedures and principles, the application of which requires the informed judgment of management. The consolidated financial statements were prepared according to generally accepted accounting principles in Canada and were approved by the Board of Directors. In addition, the financial information included in the Annual Report is consistent with the consolidated financial statements.

Alimentation Couche-Tard Inc. maintains accounting and administrative control systems which, in the opinion of management, ensure reasonable accuracy, relevance and reliability of financial information and well-ordered, efficient management of the Company’s affairs.

The Board of Directors is responsible for approving the consolidated financial statements included in this Annual Report, primarily through its Audit committee. This Committee, which holds periodic meetings with members of management as well external auditors, reviewed the consolidated financial statements of Alimentation Couche-Tard Inc. and recommended their approval to the Board of Directors.

The enclosed consolidated financial statements were audited by Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, and their report indicates the extent of their audit and their opinion on the consolidated financial statements.

Alain Bouchard	Richard Fortin
Chairman of the Board,	Executive Vice-President
president and Chief Executive Officer	and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
Alimentation Couche-Tard Inc.

We have audited the consolidated balance sheets of Alimentation Couche-Tard Inc. as at April 30, 2006 and April 24, 2005 and the consolidated statements of earnings, contributed surplus, retained earnings and cash flows for each of the years in the three-year period ended April 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and April 24, 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2006 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Alimentation Couche-Tard Inc.’s internal control over financial reporting as at April 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 14, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

Chartered Accountants

Montréal, Canada
June 14, 2006

CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars (Note 2), except per share amounts)

	2006	2005	2004
	(53 weeks)	(52 weeks)	(52 weeks)
			restated (Note 3)
	$	$	$
Revenues	10,157.3	8,036.8	4,395.3
Cost of sales	8,365.8	6,479.0	3,480.8
Gross profit	1,791.5	1,557.8	914.5

Operating, selling, administrative and general expenses	1,352.9	1,214.7	740.3
Depreciation and amortization of property and equipment and other assets (Note 6)	106.9	83.9	57.7
	1,459.8	1,298.6	798.0
Operating income	331.7	259.2	116.5
Financial expenses (Note 6)	34.0	30.7	23.5
Earnings before income taxes and write-off of financing costs	297.7	228.5	93.0
Write-off of financing costs (Note 16)	-	-	9.2
Earnings before income taxes	297.7	228.5	83.8
Income taxes (Note 7)	101.5	73.3	27.7
Net earnings	196.2	155.2	56.1

Net earnings per share (Note 8)
Basic	0.97	0.77	0.31
Diluted	0.94	0.75	0.30

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars (Note 2))

	2006	2005	2004
	(53 weeks)	(52 weeks)	(52 weeks)
			restated (Note 3)
	$	$	$
Balance, beginning of year, as previously reported	5.6	0.8	0.8
Impact of change in accounting for stock options (Note 3)	-	2.4	-
Balance, beginning of year, as restated	5.6	3.2	0.8
Stock-based compensation (Note 19)	3.8	2.5	-
Fair value of stock options exercised	-	(0.1)	-
Balance, end of year	9.4	5.6	0.8

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars (Note 2))

	2006	2005	2004
	(53 weeks)	(52 weeks)	(52 weeks)
			restated (Note 3)
	$	$	$
Balance, beginning of year, as previously reported (a)	317.5	164.7	110.2
Impact of change in accounting for stock options, without restatement (Note 3)	-	(2.4)	-
	317.5	162.3	110.2
Net earnings	196.2	155.2	56.1
	513.7	317.5	166.3
Dividends	(8.7)	-	-
Share issue expenses (net of future income taxes of $0.8)	-	-	1.6
Balance, end of year	505.0	317.5	164.7
(a) Including the accounting changes done with restatement (Note 3).

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars (Note 2))

	2006	2005	2004
	(53 weeks)	(52 weeks)	(52 weeks)
			restated (Note 3)
	$	$	$
Operating activities
Net earnings	196.2	155.2	56.1
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	99.2	75.0	51.9
Future income taxes	26.8	26.4	(12.8)
Loss on disposal of property and equipment and other assets	2.1	1.7	2.5
Write-off of financing costs	-	-	9.2
Deferred credits	15.2	13.5	9.1
Other	4.8	(1.7)	(0.1)
Changes in non-cash working capital (Note 9)	57.2	46.0	118.8
Net cash provided by operating activities	401.5	316.1	234.7

Investing activities
Purchase of property and equipment	(245.3)	(182.8)	(85.6)
Business acquisitions (Note 5)	(91.6)	(69.6)	(772.5)
Proceeds from sale and leaseback transactions	36.2	19.9	284.1
Temporary investments	(21.0)	-	-
Proceeds from disposal of property and equipment and other assets	15.9	20.5	3.9
Increase in other assets	(7.0)	(6.5)	(2.4)
Liabilities assumed on business acquisitions	(4.0)	(5.1)	(1.7)
Net cash used in investing activities	(316.8)	(223.6)	(574.2)

Financing activities
Dividends paid	(8.7)	-	-
Repayment of long-term debt	(6.9)	(6.3)	(557.9)
Issuance of shares, net of share issue expenses	0.2	9.3	169.0
Increase in long-term debt, net of financing costs	-	0.2	846.9
Net cash provided by (used in) financing activities	(15.4)	3.2	458.0
Effect of exchange rate fluctuations on cash and cash equivalents	9.5	3.2	1.9
Net increase in cash and cash equivalents	78.8	98.9	120.4
Cash and cash equivalents, beginning of year	252.7	153.8	33.4
Cash and cash equivalents, end of year	331.5	252.7	153.8

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
as at April 30, 2006 and April 24, 2005
(in millions of US dollars (Note 2))

	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents	331.5	252.7
Temporary investments	21.4	-
Accounts receivable (Note 10)	153.0	109.7
Income taxes receivable	0.7	31.6
Inventories (Note 11)	322.3	295.4
Prepaid expenses	15.2	10.0
Future income taxes (Note 7)	18.9	17.2
	863.0	716.6
Property and equipment (Note 12)	1,014.1	812.0
Goodwill	245.8	224.9
Trademarks and licenses	175.4	172.5
Other assets (Note 13)	70.3	68.1
Future income taxes (Note 7)	0.6	1.6
	2,369.2	1,995.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 15)	681.8	609.6
Current portion of long-term debt (Note 16)	8.0	7.0
Future income taxes (Note 7)	0.1	0.1
	689.9	616.7
Long-term debt (Note 16)	516.1	523.9
Deferred credits and other liabilities (Note 17)	127.2	89.6
Future income taxes (Note 7)	70.0	32.3
	1,403.2	1,262.5

Shareholders’ equity
Capital stock (Note 18)	351.0	350.8
Contributed surplus	9.4	5.6
Retained earnings	505.0	317.5
Cumulative translation adjustments	100.6	59.3
	966.0	733.2
	2,369.2	1,995.7

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Alain Bouchard	Richard Fortin
Director	Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

1. Governing statutes and nature of operations

Alimentation Couche-Tard Inc. (the Company) is incorporated under the Companies Act (Quebec).

The Company owns and licenses 4,983 convenience stores across North America of which 3,632 are Company-operated and generates income primarily from the sales of tobacco products, grocery items, beverages, fresh food offerings, including quick service restaurants, motor fuel and other products and services.

2. Basis of presentation

Year end date

The Company’s year end is the last Sunday of April of each year. For comparative purposes, the years ended April 30, 2006, April 24, 2005 and April 25, 2004 are referred to as 2006, 2005 and 2004. The year ended April 30, 2006 has 53 weeks (52 weeks in 2005 and 2004).

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

Change in reporting currency

As at April 25, 2005, the Company has changed its reporting currency from Canadian dollars to US dollars to provide more relevant information considering its predominant operations in the United States and its US dollar denominated debt. For comparative purposes, historical consolidated financial statements and notes have been restated into US dollars using the current rate method. The functional currencies of the Company and each of its subsidiaries remained unchanged.

3. Accounting changes

2006

Non-monetary transactions

On June 1, 2005, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3831, "Non-Monetary Transactions", replacing Section 3830 of the same name. Under these new standards, all non-monetary transactions initiated in periods beginning on or after January 1, 2006 have to be measured at fair value unless:

  the transaction lacks commercial substance;

  the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

  neither the fair value of the assets received nor the fair value of the asset given up is reliably measurable; or

  the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The Company adopted these new recommendations both early and prospectively on July 18, 2005. The implementation of these new recommendations did not have a material impact on the Company’s consolidated financial statements.

2005

Accounting for property and equipment and lease accounting

During 2005, the Company undertook a review of its depreciation and amortization policies for all of its property and equipment and of its lease accounting policies. Previously, the Company used the decreasing charge method at various rates to calculate depreciation, except for Circle K where the straight-line method was used. In addition, leasehold improvements were amortized over the shorter of the term of the lease plus renewal periods or their useful lives and rent expense was recorded over the committed lease period and did not take into account future rent escalations included in the lease term.

As a result of the review and an in depth study of the useful lives of its property and equipment, the Company decided to change its accounting policy for depreciation and amortization of property and equipment to use the straight-line method throughout the Company. This method is more representative of the actual useful lives of the assets and provides uniformity within the Company. This change has been applied retroactively and prior years consolidated financial statements have been restated.

Following a review of its lease accounting policies and the relevant accounting literature, the Company has determined it should amortize its leasehold improvements over the shorter of their useful lives or the lease term. Moreover, the Company decided it should record lease expense using the straight-line method. Accordingly, the Company has restated previously reported consolidated financial statements to reflect these changes.

The impact of those changes as of April 25, 2004 is a decrease in property and equipment of $10.0, an increase in net future income tax assets of $6.5, an increase in accounts payable and accrued liabilities of $0.6, an increase in deferred credits and other liabilities of $8.1, a reduction in retained earnings of $11.5 and a decrease in the cumulative translation adjustments balance of $0.7.

For 2005, the impact of those changes resulted in a $1.7 increase of the depreciation expense ($1.6 in 2004), a $3.5 increase in lease expense ($1.9 in 2004) and in a $3.7 decrease in net earnings ($2.7 in 2004). The impact on diluted net earnings per share is a decrease of $0.02 in 2005 and $0.01 in 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

3. Accounting changes (continued)

Consolidation of variable interest entities

During 2005, the Company adopted the CICA Accounting Guideline No.15 (AcG-15) "Consolidation of Variable Interest Entities" (VIEs) that came into effect November 1, 2004. This guideline clarifies and addresses the application of consolidation guidance to those entities defined as VIEs, which are entities that are subject to control on a basis other than voting interests. Such entities should be consolidated by the primary beneficiary, which is the entity that will absorb a majority of the VIE’s expected losses or will receive a majority of its expected residual returns, or both.

The implementation of this guideline did not have any material impact on the Company’s consolidated financial statements.

Asset retirement obligations

During 2005, the Company adopted the new CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. Accordingly, under the new standard, the fair value of the future retirement costs of the Company’s underground motor fuel storage tanks is recorded as a liability on a discounted basis when it is incurred and an equivalent amount is capitalized to property and equipment. The initial recorded obligation, which has been discounted using the Company’s credit-adjusted risk free-rate, will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The Company amortizes the initial amount capitalized to property and equipment and recognizes accretion expense in connection with the discounted liability over the estimated remaining useful life of the underground motor fuel storage tanks.

The new standard has been applied retroactively and consolidated financial statements of the prior periods have been restated. The impact of this change as of April 25, 2004 is an increase in property and equipment of $12.9, an increase in asset retirement obligations of $15.9, an increase in net future income tax assets of $1.3 and a reduction in retained earnings of $1.7.

For 2005 and 2004, the impact on net earnings is a decrease of $1.8 and $0.3, respectively (a decrease of $0.01 per share on a diluted basis in 2005 and nil in 2004).

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

Prior to April 29, 2002, the Company recorded no compensation cost for its stock options granted to employees but provided, in its notes to the consolidated financial statements, pro forma disclosures of net earnings and net earnings per share as if the fair value based method of accounting had been applied.

The retroactive treatment of these recommendations resulted in a decrease of $2.4 in opening retained earnings with a corresponding increase in contributed surplus (see Note 19).

Recording of certain consideration received from a vendor

On January 31, 2005, the Company adopted both early and retroactively the amended recommendations of the Emerging Issues Committee of the CICA relating to the third topic of Abstract 144 (EIC-144), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor". These amendments address the recognition, measurement and disclosure requirements for vendor rebates and state that those rebates must be recognized when probable and reasonably estimable. Therefore, vendor rebates recognized in earnings and for which the full requirements for entitlement have not yet been met would be disclosed. The implementation of these new recommendations did not have any material impact on the Company’s consolidated financial statements.

Generally accepted accounting principles

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles", which establishes standards for financial reporting in accordance with Canadian GAAP and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The application of these new standards was done prospectively starting on April 26, 2004 and had no material impact on the Company’s consolidated financial statements, except for the lease accounting described above.

2004

Recording of certain consideration received from a vendor

In January 2004, the Emerging Issues Committee of the CICA released EIC-144, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor". Under this new standard, certain cash consideration received from a vendor should be considered as an adjustment of the prices of the vendor’s products, and therefore should be characterized as a reduction of cost of sales and related inventories when recognized in the financial statements. Certain exceptions apply if the consideration is a payment for assets or services delivered to the vendor or for reimbursement of selling costs incurred to promote the vendor’s products, provided that certain conditions are met.

The Company adopted these new recommendations both early and retroactively on January 30, 2004 and consolidated financial statements from prior years have been restated.

For the year ended April 25, 2004, application of EIC-144 resulted in a $0.7 increase in the cost of goods sold and a decrease in net earnings of $0.5.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

3. Accounting changes (continued)

Impairment of long-lived assets

In December 2002, the CICA issued Handbook Section 3063 entitled "Impairment of Long-lived Assets". This section sets out standards for recognizing, measuring and reporting the impairment of long-lived assets. It supersedes the write-down provisions included in Section 3061, "Property, Plant and Equipment". This new section requires that the Company recognizes an impairment loss for long-lived assets to be kept and used when events or changes in circumstances result in their carrying amount exceeding the sum of the undiscounted cash flows expected to result from their use and eventual disposal. The impairment loss is equivalent to the amount by which the assets’ carrying amount exceeds its fair value.

This modification of accounting principles was applied prospectively beginning April 28, 2003 and had no material impact on the carrying amount of the Company's long-lived assets.

Guarantees

In February 2003, the CICA issued Accounting Guideline No. 14 (AcG-14), ''Disclosure of Guarantees''. This guideline provides information related to financial statements disclosures to be provided under certain guarantees. The Company adopted these new recommendations as at April 28, 2003.

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

4. Accounting policies

Accounting estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management reviews its estimates, including those relating to supplier rebates, environmental costs and asset retirement obligations based on available information. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and of its subsidiaries, all of which are wholly owned.

Foreign currency translation

The non-consolidated financial statements of the Company and its subsidiaries are prepared based on their respective functional currencies, which is US dollar for US operations and Canadian dollar for Canadian operations and corporate activities.

As a result, in the Company’s consolidated financial statements, the Canadian and corporate operations are translated into US dollars using the current rate method. Under this method, assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Gains and losses are included in Cumulative translation adjustments account in the Shareholders' equity.

Net earnings per share

Basic net earnings per share is calculated by dividing the net earnings available to Class A and Class B shareholders by the weighted average number of Class A and Class B shares outstanding during the year. Diluted net earnings per share is calculated using the treasury stock method and takes into account the dilutive effect of stock options and warrants.

Revenue recognition

For its two major product categories, merchandise and motor fuel, the Company recognizes revenue at the point of sale. Merchandise sales are comprised primarily of the sale of tobacco products, grocery items, candy and snacks, beverages, beer, wine, fresh food offerings, including quick service restaurants, and services.

Services revenues include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, sales of calling cards and gift cards, fees for cashing cheques, sales of postage stamps and bus tickets and car wash revenues. These revenues are recognized at the time of transaction in stores. Services revenues also include franchise and license fees, which are recognized in revenues over the period of the agreement to which the fees relate and royalties from franchisees and licensees, which are recognized periodically based on sales reported by franchise and licence operators.

Operating, selling, administrative and general expenses

The main items comprising Operating, selling, administrative and general expenses are labour, building occupancy costs and overhead and include advertising expenses that are charged as incurred in the amount of $26.8 in 2006, $21.6 in 2005 and $13.8 in 2004.

Self-insurance

In the United States, the Company is self-insured for certain losses related to general liability and workers’ compensation. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. This cost is estimated based upon analysis of the Company’s historical data and actuarial estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Cash and cash equivalents

Cash includes cash and demand deposits. Cash equivalents include highly liquid investments that can be converted into cash for a fixed amount and that mature less than three months from the date of acquisition.

Temporary investments

Temporary investments are comprised of securities that have maturities of more than three months and are valued at lower of cost and fair value.

Inventories

Inventories are valued at the lesser of cost and net realizable value. Cost of merchandise - distribution centres is determined according to the first-in first-out method, the cost of merchandise - retail is valued based on the retail price less a normal margin and the cost of motor fuel inventory is determined according to the average cost method.

Vendor rebates

The Company records cash received from vendors related to vendor rebates as a reduction in the price of the vendors’ products and reflects them as a reduction of costs of sales and related inventory in its consolidated statements of earnings and balance sheets when those rebates satisfy the recognition criteria.

Income taxes

The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities using enacted or substantively enacted tax rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse. A valuation allowance is recognized to the extent that it is more likely than not that all of the future income tax assets will not be realized.

Depreciation and amortization

Property and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method based on the following periods:

Buildings	3 to 40 years
Equipment	3 to 30 years
Buildings under capital leases	Lease term

Leasehold improvements and property and equipment on leased properties are amortized and depreciated over the lesser of their useful lives and the term of the lease.

Rent expense

Rent expense is recognized in earnings using the straight-line method.

Goodwill

Goodwill is the excess of the cost of an acquired business over the fair value of underlying net assets acquired from the business at the time of acquisition. Goodwill is not amortized. It is rather tested for impairment annually, or more frequently should events or changes in circumstances indicate that it might be impaired. Should the carrying amount of a reporting unit’s goodwill exceed its fair value, an impairment loss would be recognized.

Trademarks and licenses

Trademarks and licenses have indefinite lives, are recorded at cost and are not amortized; rather, they are tested for impairment annually, or more frequently, should events or circumstances indicate that the assets might be impaired. Should the carrying amount of a trademark or license exceed its fair value, an impairment loss in the amount of the excess would be recognized.

Other assets

Other assets include deferred charges, environmental costs receivable, accrued pension benefit asset and deposits.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Employee future benefits

The Company accrues its obligations under employee pension plans and the related costs, net of plan assets. The Company has adopted the following policies with respect to the defined benefit plans:

  the accrued benefit obligations and the cost of pension benefits earned by active employees are actuarially determined using the projected benefit method prorated on service and pension expense is recorded in income as the services are rendered by active employees. The calculations reflect management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees;

  for the purpose of calculating the expected return on plan assets, those assets are valued at fair value;

  actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is 10 years;

  on May 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional asset on a straight-line basis over 11 years, which was the average remaining service period of employees expected to receive benefits under the benefit plan as of May 1, 2000;

  past service costs are amortized on a straight-line basis over the average remaining service period of active employees.

The pension costs recorded in earnings for the defined contribution plan is equivalent to the contribution which the Company is required to pay in exchange for services provided by the employees.

Environmental costs

The Company provides for estimated future site remediation costs to meet government standards for known site contaminations when such costs can be reasonably estimated. Estimates of the anticipated future costs for remediation activities at such sites are based on the Company’s prior experience with remediation sites and consideration of other factors such as the condition of the site contamination, location of sites and experience with contractors that perform the environmental assessments and remediation work.

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

In the case of an early termination of one of the interest swap agreements or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated statements of earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated statements of earnings at the time of the extinguishment of the debt.

The Company has also designated its entire US dollars denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in cumulative translation adjustments account in the shareholders’ equity to offset the foreign currency translation adjustments on the investments.

5. Business acquisitions

The Company has made the following business acquisitions that were accounted for using the purchase method. Earnings from the businesses acquired are included in the consolidated statements of earnings from their respective dates of acquisition.

2006

During the year, the Company made the following business acquisitions:

  effective March 14, 2006: purchase of 34 Company-operated stores and 19 affiliated stores, all operating under the Shell banner in the Indianapolis area of Indiana, United States, from Shell Oil Products US. At the closing date, two Company-operated stores were closed;

  effective December 14, 2005: purchase of 16 Company-operated stores operating under the Winners banner in New Mexico, United States, from Conway Oil Company and Conway Real Estate Company;

  effective December 8, 2005: purchase of 18 Company-operated stores and 8 affiliated stores, all operating under the BP banner in the Memphis area of Tennessee, United States, from BP Products North America, Inc.;

  effective November 3, 2005: purchase of seven Company-operated stores operating under the Fuel Mart banner in Ohio, United States, from Ports Petroleum Co.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

5. Business acquisitions (continued)

These four acquisitions were settled for a total cash consideration of $91.6, financed from the Company’s available cash. The net assets acquired included working capital of $4.6, property and equipment of $81.4, goodwill of $3.9, trademarks and licences of $2.0, other assets of $1.3 and deferred credits and other liabilities of $1.6. Most of the goodwill related to these transactions is deductible for tax purposes.

2005

Changes to the purchase price allocation

During 2005, the Company finalized the allocation of the purchase price related to the acquisition of The Circle K Corporation on December 17, 2003. The final allocation resulted in an increase in property and equipment of $16.5 and an increase in asset retirement obligations of $15.2 mainly due to a change in the estimate of the asset retirement obligations and an increase in trademarks and licenses of $12.9 based on an external valuation of trademarks.

In addition, the final allocation resulted in an increase in net working capital of $1.6, an increase in other assets of $1.3 and a decrease in net future income tax asset of $17.1. The preliminary allocation of the purchase price is described below.

Acquisitions

During 2005, the Company made the following business acquisitions:

  in April 2005: purchase of nine sites operating under the Thornton and Pit Stop banners in the Midwest region of United States, from Thornton Inc. and Broadus Oil Corporation of Illinois Inc.;

  effective February 2, 2005: purchase of 19 sites operating under the Pump N Shop banner in the Augusta, Georgia area, United States, from QVS Inc. and Brosious & Holt Properties LLC;

  effective November 3, 2004: purchase of 21 sites in the Phoenix, Arizona area, United States, from Shell Oil Products US.

These three acquisitions were settled for a total cash consideration of $69.6 financed from the Company’s available cash. The net assets acquired included working capital of $3.3, property and equipment of $64.0 and goodwill of $2.3. Most of the goodwill related to these transactions is deductible for tax purposes.

2004

On December 17, 2003, the Company acquired all of the outstanding shares of Circle K from ConocoPhillips Company. The assets included a chain of 1,663 stores in 16 U.S. states, mainly in the southern United States. At the acquisition date, Circle K also held franchise or licensing agreements with another 627 stores in the U.S. and 4,003 international licenses agreements.

This acquisition was made for a total cash consideration of $831.8, including acquisition costs and amounts payable in accordance with a price adjustment clause, based on the working capital acquired. The acquisition was financed by issuing 27,111,076 new Class B subordinate voting shares (see Note 18) and by issuing new debt.

On September 4, 2003, the Company concluded the acquisition of assets of Clark Retail Enterprises Inc. (Clark) including 43 stores in the states of Illinois, Indiana, Iowa, Michigan and Ohio. This acquisition was made for a total cash consideration of $29.9, including acquisition costs. The transaction was financed by using the Company's existing credit facilities. Most of the goodwill related to this transaction is deductible for tax purposes.

The preliminary allocations of the purchase prices of the acquisitions were as follows:

	Circle K	Clark	Total
	$	$	$
Current assets	237.3	3.5	240.8
Property and equipment	587.6	21.8	609.4
Goodwill	-	5.3	5.3
Trademarks, licenses and other assets	159.2	-	159.2
Future income taxes	27.9	0.1	28.0
	1,012.0	30.7	1,042.7

Current liabilities assumed	164.7	0.4	165.1
Long-term debt assumed	6.7	-	6.7
Deferred credits and other liabilities assumed	8.8	0.4	9.2
	180.2	0.8	181.0
Net assets and total consideration	831.8	29.9	861.7
Less: cash from the acquisition	80.6	-	80.6
Net assets excluding cash from the acquisition	751.2	29.9	781.1
Less: balance to be paid to vendors	8.6	-	8.6
Cash consideration	742.6	29.9	772.5

Subsequent to the acquisitions of Circle K and Clark, the Company entered into sale and leaseback agreements under which certain property and equipment acquired were sold to financial institutions and re-leased to the Company under long-term leases. Most of these long-term leases are for periods of 15 to 17 years, with the possibility of renewal. These transactions did not result in any gains or losses for the Company. Proceeds related to these transactions amounted to $267.7, net of related expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

6. Information included in the consolidated statements of earnings

	2006	2005	2004
			restated (Note 3)
	$	$	$
Depreciation and amortization
Property and equipment	106.1	83.1	57.4
Other assets	0.8	0.8	0.3
	106.9	83.9	57.7

Financial expenses
Interest on long-term debt	30.6	27.1	20.7
Amortization of deferred financing costs	3.1	3.1	2.2
	33.7	30.2	22.9
Interest on short-term debt	0.3	0.5	0.6
	34.0	30.7	23.5

Interest expense

Interest expense on long-term debt is net of interest income. Interest income total $8.5 in 2006, $2.2 in 2005 and $0.4 in 2004.

Supplementary information related to the rental expense included in Operating, selling, administrative and general expenses:

	2006	2005	2004
			restated (Note 3)
	$	$	$
Net rent expense
Rent expense	174.0	158.5	97.1
Sub-leasing income	11.5	11.7	7.0
	162.5	146.8	90.1

7. Income taxes

	2006	2005	2004
			restated (Note 3)
	$	$	$
Current income taxes	74.7	46.9	40.5
Future income taxes	26.8	26.4	(12.8)
	101.5	73.3	27.7

Earnings before income taxes
Domestic	79.7	96.5	38.4
Foreign	218.0	132.0	45.4
	297.7	228.5	83.8

Current income taxes
Domestic	12.4	26.1	21.6
Foreign	62.3	20.8	18.9
	74.7	46.9	40.5

Future income taxes
Domestic	4.8	4.4	(9.3)
Foreign	22.0	22.0	(3.5)
	26.8	26.4	(12.8)

The principal items which resulted in differences between the Company's effective income tax rates and the combined statutory rates in Canada are detailed as follows:

	2006	2005	2004
	%	%	%
Combined statutory income tax rate in Canada (a)	32.46	32.28	35.70
Impact of tax rate increases (decreases)	(0.02)	(0.32)	0.23
Other permanent differences	1.65	0.12	(2.88)
Effective income tax rate	34.09	32.08	33.05

(a) The Company's combined statutory income tax rate in Canada includes the appropriate provincial income tax rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

7. Income taxes (continued)

The components of future income tax assets (liabilities) are as follows:

	2006	2005
	$	$
Net future income tax assets
Expenses deductible in future years	17.1	11.5
Deferred credits	0.2	1.1
Other	1.5	4.5
	18.8	17.1

Net future income tax liabilities
Expenses deductible in future years	5.2	5.3
Property and equipment	(21.4)	(2.6)
Non-capital losses	3.8	4.1
Deferred credits	8.9	8.9
Borrowing and share issue costs	1.2	2.0
Goodwill	(1.9)	0.6
Trademarks and licences	(56.2)	(42.2)
Other	(9.0)	(6.8)
	(69.4)	(30.7)

8. Net earnings per share

The following table presents the information for the computation of basic and diluted net earnings per share, adjusted for the share splits described in Note 18:

	2006	2005	2004
			restated (Note 3)
	$	$	$
Basic net earnings attributable to Class A and B shareholders	196.2	155.2	56.1

Weighted average number of shares (in thousands)	202,030	201,342	179,317
Dilutive effect of stock options (in thousands)	5,632	5,020	8,060
Weighted average number of diluted shares (in thousands)	207,662	206,362	187,377

Basic net earnings per share available for Class A and B shareholders	0.97	0.77	0.31

Diluted net earnings per share available for Class A and B shareholders	0.94	0.75	0.30

In calculating diluted net earnings per share for 2006, 170,000 stock options (465,000 in 2005 and nil in 2004) are excluded due to their antidilutive effect.

9. Information included in the consolidated statements of cash flows

The changes in non-cash working capital are detailed as follows:

	2006	2005	2004
			restated (Note 3)
	$	$	$
Accounts receivable	(37.9)	(5.9)	6.0
Inventories	(9.9)	(5.9)	(7.6)
Prepaid expenses	(5.3)	1.8	(6.5)
Accounts payable and accrued liabilities	76.8	119.1	107.2
Income taxes	33.5	(63.1)	19.7
	57.2	46.0	118.8

Cash flows relating to interest and income taxes of operating activities are detailed as follows:

	2006	2005	2004
	$	$	$
Interest paid	36.8	30.3	13.2
Income taxes paid	42.2	110.9	23.7

10. Accounts receivable

	2006	2005
	$	$
Trade accounts receivable and vendor rebates receivable	70.1	54.4
Credit and debit cards receivable	66.0	39.4
Environmental costs receivable	2.0	0.9
Other accounts receivable	14.9	15.0
	153.0	109.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

11. Inventories

	2006	2005
	$	$
Merchandise – retail	216.0	203.9
Motor fuel	84.8	63.6
Merchandise – distribution centres	21.5	27.9
	322.3	295.4

12. Property and equipment

			2006
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	240.8	-	240.8
Buildings	202.2	44.3	157.9
Leasehold improvements	198.6	74.5	124.1
Equipment	780.4	289.6	490.8
	1,422.0	408.4	1,013.6
Buildings under capital leases	4.1	3.6	0.5
	1,426.1	412.0	1,014.1

			2005
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	192.3	-	192.3
Buildings	162.7	46.6	116.1
Leasehold improvements	143.1	45.1	98.0
Equipment	605.2	200.2	405.0
	1,103.3	291.9	811.4
Buildings under capital leases	3.7	3.1	0.6
	1 107,0	295,0	812,0

13. Other assets

	2006	2005
	$	$
Deferred charges, net	28.2	30.7
Environmental costs receivable	19.8	21.6
Accrued pension benefit asset	8.6	8.0
Deposits	2.1	2.7
Other, at cost	11.6	5.1
	70.3	68.1

14. Bank indebtedness

Bank indebtedness reflects the used portion of the credit facilities available to the Company. Available credit facilities are unused as at April 30, 2006 and April 24, 2005, with the exception of certain letters of guarantee.

The Company has a credit agreement consisting of a five-year renewable operating credit, maturing in December 2008, in the amount of Cdn$50.0 available in Canadian or US dollars or as letters of guarantee not exceeding Cdn$10.0 or the equivalent in US dollars, bearing interest at the Canadian or US prime rate plus 0.25% to 1.0% (same in 2005) or at LIBOR plus 1.25% to 2.0% (same in 2005), depending on whether certain financial ratios are achieved. The operating credit is also available in the form of bankers' acceptances with stamping fees of 1.25% to 2.0% (same in 2005), depending on whether certain financial ratios are achieved. As at April 30, 2006, an amount of Cdn$49.1 (same as at April 24, 2005) is available under this operating credit and the effective interest rate is 6.25% (4.63% in 2005). The credit agreement also provides for a five-year renewable operating credit, maturing in December 2008, in the amount of $75.0 available in US dollars and as letters of guarantee not exceeding $30.0, bearing interest at the US prime rate plus 0.25% to 1.0% (same in 2005) or at LIBOR plus 1.25% to 2.0% (same in 2005) depending on whether certain financial ratios are achieved. As at April 30, 2006, an amount of $59.5 ($62.8 as at April 24, 2005) is available under this operating credit and the effective interest rate is 6.25% (4.63% in 2005). These credit facilities are subject to the same guarantees and restrictive covenants which apply to the term loans described in Note 16.

15. Accounts payable and accrued liabilities

	2006	2005
	$	$
Accounts payable and accrued expenses	494.1	435.4
Sales and other taxes payable	61.9	53.2
Salaries and social benefits	49.2	45.9
Deferred credits	11.0	9.1
Environmental costs	9.9	7.5
Other	55.7	58.5
	681.8	609.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

16. Long-term debt

	2006	2005
	$	$
Subordinated unsecured debt (a)	350.0	350.0
Secured term loans (b)
Term loan "A"	19.5	24.1
Term loan "B"	147.0	148.5
Note payable, secured by the assets of certain stores, 8.75%, repayable in monthly instalments, maturing in 2019	5.2	5.4
Obligations related to buildings under capital leases, rates varying from 6.89% to 13.25% (5.9% to 13.25% in 2005), payable on various dates until 2019	2.3	2.5
Mortgage loans secured by land and buildings, rates varying from 7.0% to 8.0% (same in 2005), payable in monthly instalments, maturing on various dates until 2010	0.1	0.2
Note payable without interest	-	0.2
	524.1	530.9
Current portion of long-term debt	8.0	7.0
	516.1	523.9

(a) Subordinated unsecured debt:

Subordinated unsecured debt, maturing December 15, 2013, bearing interest at a rate of 7.5% and redeemable under certain conditions as of December 15, 2008.

The total amount of the loan is subject to interest rate swaps (see Note 22).

The subordinated unsecured debt agreement imposes certain restrictions on business acquisitions and the payment of dividends.

(b) Secured term loans:

  Term loan "A":

Term loan "A", maturing on December 17, 2008, payable in quarterly instalments increasing gradually from 2.5% of the balance of the loan to 7.5% of the balance of the loan from July 2008, bearing interest at the Canadian prime rate plus 0.25% to 1.0% (same in 2005) or the LIBOR rate plus 1.25% to 2.0% (same in 2005), depending on whether certain financial ratios are achieved. As at April 30, 2006, the effective interest rate is 6.25% (4.63% as at April 24, 2005);

  Term loan "B":

Term loan "B", maturing on December 17, 2010, payable in quarterly instalments of 0.25% of the balance of the loan for the first six years and in quarterly instalments of 23.5% of the balance of the loan for the seventh year, bearing interest at the prime US rate plus 0.75% (same in 2005) or the LIBOR rate plus 1.75% (same in 2005). As at April 30, 2006, the effective interest rate is 6.75% (4.75% as at April 24, 2005).

Substantially all of the Company’s assets have been pledged to secure these term loans.

Under the credit agreement, the Company must meet certain commitments and achieve certain financial ratios. Furthermore, the credit agreement imposes certain restrictions on business acquisitions and payment of dividends and, if a certain ratio is not achieved, on capital spending.

On December 17, 2003, the Company concluded a new credit agreement. Consequently, the deferred financing costs relating to the previous agreement in the amount of $2.1 were written off. In addition, in 2004, the Company repaid its debt with proceeds from sale and leaseback transactions. The portion of deferred financing costs in the amount of $7.1 relating to the repaid debt was also written off.

Instalments on long-term debt for the next years are as follows:

	Obligations related
	to buildings under
	capital leases	Other loans
	$	$
2007	0.8	7.6
2008	0.6	8.2
2009	0.5	8.9
2010	0.4	1.9
2011	0.4	141.3
2012 and subsequent years	1.7	353.9
	4.4
Interest expense included in minimum lease payments	2.1
	2.3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

17. Deferred credits and other liabilities

	2006	2005
	$	$
Asset retirement obligations (a)	31.2	17.9
Deferred credits	19.6	16.3
Provision for site restoration costs	18.1	20.9
Accrued pension benefit liability	8.4	5.8
Provision for workers' compensation	8.0	5.7
Other liabilities	41.9	23.0
	127.2	89.6

(a) Asset retirement obligations relate to estimated future costs to remove underground motor fuel storage tanks and are based on the Company’s prior experience in removing these tanks, estimated tank useful life, lease terms for those tanks installed on leased properties, external estimates and governmental regulatory requirements. To determine the initial recorded liability, the future estimated cash flows have been discounted at rates of 9% and 10%, representing the Company’s credit-adjusted risk-free rates at the time the costs have been estimated and revised. The total undiscounted amount of estimated cash flows to settle the asset retirement obligations is approximately $68.1 and is expected to be incurred over the next 40 years. Should changes occur in estimated future removal costs, tank useful lives, lease terms or governmental regulatory requirements, revisions to the liability could be made.

The reconciliation of the Company’s liability for the asset retirement obligations related to the removal of its underground motor fuel storage tanks is as follows:

	2006	2005
	$	$
Balance, beginning of year	22.1	15.9
Liabilities incurred	0.4	0.1
Liabilities settled	(1.3)	(0.5)
Accretion expense	1.9	1.9
Business acquisitions	0.5	3.7
Revision of estimations	11.8	-
Effect of exchange rate fluctuations	0.5	1.0
Balance, end of year	35.9	22.1

Of the total liability recorded in the consolidated balance sheets as of April 30, 2006 and April 24, 2005, $31.2 and $17.9, respectively, are included in Deferred credits and other liabilities and the remainder is included in Accounts payable and accrued liabilities.

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

  first preferred shares;
  second preferred shares;
  Class B subordinate voting shares and Class A multiple voting shares, ranking pari passu.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

18. Capital stock (continued)

Issued and fully paid

The changes in number of outstanding shares are as follows:

		2006		2005
	Number of shares	$	Number of shares	$
Class A multiple voting shares
Balance, beginning of year	56,594,692	8.0	57,041,722	8.1
Conversion into Class B shares	(206,040)	-	(447,030)	(0.1)
Balance, end of year	56,388,652	8.0	56,594,692	8.0

Class B subordinate voting shares
Balance, beginning of year	145,375,660	342.8	140,490,082	333.4
Issued as part of a previous acquisition	1,630	-	548	-
Issued on conversion of Class A shares	206,040	-	447,030	0.1
Stock options exercised for cash	68,104	0.2	4,438,000	9.3
Balance, end of year	145,651,434	343.0	145,375,660	342.8

Total issued and fully paid		351.0		350.8

				2004
			Number of shares	$
Class A multiple voting shares
Balance, beginning of year			57,097,648	8.1
Conversion into Class B shares			(55,926)	-
Balance, end of year			57,041,722	8.1

Class B subordinate voting shares
Balance, beginning of year			112,004,270	162.0
Issued as part of the acquisition of Circle K			27,111,076	168.8
Issued as part of a previous acquisition			10	-
Issued on conversion of Class A shares			55,926	-
Stock options exercised for cash			1,318,800	2.6
Balance, end of year			140,490,082	333.4

Total issued and fully paid				341.5

During the year ended April 24, 2005, the Company split all of its issued and outstanding Class A and B shares on a two-for-one basis. All share and per-share information in these consolidated financial statements has been adjusted retroactively to reflect stock split.

On December 17, 2003, the Company exchanged 27,111,076 warrants for Class B shares on a share-for-share basis. These warrants were issued on October 6, 2003 at a price of Cdn$8.25 each for a total consideration of $168.8. The issue costs, net of related future income taxes, amounted to $1.6.

19. Stock-based compensation and other stock-based payments

The Company has a stock option plan (the plan) under which it may grant up to 16,892,000 stock options for the purchase of Class B subordinate voting shares of the Company.

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

The table below presents the status of the Company's stock option plan as at April 30, 2006, April 24, 2005 and April 25, 2004 and the changes therein during the years then ended:

		2006		2005
	Number of stock	Weighted average	Number of stock	Weighted average
	options	exercise price	options	exercise price
		Cdn$		Cdn$
Outstanding, beginning of year	8,745,400	6.93	12,626,200	5.05
Granted	580,100	18.36	605,000	15.92
Exercised	(68,104)	4.13	(4,438,000)	2.79
Cancelled	(5,016)	14.33	(47,800)	6.74
Outstanding, end of year	9,252,380	7.66	8,745,400	6.93

Exercisable stock options, end of year	7,674,976		6,312,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

19. Stock-based compensation and other stock-based payments (continued)

		2004
	Number of stock	Weighted average
	options	exercise price
		Cdn$
Outstanding, beginning of year	12,313,000	4.07
Granted	1,680,000	10.29
Exercised	(1,318,800)	2.65
Cancelled	(48,000)	4.04
Outstanding, end of year	12,626,200	5.05

Exercisable stock options, end of year	8,742,640

The following table presents information on the stock options outstanding and exercisable as at April 30, 2006:

		Options outstanding			Options exercisable
	Number of	Weighted average	Weighted	Number of	Weighted
	stock options	remaining	average	stock options	average
Range of	outstanding as at	contractual life	exercise	exercisable as at	exercise
exercise prices	April 30, 2006	(years)	price	April 30, 2006	price
Cdn$			Cdn$		Cdn$
2 - 4	2,908,000	4.40	2.68	2,908,000	2.68
6 - 8	3,707,100	6.01	7.35	3,535,360	7.35
8 - 14	1,595,800	7.63	10.83	930,320	10.81
14 - 20	921,480	8.87	17.26	277,296	17.25
20 - 26	120,000	9.64	22.50	24,000	22.50
	9,252,380			7,674,976

For 2004, the Company did not record any compensation cost. If the compensation cost had been determined using the fair value method at the date of attribution of stock options granted beginning on April 29, 2002 to employees, net earnings and net earnings per share information would have been reduced to the pro forma shown in the following table:

		2004
	Disclosed	Pro forma
	$	$
Net earnings	56.1	54.2
Basic net earnings per share	0.31	0.30
Diluted net earnings per share	0.30	0.29

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

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

	2006	2005	2004
Expected dividends (per share)	Cdn$0.10	None	None
Expected volatility	35%	35%	30%
Risk-free interest rate	3.92%	4.26%	4.45%
Expected life	8 years	8 years	8 years

The weighted average fair value of stock options granted in the year ended April 30, 2006 is Cdn$8.65 (Cdn$7.72 in 2005 and Cdn$4.61 in 2004).

For the year ended April 30, 2006, compensation cost charged to consolidated statement of earnings amount to $3.8 ($2.5 in 2005).

Deferred Share Unit Plan

On July 13, 2004, the Company adopted a Deferred Share Unit Plan for the benefit of its external directors allowing them to receive all or a portion of their annual compensation in the form of Deferred Share Units (DSUs). A DSU is a notional unit, equivalent in value to the Company’s Class B share. Upon resignation from the Board of Directors, participants are entitled to receive the payment of their cumulated DSUs either a) in the form of cash based on the price of the Company’s Class B shares as traded on the open market on the date of payment, or b) in Class B shares bought by the Company on the open market on behalf of the Participant.

The DSU expense and the related liability are recorded at the grant date. The liability is adjusted periodically to reflect any increase in the market value of the Class B shares. As at April 30, 2006, the Company has a total of 21,108 DSUs outstanding (14,665 as at April 24, 2005).

Share Appreciation Rights Plan

The Board of Directors approved on July 13, 2004 a Share Appreciation Rights Plan for officers and key employees of the Company. The amount payable to the Participant is equal to the difference between the market value of the Company’s Class B shares at exercise and its value at the grant date and is payable in cash. The grant agreement describes the exercise period, the value of the shares at grant date and the duration of the plan for each participant. No share appreciation right is granted as at April 30, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

20. Employee future benefits

The Company has a number of funded and unfunded defined benefit and defined contribution plans that provide retirement benefits to certain employees. Its defined benefit plans are based on years of service and on the consecutive highest five years average salary.

Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded pension plans and cash contributed to its defined contribution plans and amount to $3.3 for 2006 ($3.6 for 2005).

Defined benefit plans

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes the last Sunday of April of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2005 and the next required valuation will be as of January 1, 2008.

Information about the Company's defined benefit plans, in aggregate, is as follows:

	2006	2005
	$	$
Accrued benefit obligation
Balance, beginning of year	29.2	23.1
Current service cost	0.7	0.5
Interest cost	1.7	1.5
Benefits paid	(1.7)	(1.7)
Actuarial losses	-	3.3
Effect of exchange rate fluctuations	3.0	2.5
Balance, end of year	32.9	29.2

	2006	2005
	$	$
Plans assets
Fair value, beginning of year	21.4	19.6
Actual return on plans assets	0.6	1.0
Employees contributions	0.1	0.1
Benefits paid	(1.3)	(1.3)
Effect of exchange rate fluctuations	2.1	2.0
Fair value, end of year	22.9	21.4

Reconciliation of the funded status of the benefit plans to the amount recorded in the consolidated financial statements:

	2006	2005
	$	$
Fair value of plans assets	22.9	21.4
Accrued benefit obligation	32.9	29.2
Funded status-plan deficit	(10.0)	(7.8)
Unamortized net actuarial loss	12.1	10.9
Unamortized transitional net asset	(2.5)	(2.8)
Unamortized past service cost	1.8	1.9
Accrued benefit asset	1.4	2.2

As at April 30, 2006, the accrued benefit obligation for unfunded pension plans amount to $11.7 ($10.3 in 2005).

The accrued benefit asset is included in the Company’s balance sheets as follows:

	2006	2005
	$	$
Other assets	8.6	8.0
Deferred credits and other liabilities	(7.2)	(5.8)
Accrued benefit asset	1.4	2.2

As of the measurement date, plans assets consist of:
	Percentage of plans assets
	2006	2005
	%	%
Assets category
Equity securities	32.1	28.5
Debt securities	67.9	71.5
Total	100.0	100.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

20. Employee future benefits (continued)

The Company's pension benefit expense for the year is determined as follows:

			2006
	Incurred during the	Adjustments	Recognized during
	year	(a)	the year
	$	$	$
Current service cost, net of employee contributions	0.6	-	0.6
Interest cost	1.7	-	1.7
Actual return on plan assets	(0.6)	(0.9)	(1.5)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial losses	-	0.8	0.8
Amortization of past service cost	-	0.3	0.3
Pension expense for the year	1.7	(0.3)	1.4

			2005
	Incurred during	Adjustments	Recognized during the
	the year	(a)	year
	$	$	$
Current service cost, net of employee contributions	0.5	-	0.5
Interest cost	1.5	-	1.5
Actual return on plan assets	(1.0)	(0.4)	(1.4)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial losses	3.3	(2.8)	0.5
Amortization of past service cost	-	0.2	0.2
Pension expense for the year	4.3	(3.5)	0.8

			2004
	Incurred during	Adjustments	Recognized during the
	the year	(a)	year
	$	$	$
Current service cost, net of employee contributions	0.4	-	0.4
Interest cost	1.4	-	1.4
Actual return on plan assets	(2.5)	1.2	(1.3)
Amortization of the net transitional asset	-	(0.4)	(0.4)
Net actuarial losses	1.3	(0.7)	0.6
Amortization of past service cost	-	0.2	0.2
Pension expense for the year	0.6	0.3	0.9

(a) Adjustments to recognize the long-term nature of employee future benefit costs.

The significant actuarial assumptions which management considers the most likely to be used to determine the accrued benefit obligations and the pension expense are the following:

Accrued benefit obligation:
	2006	2005
	%	%
Discount rate	5.75	5.75
Rate of compensation increase	4.00	4.00

Pension expense:
	2006	2005	2004
	%	%	%
Discount rate	5.75	6.25	6.50
Expected rate of return on plans assets	7.00	7.00	7.00
Rate of compensation increase	4.00	4.00	4.00

Defined contribution plans

The Company's total pension expense under its defined contribution plans for the year 2006 is $2.8 ($3.1 in 2005 and $0.7 in 2004).

Deferred compensation plan – United States operations

The Company sponsors a deferred compensation plan that allows certain employees in its U.S. operations to defer up to 25% of their base salary and 100% of their cash bonuses for any given year. Interest accrues on the deferral and amounts due to the participants are generally payable on retirement, except in certain limited circumstances. Obligations under this plan amount to $4.0 as at April 30, 2006 ($1.9 as at April 24, 2005) and are included in Deferred credits and other liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

21. Environment

The Company is subject to Canadian and American legislations governing the storage, handling and sale of motor fuel and related products. The Company considers that it is generally in compliance with current environmental legislations.

The Company has an on-going training program for its employees on environmental issues which includes preventive site testing and site restoration in cooperation with regulatory authorities. The Company also examines its motor fuel equipment annually to make the necessary investments.

In all U.S. states in which the Company operates, except Michigan, Iowa, Florida, Texas and Washington State, there is a trust fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up damages to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. The Company pays the registration fees and remits the sales taxes to the states where it is a member of the trust fund. Insurance coverage is different in the various states.

In order to provide for the above-mentioned restoration costs, the Company has recorded a $28.0 provision for environmental costs as at April 30, 2006 ($28.4 as at April 24, 2005). Of this amount, $9.9 ($7.5 as at April 24, 2005) is included in Accounts payable and accrued liabilities and the remainder is included in Deferred credits and other liabilities. Furthermore, the Company has recorded an amount of $21.8 for environmental costs receivable as at April 30, 2006 ($22.5 as at April 24, 2005), of which $2.0 ($0.9 as at April 24, 2005) is included in Accounts receivable, the remainder being included in Other assets.

22. Financial instruments

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

The amounts outstanding at year end are as follows:

Maturity (a)	Reference	Pays/receives	Fixed rate	Variable rate
	$		%
December 2013	100.0	pays variable	7.5	LIBOR 6 month
		receives fixed		plus 3.03%
December 2013	100.0	pays variable	7.5	LIBOR 6 month
		receives fixed		plus 2.98%
December 2013	150.0	pays variable	7.5	LIBOR 6 month
		receives fixed		plus 2.89%

(a) Under certain conditions, the maturity date of the swaps can be altered to correspond with the repurchase conditions of the corresponding subordinated debt.

Fair value of financial instruments

The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities is comparable to their carrying amount given that they will mature in less than one year.

The fair value of the temporary investments, which bear interest at rates varying from 3.90% to 4.22%, is $21.4 as per the mark to market as at April 30, 2006.

With the exception of the subordinated unsecured debt, there is no material difference between the fair value and the carrying amount of the Company's long-term debt as at April 30, 2006 and April 24, 2005, given that the largest loans bear interest at a floating rate.

The fair value of the subordinated unsecured debt is $357.9 as at April 30, 2006 ($359.2 as at April 24, 2005) and is estimated based on the discounted cash flows of the debt at the Company’s estimated incremental borrowing rates for debt of the same remaining maturities.

The fair value of the interest rate swaps, as determined by the Company's banks based on quoted market prices for similar instruments, is $27.0 payable by the Company ($10.9 payable by the Company as at April 24, 2005).

Credit risk

The Company’s exposure to concentrations of credit and non-collection risks is limited considering the nature of the Company’s activities and its counterparties.

23. Contractual obligations

Minimum lease payments

As at April 30, 2006, the Company has entered into lease agreements expiring on various dates until 2031 which call for aggregate minimum lease payments of $1,369.1 for the rental of commercial space, equipment and a warehouse. Several of these leases contain renewal options and certain sites are subleased to franchise-holders. The minimum lease payments for the next years are $159.6 in 2007, $142.3 in 2008, $119.4 in 2009, $106.0 in 2010, $93.1 in 2011 and a total of $748.7 for 2012 and the subsequent years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

23. Contractual obligations (continued)

Purchase commitments

The Company has concluded agreements to acquire, during the next years, franchise rights and equipment which call for aggregate payments of $7.8. The minimum payments for the next years are $3.5 in 2007, $0.5 in 2008, $1.3 in 2009, $0.6 in 2010 and 2011 and a total of $1.3 for 2012 and the subsequent years.

Moreover, the Company has entered into various products purchase agreements that require it to purchase minimum amounts or quantities of merchandise and motor fuel annually. The Company has generally exceeded such minimum requirements in the past and expects to continue doing so for the foreseeable future. Failure to satisfy the minimum purchase requirements could result in termination of the contracts, change in pricing of the products, payments to the applicable providers of a predetermined percentage of the commitments and repayments of a portion of rebates received.

24. Contingencies and guarantees

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

Guarantees

Sub-lease agreements

The Company entered into a number of agreements to sub-lease premises to third parties. Under some of these agreements, the Company retains ultimate responsibility to the landlord for payment of amounts under the lease agreements should the sub-lessees fail to pay. The total future lease payments under such agreements are approximately $1.9. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

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

25. Segmented information

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

Information on the principal revenue classes as well as geographic information is as follows:

			2006			2005
	Canada	U.S.	Total	Canada	U.S.	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	1,426.7	2,812.0	4,238.7	1,239.5	2,564.7	3,804.2
Motor fuel	873.7	5,044.9	5,918.6	664.8	3,567.8	4,232.6
	2,300.4	7,856.9	10,157.3	1,904.3	6,132.5	8,036.8

Gross profit
Merchandise and services	483.1	932.3	1,415.4	415.7	834.9	1,250.6
Motor fuel	63.6	312.5	376.1	51.3	255.9	307.2
	546.7	1,244.8	1,791.5	467.0	1,090.8	1,557.8

Property and equipment and goodwill (a)	464.2	795.7	1,259.9	407.2	629.7	1,036.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

25. Segmented information (continued)

			2004
			restated (Note 3)
	Canada	U.S.	Total
	$	$	$
External customer revenues (a)
Merchandise and services	1,130.6	1,195.3	2,325.9
Motor fuel	507.1	1,562.3	2,069.4
	1,637.7	2,757.6	4,395.3

Gross profit
Merchandise and services	367.4	389.7	757.1
Motor fuel	47.3	110.1	157.4
	414.7	499.8	914.5

Property and equipment and goodwill (a)	344.1	524.2	868.3

(a) Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

26. Hurricanes - Florida

During 2006, Florida and the Gulf of Mexico region was affected by three hurricanes, which resulted in some damages to certain of the Company’s sites. The Company estimates that assets and leased properties that were damaged have a total replacement value of approximately $16.7, which will result in a net claim of about $13.0. The net book value of the damaged assets is lower than the net claim. As at April 30, 2006, the Company has received $2.0 in insurance proceeds. The Company does not expect these hurricanes to have a significant effect on its financial position and operating results.

During 2005, certain areas of the Company’s business in Florida experienced damages resulting from four hurricanes. Assets and leased properties that were damaged have a total replacement value of $23.5, which resulted in a net claim of about $16.6. The net book value of the damaged assets is lower than the net claim. As at April 30, 2006, the Company has received $15.9 in insurance proceeds. The Company considers that these hurricanes had no significant effect on the its financial position and operating results.

27. Subsequent events

Business acquisitions

On June 12, 2006, the Company finalized, with Spectrum Holding, Inc., the acquisition of 90 sites operating under the Spectrum banner in the states of Alabama and Georgia, United States. This acquisition was settled for a total cash consideration of $130.0 financed from the Company’s available cash.

On June 12, 2006, the Company signed an agreement with Moore Oil Company, LLC to acquire a network of 24 sites operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States. Of these 24 stores, six are operated by the company, 17 are operated by independent store operators and one is currently under construction. The transaction amount will be determined on closing.

Income taxes

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, an unusual retroactive income tax expense of approximately $9.8, excluding other associated expenses, will be recognized in first quarter of fiscal 2007. This modification will not have a significant impact on the effective income tax rate of the Company in the future.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

29. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

The material differences between Canadian and U.S. GAAP affecting the Company’s consolidated financial statements are detailed as follow:

A. Consolidated financial statements

Consolidated Statement of Earnings

	2006	2005	2004
			restated
			(Note 3)
	$	$	$
Net earnings in accordance with Canadian GAAP	196.2	155.2	56.1

Adjustments with respect to
Derivative financial instruments (a)	-	-	0.5
Pension expense (b)	-	(0.1)	0.1
Sale and leaseback transactions (c)	(5.7)	(5.8)	(5.6)
Stock-based compensation (d)	3.8	2.5	-
Deferred charges and other assets (e)	0.3	0.3	0.3
Supplier rebates and other supplier payments (g)	-	(0.6)	(4.9)
Depreciation and amortization of fixed assets (k)	-	-	(1.5)
Tax effect of the above adjustments	2.3	3.2	4.4
Cumulative effect of accounting changes
Depreciation and amortization of fixed assets (net of taxes of $0.2) (k)	-	0.4	-
Asset retirement obligations (net of taxes of $0.8) (f)	-	-	(1.5)
	0.7	(0.1)	(8.2)
Net earnings in accordance with U.S. GAAP	196.9	155.1	47.9

Net earnings per share in accordance with U.S. GAAP (i)
Basic	0.97	0.77	0.27
Diluted	0.95	0.75	0.26

Consolidated Balance Sheets

		2006		2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
ASSETS
Fixed assets (c) (e)	1,014.1	1,114.0	812.0	916.2
Goodwill (g)	245.8	245.2	224.9	224.3
Other assets (b) (e)	70.3	70.0	68.1	68.2
Long-term future income taxes (c)	0.6	12.5	1.6	11.1

LIABILITIES
Accounts payable and accrued liabilities (d)	681.8	692.2	609.6	619.2
Long-term debt (a) (c)	516.1	621.2	523.9	643.7
Deferred credits and other liabilities (a) (b) (c)	127.2	156.9	89.6	103.7
Long-term future income taxes (b) (e)	70.0	67.4	32.3	30.0

SHAREHOLDERS' EQUITY
Capital stock (d) (h)	351.0	348.6	350.8	348.2
Contributed surplus (d)	9.4	0.6	5.6	0.6
Retained earnings (b) (c) (d) (e) (g) (h)	505.0	488.9	317.5	300.7
Cumulative translation adjustments (b) (d) (e) (g) (h)	100.6	-	59.3	-
Accumulated other comprehensive loss (j)	-	96.2	-	55.7

a) Derivative financial instruments

On April 30, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". These standards require all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in a derivative's fair value are recognized in the current period’s earnings unless certain hedge accounting criteria are satisfied.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

29. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

In 2004, the Company entered into new interest rate swaps and designated those derivatives as fair value hedges of its subordinated unsecured debt (the hedged item). Since the hedge accounting criteria are satisfied, the change in the fair value of the interest rate swaps is offset in U.S. GAAP consolidated earnings against the change in the fair value of the hedged item. In the U.S. GAAP consolidated balance sheet, the interest rate swaps are recorded at fair value and a corresponding adjustment is made to the hedged item.

In its primary Canadian GAAP consolidated financial statements, the Company does not recognize any gains or losses relating to the interest rate swaps but accounts for cash flows relating to such as an adjustment of accrued interest expense on the underlying debt instruments.

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

c) Sale and leaseback transactions

Under Canadian GAAP, certain leases concluded in conjunction with sale and leaseback transactions have been afforded operating lease treatment. Under U.S. GAAP, these transactions in which the Company has a continuing involvement in the underlying assets have been accounted for under the financing method. Under this method, the Company records the sale proceeds as a liability, recognizes interest expense, and continues to record and amortize the related assets. The accounting for the sale and leaseback transactions under the financing method will continue until the Company’s continuing involvement in the related assets ceases.

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

f) Asset retirement obligations

As described in Note 3, during 2005, for Canadian GAAP purposes, the Company adopted the recommendations of CICA Handbook Section 3110. This change in accounting policy was applied retroactively with restatement of the prior years consolidated financial statements.

For U.S. GAAP purposes, during 2004, the Company adopted the provisions of SFAS 143 "Accounting for Asset Retirement Obligations". Under such provisions, the cumulative effect of the change in accounting policy has been included in the consolidated statements of earnings during the year of adoption of the accounting policy.

g) Supplier rebates and other supplier payments

As mentioned in Note 3, on January 30, 2004, the Company applied EIC-144 both early and retroactively and prior years financial statements and purchase price allocation have been restated. This new standard was applicable for all arrangements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

29. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

h) Share issue expenses

Under Canadian GAAP, share issue expenses net of future income taxes are presented as a reduction of consolidated retained earnings. Under U.S. GAAP, these expenses are presented as a reduction of capital stock.

i) Net earnings per share

Under Canadian GAAP and U.S. GAAP, the method used to determine the dilutive effect of stock options was the same for year 2004. However, for 2005 and 2006, a difference results from the recording of stock-based compensation costs under Canadian GAAP.

	2006	2005	2004

Weighted average number of shares (in thousands)	202,030	201,342	179,317
Dilutive effect of stock options under U.S. GAAP (in thousands)	5,967	5,348	8,060
Weighted average number of diluted shares under U.S. GAAP (in thousands)	207,997	206,690	187,377

j) Cumulative translation adjustments

Under Canadian GAAP, the Company’s gains and losses arising from the translation of the Canadian and corporate operations are in cumulative translation adjustments account in shareholders’ equity. Under U.S. GAAP, such adjustments are presented as a component of consolidated other comprehensive income under shareholders’ equity.

k) Accounting for fixed assets and leasehold improvements

Under Canadian GAAP, prior years’ consolidated financial statements have been restated to reflect the effect of accounting changes for fixed assets and lease accounting as described in Note 3. Under U.S. GAAP, the cumulative effect of the change in accounting policy for depreciation and amortization of fixed assets to the straight-line method in 2005 is included in the consolidated earnings for the year. For 2005, the impact of this difference is an increase in the US GAAP earnings before income taxes of $0.6 and an increase in depreciation expense of $1.5 in 2004 and an increase in net earnings of $0.4 in 2005 (decrease of $1.0 in 2004). For both Canadian and US GAAP, the negative impact on net earnings and diluted earnings per share of the restatement for accounting for leasehold improvements amounted to $2.4 and $0.01 respectively for 2004.

B. Consolidated Comprehensive Income

U.S. GAAP require the presentation of the following statements of consolidated comprehensive income and accumulated other comprehensive income:

	2006	2005	2004
			restated
			(Note 3)
	$	$	$
Net earnings in accordance with U.S. GAAP	196.9	155.1	47.9
Other comprehensive income
Cumulative translation adjustments (j)	40.2	30.0	14.7

Net change in minimum pension liability (net of taxes of $0.1 in 2006 and $0.3 in 2005) (b)	0.3	(0.9)	-
	40.5	29.1	14.7
Consolidated comprehensive income	237.4	184.2	62.6

Changes in items of the accumulated other comprehensive income are as follows:

	2006	2005	2004
			restated
			(Note 3)
	$	$	$
Accumulated other comprehensive income
Balance, beginning of year	55.7	26.6	11.9
Changes during the year
Cumulative translation adjustments	40.2	30.0	14.7
Minimum pension liability	0.3	(0.9)	-
Balance, end of year	96.2	55.7	26.6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2006, April 24, 2005 and April 25, 2004
(in millions of US dollars, except share and stock option data)

29. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

C. Accounting for stock-based compensation

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

	2006	2005	2004
			restated
			(Note 3)
	$	$	$
Net earnings, in accordance with U.S. GAAP, as reported	196.9	155.1	47.9
Compensation costs under the fair value method	5.8	4.6	4.0
Pro forma net earnings	191.1	150.5	43.9

Basic net earnings per share as reported	0.97	0.77	0.27

Pro forma basic net earnings per share	0.95	0.75	0.24

Diluted net earnings per share as reported	0.95	0.75	0.26

Pro forma diluted net earnings per share	0.92	0.73	0.23

Under the provisions of SFAS No. 123, the pro forma disclosures above include the effects of stock options granted by the Company subsequent to the 1995 year end. Under Canadian GAAP, pro forma disclosures similar to those above were provided for year 2004 and only include the effects of stock options granted by the Company subsequent to April 29, 2002.

D. Accounting pronouncements not yet implemented

Canadian GAAP

In January 2005, the CICA Accounting Standards Board (AcSB) issued Section 1530, "Comprehensive Income", Section 3855, "Financial Instruments – Recognition and Measurement" and Section 3685, "Hedges". These new sections are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Additionally, these sections introduce a new component of equity referred to as other comprehensive income.

Section 1530 requires companies to disclose comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses that will be recorded in earnings when the related assets and liabilities are derecognised. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activities, and unrealized gains and losses on certain investment securities.

For the most part, these new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board (FASB). The Company expects that the impact of these new sections will be comparable to the adjustments indicated in subsections a) Derivative financial instruments and j) Cumulative translation adjustment presented in section A of the present note.

U.S. GAAP

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25. The principal amendments relate to the requirement to use a fair value based method to record stock-based compensation at fair value. The Company must apply this standard at the latest for fiscal year 2007. The Company do expect that these recommendations will have an impact on its consolidated results of operations and financial condition similar to what is presented in the other comprehensive income.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4". SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges The provisions of SFAS No. 151 will be effective for fiscal year 2007 and the Company does not expect that these recommendations will have a material impact on its consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS No 154, "Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3". SFAS No. 154 establishes retrospective application to prior periods’ financial statements as the required method for reporting a change in accounting principles, unless impracticable. This standard is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. This new standard harmonize US GAAP with Canadian GAAP. The Company does not expect that these recommendations will have a material impact on its consolidated results of operations and financial condition.

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

ALIMENTATION COUCHE-TARD INC.

July 14, 2006	By: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

EXHIBIT INDEX
Number	Document

99.1	Consent of Raymond Chabot Grant Thornton, LLP.

99.2	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Alain Bouchard)

99.3	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Richard Fortin)

99.4	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Alain Bouchard)

99.5	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Richard Fortin)

Raymond Chabot Grant Thornton LLP
Chartered Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated June 14, 2006 on management’s assessment of internal control over financial reporting and the effectiveness of internal control over financial reporting of Alimentation Couche-Tard Inc. (the "Corporation") as of April 30, 2006 and on the consolidated balance sheets of the Corporation as at April 30, 2006 and April 24, 2005 and the consolidated statements of earnings, contributed surplus, retained earnings and cash flows for each of the years in the three-year period ended April 30, 2006, which reports appear in this Annual Report on Form 40-F.

/S/ Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montreal. Canada
July 14, 2006

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127 www.rcgt.com

Member of Grant Thornton International

Certification of the Chairman of the Board, President and Chief Executive Officer
 Pursuant to Rule 13a-14 Or 15d-14 of The Exchange Act,
As Adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002

I, Alain Bouchard, Chairman of the Board, President and Chief Executive Officer of ALIMENTATION COUCHE-TARD INC., certify that:

1.             I have reviewed this Annual Report on Form 40-F of Alimentation Couche-Tard Inc.;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)    Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.             The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

DATED the 14th day of July, 2006.	(s) Alain Bouchard
Name: Alain Bouchard
Title: Chairman of the Board,
President and Chief Executive Officer

Certification of the Executive Vise-President and Chief Financial Officer
 Pursuant to Rule 13a-14 Or 15d-14 of The Exchange Act,
As Adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002

I, Richard Fortin, Executive Vice-President and Chief Financial Officer of ALIMENTATION COUCHE-TARD INC., certify that:

1.             I have reviewed this Annual Report on Form 40-F of Alimentation Couche-Tard Inc.;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

4.             The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a)    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)    Evaluated the effectiveness of the issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting; and

5.             The issuer’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial information; and

(b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s internal control over financial reporting.

DATED the 14th day of July, 2006.	(s) Richard Fortin
Name: Richard Fortin
Title: Executive Vice-President,
and Chief Financial Officer

SOA Section 906 Certification

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Alimentation Couche-Tard Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 40-F for the year ended April 30, 2006 (the "Report") fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED the 14th day of July, 2006.

(s) Alain Bouchard
Name: Alain Bouchard
Title: Chairman of the Board,
President and Chief Executive Officer

SOA Section 906 Certification

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Alimentation Couche-Tard Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 40-F for the year ended April 30, 2006 (the "Report") fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED the 14th day of July, 2006.

(s) Richard Fortin
Name: Richard Fortin
Title: Executive Vice-President,
and Chief Financial Officer