Form 40-F
period 2007-04-29
ALIMENTATION COUCHE TARD INC
filed 2007-07-20
CIK 1081825

US SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

|X| ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 29, 2007	Commission File Number 333-10100

ALIMENTATION COUCHE-TARD INC.
(Exact name of Registrant as specified in its charter)

Quebec	5411	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

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

The Registrant had 56,175,312 Multiple Voting Shares and 146,159,574 Subordinate Voting Shares outstanding as at April 29, 2007. The Registrant's shares are traded on the Toronto Stock Exchange.

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

Yes |_|.	No |X|.

[Note: As a voluntary filer, not subject to the filing requirements, the Registrant filed all reports under Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months.

DOCUMENTS FILED WITH THIS FORM 40-F

1.     Annual Information Form of the Registrant for the fiscal year ended April 29, 2007.

2.     Management's Discussion and Analysis of Results and Financial Position of the Registrant for the year ended April 29, 2007.

3.     Consolidated balance sheets of the Registrant as at April 29, 2007 and April 30, 2006 and the consolidated statements of earnings, contributed surplus, retained earnings and cash flows for each of the years in the three-year period ended April 29, 2007, including a reconciliation to United States generally accepted accounting principles.

CONTROLS AND PROCEDURES

The Registrant carried out an evaluation pursuant to Exchange Act Rule 13a-15(b), under the supervision and with the participation of the Registrant's management, including the Registrant's Chairman of the Board, President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chairman of the Board, President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer concluded that the Registrant's disclosure controls and procedures are effective in ensuring that the information required to be disclosed by the Registrant (including its consolidated subsidiaries) in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to management, including the Registrant's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, for ALIMENTATION COUCHE-TARD INC. We have carried out an evaluation of the effectiveness of our internal control over financial reporting, with the participation of our chief executive officer and chief financial officer, as of the end of our fiscal year ended April 29, 2007. The framework on which such evaluation was based is contained in the report entitled "Internal Control Integrated - Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded that our internal control over financial reporting was effective as of April 29, 2007.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting for ALIMENTATION COUCHE-TARD INC. as of April 29, 2007, which is included herein.

(s) Alain Bouchard	(s) Richard Fortin
Alain Bouchard	Richard Fortin
Chairman, President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of
Alimentation Couche-Tard Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Alimentation Couche-Tard Inc. maintained effective internal control over financial reporting as of April 29, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alimentation Couche-Tard Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that Alimentation Couche-Tard Inc. maintained effective internal control over financial reporting as of April 29, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Alimentation Couche-Tard Inc. maintained, in all material respects, effective internal control over financial reporting as of April 29, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alimentation Couche-Tard Inc. as of April 29, 2007 and April 30, 2006 and the consolidated statements of earnings, contributed surplus, retained earnings and cash flows for each of the years in the three-year period ended April 29, 2007 and our report dated June 13, 2007 expressed an unqualified opinion on those consolidated financial statements.

(s) Raymond Chabot Grant Thornton LLP
RAYMOND CHABOT GRANT THORNTON LLP

Chartered Accountants
Montreal, Canada
June 13, 2007

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

Audit Fees, Audit Related Fees, Tax Fees and All Other Fees

See the disclosure under "Audit Committee Disclosure – Auditors Fees" in the Annual Information Form filed herewith.

Pre-Approval Policies and Procedures

The Registrant's audit committee approves in advance the engagement of the Registrant's independent registered public accounting firm and has established a policy and procedures on the approval of the non-audit related services.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics for its Chief Executive Officer, Chief Financial Officer and directors and officers. See the disclosure under "Audit Committee Disclosure – Code of Ethics for CEO, CFO and Senior Financial Officers" in the Annual Information Form filed herewith. A copy of the Code of Ethics will be provided in print free of charge to any shareholder who requests it by contacting the Registrant by telephone at (450) 662-6632 or mail at the attention of the Corporate Secretary, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec, H7G 4S7. There were no amendments or waivers to the Code of Ethics in fiscal 2007.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements as defined by General Instrument B(11) of Form 40F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See the disclosure under "Contractual Obligations and Commercial Commitments " in the Management's Discussion and Analysis of Results and Financial Position filed herewith.

ALIMENTATION COUCHE-TARD INC.

ANNUAL INFORMATION FORM

Fiscal year ended April 29, 2007

July 17, 2007

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

THE COMPANY

Name and Incorporation

The Company was incorporated under Part IA of the Companies Act (Québec) by certificate of amalgamation dated May 1, 1988. On December 15, 1994, the Company changed its corporate name from "Actidev Inc." to "Alimentation Couche-Tard Inc." the Company's share capital was also changed at that time so that it consists of an unlimited number of first preferred shares, an unlimited number of second preferred shares, an unlimited number of multiple voting shares and an unlimited number of subordinate voting shares. By certificate of amendment dated September 8, 1995, the Company re-designated the multiple voting shares as Class A multiple voting shares (the "Multiple Voting Shares") and the subordinate voting shares as Class B subordinate voting shares (the "Subordinate Voting Shares"). The Company's shares trade on the Toronto Stock Exchange and, as of April 29, 2007, the Company had a total market capitalization of approximately Cdn$ 5 billion.

The head office of the Company is located at 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

Intercorporate Relationships

The following chart illustrates the corporate organization of the Company and its principal subsidiaries, all of which are 100% owned.

Alimentation Couche-Tard Inc.
(Québec)
Dépan-Escompte Couche-Tard Inc.
(Québec)
Dunkin Donuts Maître
Franchisé Québec Inc.
(Québec)
Couche-Tard Inc.
(Canada)
Distribution Couche-Tard Inc.
(Québec)
Mac's Convenience Stores inc.
(Ontario)
Couche-Tard U.S. L.P.
(Delaware)
Couche-Tard
Financing Corp.
(Delaware)
The Circle K
Corporation
(Texas)
Other U.S.
Subsidiaries
Mac's Convenience Stores LLC
(Delaware)

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are the leader in the Canadian convenience store industry. We are the second largest convenience store operator in North America (whether integrated or not with a petroleum company) in terms of number of stores. As at April 29, 2007, our network consisted of 5,513 convenience stores, 3,413 of which include motor fuel dispensing, located in nine large geographic markets, including three in Canada and six in the United States, which cover 29 American states.

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

The convenience store industry is fragmented. Industry consolidation by highly leveraged operators in the 1990's, combined with competition and fluctuations in motor fuel margins, has led to numerous corporate restructurings and rationalizations in recent years. As a result, we believe the opportunity exists for established participants with good financial position to grow through mergers and acquisitions.

History

Alain Bouchard, the Chairman, President and Chief Executive Officer of Alimentation Couche-Tard Inc., started the chain with just one store in 1980. In 1986, with a network of 34 stores, a predecessor of Couche-Tard completed an initial public offering and listed its shares on the Montréal Exchange. In 1994, the predecessor company was privatized by its majority shareholder, Actidev Inc., a publicly held company. Later that year, Actidev Inc. changed its corporate name to "Alimentation Couche-Tard Inc."

After establishing a leading position in Québec, Couche-Tard expanded through internal growth and acquisitions in Ontario and Western Canada in 1997. In May 1997, Couche-Tard acquired 245 Provi-Soir stores in Québec and 50 Wink's stores in Ontario and Western Canada from Provigo Inc. In April 1999, Couche-Tard acquired 980 stores in Ontario and Western Canada operating under the Mac's, Mike's Mart and Becker's banners through the acquisition of Silcorp Limited, a publicly-held company. Beginning in 2001, Couche-Tard began making acquisitions in the United States namely in June 2001, whereby it acquired 172 stores under the Bigfoot banner located in Indiana, Illinois and Kentuky. In August 2002, Couche-Tard acquired 287 stores under the Dairy Mart banner located in these states and other located in Pennsylvania and Michigan. In December 2003, Couche-Tard acquired from Circle K 1,663 stores located in 16 states in addition to the 627 franchised stores and under licence. During the last fiscal years, the Company closed numerous acquisitions allowing it to reinforce its presence in current markets and entering new ones.

Highlights of Last Three Fiscal Years

Fiscal 2007

In April 2007, the Company acquired from Star Fuel Marts, LLC, 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. Forty-two of the 53 stores are operated under operating leases.

In February 2007, the Company acquired from Richcor, Inc., 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States.

In December 2006, the Company purchased a network of 236 stores from Shell Oil Products US and its affiliate, Motiva Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement.

In October 2006, the Company purchased, from Sparky's Oil Company, 24 company-operated stores operating under the Sparky's banner in the West Central Florida, United States.

Also in October 2006, the Company acquired from Holland Oil Company 56 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States.

In August 2006, the Company purchased of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators.

In June 2006, the Company acquired from Spectrum Stores, Inc. and Spectrum Holding, Inc., 90 company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States.

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

In December 2005, the Company signed an agreement with ConocoPhillips Company which resulted in the conversion of an additional 75 convenience stores of ConocoPhillips' network, located in the Western half of the U.S., to the Circle K banner.

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

In March 2006, the Company acquired from Shell Oil Products US 40 stores with motor fuel facilities and assumed an additional 13 fuel supply contracts in Indianapolis, Indiana, U.S. Pursuant to this agreement, the Company bought the land and buildings for 29 convenience stores, bought the land and leases the premises for one and leases the other ten.

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

Fiscal 2005

During the second quarter of the fiscal year, the Company entered into an agreement with Allied Domecq Quick Services Restaurants for the development of 65 Dunkin' Donuts sites in Ohio within the next six years.

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

BUSINESS

Business Strengths

Leading Market Position. We have a network of 5,513 convenience stores which makes us the second largest convenience store operator in North America (whether integrated or not with a petroleum company) in terms of number of stores. We believe our well-recognized banners, including Couche-Tard, Mac's and Circle K have an established reputation for convenience and excellence in product selection and value that helps to differentiate our stores from those of our competitors. We believe that the geographic diversity of our network throughout the United States and Canada reduces our exposure to adverse local and/or regional market conditions, including fluctuations in motor fuel prices. With more than $12 billion in revenues in fiscal 2007 and more than 25 years of convenience store operations, we believe our size and experience have enabled us to develop operating efficiencies that provide us with a competitive advantage, particularly with respect to merchandising and purchasing.

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

We have made substantial investments in our Couche-Tard stores through our IMPACT program (i.e. Innovation-Marketing-People-Alimentation-Couche-Tard). Couche-Tard has implemented the IMPACT program in over 2,100 of its company-operated stores, which represent approximately 52% of such stores. Currently, almost all of Couche-Tard's company-operated stores use scanning technology.

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

Focus on In-store Merchandise. We have been able to focus on growing and developing our in-store merchandise sales, which generate higher margins than motor fuel sales because, unlike many of our competitors, we are not owned by a major oil company. In particular, Couche-Tard has focused on growing its higher margin foodservice business to further improve profit margins and differentiate its stores from those of its competitors.

Experienced and Incentivized Management Team with a Proven Track Record. Our senior executive management team has worked together for more than 20 years and has developed extensive expertise in operating convenience stores. As of April 29, 2007, our senior executive management team collectively owned approximately 20% of Alimentation Couche-Tard Inc.'s stock and controlled approximately 54% of the voting rights of all outstanding shares. Furthermore, our nine operational vice-presidents have an average of approximately 18 years of industry experience. Many of our management personnel at all levels have progressed into management positions after working with us for many years at different levels of the organization, while others have joined us in connection with acquisitions and have brought us additional expertise. Since 1997, Couche-Tard has completed many acquisitions, and management's ability to integrate stores into our existing network has been an important factor in our success. In addition, our management has transitioned Couche-Tard from a local Québec company to a leading convenience store operator in Canada and the United States.

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

In-Store Branding. We use in-store branding strategies, including proprietary and national brands, to differentiate our fresh food offerings from other convenience stores, build customer loyalty and promote return shopping. At the core of this offering is a quality assortment of freshly brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items that are marketed under our proprietary brands. Our La Maisonnée and TakeAway Café branded fresh sandwiches and breakfast selections, and Sunshine Joe Coffee Co., Sloche, Froster, Thirst Buster and The Frozen Zone brands of beverages are examples of successful proprietary branded items that we have added to our growing selection of fresh products. In addition, we continue to build on existing partnerships with recognized coffee franchises and national brand names such as Van Houtte, Millstone and Seattle's Best.

IMPACT Program. We plan to continue to use Couche-Tard's successful IMPACT program to grow same-store sales and drive purchases of higher margin products and services. We believe that the implementation of our IMPACT program has favourably impacted the revenues and profit margins of reconfigured stores.

Quick Service Restaurants ("QSR"). Since 1998, Couche-Tard has implemented QSRs as an important element of its IMPACT program. These QSRs, which may be known brands or Couche-Tard's proprietary brands, are designed to increase customer traffic and profit margins by offering customers fresh products and encouraging them to spend more time in the store. Couche-Tard operates these QSRs within the Couche-Tard, Mac's and Circle K stores as a franchisee and is responsible for the daily operations when operating third party franchises. We intend to continue to implement this strategy in our Couche-Tard and Mac's stores and selectively continue to introduce it to our Circle K stores.

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

Leverage Supplier Relationships. We seek to develop and maintain strong relationships with our merchandise and motor fuel suppliers. As the largest convenience store operator in Canada and second largest overall convenience store operator in North America, we represent an attractive distribution channel to suppliers due to our scale, broad geographic presence and our proven ability to grow merchandise and motor fuel sales. We use the inventory information from our POS systems to work with our suppliers to provide mutually agreeable merchandising and exclusivity arrangements, which we believe allows us to secure more favourable purchasing terms. Moreover, we believe the strength of Couche-Tard, Mac's and Circle K's network will lead to additional volume purchasing benefits.

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

Store Network

Couche-Tard is the largest Canadian convenience store operator with a network of 2,241 convenience stores in Canada and has a significant presence in the United States with an additional 3,272 stores. Of the 5,513 Couche-Tard stores, 4,072 are company-operated and 1,441 are operated under our affiliate program. Motor fuel is sold at 68% of Couche-Tard's company-operated stores. Couche-Tard's Canadian stores are located in Québec, Ontario, Alberta, British Columbia, Manitoba, Saskatchewan and the Northwest Territories, and its U.S. stores are located in 29 U.S. states, including namely Ohio, Indiana, Kentucky, Illinois, Michigan, Pennsylvania, Iowa, Arizona, Florida, California, Louisiana and Texas. The Couche-Tard stores are primarily operated under the Couche-Tard and Mac's banners in Canada and the Circle K banner in the United States.

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

The following table sets out the number of Couche-Tard's stores in operation by geographic location and type of store as of April 29, 2007.

			Total
		Total	Company-		Percentage
		Number of	Operated	Total	of Total
Region	Provinces/States	Stores	Stores	Affiliates	Stores

Eastern Canada	Québec	962	570	392	17.45%
Central Canada	Ontario	808	603	205	14.66%
Western Canada	British Columbia, Alberta, Saskatchewan, Manitoba	471	290	181	8.54%
U.S. Midwest	Ohio, Indiana, Kentucky, Illinois, Michigan, Pennsylvania, Iowa	768	614	154	13.93%
U.S. West Coast	New Mexico, Western Texas, Washington, Oregon, California, Hawaii, Arizona, Kansas, Missouri	640	283	357	11.61%
U.S. Arizona Region	Nevada, Arizona, Colorado, Oklahoma, Utah	758	675	83	13.75%
U.S. Southeast	Tennessee, Northern Mississippi, Georgia, North Carolina, South Carolina, Alabama	380	372	8	6.89%
U.S. Florida and Gulf Coast	Florida, Alabama, Arkansas, Louisiana, Southern Mississippi, Eastern Texas	726	665	61	13.17%

Total		5,513	4,072	1,441	100%

Couche-Tard conducts its convenience store business through two main types of arrangements, as set out below.

Company-Operated Stores. Couche-Tard has 4,072 company-operated stores in its network, 3,455 of which are employee-operated and 617 of which are dealer-operated. All of the stores in Québec and the United States are employee-operated. For employee-operated stores, Couche-Tard is responsible for store operations, owns the equipment, systems and inventory and employs salaried and part-time staff. For dealer-operated stores, Couche-Tard owns the equipment, inventory and systems and the independent store operator employs the staff, agrees to operate according to Couche-Tard's standards and is paid a commission based primarily on store revenues to manage the store. The dealer-operator is also fully responsible for losses related to any inventory shrinkage.

Affiliated Store Program. Couche-Tard's affiliated store program includes franchise arrangements, license arrangements and arrangements under which the Company sells motor fuel to certain independent store operators (motor fuel dealers).

a)     Franchised Stores. Couche-Tard has 560 franchised stores in Canada and the United States. Franchised stores are operated by independent store operators who have entered into a franchise agreement, which typically provides for an upfront franchise fee and/or royalties based primarily on sales to be paid to Couche-Tard. These stores operate under Couche-Tard's banners. The franchisee is responsible for managing the store, hiring and managing the staff and maintaining inventory through supply agreements with authorized suppliers. In most cases, Couche-Tard either leases or subleases the real estate to the franchisee and, in many locations, Couche-Tard owns the in-store equipment and motor fuel equipment.

b)     Licensed Stores. Couche-Tard has 716 stores operated under license agreements in Canada and the United States that are owned and operated by independent store operators. The licensee typically owns or leases the real property from third parties and owns all other assets related to the business. The licensee enters into a license agreement with Couche-Tard to use one of Couche-Tard's proprietary banners and agrees to buy merchandise from certain suppliers in order to benefit from certain vendor rebates based on Couche-Tard's purchasing volume. Couche-Tard's revenues from licensed stores includes license fees and a portion of the vendor rebates related to the licensee's purchases that are paid to Couche-Tard.

c)     Motor Fuel Dealers. Couche-Tard's Midwest, Southeast, Great Lakes, Arizona and Florida/Gulf Divisions have agreements to sell motor fuel directly to 165 independent operators at cost plus a mark-up.

Internationally, Couche-Tard through Circle K has license agreements for the operation and development of stores in Japan, Hong Kong, China, Indonesia, Guam, Macao and Mexico. The terms of these agreements vary, as do the royalty rates.

Merchandise Operations

Couche-Tard offers its customers more than 3,200 product stock keeping units ("SKUs") that include traditional convenience store items such as frozen beverages, candy and snacks, coffee, dairy items, beer/wine and tobacco products, as well as products not traditionally offered by convenience stores such as fresh food and foodservice items. In addition, services such as automatic teller machines and lottery ticket sales are featured in many stores. Couche-Tard is continually looking for new product ideas, such as cell phones and prepaid phone cards, to offer to its customers to meet their convenience needs. Couche-Tard evaluates store product assortment on an ongoing basis to ensure that low turnover products are replaced by top selling items in order to maximize selling space and ensure that high demand items are available to the consumer.

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

Based on merchandise purchase and sales information, Couche-Tard estimates category revenues as a percentage of total in-store merchandise sales for the last fiscal year as follows:
Percentage of
Category	Total

Tobacco Products	39.25
Beer/Wine/Liquor	15.58
Grocery	14.05
Beverages	13.41
Food Service	10.40
Candy/Snacks	7.31
Total In-Store Merchandise Sales	100%

In order to grow its merchandise sales and increase profits, Couche-Tard focuses primarily on developing its banners and house-brands, growing and refining its IMPACT program and expanding its QSRs business.

Branding. Couche-Tard operates its stores under mainly the banners Couche-Tard, Mac's, Circle K, 7-jours, Dairy Mart, Daisy Mart and Winks. Couche-Tard's brand strategy employs both proprietary and national brands for brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items. La Maisonnée and TakeAway Café branded fresh sandwiches and breakfast selections, as well as Sloche, Froster, Joker drinks and Sunshine Joe Coffee Co. and Ajava Coffee are examples of successful proprietary branded items that Couche-Tard has added to its growing selection of fresh products. Couche-Tard also continues to build on existing partnerships with recognized coffee franchises and brand names such as Van Houtte and Seattle's Best Coffee names.

IMPACT Program. In 1998, Couche-Tard launched its Store 2000 Concept, now identified as IMPACT. The program has been implemented in about 2,100, or approximately 52%, of its company-operated stores. Under the IMPACT program, the selection of products and services is designed to create an in-store perception of freshness to appeal to consumers and promote increased sales of higher-margin products. Each selected location is adapted to the needs of the socio-economic and cultural character of the community with the assistance of a multi-disciplinary team comprising marketing, merchandising, real estate service, interior design and operations specialists. A full-scale IMPACT program implementation typically includes an expanded foodservice operation, and may include a QSR. Couche-Tard uses a scaled-down version of the concept in markets that cannot support a full-scale conversion. The cost of a full-scale IMPACT program implementation is typically between Cdn$150,000 and Cdn$200,000, while a partial or scaled-down conversion may cost between Cdn$60,000 and Cdn$80,000. Management believes that there is an opportunity to increase gross margins through the expansion of this concept.

Quick Service Restaurants. In order to differentiate its company-operated stores and to increase customer traffic and profit margins, Couche-Tard is focusing on the expansion of its foodservice program and has entered into franchise agreements with quick service restaurants including Subway, Dunkin' Donuts, M&M Meat Shops, Noble Roman's, Quiznos, Blimpie and other local brands. These foodservice programs are a very important part of the IMPACT program. Couche-Tard runs the branded foodservice operation as a franchisee and pays royalties, rather than renting out space to foodservice operators for a fixed dollar fee. While this approach prevents Couche-Tard from partnering with certain companies, it allows Couche-Tard to benefit from increased popularity of these products and Couche-Tard believes that this approach enables it to generate higher margin and returns, as well as to ensure quality of service.

Fuel Operations

Prior to Couche-Tard's entry into the U.S. market, approximately 70% of total revenues were generated from merchandise and service revenues and 30% from motor fuel sales. The mix has been altered since the acquisition of namely Bigfoot, Dairy Mart and Circle K, as these companies had a greater reliance on motor fuel sales than Couche-Tard. In fiscal 2007, Couche-Tard's motor fuel sales in Canada represented about 39% of its Canadian revenues compared to approximately 68% of revenues for its U.S. stores.

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

Couche-Tard sells motor fuel either under its own brands, including Couche-Tard and Mac's in Canada and Circle K in the United States, or under the name of major oil companies such as Esso, Petro-Canada, Shell, Irving, Ultramar, BP, 76,Phillips 66, Marathon, Citgo, Husky and Sunoco.

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

In Eastern Canada, Couche-Tard operates its own distribution centre in Laval, Québec through which most deliveries to Couche-Tard's Québec stores are channelled, with the remainder of supplies being delivered directly to the stores by the manufacturers. The distribution centre was established to allow Couche-Tard to provide integrated, high-quality services to the 570 Couche-Tard stores dispersed throughout the province. The distribution centre has enabled Couche-Tard to increase the frequency of its delivery of dairy products and fresh and frozen foods from once to at least twice a week.

Circle K has a distribution centre in Arizona which is managed by Core-Mark International Inc. pursuant to a contract for a fee. The distribution centre serves 574 Circle K stores. The distribution centre allows Circle K to utilize its buying power for warehouse-delivered items plus certain dairy, bakery, sandwich, ice cream and snack items through vendor consolidation with the Arizona distribution centre.

Two types of suppliers provide merchandise to Circle K stores. Direct store delivery suppliers generally supply items such as beer, soft drinks, snack items, newspapers, milk and bread, while warehouse suppliers provide cigarettes, fountain cups, groceries, health and beauty aids, and candy to the Circle K stores in all areas outside of Arizona. Circle K also uses Core-Mark as a warehouse supplier to distribute merchandise to the majority of its stores west of the Mississippi and to provide management services to the Circle K distribution centre located in Arizona. Circle K uses McLane Company, Inc. to distribute merchandise to the majority of its stores east of the Mississippi.

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

In December 2003, Circle K entered into a supply agreement with ConocoPhillips pursuant to which ConocoPhillips will provide, for at least the next five years, subject to cancellation of Couche-Tard subject to certain conditions, a supply of gasoline and diesel for the stores covered by such supply agreement. In 2004, Circle K gave notice to terminate its supply arrangement with ConocoPhillips for California and Arizona.

Properties

Of the 4,072 company-operated stores, 2717 are leased and 1355 are owned by Couche-Tard, while the remaining 1,441 stores are either leased or owned by affiliates and franchisees. Most of the owned properties are located in Québec. Couche-Tard believes that none of the leases is individually material to it. Most of the leases are net leases requiring Couche-Tard to pay taxes, insurance and maintenance costs. Generally our real estate leases in Canada are for primary terms of five to ten years and in the United States, they are for 10 to 20 years, in both cases, with options to renew. Under certain of the store leases, we are subject to additional rentals based on store revenues as well as escalations in the minimum future lease amount.

Couche-Tard leases its corporate headquarters in Laval, Québec. Management believes that Couche-Tard's headquarters are adequate for its present and foreseeable needs. In addition, Couche-Tard has eight regional offices located in Toronto, Ontario, Calgary, Alberta, Columbus, Indiana, Charlotte, North Carolina, Tampa, Florida, Corona, California, Tempe, Arizona and Akron, Ohio, all of which are leased. The distribution centre in Laval, Québec is also leased.

Information Systems

Couche-Tard uses the information obtained from its point of sales ("POS") systems to manage its product mix at the store level. The periodic reports generated from the data collected using POS scanners allows the store operators to identify slow-moving inventory, track customer preferences, optimize product assortment and effectively adapt the store to the needs of community. Couche-Tard uses POS technology, including scanning, in all of its Company-operated stores. During fiscal 2007, Couche-Tard completed the implementation of new POS systems including the selective installation of touch screens in its Mac's stores and continues to implement pay-at-the-pump systems for motor fuel distribution at certain company-owned stores in all of its regions. This technology maximizes convenience for customers while allowing Couche-Tard to collect information on consumer habits to better implement its merchandising strategy. In fiscal 2003, Couche-Tard established a data warehouse for all of its Canadian divisions and is developing a wide area network, or WAN, which will allow it to implement a perpetual inventory and in-store assisted ordering system. The system, which is in use primarily in Québec, is designed to optimize the store supply process.

Employees and Training

As at April 29, 2007, Couche-Tard had more than 45,000 employees throughout its company-operated stores, administrative offices, distribution centre and affiliated stores.

Couche-Tard is organized in nine divisions based on geography: Eastern Canada (Québec), Central Canada (Ontario), Western Canada, the U.S. Midwest, the U.S. West Coast, Arizona, the U.S. Southeast, the Florida and Gulf Coast and the U.S. Great Lakes, each managed by a Vice-President of Operations. Each Vice-President is typically responsible for up to 600 stores. Each store is operated as a separate business unit and store managers are required to meet specific performance objectives. Store manager's report to market managers who are typically responsible for eight to ten stores. Market managers report to regional directors who typically oversee 60 to 70 stores. Finally, regional directors are accountable to the division vice-presidents. Couche-Tard's decentralized structure allows most store-specific decisions to be made locally, rather than centrally, which expedites the decision-making process.

Couche-Tard typically spends between 2 % and 4 % of total annual compensation in the network on the training of its employees.

Trade Names, Service Marks and Trademarks

Couche-Tard has registered or applied for registration of a variety of trade names, service marks and trademarks for use in its business, which Couche-Tard regards as having significant value and as being important factors in the marketing of the Company and its convenience stores. Couche-Tard operates its corporate stores under mainly the banners Couche-Tard, Mac's, Circle K, 7-jours, Dairy Mart, Daisy Mart and Winks. Couche-Tard sells its proprietary branded food items such as La Maisonnée and TakeAway Café fresh sandwiches and breakfast selections, as well as Sloche and Froster brands of iced beverages. Circle K store brands include Circle K, K Express, The Frozen Zone, Thirst Buster, Polar Pop and Freshest Coffee Going!. Service brands include: QuickFlick and Circlek.com. Tag lines include "What else do you need" and "I love this place". Couche-Tard also sells motor fuel under its private labels, including Couche-Tard, Mac's, Circle K. Couche-Tard is not dependent upon any single trademark or trade name, however, it considers its banners and brands to be important assets. Accordingly, Couche-Tard's policy is to register or otherwise protect these intangible assets in all jurisdictions in which Couche-Tard operates. Couche-Tard has exclusive rights to use its trademarks.

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

In particular, at the U.S. federal level, the Resource Conservation and Recovery Act of 1976, as amended, requires the EPA to establish a comprehensive regulatory program for the detection, prevention and cleanup of releases from leaking underground storage tanks. Regulations enacted by the EPA in 1988 established requirements for installing and upgrading underground storage tank systems, taking corrective action in response to releases, closing underground storage tank systems, keeping appropriate records, and maintaining evidence of financial responsibility for taking corrective action and compensating third parties for bodily injury and property damage resulting from releases. These regulations permit states to develop, administer and enforce their own regulatory programs, incorporating requirements which are at least as stringent as the federal standards.

Our Canadian operations are also subject to environmental legislation and regulation imposed by provincial, federal and municipal governments. This primarily relates to the motor fuel operations conducted at approximately 500 locations throughout Canada, including the remediation of such products which have spilled or leaked on or migrated from such locations and other locations used in our earlier operations and those of our predecessors. We believe that we are in material compliance with environmental laws in Canada, including such regulation, and do not anticipate that any increase in the future costs of maintaining compliance in Canada or of remediation of spills or leaks, including any capital expenditure required, will be material to us.

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

Sale of Alcoholic Beverages and Tobacco Products. In certain areas where our stores are located, provincial, state or local laws limit the sale of and/or the hours of operation for the sale of alcoholic beverages and tobacco products to persons younger than a specified age. State and local regulatory agencies have the authority to approve, revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of alcoholic beverages, as well as issue fines to stores for the improper sale of alcoholic beverages or tobacco products. These agencies may also impose various restrictions and sanctions. In many states, retailers of alcoholic beverages have been held responsible for damages caused by intoxicated individuals who purchased alcoholic beverages from them. Retailers of alcoholic beverages may also be fined or have a store's permit revoked for selling alcohol to a minor. While the potential exposure for damage claims, as a seller of alcoholic beverages is substantial, we have adopted procedures intended to minimize such exposure. In addition, we maintain general liability insurance which may mitigate the effect of any liability.

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

RISK FACTORS

The "Business Risks" and "Other Risks" sections of our annual "Management's Discussion and Analysis of Operating Results and Financial Position" on pages 15 to 19, is incorporated herein by reference, as supplemented from time to time in the "Business Risks" sections of our quarterly reports to shareholders.

DIVIDENDS

Since 1989, the Company had not declared any dividends but effective since the second quarter of fiscal 2006, the Board of Directors has implemented a quarterly dividend policy of 2.5 cents Cdn per Class A multiple voting shares and Class B subordinate voting shares. During fiscal 2007 and effective since the second quarter, the Company modified its quarterly dividend policy by raising it at 3.0 cents.

CAPITAL STRUCTURE

The voting shares of the Company are its Class A Multiple Voting Shares (the "Multiple Voting Shares") and its Class B Subordinate Voting Shares (the "Subordinate Voting Shares"). As at June 30, 2007, 56,175,312 Multiple Voting Shares and 146,567,734 Subordinate Voting Shares of the Company were issued and outstanding. Each Multiple Voting Share carries 10 votes and each Subordinate Voting Share carries one vote with respect to all matters coming before the Meeting.

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

RATINGS

In April 2006, Moody's Investors Service announced that it rated the Company's Senior Subordinated Notes at Ba2 pursuant to the operating and financial progress that the Company has made since the December 2003 Circle K acquisition. Obligations rated Ba are in the fifth highest category and are judged to have speculative elements and are subject to substantial credit risk.

In December 2005, Standard and Poor's Ratings Services Limited announced that it had assigned the Company's Senior Subordinated Notes to "B+" to reflect the significant reduction in debt undertaken by the company since the Circle K acquisition in December 2003, coupled with operational improvement from its U.S. operations and ample liquidity. Couche-Tard has exceeded its initial cost savings targets related to the Circle K stores, where the company has begun to successfully implement its Impact concepts store renovation program. An obligation rated "B" is more vulnerable to non-payment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The Multiple Voting Shares and Subordinate Voting Shares are listed on the Toronto Stock Exchange since December 6, 1999 under the symbols ATD.A and ATD.B, respectively.

Price Ranges and Volume Traded

Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
May 2006	ATD.A	$ 28.50	$ 24.67	105,849
June 2006	ATD.A	$ 26.00	$ 24.20	230,698
July 2006	ATD.A	$ 24.85	$ 23.07	769,757
August 2006	ATD.A	$ 24.50	$ 23.00	35,113
September 2006	ATD.A	$ 24.50	$ 22.82	375,690
October 2006	ATD.A	$ 27.31	$ 23.40	37,057
November 2006	ATD.A	$ 28.25	$ 25.00	37,402
December 2006	ATD.A	$ 26.75	$ 25.06	23,928
January 2007	ATD.A	$ 27.42	$ 24.84	20,727
February 2007	ATD.A	$ 26.29	$ 24.50	140,943
March 2007	ATD.A	$ 25.69	$ 23.66	35,802
April 2007[2]	ATD.A	$ 25.50	$ 22.63	32,983

Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
May 2006	ATD.B	$ 26.60	$ 23.52	11,250,377
June 2006	ATD.B	$ 25.90	$ 23.64	5,645,282
July 2006	ATD.B	$ 24.49	$ 22.50	7,763,892
August 2006	ATD.B	$ 24.41	$ 22.55	8,276,844
September 2006	ATD.B	$ 24.12	$ 22.25	7,183,811
October 2006	ATD.B	$ 27.16	$ 23.26	8,942,796
November 2006	ATD.B	$ 28.42	$ 24.34	8,152,225
December 2006	ATD.B	$ 26.72	$ 24.89	6,529,237
January 2007	ATD.B	$ 27.21	$ 24.50	13,070,150
February 2007	ATD.B	$ 26.20	$ 24.06	7,123,391
March 2007	ATD.B	$ 25.25	$ 23.13	12,537,807
April 2007[2]	ATD.B	$ 24.78	$ 22.58	12,648,758

Note:
(1) All prices are in CAD$ an on a per share basis.
(2) From April 1 to 27, 2007.

DIRECTORS AND SENIOR OFFICERS

Directors

The following tables list the Company's directors. All information is accurate as at June 30, 2007.

Name and municipality of residence	Principal occupation

ALAIN BOUCHARD [1]	Chairman of the Board, President and Chief Executive Officer of the Company
Lorraine, Québec

JACQUES D'AMOURS [1]	Vice-President, Administration of the Company
Lorraine, Québec

ROGER DESROSIERS, FCA[3]	Corporate Director
Montréal, Québec
Chairman of the Audit Committee

JEAN ÉLIE [2,3]	Corporate Director
Montréal, Québec

RICHARD FORTIN [1]	Executive Vice-President and Chief Financial Officer of the Company
Longueuil, Québec

MÉLANIE KAU	President, Mobilia Interiors Inc.
Montréal, Québec

ROGER LONGPRÉ [2,3]	President, Mergerac Inc. (consulting firm in mergers and acquisitions)
Brossard, Québec
Chairman of the Human Resources and
Corporate Governance Committee

RÉAL PLOURDE [1,5]	Executive Vice-President and Chief Operating Officer of the Company
Montréal, Québec

JEAN-PIERRE SAURIOL [2]	President and Chief Executive Officer, Dessau-Soprin inc.
Laval, Québec	(engineering-construction company)

JEAN TURMEL [4]	President, Perseus Capital Inc. (fund management company)
Montréal, Québec

Notes:
1) Member of the Executive Committee.
2) Member of the Human Resources and Corporate Governance Committee.
3) Member of the Audit Committee.
4) Lead Director.
5) Following Stéphane Gonthier's resignation, he also takes up the role of Senior Vice-President, Eastern North America.

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

Richard Fortin. Before joining Couche-Tard in 1984, he had more than 13 years of experience at a number of major financial institutions, and was Vice-President of Québec for a Canadian bank wholly-owned by Societe Generale (France). Mr. Fortin holds a bachelor's degree in Management with a major in Finance from Laval University in Québec City. Mr. Fortin is also a director of Transcontinental Inc., a commercial printer and Insurance Life of National Bank of Canada.

Réal Plourde. Mr. Plourde joined us in 1984 and has held various positions, ranging from Manager of Technical Services to Vice-President of Development, Sales and Operations of the Company. In 1988 and 1989, Mr. Plourde also acted as President of Pro Optic Inc., then a wholly-owned subsidiary of Couche-Tard and Québec's first optical lens manufacturer. Mr. Plourde began his career in various engineering projects in Canada and Africa. Mr. Plourde holds an Engineering Degree (Applied Sciences) from Laval University in Québec City and an MBA from the Ecole des Hautes Etudes Commerciales in Montréal. Mr. Plourde is a member of the Québec Engineers Association. Mr. Plourde is also a director of Bouclair Inc., a fabric retailer.

Jacques D'Amours. Since joining the Company in 1980, he has worked in a variety of roles, including Manager of Technical Services, Vice-President of Sales and Vice-President of Administration and Operations of the Company.

Roger Desrosiers. Mr. Desrosiers has been a chartered accountant since 1963. In 1973, Mr. Desrosiers founded an accounting firm that subsequently merged with Arthur Andersen in 1994. From 1994 to 2000, Mr. Desrosiers was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, Mr. Desrosiers was assistant-treasurer, director of accounting and budget for Québec-Telephone (now TELUS Inc.). Prior to 1968, Mr. Desrosiers practised accounting with Coopers & Lybrand. Mr. Desrosiers is a Fellow of the Québec Order of Chartered Accountants. Mr. Desrosiers sits on the following board of directors: Desjardins Assurances Générales, Fonds d'assurances du Barreau du Québec, La Personnelle compagnie d'assurance Inc., PG Mensys Système d'Information Inc., Van Houtte Inc. as well as on the consulting committee of Telus Québec. Mr. Desrosiers holds a Masters Degree in Commercial Sciences and a License in Accounting Sciences both from Laval University in Québec City. He is also Fellow of the Ordre des comptables agrées du Québec and gives training at l'École des administrateurs de société de l'Université Laval.

Jean A. Élie. From 1998 to 2002, Mr. Élie was managing director of a Canadian bank wholly-owned by Societe Generale (France). From 1987 to 1997, Mr. Élie was a director and member of the Executive Committee and Chairman of the Finance and Audit Committee of Hydro-Québec, for which he also acted as Interim Chairman in 1996. From 1981 to 1995, he was a Vice-President and Manager, Corporate Services and Government Services of Burns Fry Limited (today BMO Nesbitt Burns Inc.), a Canadian investment banking and brokerage firm. Mr. Élie was also a director and member of the Executive Committee of the Investment Dealers Association of Canada. Mr. Élie holds a B.C.L. (law) from McGill University and an MBA from the University of Western Ontario and is a member of the Québec Bar Association.

Mélanie Kau. Mrs. Kau started her career with Mobilia in 1987 when she joined the family business at a crucial time. After occupying several different positions, she assumed the role of President in 1995. In addition to quadrupling the revenues of the company during her presidency Mrs. Kau has earned the respect of her peers. In 2001 she was awarded the Entrepreneur of the Year by the Young Chamber of Commerce of Montréal, in 2002 she was recognized as Canada's Top 40 under 40. Mrs. Kau holds a Bachelor's of Arts from McGill, a Master of Journalism from Northwestern University, as well as an Executive Master's of Business Administration from Concordia. She also serves on the board of Investissement Québec since 2005.

Roger Longpré. Mr. Longpré is President and founder of Mergerac Inc., a consulting firm in the areas of mergers and acquisitions and corporate finance. From 1986 to 1994, Mr. Longpré was a partner of Raymond Chabot Grant Thornton where he began consulting in the areas of corporate finance and mergers and acquisitions and subsequently became responsible for all of the firm's financial consulting services. From 1980 to 1986, Mr. Longpré was Vice-President of Credit Suisse, Montréal Branch. Prior to 1980, Mr. Longpré was employed in the banking industry. Mr. Longpré has a bachelor's degree in business administration with a major in finance from the University of Québec in Montréal. He also holds an MBA degree, also with a major in finance from the University of Concordia in Montréal.

Jean-Pierre Sauriol. Mr. Sauriol is President and Chief Executive Officer of Dessau-Soprin Inc., one of Canada's largest engineering-construction companies. Mr. Sauriol was Chairman of the Association of Consulting Engineers of Canada in 1993 and of the Association of Consulting Engineers of Québec in 1988 and 2000. Mr. Sauriol is a Fellow of the Canadian Academy of Engineering. Mr. Sauriol graduated from the École Polytechnique of Montréal in 1979 and completed Harvard Business School's Owner President Management Program in 1993.

Jean Turmel. Mr. Turmel is the founder and president of Perseus Capital inc., a portfolio firm. Until December 2004, Mr. Turmel was President, Financial Markets, Treasury and Investment Bank of a Canadian chartered bank. Mr. Turmel was a director of a Canadian chartered bank and a director and chairman of National Bank Financial Inc. as well as a member of the board of directors of subsidiaries of such group. Prior to 1981, Mr. Turmel held various positions at McMillan Bloedel Inc., Dominion Securities Inc. and Merrill Lynch Royal Securities. Mr. Turmel holds a baccalaureate in commerce and an MBA both from Laval University in Québec City.

Senior Officers

The following table lists the Company's senior officers who are not also directors. All information is accurate as of June 30, 2007.

Name and municipality of residence	Office held with the Company

MICHEL BERNARD	Vice-President, Operations Eastern Canada
Montréal, Québec

ROBERT G. CAMPAU	Vice-President, Operations U.S. Southeast Region
Charlotte, North Carolina

DARRELL DAVIS	Vice-President, Operations U.S. Midwest
Columbus, Indiana

MICHAEL GUINARD	Vice-President, Real estate Development
Laval, Québec

BRIAN HANNASCH	Senior Vice-President, Western North America
Columbus, Indiana

GEOFFREY C. HAXEL	Vice-President, Operations U.S. Arizona Region
Scottsdale, Arizona

JEAN-LUC MEUNIER	Vice-President, Operations Central Canada
Markham, Ontario

PAUL RODRIGUEZ	Vice-President, Operations Great Lakes
Macedonia, Ohio

MIKE STRUBLE	Vice-President, Operations U.S. Florida/Gulf Region
Tampa, Florida

TIM TOUREK	Interim Vice-President, Operations U.S. West Coast Region
Ellsinore, California

KIM TROWBRIDGE	Vice-President, Operations Western Canada
Calgary, Alberta

Michel Bernard has been Vice-President, Operations Eastern Canada since December 2005 and previously held the position of Vice-President, Operations U.S. Midwest since 2003. Mr. Bernard has served in a variety of operations and marketing-related positions during his 25-year supermarket and convenience store career. Mr. Bernard joined Couche-Tard in 1987 and subsequently departed in 1994 to pursue other opportunities including as Responsible of Convenience Retailing for Petro-Canada. Mr. Bernard returned to Couche-Tard in 1999 as Senior Director of Marketing and Merchandising. Mr. Bernard holds a bachelor's degree in Management, with a major in Marketing, from the Universite du Québec a Montréal.

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

Michael Guinard joined Alimentation Couche-Tard in 2000 as National Director, Real Estate and was appointed as Vice President, Development in 2002. Mr. Guinard previously worked 10 years as Director, Real Estate-Québec for Tim Hortons following a 21 year career in the Canadian petroleum industry with Petrofina and Petro-Canada in operations, strategic planning, marketing and real estate functions. Mr. Guinard holds a bachelor's degree in Economics from Concordia University (Loyola College).

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

Jean-Luc Meunier is a member of Couche-Tard's team since 1999 and has been Vice-President, Operations Central Canada since December 2005. He previously held the position of Vice-President, Operations Eastern Canada from 2004 until such appointment after holding various positions such as Operations Manager, Real Estate Manager and Technical Services Manager. Mr. Meunier also acquired some eight years of experience in project engineering, consulting, analysis and management at Shell Canada. He is a member of the Ordre des ingénieurs du Québec and holds an MBA from the Université du Québec à Montréal.

Paul Rodriguez was appointed Vice-President Operations, Great Lakes in December 2006 upon the creation of this new division. Mr. Rodriguez joined Couche-Tard in 2003 when the company acquired Circle K. He served in a variety of operations and marketing positions since joining Circle K in 1988. Mr. Rodriguez has over 20 years of experience in the retail industry. He holds a bachelor's degree in Business Administration from the Texas Tech University.

Mike Struble was appointed Vice-President, Operations of the U.S. Florida/Gulf Division in May 2007, where he served as Director of Marketing & Fuel since December, 2003. Prior to the acquisition by Couche-Tard, Mr. Struble served as a Director on the corporate marketing staff of Circle K for eight years. Mr. Struble has over 30 years of convenience retailing experience which began in 1976. He has served various regional U.S. companies in a variety of marketing and operations positions, including Director of Operations for Shore Stop and Jr. Food Stores, and Vice-President, Marketing for Strasberger Enterprises. He also served as Managing Partner of Struble Management Group for 6 years, providing turn around and interim management to companies at risk.

Tim Tourek has been Interim Vice-President, Operations U.S. West Coast Region since March 2007. His convenience store career began in 1992 with the Southland Corp. (7-Eleven). Mr. Tourek joined Circle K in 1992 as a District Manager. In his tenure at Circle K has held the positions of District Manager, Director of Operations, Regional

Operations Director, and Director of Facilities. He is a Veteran of the United States Air Force, holds a B.S. degree in Management from Golden Gate University and a MBA. from the University of Phoenix.

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

As at June 30, 2007, the executive officers and directors, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 37,959,292 multiple voting shares and 1,936,008 subordinate voting shares of the Company representing respectively 67.57% and 1.32% of the issued and outstanding shares of the Company.

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

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1. Registrar offices are located in Montréal, Calgary and Vancouver.

AUDIT COMMITTEE DISCLOSURE

Charter

The Audit Committee assists the Board of Directors to supervise: (1) the integrity of the Company's financial statements and related information; (2) the Company's compliance with the applicable requirements established by law and regulation; (3) the independence, the competence and the appointment of the external auditors; (4) the performance of the head of the corporate finance team of the Company with respect to the internal controls and external auditors; and (5) Management's responsibility with regards to internal controls. The Audit Committee has the following responsibilities with respect to the reporting of financial information and the Chairman of the Committee reports thereon to the Board of Directors:

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

4.     Review annually and supervise the Company's evaluation and risk management policies. To that effect, the Committee ensures to receive a detailed report of the assessed risks that could have a significant impact on the Company's financial situation and actions taken thereon in order to eliminate or tone down such risks.

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

2.     Approve the internal audit plan put in place by the head of the finance corporate team of the Company.

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

2.     Recommend to the Board of Directors the appointment and, if necessary, the non-renewal of the mandate (in both cases, subject to shareholders' approval) of the external auditors and review their competence, performance and ability to function independently.

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

5.     Ensure that the fees charged by the external auditors both for audit services and other authorized services are reasonable and thereafter recommend to the Company's Board of Directors the necessary approvals.

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

Composition of the Audit Committee

The Audit Committee is currently composed of three independent directors, namely Messrs. Roger Desrosiers (Chairman), Roger Longpré and Jean Élie.

Financial Literacy

Roger Desrosiers. Mr. Desrosiers has been a chartered accountant since 1963. In 1973, Mr. Desrosiers founded an accounting firm that subsequently merged with Arthur Andersen in 1994. From 1994 to 2000, Mr. Desrosiers was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, Mr. Desrosiers was assistant-treasurer, director of accounting and budget for Québec-Telephone (now TELUS Inc.). Prior to 1968, Mr. Desrosiers practised accounting with Coopers & Lybrand. Mr. Desrosiers is a Fellow of the Québec Order of Chartered Accountants. Mr. Desrosiers sits on the Board of Directors of various insurance companies and is a member of the Consulting Committee of Telus Québec Inc. Mr. Desrosiers holds a Masters Degree in Commercial Sciences and a License in Accounting Sciences both from Laval University in Québec City. He is also Fellow of the Ordre des comptables agrées du Québec and gives training at l'École des administrateurs de société de l'Université Laval. During his career, Mr. Desrosiers developed an expertise in auditing large public companies and therefore, as an accountant engaged in auditing or reviewing an issuer's financial statements, he has an understanding of generally accepted accounting principles and financial statements. Mr. Desrosiers has also acted as lead partner and as audit partner of an audit engagement team and has actively supervised the audit, review, analysis or evaluation of financial statements for various clients. These financial statements presented accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. Mr. Desrosiers has also, through his experience, the ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimate, accruals and reserves. In addition, Mr. Desrosiers has acquired an understanding of internal controls and procedures for financial reporting through his experience as director of accounting and in performing audit engagements. Finally, Mr. Desrosiers is the Chairman of the Audit Committee of several companies and therefore has an understanding of audit committee functions.

Roger Longpré. Mr. Longpré has a bachelor's degree in business administration with a major in finance. He also holds an MBA degree, also with a major in finance. He spent the first thirteen years of his career in the field of corporate lending with gradually increasing responsibilities in various managerial positions for a Canadian bank, for a subsidiary of Citigroup and for Credit Suisse. His primary role as a lender was to analyse, structure and conclude financings for private and publicly traded corporations of all sizes. In doing so, he closely scrutinized financial statements on a regular basis and questioned management thereon. He has developed an understanding of accounting principles through his experience in performing extensive financial statement analysis or evaluation. He has also evaluated a company's internal controls and procedures for financial reporting. For the past eighteen years, Mr. Longpré has been acting as a consultant in the areas of mergers and acquisitions and of corporate finance. He was employed from 1986 to 1994 as a partner in charge of the financial consulting practice by the audit firm Raymond, Chabot, Grant, Thornton where he directly supervised a team of some 25 professionals operating in the fields of business valuation, financial engineering, litigation, financial modeling, corporate finance, mergers and acquisitions, grants and subsidies, etc. During this time, he analyzed and evaluated financial statements that presented accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements. During the last twelve years, he has been active as founder and president of Mergerac Inc., a private investment bank specializing in mergers and acquisitions and in corporate finance. During his career, Mr. Longpré has been instrumental in concluding numerous business transactions including several with very sophisticated financial structures. He has an in-depth knowledge of financial instruments and practices and he keeps abreast of all new financial market developments.

Jean Élie. Mr. Élie holds a law degree from McGill University and an MBA from the University of Western Ontario. He has over 35 years experience as senior executive in the pulp and paper and energy industries as well as with securities and accounting firms. Mr. Élie has acquired through his education and experience, an understanding of the accounting principles used by the Company to prepare its financial statements and the implications of said accounting principles on the Company's results, as well as an understanding of internal controls and procedures for financial reporting. Mr. Élie has obtained significant experience in analyzing and evaluating financial statements as well as exposure to accounting and financial matters as a managing director of a Canadian bank wholly-owned by Société Générale (France), as Vice President, Corporate Finance of a large Canadian investment bank, as Chairman of the audit committee of Hydro Québec and as director and audit committee member of public and private companies. Since his retirement in 2002, he serves on the boards and audit committees of public and private companies, as well as non for-profit organizations. Mr. Élie is a member of the Institute of Internal Auditors and a member of the Institute of Corporate Directors.

The Board of Directors of the Company has determined that Messrs. Desrosiers, Longpré and Élie are "financially literate" in accordance with Multilateral Instrument 52-110 Audit Committees applicable in Canada. In addition, it has determined that Mr. Desrosiers is "audit committee financial expert" in accordance with the U.S. Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission enacted there under.

Internal Controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 29, 2007, our management and our external auditors reported that these internal controls were effective.

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents, by taking into account materiality. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Policy on the Approval of Non-audit Services

At its meeting held on March 16, 2004, the Audit Committee adopted a policy and procedures on the pre-approval of non-audit services by the Company's auditors. This policy prohibits the Company from engaging the auditors to provide certain non-audit services to the Company and its subsidiaries, including book-keeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuarial services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services unrelated to the audit. The policy allows the Company to engage the auditors to provide non-audit services, other than the prohibited services, only if the services have specifically been pre-approved by the Audit Committee.

A copy of the policy and procedures on the pre-approval of non-audit services by the Company's auditors may be obtained without charge by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

Code of Ethics for CEO, CFO and Senior Financial Officers

At its meeting held on March 15, 2004, the Audit Committee approved a Code of ethics for the CEO, CFO and senior financial officers in accordance with the U.S. Sarbanes–Oxley Act ("SOX") and the applicable rules of the U.S. Securities and Exchange Commission.

A copy of the Code of ethics for the CEO, CFO and senior financial officers may be obtained without charge by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

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

Auditors Fees

Raymond Chabot Grant Thornton LLP, chartered accountants, Montréal, have served as the Company's auditors since 1990. For the fiscal years ended on April 29, 2007 and April 30, 2006, billed fees for audit, audit-related, tax and all other services provided to the Company by Raymond Chabot Grant Thornton LLP were as follows:

	2007	2006

Audit Fees [1]	$ 984,269	$ 916,920
Audit-Related Fees [2]	$ 22,700	$ 118,620
Tax Fees [3]	Nil	Nil
All Other Fees	116,009	Nil
TOTAL	$ 1,122,978	$ 1,035,540

Notes:

(1)    Audit services are professional services rendered for the audit of an issuer's annual financial statements and, if applicable, for the reviews of an issuer's financial statements included in the issuer's quarterly reports and services that are normally provided by the accountant in connection with an engagement to audit the financial statements of an issuer - for example:

- attendance at audit committee meetings at which matters related to the audits or reviews are discussed;
- consultations on specific audit or accounting matters that arise during or as a result of an audit or review;
- preparation of a management letter;
- time incurred in connection with the audit of the income tax accrual; and
- services in connection with the issuer's annual and quarterly reports, prospectuses and other filings with Canadian, U.S. or other securities commissions.

(2)   Audit-related services (the Canadian term) are assurance and related services traditionally performed by an independent auditor - for example:

- employee benefit plan audits;
- accounting work related to mergers and acquisitions, including special audits, due diligence and accounting consultations;
- internal control reviews;
- assurance engagements that are not required by statute or regulation; and
- general advice on accounting standards.

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

Additional information, including officers' and directors' remuneration and loans granted to them, if any, principal shareholders of the Company, stock options and the interest of insiders in material transactions, if any, is contained in the management proxy circular dated July 17, 2007 which was prepared for the 2007 annual meeting of shareholders. Other financial information is included in the audited consolidated financial statements and the notes thereto for the fiscal year ended April 29, 2007 as well as Management's Discussion and Analysis thereon. All such additional information relating to the Company is available on SEDAR at www.sedar.com. The foregoing documents may be obtained by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

* * * * *

M	anagement's Discussion and Analysis of Results and Financial Position

The purpose of this Management's Discussion and Analysis (MD&A) is, as required by regulators, to explain management's point of view on Alimentation Couche-Tard Inc.'s (Couche-Tard) financial condition and results of operations as well as the performance for fiscal year ended April 29, 2007. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader's understanding of the consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By "we", "our", "us" and "the Company", we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard's 2007 Annual Report, which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov and on the Company website at www.couche-tard.com.

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this MD&A describe our expectations as at July 17, 2007, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard's or the industry's outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under "Business Risks" and "Other Risks" as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. With respect to our positioning in North America, we are the second-largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores.

Our network is comprise of 5,513 convenience stores throughout North America, including 3,413 stores with motor fuel dispensing. We are present in nine North American markets, including six in the United States covering 29 states and three in Canada covering six provinces. More than 45,000 people are employed throughout our network and at the Service offices.

Our mission is to offer to our clients the best service on the market by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients' demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, as well as our continued investments in our proprietary brand products, our IMPACT program and the technological development of our stores. The convenience store sector is fragmented. Our industry is in a consolidation and restructuring phase following the stiff competition and major fluctuations in motor fuel margins. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and we believe that it is still possible for industry participants that have a good financial position such as Couche-Tard to grow through mergers and acquisitions.

2007 Overview

We announced revenues for fiscal 2007, up 19.0% over last year to $12,1 billion. We invested close to $1,0 billion this year through acquisitions, new sites construction and IMPACT implementation to foster future earnings growth. For the year, net earnings are comparable to last year due mainly to the volatile and competitive motor fuel market and the unusual income taxes expenses of $9,9 million following the adoption of Bill 15.

As our merchandises and services revenues generate approximately 80% of the Company's gross margin, management considers that an appropriate performance measure for the stores consist to neutralize the variance of the motor fuel gross margin from a period to another. Thus, considering a comparable motor fuel net margin1 to the one experienced in fiscal 2006 and excluding the unusual income tax expense posted following the adoption of Bill 15, net earnings would have increased by $35.2 million or 18.2% compared with net earnings in the previous fiscal year, standardized over 52 weeks.

Business acquisitions

During fiscal 2007, we made the following business acquisitions:

  effective April 10, 2007, acquisition, from Star Fuel Marts, LLC, of 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. 42 of the 53 stores are operated under operating leases;

  effective February 26, 2007: acquisition, from Richcor, Inc., of 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States;

  effective December 1, 2006: purchase of a network of 236 stores from Shell Oil Products US and its affiliate, Motiva Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement;

  effective October 30, 2006: purchase, from Sparky's Oil Company, of 24 company-operated stores operating under the Sparky's banner in the West Central Florida, United States;

  effective October 4, 2006: from Holland Oil Company, purchase of 56 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;

  effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators;

  effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States;

We expect these 421 new Company-operated stores and 75 affiliated stores to contribute to our net earnings on an annual basis.

New credit facility

On September 22, 2006, we entered into a new credit agreement, replacing our secured senior term and renewable credit facilities.

Our new credit agreement consists of a revolving unsecured credit facility of a maximum amount of $500.0 million with an initial term of five years that can be extended each year to a five-year term at our request and with the consent of our lenders. In addition, the credit agreement includes a clause that permits us to increase the limit by a maximum amount of $250.0 million, also subject to the lenders consent. On November 15, 2006, we took advantage of this clause for an amount of $150.0 million bringing the maximum available amount to $650.0 million, as at April 29, 2007.

______________________
1 The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

Income taxes

Following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the Quebec Taxation Act, we posted a $9.9 million unusual retroactive income tax expense in the first quarter. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

Dividends

On July 17, 2007, the Board of Directors declared a dividend of Cdn$0.03 per share to shareholders on record as at July 26, 2007 and approved its payment for August 3, 2007. This is an eligible dividend within the meaning of the Income Tax Act.

Internal controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 29, 2007, our management and our external auditors reported that these internal controls were effective.

Outstanding shares and stock options

As at July 13, 2007, Couche-Tard had 56,175,312 Class A multiple voting shares and 146,567,734 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 8,894,315 outstanding stock options for the purchase of Class B subordinate voting shares.

Subsequent events

On June 5, 2007, we acquired 28 Company-operated stores operating under the Sterling banner in northwest Ohio, United States, from Sterling Stores, LLC.

Income Statement Categories

Merchandise and Service Revenues. In-store merchandise revenues are comprised primarily of the sale of tobacco products, grocery items, candy, snacks, various beverages, beer/wine and fresh food offerings, including quick service restaurants (QSRs). Service revenues include fees from automatic teller machines, sales of calling cards and gift cards, revenues from car washes, the commission on sale of lottery tickets and issuance of money orders, fees for cashing cheques as well as sales of postage stamps and bus tickets. Service revenues also include franchise fees, license fees from affiliates and royalties from franchisees.

Motor Fuel Revenues. We include in our revenues the total dollar amount of motor fuel sales, including any imbedded taxes, if we take ownership of the motor fuel inventory. In the United States, we purchase motor fuel and sell it to approximately 165 independent store operators at cost plus a mark-up. We record the full value of these revenues (cost plus mark-up) as motor fuel revenues. Where we act as a selling agent for a petroleum distributor, only the commission we have earned is recorded as revenues. Gross profit from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel revenues, except for commission stores where the gross profit is equal to the recorded commission from the sale.

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

Summary of changes in our stores during the fourth quarter and fiscal year ended April 29, 2007

The following table presents certain information regarding changes in our stores over the 12-week periods ended April 29, 2007 (fourth quarter of 2007) and the 52-week period ended the same date (fiscal year 2007):

	12-week period ended April 29, 2007			52-week period ended April 29, 2007
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores	Total	stores	stores	Total

Number of stores, beginning of period	4,008	1,352	5,360	3,632	1,351	4,983

Acquisitions	66	-	66	421	75	496

Openings / constructions / additions (1)	12	126	138	85	401	486

Closures / withdrawals (2)	(14)	(37)	(51)	(70)	(382)	(452)

Conversions into Company-operated stores	-	-	-	9	(9)	-

Conversions into affiliated stores	-	-	-	(5)	5	-

Number of stores, end of period	4,072	1,441	5,513	4,072	1,441	5,513

(1)     The important increase in affiliated stores results from the addition of the new ConocoPhillips franchises, as mentioned in the 2006 Annual report, and from new agreements signed with business communities in certain regions.

(2)     As mentioned in the quarterly report of the second quarter, the important withdrawal of affiliated stores arises from the decision of SSP Partners not to renew their licence agreement.

During the year, we also implemented our IMPACT program in 413 Company-operated stores (146 during the fourth quarter). As a result, 51.2% of our Company-operated stores have now been converted to our IMPACT program, which gives us considerable opportunity for future internal growth.

Summary analysis of consolidated results for the fourth quarter of fiscal 2007

The following table highlights certain information regarding our operations for the 12-week period ended April 29, 2007 and the 13-week period ended April 30, 2006:

(In millions of US dollars, unless otherwise stated, unaudited)		Standardized
	12-week period	12-week period		13-week period
	ended	ended	Variation	ended
	April 29, 2007	April 30, 2006%		April 30, 2006
Revenues	2,972.6	2,418.8	22.9	2,638.9
Operating income	64.6	52.4	23.3	57.2
Net earnings	33.4	29.4	13.6	32.1
Selected Operating Data:
Growth of same-store merchandise revenues (1) :
United States	3.4%	4.6%
Canada	3.3%	4.3%
Growth of same-store motor fuel volume (1):
United States	(2.5%)	5.8%
Canada	5.2%	4.1%

(1)     Excludes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees. Growth in Canada is calculated based on Canadian dollars.

For the 12-week period ended April 29, 2007, we achieved revenues of $3.0 billion, compared with $2.6 billion for the same period in fiscal 2006, an increase of 12.6% or $333.7 million. On a 12-week standardized period, the increase is $553.8 million or 22.9%. We recorded 81.9% of our revenues in the United States, compared with 78.9% in the fourth quarter last year.

In the United States, growth of same-store merchandise revenues (on a 12-week standardized period) was 3.4% while it was 3.3% in Canada. In the U.S., this growth rate is very satisfactory particularly given that it is in comparison to a particularly hectic period the previous year following the hurricanes. In Canada, the growth rate was also very acceptable given the very competitive markets in Central and Eastern Canada and the growing smuggling on tobacco products. In addition, in both the U.S. and Canada, the growth is partially due to the results from investments in our IMPACT program conversions, as well as the results from the launch of new products that were well received by customers and from the implementation of our pricing strategies on certain product categories.

Growth of same-store motor fuel volume (on a 12-week standardized period) fell 2.5% in the U.S. but rose 5.2% in Canada. In the U.S., in light of the significant and quick increases in the cost price of gasoline in the last weeks of the fiscal year, our Southeast and Florida/Gulf Coast regions markets took the initiative to restore retail prices in their respective markets. This strategy was not always followed by the competition, which had a negative impact on volume. However, the strategy had a positive impact on net earnings. Excluding these two regions, growth in same-store motor fuel volume would have been 1.9% for the quarter and 4.1% for the year, which is very satisfactory. In Canada, the growth is due to the strong economy in Western Canada combined with the successful CAA program in Quebec.

Net earnings

We closed this quarter with a net earnings increase of $1.3 million at $33.4 million, resulting in per-share earnings of $0.17 or $0.16 on a diluted basis. On a 12-week standardized period, the increase is $4.0 million or 13.6%. If we consider a comparable motor fuel net margin1, net earnings would have increased by 1.0% and would have reach $29.7 million, on a standardized 12-week period. Of the 421 Company-operated stores acquired during the 2007 fiscal year, 62.7% or 264 have been acquired during the second half of the year, including Shell's stores whom represent an integration challenge in regards to human resources. These acquisitions have not yet generated their full potential in terms of operating income before amortization. On the other hand, the depreciation expense and the financial fees related to these acquisitions have been completely recorded to earnings.

Exchange Rate Data

The Company reports in US dollar given the predominance of its operations in the United States and its US dollar denominated debt.

The following table presents relevant exchange rates information based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	52-week period ended	53-week period ended	52-week period ended
	April 29, 2007	April 30, 2006	April 24, 2005
Average for the period (1)	0.8789	0.8417	0.7779
Period end	0.8961	0.8945	0.8098

_______________________
(1)     Calculated by taking the average of the closing exchange rates of each day in the applicable period.

___________________________
1 The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 52-week periods ended April 29, 2007 and April 24, 2005 and for the 53-week period ended April 30, 2006:

(In millions of US dollars, unless otherwise stated)		Standardized
	52-week period	52-week period	53-week period	52-week period
	ended	ended	ended	ended
	April 29, 2007	April 30, 2006	April 30, 2006	April 24, 2005
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	3,116.6	2,756.2	2,812.0	2,564.7
Canada	1,500.4	1,398.8	1,426.7	1,239.5
Total merchandise and service revenues	4,617.0	4,155.0	4,238.7	3,804.2
Motor fuel revenues
United States	6,514.6	4,926.6	5,044.9	3,567.8
Canada	955.8	855.6	873.7	664.8
Total motor fuel revenues	7,470.4	5,782.2	5,918.6	4,232.6
Total revenues	12,087.4	9,937.2	10,157.3	8,036.8
Merchandise and service gross profit (1) :
United States	1,046.9	913.4	932.3	834.9
Canada	526.6	473.5	483.1	415.7
Total merchandise and service gross profit	1,573.5	1,386.9	1,415.4	1,250.6
Motor fuel gross profit:
United States	372.1	307.9	312.5	255.9
Canada	58.9	62.2	63.6	51.3
Total motor fuel gross profit	431.0	370.1	376.1	307.2
Total gross profit	2,004.5	1,757.0	1,791.5	1,557.8
Operating, selling, administrative and general expenses	1,512.4	1,325.1	1,352.9	1,214.7
Depreciation and amortization of property and equipment and other assets	133.8	105.0	106.9	83.9
Operating income	358.3	326.9	331.7	259.2
Net earnings	196.4	193.5	196.2	155.2
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	34.1%		33.4%	32.9%
United States	33.6%		33.2%	32.6%
Canada	35.1%		33.9%	33.5%
Growth of same-store merchandise revenues on a 52-week basis (2) (3):
United States	3.3%		5.2%	10.4%(6)
Canada	2.6%		3.9%	2.6%(6)
Motor fuel gross margin:
United States (cents per gallon) (3)	14.90		15.14	14.17
Canada (Cdn cents per litre)	4.31		5.00	4.61
Volume of motor fuel sold (4):
United States (millions of gallons)	2,609.0		2,116.1	1,858.1
Canada (millions of litres)	1,554.5		1,509.6	1,413.5
Growth of same-store motor fuel volume on a 52-week
Basis (3) :
United States	2.9%		6.0%	6.3%(6)
Canada	4.8%		2.8%	6.6%(6)
Per Share Data:
Basic net earnings per share (dollars per share)	0.97		0.97	0.77
Diluted net earnings per share (dollars per share)	0.94		0.94	0.75

Balance Sheet Data:
Total assets	3,043.2		2,369.2	1,995.7
Interest-bearing debt	870.0		524.1	530.9
Shareholders' equity	1,145.4		966.0	733.2
Ratios
Net interest-bearing debt/total capitalization (5)	0.39:1		0.15:1	0.28:1
Net interest-bearing debt/EBITDA (6)	1.48:1		0.39:1	0.81:1

(1)     Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2)     Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.

(3)     For Company-operated stores only.

(4)     Includes volume of franchisees and dealers.

(5)     This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6)     This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Analysis of consolidated results for the fiscal year ended April 29, 2007

Revenues

Our revenues amounted to $12.1 billion for 2007, up $1.9 billion for an increase of 19.0%. On a standardized 52-week period, our revenues posted an increase of $2.2 billion or 21.6%. We earned 79.7% of our revenues in the United States, compared with 77.4% the previous year.

In fiscal 2007, on a 52-week standardized period, the growth of merchandise and service revenues was $462.0 million or 11.1%, of which $219.1 million was generated by the stores acquired during the year and $67.4 million was generated by the 4.4% appreciation of the Canadian dollar against its U.S. counterpart. For internal growth, the increase in same-store merchandise revenues in the United States stood at 3.3% compared with 2.6% in Canada. The growth rate of 3.3% in the U.S. is very satisfactory particularly given the fact that we did not profit from the hectic period following the devastating hurricanes of last year. Moreover, this year, we did not benefit from the exceptional weather conditions experienced last year in our Southwest region markets, which generated strong growth in certain of our main product categories, including water, beverages and beer. This year, the same region was affected by heavy rains and much lower temperatures. Finally, the $8.20-per-carton tax increase on tobacco applied on December 8, 2006 by government officials in Arizona has greatly affected sales in this product category. The Canadian market benefited from the economic boom in Western Canada. Finally, in both the United States and Canada, we continue to benefit from our pricing and product mix strategies as well as from the ongoing implementation of our IMPACT program throughout our network.

In 2007, on a 52-week standardized period, motor fuel revenues increased $1.7 billion or 29.2%, of which $816.2 million was generated by the stores acquired since May 1st, 2006. The appreciation of the Canadian dollar resulted in a $42.1 million increase in revenues whereas the jump in the average retail price at the pump for our Company-operated stores boosted revenues by $352.6 million. The following table shows the average retail pump prices observed over the past 24 months:

					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 29, 2007
United States (US dollars per gallon)	2.86	2.61	2.26	2.52	2.52
Canada (Cdn cents per litre)	96.08	89.87	80.27	90.11	88.42
53-week period ended April 30, 2006
United States (US dollars per gallon)	2.18	2.62	2.33	2.30	2.35
Canada (Cdn cents per litre)	82.79	95.65	84.61	88.63	87.71

For internal growth, in the United States, the increase of same-store motor fuel volume for fiscal 2007 was 2.9% and 4.8% in Canada. The growth in the United States is considered to be very satisfactory, particularly given that our price optimization program in the Southwest region is in its second year, which has resulted in a less important impact. In addition, the price restoring strategy initiated in the fourth quarter in our Southeast and Florida/Gulf Coast regions markets had a negative impact on the volume sold. Excluding those regions, growth in our same-store motor fuel volume would have reached 4.1% this year. In Canada, the growth was mainly a result of the strong economy in Western Canada combined with the CAA program implemented in Quebec.

Gross profit

During 2007, the merchandise and service gross margin was 34.1%, up from 33.4% in 2006. In the United States, the gross margin was 33.6%, up from 33.2% last year. In Canada, it was 35.1% for the current year compared with 33.9%. In both our U.S. and Canadian markets, the reasons behind the increase in gross margin include the impact of improvements in purchasing terms, changes in our product mix with a focus on higher margin items that target customers' demand more specifically, as well as the implementation of our IMPACT program in an increasing number of our stores, including our newly acquired stores. However, in the United States, and primarily during the last quarter, many factors have negatively affected gross margin. More promotional activities introduced due to intense competition in several product categories. The tax hike of $8.20-per-carton on tobacco products in Arizona also affected gross margin, given that the increase was not fully passed on to consumers. Finally, some store acquired during the year were having aggressive price strategies that cannot be modified on a short-term period.

For fiscal 2007, the motor fuel gross margin for our Company-operated stores in the United States slightly decreased to 14.90¢ per gallon compared with 15.14¢ per gallon in the previous fiscal year. In Canada, it also fell to Cdn4.31¢ per litre compared with Cdn5.00¢ per litre last year.

The following table provides some information related to the motor fuel gross margin of our Company-operated stores in the United States for the last eight quarters:

(US cents per gallon)
					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 29, 2007
Before deduction of expenses related to electronic payment modes	13.60	20.73	13.19	13.12	14.90
Expenses related to electronic payment modes	3.82	3.77	3.12	3.59	3.52
After deduction of expenses related to electronic payment modes	9.78	16.96	10.07	9.53	11.38
53-week period ended April 30, 2006
Before deduction of expenses related to electronic payment modes	14.86	17.05	17.63	10.96	15.14
Expenses related to electronic payment modes	2.98	3.50	3.24	3.31	3.26
After deduction of expenses related to electronic payment modes	11.88	13.55	14.39	7.65	11.88

Operating, selling, administrative and general expenses

Operating, selling, administrative and general expenses increased by 0.8% as a percentage of merchandise and service revenues in fiscal 2007. These costs were significantly affected by higher salaries, due, in part, to a labour shortage in certain regions and by the increase in expenses related to electronic payment modes, which vary in line with motor fuel sales. These factors each explained 0.4% of the increase.

The new legislative proposal in the U.S. regarding minimum wage aims to increase minimum wage from the current $5.15 to $7.25 per hour. The Bill has been submitted to the Senate. If the proposal is adopted, Couche-Tard estimates that this legislation will have an impact of approximately $5.0 million on its results before taxes.

Depreciation and amortization of property and equipment and other assets

The increase in depreciation expense stems primarily from investments made in 2006 and 2007 through acquisitions and the ongoing implementation of the IMPACT program in our network.

Financial expenses

Financial expenses were up $14.0 million compared with last year. The increase is primarily due to higher average interest rate and average borrowings.

Income taxes

Following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the Quebec Taxation Act, we posted a $9.9 million unusual retroactive income tax expense in the first quarter of the current fiscal year. Excluding this element, the effective income tax rate of fiscal 2007 was 33.52%, which is slightly lower than the rate of 34.09% observed in 2006.

Net earnings

We closed fiscal 2007 with net earnings of $196.4 million, which equals $0.97 per share or $0.94 per share on a diluted basis compare to $196.2 million in fiscal 2006. On a 52-week comparable period, net earnings rose $2.9 million or 1.5%. If we consider a comparable motor fuel net margin1 and exclude the unusual income tax expense posted following the adoption of Bill 15, net earnings would have increased by $35.2 million or 18.2% compared with net earnings in fiscal 2006, standardized over 52 weeks.

Financial Position as at April 29, 2007

As shown by our debt ratios included in the "Selected Consolidated Financial Information" section and our cash flows, our financial position is excellent.

Our total consolidated assets of $3.0 billion as at April 29, 2007 increased by $674.0 million compared with the previous year. The growth is primarily a result of the increases in property and equipment, goodwill and inventory by $657.5 million, $128.0 million and $59.8 million, respectively. These increases were offset by the decrease of $189.8 million in cash and cash equivalents. These variations are primarily due to business acquisitions as well as property and equipment investments for fiscal 2007.

___________________________
1 The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

Shareholders' equity was $1.1 billion as at April 29, 2007, up $179.4 million resulting mainly from net earnings of $196.4 million, $19.5 million in dividends paid, and by the stock-based compensation expense of $4.2 million for fiscal 2007. The net interest-bearing debt to total capitalization ratio stood at 0.39:1 (1) versus 0.15:1 as at April 30, 2006 due to the numerous business acquisition of the year.

Liquidity and Capital Resources

Our principal source of liquidity is net cash provided by operating activities and when we carry out important acquisitions, we draw on our credit facilities. The other principal uses of cash are to finance our capital expenditures, pay dividends, meet debt service requirements, and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving credit facilities as well as potential sale and leaseback transactions will be adequate to meet our liquidity needs in the foreseeable future.

As at April 29, 2007, our total debt was $870.0 million of which $513.2 million consisted of borrowings under the term revolving unsecured operating credit, $350.0 million consisted of 7.5% Subordinated unsecured debt maturing in 2013 and $6.8 million consisted of other long-term debt.

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

_________________

(1)     This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents divided by the addition of shareholders' equity and long-term interest-bearing debt, net of cash and cash equivalents. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Credit Facilities

We have a credit agreement consisting of a revolving unsecured facility of an initial maximum amount of $500.0 million with an initial term of five years that could be extended each year to a five-year term at our request with the consent of the lenders. This facility is effective since September 22, 2006. In addition, the credit agreement includes a clause that permits us to increase the limit by a maximum amount of $250.0 million upon the lenders' consent. On November 15, 2006, we took advantage of this clause for an amount of $150.0 million bringing the maximum available amount to $650.0 million, as at April 29, 2007. The credit facility is available in the following forms:

  A term revolving unsecured operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers' acceptances, with stamping fees and iv) in the form of standby letters of credit not exceeding $50.0 million or the equivalent in Canadian dollars, with applicable fees. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin; and

  An unsecured line of credit in the maximum amount of $50.0 million, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin.

Stand-by fees, which vary based on a financial ratio of the Company and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Stamping fees, standby letters of credit fees, the variable margin used to determine the interest rate applicable to amounts borrowed and stand-by fees are determined according to a leverage ratio of the Company.

Under the new credit agreement, the Company must maintain certain financial ratios. The agreement also imposes certain restrictions on the Company and includes requirements to seek the consent of the lenders to undertake certain transactions.

As at April 29, 2007, the effective interest rate was 6.23%. In addition, Cdn$0.7 million and $16.6 million are used for standby letters of credit. Finally, as at the same date, we are in compliance with the restrictive clauses and ratios imposed by the credit agreement.

Selected Consolidated Cash Flow Information
(In millions of US dollars)	52-week period	53-week period
	ended	ended	Change
	April 29, 2007	April 30, 2006	$
Operating activities
Cash flows (1)	328.7	324.3	4.4
Other	74.3	77.2	(2.9)
Net cash provided by operating activities	403.0	401.5	1.5
Investing activities
Business acquisitions	(600.6)	(91.6)	(509.0)
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	(355.6)	(229.4)	(126.2)
Proceeds from sale and leaseback transactions	35.5	36.2	(0.7)
Other	0.5	(32.0)	32.5
Net cash used in investing activities	(920.2)	(316.8)	(603.4)
Financing activities
Increase in long-term borrowing, net of financial expenses	513.0	-	513.0
Repayment of long-term debt	(167.2)	(6.9)	(160.3)
Dividends paid	(19.5)	(8.7)	(10.8)
Issuance of shares, net of share issue expenses	1.1	0.2	0.9
Net cash used in financing activities	327.4	(15.4)	342.8
Company credit rating
Standard and Poor's	BB	BB
Moody's	Ba1	Ba1

(1)     These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss (gain) on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During 2007, the cash used in other elements is related to the variance in non-cash working capital, which results primarily from the increase in accounts receivable due to our expanding network, offset by the increase in our accounts payable and income taxes payable, also due to our growing network.

Investing activities

Our major investments of fiscal 2007 were the acquisitions of the All Star, Groovin Noovin, Shell, Sparky's, Holland Oil, Stop-n-Save and Spectrum stores. Capital expenditures are primarily related to the ongoing implementation of our IMPACT program throughout our network, our new constructions, as well as the replacement of equipment in some of our stores to enhance our offering of products and services.

Financing activities

Fiscal 2007 was marked by a net increase of $345.9 million in long-term debt on our balance sheet used to finance our investments. We also paid out $19.5 million in dividends.

Contractual Obligations and Commercial Commitments

Set out below is a summary of our material contractual cash obligations as at April 29, 2007:

	2008	2009	2010	2011	2012	Thereafter	Total
	(in millions of US dollars)
Long-term debt	0.2	0.2	0.3	0.3	513.5	353.6	868.1
Capital lease obligations	0.6	0.5	0.5	0.4	0.3	1.3	3.6
Operating lease obligations	174.2	155.9	137.4	123.6	111.8	818.4	1,521.3
Purchase commitments	0.6	1.4	0.7	0.6	0.6	0.6	4.5
Total	175.6	158.0	138.9	124.9	626.2	1,173.9	2,397.5

Long-Term Debt. Our long-term debt consists of: (i) borrowings of $513.2 million under the term revolving unsecured operating credit, bearing interest at variable rates based, upon the form and the currency of the credit used, on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin determined according to a leverage ratio of the Company; (ii) $350.0 million 7.5% Subordinated unsecured debt due December 15, 2013; (iii) 8.75% note payable due 2019 of $4.9 million; and (iv) other long-term debts of $1.9 million.

Capital Lease Obligations. We have generally not used capital leases as a mean of financing; however, some capital leases were assumed in connection with certain acquisitions. These obligations and related assets are included in our consolidated balance sheets.

Operating Lease Obligations. We lease an important portion of our real estate using conventional operating leases. Generally our real estate leases in Canada are for primary terms of five to ten years and in the United States, they are for ten to 20 years, in both cases, with options to renew. These obligations and related assets are not included in our consolidated balance sheets. Under certain of the store leases, we are subject to additional rentals based on store revenues as well as escalations in the minimum future lease amount.

1

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Contingencies. There are various legal proceedings and claims pending against us that are common to our operations for which, in some instances, no provision has been made. While it is not feasible to predict or determine the ultimate outcome of these matters, it is the opinion of management that these suits will not result in monetary damages not covered by insurance that in the aggregate would be material and adverse to our operations.

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

We also issue surety bonds for a variety of business purposes, including bonds for taxes, lottery sales, wholesale distribution and alcoholic beverage sales. In most cases, a municipality or state governmental agency as a condition of operating a store in that area requires the surety bonds.

Off-Balance Sheet Arrangements

In the normal course of business, we finance some of our off-balance sheet activities through operating leases for properties on which we conduct our retail business. Our future commitments are included under "Operating Lease Obligations" in the table above.

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

(In millions of US dollars except for per share data, unaudited)	52 weeks ended April 29, 2007				53 weeks ended April 30, 2006

Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	12 weeks	16 weeks	12 weeks	12 weeks	13 weeks	16 weeks	12 weeks	12 weeks
Revenues	2,972.6	3,498.0	2,759.7	2,857.1	2,638.9	2,944.2	2,391.9	2,182.3
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	99.0	125.0	149.2	118.9	84.0	128.2	115.6	110.8
Depreciation and amortization of property and equipment and other assets	34.4	43.3	28.3	27.8	26.8	33.4	24.0	22.7
Operating income	64.6	81.7	120.9	91.1	57.2	94.8	91.6	88.1
Financial expenses	14.4	16.6	8.5	8.5	8.5	10.8	7.5	7.2
Net earnings	33.4	43.7	74.7	44.6	32.1	54.5	55.5	54.1
Net earnings per share
Basic	$0.17	$0.22	$0.37	$0.22	$0.16	$0.27	$0.27	$0.27
Diluted	$0.16	$0.21	$0.36	$0.21	$0.15	$0.26	$0.27	$0.26

The influences of the volatility of motor fuel gross margin and seasonality have an impact on the variability of our quarterly net earnings. Given the acquisitions in recent years, motor fuel revenues have become a more significant segment of our business and therefore our results are more sensitive to the volatility of motor fuel gross margins.

Analysis of consolidated results for the fiscal year ended April 30, 2006

For the 53-week period ended April 30, 2006, we achieved revenues of $10.2 billion, compared with $8.0 billion in fiscal 2005, a significant increase of 26.4% or $2.1 billion. On a 52-week standardized period, the increase is $1.9 billion or 23.7%. We recorded 77.4% of our revenues in the United States, compared with 76.3% in the previous fiscal year.

In the United States, growth of same-store merchandise revenues (on a 52-week standardized basis) was 5.2% over the prior year while it was 3.9% in Canada. In both the U.S. and Canada, this growth reflects the results from investments in our IMPACT program conversions as well as the efforts made by implementing new pricing strategies on certain product categories and by modifying product mix. In the U.S., the increase in tobacco tax in some regions also contributed to the growth while in Canada, growing smuggling on tobacco products had a negative impact.

In the United States, the growth of same-store motor fuel volume (on a 52-week standardized basis) was 6.0% while it was 2.8% in Canada. The growth in the U.S. reflects, in part, the positive impact of certain pricing strategies, partially offset by the shortage of motor fuel in certain regions in the second and third quarters of 2006 due to the hurricanes.

In addition, in both the U.S. and Canada, growth was negatively affected by pressure on consumer spending caused by the sharp increase in retail pump prices.

Gross profit grew by 15.0% or $233.7 million to $1.8 billion, compared with $1.6 billion for the previous year. On a 52-week standardized period, gross profit increased $199.2 million or 12.8%. This increase is mainly due to higher sales overall and higher margins on merchandise and service revenues and on motor fuel revenues in both Canada and the U.S.

The consolidated merchandise and service gross margin was 33.4%, up from 32.9% in the previous fiscal year. The gross margin in the U.S. was 33.2%, up from 32.6% in the previous year. In Canada, it was 33.9% compared with 33.5% for fiscal 2005. In both our Canadian and U.S. markets, the impact of improvements in purchasing terms, changes in product mix with a focus on higher margin items, the launch of new products that were well received by customers and that generated higher margins, as well as the implementation of our IMPACT program in an increasing number of our stores are behind the increase in gross margin. However, the increase in gross margin in the United States and Canada was also affected by our pricing strategies on certain product categories designed to increase volume.

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

Operating, selling, administrative and general expenses increased by $138.2 million or 11.4% over the previous fiscal year. On a 52-week comparable period, the increase was $110.4 million or 9.1%. This includes an increase of $20.8 million in electronic payment modes related expense, which relates to the increase in the retail price of motor fuel. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses remained unchanged despite the recognition of a non-recurring charge of $5.0 million relating to the termination of certain contracts governing the operation of automatic teller machines in some of our stores in the United States. Not including this non-recurring charge, operating, selling, administrative and general expenses would have decreased by 0.1% as a percentage of merchandise and service revenues, reflecting the effectiveness of our operating model.

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

Net earnings increased by $41.0 million or 26.4%, to $196.2 million or $0.97 per share ($0.94 per share on a diluted basis), compared with $155.2 million or $0.77 per share ($0.75 per share on a diluted basis) in the previous year. On a 52-week standardized period and with a comparable motor fuel net margin1, net earnings for 2006 would have increased 22.7%.

Internal Controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 29, 2007, our management and our external auditors reported that these internal controls were effective.

____________________
1 The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before. The calculation is performed for the Company as a whole.

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents, by taking into account materiality. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded and/or disclosed on a timely basis, as required by law, and is accumulated and communicated to the Company's management, including its Chief Executive Officer and its Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Inventory. Our inventory is comprised mainly of products purchased for resale including tobacco products, grocery items, beverages, packaged and fresh food products, other products and services and motor fuel. Inventories are valued at the lesser of cost and net realizable value. Cost is generally determined by the retail method for in-store merchandise, the average cost method for motor fuel inventory and first-in first-out for distribution centres. Inherent in the determination of gross profit margins are certain management judgments and estimates, which could affect ending inventory valuations and results of operations.

Impairment of Long-lived Assets. We evaluate long-lived assets other than goodwill for indicators of impairment whenever events or changes in circumstances indicate their carrying value may not be recoverable. Management's judgments regarding the existence of impairment indicators are based on market conditions and operational performance. The variability of these factors depends on a number of conditions, including uncertainty about future events. These factors could cause us to conclude that impairment indicators exist and require that impairment tests be performed, which could result in determining that the value of certain long-lived assets is impaired, resulting in a write-down of such long-lived assets.

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

In each of the U.S. states in which we operate, except Michigan, Iowa, Florida, Arizona, Texas and Washington State, there is a state fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up contamination to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. We pay the registration fees and remit the sales taxes to the states where we are a member of the trust fund. Insurance coverage is different in the various states.

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

Insurance and Workers' Compensation. We use a combination of insurance, self-insured retention, and self-insurance for a number of risks including workers' compensation (in certain states), property damages, and general liability claims. Accruals for loss incidences are made based on our claims experience and actuarial assumptions followed in the insurance industry. A material revision to our liability could result from a significant change to our claims experience or the actuarial assumptions of our insurers. Actual losses could differ from accrued amounts. Workers' compensation is covered by government-imposed insurance in Canada and by third-party insurance in our United States operations, except in certain states where we are self-insured. With respect to the third-party insurance in the United States, independent actuarial estimates of the aggregate liabilities for claims incurred serve as a basis for our share of workers' compensation losses.

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

Business Risks

Increases and volatility in crude oil prices and volatility in wholesale petroleum pricing and supply could affect our revenues and gross profit. As a result of our expansion in the United States, our motor fuel revenues have become a greater component of revenues. For the 52-week period ended April 29, 2007, our motor fuel revenues represented approximately 61.8% of total revenues and our motor fuel gross profit accounted for approximately 21.5% of our total gross profit. Crude oil and domestic wholesale petroleum markets display significant volatility. Since we typically have no more than a four to five-day supply of motor fuel, we are susceptible to interruptions in the supply of motor fuel at our facilities. General political conditions and instability in oil producing regions, particularly in the Middle East and South America, could significantly and adversely affect crude oil supplies and wholesale petroleum costs. Local supply interruptions may also occur. For example, in August 2003, a cracked pipeline interrupted the supply of motor fuel to the greater Phoenix area. In addition, any new standards that the U.S. Environmental Protection Agency may impose on petroleum refining that would necessitate changes in the refining process could limit the volume of petroleum products available from refiners in the future. Volatility in wholesale petroleum supply and costs could result in significant changes in the retail price of petroleum products and in lower fuel gross margin per gallon or litre. In addition, changes in the retail price of petroleum products could dampen consumer demand for motor fuel. These factors could materially influence our motor fuel volume, motor fuel gross profit and overall customer traffic, which, in turn, could have a material adverse effect on our operating results and financial condition.

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

The nature of our motor fuel operations and those we acquire present risks of soil and groundwater contamination. In the future, we may incur substantial expenditures for remediation of contamination that has not been discovered at existing stores or at stores, which we may acquire. We believe that a significant number of our current stores may be contaminated and expect to discover that contamination through the normal operation of our business in the future. We regularly monitor our facilities for environmental contamination and take reserves on our financial statements to cover potential environmental remediation and compliance costs, as we consider appropriate. However, we cannot assure that the liabilities for which we have taken reserves are the only environmental liabilities relating to our current and former stores, that material environmental conditions not known to us do not exist, that future laws or regulations will not impose material environmental liability on us or that our actual environmental liabilities will not exceed our reserves. In addition, failure to comply with any environmental regulations or an increase in regulations could materially and adversely affect our operating results and financial condition.

Future tobacco legislation, campaigns to discourage smoking, increases in tobacco taxes and wholesale cost increases of tobacco products could have a material adverse impact on our revenues and profit. Tobacco products represent our largest product category of merchandise and service revenues. For fiscal year ended April 29, 2007, revenues of tobacco products were approximately 37% of total merchandise and service revenues. Significant increases in wholesale cigarette costs and a tax increase on tobacco products, as well as future legislation and national and local campaigns to discourage smoking in the United States and the legislation and campaigns already in effect in Canada, may have an adverse effect on the demand for tobacco products, and therefore reduce our revenues and profits.

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

Acquisitions have been a substantial part, and are expected to continue to be a part, of our growth strategy, which could expose us to significant business risks. Acquisitions have been a significant part of our growth strategy. We expect to continue to selectively seek strategic acquisitions in the future. Our ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, if at all. Acquisitions may expose us to additional risks, including:

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

Regulations related to wages also affect our business. Any appreciable increase in the statutory minimum wage would result in an increase in our labour costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could adversely affect our business, financial condition and results of operations.

Any change in the legislation or regulations described above that is adverse to our properties and us could affect our operating and financial performance. In addition, new regulations are proposed from time to time which, if adopted, could have a material adverse effect on our operating results and financial condition.

We are subject to short-term interest rate fluctuations. Since approximately 99% of our long-term debt is directly or indirectly (through interest rate swaps) based on a variable interest rate of no longer than six months in duration, we can experience interest expense variances solely based on changes in short-term interest rates.

Lawsuits relating to tobacco products. We sell cigarettes and other tobacco-related products at all of our convenience stores. In addition, we sell brands of cigarettes that are manufactured to be sold by the Company on an exclusive basis. We are not currently a named party in any health-related tobacco litigation. However, various health-related legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising and marketing of cigarettes have been brought against vendors of tobacco products and may be instituted against us in the future. Damages in amounts escalating into the hundreds of millions and even billions of dollars have been pleaded in suits brought against vendors of cigarettes. An unfavourable verdict against us in any health-related suit could adversely affect our financial condition and ability to pay interest and principal on our debts. Moreover, we have not established any reserves for the payment of expenses or adverse results related to any potential health-related litigation.

Changes in regional economic conditions may influence the retail industry, consumer preferences and spending patterns. Our revenues may be negatively influenced by changes in regional or local economic variables and consumer confidence. External factors that affect economic variables and consumer confidence and over which we exercise no influence include unemployment rates, levels of personal disposable income and regional or local economic conditions. Changes in economic conditions could adversely affect consumer spending patterns, travel and tourism in certain of our market areas. Some of our stores are located in coastal, resort or tourist destinations and, historically, travel and consumer behaviour in such markets is more severely affected by weak economic conditions.

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

Other risks

Motor Fuel Margin risk. These stores acquired in recent years have motor fuel sales that represent a large part of their business. As a result, we are more sensitive to the changes in the motor fuel gross margin. For example, in fiscal 2007, a change of one cent per gallon would have resulted in a change of $24.7 million in the motor fuel gross profit. Such amount would impact net earnings by $0.08 per share (same per share on a diluted basis) for our Company-operated stores in the U.S.

Electronic payment modes related expense risk. The majority of our electronic payment modes related expense is based on retail prices of motor fuel. We are exposed to significant fluctuations in electronic payment modes related expense as a result of the large increase in motor fuel selling prices particularly in our U.S. markets. For example, based on fiscal 2007, for each ten-cent increase in the retail-selling price of a gallon of motor fuel in the United States, the electronic payment modes related expense would have increased by approximately $3.5 million. In Canada, for each Cdn ten-cent increase in the selling price of a litre of motor fuel, electronic payment modes related expense would have increased by approximately $1.5 million. Such amounts would impact net earnings by $0.02 per share on a diluted basis.

Interest Rate Risk. We are exposed to market risk relating to changes in interest rates associated with our variable rate debt. We have a significant amount of debt, $863.2 million of which, in effect, bears interest at floating rates, including the $350.0 million 7.5% Subordinated unsecured debt that is subject to interest rate swaps. By applying interest rates as they were in effect on April 29, 2007 to our current debt, our total interest expense would be approximately $61.8 million. A one-percentage point increase in interest rates would increase our total annual interest expense by $8.6 million or $0.03 per share on a diluted basis.

Seasonality and natural disasters. Weather conditions can have an impact on our revenues as historical purchase patterns indicate that our customers increase their transactions and also purchase higher margin items when weather conditions are favourable. Consequently, our results are seasonal and typically more profitable during the summer months. Motor fuel volumes and margins are also seasonal as volumes increase during the summer driving season as well as margins. Motor fuel margins are subject to fluctuation due to supply changes and can differ from historical norms. We have operations in the Southeast and Westcoast regions of the United States and although these regions are generally known for their mild weather, these regions are susceptible to severe storms including hurricanes, like we experienced in fiscal 2006 and 2005, as well as earthquakes in the Westcoast region and other natural disasters. We could be also impacted by other occurrences in these regions such as energy shortages or increase in energy prices. Consequently, our operating results and cash flow from operations could be adversely affected. Moreover, since we decided, during fiscal 2006, not to renew our insurance coverage for material damages related to hurricanes, such natural disasters could adversely affect our operating results and financial condition.

Outlook

During fiscal 2008, we will pursue our investments in order to deploy our IMPACT program in approximately 400 stores. These investments will be approximately $300.0 million, which we plan to finance with our net cash provided by operating activities. Regarding stores acquisitions, we are confidents to realized 250 of them.

While we are aware that our results depend on several external factors, including the exchange rate effect and the motor fuel net margin, we are confident to increase our profitability next year.

Finally, in line with our business model, we will continue to focus our resources on the sale of fresh products and to innovation, including the introduction of new products and services, in order to satisfy the needs of our growing clientele.

July 17, 2007

Alimentation Couche-Tard Inc.
Consolidated Financial Statements
April 29, 2007, April 30, 2006 and April 24, 2005

Alimentation Couche-Tard –  1

MANAGEMENT'S REPORT

The consolidated financial statements of Alimentation Couche-Tard Inc. and financial information contained in this Annual Report are the responsibility of management. This responsibility is applied through a judicious choice of accounting procedures and principles, the application of which requires the informed judgment of management. The consolidated financial statements were prepared according to generally accepted accounting principles in Canada and were approved by the Board of Directors. In addition, the financial information included in the Annual Report is consistent with the consolidated financial statements.

Alimentation Couche-Tard Inc. maintains accounting and administrative control systems which, in the opinion of management, ensure reasonable accuracy, relevance and reliability of financial information and well-ordered, efficient management of the Company's affairs.

The Board of Directors is responsible for approving the consolidated financial statements included in this Annual Report, primarily through its Audit Committee. This Committee, which holds periodic meetings with members of management as well as external auditors, reviewed the consolidated financial statements of Alimentation Couche-Tard Inc. and recommended their approval to the Board of Directors.

The enclosed consolidated financial statements were audited by Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, and their report indicates the extent of their audit and their opinion on the consolidated financial statements.

June 13, 2007

Alain Bouchard	Richard Fortin
Chairman of the Board,	Executive Vice-President
President and Chief Executive Officer	and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
Alimentation Couche-Tard Inc.

We have audited the consolidated balance sheets of Alimentation Couche-Tard Inc. as at April 29, 2007 and April 30, 2006 and the consolidated statements of earnings, contributed surplus, retained earnings and cash flows for each of the years in the three-year period ended April 29, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 29, 2007 and April 30, 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended April 29, 2007 in accordance with Canadian generally accepted accounting principles.

Alimentation Couche-Tard –  2

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Alimentation Couche-Tard Inc.'s internal control over financial reporting as at April 29, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 13, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Raymond Chabot Grant Thornton, LLP
Chartered Accountants

Montréal, Canada
June 13, 2007

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Alimentation Couche-Tard Inc. We have carried out an evaluation of the effectiveness of our internal control over financial reporting with the participation of our chief executive officer and chief financial officer, as of the end of our fiscal year ended April 29, 2007. The framework on which such evaluation was based is contained in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded that our internal control over financial reporting was effective as of April 29, 2007.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting for Alimentation Couche-Tard Inc. as of April 29, 2007, which is included herein.

June 13, 2007

Alain Bouchard	Richard Fortin
Chairman of the Board,	Executive Vice-President
President and Chief Executive Officer	and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders of
Alimentation Couche-Tard Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Alimentation Couche-Tard Inc. maintained effective internal control over financial reporting as of April 29, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alimentation Couche-Tard Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

Alimentation Couche-Tard –  3

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

In our opinion, management's assessment that Alimentation Couche-Tard Inc. maintained effective internal control over financial reporting as of April 29, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Alimentation Couche-Tard Inc. maintained, in all material respects, effective internal control over financial reporting as of April 29, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alimentation Couche-Tard Inc. as of April 29, 2007 and April 30, 2006 and the consolidated statements of earnings, contributed surplus, retained earnings and cash flows for each of the years in the three-year period ended April 29, 2007 and our report dated June 13, 2007 expressed an unqualified opinion on those consolidated financial statements.

Raymond Chabot Grant Thornton, LLP
Chartered Accountants

Montréal, Canada
June 13, 2007

Alimentation Couche-Tard –  4

CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars (Note 2), except per share amounts)
	2007	2006	2005
	(52 weeks)	(53 weeks)	(52 weeks)
	$	$	$
Revenues	12,087.4	10,157.3	8,036.8
Cost of sales	10,082.9	8,365.8	6,479.0
Gross profit	2,004.5	1,791.5	1,557.8

Operating, selling, administrative and general expenses	1,512.4	1,352.9	1,214.7
Depreciation and amortization of property and equipment and other assets (Note 6)	133.8	106.9	83.9
	1,646.2	1,459.8	1,298.6
Operating income	358.3	331.7	259.2
Financial expenses (Note 6)	48.0	34.0	30.7
Earnings before income taxes	310.3	297.7	228.5
Income taxes (Note 7)	113.9	101.5	73.3
Net earnings	196.4	196.2	155.2

Net earnings per share (Note 8)
Basic	0.97	0.97	0.77
Diluted	0.94	0.94	0.75

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars (Note 2))
	2007	2006	2005
	(52 weeks)	(53 weeks)	(52 weeks)
	$	$	$
Balance, beginning of year	9.4	5.6	3.2
Stock-based compensation (Note 20)	4.2	3.8	2.5
Fair value of stock options exercised	(0.2)	-	(0.1)
Balance, end of year	13.4	9.4	5.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars (Note 2))
	2007	2006	2005
	(52 weeks)	(53 weeks)	(52 weeks)
	$	$	$
Balance, beginning of year	505.0	317.5	162.3
Net earnings	196.4	196.2	155.2
	701.4	513.7	317.5
Dividends	(19.5)	(8.7)	-
Balance, end of year	681.9	505.0	317.5

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard –  5

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars (Note 2))
	2007	2006	2005
	(52 weeks)	(53 weeks)	(52 weeks)
	$	$	$
Operating activities
Net earnings	196.4	196.2	155.2
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other
assets, net of amortization of deferred credits	114.4	99.2	75.0
Future income taxes	21.7	26.8	26.4
(Gain) loss on disposal of property and equipment and other assets	(3.8)	2.1	1.7
Deferred credits	30.5	15.2	13.5
Other	13.1	4.8	(1.7)
Changes in non-cash working capital (Note 9)	30.7	57.2	46.0
Net cash provided by operating activities	403.0	401.5	316.1

Investing activities
Business acquisitions (Note 5)	(600.6)	(91.6)	(69.6)
Purchase of property and equipment	(373.4)	(245.3)	(182.8)
Proceeds from sale and leaseback transactions	35.5	36.2	19.9
Temporary investments	21.1	(21.0)	-
Proceeds from disposal of property and equipment and other assets	17.8	15.9	20.5
Increase in other assets	(15.6)	(7.0)	(6.5)
Liabilities related to business acquisitions	(5.0)	(4.0)	(5.1)
Net cash used in investing activities	(920.2)	(316.8)	(223.6)

Financing activities
Increase in long-term debt, net of financing costs	513.0	-	0.2
Repayment of long-term debt	(167.2)	(6.9)	(6.3)
Dividends paid	(19.5)	(8.7)	-
Issuance of shares, net of share issue expenses	1.1	0.2	9.3
Net cash provided by (used in) financing activities	327.4	(15.4)	3.2
Effect of exchange rate fluctuations on cash and cash equivalents	-	9.5	3.2
Net (decrease) increase in cash and cash equivalents	(189.8)	78.8	98.9
Cash and cash equivalents, beginning of year	331.5	252.7	153.8
Cash and cash equivalents, end of year	141.7	331.5	252.7

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard –  6

CONSOLIDATED BALANCE SHEETS
as at April 29, 2007 and April 30, 2006
(in millions of US dollars (Note 2))
	2007	2006
	$	$
Assets
Current assets
Cash and cash equivalents	141.7	331.5
Temporary investments	-	21.4
Accounts receivable (Note 10)	199.0	153.0
Income taxes receivable (Note 7)	-	0.7
Inventories (Note 11)	382.1	322.3
Prepaid expenses	13.5	15.2
Future income taxes (Note 7)	22.7	18.9
	759.0	863.0
Property and equipment (Note 12)	1,671.6	1,014.1
Goodwill (Note 14)	373.8	245.8
Trademarks and licenses	168.7	175.4
Other assets (Note 13)	69.2	70.3
Future income taxes (Note 7)	0.9	0.6
	3,043.2	2,369.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 16)	740.3	681.8
Income taxes payable (Note 7)	46.6	-
Current portion of long-term debt (Note 17)	0.5	8.0
Future income taxes (Note 7)	0.1	0.1
	787.5	689.9
Long-term debt (Note 17)	869.5	516.1
Deferred credits and other liabilities (Note 18)	161.9	127.2
Future income taxes (Note 7)	78.9	70.0
	1,897.8	1,403.2

Shareholders' equity
Capital stock (Note 19)	352.3	351.0
Contributed surplus	13.4	9.4
Retained earnings	681.9	505.0
Cumulative translation adjustments	97.8	100.6
	1,145.4	966.0
	3,043.2	2,369.2

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Alain Bouchard	Richard Fortin
Director	Director

Alimentation Couche-Tard –  7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

1.     Governing statutes and nature of operations

Alimentation Couche-Tard Inc. (the Company) is incorporated under the Companies Act (Quebec).

The Company owns and licenses 5,513 convenience stores across North America of which 4,072 are Company-operated and generates income primarily from the sales of tobacco products, grocery items, beverages, fresh food offerings, including quick service restaurants, other products and services and motor fuel.

2.     Basis of presentation

Year end date

The Company's year end is the last Sunday of April of each year. For comparative purposes, the years ended April 29, 2007, April 30, 2006 and April 24, 2005 are referred to as 2007, 2006 and 2005. The year ended April 29, 2007 has 52 weeks (53 weeks in 2006 and 52 weeks in 2005).

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

The Company adopted these new recommendations both early and prospectively on July 18, 2005. The implementation of these new recommendations did not have a material impact on the Company's consolidated financial statements.

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

For 2005, the impact of those changes resulted in a $1.7 increase of the depreciation expense, a $3.5 increase in lease expense and in a $3.7 decrease in net earnings as well as a decrease of $0.02 in diluted net earnings per share.

Alimentation Couche-Tard –  8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
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

The implementation of this guideline did not have any material impact on the Company's consolidated financial statements.

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

For 2005, the impact on net earnings is a decrease of $1.8 ($0.01 per share on a diluted basis).

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

Recording of certain consideration received from a vendor

On January 31, 2005, the Company adopted both early and retroactively the amended recommendations of the Emerging Issues Committee of the CICA relating to the third topic of Abstract 144 (EIC-144), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor". These amendments address the recognition, measurement and disclosure requirements for vendor rebates and state that those rebates must be recognized when probable and reasonably estimable. Therefore, vendor rebates recognized in earnings and for which the full requirements for entitlement have not yet been met would be disclosed. The implementation of these new recommendations did not have any material impact on the Company's consolidated financial statements.

Generally accepted accounting principles

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles", which establishes standards for financial reporting in accordance with Canadian GAAP and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The application of these new standards was done prospectively starting on April 26, 2004 and had no material impact on the Company's consolidated financial statements, except for the lease accounting described above.

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

Foreign currency translation

The non-consolidated financial statements of the Company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

As a result, in the Company's consolidated financial statements, the Canadian and corporate operations are translated into US dollars using the current rate method. Under this method, assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Capital stock, Contributed surplus and Retained earnings are translated using the historical rate. Gains and losses arising from translation are included in the Cumulative translation adjustments account in the Shareholders' equity.

Alimentation Couche-Tard –  9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

4.     Accounting policies (continued)

Net earnings per share

Basic net earnings per share is calculated by dividing the net earnings available to Class A and Class B shareholders by the weighted average number of Class A and Class B shares outstanding during the year. Diluted net earnings per share is calculated using the treasury stock method and takes into account the dilutive effect of stock options.

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

Operating, selling, administrative and general expenses

The main items comprising Operating, selling, administrative and general expenses are labour, building occupancy costs and overhead and include advertising expenses that are charged as incurred in the amount of $28.2 in 2007, $26.8 in 2006 and $21.6 in 2005.

Self-insurance

In the United States, the Company is self-insured for certain losses related to general liability and workers' compensation. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. This cost is estimated based upon analysis of the Company's historical data and actuarial estimates.

Cash and cash equivalents

Cash includes cash and demand deposits. Cash equivalents include highly liquid investments that can be converted into cash for a fixed amount and that mature less than three months from the date of acquisition.

Temporary investments

Temporary investments are comprised of securities that have maturities of more than three months and are valued at the lower of cost and fair value.

Inventories

Inventories are valued at the lesser of cost and net realizable value. Cost of merchandise - distribution centres is determined according to the first-in first-out method, the cost of merchandise - retail is valued based on the retail price less a normal margin and the cost of motor fuel inventory is determined according to the average cost method.

Vendor rebates

The Company records cash received from vendors related to vendor rebates as a reduction in the price of the vendors' products and reflects them as a reduction of costs of sales and related inventory in its consolidated statements of earnings and balance sheets when those rebates satisfy the recognition criteria. Amounts received but not yet recognized are presented in deferred credits.

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

Buildings	3 to 40 years
Equipment	3 to 40 years
Buildings under capital leases	Lease term

Leasehold improvements and property and equipment on leased properties are amortized and depreciated over the lesser of their useful lives and the term of the lease.

Rent expense

Rent expense is recognized in earnings using the straight-line method.

Alimentation Couche-Tard – 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

4.     Accounting policies (continued)

Goodwill

Goodwill is the excess of the cost of an acquired business over the fair value of underlying net assets acquired from the business at the time of acquisition. Goodwill is not amortized. Rather it is tested for impairment annually, or more frequently should events or changes in circumstances indicate that it might be impaired. Should the carrying amount of a reporting unit's goodwill exceed its fair value, an impairment loss would be recognized.

Trademarks and licenses

Trademarks and licenses have indefinite lives, are recorded at cost and are not amortized.

Impairment of long-lived assets

Long-lived assets are tested for impairment should events or circumstances indicate that their book value may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use and eventual disposal. Should the carrying amount of long-lived assets exceed their fair value, an impairment loss in the amount of the excess would be recognized.

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

Employee future benefits

The Company accrues its obligations under employee pension plans and the related costs, net of plan assets. The Company has adopted the following policies with respect to the defined benefit plans:

  the accrued benefit obligations and the cost of pension benefits earned by active employees are actuarially determined using the projected benefit method prorated on service and pension expense is recorded in results as the services are rendered by active employees. The calculations reflect management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees;

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

Hedging and derivative financial instruments

The Company uses derivative financial instruments by way of interest rate swaps to manage current and forecasted risks related to interest rate fluctuations associated with the Company's subordinated unsecured debt. The Company does not use freestanding derivative financial instruments for trading or speculative purposes.

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

In the case of an early termination of one of the interest swap agreements or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated statement of earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated statement of earnings at the time of the extinguishment of the debt.

Alimentation Couche-Tard – 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

4.     Accounting policies (continued)

The Company has also designated its entire US dollars denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in cumulative translation adjustments account in the shareholders' equity to offset the foreign currency translation adjustments on the investments.

Disclosure of guarantees

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

2007

During 2007, the Company made the following business acquisitions:

  effective April 10, 2007, acquisition, from Star Fuel Marts, LLC, of 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. 42 of the 53 stores are operated under operating leases;

  effective February 26, 2007: acquisition, from Richcor, Inc., of 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States;

  effective December 1, 2006: the Company purchased a network of 236 stores from Shell Oil Products US and its affiliate, Motiva Enterprises LLC. The majority of the stores acquired are operated under the Shell banner in the regions of Baton Rouge, Denver, Memphis, Orlando, Tampa and in the Southwest Florida, United States. Of the 236 stores, 174 are company-operated, 50 are operated by independent store operators and 12 have a motor fuel supply agreement;

  effective October 30, 2006: the Company purchased, from Sparky's Oil Company, 24 company-operated stores operating under the Sparky's banner in the West Central Florida, United States;

  effective October 4, 2006: from Holland Oil Company, purchase of 56 company-operated stores operating under the Holland Oil and Close to Home banners in Ohio, United States. Two of the acquired stores were immediately closed;

  effective August 21, 2006: purchase of a network of 24 stores operating under the Stop-n-Save banner in the Monroe area of Louisiana, United States from Moore Oil Company LLC. Of these 24 stores, 11 are operated by the Company and 13 are operated by independent store operators;

  effective June 12, 2006: from Spectrum Stores, Inc. and Spectrum Holding, Inc., purchase of 90 company-operated stores, the majority of which are operated under the Spectrum banner in the States of Alabama and Georgia in the United States;

These acquisitions were settled for a total cash consideration of $600.6, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since certain independent third party evaluations have not been finalized and since the Company has not completed its fair value assessment, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	35.3
Property and equipment	461.2
Other assets	1.3
Total tangible assets	497.8
Liabilities assumed
Accounts payable and accrued liabilities	5.3
Deferred credits and other liabilities	6.8
Total liabilities	12.1
Net tangible assets acquired	485.7
Non-compete agreement	1.0
Trademark	0.4
Goodwill	113.5
Total consideration paid, including direct acquisition costs	600.6

The Company expects that approximately $50.0 of the goodwill related to these transactions will be deductible for tax purposes.

Alimentation Couche-Tard – 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

5.     Business acquisitions (continued)

2006

During 2006, the Company made the following business acquisitions:

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

These four acquisitions were settled for a total cash consideration of $91.6, financed from the Company's available cash. The net assets acquired included working capital of $4.6, property and equipment of $81.4, goodwill of $3.9, trademarks and licences of $2.0, other assets of $1.3 and deferred credits and other liabilities of $1.6. Most of the goodwill related to these transactions is deductible for tax purposes.

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

These three acquisitions were settled for a total cash consideration of $69.6 financed from the Company's available cash. The net assets acquired included working capital of $3.3, property and equipment of $64.0 and goodwill of $2.3. Most of the goodwill related to these transactions is deductible for tax purposes.

6.     Supplementary information relating to the consolidated statements of earnings

	2007	2006	2005
	$	$	$
Depreciation and amortization
Property and equipment	132.3	106.1	83.1
Other assets	1.5	0.8	0.8
	133.8	106.9	83.9

Financial expenses
Interest on long-term debt	45.1	30.6	27.1
Amortization of deferred financing costs	2.7	3.1	3.1
	47.8	33.7	30.2
Interest on short-term debt	0.2	0.3	0.5
	48.0	34.0	30.7

Interest expense

Interest expense on long-term debt is net of interest income. Interest income totals $6.0 in 2007, $8.5 in 2006 and $2.2 in 2005.

Supplementary information related to the rental expense included in Operating, selling, administrative and general expenses:

	2007	2006	2005
	$	$	$
Net rent expense
Rent expense	184.7	174.0	158.5
Sub-leasing income	(14.9)	(11.5)	(11.7)
	169.8	162.5	146.8

Alimentation Couche-Tard – 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

7.     Income taxes
	2007	2006	2005
	$	$	$
Current income taxes	92.2	74.7	46.9
Future income taxes	21.7	26.8	26.4
	113.9	101.5	73.3

Earnings before income taxes
Domestic	93.4	79.7	96.5
Foreign	216.9	218.0	132.0
	310.3	297.7	228.5

Current income taxes
Domestic	37.0	12.4	26.1
Foreign	55.2	62.3	20.8
	92.2	74.7	46.9

Future income taxes
Domestic	0.4	4.8	4.4
Foreign	21.3	22.0	22.0
	21.7	26.8	26.4

The principal items which resulted in differences between the Company's effective income tax rates and the combined statutory rates in Canada are detailed as follows:

	2007	2006	2005
	%	%	%
Combined statutory income tax rate in Canada (a)	35.03	32.46	32.28
Impact of tax rate increases (decreases)	0.30	(0.02)	(0.32)
Other permanent differences	(1.81)	1.65	0.12
Effective income tax rate before unusual retroactive income tax expense	33.52	34.09	32.08
Unusual retroactive income tax expense (b)	3.19	-	-
Effective income tax rate	36.71	34.09	32.08

(a)    The Company's combined statutory income tax rate in Canada includes the appropriate provincial income tax rates.

(b)    On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, in 2007, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

The components of future income tax assets (liabilities) are as follows:

	2007	2006
	$	$
Short-term net future income tax assets
Expenses deductible in future years	18.7	17.1
Deferred credits	0.1	0.2
Other	3.8	1.5
	22.6	18.8

Long-term net future income tax liabilities
Trademarks and licences	(49.0)	(56.2)
Property and equipment	(45.5)	(21.4)
Deferred credits	9.8	8.9
Non-capital losses	8.4	3.8
Expenses deductible in future years	6.3	5.2
Goodwill	(5.0)	(1.9)
Borrowing and share issue costs	0.4	1.2
Other	(3.4)	(9.0)
	(78.0)	(69.4)

Alimentation Couche-Tard – 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

8. Net earnings per share

The following table presents the information for the computation of basic and diluted net earnings per share:
	2007	2006	2005
	$	$	$
Net earnings attributable to Class A and B shareholders	196.4	196.2	155.2

Weighted average number of shares (in thousands)	202,119	202,030	201,342
Dilutive effect of stock options (in thousands)	6,087	5,632	5,020
Weighted average number of diluted shares (in thousands)	208,206	207,662	206,362

Basic net earnings per share available for Class A and B shareholders	0.97	0.97	0.77

Diluted net earnings per share available for Class A and B shareholders	0.94	0.94	0.75

In calculating diluted net earnings per share for 2007, 504,996 stock options (170,000 in 2006 and 465,000 in 2005) are excluded due to their antidilutive effect.

9. Supplementary information relating to the consolidated statements of cash flows

The changes in non-cash working capital are detailed as follows:
	2007	2006	2005
	$	$	$
Accounts receivable	(41.6)	(37.9)	(5.9)
Inventories	(24.4)	(9.9)	(5.9)
Prepaid expenses	1.8	(5.3)	1.8
Accounts payable and accrued liabilities	59.3	76.8	119.1
Income taxes	35.6	33.5	(63.1)
	30.7	57.2	46.0

Cash flows relating to interest and income taxes of operating activities are detailed as follows:

	2007	2006	2005
	$	$	$
Interest paid	50.6	36.8	30.3
Income taxes paid	57.7	42.2	110.9

10. Accounts receivable
		2007	2006
		$	$
Trade accounts receivable and vendor rebates receivable		94.2	70.1
Credit and debit cards receivable		90.7	66.0
Environmental costs receivable		2.6	2.0
Other accounts receivable		11.5	14.9
		199.0	153.0

11. Inventories
		2007	2006
		$	$
Merchandise – retail		251.1	216.0
Motor fuel		108.9	84.8
Merchandise – distribution centres		22.1	21.5
		382.1	322.3

Alimentation Couche-Tard – 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

12. Property and equipment
			2007
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	496.4	-	496.4
Buildings	396.4	57.9	338.5
Leasehold improvements	239.9	92.7	147.2
Equipment	1,049.6	360.5	689.1
	2,182.3	511.1	1,671.2
Buildings under capital leases	4.1	3.7	0.4
	2,186.4	514.8	1,671.6

			2006
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	240.8	-	240.8
Buildings	202.2	44.3	157.9
Leasehold improvements	198.6	74.5	124.1
Equipment	780.4	289.6	490.8
	1,422.0	408.4	1,013.6
Buildings under capital leases	4.1	3.6	0.5
	1,426.1	412.0	1,014.1

13. Other assets
		2007	2006
		$	$
Deferred charges, net		25.8	28.2
Environmental costs receivable		20.7	19.8
Accrued pension benefit asset		8.3	8.6
Deposits		1.5	2.1
Other, at cost		12.9	11.6
		69.2	70.3

14. Goodwill

		2007	2006
		$	$
Balance, beginning of year		245.8	224.8
Increase related to business acquisitions		113.5	3.9
Increase related to single store acquisitions		12.8	1.1
Changes to purchase price allocations		1.5	-
Effect of exchange rate fluctuations		0.2	16.0
Balance, end of year		373.8	245.8

15.   Bank indebtedness

On September 22, 2006, the Company entered into a new credit agreement, replacing its secured senior term and renewable credit facilities.

As of April 29, 2007, bank indebtedness reflects the used portion of the unsecured line of credit available to the Company under its new credit agreement which is described in Note 17 while as of April 30, 2006, bank indebtedness reflected the used portion of the credit facilities available to the Company under its previous credit agreement. As of April 29, 2007, the available line of credit is unused while as of April 30, 2006, the available credit facilities were unused with the exception of certain letters of guarantee.

As of April 30, 2006, the Company had a credit agreement consisting of a five-year renewable operating credit, maturing in December 2008, in the amount of Cdn$50.0 available in Canadian or US dollars or as letters of guarantee not exceeding Cdn$10.0 or the equivalent in US dollars, bearing interest at the Canadian or US prime rate plus 0.25% to 1.0% or at LIBOR plus 1.25% to 2.0%, depending on whether certain financial ratios had been achieved. The operating credit was also available in the form of bankers' acceptances with stamping fees of 1.25% to 2.0%, depending on whether certain financial ratios had been achieved. As at April 30, 2006, an amount of Cdn$49.1 was available under this operating credit and the effective interest rate was 6.25%. The credit agreement also provided for a five-year renewable operating credit, maturing in December 2008, in the amount of $75.0 available in US dollars and as letters of guarantee not exceeding $30.0, bearing interest at the US prime rate plus 0.25% to 1.0% or at LIBOR plus 1.25% to 2.0% depending on whether certain financial ratios had been achieved. As at April 30, 2006, an amount of $59.5 was available under this operating credit and the effective interest rate was 6.25%. These credit facilities were subject to the same guarantees and restrictive covenants which applied to the secured term loans described in Note 17.

Alimentation Couche-Tard – 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

16. Accounts payable and accrued liabilities

	2007	2006
	$	$
Accounts payable and accrued expenses	537.0	494.1
Sales and other taxes payable	88.2	61.9
Salaries and related benefits	61.1	49.2
Deferred credits	14.7	11.0
Environmental costs	9.0	9.9
Other	30.3	55.7
	740.3	681.8

17. Long-term debt

	2007	2006
	$	$
Term revolving unsecured operating credit granted under the new credit agreement(a)	513.2	-
Subordinated unsecured debt (b)	350.0	350.0
Note payable, secured by the assets of certain stores, 8.75%, repayable in monthly instalments, maturing in 2019	4.9	5.2
Obligations related to buildings under capital leases, rates varying from 11.36% to 12.54% (6.89% to 13.25% in 2006), payable on various dates until 2019	1.9	2.3
Secured term loans granted under the previous credit agreement (c)
Term loan "A"	-	19.5
Term loan "B"	-	147.0
Mortgage loans secured by land and buildings, rates varying from 7.0% to 8.0%, payable in monthly instalments	-	0.1
	870.0	524.1
Current portion of long-term debt	0.5	8.0
	869.5	516.1

(a) Term revolving unsecured operating credit granted under the new credit agreement:

As at April 29, 2007, the Company has a credit agreement consisting of a revolving unsecured facility of an initial maximum amount of $500.0 with an initial term of five years that could be extended each year to a five-year term at the request of the Company with the consent of the lenders. This facility is effective since September 22, 2006. In addition, the credit agreement includes a clause that permits the Company to increase the limit by a maximum amount of $250.0. On November 15, 2006, the Company took advantage of this clause for an amount of $150.0 bringing the maximum available amount to $650.0, as at April 29, 2007. The credit facility is available in the following forms:

  A term revolving unsecured operating credit, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers' acceptances, with stamping fees and iv) in the form of standby letters of credit not exceeding $50.0 or the equivalent in Canadian dollars, with applicable fees. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin; and

  As mentioned in Note 15, an unsecured line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the U.S. prime rate or the U.S. base rate plus a variable margin.

Stand-by fees, which vary based on a ratio and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Stamping fees, standby letters of credit fees, the variable margin used to determine the interest rate applicable to amounts borrowed and stand-by fees are determined according to a leverage ratio of the Company.

Under the new credit agreement, the Company must maintain certain financial ratios. The agreement also imposes certain restrictions on the Company and includes requirements to seek the consent of the lenders to undertake certain transactions.

As at April 29, 2007, the effective interest rate is 6.23%. In addition, Cdn$0.7 and $16.6 are used for standby letters of credit. Finally, as at the same date, the Company is in compliance with the restrictive clauses and ratios imposed by the credit agreement.

(b) Subordinated unsecured debt:

Subordinated unsecured debt, maturing December 15, 2013, bearing interest at a rate of 7.5% and redeemable under certain conditions as of December 15, 2008.

The total amount of the loan is subject to interest rate swaps (see Note 23).

The subordinated unsecured debt agreement imposes restrictions on certain transactions.

Alimentation Couche-Tard – 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

17.     Long-term debt (continued)

(c) Secured term loans granted under the previous credit agreement:

   Term loan "A":

Term loan "A", maturing on December 17, 2008, payable in quarterly instalments increasing gradually from 2.5% of the balance of the loan to 7.5% of the balance of the loan from July 2008, bearing interest at the Canadian prime rate plus 0.25% to 1.0% or the LIBOR rate plus 1.25% to 2.0%, depending on whether certain financial ratios were achieved. As at April 30, 2006, the effective interest rate was 6.25%;

   Term loan "B":

Term loan "B", maturing on December 17, 2010, payable in quarterly instalments of 0.25% of the balance of the loan for the first six years and in quarterly instalments of 23.5% of the balance of the loan for the seventh year, bearing interest at the prime US rate plus 0.75% or the LIBOR rate plus 1.75%. As at April 30, 2006, the effective interest rate was 6.75%.

Substantially all of the Company's assets were pledged to secure these term loans.

Under the previous credit agreement, the Company had to maintain certain financial ratios. The agreement also imposed certain restrictions on the Company and included requirements to seek the consent of the lenders to undertake certain transactions.

Instalments on long-term debt for the next years are as follows:

	Obligations related
	to buildings under
	capital leases	Other loans
	$	$
2008	0.6	0.2
2009	0.5	0.2
2010	0.5	0.3
2011	0.4	0.3
2012	0.3	513.5
2013 and thereafter	1.3	353.6
	3.6
Interest expense included in minimum lease payments	1.7
	1.9

18.   Deferred credits and other liabilities
	2007	2006
	$	$
Asset retirement obligations (a)	37.1	31.2
Deferred credits	25.8	19.6
Deferred gain on sale and leaseback transactions	22.7	7.6
Provision for site restoration costs	18.5	18.1
Deferred rent expense	14.1	13.1
Provision for workers' compensation	10.5	8.0
Accrued pension benefit liability	8.2	7.2
Other liabilities	25.0	22.4
	161.9	127.2

(a)     Asset retirement obligations relate to estimated future costs to remove underground motor fuel storage tanks and are based on the Company's prior experience in removing these tanks, estimated tank useful life, lease terms for those tanks installed on leased properties, external estimates and governmental regulatory requirements. To determine the initial recorded liability, the future estimated cash flows have been discounted at rates of 9% and 10%, representing the Company's credit-adjusted risk-free rates at the time the costs have been estimated and revised. The total undiscounted amount of estimated cash flows to settle the asset retirement obligations is approximately $125.1 and is expected to be incurred over the next 40 years. Should changes occur in estimated future removal costs, tank useful lives, lease terms or governmental regulatory requirements, revisions to the liability could be made.

The reconciliation of the Company's liability for the asset retirement obligations related to the removal of its underground motor fuel storage tanks is as follows:

	2007	2006
	$	$
Balance, beginning of year	35.9	22.1
Liabilities incurred	0.4	0.4
Liabilities settled	(1.1)	(1.3)
Accretion expense	3.3	1.9
Business acquisitions	6.1	0.5
Revision of estimations	0.4	11.8
Effect of exchange rate fluctuations	0.1	0.5
Balance, end of year	45.1	35.9

Of the total liability recorded in the consolidated balance sheets as of April 29, 2007 and April 30, 2006, $37.1 and $31.2, respectively, are included in Deferred credits and other liabilities and the remainder is included in Accounts payable and accrued liabilities.

Alimentation Couche-Tard – 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

19.   Capital stock

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

Class A multiple voting and participating shares, ten votes per share except for certain situations which provide for only one vote per share, convertible into Class B subordinate voting shares on a share-for-share basis at the holder's option. Under the articles of amendment, no new Class A multiple voting shares may be issued.

Class B subordinate voting and participating shares, convertible automatically into Class A multiple voting shares on a share-for-share basis upon the occurrence of certain events.

The order of priority for the payment of dividends is as follows:

  first preferred shares;

  second preferred shares;

  Class B subordinate voting shares and Class A multiple voting shares, ranking pari passu.

Issued and fully paid

The changes in number of outstanding shares are as follows:

		2007		2006
	Number of shares	$	Number of shares	$
Class A multiple voting shares
Balance, beginning of year	56,388,652	8.0	56,594,692	8.0
Conversion into Class B shares	(213,340)	-	(206,040)	-
Balance, end of year	56,175,312	8.0	56,388,652	8.0

Class B subordinate voting shares
Balance, beginning of year	145,651,434	343.0	145,375,660	342.8
Issued as part of a previous acquisition	16	-	1,630	-
Issued on conversion of Class A shares	213,340	-	206,040	-
Stock options exercised for cash	294,784	1.1	68,104	0.2
Fair value of stock options exercised	-	0.2	-	-
Balance, end of year	146,159,574	344.3	145,651,434	343.0
Total issued and fully paid		352.3		351.0

				2005
			Number of shares	$
Class A multiple voting shares
Balance, beginning of year			57,041,722	8.1
Conversion into Class B shares			(447,030)	(0.1)
Balance, end of year			56,594,692	8.0

Class B subordinate voting shares
Balance, beginning of year			140,490,082	333.4
Issued as part of a previous acquisition			548	-
Issued on conversion of Class A shares			447,030	0.1
Stock options exercised for cash			4,438,000	9.3
Balance, end of year			145,375,660	342.8
Total issued and fully paid				350.8

Alimentation Couche-Tard – 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

20.   Stock-based compensation and other stock-based payments

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

The table below presents the status of the Company's stock option plan as at April 29, 2007, April 30, 2006 and April 24, 2005 and the changes therein during the years then ended:

			2007		2006
			Weighted		Weighted
		Number of stock	average exercise	Number of stock	average exercise
		options	price	options	price
			Cdn$		Cdn$
Outstanding, beginning of year		9,252,380	7.66	8,745,400	6.93
Granted		388,100	25.60	580,100	18.36
Exercised		(294,784)	4.17	(68,104)	4.13
Forfeited		(18,830)	13.67	(5,016)	14.33
Outstanding, end of year		9,326,866	8.50	9,252,380	7.66

Exercisable stock options, end of year		8,122,627		7,674,976

					2005
					Weighted
				Number of stock	average exercise
				options	price
					Cdn$
Outstanding, beginning of year				12,626,200	5.05
Granted				605,000	15.92
Exercised				(4,438,000)	2.79
Forfeited				(47 800)	6,74
Outstanding, end of year				8,745,400	6.93

Exercisable stock options, end of year				6,312,000

The following table presents information on the stock options outstanding and exercisable as at April 29, 2007:

		Options outstanding			Options exercisable
	Number of	Weighted average	Weighted	Number of	Weighted
	stock options	remaining	average	stock options	average
Range of	outstanding as at	contractual life	exercise	exercisable as at	exercise
exercise prices	April 29, 2007	(years)	price	April 29, 2007	price
Cdn$			Cdn$		Cdn$
2 – 4	2,670,000	3.40	2.67	2,670,000	2.67
6 – 8	3,676,400	5.01	7.35	3,642,120	7.35
8 – 12	1,343,600	6.57	10.61	1,051,760	10.59
12 – 16	250,000	7.06	12.46	194,000	12.37
16 – 20	881,870	7.88	17.33	439,748	17.34
20 – 26	504,996	9.41	24.86	124,999	24.41
	9,326,866			8,122,627

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

			2007	2006	2005
Expected dividends (per share)			Cdn$0.12	Cdn$0.10	None
Expected volatility			35.00%	35.00%	35.00%
Risk-free interest rate			4.14%	3.92%	4.26%
Expected life			8 years	8 years	8 years

The weighted average fair value of stock options granted in 2007 is Cdn$11.64 (Cdn$8.65 in 2006 and Cdn$7.72 in 2005).

For 2007, compensation cost charged to consolidated statement of earnings amounts to $4.2 ($3.8 in 2006 and $2.5 in 2005).

Alimentation Couche-Tard – 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

20.   Stock-based compensation and other stock-based payments (continued)

Deferred Share Unit Plan

On July 13, 2004, the Company adopted a Deferred Share Unit Plan for the benefit of its external directors allowing them to receive all or a portion of their annual compensation and directors' fee in the form of Deferred Share Units (DSUs). A DSU is a notional unit, equivalent in value to the Company's Class B share. Upon leaving the Board of Directors, participants are entitled to receive the payment of their cumulated DSUs either a) in the form of cash based on the price of the Company's Class B shares as traded on the open market on the date of payment, or b) in Class B shares bought by the Company on the open market on behalf of the Participant.

The DSU expense and the related liability are recorded at the grant date. The liability is adjusted periodically to reflect any increase in the market value of the Class B shares. As at April 29, 2007, the Company has a total of 30,027 DSUs outstanding (21,108 as at April 30, 2006).

Share Appreciation Rights Plan

The Board of Directors approved on July 13, 2004 a Share Appreciation Rights Plan for officers and key employees of the Company. The amount payable to the Participant is equal to the difference between the market value of the Company's Class B shares at exercise and its value at the grant date and is payable in cash. The grant agreement describes the exercise period, the value of the shares at grant date and the duration of the plan for each participant. No share appreciation right is granted as at April 29, 2007 and April 30, 2006.

21.   Employee future benefits

The Company has a number of funded and unfunded defined benefit and defined contribution plans that provide retirement benefits to certain employees. Its defined benefit plans are based on years of service and on the consecutive highest five years average salary.

Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded pension plans and cash contributed to its defined contribution plans and amount to $4.0 for 2007 ($3.3 for 2006 and $3.6 for 2005).

Defined benefit plans

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes the last Sunday of April of each year. The most recent actuarial valuation of the pension plans for funding purposes was as of January 1, 2005 and the next required valuation will be as of January 1, 2008.

Information about the Company's defined benefit plans, in aggregate, is as follows:

	2007	2006
	$	$
Accrued benefit obligation
Balance, beginning of year	32.9	29.2
Current service cost	0.8	0.7
Interest cost	1.8	1.7
Benefits paid	(2.1)	(1.7)
Actuarial losses	2.5	-
Effect of exchange rate fluctuations	0.1	3.0
Balance, end of year	36.0	32.9

	2007	2006
	$	$
Plans assets
Fair value, beginning of year	22.9	21.4
Actual return on plans assets	1.7	0.6
Employees contributions	0.1	0.1
Benefits paid	(1.6)	(1.3)
Effect of exchange rate fluctuations	(0.1)	2.1
Fair value, end of year	23.0	22.9

Reconciliation of the funded status of the benefit plans to the amount recorded in the consolidated financial statements:

	2007	2006
	$	$
Fair value of plans assets	23.0	22.9
Accrued benefit obligation	36.0	32.9
Funded status-plan deficit	(13.0)	(10.0)
Unamortized net actuarial loss	13.7	12.1
Unamortized transitional net asset	(2.0)	(2.5)
Unamortized past service cost	1.4	1.8
Accrued benefit asset	0.1	1.4

As at April 29, 2007, the accrued benefit obligation for unfunded pension plans amounts to $13.5 ($11.7 as at April 30, 2006).

Alimentation Couche-Tard – 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

21. Employee future benefits (continued)

The accrued benefit asset is included in the Company's balance sheets as follows:

		2007	2006
		$	$
Other assets		8.3	8.6
Deferred credits and other liabilities		(8.2)	(7.2)
Accrued benefit asset		0.1	1.4

As of the measurement date, plans assets consist of:

		Percentage of plans assets
		2007	2006
		%	%
Assets category
Equity securities		24.4	32.1
Debt securities		75.6	67.9
Total		100.0	100.0

The Company's pension benefit expense for the year is determined as follows:

			2007
	Incurred during the	Adjustments	Recognized during
	year	(a)	the year
	$	$	$
Current service cost, net of employee contributions	0.7	-	0.7
Interest cost	1.8	-	1.8
Actual return on plan assets	(1.7)	0.2	(1.5)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial losses	2.6	(1.7)	0.9
Amortization of past service cost	-	0.3	0.3
Pension expense for the year	3.4	(1.7)	1.7

			2006
	Incurred during the	Adjustments	Recognized during
	year	(a)	the year
	$	$	$
Current service cost, net of employee contributions	0.6	-	0.6
Interest cost	1.7	-	1.7
Actual return on plan assets	(0.6)	(0.9)	(1.5)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial losses	-	0.8	0.8
Amortization of past service cost	-	0.3	0.3
Pension expense for the year	1.7	(0.3)	1.4

			2005
	Incurred during the	Adjustments	Recognized during
	year	(a)	the year
	$	$	$
Current service cost, net of employee contributions	0.5	-	0.5
Interest cost	1.5	-	1.5
Actual return on plan assets	(1.0)	(0.4)	(1.4)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial losses	3.3	(2.8)	0.5
Amortization of past service cost	-	0.2	0.2
Pension expense for the year	4.3	(3.5)	0.8

(a) Adjustments to recognize the long-term nature of employee future benefit costs.

The significant actuarial assumptions which management considers the most likely to be used to determine the accrued benefit obligations and the pension expense are the following:

Accrued benefit obligation:
	2007	2006
	%	%
Discount rate	5.25	5.75
Rate of compensation increase	4.00	4.00

Pension expense:
	2007	2006	2005
	%	%	%
Discount rate	5.25	5.75	6.25
Expected rate of return on plans assets	7.00	7.00	7.00
Rate of compensation increase	4.00	4.00	4.00

Alimentation Couche-Tard – 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

21.   Employee future benefits (continued)

Defined contribution plans

The Company's total pension expense under its defined contribution plans for the year 2007 is $3.5 ($2.8 in 2006 and $3.1 in 2005).

Deferred compensation plan – United States operations

The Company sponsors a deferred compensation plan that allows certain employees in its U.S. operations to defer up to 25% of their base salary and 100% of their cash bonuses for any given year. Interest accrues on the deferral and amounts due to the participants are generally payable on retirement, except in certain limited circumstances. Obligations under this plan amount to $6.5 as at April 29, 2007 ($4.0 as at April 30, 2006) and are included in Deferred credits and other liabilities.

22.   Environmental costs

The Company is subject to Canadian and American legislations governing the storage, handling and sale of motor fuel and related products. The Company considers that it is compliant with all important aspects of the current environmental legislations.

The Company has an on-going training program for its employees on environmental issues which includes preventive site testing and site restoration in cooperation with regulatory authorities. The Company also examines its motor fuel equipment annually.

In all U.S. states in which the Company operates, except Michigan, Iowa, Florida, Arizona, Texas and Washington State, there is a trust fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up damages to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. The Company pays the registration fees and remits the sales taxes to the states where it is a member of the trust fund. Insurance coverage is different in the various states.

In order to provide for the above-mentioned restoration costs, the Company has recorded a $27.5 provision for environmental costs as at April 29, 2007 ($28.0 as at April 30, 2006). Of this amount, $9.0 ($9.9 as at April 30, 2006) is included in Accounts payable and accrued liabilities and the remainder is included in Deferred credits and other liabilities. Furthermore, the Company has recorded an amount of $23.3 for environmental costs receivable as at April 29, 2007 ($21.8 as at April 30, 2006), of which $2.6 ($2.0 as at April 30, 2006) is included in Accounts receivable, the remainder being included in Other assets.

23.   Financial instruments

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

The fair value of the temporary investments, which were bearing interest at rates varying from 3.90% to 4.22% as at April 30, 2006, was $21.4 as per the mark to market as at the same date.

With the exception of the subordinated unsecured debt, there is no significant difference between the fair value and the carrying amount of the Company's long-term debt as at April 29, 2007 and April 30, 2006, given that the largest loans bear interest at a floating rate.

The fair value of the subordinated unsecured debt is $364.4 as at April 29, 2007 ($357.9 as at April 30, 2006) and is estimated based on the discounted cash flows of the debt at the Company's estimated incremental borrowing rates for debt of the same remaining maturities.

The fair value of the interest rate swaps, as determined by the Company's banks based on quoted market prices for similar instruments, is $14.9 payable by the Company ($27.0 payable by the Company as at April 30, 2006).

Alimentation Couche-Tard – 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

23. Financial instruments (continued)

Credit risk

The Company is not subject to credit risk considering the nature of its activities and its counterparties.

24. Contractual obligations

Minimum lease payments

As at April 29, 2007, the Company has entered into lease agreements expiring on various dates until 2031 which call for aggregate minimum lease payments of $1,137.5 in the United States and of Cdn$429.0 in Canada for the rental of commercial space, equipment and a warehouse. Several of these leases contain renewal options and certain sites are subleased to franchise-holders. The minimum lease payments for the next years are as follows:

	United States	Canada
	$	Cdn$
2008	108.8	73.1
2009	102.5	59.6
2010	95.5	46.9
2011	88.8	38.9
2012	83.6	31.5
2013 and thereafter	658.3	179.0

Purchase commitments

The Company has concluded agreements to acquire, during the next years, franchise rights and equipment which call for aggregate payments of Cdn$5.0. The minimum payments for the next years are Cdn$0.6 in 2008, Cdn$1.6 in 2009, Cdn$0.7 in 2010, 2011 and 2012 and a total of Cdn$0.7 for 2013 and the subsequent years.

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

Guarantees

Sub-lease agreements

The Company entered into a number of agreements to sub-lease premises to third parties. Under some of these agreements, the Company retains ultimate responsibility to the landlord for payment of amounts under the lease agreements should the sub-lessees fail to pay. The total future lease payments under such agreements are approximately $1.5. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

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

Alimentation Couche-Tard – 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

26.   Segmented information

The Company operates convenience stores in the United States and Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

Information on the principal revenue classes as well as geographic information is as follows:

			2007			2006
	U.S.	Canada	Total	U.S.	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	3,116.6	1,500.4	4,617.0	2,812.0	1,426.7	4,238.7
Motor fuel	6,514.6	955.8	7,470.4	5,044.9	873.7	5,918.6
	9,631.2	2,456.2	12,087.4	7,856.9	2,300.4	10,157.3

Gross profit
Merchandise and services	1,046.9	526.6	1,573.5	932.3	483.1	1,415.4
Motor fuel	372.1	58.9	431.0	312.5	63.6	376.1
	1,419.0	585.5	2,004.5	1,244.8	546.7	1,791.5

Property and equipment and goodwill (a)	1,572.0	473.4	2,045.4	795.7	464.2	1,259.9

						2005
				U.S.	Canada	Total
				$	$	$
External customer revenues (a)
Merchandise and services				2,564.7	1,239.5	3,804.2
Motor fuel				3,567.8	664.8	4,232.6
				6,132.5	1,904.3	8,036.8

Gross profit
Merchandise and services				834.9	415.7	1,250.6
Motor fuel				255.9	51.3	307.2
				1,090.8	467.0	1,557.8

Property and equipment and goodwill (a)				629.7	407.2	1,036.9

(a)     Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

27.   Subsequent events

On June 5, 2007, the Company acquired, from Sterling Stores, LLC, 28 company-operated stores. These stores are operating under the Sterling banner in northwest Ohio, United States.

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

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed as follow:

Alimentation Couche-Tard – 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

29.   Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

A. Consolidated financial statements

Consolidated Statements of Earnings

			2006	2005
		2007	restated (d)	restated (d)
		$	$	$
Net earnings in accordance with Canadian GAAP		196.4	196.2	155.2

Adjustments with respect to
Sale and leaseback transactions (c)		(5.6)	(5.7)	(5.8)
Loss on subleases (g)		(1.5)	-	-
Stock-based compensation (d)		-	(2.0)	(2.1)
Deferred charges and other assets (e)		0.3	0.3	0.3
Supplier rebates and other supplier payments (f)		-	-	(0.6)
Pension expense (b)		-	-	(0.1)
Tax effect of the above adjustments		2.8	2.3	3.2
Cumulative effect of accounting changes
Depreciation and amortization of fixed assets (net of taxes of $0.2) (j)		-	-	0.4
		(4.0)	(5.1)	(4.7)
Net earnings in accordance with U.S. GAAP		192.4	191.1	150.5

Net earnings per share in accordance with U.S. GAAP (d)
Basic		0.95	0.95	0.75
Diluted		0.92	0.92	0.73

Consolidated Balance Sheets
				2006
		2007		restated (d)
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	$	$	$	$
ASSETS
Short-term future income taxes (b)	22.7	22.9	18.9	18.9
Property and equipment (c) (e)	1,671.6	1,767.5	1,014.1	1,114.0
Goodwill (f)	373.8	373.2	245.8	245.2
Other assets (b) (e)	69.2	69.3	70.3	70.0
Long-term future income taxes (b) (c) (g)	0.9	20.0	0.6	12.5

LIABILITIES
Accounts payable and accrued liabilities (b)	740.3	740.8	681.8	681.8
Long-term debt (a) (c)	869.5	988.0	516.1	621.2
Deferred credits and other liabilities (a) (b) (c) (g)	161.9	190.9	127.2	156.9
Long-term future income taxes (b) (e)	78.9	77.9	70.0	67.4

SHAREHOLDERS' EQUITY
Capital stock (d) (h)	352.3	354.6	351.0	352.7
Contributed surplus (d)	13.4	28.3	9.4	24.9
Retained earnings (b) (c) (d) (e) (f) (g) (h)	681.9	640.5	505.0	467.9
Cumulative translation adjustments (i)	97.8	-	100.6	-
Accumulated other comprehensive income (b) (j) (k)	-	89.7	-	99.2

Alimentation Couche-Tard – 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
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

In 2004, the Company entered into interest rate swaps and designated those derivatives as fair value hedges of its subordinated unsecured debt (the hedged item). Since the hedge accounting criteria are satisfied, the change in the fair value of the interest rate swaps is offset in U.S. GAAP consolidated earnings against the change in the fair value of the hedged item. In the U.S. GAAP consolidated balance sheet, the interest rate swaps are recorded at fair value and a corresponding adjustment is made to the hedged item.

In its primary Canadian GAAP consolidated financial statements, the Company does not recognize any gains or losses relating to the interest rate swaps but accounts for cash flows relating to such as an adjustment of accrued interest expense on the underlying debt instruments.

b) Pension expense and minimum liability

On April 29, 2007, the Company adopted prospectively SFAS No. 158, "Accounting for defined benefits plans and other post-retirement benefits- an amendment of FASB Statements No. 87, 88 106 and 132 (R)". This standard requires an employer to recognize the over-funded or under-funded status of defined benefit post-retirement plans as assets or liability in its balance sheet and to recognize changes in that status in the year in which the change occurs through "Other comprehensive income". The standard does not change the accounting for Company's defined contribution plans. The Company currently measures its plan assets and benefit obligations at the end of each fiscal year.

Until the adoption of SFAS 158, the provision of SFAS 87, "Employers' Accounting for Pensions" required the Company to record an additional minimum pension liability for plans where the accumulated benefit obligation exceeded plan assets' fair value. With regards to these plans, an intangible asset was recorded up to the extent of unrecognized past service costs. The balance was recorded net of income tax in "Other comprehensive income". There were no such requirements under Canadian GAAP.

The following table presents the incremental effect of applying the minimum liability adjustments as in prior years, including the adjustment for the current year, and then, the application of SFAS No. 158 on individual line items in the consolidated balance sheet as at April 29, 2007:

	As per	Minimum	After Minimum
	Canadian	liability	liability	SFAS 158	As per US
	GAAP	adjustments	adjustments	adjustments	GAAP
	$	$	$	$	$
Short-term future income taxes	-	-	-	0.2	0.2
Other assets	8.2	(0.1)	8.1	(7.6)	0.5
Long-term future income taxes	2.6	1.3	3.9	0.3	4.2
Total assets	10.8	1.2	12.0	(7.1)	4.9

Accounts payable and accrued liabilities	-	-	-	0.5	0.5
Deferred credits and other liabilities	8.1	3.9	12.0	1.0	13.0
Long-term future income taxes	2.7	-	2.7	(2.5)	0.2
Retained earnings	-	(0.9)	(0.9)	-	(0.9)
Accumulated other comprehensive income	-	(2.5)	(2.5)	(9.1)	(11.6)
Income taxes related to other comprehensive income	-	0.9	0.9	3.0	3.9
Cumulative translation adjustment	-	(0.2)	(0.2)	-	(0.2)
Total liabilities and shareholders' equity	10.8	1.2	12.0	(7.1)	4.9

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

Alimentation Couche-Tard – 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

29.   Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

d) Stock-based compensation

On May 1, 2006, the Company adopted SFAS No. 123(R), "Share-Based Payment". This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board (APB) Opinion No. 25. The principal amendments relate to the requirement to use a fair value based method to measure and record stock-based compensation at fair value. The Company adopted this new recommendation on a modified retroactive basis and adopted the straight-line method for the recognition of the compensation cost over the requisite service period. Under both Canadian and U.S. GAAP, the fair value of the stock options granted is estimated at the grant date using the Black & Scholes option pricing. On May 1, 2006, the impact of those changes resulted in a $10.4 ($9.6 on April 25, 2005) decrease of Accounts payable and accrued liabilities, a $4.1 ($4.2 on April 25, 2005) increase in Capital stock, a $15.4 ($13.5 on April 25, 2005) increase in Contributed surplus, a $12.2 ($10.2 on April 25, 2005) decrease in Retained Earnings and a decrease in Accumulated other comprehensive income of $3.1 ($2.1 on April 25, 2005). Consequently, diluted net earnings per share decreased by $0.01 in both 2006 and 2005.

Prior to the adoption of SFAS No. 123(R), the Company followed the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in APB Opinion No. 25. For the period between September 1999 and April 2002, grants of options under one of the existing employee stock option plans were accompanied by stock appreciation rights (SARs) whereby participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of Class B shares on the day immediately preceding the day of exercise and the exercise price of the option. Under the intrinsic value method, such a plan resulted in a liability and required measurement of compensation expense which assumes that all participants will exercise the SARs. In April 2002, the Company cancelled the SARs. Prior to this cancellation, the periodic change in the value of the SARs was included in consolidated earnings. Options that were granted prior to September 1999 and after April 2002 had an exercise price equal to the market price at the date of the grant; therefore, no compensation cost has been charged to earnings. The vesting period of the SARs ended in April 2006. Under Canadian GAAP, no amount was recognized for stock options granted prior to April 26, 2004 upon issuance and any consideration received when participants exercised their options was credited to capital stock.

As described in Note 3, starting April 26, 2004, the Company began recording stock-based compensation costs which are measured at the grant date of the award based on the fair value method and recognized in consolidated earnings over the related service period.

Following the adoption of SFAS No. 123 (R), "Share-Based Payment", the dilutive effect of stock options under U.S. GAAP was restated, because there is no more difference between Canadian and U.S. GAAP. Thus, dilutive effect presented in Note 8 is used for calculation of Net earnings per share under U.S. GAAP.

e) Deferred charges and other assets

Under Canadian GAAP, certain development expenses are deferred and amortized over a period of five to seven years. Under U.S. GAAP, those costs are charged to consolidated earnings as incurred.

f) Supplier rebates and other supplier payments

On January 30, 2004, the Company applied EIC-144, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor", both early and retroactively. Consequently, prior years financial statements, purchase price allocation and related goodwill have been restated. This new standard was applicable for all existing arrangements.

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

g) Loss on subleases not involving an exiting activity

Under U.S. GAAP, regardless of whether a company is exiting an activity, the FAS Technical Bulletin 79-15 requires the Company's recognition of a loss if costs are expected to be incurred in excess of revenue on an operating sublease. There is no such specific requirement under Canadian GAAP.

h) Share issue expenses

Under Canadian GAAP, share issue expenses net of future income taxes are presented as a reduction of Retained Earnings. Under U.S. GAAP, these expenses are presented as a reduction of Capital stock.

i) Cumulative translation adjustments

Under Canadian and U.S. GAAP, the Company's gains and losses arising from the translation of the Canadian and corporate operations are recorded in the Cumulative translation adjustments account. Under U.S. GAAP, such adjustments are presented as a component of Accumulated other comprehensive income in Shareholders' equity, whereas under Canadian GAAP, it is presented as a separate component of Shareholders' equity. The differences presented on the consolidated balance sheets, included herein, are as a result of the foreign exchange translation of the reconciling items between U.S. and Canadian GAAP.

j) Accounting for property and equipment and leasehold improvements

Under Canadian GAAP, prior years' consolidated financial statements have been restated to reflect the effect of accounting changes for property and equipment and lease accounting as described in Note 3. Under U.S. GAAP, the cumulative effect of the change in accounting policy for depreciation and amortization of property and equipment to the straight-line method in 2005 is included in the consolidated earnings for the year. For 2005, the impact of this difference is an increase in the U.S. GAAP Earnings before income taxes of $0.6 and an increase in Net earnings of $0.4 in 2005.

Alimentation Couche-Tard – 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 29, 2007, April 30, 2006 and April 24, 2005
(in millions of US dollars, except share and stock option data)

29.   Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

B. Consolidated Statements of Comprehensive Income

U.S. GAAP require the presentation of the following statements of consolidated comprehensive income and the changes in accumulated other comprehensive income:

		2006	2005
	2007	restated (d)	restated (d)
	$	$	$
Net earnings in accordance with U.S. GAAP	192.4	191.1	150.5
Other comprehensive income
Cumulative translation adjustments (i)	(2.6)	41.2	30.9
Net change in minimum pension liability (net of taxes of $0.4 in 2007,
$0.1 in 2006 and $0.3 in 2005) (b)	(0.8)	0.3	(0.9)
	(3.4)	41.5	30.0
Consolidated comprehensive income	189.0	232.6	180.5

Changes in items of the accumulated other comprehensive income are as follows:

		2006	2005
	2007	restated (d)	restated (d)
	$	$	$
Balance, beginning of year	99.2	57.7	27.7
Changes during the year
Cumulative translation adjustments	(2.6)	41.2	30.9
Accrued pension liability as a result of adopting FAS-158 (b)	(6.1)	-	-
Minimum pension liability	(0.8)	0.3	(0.9)
Balance, end of year	89.7	99.2	57.7

C. Accounting pronouncements not yet implemented

Canadian GAAP

In January 2005, the CICA Accounting Standards Board (AcSB) issued Section 1530, "Comprehensive Income", Section 3855, "Financial Instruments – Recognition and Measurement" and Section 3685, "Hedges". The Company adopted these recommendations on April 30, 2007. These new sections are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Additionally, these sections introduce a new component of equity referred to as other comprehensive income.

Section 1530 requires companies to disclose, in a separate statement, comprehensive income, which includes, in addition to net income, other comprehensive income consisting primarily of unrealized gains and losses that will be recorded in earnings when the related assets and liabilities are derecognised. The components of other comprehensive income consist of unrealized gains and losses related to the translation of foreign currency financial statements, certain deferred gains and losses from hedging activities, and unrealized gains and losses on certain investment securities.

For the most part, these new standards harmonize Canadian GAAP with standards previously issued by the U.S. Financial Accounting Standards Board (FASB). The Company expects that the impact of these new sections will be comparable to the adjustments indicated in subsections a) Derivative financial instruments and i) Cumulative translation adjustment presented in section A of the present note.

U.S. GAAP

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes- an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the application of FASB Statement No. 109 by providing guidance on the recognition and measurement of a company's tax positions taken or expected to be taken in a tax return. FIN 48 additionally clarifies how a company should account for a tax position depending on whether the position is "more likely than not" to pass a tax examination. The interpretation provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition provisions. The Company adopted these recommendations on April 30, 2007. The Company is currently evaluating FIN 48 to determine the impact on its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS No.157). SFAS No. 157 established a common definition for fair value to be applied to U.S. GAAP requiring use of fair value, establishes a framework for measuring the fair value, and expands disclosure about such fair value measurement. The Company is currently evaluating SFAS No. 157 to determine the impact on its consolidated results of operations and financial position. The Company will adopt these recommendations on April 28, 2008.

Alimentation Couche-Tard – 29

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

ALIMENTATION COUCHE-TARD INC.

July 19, 2007	By: /s/ Sylvain Aubry

Sylvain Aubry
Corporate Secretary

EXHIBIT INDEX

Number	Document

99.1	Consent of Raymond Chabot Grant Thornton, LLP.

99.2	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Alain Bouchard)

99.3	Certification pursuant to Rule 13a-14 or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Richard Fortin)

99.4	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Alain Bouchard)

99.5	Certification pursuant to Title 18, United States Code, Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Richard Fortin)

Raymond Chabot Grant Thornton LLP Chartered Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated June 13, 2007 on management's assessment of internal control over financial reporting and the effectiveness of internal control over financial reporting of Alimentation Couche-Tard Inc. (the "Corporation") as of April 29, 2007 and on the consolidated balance sheets of the Corporation as at April 29, 2007 and April 30, 2006 and the consolidated statements of earnings, contributed surplus, retained earnings and cash flows for each of the years in the three-year period ended April 29, 2007, which reports appear in this Annual Report on Form 40-F.

/S/ Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montreal. Canada
July 18, 2007

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Member of Grant Thornton International

Certification of the Chairman of the Board, President and Chief Executive Officer
Pursuant to Rule 13a-14 Or 15d-14 of The Exchange Act,
As Adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002

I, Alain Bouchard, certify that:

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

4.     The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

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

(c)   Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.     The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

DATED the 17th day of July, 2007.	(s) Alain Bouchard

	Name:	Alain Bouchard
	Title:	Chairman of the Board,
President and Chief Executive Officer

Certification of the Executive Vice-President and Chief Financial Officer
Pursuant to Rule 13a-14 Or 15d-14 of The Exchange Act,
As Adopted Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002

I, Richard Fortin, certify that:

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

4.     The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

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

(c)   Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

5.     The issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the issuer's ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal control over financial reporting.

DATED the 17th day of July, 2007.	(s) Richard Fortin

	Name:	Richard Fortin
	Title:	Executive Vice-President
and Chief Financial Officer

SOA Section 906 Certification

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Alimentation Couche-Tard Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 40-F for the year ended April 29, 2007 (the "Report") fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED the 17th day of July, 2007.

(s) Alain Bouchard
Name: Alain Bouchard
Title: Chairman of the Board, President
and Chief Executive Officer

SOA Section 906 Certification

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Alimentation Couche-Tard Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 40-F for the year ended April 29, 2007 (the "Report") fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED the 17th day of July, 2007.

(s) Richard Fortin
Name: Richard Fortin
Title: Executive Vice-President
and Chief Financial Officer