Form 40-F
period 2008-04-27
ALIMENTATION COUCHE TARD INC
filed 2008-07-17
CIK 1081825

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 27, 2008	Commission File Number 333-10100

  ALIMENTATION COUCHE-TARD INC.
(Exact name of Registrant as specified in its charter)

Quebec	5411	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec H7G 4S7, Canada
(450) 662-6632
(Address and telephone number of Registrant's principal executive offices)

Couche-Tard Financing Corp.
2711 Centerville Road, Suite 400
Wilmington, Delaware, 19808
866-403-5272
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

The Registrant had 53,881,212 Multiple Voting Shares and 142,845,776 Subordinate Voting Shares outstanding as at April 27, 2008. The Registrant's shares are traded on the Toronto Stock Exchange.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

☐ Yes	☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes	☒ No

[Note: As a voluntary filer, not subject to the filing requirements, the Registrant filed all reports under Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months.]

DOCUMENTS FILED WITH THIS FORM 40-F

1. Annual Information Form of the Registrant for the fiscal year ended April 27, 2008.

2. Consolidated balance sheets of the Registrant as at April 27, 2008 and April 29, 2007 and the consolidated statements of earnings, comprehensive income, contributed surplus, retained earnings, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended April 27, 2008, including a reconciliation to United States generally accepted accounting principles.

3. Management's Discussion and Analysis of Results and Financial Position of the Registrant for the year ended April 27, 2008.

CONTROLS AND PROCEDURES

The Registrant carried out an evaluation pursuant to Exchange Act Rule 13a-15(b), under the supervision and with the participation of the Registrant's management, including the Registrant's Chairman of the Board, President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer, of the effectiveness of the Registrant's disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chairman of the Board, President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer concluded that the Registrant's disclosure controls and procedures are effective in ensuring that the information required to be disclosed by the Registrant (including its consolidated subsidiaries) in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to management, including the Registrant's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

MANAGEMENT'S ANNUAL REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Alimentation Couche-Tard Inc. With our participation, management carried out an evaluation of the effectiveness of our internal control over financial reporting as of the end of our fiscal year ended April 27, 2008. The framework on which such evaluation was based is contained in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, management concluded that our internal control over financial reporting was effective as at April 27, 2008.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, audited Alimentation Couche-Tard Inc.'s internal control over financial reporting as at April 27, 2008 as stated in their report included in this annual report on Form 40-F.

June 13, 2008

(s) Alain Bouchard	(s) Richard Fortin
Alain Bouchard	Richard Fortin
Chairman of the Board,	Executive Vice-President
President and Chief Executive Officer	and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of
Alimentation Couche-Tard Inc.

We have audited Alimentation Couche-Tard Inc.'s internal control over financial reporting as of April 27, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alimentation Couche-Tard Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Alimentation Couche-Tard Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Alimentation Couche-Tard Inc. maintained, in all material respects, effective internal control over financial reporting as of April 27, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alimentation Couche-Tard Inc. as of April 27, 2008 and April 29, 2007 and the consolidated statements of earnings, comprehensive income, contributed surplus, retained earnings, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended April 27, 2008 and our report dated June 13, 2008 expressed an unqualified opinion thereon.

(s) Raymond Chabot Grant Thornton LLP
RAYMOND CHABOT GRANT THORNTON LLP
Chartered Accountants
Montreal, Canada
June 13, 2008

CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The Registrant maintains a system of internal control over financial reporting. There were no changes in the Registrant's internal control that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.

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

Principal Accountant Fees and Services

See the disclosure under "Audit Committee Disclosure – Auditors Fees" in the Annual Information Form filed herewith.

Pre-Approval Policies and Procedures

The Registrant's audit committee approves in advance the engagement of the Registrant's independent registered public accounting firm and has established a policy and procedures on the approval of the non-audit related services by the independent registered public accounting firm. Refer to the disclosure under "Audit Committee Disclosure-Policy on the Approval of Non-Audit Services" in the Annual Information Form filed herewith.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics for its Chief Executive Officer, Chief Financial Officer and directors and officers. See the disclosure under "Audit Committee Disclosure – Code of Ethics for CEO, CFO and Senior Financial Officers" in the Annual Information Form filed herewith. A copy of the Code of Ethics will be provided in print free of charge to any person who requests it by contacting the Registrant by telephone at (450) 662-6632 or mail at the attention of the Corporate Secretary, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec, H7G 4S7. There were no amendments or waivers to the Code of Ethics in fiscal 2008.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements as defined by General Instrument B(11) of Form 40F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See the disclosure under "Contractual Obligations and Commercial Commitments " in the Management's Discussion and Analysis of Results and Financial Position filed herewith.

ALIMENTATION COUCHE-TARD INC.

ANNUAL INFORMATION FORM

Fiscal year ended April 27, 2008

July 15, 2008

As used in this annual information form, unless the context indicates otherwise: (i) “we”, “our” and “us”, the “Company” or “Couche-Tard” refer collectively to Alimentation Couche-Tard Inc. and, unless the context otherwise requires or indicates, its subsidiaries and (ii) “$” or “dollars” refer to American dollars and “Cdn$” or “Cdn dollars” refer to Canadian dollars.

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

THE COMPANY

Name and Incorporation

The Company was incorporated under Part IA of the Companies Act (Québec) by certificate of amalgamation dated May 1, 1988. On December 15, 1994, the Company changed its corporate name from “Actidev Inc.” to “Alimentation Couche-Tard Inc.” the Company's share capital was also changed at that time so that it consists of an unlimited number of first preferred shares, an unlimited number of second preferred shares, an unlimited number of multiple voting shares and an unlimited number of subordinate voting shares. By certificate of amendment dated September 8, 1995, the Company re-designated the multiple voting shares as Class A multiple voting shares (the “Multiple Voting Shares”) and the subordinate voting shares as Class B subordinate voting shares (the “Subordinate Voting Shares”). The Company's shares trade on the Toronto Stock Exchange and, as of April 27, 2008, the Company had a total market capitalization of approximately Cdn$ 3 billion.

The head office of the Company is located at 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

Intercorporate Relationships

The following chart illustrates the corporate organization of the Company and its principal subsidiaries, all of which are 100% owned.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

We are the leader in the Canadian convenience store industry. We are the second largest convenience store operator in North America (whether integrated or not with a petroleum company) in terms of number of stores. As at April 27, 2008, our network consisted of 5,119 convenience stores, 3,273 of which include motor fuel dispensing, located in 11 large geographic markets, including three in Canada and eight in the United States, which cover 29 American states.

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

Highlights of Last Three Fiscal Years

Fiscal 2008

In March 2008 the Company acquired from Speedway Superamerica, LLC, 15 company-operated stores operating under the Speedway banner and located in central Illinois, United States. Pursuant to this transaction, the Company bought the land and buildings of 14 on 15 sites.

In December 2007 the Company concluded a sale and leaseback transaction with Cole Credit Property Trust II, Inc. relating to 83 properties in different states for a total amount of $ 131.4 million.

Fiscal 2007

In April 2007, the Company acquired from Star Fuel Marts, LLC, 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. Forty-two of the 53 stores are operated under operating leases.

In February 2007, the Company acquired from Richcor, Inc., 13 company-operated stores operating under the Groovin Noovin banner in the city of Pensacola, Florida, United States. Pursuant to this transaction, the Company bought the land and buildings of 13 sites.

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

BUSINESS

Business Strengths

Leading Market Position. We have a network of 5,119 convenience stores which makes us the second largest convenience store operator in North America (whether integrated or not with a petroleum company) in terms of number of stores. We believe our well-recognized banners, including Couche-Tard, Mac's and Circle K have an established reputation for convenience and excellence in product selection and value that helps to differentiate our stores from those of our competitors. We believe that the geographic diversity of our network throughout the United States and Canada reduces our exposure to adverse local and/or regional market conditions, including fluctuations in motor fuel prices. With more than $15 billion in revenues in fiscal 2008 and 28 years of convenience store operations, we believe our size and experience have enabled us to develop operating efficiencies that provide us with a competitive advantage, particularly with respect to merchandising and purchasing.

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

We have made substantial investments in our Couche-Tard stores through our IMPACT program (i.e. Innovation-Marketing-People-Alimentation-Couche-Tard). Couche-Tard has implemented the IMPACT program in over 2,500 of its company-operated stores, which represent approximately 61% of our company-operated stores. Currently, almost all of Couche-Tard's company-operated stores use scanning technology.

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

Focus on In-store Merchandise. We have been able to focus on growing and developing our in-store merchandise sales, which generate higher margins than motor fuel sales because, unlike many of our competitors, we are not owned by a major oil company. In particular, Couche-Tard has focused on growing its higher margin fresh food business to further improve profit margins and differentiate its stores from those of its competitors.

Experienced and Incentivized Management Team with a Proven Track Record. Our senior executive management team has worked together for more than 20 years and has developed extensive expertise in operating convenience stores. As of April 27, 2008, our senior executive management team collectively owned approximately 20% of Alimentation Couche-Tard Inc.'s stock and controlled approximately 55% of the voting rights of all outstanding shares. Furthermore, our eleven operational vice-presidents have an average of approximately 18 years of industry experience. Many of our management personnel at all levels have progressed into management positions after working with us for many years at different levels of the organization, while others have joined us in connection with acquisitions and have brought us additional expertise. Since 1997, Couche-Tard has completed many acquisitions, and management's ability to integrate stores into our existing network has been an important factor in our success. In addition, our management has transitioned Couche-Tard from a local Québec company to a leading convenience store operator in Canada and the United States.

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

In-Store Branding. We use in-store branding strategies, including proprietary and national brands, to differentiate our fresh food offerings from other convenience stores, build customer loyalty and promote return shopping. At the core of this offering is a quality assortment of freshly brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items that are marketed under our proprietary brands. Our La Maisonnée and TakeAwayCafé branded fresh sandwiches and breakfast selections, and Sunshine Joe Coffee Co., Ajava Cafe, Sloche, Froster and Thirst Buster brands of beverages are examples of successful proprietary branded items that we have added to our growing selection of fresh products. In addition, we continue to build on existing partnerships with recognized coffee franchises and national brand names such as Van Houtte and Seattle's Best.

IMPACT Program. We plan to continue to use Couche-Tard's IMPACT program to grow same-store sales and drive purchases of higher margin products and services. We believe that the implementation of our IMPACT program has favourably impacted the revenues and profit margins of reconfigured stores.

Quick Service Restaurants (“QSR”). These QSRs, which may be known brands or Couche-Tard's proprietary brands, are designed to increase customer traffic and profit margins by offering customers fresh products and encouraging them to spend more time in the store. Couche-Tard operates these QSRs within the Couche-Tard, Mac's and Circle K stores as a franchisee and is responsible for the daily operations when operating third party franchises.

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

Industry

The convenience store industry is undergoing significant structural changes, including increased competition from new market entrants such as drug stores, warehouse clubs, large supermarkets and other mass retailers (commonly known as hypermarkets) which have added convenience store staple products such as bread, milk and packaged beverages to their product mix. In addition, an increasing number of hypermarkets are selling motor fuel at low prices in an attempt to establish themselves as a one-stop shopping location and to increase customer trip frequency and traffic at their stores. See “Competition”.

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

Store Network

Couche-Tard is the largest Canadian convenience store operator with a network of 1,976 convenience stores in Canada and has a significant presence in the United States with an additional 3,143 stores. Of the 5,119 Couche-Tard stores, 4,068 are company-operated and 1,051 are operated under our affiliate program. Motor fuel is sold at 69% of Couche-Tard's company-operated stores. Couche-Tard's Canadian stores are located in Québec, Ontario, Alberta, British Columbia, Manitoba and Saskatchewan, and its U.S. stores are located in 29 U.S. states, including namely Ohio, Indiana, Kentucky, Illinois, Arizona, Florida, California, Louisiana, Georgia, Colorado, North Carolina and New Mexico. The Couche-Tard stores are primarily operated under the Couche-Tard and Mac's brand in Canada and the Circle K brand in the United States.

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

The following table sets out the number of Couche-Tard's stores in operation by geographic location and type of store as of April 27, 2008.

			Total
		Total	Company-		Percentage
		Number of	Operated	Total	of Total
Region	Provinces/States	Stores	Stores	Affiliates	Stores

Eastern Canada	Québec	886	556	330	17.31%
Central Canada	Ontario	800	590	210	15.63%
Western Canada	British Columbia, Alberta, Saskatchewan, Manitoba	290	290	-	5.66%
U.S. Midwest	Ohio, Indiana, Kentucky, Illinois, Michigan	395	340	55	7.72%
U.S. Great Lakes	Indiana, Kentucky, Michigan, Ohio, Pennsylvania	307	307	-	6.00%
U.S. West Coast	Arizona, New Mexico, Western Texas, Washington, Oregon,	649	286	363	12.68%
	California, Hawaii, Kansas, Missouri
U.S. Arizona Region	Nevada, Arizona, Colorado, Oklahoma, Utah, Ohio	764	679	85	14.92%
U.S. Southeast	Tennessee, Northern Mississippi, Georgia, North Carolina,	362	354	8	7.07%
	South Carolina, Alabama
U.S. Florida and Gulf	Florida, Alabama, Arkansas, Louisiana, Southern Mississippi,	666	666	-	13.01%
Coast	Eastern Texas

Total		5,119	4,068	1,051	100%

Couche-Tard conducts its convenience store business through two main types of arrangements, as set out below.

Company-Operated Stores. Couche-Tard has 4,068 company-operated stores in its network, 3,399 of which are employee-operated and 669 of which are dealer-operated. All of the stores in Québec and the United States are employee-operated. For employee-operated stores, Couche-Tard is responsible for store operations, owns the equipment, systems and inventory and employs salaried and part-time staff. For dealer-operated stores, Couche-Tard owns the equipment, inventory and systems and the independent store operator employs the staff, agrees to operate according to Couche-Tard's standards and is paid a commission based primarily on store revenues to manage the store. The dealer-operator is also fully responsible for losses related to any inventory shrinkage.

Affiliated Store Program. Couche-Tard's affiliated store program includes franchise arrangements and license arrangements.

a)

Franchised Stores. Couche-Tard has 566 franchised stores in Canada and the United States. Franchised stores are operated by independent store operators who have entered into a franchise agreement, which typically provides for an upfront franchise fee and/or royalties based primarily on sales to be paid to Couche-Tard.

These stores operate under Couche-Tard's banners. The franchisee is responsible for managing the store, hiring and managing the staff and maintaining inventory through supply agreements with authorized suppliers. In most cases, Couche-Tard either leases or subleases the real estate to the franchisee and, in many locations, Couche-Tard owns the in-store equipment and motor fuel equipment.

b)

Licensed Stores. Couche-Tard has 485 stores operated under license agreements in Canada and the United States that are owned and operated by independent store operators. The licensee typically owns or leases the real property from third parties and owns all other assets related to the business. The licensee enters into a license agreement with Couche-Tard to use one of Couche-Tard's proprietary banners and agrees to buy merchandise from certain suppliers in order to benefit from certain vendor rebates based on Couche-Tard's purchasing volume. Couche-Tard's revenues from licensed stores includes license fees and a portion of the vendor rebates related to the licensee's purchases that are paid to Couche-Tard.

Internationally, Couche-Tard through Circle K has license agreements for the operation and development of stores in Japan, Hong Kong, China, Vietnam, Indonesia, Guam, Macao and Mexico. The terms of these agreements vary, as do the royalty rates.

Merchandise Operations

Couche-Tard offers its customers more than 3,200 product stock keeping units (“SKUs”) that include traditional convenience store items such as frozen beverages, candy and snacks, coffee, dairy items, beer/wine and tobacco products, as well as products not traditionally offered by convenience stores such as fresh food and foodservice items. In addition, services such as automatic teller machines and lottery ticket sales are featured in many stores. Couche-Tard is continually looking for new product ideas, such as cell phones and prepaid phone cards, to offer to its customers to meet their convenience needs. Couche-Tard evaluates store product assortment on an ongoing basis to ensure that low turnover products are replaced by top selling items in order to maximize selling space and ensure that high demand items are available to the consumer.

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

Based on merchandise purchase and sales information, Couche-Tard estimates category revenues as a percentage of total in-store merchandise sales for the last fiscal year as follows:

Percentage of
Category	Total

Tobacco Products	40.57
Beer/Wine/Liquor	15.52
Grocery	11.54
Beverages	13.85
Food Service	9.08
Candy/Snacks	9.44
Total In-Store Merchandise Sales	100%

In order to grow its merchandise sales and increase profits, Couche-Tard focuses primarily on developing its banners and house-brands, growing and refining its IMPACT program and expanding its QSRs business.

Branding. Couche-Tard operates its stores under mainly the brands Couche-Tard, Mac's, Circle K, 7-jours, Dairy Mart, Daisy Mart and Winks. Couche-Tard's brand strategy employs both proprietary and national brands for brewed coffee, frozen/iced beverages, fresh sandwiches and other fresh food items. La Maisonnée and TakeAwayCafé branded fresh sandwiches and breakfast selections, as well as Sloche, Froster, Joker drinks, Sunshine Joe Coffee Co. and Ajava Cafe are examples of successful proprietary branded items that Couche-Tard has added to its growing selection of fresh products. Couche-Tard also continues to build on existing partnerships with recognized coffee franchises and brand names such as Van Houtte and Seattle's Best Coffee names.

IMPACT Program. In 1998, Couche-Tard launched its Store 2000 Concept, now identified as IMPACT. The program has been implemented in about 2,500, or approximately 61%, of its company-operated stores. Under the IMPACT program, the selection of products and services is designed to create an in-store perception of freshness to appeal to consumers and promote increased sales of higher-margin products. Each selected location is adapted to the needs of the socio-economic and cultural character of the community with the assistance of a multi-disciplinary team comprising marketing, merchandising, real estate service, interior design and operations specialists. A full-scale IMPACT program implementation typically includes an expanded foodservice operation, and may include a QSR. Couche-Tard uses a scaled-down version of the concept in markets that cannot support a full-scale conversion. These foodservice programs are a very important part of the IMPACT program. Management believes that there is an opportunity to increase gross margins through the expansion of this concept.

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

Fuel Operations

Prior to Couche-Tard's entry into the U.S. market, approximately 70% of total revenues were generated from merchandise and service revenues and 30% from motor fuel sales. The mix has been altered since the acquisition of namely Bigfoot, Dairy Mart and Circle K, as these companies had a greater reliance on motor fuel sales than Couche-Tard. In fiscal 2008, Couche-Tard's motor fuel sales in Canada represented about 43% of its Canadian revenues compared to approximately 72% of revenues for its U.S. stores.

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

Couche-Tard sells motor fuel either under its own brands, including Couche-Tard and Mac's in Canada and Circle K in the United States, or under the name of major oil companies such as Shell, 76, BP, Marathon, Conoco, Irving, Esso, Petro-Canada and Ultramar.

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

Couche-Tard uses Core-Mark International Inc. as its exclusive supplier for the majority of its in-store merchandise to its Western and Central Canada stores. In Eastern Canada, Couche-Tard operates its own distribution centre in Laval, Québec through which most deliveries to Couche-Tard's Québec stores are channelled, with the remainder of supplies being delivered directly to the stores by the manufacturers. The distribution centre was established to allow Couche-Tard to provide integrated, high-quality services to the 556 Couche-Tard stores dispersed throughout the province. The distribution centre has enabled Couche-Tard to increase the frequency of its delivery of dairy products and fresh and frozen foods from once to at least twice a week.

Circle K has a distribution centre in Arizona which is managed by Core-Mark International Inc. pursuant to a contract for a fee. The distribution centre serves 576 Circle K stores. The distribution centre allows Circle K to utilize its buying power for warehouse-delivered items plus proprietary beverages, Liquor, limited beer products, certain dairy, bakery, sandwiches, ice cream and snack items through vendor consolidation with the Arizona distribution centre.

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

Properties

Of the 4,068 company-operated stores, 2,980 are leased and 1,088 are owned by Couche-Tard, while the remaining 1,051 stores are either leased or owned by affiliates and franchisees. Most of the owned properties are located in Québec. Couche-Tard believes that none of the leases is individually material to it. Most of the leases are net leases requiring Couche-Tard to pay taxes, insurance and maintenance costs. Generally our real estate leases in Canada are for primary terms of five to ten years and in the United States, they are for 10 to 20 years, in both cases, with options to renew. Under certain of the store leases, we are subject to additional rentals based on store revenues as well as escalations in the minimum future lease amount.

Couche-Tard leases its corporate headquarters in Laval, Québec. Management believes that Couche-Tard's headquarters are adequate for its present and foreseeable needs. In addition, Couche-Tard has nine regional offices located in Toronto, Ontario, Calgary, Alberta, Columbus, Indiana, Charlotte, North Carolina, Tampa and Pensacola, Florida, Corona, California, Tempe, Arizona and Akron, Ohio, all of which are leased. The distribution centre in Laval, Québec and the one in Tolleson, Arizona are also leased.

Information Systems

Couche-Tard uses the information obtained from its point of sales (“POS”) systems to manage its product mix at the store level. The periodic reports generated from the data collected using POS scanners allows the store operators to identify slow-moving inventory, track customer preferences, optimize product assortment and effectively adapt the store to the needs of community. Couche-Tard uses POS technology, including scanning, in all of its Company-operated stores. During fiscal 2007, Couche-Tard completed the implementation of new POS systems including the selective installation of touch screens in its Mac's stores and continues to implement pay-at-the-pump systems for motor fuel distribution at certain company-owned stores in all of its regions. This technology maximizes convenience for customers while allowing Couche-Tard to collect information on consumer habits to better implement its merchandising strategy. In fiscal 2003, Couche-Tard established a data warehouse for all of its Canadian divisions and is developing a wide area network, or WAN, which will allow it to implement a perpetual inventory and in-store assisted ordering system. The system, which is in use primarily in Québec, is designed to optimize the store supply process.

Employees and Training

As at April 27, 2008, Couche-Tard had more than 45,000 employees throughout its company-operated stores, administrative offices, distribution centre and affiliated stores.

Couche-Tard is organized in nine divisions based on geography: Eastern Canada (Québec), Central Canada (Ontario), Western Canada, the U.S. Midwest, the U.S. West Coast, Arizona, the U.S. Southeast, the U.S. Southwest, Florida, Gulf Coast and the U.S. Great Lakes, each managed by a Vice-President of Operations. Each Vice-President is typically responsible for up to 600 stores. Each store is operated as a separate business unit and store managers are required to meet specific performance objectives. Store manager's report to market managers who are typically responsible for eight to ten stores. Market managers report to regional directors who typically oversee 60 to 70 stores. Finally, regional directors are accountable to the division vice-presidents. Couche-Tard's decentralized structure allows most store-specific decisions to be made locally, rather than centrally, which expedites the decision-making process.

Couche-Tard typically spends between 2 % and 4 % of total annual compensation in the network on the training of its employees.

Trade Names, Service Marks and Trademarks

Couche-Tard has registered or applied for registration of a variety of trade names, service marks and trademarks for use in its business, which Couche-Tard regards as having significant value and as being important factors in the marketing of the Company and its convenience stores. Couche-Tard operates its corporate stores under mainly the brands Couche-Tard, Mac's, Circle K, 7-jours, Dairy Mart, Daisy Mart and Winks. Couche-Tard sells its proprietary branded food items such as La Maisonnée and TakeAwayCafé fresh sandwiches and breakfast selections, as well as Sloche and Froster brands of iced beverages. Circle K store brands include Circle K, K Express, Thirst Buster, Polar Pop and Freshest Coffee Going!. Service brands include: Circlek.com. Tag lines include “What else do you need” and “I love this place”. Couche-Tard also sells motor fuel under its private labels, including Couche-Tard, Mac's, Circle K. Couche-Tard is not dependent upon any single trademark or trade name, however, it considers its banners and brands to be important assets. Accordingly, Couche-Tard's policy is to register or otherwise protect these intangible assets in all jurisdictions in which Couche-Tard operates. Couche-Tard has exclusive rights to use its trademarks.

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

RISK FACTORS

The "Business Risks" and “Other Risks” sections of our annual “Management's Discussion and Analysis of Operating Results and Financial Position” on pages 20 to 24, is incorporated herein by reference, as supplemented from time to time in the "Business Risks" sections of our quarterly reports to shareholders.

DIVIDENDS

Since 1989, the Company had not declared any dividends but effective since the second quarter of fiscal 2006, the Board of Directors has implemented a quarterly dividend policy of 2.5 cents Cdn per Class A multiple voting shares and Class B subordinate voting shares. During fiscal 2007 and effective since the second quarter, the Company modified its quarterly dividend policy by raising it at 3.0 cents and then increasing it to 3.5 cents in the second quarter of fiscal 2008.

CAPITAL STRUCTURE

The voting shares of the Company are its Class A Multiple Voting Shares (the “Multiple Voting Shares”) and its Class B Subordinate Voting Shares (the “Subordinate Voting Shares”). As at June 30, 2008, 53,881,212 Multiple Voting Shares and 142,845,776 Subordinate Voting Shares of the Company were issued and outstanding. Each Multiple Voting Share carries 10 votes and each Subordinate Voting Share carries one vote with respect to all matters coming before the Meeting.

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

In December 2005, Standard and Poor's Ratings Services Limited announced that it had assigned the Company's Senior Subordinated Notes to “B+” to reflect the significant reduction in debt undertaken by the company since the Circle K acquisition in December 2003, coupled with operational improvement from its U.S. operations and ample liquidity. Couche-Tard has exceeded its initial cost savings targets related to the Circle K stores, where the company has begun to successfully implement its Impact concepts store renovation program. An obligation rated “B” is more vulnerable to non-payment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitment on the obligation.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

MARKET FOR SECURITIES

The Multiple Voting Shares and Subordinate Voting Shares are listed on the Toronto Stock Exchange since December 6, 1999 under the symbols ATD.A and ATD.B, respectively.

Price Ranges and Volume Traded
Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
May 2007	ATD.A	$ 24.50	$ 23.25	21,912
June 2007	ATD.A	$ 23.76	$ 21.77	762,092
July 2007	ATD.A	$ 22.98	$ 20.31	53,225
August 2007	ATD.A	$ 22.25	$ 19.85	46,086
September 2007	ATD.A	$ 22.54	$ 20.26	39,122
October 2007	ATD.A	$ 20.61	$ 19.76	51,338
November 2007	ATD.A	$ 20.51	$ 17.00	65,571

Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
December 2007	ATD.A	$ 18.79	$ 17.01	255,299
January 2008	ATD.A	$ 18.29	$ 15.19	102,100
February 2008	ATD.A	$ 18.30	$ 16.59	93,285
March 2008	ATD.A	$ 16.79	$ 14.30	1,670,397
April 2008[2]	ATD.A	$ 16.00	$ 13.50	564,426

Monthly Period	Symbol	High Price [1]	Low Price [1]	Traded Volume
May 2007	ATD.B	$ 24.00	$ 22.90	9,222,594
June 2007	ATD.B	$ 23.44	$ 21.69	12,718,554
July 2007	ATD.B	$ 22.83	$ 20.32	13,844,867
August 2007	ATD.B	$ 22.10	$ 19.57	11,251,311
September 2007	ATD.B	$ 22.48	$ 20.07	5,835,034
October 2007	ATD.B	$ 20.61	$ 19.81	10,500,227
November 2007	ATD.B	$ 20.35	$ 16.80	10,581,492
December 2007	ATD.B	$ 18.72	$ 17.01	8,070,421
January 2008	ATD.B	$ 18.29	$ 15.15	8,017,554
February 2008	ATD.B	$ 18.37	$ 16.40	5,354,027
March 2008	ATD.B	$ 16.80	$ 13.69	9,229,945
April 2008[2]	ATD.B	$ 16.50	$ 13.18	6,266,218

Note:

        (1)     All prices are in CAD$ and on a per share basis.
        (2)     From April 1 to April 25, 2008 inclusively.

DIRECTORS AND SENIOR OFFICERS

Directors

The following tables list the Company's directors. All information is accurate as at June 30, 2008.

Name and municipality of residence	Principal occupation

ALAIN BOUCHARD [1]
Lorraine, Québec	Chairman of the Board, President and Chief Executive Officer of the Company

JACQUES D'AMOURS [1]	Vice-President, Administration of the Company
Lorraine, Québec

ROGER DESROSIERS, FCA[3]
Montréal, Québec	Corporate Director
Chairman of the Audit Committee

JEAN ÉLIE [3]
Montréal, Québec	Corporate Director

RICHARD FORTIN [1]
Longueuil, Québec	Executive Vice-President and Chief Financial Officer of the Company

MÉLANIE KAU [2]
Montréal, Québec	President, Mobilia Interiors Inc.

ROGER LONGPRÉ [2,3]
Brossard, Québec	President, Mergerac Inc. (consulting firm in mergers and acquisitions)
Chairman of the Human Resources and
Corporate Governance Committee

RÉAL PLOURDE [1]
Montréal, Québec	Executive Vice-President and Chief Operating Officer of the Company

Name and municipality of residence	Principal occupation

JEAN-PIERRE SAURIOL [2]	President and Chief Executive Officer, Dessau inc.
Laval, Québec	(engineering-construction company)

JEAN TURMEL[4]
Montréal, Québec	President, Perseus Capital Inc. (fund management company)

Notes:

1)	Member of the Executive Committee.

2)	Member of the Human Resources and Corporate Governance Committee.

3)	Member of the Audit Committee.

4)	Lead Director.

Each director remains in office until the following annual shareholders' meeting or until the election or appointment of his successor, unless he resigns or his office becomes vacant as a result of his death, removal or any other cause.

The Directors of the Company held the following principal occupations during the five preceding years:

     Alain Bouchard. As founder of the companies from which originated Alimentation Couche-Tard Inc., Mr. Alain Bouchard started his convenience store operations in 1980 with the opening of his first convenience store in Québec. Mr. Bouchard has more than 38 years of experience in the retail industry. Over the years he took part, along with his closest collaborators and all staff members, in the Alimentation Couche-Tard's growth. Mr. Bouchard is also a director of Quebecor Inc., a communications holding company, Atrium Innovations Inc. (development and marketing of cosmetic and nutritional ingredients) and the Hautes Études Commerciales of Montréal.

     Richard Fortin. Before joining Couche-Tard in 1984, he had more than 13 years of experience at a number of major financial institutions, and was Vice-President of Québec for a Canadian bank wholly-owned by Societe Generale (France). Mr. Fortin holds a bachelor's degree in Management with a major in Finance from Laval University in Québec City. Mr. Fortin is a director of Transcontinental Inc., a commercial printer and is chairman of the audit committee of the latter and also sits on the board of the Insurance Life of National Bank of Canada.

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

     Roger Desrosiers. Mr. Desrosiers has been a chartered accountant since 1963. In 1973, he founded an accounting firm that subsequently merged with Arthur Andersen in 1994. From 1994 to 2000, he was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, he was assistant-treasurer, director of accounting and budget for Québec-Telephone (now TELUS Inc.). Prior to 1968, he practised accounting with Coopers & Lybrand. He is a Fellow of the Québec Order of Chartered Accountants. Mr. Desrosiers sits on the following board of directors: Desjardins Assurances Générales, Fonds d'assurances du Barreau du Québec, La Personnelle compagnie d'assurance Inc., The Personal Inc., Certas Inc. and Fortsum Business Solutions Inc., as well as on the consulting committee of Telus Québec. He holds a Masters Degree in Commercial Sciences and a License in Accounting Sciences both from Laval University in Québec City. He is also Fellow of the Ordre des comptables agrées du Québec and gives training at l'École des administrateurs de société de l'Université Laval.

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

     Mélanie Kau. Mrs. Kau started her career with Mobilia in 1987 when she joined the family business at a crucial time. After occupying several different positions, she assumed the role of President in 1995. In addition to quadrupling the revenues of the company during her presidency Mrs. Kau has earned the respect of her peers. In 2001 she was awarded the Entrepreneur of the Year by the Young Chamber of Commerce of Montréal, in 2002 she was recognized as Canada's Top 40 under 40. Mrs. Kau holds a Bachelor's of Arts from McGill, a Master of Journalism from Northwestern University, as well as an Executive Master's of Business Administration from Concordia. She serves on the board of Investissement Québec since 2005 in addition to being a member of its audit committee and of the governance and ethic committee.

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

     Jean-Pierre Sauriol. Mr. Sauriol is President and Chief Executive Officer of Dessau Inc., one of Canada's largest engineering-construction companies. Mr. Sauriol was Chairman of the Association of Consulting Engineers of Canada in 1993 and of the Association of Consulting Engineers of Québec in 1988 and 2000. Mr. Sauriol is a Fellow of the Canadian Academy of Engineering. Mr. Sauriol graduated from the École Polytechnique of Montréal in 1979 and completed Harvard Business School's Owner President Management Program in 1993.

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

Senior Officers

The following table lists the Company's senior officers who are not also directors. All information is accurate as of June 30, 2008.

Name and municipality of residence	Office held with the Company

MICHEL BERNARD	Vice-President, Operations Eastern Canada
Montréal, Québec

JASON BROUSSARD	Vice-President, Operations Gulf
Tampa, Florida

ROBERT G. CAMPAU	Vice-President, U.S. Administration
Charlotte, North Carolina

DARRELL DAVIS	Vice-President, Operations U.S. Midwest
Columbus, Indiana

Name and municipality of residence	Office held with the Company

MICHAEL GUINARD	Vice-President, Special Projects
Laval, Québec

BRIAN HANNASCH	Senior Vice-President, U.S. Operations
Columbus, Indiana

GEOFFREY C. HAXEL	Vice-President, Operations Arizona
Scottsdale, Arizona

MATT MCCURE	Vice-President, Operations U.S. Southeast
Charlotte, North Carolina

JEAN-LUC MEUNIER	Vice-President, Operations Central Canada
Markham, Ontario

RAYMOND PARÉ	Vice-President, Corporate Finance and Treasurer
Rosemère, Québec

PAUL RODRIGUEZ	Vice-President, Operations U.S. Great Lakes
Macedonia, Ohio

BUTCH SEBER	Vice-President, Real Estate Development
Lithia, Florida

MIKE STRUBLE	Vice-President, Operations Florida
Tampa, Florida

TIM TOUREK	Vice-President, Operations U.S. Westcoast
Lake Ellsinore, California

KIM TROWBRIDGE	Vice-President, Operations Western Canada
Calgary, Alberta

LOU VALDES	Vice-President, Operations U.S. Southwest
Chandler, Arizona

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

     Jason Broussard was appointed Vice-President, Operations, Gulf in January 2008. Prior to assuming his current position, Mr. Jason Broussard held various positions within Circle K since 1990, ranging from District Manager to Director of Marketing and Fuel. In 1983, Mr. Broussard began his career in the convenience store industry for the Southland Corporation. Mr. Broussard has been the recipient of many regional and national awards throughout his career including District Manager of the Year. Mr. Broussard holds a solid experience of 24 years in Operations and Marketing.

     Robert G. Campau has been Vice-President, Administration since May 2008 and was formerly Vice-President, Operations U.S. Southeast since December 2003. Mr. Campau began his nearly 30-year convenience industry career with the Southland Corporation (7-Eleven) in 1974. Since joining Circle K in 1979, Mr. Campau held a variety of positions including zone manager, division manager, director of operations, franchise support services, director of organizational development, director of operations and representative of the Office of the President. Prior to December 2003, he served as Manager of Retail Support for ConocoPhillips. Mr. Campau earned his bachelor's degree in business administration from the University of Wisconsin at Madison.

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

     Michael Guinard joined Alimentation Couche-Tard in 2000 as National Director, Real Estate and was appointed as Vice President, Real Estate Development from 2002 to January 2008, when he was appointed Vice-President, Special Projects. Mr. Guinard previously worked ten years as Director, Real Estate-Québec for Tim Hortons following a 21 year career in the Canadian petroleum industry with Petrofina and Petro-Canada in operations, strategic planning, marketing and real estate functions. Mr. Guinard holds a bachelor's degree in Economics from Concordia University (Loyola College).

     Brian P. Hannasch holds the Senior Vice-President, U.S. Operations position since in May 2008 and previously was Senior Vice-President, Western North America since December 2004. Prior to, he was Vice-President, Integration since 2003. In 2001, he was appointed Vice-President, Operations U.S. Midwest where he was responsible for all aspects of our U.S. operations. From 2000 to 2001, Mr. Hannasch was Vice-President of Operations for Bigfoot Food Stores LLC, a 225 unit convenience store chain in the U.S. Midwest acquired by Couche-Tard. From 1989 to 2000, Mr. Hannasch was employed by BP Amoco in various positions of increasing responsibility. His last position with BP Amoco was Vice-President of Marketing for the Midwest Business Unit. Mr. Hannasch holds a B.A. in Finance from Iowa State University and an MBA in Marketing and Finance from the University of Chicago.

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

     Matt McCure has been Vice-President, Operations U.S. Southeast since May 2008. Prior to assuming his current position he was Director of Marketing & Fuel. Mr. McCure held various positions within the company ranging from Director of Facilities and Regional Director of Operations. In 2001, he was appointed as Director of Facilities. In this role, he was instrumental in supporting the growth of the Division from 200 locations to over 700. Prior to joining the company, Mr. McCure spent 6 years working in the Southeast for Swifty Serve/Camp Oil Company. There he held the Director of Facilities position after starting his career as a Project Manager. He also gained experience in the Marketing, Fuel Operations and Real Estate Departments. Mr. McCure graduated from the University of Illinois with a Bachelors Degree in Civil Engineering.

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

     Raymond Paré has been Vice President, Corporate Finance and Treasurer since November 2007. Prior to assuming his current position, Mr. Paré held the position of Senior Director, Finance, within the Company since 2003. In 1992, Mr. Paré began his professional career at Ernst & Young as a Chartered Accountant and thereafter held several positions in financial and operational management, amongst other companies; at JAC Canada / USA Inc. and at Bombardier Inc., in the Aerospace Division. Mr. Paré graduated in 2007 with a MBA for management in Financing from the Université du Québec à Montréal, holds a B.A. in Accounting from such university since 1992 and he officially became a Chartered Accountant in 1994.

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

     Butch Seber was appointed Vice-President Real Estate Development, North America in January 2008. Upon joining Circle K in October of 1992, Mr. Seber has held a variety of positions in real estate covering all areas of development and asset management. He served as Real Estate Director for the previous ten years and was responsible for new acquisition markets, direct management and accountability for the Florida Gulf Coast Division. Prior to joining Circle K, Mr. Seber started his career in 1982 in the real estate brokerage business. Mr. Seber graduated with a Bachelor of Arts degree from the University of South Florida majoring in both Communications and Psychology.

     Mike Struble was appointed Vice-President, Operations of the U.S. Florida/Gulf Division in May 2007 and now holds the position of Vice-President, Operations Florida since January 2008. Previously he served as Director of Marketing & Fuel since December, 2003. Prior to the acquisition by Couche-Tard, Mr. Struble served as a Director on the corporate marketing staff of Circle K for eight years. Mr. Struble has over 30 years of convenience retailing experience which began in 1976. He has served various regional U.S. companies in a variety of marketing and operations positions, including Director of Operations for Shore Stop and Jr. Food Stores, and Vice-President, Marketing for Strasberger Enterprises. He also served as Managing Partner of Struble Management Group for 6 years, providing turn around and interim management to companies at risk.

     Tim Tourek has been Vice-President, Operations U.S. West Coast since January 2008 but has held such position by interim since March 2007. His convenience store career began in 1992 with the Southland Corp. (7-Eleven). Mr. Tourek joined Circle K in 1992 as a District Manager. In his tenure at Circle K has held the positions of District Manager, Director of Operations, Regional Operations Director, and Director of Facilities. He is a Veteran of the United States Air Force, holds a B.S. degree in Management from Golden Gate University and a MBA. from the University of Phoenix.

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

     Lou Valdes was appointed Vice-President, Operations, U.S. Southwest in January 2008. Prior to assuming his current position, Mr. Valdes held various positions within Circle K since 1998, ranging from District Manager, Project Manager to Director of Operations and Facilities. As Director of Operations and Facilities, Mr. Valdes was responsible for the new acquisition markets, Procurement, Facilities Department and the Arizona Distribution Center. In 1985, Mr. Valdes began his career in the retail industry as a Store Manager for Drug Emporium Drug Store, and rose to Director of Purchasing and Marketing. Mr. Valdes attended the University of Arizona in 1986 where he studied Business and Accounting.

As at June 30, 2008, the executive officers and directors, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 37,959,292 multiple voting shares and 2,008,808 subordinate voting shares of the Company representing respectively 70.45% and 1.41% of the issued and outstanding shares of the Company.

LEGAL PROCEEDINGS

In the ordinary course of business, Couche-Tard is a defendant in a number of legal proceedings, suits, and claims common to companies engaged in retail businesses. The majority of these cases are brought by individual plaintiffs. Couche-Tard believes that it is not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a material adverse effect on Couche-Tard's operating results and financial condition. On June 13, 2008, summons that were served on Couche-Tard regarding accusations made against it and two of its employees by the Competition Bureau stating that acts under section 45(1) of the Competition Act were committed, in four municipalities in Quebec. While Couche-Tard takes these accusations very seriously, the company intends to defend itself vigorously. It should be noted that these accusations have not been proven.

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

The Board of Directors of the Company has determined that Messrs. Desrosiers, Longpré and Élie are “financially literate” in accordance with Multilateral Instrument 52-110 Audit Committees applicable in Canada. In addition, it has determined that Mr. Desrosiers is “audit committee financial expert” in accordance with the U.S. Sarbanes-Oxley Act and the rules of the U.S. Securities and Exchange Commission enacted there under.

Internal Controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 27, 2008, our management and our external auditors reported that these internal controls were effective.

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

Auditors Fees

Raymond Chabot Grant Thornton LLP, chartered accountants, Montréal, have served as the Company's auditors since 1990. For the fiscal years ended on April 27, 2008 and April 29, 2007, billed fees for audit, audit-related, tax and all other services provided to the Company by Raymond Chabot Grant Thornton LLP were as follows:

	2008	2007
Audit Fees [1]	Cdn$ 888,721	Cdn$ 984,269
Audit-Related Fees [2]	Cdn$ 11,100	Cdn$ 22,700
Tax Fees [3]	Nil	Nil
All Other Fees	Cdn$ 127,755	Cdn$ 116,009

TOTAL	Cdn$ 1,027,576	Cdn$ 1,122,978

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

Additional information, including officers' and directors' remuneration and loans granted to them, if any, principal shareholders of the Company, stock options and the interest of insiders in material transactions, if any, is contained in the management proxy circular dated July 15, 2008 which was prepared for the 2008 annual meeting of shareholders. Other financial information is included in the audited consolidated financial statements and the notes thereto for the fiscal year ended April 27, 2008 as well as Management's Discussion and Analysis thereon. All such additional information relating to the Company is available on SEDAR at www.sedar.com. The foregoing documents may be obtained by contacting the Corporate Secretary at the head office of the Company, 1600 St-Martin Blvd. East, Tower B, Suite 200, Laval, Québec H7G 4S7.

* * * * *

FISCAL YEAR 2008
ALIMENTATION COUCHE-TARD INC.
MANAGEMENT DISCUSSION & ANALYSIS
52-week period ended April 27, 2008

The purpose of this Management's Discussion and Analysis (MD&A) is, as required by regulators, to explain management's point of view on Alimentation Couche-Tard Inc.'s (Couche-Tard) financial condition and results of operations as well as the performance for fiscal year ended April 27, 2008. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader's understanding of the consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By "we", "our", "us" and "the Company", we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard's 2008 Annual Report, which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov and on the Company website at www.couche-tard.com.

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this MD&A describe our expectations as at July 15, 2008, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard's or the industry's outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

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

Our network is comprised of 5,119 convenience stores throughout North America, including 3,273 stores with motor fuel dispensing. During fiscal 2008, we were present in nine North American markets, including six in the United States covering 29 states and three in Canada covering six provinces. More than 45,000 people are employed throughout our network and at the service offices. As we stated before, we privilege the operation of networks with a maximum of approximately 600 company-operated stores per business unit. We therefore announced, on January 23, 2008, the creation of two new business units in the U.S., which have been in operation since April 28, 2008. They are identified as follows: the Southwest division, which includes the states of Texas, Colorado, Oklahoma and New Mexico, and the Gulf division, which includes the states of Tennessee, Mississippi, Louisiana, Arkansas and the western Panhandle of Florida.

Alimentation Couche-Tard 2

Our mission is to offer to our clients the best service on the market by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients' demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure, an ongoing assessment of best practices and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, as well as our continued investments in our proprietary brand products, our IMPACT program and the technological development of our stores.

The convenience store sector is fragmented. Our industry is in a consolidation and restructuring phase following the stiff competition and major fluctuations in motor fuel margins. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and we believe that it is still possible for industry participants with a good financial position such as Couche-Tard to maintain sustained growth through mergers and acquisitions, especially in the current difficult economic conditions.

2008 Overview

We announced revenues of $15.4 billion for fiscal 2008, up 27.2% over last year. For the year, net earnings reached $189.3 million, down 3.6% compared to fiscal 2007, due to the volatile and competitive motor fuel market, including increased expenses from electronic payment modes, as well as poor economic conditions in the southern part of the United States. These items were partially offset by the good results achieved by certain of our markets and by the reversal of the unusual income taxes expenses of $9.9 million posted during fiscal 2007.

Sale and leaseback transaction

On December 21, 2007, through our subsidiaries Circle K Stores Inc. and Mac's Convenience Stores LLC., we entered into a sale and leaseback transaction with Cole Credit Property Trust II, Inc. relating to 83 properties for a total selling price of $131.4 million. The proceeds were used namely to reduce our term revolving unsecured operating credit. The properties sold are located in several states and are subject to lease agreements with an initial average term of 20 years.

Share repurchase program

On August 8, 2007, we began a share repurchase program to purchase up to 2,808,765 of the 56,175,312 Class A multiple voting shares and 7,332,066 of the 146,641,334 Class B subordinate voting shares issued and outstanding as at July 27, 2007 (representing 5.0% of the Class A multiple voting shares and 5.0% of the Class B subordinate voting shares, issued and outstanding as at that date, respectively). In accordance with the Toronto Stock Exchange requirements, a maximum daily repurchase of 25.0% of the daily trading averages for the six months preceding July 27, 2007 may be made. By making such purchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation will be reduced and the proportionate interest of all remaining shareholders in the Company's share capital will be increased on a pro rata basis. The share repurchase period will end no later than August 7, 2008. All shares purchased under the share repurchase program will be cancelled.

Under this program, we repurchased 2,116,600 Class A multiple voting shares during fiscal year 2008 at an average cost of Cdn$15.05 and 4,045,606 Class B subordinate voting shares at an average cost of Cdn$17.23.

Business acquisitions

During 2008, the Company made the following business acquisitions:

  effective June 5, 2007, we purchased 28 company-operated stores and five land parcels from Sterling Stores LLC. The acquired stores operate under the Sterling banner in northwest Ohio, United States;

  we also purchased 18 stores through 15 distinct transactions.

Income taxes

During the first quarter of fiscal year 2007 and following the Government of Quebec's adoption of Bill 15 in the National Assembly of Quebec regarding amendments to the Quebec Taxation Act, we posted a $9.9 million unusual retroactive income tax expense. During fiscal year 2008, we reversed this unusual income tax expense following an agreement with the taxing authorities.

Alimentation Couche-Tard 3

Dividends

On July 15, 2008, the Board of Directors declared a quarterly dividend of Cdn$0.035 per share for the fourth quarter of fiscal 2008 to shareholders on record as at July 24, 2008, and approved its payment for August 1, 2008. These are eligible dividends within the meaning of the Income Tax Act.

Internal controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 27, 2008, our management and our external auditors reported that these internal controls were effective.

Outstanding shares and stock options

As at July 11, 2008, Couche-Tard had 53,881,212 Class A multiple voting shares and 142,845,776 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 9,006,239 outstanding stock options for the purchase of Class B subordinate voting shares.

Subsequent events

On June 13, 2008, we entered into a new credit agreement consisting of a revolving unsecured credit facility of a maximum amount of $310.0 million with an initial maturity, terms and conditions similar to the those of the other facility we already had as at April 27, 2008 as described in Note 17a) of the consolidated financial statements included in the present Annual Report.

On June 24, 2008, we acquired 83 stores in the St. Louis Missouri area and nearby central Illinois area from Spirit Energy, L.L.C. which does business as Convenient Food Mart. Of the 83 convenience stores, 69 are operated by the company under the Convenient Food Mart banner. The stores would be operated by the Circle K Midwest Division under the Circle K banner. The remaining 14 locations currently operate as dealers. Pursuant to this transaction, we would buy the land and buildings for 15 locations and would assume or enter into leases for the remaining locations. We plan to keep the stations Shell branded.

On May 8, 2008, we announced the expansion of our existing partnership with Irving Oil Limited (Irving Oil) to include 252 Irving Oil convenience retail sites across Atlantic Canada and New England. Under the expanded partnership, the 252 convenience stores would be operated by Couche-Tard. Of these stores, 128 are located in New Brunswick, Nova Scotia, Newfoundland and Labrador, and Prince Edward Island. The other 124 stores are located in the states of Maine, New Hampshire, Massachusetts and Vermont. Irving Oil would retain ownership of the convenience retail properties and we would lease the properties at market value for the next 20 years, and buy the store equipment and inventories by using internal available cash dollars. Irving Oil would continue to supply petroleum products to the sites, while fuel pumps and canopies at the sites would remain Irving-branded and the stores would be operated under a Couche-Tard brand. The sites involved have annual average merchandise sales of approximately $1.2 million per company-operated site. The annual average petroleum volume of the U.S. sites is approximately 2.0 million gallons per site and the annual average petroleum volume of the Canadian sites is approximately 4.4 million litres per site. Pursuant to this agreement, the parties would share net operating income. Following a 12-month integration period, it is expected that the average store earnings before interest and taxes would be aligned with Couche-Tard's company operated store performance. According to a confidentiality agreement between the parties, the financial arrangements between the parties cannot be disclosed at this time. The transaction is anticipated to close in July and is subject to standard regulatory approvals and closing conditions.

On April 29, 2008, we acquired 15 company-operated stores from Speedway Superamerica LLC., which does business under the Speedway banner in central Illinois, United States.

Accounting changes

Capital disclosures and financial instruments disclosures and presentation

On February 5, 2008 we early adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862 "Financial Instruments – Disclosures", Section 3863 "Financial Instruments – Presentation" and Section 1535 "Capital Disclosures".

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed to and how the entity manages those risks. This Section complements principles of recognition, measurement and presentation of financial instruments of Sections 3855 "Financial Instruments – Recognition and Measurement", 3863 "Financial Instruments – Presentation" and 3865 "Hedges".

Alimentation Couche-Tard 4

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It replaces the standards included in Section 3861 "Financial Instruments – Disclosure and Presentation".

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital.

The results of the implementation of these new standards are included in Note 23 and had no impact on the Company's financial results.

Financial Instruments – Recognition and Measurement

On April 30, 2007, we adopted CICA Handbook Section 3855 "Financial Instruments – Recognition and Measurement", which establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. This new standard was implemented retroactively without restatement of prior periods financial statements. For embedded derivatives instruments, the Company elected April 29, 2002 as its transition date.

We made the following classifications:

Financial assets and liabilities	Classification	Subsequent measurement (1)	Classification of gains and losses
Cash and cash equivalents	Held-for-trading	Fair value	Net earnings
Accounts receivable	Loans and receivables	Amortized cost	Net earnings
Investments in publicly-traded securities	Available-for-sale	Fair value	Other comprehensive income
Bank indebtedness and long-term debt	Other financial liabilities	Amortized cost	Net earnings
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	Net earnings

(1) Initial measurement of all financial assets and liabilities is at fair value.

As at April 30, 2007, the impact of the implementation of the classifications described above is a $0.5 million increase in Other assets, a $0.1 million increase in the long-term Future income tax liability and a $0.4 million increase in Accumulated other comprehensive income. These adjustments relate to an investment in publicly-traded securities held by the Company, included in Other assets. The value of this investment is not significant.

Section 3855 also requires that transaction costs be i) recognized in income when incurred or ii) added to or deducted from the amount of the financial asset or liability to which they are directly attributable when the asset or liability is not classified as held-for-trading. We have deferred financing costs attributable to our Subordinated unsecured debt which were previously deferred and amortized over the term of the debt. Consequently, we elected to apply the accounting policy that consists of deducting financing costs from the amount of the financial liability to which they are directly attributable. As of April 30, 2007, this change resulted in a decrease of $11.6 million in Deferred charges, of $13.1 million in Long-term debt, in an increase of $0.6 million in the long-term Future income tax liability and of $0.9 million in Retained earnings.

Hedges

Effective April 30, 2007, we adopted CICA Handbook Section 3865 "Hedges", which establishes circumstances under which hedge accounting may be applied. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses related to a hedging item and to the hedged item are recognized in net earnings in the same period.

As described in Notes 4 and 23 of the annual consolidated financial statements included in the present Annual Report, we use interest rate swaps as part of our program for managing the interest rate of our Subordinated unsecured debt. These interest rate swaps have been designated and documented as an effective fair value hedge of the Subordinated unsecured debt. Under the new standard, changes in the fair value of the swaps and the debt are recognized in net earnings, counterbalancing each other, except for any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

As at April 30, 2007, these changes resulted in an increase of $14.9 million in Deferred credits and other liabilities and in a decrease of $14.9 million in Long-term debt.

We also designate our entire US dollars denominated long-term debt as a foreign exchange hedge of our net investment in our U.S. self-sustaining subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in Accumulated other comprehensive income in the Shareholders' equity to offset the foreign currency translation adjustments on the investments.

Alimentation Couche-Tard 5

Comprehensive Income

On April 30, 2007, we adopted CICA Handbook Section 1530 "Comprehensive Income". This Section introduces a new financial statement which presents the change in equity of an enterprise from transactions and other events and circumstances from non-owner sources. These transactions include net changes in unrealized gains and losses on translating Canadian and corporate operations into the reporting currency as well as unrealized gains and losses related to changes in the fair value of certain financial instruments that are not recorded in net earnings. These two types of transactions are recorded in Other comprehensive income.

The result of the implementation of this new standard is that, beginning in the first quarter of fiscal 2008, we include, in our consolidated financial statements, a consolidated statement of comprehensive income while the cumulative net changes in other comprehensive income are included in Accumulated other comprehensive income, which is presented as a new category of Shareholders' equity and a new statement. Consequently, an amount of $97.8 million presented in cumulative translation adjustments as at April 29, 2007 has been reclassified to Accumulated other comprehensive income.

Equity

Effective April 30, 2007, we adopted CICA Handbook Section 3251 "Equity", which replaces Section 3250 "Surplus". This new section establishes standards for the presentation of equity and changes in equity during the reporting period and requires us to present separately equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves.

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

Motor Fuel Revenues. We include in our revenues the total dollar amount of motor fuel sales, including any imbedded taxes, if we take ownership of the motor fuel inventory. In the United States, we purchase motor fuel and sell it to 163 independent store operators at cost plus a mark-up. We record the full value of these revenues (cost plus mark-up) as motor fuel revenues. Where we act as a selling agent for a petroleum distributor, only the commission we have earned is recorded as revenues. Gross profit from motor fuel is derived by deducting the cost of the motor fuel from the motor fuel revenues, except for commission stores where the gross profit is equal to the recorded commission from the sale.

Gross Profit. Gross profit consists mainly of revenues less the cost of goods and motor fuel sold. For in-store merchandise, the cost of inventory is generally determined using the retail method (retail price less a normal margin), and for motor fuel, it is determined using the average cost method.

Operating, Selling, Administrative and General Expenses. The primary components of operating, selling, administrative and general expenses are labour, occupancy costs, electronic payment modes fees, commissions to dealers and overhead and include advertising expenses that are charged to earnings as incurred.

Key performance indicators used by management, which can be found under "Results of Operations-Other Operating Data", are merchandise and service gross margin, growth of same-store merchandise revenues, motor fuel gross margin and growth of same-store motor fuel volume.

Alimentation Couche-Tard 6

Summary of changes in our stores during the fourth quarter and fiscal year ended April 27, 2008

The following table presents certain information regarding changes in our stores over the 12-week periods ended April 27, 2008 (fourth quarter of 2008) and the 52-week period ended the same date (fiscal year 2008):

	12-week period ended			52-week period ended
	April 27, 2008			April 27, 2008
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores (1)	Total	stores	stores (1)	Total
Number of stores, beginning of period	4,087	1,034	5,121	4,072	1,023	5,095
Acquisitions	-	-	-	44	-	44
Openings / constructions / additions	12	25	37	44	75	119
Closures / withdrawals	(32)	(7)	(39)	(98)	(41)	(139)
Conversions into company-operated stores	1	(1)	-	7	(7)	-
Conversions into affiliated stores	-	-	-	(1)	1	-
Number of stores, end of period	4,068	1,051	5,119	4,068	1,051	5,119

(1)

Since fourth quarter of 2008, this number excludes the "purchasing partners" and independent stores operators to which we provide motor fuel, which were previously included with the affiliated stores. Opening balances were adjusted to reflect this new methodology.

During the year, we also implemented our IMPACT program in 422 company-operated stores (93 during the fourth quarter). As a result, 61.3% of our company-operated stores have now been converted to our IMPACT program, which gives us considerable opportunity for future internal growth.

Summary analysis of consolidated results for the fourth quarter of fiscal 2008

The following table highlights certain information regarding our operations for the 12-week periods ended April 27, 2008 and April 29, 2007:

(In millions of US dollars, unless otherwise stated, unaudited)
	12-week period ended	12-week period ended	Change
	April 27, 2008	April 29, 2007%
Revenues	3,705.8	2,972.6	24.7
Operating income	23.8	64.6	(63.2)
Net earnings	15.5	33.4	(53.6)
Selected Operating Data:

Merchandise and service gross margin (1):	33.7%	33.9%
United States	33.2%	33.2%
Canada	34.7%	35.6%
Growth of same-store merchandise revenues (2) (3):
United States	0.1%	3.4%
Canada	2.2%	3.3%
Growth of same-store motor fuel volume (3):
United States	0.9%	(2.5)%
Canada	5.8%	5.2%
Motor fuel gross margin:
United States (cents per gallon) (3)	10.02	13.12	(23.6)%
Canada (Cdn cents per litre)	5.25	4.67	12.4%

(1)

Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2)

Excludes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees. Growth in Canada is calculated based on Canadian dollars.

(3)

For company-operated stores only.

For the 12-week period ended April 27, 2008, we achieved revenues of $3.7 billion, compared with $3.0 billion for the same period in fiscal 2007, an increase of 24.7% or $733.2 million. We recorded 81.5% of our revenues in the United States, compared with 81.9% in the fourth quarter last year.

For the fourth quarter of fiscal 2008, growth of same-store merchandise revenues in the United States stood at 0.1% and 2.2% in Canada. Anemic growth in the United States is explained by difficult economic conditions, especially in the southern part of U.S. The situation was magnified by a significant rise in motor fuel retail price at the pump, leaving that much less margin on consumers' personal disposable income for in-store purchases. Finally, a tightened application of immigration laws in Arizona noticeably affected sales within the business unit whose stores had a strong concentration of Hispanic consumers. In Canada, we believe the performance to be satisfactory given the competitive landscape in Central and Eastern Canada, the growing smuggling on tobacco products and changing weather conditions. To achieve this level of performance, our business units in Canada marketed and featured products in growing demand, including value brand cigarettes and certain beverages. Additionally, our business units in the United States and Canada both pursued the implementation of one of our key success factors: the IMPACT program.

Alimentation Couche-Tard 7

Same-store motor fuel volume rose 0.9% in the United States and 5.8% in Canada. The poor performance in the United States can be explained by the unfavorable economic climate in the southern part of U.S. and by the drop in demand resulting from the sharp increase in retail prices at the pump. This was partially offset by pricing strategies focusing on maintaining customer traffic. Growth in Canada is primarily due to the strong economy in Western Canada combined with the popularity and improvement of the CAA program in Quebec and a more focused pricing strategy in Ontario.

During the fourth quarter of 2008, the merchandise and service gross margin stood at 33.7%, compared with 33.9% in the fourth quarter of 2007. In the United States, the gross margin was 33.2%, identical to last year. We had success to maintain our gross margin in the U.S. because our business units were able to transfer to the consumer a fair portion of cost price increases driven by the marked worldwide price increase in certain commodities and raw materials. In Canada, the margin fell to 34.7%, resulting mainly from aggressive promotions in the milk and cigarettes product segments, from a temporary and unfavourable change in the product mix, as well as from non-recurring supplier rebates received during the fourth quarter of fiscal 2007.

Motor fuel gross margin for our company-operated stores in the United States fell 3.10¢ per gallon, from 13.12¢ per gallon last year to 10.02¢ per gallon this quarter. The significant drop in margin results from marked and successive increases in product costs that our business units were not able to transfer immediately to the consumers because of very competitive market conditions. In Canada, the margin rose, reaching Cdn5.25¢ per litre compared with Cdn4.67¢ per litre for the corresponding quarter in 2007. The key distinction between the Canadian and U.S. markets lies in the virtually immediate adjustment of retail prices in Canada following cost price increases.

Many factors can impact motor fuel profit margins, namely supply difficulties and competition. However, fluctuations in crude oil prices remain a key factor because they directly impact supply costs. Additionally, a rapid increase in crude oil prices on the international market automatically triggers sharp rise in our cost price. Because of the competitive market in the U.S., we are still not able to immediately transfer the rapid increase in cost price to the consumer or we can only achieve this partially, therefore negatively impacting our gross margin. The opposite is also true. A quick drop in crude oil prices and concurrently of our cost price does not automatically trigger an immediate and proportional decrease in retail price, therefore enhancing our margins. During the fourth quarter of 2008, crude oil prices increased dramatically from $83.21(1) per barrel at the beginning of the quarter to $109.25(1) at the end of the quarter. Last year, the increase was far less spectacular from the beginning to the end of the fourth quarter rising from $52.15(1) and ultimately reaching $59.19(1).

Net earnings

We closed this quarter with net earnings of $15.5 million, which equals $0.08 per share (same per share on a diluted basis), compared with $33.4 million last year ($0.16 per share on a diluted basis), a decrease of $17.9 million. This drop reflects a weak gross margin on fuel sales in the United States, higher expenses from electronic payment modes and the economic slowdown of our business units in the southern part of the United States. Furthermore, major acquisitions(2) had a negative effect of $1.0 million on net earnings, mainly due to a lower net margin on motor fuel compared to the historical average. These items were partially offset by the good performance of certain of our business units and by the recovery of income tax during the fourth quarter of 2008 in order to account for the adjustment in the tax burden for fiscal year 2008 corresponding to the effective annual rate.

____________________________
(1) Published price as per "United States Spot Price FOB Weighted by Estimated Import Volume" (Dollar per Barrel) for the period from February 10, 2007 to April, 27, 2007, and from February 9, 2008 to April 25, 2008.
(2) In this document, "major acquisitions" are acquisitions of seven stores or more which have not completed 12 entire months of operation during fiscal 2008.

Alimentation Couche-Tard 8

Exchange rate data

The Company reports in US dollar given the predominance of its operations in the United States and its US dollar denominated debt.

The following table presents relevant exchange rates information based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	52-week period ended	52-week period ended	53-week period ended
	April 27, 2008	April 29, 2007	April 30, 2006
Average for the period (a)	0.9773	0.8789	0.8417
Period end	0.9840	0.8961	0.8945

____________________________
(a) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Alimentation Couche-Tard 9

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 52-week periods ended April 27, 2008 and April 29, 2007 and for the 53-week period ended April 30, 2006:

(In millions of US dollars, unless otherwise stated)			Standardized
	52-week period	52-week period	52-week period	53-week period
	ended	ended	ended	ended
	April 27, 2008	April 29, 2007	April 30, 2006	April 30, 2006
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	3,476.3	3,116.6	2,756.2	2,812.0
Canada	1,724.4	1,500.4	1,398.8	1,426.7
Total merchandise and service revenues	5,200.7	4,617.0	4,155.0	4,238.7
Motor fuel revenues:
United States	8,891.6	6,514.6	4,926.6	5,044.9
Canada	1,277.7	955.8	855.6	873.7
Total motor fuel revenues	10,169.3	7,470.4	5,782.2	5,918.6
Total revenues	15,370.0	12,087.4	9,937.2	10,157.3
Merchandise and service gross profit (1) :
United States	1,146.5	1,046.9	913.4	932.3
Canada	601.1	526.6	473.5	483.1
Total merchandise and service gross profit	1,747.6	1,573.5	1,386.9	1,415.4
Motor fuel gross profit:
United States	393.9	372.1	307.9	312.5
Canada	82.0	58.9	62.2	63.6
Total motor fuel gross profit	475.9	431.0	370.1	376.1
Total gross profit	2,223.5	2,004.5	1,757.0	1,791.5
Operating, selling, administrative and general expenses	1,738.9	1,512.4	1,325.1	1,352.9
Depreciation and amortization of property and equipment and other assets	172.5	133.8	105.0	106.9
Operating income	312.1	358.3	326.9	331.7
Net earnings	189.3	196.4	193.5	196.2
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	33.6%	34.1%		33.4%
United States	33.0%	33.6%		33.2%
Canada	34.9%	35.1%		33.9%
Growth of same-store merchandise revenues on a 52-week basis (2) (3):
United States	2.5%	3.3%		5.2%
Canada	4.0%	2.6%		3.9%
Motor fuel gross margin:
United States (cents per gallon) (3)	13.58	14.90		15.14
Canada (Cdn cents per litre)	5.08	4.31		5.00
Volume of motor fuel sold (4):
United States (millions of gallons)	3,019.9	2,609.0		2,116.1
Canada (millions of litres)	1,655.0	1,554.5		1,509.6
Growth of same-store motor fuel volume on a 52-week basis (3) :
United States	(0.2)%	2.9%		6.0%
Canada	6.3%	4.8%		2.8%
Per Share Data:
Basic net earnings per share (dollars per share)	0.94	0.97		0.97
Diluted net earnings per share (dollars per share)	0.92	0.94		0.94
Balance Sheet Data:
Total assets	3,320.6	3,043.2		2,369.2
Interest-bearing debt	842.2	870.0		524.1
Shareholders' equity	1,253.7	1,145.4		966.0
Ratios
Net interest-bearing debt/total capitalization (5)	0.33:1	0.39:1		0.15:1
Net interest-bearing debt/EBITDA (6)	1.29:1	1.48:1		0.39:1

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

Alimentation Couche-Tard 10

Analysis of consolidated results for the fiscal year ended April 27, 2008

Revenues

Our revenues amounted to $15.4 billion in 2008, up $3.3 billion, for an increase of 27.2%, of which $1.5 billion is attributable to the major acquisitions. The proportion of our business in the United States was 80.5% compared with 79.7% least year.

More specifically, the growth of merchandise and service revenues for fiscal 2008 was $583.7 million or 12.6%, of which $268.1 million was generated by the major acquisitions and $168.5 million was generated by the 11.2% appreciation of the Canadian dollar against its U.S. counterpart. Internal growth, as measured by the growth in same-store merchandise revenues, was 2.5% in the United States and 4.0% in Canada. Growth in the U.S. follows a positive trend despite the economic slowdown in some regions, especially in the southern part of the country. The situation was magnified by a significant rise in retail price at the pump, leaving that much less margin on consumers' personal disposable income for in-store purchases. In the same manner, a tightened application of immigration laws in Arizona noticeably affected sales within the business unit whose stores had a strong concentration of Hispanic consumers. Lastly, in order to maintain and even improve our position, we implemented aggressive promotions in certain customized categories and we continued to implement one of our key success factors: our IMPACT program. As for the Canadian market, we launched promotions throughout the year towards increasing customer traffic in our stores. In addition, we marketed and promoted products in growing demand, including value brand cigarettes and certain beverages. These initiatives were partially offset by the highly competitive landscape in Central and Eastern Canada and the growing smuggling on tobacco products.

Motor fuel revenues increased $2.7 billion or 36.1% in fiscal 2008, of which $1.2 billion stems from a higher average retail price at the pump in our U.S. and Canadian company-operated stores, as shown in the following table:

					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 27, 2008
United States (US dollars per gallon)	2.98	2.73	2.96	3.22	2.97
Canada (Cdn cents per litre)	98.49	92.35	95.92	103.69	97.43
52-week period ended April 29, 2007
United States (US dollars per gallon)	2.86	2.61	2.26	2.52	2.52
Canada (Cdn cents per litre)	96.08	89.87	80.27	90.11	88.42

The major acquisitions contributed 412.2 million additional gallons in fiscal 2008, or $1.2 billion in revenues. The appreciation of the Canadian dollar against its U.S. counterpart was also responsible for $128.8 million of the increase. The same-store motor fuel volume fell 0.2% in the United States and rose 6.3% in Canada. In the United States, the sluggish growth is mainly due to poor economic conditions in the southern part of the country and to the overall decline in consumer demand resulting from the sharp increase in retail prices at the pump. In addition, some of our competitors in the Great Lakes region launched aggressive promotions in which we did not participate. However, this strategy favourably impacted our margin in this market. In Canada, the growth is mainly due to the thriving economic conditions in Western Canada combined with the popularity of the CAA program in Quebec, and a more focused pricing strategy in Ontario.

Gross profit

The merchandise and service gross margin was 33.6% in 2008, compared with 34.1% in 2007. In the United States, the gross margin was 33.0%, down from 33.6% the previous year. As indicated in the previous communications of the fiscal year, several U.S. markets facing an unfavourable economic climate implemented customized promotions in order to maintain and even increase the number of customers per store, thereby maintaining volumes but cutting margins. In addition, some acquisitions made over the last two years with discount-based strategies have also compressed the margin. The margin should improve over time and with the economic upturn. In Canada, the margin fell 0.2% to 34.9%, resulting mainly from aggressive promotions in the milk and cigarettes product segments and from a temporary and unfavourable change in the product mix that both occurred during the fourth quarter, as well as from non-recurring supplier rebates received during fiscal 2007.

It should be noted that recently, prices in some commodities and raw materials used to make products that we buy for resale have increased sharply on the worldwide market within a short timeframe. This occurrence is mostly driven by three key factors: a strong rise in motor fuel prices, an increased worldwide demand for commodities and raw materials and food shortages in certain regions. In view of the rising demand in certain emerging countries for these products, market players expect this trend to follow the same path over the next months, or even years.

This economic situation has not yet translated into an overall strong increase in the cost price of our products. We have adjusted the selling price of some products to reflect the cost increases. In some circumstances, it has resulted in reduction of the sales volume in these categories; however, this did not significantly impact total sales in view of the price/volume ratio. On the other hand, considering certain competitive aspects and the diminished buying power of our clients, we have not always been able to instantaneously transfer the full price increase to the consumer. As a result, the gross margin of certain of the products we sell was impacted at various degrees. To minimize the impact on our financial results, our business units are collaborating with suppliers towards securing the best possible supply terms. They are also assessing various scenarios to target optimal marketing and pricing strategies.

Alimentation Couche-Tard 11

The motor fuel gross margin for our company-operated stores in the United States decreased 1.32¢ per gallon, from 14.90¢ per gallon last year to 13.58¢ per gallon this year. The significant drop in margin observed in the United States results from marked and successive increases in product costs that our business units were not able to transfer immediately to the consumers because of very competitive market conditions. It should be noted that the drop in the net margin is even more steeper when factoring in expenses related to electronic payment modes. In Canada, the margin rose, reaching Cdn5.08¢ per litre compared with Cdn4.31¢ per litre in fiscal 2007. The key distinction between the Canadian and U.S. markets lies in the virtually immediate adjustment of retail prices in Canada following cost price increases.

We take this opportunity to underscore that, in normal economic conditions, the sometimes high volatility of gross margin from one quarter to another tends to stabilize on an annual basis. This reality is less apparent than usual for fiscal year 2008 due to exceptionally low margins generated during the fourth quarter. The motor fuel gross margin of our company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters were as follows:

(US cents per gallon)
					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 27, 2008
Before deduction of expenses related to electronic payment modes	16.73	13.04	14.38	10.02	13.58
Expenses related to electronic payment modes	4.15	3.82	3.98	4.02	3.99
After deduction of expenses related to electronic payment modes	12.58	9.22	10.40	6.00	9.59
52-week period ended April 29, 2007
Before deduction of expenses related to electronic payment modes	13.60	20.73	13.19	13.12	14.90
Expenses related to electronic payment modes	3.82	3.77	3.12	3.59	3.52
After deduction of expenses related to electronic payment modes	9.78	16.96	10.07	9.53	11.38

Operating, selling, administrative and general expenses

Operating, selling, administrative and general expenses rose by 0.7% as a percentage of merchandise and service revenues. Excluding expenses related to electronic payment modes which mostly fluctuate with motor fuel sales, operating, selling, administrative and general expenses increased only 0.2% as a percentage of merchandise and service revenues. This increase is mostly driven by the rise in rental charges, the overall increase in labour costs and conversion expenses for certain corporate motor fuel equipment in order to comply with ethanol distribution standards. Finally, the rising popularity of electronic payment modes further contributed to the increase of the related expenses which were already boosted by rising retail prices at the pump and increased motor fuel volume.

Earnings before interests, taxes, depreciation and amortization [EBITDA] 1

EBITDA was $484.6 million, down 1.5% compared with last year. Major acquisitions account for $32.6 million of this amount.

Depreciation and amortization of property and equipment and other assets

The increase in depreciation expense stems primarily from investments made in 2007 and 2008 through acquisitions and the ongoing implementation of the IMPACT program in our network.

Financial expenses

Financial expenses were up $6.6 million compared with last year. The increase is primarily due to higher average borrowings to finance acquisitions, partially offset by a lower average interest rate.

Income taxes

The income tax rate for fiscal year 2008 is 26.5%, down from the 36.7% posted last year. This significant decrease is due to the reversal, in 2008, of the unusual income tax expense of $9.9 million that we recorded in 2007 following the adoption by the Government of Quebec of Bill 15 in the National Assembly of Quebec. Excluding this item for these two reference years, the income tax expense for 2008 is 30.3% compared to 33.5% in 2007. The balance is explained by a change in the breakdown of the earnings before tax between various fiscal jurisdictions.

____________________________
1 Earnings before interests, taxes, depreciation and amortization is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate our operating and financial performance. Note that our definition of this measure may differ from the ones used by other companies.

Alimentation Couche-Tard 12

Net earnings

We closed fiscal 2008 with net earnings of $189.3 million, which equals $0.94 per share or $0.92 per share on a diluted basis, compared with $196.4 million last year, a decrease of $7.1 million or 3.6%.

Financial Position as at April 27, 2008

As shown by our indebtedness ratios included in the "Selected Consolidated Financial Information" section and our cash flows, our financial position is excellent.

Our total consolidated assets of $3.3 billion as at April 27, 2008 increased by $277.4 million compared with the previous year. The growth is primarily a result of the increase of:

  $76.7 million in property and equipment, largely due to capital investments during the year, partially offset by disposals related to sale and leaseback transactions;

  $74.3 million from cash and cash equivalents;

  $62.4 million in inventory, largely due to a jump in cost price of motor fuel; and

  $52.7 million in accounts receivable chiefly explained by an increase in credit and debit cards receivable.

Shareholders' equity was $1.3 billion as at April 27, 2008, up $108.3 million resulting mainly from net earnings of $189.3 million and a $16.5 million increase in accumulated other comprehensive income due to exchange rate fluctuations, partially offset by the repurchase and cancellation of shares totalling $101.3 million and $25.6 million in dividends paid. The net interest-bearing debt to total capitalization ratio stood at 0.33:1 versus 0.39:1 as at April 29, 2007.

Shareholder's Equity ( in millions of US$)

Net interest-bearing debt to total capitalization ratio

Alimentation Couche-Tard 13

Liquidity and Capital Resources

Our principal source of liquidity is net cash provided by operating activities and our credit facilities. The other principal uses of cash are to finance our capital expenditures, pay dividends, meet debt service requirements, and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving unsecured credit facilities as well as potential sale and leaseback transactions will be adequate to meet our liquidity needs in the foreseeable future.

As at April 27, 2008, our total debt was $842.2 million of which $500.3 million consisted of borrowings under the term revolving unsecured operating credit ($460.0 million for the US dollars portion and $40.3 million for the Canadian dollars portion), $334.7 million (nominal value amounting to $350.0 million, net of attributable financing costs of $11.5 million, adjusted for the fair value of the interest rate swaps designated as a fair value hedge of the debt), consisted of 8.23% (6.61% taking into account the effect of the interest rate swaps described in the next paragraph) Subordinated unsecured debt maturing in 2013 and $7.2 million consisted of other long-term debt.

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

Credit Facilities

We have a credit agreement consisting of a revolving unsecured facility of a maximum amount of $650.0 million with an initial term of five years that could be extended each year to a five-year term at our request with the consent of the lenders. The credit facility will mature September 22, 2012 and is available in the following forms:

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

Stand-by fees, which vary based on a leverage ratio of the Company and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Stamping fees, standby letters of credit fees and the variable margin used to determine the interest rate applicable to amounts borrowed are determined according to a leverage ratio of the Company.

Under the credit agreement, the Company must maintain certain financial ratios. The agreement also imposes certain restrictions on the Company and includes requirements to seek the consent of the lenders to undertake certain transactions.

As at April 27, 2008, the weighted average effective interest rate is 3.51% (6.23% in 2007) for the US dollar portion and 4.21% for the Canadian dollars portion (unused in 2007). In addition, Cdn$0.7 million (Cdn$0.7 million in 2007) and $17.9 million ($16.6 million in 2007) are used for standby letters of credit. Finally, as at the same date, the Company is in compliance with the restrictive clauses and ratios imposed by the credit agreement.

Alimentation Couche-Tard 14

Selected Consolidated Cash Flow Information
	52-week period	52-week period
(in millions of US dollars)	ended	ended	Change
	April 27, 2008	April 29, 2007	$
Operating activities
Cash flows (1)	359.2	328.7	30.5
Other	0.6	74.3	(73.7)
Net cash provided by operating activities	359.8	403.0	(43.2)
Investing activities
Purchase of property and equipment, net of proceeds from the disposal of property and equipment	(259.3)	(355.6)	96.3
Proceeds from sale and leaseback transactions	172.4	35.5	136.9
Business acquisitions	(70.7)	(600.6)	529.9
Other	(2.8)	0.5	(3.3)
Net cash used in investing activities	(160.4)	(920.2)	759.8
Financing activities
Share repurchase	(101.3)	-	(101.3)
Dividends paid	(25.6)	(19.5)	(6.1)
(Decrease) increase in long-term debt	(14.3)	345.8	(360.1)
Issuance of shares	4.7	1.1	3.6
Net cash used in financing activities	(136.5)	327.4	(463.9)
Company credit rating
Standard and Poor's	BB	BB
Moody's	Ba1	Ba1

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

Operating activities

During 2008, net cash from operating activities reached $359.8 million, down $43.2 million from fiscal year 2007. This decrease is mainly due to increases in motor fuel inventory costs and increased accounts credit and debit cards receivables driven by higher motor fuel retail prices and growing popularity of these modes of payment.

Investing activities

Investments of $259.3 million in capital expenditures are primarily related to the ongoing implementation of our IMPACT program throughout our network, our new constructions, as well as the replacement of equipment in some of our stores to enhance our offering of products and services. We also invested $70.7 million to acquire 44 company-operated stores. Finally, sale and leaseback transactions generated $172.4 million, namely the transaction involving 83 sites sold to Cole Credit Property Trust II, Inc. for a total sale price of $131.4 million.

Financing activities

Fiscal 2008 was marked by the repurchase of 2,116,600 Class A multiple voting shares at an average cost of Cdn$15.05 and 4,045,606 Class B subordinate voting shares at an average cost of Cdn$17.23, for a total of $101,3 million.

Alimentation Couche-Tard 15

Contractual Obligations and Commercial Commitments

Set out below is a summary of our material contractual cash obligations as at April 27, 2008:

	2009	2010	2011	2012	2013	Thereafter	Total
	(in millions of US dollars)
Long-term debt	0.1	0.4	0.3	0.3	500.6	353.3	855.0
Capital lease obligations	1.1	0.6	0.5	0.3	0.3	1.2	4.0
Operating lease obligations	196.6	178.5	162.1	148.7	133.9	978.1	1,797.9
Purchase commitments	1.6	0.7	0.7	0.7	0.7	-	4.4
Total	199.4	180.2	163.6	150.0	635.5	1,332.6	2,661.3

Long-Term Debt. Our long-term debt consists of: (i) borrowings of $500.3 million under the term revolving unsecured operating credit, bearing interest at variable rates based, upon the form and the currency of the credit used, on the Canadian prime rate, the banker's acceptance rate, the U.S. base rate or the LIBOR rate plus a variable margin determined according to a leverage ratio of the Company; (ii) Subordinated unsecured debt of $334.7 million (nominal value amounting to $350.0, net of attributable financing costs of $11.5, adjusted for the fair value of the interest rate swaps designated as a fair value hedge of the debt), bearing interest at the effective rate of 8.23% (6.61% by taking into account the effect of the interest rate swaps) and maturing December 15, 2013; (iii) 8.75% note payable due 2019 of $4.7 million; and (iv) other long-term debts of $2.5 million.

Interest bearing net debt/EBITDA ratio

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

Alimentation Couche-Tard 16

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

(In millions of US dollars except for per share data, unaudited)	52 weeks ended April 27, 2008				52 weeks ended April 29, 2007
Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks
Revenues	3,705.8	4,590.9	3,499.8	3,573.5	2,972.6	3,498.0	2,759.7	2,857.1
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	63.7	130.6	135.2	155.1	99.0	125.0	149.2	118.9
Depreciation and amortization of property and equipment and other assets	39.9	53.8	41.1	37.7	34.4	43.3	28.3	27.8
Operating income	23.8	76.8	94.1	117.4	64.6	81.7	120.9	91.1
Financial expenses	9.1	16.7	13.8	15.0	14.4	16.6	8.5	8.5
Net earnings	15.5	50.5	54.2	69.1	33.4	43.7	74.7	44.6
Net earnings per share
Basic	$0.08	$0.25	$0.27	$0.34	$0.17	$0.22	$0.37	$0.22
Diluted	$0.08	$0.24	$0.26	$0.33	$0.16	$0.21	$0.36	$0.21

The influences of the volatility of motor fuel gross margin and seasonality have an impact on the variability of our quarterly net earnings. Given the acquisitions in recent years and higher retail prices at the pump, motor fuel revenues have become a more significant segment of our business and therefore our results are more sensitive to the volatility of motor fuel gross margins.

Analysis of consolidated results for the fiscal year ended April 29, 2007

Revenues

Our revenues amounted to $12.1 billion for 2007, up $1.9 billion for an increase of 19.0%. On a standardized 52-week period, our revenues posted an increase of $2.2 billion or 21.6%. We earned 79.7% of our revenues in the United States, compared with 77.4% the previous year.

In fiscal 2007, on a 52-week standardized period, the growth of merchandise and service revenues was $462.0 million or 11.1%, of which $219.1 million was generated by the stores acquired during the year and $67.4 million was generated by the 4.4% appreciation of the Canadian dollar against its U.S. counterpart. For internal growth, the increase in same-store merchandise revenues in the United States stood at 3.3% compared with 2.6% in Canada. The growth rate of 3.3% in the U.S. was very satisfactory particularly given the fact that we did not profit from the hectic period following the devastating hurricanes of fiscal 2006. Moreover, in 2007, we did not benefit from the exceptional weather conditions experienced in 2006 in our Southwest region markets, which generated strong growth in certain of our main product categories, including water, beverages and beer. In 2007, the same region was affected by heavy rains and much lower temperatures. Finally, the $8.20-per-carton tax increase on tobacco applied on December 8, 2006 by government officials in Arizona has greatly affected sales in this product category. The Canadian market benefited from the economic boom in Western Canada. Finally, in both the United States and Canada, we continued to benefit from our pricing and product mix strategies as well as from the ongoing implementation of our IMPACT program throughout our network.

Alimentation Couche-Tard 17

In 2007, on a 52-week standardized period, motor fuel revenues increased $1.7 billion or 29.2%, of which $816.2 million was generated by the stores acquired since May 1st, 2006. The appreciation of the Canadian dollar resulted in a $42.1 million increase in revenues whereas the jump in the average retail price at the pump for our company-operated stores boosted revenues by $352.6 million. The following table shows the average retail pump prices observed over the 24 months preceding the end of fiscal year 2007:

					Weighted
Quarter	1st	2nd	3rd	4th	average
52-week period ended April 29, 2007
United States (US dollars per gallon)	2.86	2.61	2.26	2.52	2.52
Canada (Cdn cents per litre)	96.08	89.87	80.27	90.11	88.42
53-week period ended April 30, 2006
United States (US dollars per gallon)	2.18	2.62	2.33	2.30	2.35
Canada (Cdn cents per litre)	82.79	95.65	84.61	88.63	87.71

For internal growth, in the United States, the increase of same-store motor fuel volume for fiscal 2007 was 2.9% and 4.8% in Canada. The growth in the United States was considered to be very satisfactory, particularly given that our price optimization program in the Southwest region was in its second year, which resulted in a less important impact in 2007. In addition, the price restoring strategy initiated in the fourth quarter of 2007 in our Southeast and Florida/Gulf Coast regions markets had a negative impact on the volume sold. Excluding those regions, growth in our same-store motor fuel volume would have reached 4.1% in 2007. In Canada, the growth was mainly a result of the strong economy in Western Canada combined with the CAA program implemented in Quebec.

Gross profit

During 2007, the merchandise and service gross margin was 34.1%, up from 33.4% in 2006. In the United States, the gross margin was 33.6%, up from 33.2% last year. In Canada, it was 35.1% for fiscal year 2007 compared with 33.9%. In both our U.S. and Canadian markets, the reasons behind the increase in gross margin include the impact of improvements in purchasing terms, changes in our product mix with a focus on higher margin items that target customers' demand more specifically, as well as the implementation of our IMPACT program in an increasing number of our stores, including our newly acquired stores. However, in the United States, and primarily during the fourth quarter, many factors have negatively affected gross margin. More promotional activities introduced due to intense competition in several product categories. The tax hike of $8.20-per-carton on tobacco products in Arizona also affected gross margin, given that the increase was not fully passed on to consumers. Finally, some store acquired during 2007 were having aggressive price strategies that cannot be modified on a short-term period.

For fiscal 2007, the motor fuel gross margin for our company-operated stores in the United States slightly decreased to 14.90¢ per gallon compared with 15.14¢ per gallon in the previous fiscal year. In Canada, it also fell to Cdn4.31¢ per litre compared with Cdn5.00¢ per litre in 2006.

The following table provides some information related to the motor fuel gross margin of our company-operated stores in the United States for the eight quarters preceding the end of fiscal 2007:

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

Alimentation Couche-Tard 18

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

Financial expenses

Financial expenses were up $14.0 million compared with 2006. The increase is primarily due to higher average interest rate and average borrowings.

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

Internal Controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 27, 2008, and April 29, 2007, our management and our external auditors reported that these internal controls were effective.

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

Alimentation Couche-Tard 19

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

Alimentation Couche-Tard 20

Recently Issued Accounting Standards

Inventories

In June 2007, the CICA issued Handbook Section 3031 "Inventories", replacing Section 3030 of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

This new standard is applicable to fiscal years beginning on or after January 1, 2008. The difference in the measurement of opening inventory may be applied to the opening inventory for the period, with an adjustment to opening retained earnings without prior periods being restated, or retrospectively with a restatement of prior periods. We will implement this standard in the first quarter of fiscal year 2009 and believe that its adoption will not materially impact the Company's consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 "Goodwill and intangible assets", replacing Section 3062 "Goodwill and other intangible assets" and Section 3450 "Research and development costs". Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062.

This new standard is applicable to fiscal years beginning on or after October 1, 2008. We will implement this standard in the first quarter of fiscal year 2010 and we are currently evaluating the impact of its adoption on our consolidated financial statements. We do not expect that the adoption of this new Section will have a material impact on the Company's consolidated financial statements.

International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed that the use of International Financial Reporting Standards ("IFRS") will be required for publicly accountable profit-oriented enterprises. IFRS will replace Canada's current GAAP for those enterprises.

These new standards are applicable to fiscal years beginning on or after January 1, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. Starting in the first quarter of fiscal year 2012, we will publish consolidated financial statements prepared in accordance with IFRS. We are currently evaluating the impact of adoption on our consolidated financial statements and establishing a transition plan.

Business Risks

Increases and volatility in crude oil prices and volatility in wholesale petroleum pricing and supply could affect our revenues and gross profit. As a result of our expansion in the United States, our motor fuel revenues have become a greater component of revenues. For the 52-week period ended April 27, 2008, our motor fuel revenues represented approximately 66.0% of total revenues and our motor fuel gross profit accounted for approximately 21.0% of our total gross profit. Crude oil and domestic wholesale petroleum markets display significant volatility. Since we typically have no more than a four to five-day supply of motor fuel, we are susceptible to interruptions in the supply of motor fuel at our facilities. General political conditions and instability in oil producing regions, particularly in the Middle East and South America, could significantly and adversely affect crude oil supplies and wholesale petroleum costs. Local supply interruptions may also occur. For example, in August 2003, a cracked pipeline interrupted the supply of motor fuel to the greater Phoenix area. In addition, any new standards that the U.S. Environmental Protection Agency may impose on petroleum refining that would necessitate changes in the refining process could limit the volume of petroleum products available from refiners in the future. Volatility in wholesale petroleum supply and costs could result in significant changes in the retail price of petroleum products and in lower fuel gross margin per gallon or litre. In addition, changes in the retail price of petroleum products could dampen consumer demand for motor fuel and for other products sold in stores. These factors could materially influence our motor fuel volume, motor fuel gross profit and overall customer traffic, which, in turn, could have a material adverse effect on our operating results and financial condition.

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

Alimentation Couche-Tard 21

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

Future tobacco legislation, campaigns to discourage smoking, increases in tobacco taxes and wholesale cost increases of tobacco products could have a material adverse impact on our revenues and profit. Tobacco products represent our largest product category of merchandise and service revenues. For fiscal year ended April 27, 2008, revenues of tobacco products were approximately 41.0% of total merchandise and service revenues. Significant increases in wholesale cigarette costs and a tax increase on tobacco products, as well as future legislation and national and local campaigns to discourage smoking in the United States and the legislation and campaigns already in effect in Canada, may have an adverse effect on the demand for tobacco products, and therefore reduce our revenues and profits.

Alimentation Couche-Tard 22

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

Alimentation Couche-Tard 23

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

We are subject to short-term interest rate fluctuations. Since approximately 99.0% of our long-term debt is directly or indirectly (through interest rate swaps on our Subordinated unsecured debt) based on a variable interest rate of no longer than six months in duration, we can experience interest expense variances solely based on changes in short-term interest rates.

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

Alimentation Couche-Tard 24

Other risks

Motor Fuel Margin risk. These stores acquired in recent years have motor fuel sales that represent a large part of their business. As a result, we are more sensitive to the changes in the motor fuel gross margin. For example, in fiscal 2008, a change of one cent per gallon would have resulted in a change of approximately $20.0 million in the motor fuel gross profit. Such amount would impact net earnings by $0.10 per share ($0.09 per share on a diluted basis) for our company-operated stores in the U.S.

Electronic payment modes related expense risk. The majority of our electronic payment modes related expense is based on retail prices of motor fuel. We are exposed to significant fluctuations in electronic payment modes related expense as a result of the large increase in motor fuel selling prices particularly in our U.S. markets. For example, based on fiscal 2008, for each ten-cent increase in the retail-selling price of a gallon of motor fuel in the United States, the electronic payment modes related expense would have increased by approximately $4.2 million. In Canada, for each Cdn ten-cent increase in the selling price of a litre of motor fuel, electronic payment modes related expense would have increased by approximately $1.8 million. Such amounts would impact net earnings by $0.02 per share on a diluted basis.

Interest Rate Risk. We are exposed to market risk relating to changes in interest rates associated with our variable rate debt. We have a significant amount of debt, $835.0 million of which, in effect, bears interest at floating rates, including the $334.7 million (nominal value of $350.0 million, net of attributable financing costs of $11.5 million, adjusted for the fair value of the interest rate swaps designated as a fair value hedge of the debt), nominal rate of 7.5% (effective rate of 8.23% (6.61% by taking into account the effect of the interest rate swaps))) Subordinated unsecured debt. By applying interest rates as they were in effect on April 27, 2008 to our current debt, our total interest expense would be approximately $46.4 million. A one-percentage point increase in interest rates would increase our total annual interest expense by $8.4 million or $0.03 per share on a diluted basis.

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

Outlook

During fiscal 2009, we will pursue our investments in order to deploy our IMPACT program in approximately 350 stores. These investments will be approximately $275.0 million, which we plan to finance with our net cash provided by operating activities. Regarding stores acquisitions, we expect to realize 200 to 300 of them.

While we are aware that our results depend on several external factors, including the exchange rate effect and the motor fuel net margin, we have great hopes to increase our profitability next year.

Finally, in line with our business model, we will continue to focus our resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of our growing clientele.

July 15, 2008

     Alimentation Couche-Tard Inc.
Consolidated Financial Statements
April 27, 2008, April 29, 2007 and April 30, 2006

MANAGEMENT'S REPORT

The consolidated financial statements of Alimentation Couche-Tard Inc. and the financial information contained in this Annual Report are the responsibility of management. This responsibility is applied through a judicious choice of accounting procedures and principles, the application of which requires the informed judgment of management. The consolidated financial statements were prepared according to generally accepted accounting principles in Canada and were approved by the Board of Directors. In addition, the financial information included in the Annual Report is consistent with the consolidated financial statements.

Alimentation Couche-Tard Inc. maintains accounting and administrative control systems which, in the opinion of management, ensure reasonable accuracy, relevance and reliability of financial information and well-ordered, efficient management of the Company's affairs.

The Board of Directors is responsible for approving the consolidated financial statements included in this Annual Report, primarily through its Audit Committee. This Committee, which holds periodic meetings with members of management as well as with the external auditors, reviewed the consolidated financial statements of Alimentation Couche-Tard Inc. and recommended their approval to the Board of Directors.

The enclosed consolidated financial statements were audited by Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, and their report indicates the extent of their audit and their opinion on the consolidated financial statements.

June 13, 2008

Alain Bouchard	Richard Fortin
Chairman of the Board,	Executive Vice-President
President and Chief Executive Officer	and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Alimentation Couche-Tard Inc.

We have audited the consolidated balance sheets of Alimentation Couche-Tard Inc. as at April 27, 2008 and April 29, 2007 and the consolidated statements of earnings, comprehensive income, contributed surplus, retained earnings, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended April 27, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 27, 2008 and April 29, 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended April 27, 2008 in accordance with Canadian generally accepted accounting principles.

Alimentation Couche-Tard 2

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alimentation Couche-Tard Inc.'s internal control over financial reporting as at April 27, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 13, 2008 expressed an unqualified opinion thereon.

Raymond Chabot Grant Thornton, LLP
Chartered Accountants

Montréal, Canada
June 13, 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Alimentation Couche-Tard Inc. With our participation, management carried out an evaluation of the effectiveness of our internal control over financial reporting, with the participation of our chief executive officer and chief financial officer, as of the end of our fiscal year ended April 27, 2008. The framework on which such evaluation was based is contained in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, management concluded that Alimentation Couche-Tard Inc.'s internal control over financial reporting was effective as at April 27, 2008.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, audited Alimentation Couche-Tard Inc.'s internal control over financial reporting as at April 27, 2008 and have issued their unqualified opinion theron, which is included herein.

June 13, 2008

Alain Bouchard	Richard Fortin
Chairman of the Board,	Executive Vice-President
President and Chief Executive Officer	and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of
Alimentation Couche-Tard Inc.

We have audited Alimentation Couche-Tard Inc.'s internal control over financial reporting as of April 27, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alimentation Couche-Tard Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Alimentation Couche-Tard Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Alimentation Couche-Tard 3

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

In our opinion, Alimentation Couche-Tard Inc. maintained, in all material respects, effective internal control over financial reporting as of April 27, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alimentation Couche-Tard Inc. as of April 27, 2008 and April 29, 2007 and the consolidated statements of earnings, comprehensive income, contributed surplus, retained earnings, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended April 27, 2008 and our report dated June 13, 2008 expressed an unqualified opinion thereon.

Raymond Chabot Grant Thornton, LLP
Chartered Accountants

Montréal, Canada
June 13, 2008

Alimentation Couche-Tard 4

CONSOLIDATED STATEMENTS OF EARNINGS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars (Note 2), except per share amounts)

	2008	2007	2006
	(52 weeks)	(52 weeks)	(53 weeks)
	$	$	$
Revenues	15,370.0	12,087.4	10,157.3
Cost of sales	13,146.5	10,082.9	8,365.8
Gross profit	2,223.5	2,004.5	1,791.5

Operating, selling, administrative and general expenses	1,738.9	1,512.4	1,352.9
Depreciation and amortization of property and equipment and other assets
(Note 6)	172.5	133.8	106.9
	1,911.4	1,646.2	1,459.8
Operating income	312.1	358.3	331.7
Financial expenses (Note 6)	54.6	48.0	34.0
Earnings before income taxes	257.5	310.3	297.7
Income taxes (Note 7)	68.2	113.9	101.5
Net earnings	189.3	196.4	196.2

Net earnings per share (Note 8)
Basic	0.94	0.97	0.97
Diluted	0.92	0.94	0.94

The accompanying notes are an integral part of the consolidated financial statements and Note 6 provides other information on consolidated earnings.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (NOTE 3)
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars (Note 2))

	2008	2007	2006
	(52 weeks)	(52 weeks)	(53 weeks)
	$	$	$
Net earnings	189.3	196.4	196.2
Other comprehensive income
Changes in cumulative translation adjustments (1)	16.1	(2.8)	41.3
Other comprehensive income	16.1	(2.8)	41.3
Comprehensive income	205.4	193.6	237.5

(1) Includes net gain of $83.8 ($7.6 in 2007 and $51.1 in 2006) arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company's net investment in its U.S. self-sustaining operations.

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard 5

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars (Note 2))

	2008	2007	2006
	(52 weeks)	(52 weeks)	(53 weeks)
	$	$	$
Balance, beginning of year	13.4	9.4	5.6
Stock-based compensation expense (Note 20)	4.0	4.2	3.8
Fair value of stock options exercised	(1.8)	(0.2)	-
Balance, end of year	15.6	13.4	9.4

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars (Note 2))

	2008	2007	2006
	(52 weeks)	(52 weeks)	(53 weeks)
	$	$	$
Balance, beginning of year	681.9	505.0	317.5
Impact of changes in accounting policies (Note 3)	0.9	-	-
Balance, beginning of year, as restated	682.8	505.0	317.5
Net earnings	189.3	196.4	196.2
	872.1	701.4	513.7
Dividends	(25.6)	(19.5)	(8.7)
Excess of purchase price over carrying value of Class A multiple voting shares and Class B subordinate voting shares repurchased and
cancelled	(71.5)	-	-
Balance, end of year	775.0	681.9	505.0

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (NOTE 3)
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars (Note 2))

	2008	2007	2006
	(52 weeks)	(52 weeks)	(53 weeks)
	$	$	$
Balance, beginning of year (Note 3)	97.8	100.6	59.3
Impact of changes in accounting policies (Note 3)	0.4	-	-
Balance, beginning of year, as restated	98.2	100.6	59.3
Other comprehensive income	16.1	(2.8)	41.3
Balance, end of year	114.3	97.8	100.6

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard 6

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars (Note 2))

	2008	2007	2006
	(52 weeks)	(52 weeks)	(53 weeks)
	$	$	$
Operating activities
Net earnings	189.3	196.4	196.2
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other
assets, net of amortization of deferred credits	151.8	114.4	99.2
Future income taxes	19.0	21.7	26.8
(Gain) loss on disposal of property and equipment and other assets	(0.9)	(3.8)	2.1
Deferred credits	13.3	30.5	15.2
Other	24.2	13.1	4.8
Changes in non-cash working capital (Note 9)	(36.9)	30.7	57.2
Net cash provided by operating activities	359.8	403.0	401.5

Investing activities
Purchase of property and equipment	(280.3)	(373.4)	(245.3)
Proceeds from sale and leaseback transactions	172.4	35.5	36.2
Business acquisitions (Note 5)	(70.7)	(600.6)	(91.6)
Proceeds from disposal of property and equipment and other assets	21.0	17.8	15.9
Increase in other assets	(3.3)	(15.6)	(7.0)
Deposit reimbursement on business acquisition	0.5	-	-
Temporary investments	-	21.1	(21.0)
Liabilities related to business acquisitions	-	(5.0)	(4.0)
Net cash used in investing activities	(160.4)	(920.2)	(316.8)

Financing activities
Repurchase of Class A multiple voting shares and Class B subordinate voting shares	(101.3)	-	-
Dividends paid	(25.6)	(19.5)	(8.7)
(Decrease) increase in long-term debt	(14.3)	513.0	-
Issuance of shares	4.7	1.1	0.2
Repayment of long-term debt	-	(167.2)	(6.9)
Net cash (used in) provided by financing activities	(136.5)	327.4	(15.4)
Effect of exchange rate fluctuations on cash and cash equivalents	11.4	-	9.5
Net increase (decrease) in cash and cash equivalents	74.3	(189.8)	78.8
Cash and cash equivalents, beginning of year	141.7	331.5	252.7
Cash and cash equivalents, end of year	216.0	141.7	331.5

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard 7

CONSOLIDATED BALANCE SHEETS
as at April 27, 2008 and April 29, 2007
(in millions of US dollars (Note 2))

	2008	2007
	$	$
Assets
Current assets
Cash and cash equivalents	216.0	141.7
Accounts receivable (Note 10)	251.7	199.0
Inventories (Note 11)	444.5	382.1
Prepaid expenses	8.3	13.5
Future income taxes (Note 7)	24.7	22.7
	945.2	759.0
Property and equipment (Note 12)	1,748.3	1,671.6
Goodwill (Note 13)	402.6	373.8
Trademarks and licenses	170.3	168.7
Other assets (Note 14)	53.3	69.2
Future income taxes (Note 7)	0.9	0.9
	3,320.6	3,043.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 16)	842.7	740.3
Income taxes payable (Note 7)	18.6	46.6
Current portion of long-term debt (Note 17)	1.2	0.5
Future income taxes (Note 7)	-	0.1
	862.5	787.5
Long-term debt (Note 17)	841.0	869.5
Deferred credits and other liabilities (Note 18)	253.8	161.9
Future income taxes (Note 7)	109.6	78.9
	2,066.9	1,897.8

Shareholders' equity
Capital stock (Note 19)	348.8	352.3
Contributed surplus	15.6	13.4
Retained earnings (Note 3)	775.0	681.9
Accumulated other comprehensive income (Note 3)	114.3	97.8
	1,253.7	1,145.4
	3,320.6	3,043.2

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Alain Bouchard	Richard Fortin
Director	Director

Alimentation Couche-Tard 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

1. Governing statutes and nature of operations

Alimentation Couche-Tard Inc. (the Company) is incorporated under the Companies Act (Quebec).

The Company owns and licenses 5,119 convenience stores across North America of which 4,068 are Company-operated and generates income primarily from the sales of tobacco products, grocery items, beverages, fresh food offerings, including quick service restaurants, other products and services and motor fuel.

2. Basis of presentation

Year end date

The Company's year end is the last Sunday of April of each year. For comparative purposes, the years ended April 27, 2008, April 29, 2007 and April 30, 2006 are referred to as 2008, 2007 and 2006. The year ended April 27, 2008 has 52 weeks (52 weeks in 2007 and 53 weeks in 2006).

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

Reporting currency

The Company uses the US dollars as its reporting currency to provide more relevant information considering its predominant operations in the United States and its US dollar denominated debt. The functional currencies of the Company and each of its subsidiaries correspond to the local currency of the market in which they operate.

3. Accounting changes

2008

Capital disclosures and financial instruments disclosures and presentation

On February 5, 2008 the Company early adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862 “Financial Instruments –Disclosures”, Section 3863 “Financial Instruments – Presentation” and Section 1535 “Capital Disclosures”.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed to and how the entity manages those risks. This Section complements principles of recognition, measurement and presentation of financial instruments of Sections 3855 “Financial Instruments – Recognition and Measurement”, 3863 “Financial Instruments – Presentation” and 3865 “Hedges”.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It replaces the standards included in Section 3861 “Financial Instruments – Disclosure and Presentation”.

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital.

The results of the implementation of these new standards are included in Note 23 and had no impact on the Company's consolidated financial results.

Financial Instruments – Recognition and Measurement

On April 30, 2007, the Company adopted CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, which establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. This new standard was implemented retroactively without restatement of prior periods financial statements. For embedded derivatives instruments, the Company elected April 29, 2002 as its transition date.

The Company made the following classifications:

Financial assets and liabilities	Classification	Subsequent measurement (1)	Classification of gains and losses
Cash and cash equivalents	Held-for-trading	Fair value	Net earnings
Accounts receivable	Loans and receivables	Amortized cost	Net earnings
Investments in publicly-traded securities	Available-for-sale	Fair value	Other comprehensive income
Bank indebtedness and long-term debt	Other financial liabilities	Amortized cost	Net earnings
Accounts payable and accrued	Other financial liabilities	Amortized cost	Net earnings
expenses

(1) Initial measurement of all financial assets and liabilities is at fair value.

As at April 30, 2007, the impact of the implementation of the classifications described above is a $0.5 increase in Other assets, a $0.1 increase in the long-term Future income tax liability and a $0.4 increase in Accumulated other comprehensive income. These adjustments relate to an investment in publicly-traded securities held by the Company, included in Other assets. The value of this investment is not significant.

Alimentation Couche-Tard 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

3. Accounting changes (continued)

Section 3855 also requires that transaction costs be i) recognized in income when incurred or ii) added to or deducted from the amount of the financial asset or liability to which they are directly attributable when the asset or liability is not classified as held-for-trading. The Company has deferred financing costs attributable to its Subordinated unsecured debt which were previously deferred and amortized over the term of the debt. Consequently, the Company elected to apply the accounting policy that consists of deducting financing costs from the amount of the financial liability to which they are directly attributable. As at April 30, 2007, this change resulted in a decrease of $11.6 in Deferred charges, of $13.1 in Long-term debt, in an increase of $0.6 in the long-term Future income tax liability and of $0.9 in Retained earnings.

Hedges

Effective April 30, 2007, the Company adopted CICA Handbook Section 3865 “Hedges”, which establishes circumstances under which hedge accounting may be applied. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses related to a hedging item and to the hedged item are recognized in net earnings in the same period.

As described in Notes 4 and 23, the Company uses interest rate swaps as part of its program for managing the interest rate of its Subordinated unsecured debt. These interest rate swaps have been designated and documented as an effective fair value hedge of the Subordinated unsecured debt. Under the new standard, changes in the fair value of the swaps and the debt are recognized in net earnings, counterbalancing each other, except for any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

As at April 30, 2007, these changes resulted in an increase of $14.9 in Deferred credits and other liabilities and in a decrease of $14.9 in Long-term debt.

The Company also designates its entire US dollar denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining operations. Accordingly, corresponding foreign exchange gains and losses on the long-term debt are recorded in Accumulated other comprehensive income in the Shareholders' equity to offset the foreign currency translation adjustments on the investments.

Comprehensive Income

On April 30, 2007, the Company adopted CICA Handbook Section 1530 “Comprehensive Income”. This Section introduces a new financial statement which presents the change in equity of an enterprise from transactions and other events and circumstances from non-owner sources. These transactions include net changes in unrealized gains and losses on translating Canadian and corporate operations into the reporting currency as well as unrealized gains and losses related to changes in the fair value of certain financial instruments that are not recorded in net earnings. These two types of transactions are recorded in Other comprehensive income.

The result of the implementation of this new standard is that, beginning in the first quarter of fiscal 2008, the Company includes, in its consolidated financial statements, a consolidated statement of comprehensive income while the cumulative net changes in other comprehensive income are included in Accumulated other comprehensive income, which is presented as a new category of Shareholders' equity and a new statement. Consequently, an amount of $97.8 presented in cumulative translation adjustments as at April 29, 2007 has been reclassified to Accumulated other comprehensive income.

Equity

Effective April 30, 2007, the Company adopted CICA Handbook Section 3251 “Equity”, which replaces Section 3250 “Surplus”. This new section establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present separately equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves.

2006

Non-monetary transactions

On June 1, 2005, the CICA issued Handbook Section 3831, “Non-Monetary Transactions”, replacing Section 3830 of the same name. Under these new standards, all non-monetary transactions initiated in periods beginning on or after January 1, 2006 have to be measured at fair value unless:

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

Alimentation Couche-Tard 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
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

As a result, in the Company's consolidated financial statements, the Canadian and corporate operations are translated into US dollars using the current rate method. Under this method, assets and liabilities are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the year. Capital stock, Contributed surplus and Retained earnings are translated using the historical rate. Gains and losses arising from translation are included in the Accumulated other comprehensive income account in Shareholders' equity.

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

Services revenues include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, sales of calling cards and gift cards, fees for cashing cheques, sales of postage stamps and bus tickets and car wash revenues. These revenues are recognized at the time of the transaction. Services revenues also include franchise and license fees, which are recognized in revenues over the period of the agreement to which the fees relate and royalties from franchisees and licensees, which are recognized periodically based on sales reported by franchise and licence operators.

Operating, selling, administrative and general expenses

The main items comprising Operating, selling, administrative and general expenses are labour, building occupancy costs, credit and debit card fees and overhead and include advertising expenses that are charged as incurred in the amount of $28.2 in 2008 and 2007 and $26.8 in 2006.

Self-insurance

In the United States, the Company is self-insured for certain losses related to general liability and workers' compensation. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. This cost is estimated based upon analysis of the Company's historical data or actuarial estimates.

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

Alimentation Couche-Tard 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Property and equipment, depreciation and amortization

Property and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method based on the following periods:

Buildings Equipment Buildings under capital leases Equipment under capital leases	3 to 40 years 3 to 40 years Lease term Lease term

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

Other assets

Other assets mainly include deferred charges, environmental costs receivable, accrued pension benefit asset and deposits.

Deferred charges are mainly expenses incurred in connection with the analysis and signing of the Company's operating credit amortized using the straight-line method over the period of the corresponding contract. Deferred charges also include expenses incurred in connection with the analysis and signing of operating leases which are deferred and amortized on a straight-line basis over the lease term. Other deferred charges are amortized on a straight-line basis over periods of five to seven years.

Long-term debt

Long-term debt is measured at amortized cost net of attributable financing costs and subsequently amortized using the effective interest rate method.

Stock-based compensation and other stock-based payments

Stock-based compensation costs are measured at the grant date of the award based on the fair value method for all transactions entered into for years beginning on or after January 1, 2002. The fair value of the stock options is recognized over the vesting period as compensation expense with a corresponding increase in contributed surplus. When stock options are exercised, the corresponding contributed surplus is transferred to capital stock.

Alimentation Couche-Tard 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
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

  actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net actuarial gain (loss) over 10.0% of the greater of the benefit obligation and fair value of plan assets is amortized over the average remaining service period of active employees. The average remaining service period of the active employees covered by the pension plans is nine years;

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

The pension costs recorded in net earnings for the defined contribution plan is equivalent to the contribution which the Company is required to pay in exchange for services provided by the employees.

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

The Company formally documents and designates each derivative financial instrument as a fair value hedge of its Subordinated unsecured debt. The Company determines that derivative financial instruments are effective hedges, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments correspond to all the conditions of the debt.

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

The changes in fair value of the swaps and the debt are recognized in net earnings, counterbalancing each other, except for any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

The Company has also designated its entire US dollar denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining operations. Accordingly, the portion of the gains or losses arising from the translation of the US dollar denominated debt that is determined to be an effective hedge is recognized in Other comprehensive income, counterbalancing gains and losses arising from translation of the Company's net investment in its U.S. self-sustaining subsidiaries. Should a portion of the hedging relationship become ineffective, the ineffective portion would be recorded in the consolidated statement of earnings.

Disclosure of guarantees

A guarantee is defined as a contract or an indemnification agreement contingently requiring a company to make payments to a third party based on future events. These payments are contingent on either changes in an underlying or other variables that are related to an asset, liability, or an equity security of the indemnified party or the failure of another entity to perform under an obligating agreement. It could also be an indirect guarantee of the indebtedness of another party. Guarantees are initially recognized at fair value and subsequently revaluated when the loss becomes likely.

Alimentation Couche-Tard 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Recently issued accounting standards not yet implemented

Inventories

In June 2007, the CICA issued Handbook Section 3031 “Inventories”, replacing Section 3030 of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

This new standard is applicable to fiscal years beginning on or after January 1, 2008. The difference in the measurement of opening inventory may be applied to the opening inventory for the period, with an adjustment to opening retained earnings without prior periods being restated, or retrospectively with a restatement of prior periods. The Company will implement this standard in its first quarter of fiscal year 2009 and does not expect that the adoption of this new Section will have a material impact on its consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and intangible assets”, replacing Section 3062 “Goodwill and other intangible assets” and Section 3450 “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062.

This new standard is applicable to fiscal years beginning on or after October 1, 2008. The Company will implement this standard in its first quarter of fiscal year 2010 and is currently evaluating the impact of its adoption on its consolidated financial statements. The Company does not expect that the adoption of this new Section will have a material impact on its consolidated financial statements.

International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed that the use of International Financial Reporting Standards (IFRS) will be required for publicly accountable profit-oriented enterprises. IFRS will replace Canada's current GAAP for those enterprises.

These new standards are applicable to fiscal years beginning on or after January 1, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. Starting in the first quarter of fiscal year 2012, the Company will publish consolidated financial statements prepared in accordance with IFRS. The Company is currently evaluating the impact of adoption on its consolidated financial statements and is establishing a transition plan.

5. Business acquisitions

The Company has made the following business acquisitions that were accounted for using the purchase method. Earnings from the businesses acquired are included in the consolidated statements of earnings from their respective dates of acquisition.

2008

During 2008, the Company made the following business acquisitions:

  effective June 5, 2007, the Company purchased 28 company-operated stores and five land parcels from Sterling Stores LLC. The acquired stores operate under the Sterling banner in northwest Ohio, United States;

  during fiscal year 2008, the Company purchased 18 stores through 15 distinct transactions.

These acquisitions were settled for a total cash consideration of $70.7, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of the net assets acquired for all transactions, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	3.8
Property and equipment	59.6
Total tangible assets	63.4
Liabilities assumed
Accounts payable and accrued liabilities	0.3
Deferred credits and other liabilities	0.6
Total liabilities	0.9
Net tangible assets acquired	62.5
Non-compete agreements	1.1
Goodwill	7.1
Total consideration paid, including direct acquisition costs	70.7

The Company expects that approximately $5.7 of the goodwill related to these transactions will be deductible for tax purposes.

Alimentation Couche-Tard 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

5. Business acquisitions (continued)

2007

During 2007, the Company made the following business acquisitions:

  effective April 10, 2007: acquisition, from Star Fuel Marts, LLC, of 53 company-operated stores operating under the All Star banner in Oklahoma City, Oklahoma, United States. 42 of the 53 stores are operated under operating leases;

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

These acquisitions were settled for a total cash consideration of $600.6, including direct acquisition costs. The net assets acquired included working capital of $30.0, property and equipment of $461.2, goodwill of $113.5, non-compete agreement of $1.0, trademarks of $0.4, other assets of $1.3 and deferred credits and other liabilities of $6.8. Approximately $51.0 of the goodwill related to these transactions will be deductible for tax purposes.

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

  effective December 8, 2005: purchase of 18 company-operated stores and eight affiliated stores, all operating under the BP banner in the Memphis area of Tennessee, United States, from BP Products North America, Inc.;

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

6. Supplementary information relating to the consolidated statements of earnings

	2008	2007	2006
	$	$	$
Depreciation and amortization
Property and equipment	170.6	132.3	106.1
Other assets	1.9	1.5	0.8
	172.5	133.8	106.9

Financial expenses
Interest on long-term debt (1)	53.8	45.3	30.9
Amortization of deferred financing costs (1)	0.8	2.7	3.1
	54.6	48.0	34.0

Interest expense

Interest expense on long-term debt is net of interest income. Interest income totals $3.6 in 2008, $6.0 in 2007 and $8.5 in 2006.

(1)

Since the implementation of CICA Handbook Section 3855 on April 30, 2007, financing costs attributable to the Subordinated unsecured debt are deducted from the amount of the debt. Accordingly, since that date, interest expense on the debt is accounted for using the effective interest rate method. Prior to April 30, 2007, these financing costs were deferred and amortized over the term of the debt.

Alimentation Couche-Tard 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

6. Supplementary information relating to the consolidated statements of earnings (continued)

Supplementary information related to the rental expense included in Operating, selling, administrative and general expenses:

	2008	2007	2006
	$	$	$
Net rent expense
Rent expense	209.0	184.7	174.0
Sub-leasing income	(18.3)	(14.9)	(11.5)
	190.7	169.8	162.5

7. Income taxes

	2008	2007	2006
	$	$	$
Current income taxes	49.2	92.2	74.7
Future income taxes	19.0	21.7	26.8
	68.2	113.9	101.5

Earnings before income taxes
Domestic	128.6	93.4	79.7
Foreign	128.9	216.9	218.0
	257.5	310.3	297.7

Current income taxes
Domestic	20.4	37.0	12.4
Foreign	28.8	55.2	62.3
	49.2	92.2	74.7

Future income taxes
Domestic	(1.3)	0.4	4.8
Foreign	20.3	21.3	22.0
	19.0	21.7	26.8

The principal items which resulted in differences between the Company's effective income tax rates and the combined statutory rates in Canada are detailed as follows:

	2008	2007	2006
	%	%	%
Combined statutory income tax rate in Canada (a)	31.66	32.02	32.46
Impact of tax rate changes	0.32	0.30	(0.02)
Other permanent differences	(1.65)	1.20	1.65
Effective income tax rate before unusual retroactive income tax expense	30.33	33.52	34.09
Unusual retroactive income tax (reversal) expense (b)	(3.84)	3.19	-
Effective income tax rate	26.49	36.71	34.09

(a)	The Company's combined statutory income tax rate in Canada includes the appropriate provincial income tax rates.

(b)

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, in 2007, the Company has recorded an unusual retroactive income tax expense of $9.9. During fiscal year 2008, the Company reversed this unusual income tax expense following an agreement with the taxing authorities.

The components of future income tax assets (liabilities) are as follows:
	2008	2007
	$	$
Short-term net future income tax assets
Expenses deductible in future years	22.1	18.7
Deferred credits	0.4	0.1
Other	2.2	3.8
	24.7	22.6

Long-term net future income tax liabilities
Trademarks and licences	(53.8)	(49.0)
Property and equipment	(69.5)	(45.5)
Deferred credits	19.7	9.8
Non-capital losses	2.9	8.4
Expenses deductible in future years	7.2	6.3
Goodwill	(7.7)	(5.0)
Borrowing and share issue costs	(0.3)	0.4
Other	(7.2)	(3.4)
	(108.7)	(78.0)

Alimentation Couche-Tard 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

8. Net earnings per share

The following table presents the information for the computation of basic and diluted net earnings per share:
	2008	2007	2006
	$	$	$
Net earnings attributable to Class A and B shareholders	189.3	196.4	196.2

Weighted average number of shares (in thousands)	201,486	202,119	202,030
Dilutive effect of stock options (in thousands)	4,992	6,087	5,632
Weighted average number of diluted shares (in thousands)	206,478	208,206	207,662

Basic net earnings per share available for Class A and B shareholders	0.94	0.97	0.97

Diluted net earnings per share available for Class A and B shareholders	0.92	0.94	0.94

In calculating diluted net earnings per share for 2008, 1,512,515 stock options (504,996 in 2007 and 170,000 in 2006) are excluded due to their antidilutive effect.

9. Supplementary information relating to the consolidated statements of cash flows

The changes in non-cash working capital are detailed as follows:

	2008	2007	2006
	$	$	$
Accounts receivable	(37.6)	(41.6)	(37.9)
Inventories	(46.4)	(24.4)	(9.9)
Prepaid expenses	5.6	1.8	(5.3)
Accounts payable and accrued liabilities	76.2	59.3	76.8
Income taxes payable	(34.7)	35.6	33.5
	(36.9)	30.7	57.2

Cash flows relating to interest and income taxes of operating activities are detailed as follows:

	2008	2007	2006
	$	$	$
Interest paid	59.5	50.6	36.8
Income taxes paid	89.0	57.7	42.2

10. Accounts receivable

		2008	2007
		$	$
Trade accounts receivable and vendor rebates receivable		102.3	94.2
Credit and debit cards receivable		133.0	90.7
Environmental costs receivable		2.8	2.6
Other accounts receivable		13.6	11.5
		251.7	199.0

11. Inventories

		2008	2007
		$	$
Merchandise – retail		267.0	251.1
Motor fuel		155.4	108.9
Merchandise – distribution centres		22.1	22.1
		444.5	382.1

Alimentation Couche-Tard 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

12. Property and equipment

			2008
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	489.5	-	489.5
Buildings	434.5	81.0	353.5
Leasehold improvements	316.4	129.1	187.3
Equipment	1,184.9	467.9	717.0
	2,425.3	678.0	1,747.3
Buildings and equipment under capital leases	6.6	5.6	1.0
	2,431.9	683.6	1,748.3

			2007
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	496.4	-	496.4
Buildings	396.4	57.9	338.5
Leasehold improvements	239.9	92.7	147.2
Equipment	1,049.6	360.5	689.1
	2,182.3	511.1	1,671.2
Buildings and equipment under capital leases	4.1	3.7	0.4
	2,186.4	514.8	1,671.6

13. Goodwill

		2008	2007
		$	$
Balance, beginning of year		373.8	245.8
Increase related to business acquisitions		7.1	113.5
Increase related to single store acquisitions		-	12.8
Changes to purchase price allocations		5.3	1.5
Effect of exchange rate fluctuations		16.4	0.2
Balance, end of year		402.6	373.8

14. Other assets

		2008	2007
		$	$
Deferred charges, net (1)		13.8	25.8
Environmental costs receivable		14.9	20.7
Accrued pension benefit asset		8.7	8.3
Deposits		1.2	1.5
Other, at cost		14.7	12.9
		53.3	69.2

(1)

Since April 30, 2007 and following implementation of CICA Handbook Section 3855, financing costs attributable to the Subordinated unsecured debt are deducted from the amount of the debt. Prior to April 30, 2007, these financing costs were deferred and amortized over the term of the debt.

15. Bank indebtedness

Bank indebtedness reflects the used portion of the unsecured line of credit available to the Company under its credit agreement which is described in Note 17. As of April 27, 2008 and April 29, 2007, the available line of credit is unused.

16. Accounts payable and accrued liabilities

	2008	2007
	$	$
Accounts payable and accrued expenses	618.0	537.0
Sales and other taxes payable	95.6	88.2
Salaries and related benefits	60.9	61.1
Deferred credits	18.6	14.7
Environmental costs	10.0	9.0
Other	39.6	30.3
	842.7	740.3

Alimentation Couche-Tard 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

17. Long-term debt

	2008	2007
	$	$
US dollars term revolving unsecured operating credit, maturing in September 2012 (a)	460.0	513.2
Canadian dollars term revolving unsecured operating credit, maturing in September 2012 (a)	40.3	-
Subordinated unsecured debt, at amortized cost (b)	334.7	350.0
Note payable, secured by the assets of certain stores, 8.75%, repayable in monthly instalments,
maturing in 2019	4.7	4.9
Obligations related to buildings and equipment under capital leases, rates varying from 9.00% to
12.54% (11.36% to 12.54% in 2007), payable on various dates until 2019	2.5	1.9
	842.2	870.0
Current portion of long-term debt	1.2	0.5
	841.0	869.5

(a) Term revolving unsecured operating credit granted:

As at April 27, 2008, the Company has a credit agreement consisting of a revolving unsecured facility of an initial maximum amount of $650.0 ($500.0 in 2007) with an initial term of five years that could be extended each year to a five-year term at the request of the Company with the consent of the lenders. The credit facility is available in the following forms:

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

Stand-by fees, which vary based on a leverage ratio and on the utilization rate of the credit facility apply to the unused portion of the credit facility.

Stamping fees, standby letters of credit fees and the variable margin used to determine the interest rate applicable to amounts borrowed are determined according to a leverage ratio of the Company.

Under the credit agreement, the Company must maintain certain financial ratios. The agreement also imposes certain restrictions on the Company and includes requirements to seek the consent of the lenders to undertake certain transactions.

As at April 27, 2008, the weighted average effective interest rate is 3.51% (6.23% in 2007) for the US dollar portion and 4.21% for the Canadian dollars portion (unused in 2007). In addition, Cdn$0.7 (Cdn$0.7 in 2007) and $17.9 ($16.6 in 2007) are used for standby letters of credit. Finally, as at the same date, the Company is in compliance with the restrictive clauses and ratios imposed by the credit agreement.

(b) Subordinated unsecured debt:

Subordinated unsecured debt of a nominal amount of $350.0, maturing December 15, 2013, bearing interest at a nominal rate of 7.5% (effective rate of 8.23% (7.5% in 2007)). Commencing on December 15, 2008, the Company will have the option for early repayment at a premium.

The total amount of the debt is subject to interest rate swaps (see Note 23). Under this strategy, the effective rate on the Subordinated unsecured debt as at April 27, 2008 is 6.61% .

Since April 30, 2007 and following implementation of CICA Handbook Sections 3855 and 3865, the carrying amount of the debt represents its nominal value amounting to $350.0, net of attributable financing costs of $11.5, adjusted for the fair value of the interest rate swaps designated as a fair value hedge of the debt.

The Subordinated unsecured debt agreement imposes restrictions on certain transactions.

Instalments on long-term debt for the next fiscal years are as follows:

	Obligations
	related to	Other loans	Other loans
	buildings under	denominated in	denominated in
	capital leases	US dollars	Canadian dollars
	$	$	Cdn$
2009	1.1	0.1	-
2010	0.6	0.4	-
2011	0.5	0.3	-
2012	0.3	0.3	-
2013	0.3	460.3	41.0
2014 and thereafter	1.2	353.3	-
	4.0
Interest expense included in minimum lease payments	1.5
	2.5

Alimentation Couche-Tard 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

18. Deferred credits and other liabilities

	2008	2007
	$	$
Deferred gain on sale and leaseback transactions (a)	97.7	20.0
Asset retirement obligations (b)	39.0	37.1
Deferred branding costs	17.9	2.7
Deferred credits	17.1	25.8
Deferred rent expense	16.1	14.1
Provision for workers' compensation	11.5	10.5
Provision for site restoration costs	10.7	18.5
Accrued pension benefit liability	10.4	8.2
Other liabilities	33.4	25.0
	253.8	161.9

(a)

Effective December 21, 2007, the Company completed a sale and leaseback transaction for 83 sites located in the United States, for net proceeds of $130.1, resulting in a gain of $68.0, which is deferred and amortized over the terms of the respective leases of 20 years. The Company accounted for these leases as operating leases. Accordingly, the annual increase in rental costs amounted to approximately $10.0.

(b)

Asset retirement obligations relate to estimated future costs to remove underground motor fuel storage tanks and are based on the Company's prior experience in removing these tanks, estimated tank useful life, lease terms for those tanks installed on leased properties, external estimates and governmental regulatory requirements. To determine the initial recorded liability, the future estimated cash flows have been discounted at rates of 9.0% and 10.0%, representing the Company's credit-adjusted risk-free rates at the time the costs have been estimated and revised. The total undiscounted amount of estimated cash flows to settle the asset retirement obligations is approximately $127.3 and is expected to be incurred over the next 40 years. Should changes occur in estimated future removal costs, tank useful lives, lease terms or governmental regulatory requirements, revisions to the liability could be made.

The reconciliation of the Company's liability for the asset retirement obligations related to the removal of its underground motor fuel storage tanks is as follows:

	2008	2007
	$	$
Balance, beginning of year	45.1	35.9
Liabilities incurred	0.6	0.4
Liabilities settled	(1.4)	(1.1)
Accretion expense	4.0	3.3
Business acquisitions	0.3	6.1
Revision of estimations	0.1	0.4
Effect of exchange rate fluctuations	0.1	0.1
Balance, end of year	48.8	45.1

Of the total liability recorded in the consolidated balance sheets as at April 27, 2008 and April 29, 2007, $39.0 and $37.1, respectively, are included in Deferred credits and other liabilities and the remainder is included in Accounts payable and accrued liabilities.

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

Alimentation Couche-Tard 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

19. Capital stock (continued)

Issued and fully paid

The changes in number of outstanding shares are as follows:

		2008		2007
	Number of shares	$	Number of shares	$
Class A multiple voting shares
Balance, beginning of year	56,175,312	8.0	56,388,652	8.0
Repurchase and cancellation of shares (1)	(2,116,600)	(0.3)	-	-
Conversion into Class B shares	(177,500)	-	(213,340)	-
Balance, end of year	53,881,212	7.7	56,175,312	8.0

Class B subordinate voting shares
Balance, beginning of year	146,159,574	344.3	145,651,434	343.0
Repurchase and cancellation of shares (1)	(4,045,606)	(9.7)	-	-
Issued as part of a previous acquisition	288	-	16	-
Issued on conversion of Class A shares	177,500	-	213,340	-
Stock options exercised for cash	554,020	4.7	294,784	1.1
Fair value of stock options exercised	-	1.8	-	0.2
Balance, end of year	142,845,776	341.1	146,159,574	344.3
Total issued and fully paid		348.8		352.3

				2006
			Number of shares	$
Class A multiple voting shares
Balance, beginning of year			56,594,692	8.0
Conversion into Class B shares			(206,040)	-
Balance, end of year			56,388,652	8.0

Class B subordinate voting shares
Balance, beginning of year			145,375,660	342.8
Issued as part of a previous acquisition			1,630	-
Issued on conversion of Class A shares			206,040	-
Stock options exercised for cash			68,104	0.2
Balance, end of year			145,651,434	343.0
Total issued and fully paid				351.0

(1) On August 8, 2007, the Company implemented a share repurchase program to purchase up to 2,808,765 of the 56,175,312 Class A multiple voting shares and 7,332,066 of the 146,641,334 Class B subordinate voting shares issued and outstanding as at July 27, 2007 (representing 5.0% of the Class A multiple voting shares and 5.0% of the Class B subordinate voting shares, issued and outstanding as at that date, respectively). In accordance with the Toronto Stock Exchange requirements, a maximum daily repurchase of 25.0% of the daily trading averages for the six months preceding July 27, 2007 may be made. By making such purchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation will be reduced and the proportionate interest of all remaining shareholders in the Company's share capital will be increased on a pro rata basis. The share repurchase period will end no later than August 7, 2008. All shares purchased under the share repurchase program will be cancelled.

20. Stock-based compensation and other stock-based payments

Stock Option Plan

The Company has a stock option plan (the Plan) under which it may grant up to 16,892,000 stock options for the purchase of Class B subordinate voting shares of the Company.

Stock options have up to a ten-year term, vest 20.0% on the date of the grant and cumulatively thereafter on each anniversary date of the grant and are exercisable at the designated market price. The grant price of each stock option shall not be set below the average market price of the Class B shares on the Toronto Stock Exchange for the five days preceding the grant. Each stock option is exercisable into one Class B share of the Company at the price specified in the terms of the stock option.

Alimentation Couche-Tard 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

20. Stock-based compensation and other stock-based payments (continued)

The table below presents the status of the Company's stock option plan as at April 27, 2008, April 29, 2007 and April 30, 2006 and the changes therein during the years then ended:

			2008		2007
			Weighted
		Number of stock	average exercise	Number of stock	Weighted average
		options	price	options	exercise price
			Cdn$		Cdn$
Outstanding, beginning of year		9,326,866	8.50	9,252,380	7.66
Granted		295,000	19.41	388,100	25.60
Exercised		(554,020)	9.02	(294,784)	4.17
Forfeited		(153,931)	18.77	(18,830)	13.67
Outstanding, end of year		8,913,915	8.66	9,326,866	8.50

Exercisable stock options, end of year		8,166,672		8,122,627

					2006
					Weighted
				Number of stock	average exercise
				options	price
					Cdn$
Outstanding, beginning of year				8,745,400	6.93
Granted				580,100	18.36
Exercised				(68,104)	4.13
Forfeited				(5,016)	14.33
Outstanding, end of year				9,252,380	7.66

Exercisable stock options, end of year				7,674,976

The following table presents information on the stock options outstanding and exercisable as at April 27, 2008:

		Options outstanding			Options exercisable
	Number of	Weighted average	Weighted	Number of	Weighted
	stock options	remaining	average	stock options	average
Range of	outstanding as at	contractual life	exercise	exercisable as at	exercise
exercise prices	April 27, 2008	(years)	price	April 27, 2008	price
Cdn$			Cdn$		Cdn$
2 – 4	2,568,000	2.39	2.65	2,568,000	2.65
6 – 8	3,452,700	3.96	7.38	3,452,700	7.38
8 – 12	1,245,700	5.56	10.54	1,223,560	10.53
12 – 16	185,000	6.41	12.78	167,000	12.57
16 – 20	919,270	7.47	17.44	538,562	17.43
20 – 26	543,245	8.54	24.62	216,850	24.53
	8,913,915			8,166,672

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

	2008	2007	2006
Expected dividends (per share)	Cdn$0.13	Cdn$0.12	Cdn$0.10
Expected volatility	32.00%	35.00%	35.00%
Risk-free interest rate	3.98%	4.14%	3.92%
Expected life	8 years	8 years	8 years

The weighted average fair value of stock options granted in 2008 is Cdn$8.04 (Cdn$11.64 in 2007 and Cdn$8.65 in 2006).

For 2008, compensation cost charged to the consolidated statement of earnings amounts to $4.0 ($4.2 in 2007 and $3.8 in 2006).

Deferred Share Unit Plan

The Company has a Deferred Share Unit Plan for the benefit of its external directors allowing them, at their option, to receive all or a portion of their annual compensation and directors' fee in the form of Deferred Share Units (DSUs). A DSU is a notional unit, equivalent in value to the Company's Class B share. Upon leaving the Board of Directors, participants are entitled to receive the payment of their cumulated DSUs either a) in the form of cash based on the price of the Company's Class B shares as traded on the open market on the date of payment, or b) in Class B shares bought by the Company on the open market on behalf of the participant.

The DSU expense and the related liability are recorded at the grant date. The liability is adjusted periodically to reflect any variation in the market value of the Class B shares. As at April 27, 2008, the Company has a total of 37,101 DSUs outstanding (30,027 as at April 29, 2007).

Alimentation Couche-Tard 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

20. Stock-based compensation and other stock-based payments (continued)

Share Appreciation Rights Plan

The Company has a Share Appreciation Rights Plan for officers and key employees of the Company. The amount payable to the participants is equal to the difference between the market value of the Company's Class B shares at exercise and its value at the grant date and is payable in cash. The grant agreement describes the exercise period, the value of the shares at grant date and the duration of the plan for each participant. No share appreciation right have been granted as at April 27, 2008 and April 29, 2007.

21. Employee future benefits

The Company has a number of funded and unfunded defined benefit and defined contribution plans that provide retirement benefits to certain employees. Its defined benefit plans are based on years of service and on the average salaries of the five year period preceding retirement.

Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded pension plans and cash contributed to its defined contribution plans and amount to $4.3 for 2008 ($4.0 for 2007 and $3.3 for 2006).

Defined benefit plans

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes the last Sunday of April of each year. The most recent actuarial valuation of the pension plans for funding purposes was as at December 31, 2007 and the next required valuation will be as of December 31, 2010.

Information about the Company's defined benefit plans, in aggregate, is as follows:

	2008	2007
	$	$
Accrued benefit obligation
Balance, beginning of year	36.0	32.9
Current service cost	0.7	0.8
Interest cost	2.1	1.8
Benefits paid	(2.2)	(2.1)
Past service costs	2.3	-
Actuarial (gains) losses	(0.9)	2.5
Effect of exchange rate fluctuations	3.6	0.1
Balance, end of year	41.6	36.0

	2008	2007
	$	$
Plans assets
Fair value, beginning of year	23.0	22.9
Actual return on plans assets	0.3	1.7
Employer contributions	0.2	-
Employees contributions	0.1	0.1
Benefits paid	(1.7)	(1.6)
Effect of exchange rate fluctuations	2.2	(0.1)
Fair value, end of year	24.1	23.0

Reconciliation of the funded status of the benefit plans to the amount recorded in the consolidated financial statements:

	2008	2007
	$	$
Fair value of plans assets	24.1	23.0
Accrued benefit obligation	41.6	36.0
Funded status-plan deficit	(17.5)	(13.0)
Unamortized net actuarial loss	13.9	13.7
Unamortized transitional net asset	(1.7)	(2.0)
Unamortized past service cost	3.6	1.4
Accrued benefit (liability) asset	(1.7)	0.1

As at April 27, 2008, the accrued benefit obligation for unfunded pension plans amounts to $18.8 ($13.5 as at April 29, 2007).

The accrued benefit asset is included in the Company's balance sheets as follows:

	2008	2007
	$	$
Other assets	8.7	8.3
Deferred credits and other liabilities	(10.4)	(8.2)
Accrued benefit (liability) asset	(1.7)	0.1

Alimentation Couche-Tard 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

21. Employee future benefits (continued)

As of the measurement date, plans assets consist of:

		Percentage of plans assets
		2008	2007
		%	%
Assets category
Equity securities		23.7	24.4
Debt securities		76.3	75.6
Total		100.0	100.0

The Company's pension benefit expense for the year is determined as follows:

			2008
	Incurred during the	Adjustments	Recognized during
	year	(a)	the year
	$	$	$
Current service cost, net of employee contributions	0.6	-	0.6
Interest cost	2.1	-	2.1
Actual return on plan assets	(0.3)	(1.2)	(1.5)
Amortization of the net transitional asset	-	(0.6)	(0.6)
Net actuarial (gains) losses	(0.9)	2.3	1.4
Past service cost	2.3	(2.0)	0.3
Pension expense for the year	3.8	(1.5)	2.3

			2007
	Incurred during the	Adjustments	Recognized during the
	year	(a)	year
	$	$	$
Current service cost, net of employee contributions	0.7	-	0.7
Interest cost	1.8	-	1.8
Actual return on plan assets	(1.7)	0.2	(1.5)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial losses	2.6	(1.7)	0.9
Past service cost	-	0.3	0.3
Pension expense for the year	3.4	(1.7)	1.7

			2006
	Incurred during the	Adjustments	Recognized during the
	year	(a)	year
	$	$	$
Current service cost, net of employee contributions	0.6	-	0.6
Interest cost	1.7	-	1.7
Actual return on plan assets	(0.6)	(0.9)	(1.5)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial losses	-	0.8	0.8
Past service cost	-	0.3	0.3
Pension expense for the year	1.7	(0.3)	1.4

(a) Adjustments to recognize the long-term nature of employee future benefit costs.

The significant weighted average actuarial assumptions which management considers the most likely to be used to determine the accrued benefit obligations and the pension expense are the following:

Accrued benefit obligation:
	2008	2007	2006
	%	%	%
Discount rate	6.00	5.25	5.75
Rate of compensation increase	4.00	4.00	4.00

Pension expense:
	2008	2007	2006
	%	%	%
Discount rate	5.25	5.75	5.75
Expected rate of return on plans assets	6.00	7.00	7.00
Rate of compensation increase	4.00	4.00	4.00

Defined contribution plans

The Company's total pension expense under its defined contribution plans for the year 2008 is $3.8 ($3.5 in 2007 and $2.8 in 2006).

Alimentation Couche-Tard 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

21. Employee future benefits (continued)

 Deferred compensation plan – United States operations

The Company sponsors a deferred compensation plan that allows certain employees in its U.S. operations to defer up to 25.0% of their base salary and 100.0% of their cash bonuses for any given year. Interest accrues on the deferral and amounts due to the participants are generally payable on retirement, except in certain limited circumstances. Obligations under this plan amount to $7.5 as at April 27, 2008 ($6.5 as at April 29, 2007) and are included in Deferred credits and other liabilities.

22. Environmental costs

The Company is subject to Canadian and U.S. legislations governing the storage, handling and sale of motor fuel and related products. The Company considers that it is compliant with all important aspects of the current environmental legislations.

The Company has an on-going training program for its employees on environmental issues which includes preventive site testing and site restoration in cooperation with regulatory authorities. The Company also examines its motor fuel equipment annually.

In all U.S. states in which the Company operates, except Michigan, Iowa, Florida, Arizona, Texas and Washington State, there is a trust fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up damages to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states, finance the trust funds. The Company pays the registration fees and remits the sales taxes to the states where it is a member of the trust fund. Insurance coverage is different in the various states.

In order to provide for the above-mentioned restoration costs, the Company has recorded a $20.7 provision for environmental costs as at April 27, 2008 ($27.5 as at April 29, 2007). Of this amount, $10.0 ($9.0 as at April 29, 2007) is included in Accounts payable and accrued liabilities and the remainder is included in Deferred credits and other liabilities. Furthermore, the Company has recorded an amount of $17.7 for environmental costs receivable as at April 27, 2008 ($23.3 as at April 29, 2007), of which $2.8 ($2.6 as at April 29, 2007) is included in Accounts receivable, the remainder being included in Other assets.

23. Financial instruments and capital risk management

Financial risk management objectives and policies

The Company's activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures, primarily interest and foreign exchange risks.

Foreign exchange risk

One of the Company's subsidiaries, having the Canadian dollar as its functional currency, holds certain US dollar dominated debt and investment in self-sustaining U.S. foreign operations, which are exposed to variations between the Canadian and US dollar exchange rate. To mitigate the foreign currency translation risk, the Company has designated its entire US dollar denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining foreign operations. Accordingly, foreign exchange gains and losses are recorded in Other comprehensive income.

As at April 27, 2008, everything else being equal, an hypothetical strengthening (weakening) of 5.0% of the U.S. dollar against the Canadian dollar would have had a favorable (unfavorable) impact of $44.9 on Other comprehensive income.

Interest rate risk

The Company is exposed to interest rate risk through its long-term debt. The Company's policy is to maintain most of its borrowings in variable rate instruments using interest rate swaps when necessary.

The Company's fixed rate long-term debt is exposed to a risk of change in its fair value due to changes in interest rates. To mitigate this risk, the Company has entered into fixed-to-variable interest rate swaps on its Subordinated unsecured debt where it has agreed to swap the amount of the difference between variable interest rate and the fixed rate, calculated on the reference amounts. These interest rate swaps have been designated as a fair value hedge of the Subordinated unsecured debt.

The amounts outstanding at year end are as follows:

Maturity (a)	Reference	Pays/receives	Fixed rate	Variable rate
	$		%
December 2013	100.0	pays variable	7.5	LIBOR six month
		receives fixed		plus 3.03%
December 2013	100.0	pays variable	7.5	LIBOR six month
		receives fixed		plus 2.98%
December 2013	150.0	pays variable	7.5	LIBOR six month
		receives fixed		plus 2.89%

(a)	Under certain conditions, the maturity date of the swaps can be altered to correspond with the repurchase conditions of the corresponding subordinated debt.

Alimentation Couche-Tard 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

23. Financial instruments and capital risk management (continued)

The Company is exposed to a risk of change in cash flows due to changes in interest rates on its variable rate long-term debt and does not currently hold any derivative instruments that mitigate this risk. The Company analyses its interest rate exposure on an on-going basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on net earnings of a defined interest rate shift. As at April 27, 2008, the impact on net earnings of a 1.0% shift would not have been significant. Fixed-to-variable interest rate swaps related to the Subordinated unsecured debt have been included in this calculation.

Credit risk

The Company is exposed to credit risk with respect to Trade accounts receivable and vendor rebates receivable, Credit and debit cards receivable and interest rate swaps.

Credit risk related to Trade accounts receivable and vendor rebates receivable is limited considering the nature of the Company's activities and its counterparties. Concentration of credit risk is minimal because of the Company's diversified clientele, products and geography. As at April 27, 2008, no single creditor accounted for over 10.0% of total Trade accounts receivable and vendor rebates receivable and the related maximum credit risk exposure corresponds to their carrying amount.

The Company mitigates the credit risk related to Credit and debit cards receivable by dealing with major financial institutions that have very low or minimal credit risk. As at April 27, 2008, the maximum credit risk exposure related to Credit and debit cards receivable corresponds to their carrying amount.

The Company is exposed to credit risk arising from interest rate swaps when these swaps result in a receivable from the financial institutions. In accordance with its risk management policy, the Company has entered into these swaps with major financial institutions to reduce such credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its obligations associated with financial liabilities. The Company is exposed to this risk mainly through its Long-term debt and Accounts payable and accrued expenses. The Company's liquidity is mainly provided by cash flows from operating activities, borrowings available under its revolving credit facilities as well as potential sale and leaseback transactions.

On an on-going basis, the Company monitors rolling forecasts of its liquidity reserve on the basis of expected cash flows taking into account operating needs, tax situation and capital requirements and ensures to have sufficient flexibility under its available liquidity resources to meet its obligations.

Accounts payable and accrued expenses of $618.0 mature within a period of one year or less. The Company's long-term debt maturities have been disclosed in Note 17.

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated balance sheets, are as follows:

	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Cash and cash equivalents	216.0	216.0	141.7	141.7
Trade accounts receivable and vendor rebates
receivable	102.3	102.3	94.2	94.2
Credit and debit cards receivable	133.0	133.0	90.7	90.7
Accounts payable and accrued expenses	618.0	618.0	537.0	537.0
Subordinated unsecured debt	334.7	353.5	350.0	364.4
Other long-term debt	507.5	507.5	520.0	520.0
Interest rate swaps (1)	(3.8)	(3.8)	-	(14.9)

(1) A negative amount indicates an amount payable by the Company.

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

  The fair value of Cash and cash equivalents, Trade accounts receivable and vendor rebates receivable, Credit and debit cards receivable, receivable related to interest rate swaps and Accounts payable and accrued liabilities is comparable to their carrying amount, given the short maturity periods;

  the fair value of the Subordinated unsecured debt has been estimated based on the discounted cash flows of the debt at the Company's estimated incremental borrowing rates for debt of the same remaining maturities;

  there is no significant difference between the fair value and the carrying amount of other Long-term debt given that the largest loans bear interest at a variable rate;

  the fair value of the interest rate swaps is estimated by obtaining quotes (marked to market) from the Company's banks. The quoted prices generally reflect the estimated amount that the Company would receive (favourable) or pay (unfavourable) to settle these agreements at the reporting date.

Alimentation Couche-Tard 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

23. Financial instruments and capital risk management (continued)

Capital risk management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company's capital is comprised of total Shareholders' equity and net interest bearing debt. Net interest bearing debt refers to Long-term debt and its current portion, net of Cash and cash equivalents and temporary investments, if any.

In order to maintain or adjust the capital structure, the Company may issue new shares, redeem shares, sell assets to reduce debt or adjust the amount of dividends paid to shareholders.

In its capital structure, the Company considers its stock option, deferred share unit and share appreciation rights plans. The Company's stock redemption plan is also one of the tools the Company uses to achieve its objectives.

Consistent with others in the industry, the Company monitors capital on the basis of the net interest bearing debt to total capitalization ratio (the ratio) and also monitors its credit ratings as determined by third parties. As at the balance sheet date, the ratio was as follows:

	2008	2007
	$	$
Current portion of long-term debt	1.2	0.5
Long-term debt	841.0	869.5
Cash and cash equivalents	216.0	141.7
Net interest bearing debt	626.2	728.3

Shareholders' equity	1,253.7	1,145.4
Net interest bearing debt	626.2	728.3
Total capitalization	1,879.9	1,873.7

Net interest bearing debt to total capitalization ratio	33.3%	38.9%

The decrease in the net interest bearing debt to total capitalization ratio resulted primarily from the increase in shareholder's equity and cash and cash equivalents and from the decrease in Long-term debt.

The decrease in the net interest bearing debt to total capitalization ratio resulted primarily from the increase in shareholder's equity and cash and cash equivalents and from the decrease in Long-term debt.

Under its Term revolving unsecured operating credit, the Company must meet the following ratios on a consolidated basis:

  a leverage ratio, which is the ratio of total debt less cash and cash equivalents to EBITDA for the four most recent quarters. EBITDA (Earning Before Interests, Taxes, Depreciation and Amortization) is a non-GAAP measure.

  a fixed charge coverage ratio, which is the ratio of EBITDAR for the four most recent quarters to the total interest expense and the rent payments in the same periods. EBITDAR is a non-GAAP measure and is calculated as EBITDA plus rent expense.

The Company is in compliance with these covenants and monitors them on an ongoing basis.

The Company is not subject to any other significant externally imposed capital requirement.

24. Contractual obligations

Minimum lease payments

As at April 27, 2008, the Company has entered into lease agreements expiring on various dates until 2031 which call for aggregate minimum lease payments of $1,397.6 in the United States and of Cdn$406.9 in Canada for the rental of commercial space, equipment and a warehouse. Several of these leases contain renewal options and certain sites are subleased to franchise-holders. The minimum lease payments for the next fiscal years are as follows:

	United States	Canada
	$	Cdn$
2009	129.2	68.5
2010	123.1	56.3
2011	115.9	47.0
2012	110.7	38.6
2013	103.3	31.1
2014 and thereafter	815.4	165.4

Alimentation Couche-Tard 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

24. Contractual obligations (continued)

 Purchase commitments

The Company has concluded agreements to acquire, during the next fiscal years, franchise rights and equipment which call for aggregate payments of Cdn$4.4. The minimum payments for the next fiscal years are Cdn$1.6 in 2009 and Cdn$0.7 in 2010, 2011, 2012 and 2013.

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

25. Contingencies and guarantees

Contingencies

Various claims and legal proceedings have been initiated against the Company in the normal course of its operations. In management's opinion, these claims and proceedings are unfounded. Management estimates that any payments resulting from their outcome are not likely to have a substantial negative impact on the Company's results and financial position.

Guarantees

Sub-lease agreements

The Company entered into a number of agreements to sub-lease premises to third parties. Under some of these agreements, the Company retains ultimate responsibility to the landlord for payment of amounts under the lease agreements should the sub-lessees fail to pay. The total future lease payments under such agreements are approximately $0.7. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

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

Alimentation Couche-Tard 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
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

Information on the principal revenue classes as well as geographic information is as follows:

			2008			2007
	U.S.	Canada	Total	U.S.	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	3,476.3	1,724.4	5,200.7	3,116.6	1,500.4	4,617.0
Motor fuel	8,891.6	1,277.7	10,169.3	6,514.6	955.8	7,470.4
	12,367.9	3,002.1	15,370.0	9,631.2	2,456.2	12,087.4

Gross profit
Merchandise and services	1,146.5	601.1	1,747.6	1,046.9	526.6	1,573.5
Motor fuel	393.9	82.0	475.9	372.1	58.9	431.0
	1,540.4	683.1	2,223.5	1,419.0	585.5	2,004.5

Property and equipment and goodwill (a)	1,643.2	507.7	2,150.9	1,572.0	473.4	2,045.4

						2006
				U.S.	Canada	Total
				$	$	$
External customer revenues (a)
Merchandise and services				2,812.0	1,426.7	4,238.7
Motor fuel				5,044.9	873.7	5,918.6
				7,856.9	2,300.4	10,157.3

Gross profit
Merchandise and services				932.3	483.1	1,415.4
Motor fuel				312.5	63.6	376.1
				1,244.8	546.7	1,791.5

Property and equipment and goodwill (a)				795.7	464.2	1,259.9

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

27. Subsequent events

On June 13, 2008, the Company entered into a new credit agreement consisting of a revolving unsecured credit facility of a maximum amount of $310.0 with an initial maturity, terms and conditions similar to those of the other facility the Company already had as at April 27, 2008 as described in Note 17a).

On May 8, 2008, the Company announced the expansion of its existing agreement with Irving Oil Limited to include 252 Irving Oil convenience retail sites across Atlantic Canada and New England. The 252 convenience stores would be operated by Couche-Tard. Of these stores, 128 are located in New Brunswick, Nova Scotia, Newfoundland and Labrador, and Prince Edward Island. The other 124 stores are located in Maine, New Hampshire, Massachusetts and Vermont. The transaction is anticipated to close in July and is subject to standard regulatory approval and closing conditions.

On April 30, 2008, the Company signed an agreement to acquire 83 stores in the St. Louis Missouri area and nearby central Illinois area from Spirit Energy, L.L.C. 69 stores are company-operated and 14 are operated as dealers. The transaction is anticipated to close in July and is subject to standard regulatory approval and closing conditions.

On April 29, 2008, the Company acquired, from Speedway Superamerica LLC, 15 corporate stores. These stores are operating under the Speedway banner in central Illinois, United States.

Alimentation Couche-Tard 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

28. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP).

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed as follows:

A. Consolidated financial statements

Consolidated Statements of Earnings

			2006
	2008	2007	restated (e)
		$	$
Net earnings in accordance with Canadian GAAP	189.3	196.4	196.2

Adjustments with respect to
Sale and leaseback transactions (d)	(7.2)	(5.6)	(5.7)
Loss on subleases (h)	0.3	(1.5)	-
Stock-based compensation (e)	-	-	(2.0)
Deferred charges and other assets (f)	0.3	0.3	0.3
Tax effect of the above adjustments	2.7	2.8	2.3
Adjustment to net earnings in accordance with U.S. GAAP	(3.9)	(4.0)	(5.1)
Net earnings in accordance with U.S. GAAP	185.4	192.4	191.1

Net earnings per share in accordance with U.S. GAAP (e)
Basic	0.92	0.95	0.95
Diluted	0.90	0.92	0.92

Consolidated Statements of Comprehensive Income

			2006
	2008	2007	restated (e)
	$	$	$
Net earnings in accordance with U.S. GAAP	185.4	192.4	191.1
Other comprehensive income in accordance with Canadian GAAP	16.1	(2.8)	41.3
Cumulative translation adjustments arising from adjustments under
U.S. GAAP (c) (f) (g)	(0.7)	0.2	(0.1)
Accrued pension liability (net of tax recovery of $0.2 in 2008) (c)	(1.6)	-	-
Minimum pension liability (net of tax of $0.4 in 2007, $0.1 in 2006) (c)	-	(0.8)	0.3
Other comprehensive income in accordance with U.S. GAAP	13.8	(3.4)	41.5
Comprehensive income in accordance with U.S. GAAP	199.2	189.0	232.6

Alimentation Couche-Tard 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

28. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

Consolidated Balance Sheets

				2008			2007
		Canadian			Canadian
	Ref	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP
		$		$	$		$
ASSETS
Short-term future income taxes	c)	24.7	0.2	24.9	22.7	0.2	22.9
Property and equipment	d)	1,748.3	157.0	1,901.3	1,671.6	99.7	1,767.5
	f)		(4.0)			(3.8)
Goodwill	g)	402.6	(0.6)	402.0	373.8	(0.6)	373.2
Other assets	b)	53.3	11.5	57.1	69.2	-	61.1
	c)		(7.4)			(7.7)
	f)		(0.3)			(0.4)
Long-term future income taxes	d)	0.9	17.3	21.1	0.9	14.3	17.4
	c)		2.4			1.6
	h)		0.5			0.6

LIABILITIES
Accounts payable and accrued
liabilities	c)	842.7	0.5	843.2	740.3	0.5	740.8
Long-term debt	d)	841.0	264.7	1,117.2	869.5	133.4	988.0
	b)		11.5			-
	a)		-			(14.9)
Deferred credits and other liabilities	d)	253.8	(67.2)	195.7	161.9	(0.4)	182.8
	c)		7.9			4.9
	h)		1.2			1.5
	a)		-			14.9
Long-term future income taxes	f)	109.6	(1.2)	106.1	78.9	(1.2)	75.2
	c)		(2.3)			(2.5)

SHAREHOLDERS' EQUITY
Capital stock	e)	348.8	7.4	351.3	352.3	7.2	354.6
	i)		(4.9)			(4.9)
Contributed surplus	e)	15.6	14.7	30.3	13.4	14.9	28.3
Retained earnings	d)	775.0	(23.2)	729.7	681.9	(19.0)	640.5
	e)		(22.1)			(22.1)
	i)		4.9			4.9
	c)		(0.9)			(0.9)
	f)		(2.5)			(2.6)
	g)		(0.8)			(0.8)
	h)		(0.7)			(0.9)
Accumulated other comprehensive
income	c)	114.3	(10.0)	103.9	97.8	(7.9)	89.7
	f)		(0.6)			(0.4)
	g)		0.2			0.2

a) Derivative financial instruments

On April 30, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. These standards require all derivative financial instruments to be recorded on the balance sheet at their fair value. Changes in a derivative's fair value are recognized in the current period's earnings unless certain hedge accounting criteria are satisfied.

The Company uses interest rate swaps and designated those derivatives as fair value hedges of its Subordinated unsecured debt (the hedged item). Since the hedge accounting criteria are satisfied, the change in the fair value of the interest rate swaps is offset in the consolidated earnings against the change in the fair value of the hedged item. In the consolidated balance sheet, the interest rate swaps are recorded at fair value and a corresponding adjustment is made to the hedged item.

Prior to the adoption of the new accounting standards, described in Note 3, the Company did not record the fair value of the interest rate swaps on the consolidated balance sheet under Canadian GAAP.

b) Deferred financing fees

Under Canadian GAAP, financing costs pertaining to the Company's Subordinated Unsecured Debt are deducted from the amount of the related debt. Under US GAAP, financing costs are deferred under Other assets (Note 3).

Alimentation Couche-Tard 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

28. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

c) Pension expense

On April 29, 2007, the Company adopted prospectively SFAS No. 158, “Accounting for defined benefits plans and other post-retirement benefits- an amendment of FASB Statements No. 87, 88 106 and 132 (R)”. This standard requires an employer to recognize the over-funded or under-funded status of defined benefit post-retirement plans as assets or liability in its balance sheet and to recognize changes in that status in the year in which the change occurs through “Other comprehensive income”. The standard does not change the accounting for Company's defined contribution plans. The Company currently measures its plan assets and benefit obligations at the end of each fiscal year.

Until the adoption of SFAS 158, the provision of SFAS 87, “Employers' Accounting for Pensions” required the Company to record an additional minimum pension liability for plans where the accumulated benefit obligation exceeded plan assets' fair value. With regards to these plans, an intangible asset was recorded up to the extent of unrecognized past service costs. The balance was recorded net of income tax in “Other comprehensive income”. There were no such requirements under Canadian GAAP. During 2007, the transition provision of SFAS No. 158 required the presentation of the minimum liability adjustment. In 2008, this is no longer required.

The following tables present the application of SFAS No. 158 on individual line items in the consolidated balance sheets as at April 27, 2008 and April 29, 2007:

		2008

	Canadian	SFAS 158
	GAAP	adjustments	US GAAP
	$	$	$
Short-term future income
taxes	-	0.2	0.2
Other assets	8.7	(7.4)	1.3
Long-term future income
taxes	3.2	2.4	5.6
Total assets adjustments		(4.8)

Accounts payable and
accrued liabilities	-	0.5	0.5
Deferred credits and other
liabilities	10.4	7.9	18.3
Long-term future income
taxes	2.7	(2.3)	0.4
Retained earnings	-	(0.9)	(0.9)
Accumulated other
comprehensive income	-	(10.0)	(10.0)
Total liabilities and shareholders' equity adjustments		(4.8)

Alimentation Couche-Tard 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

28. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

c) Pension expense (continued)

	2007
		Minimum liability	SFAS 158
	Canadian GAAP	adjustments	adjustments	US GAAP
	$	$	$	$
Short-term future income
taxes	-	-	0.2	0.2
Other assets	8.2	(0.1)	(7.6)	0.5
Long-term future income
taxes	2.6	1.3	0.3	4.2
Total assets adjustments		1.2	(7.1)

Accounts payable and
accrued liabilities	-	-	0.5	0.5
Deferred credits and other
liabilities	8.1	3.9	1.0	13.0
Long-term future income
taxes	2.7	-	(2.5)	0.2
Retained earnings	-	(0.9)	-	(0.9)
Accumulated other
comprehensive income	-	(1.8)	(6.1)	(7.9)
Total liabilities and shareholders' equity
adjustments		1.2	(7.1)

d) Sale and leaseback transactions

Under Canadian GAAP, certain leases concluded in conjunction with sale and leaseback transactions have been afforded operating lease treatment and the gain on sale is deferred and amortized over the term of the lease. Under U.S. GAAP, these transactions in which the Company has a continuing involvement in the underlying assets have been accounted for under the financing method. Under this method, the Company records the sale proceeds as a liability, recognizes interest expense, and continues to record and amortize the related assets. The accounting for the sale and leaseback transactions under the financing method will continue until the Company's continuing involvement in the related assets ceases. Consequently, under U.S. GAAP, no gain is recorded on these transactions.

e) Stock-based compensation

On May 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment”. This standard amends SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes Accounting Principles Board (APB) Opinion No. 25. The principal amendments relate to the requirement to use a fair value based method to measure and record stock-based compensation at fair value. The Company adopted this new recommendation on a modified retroactive basis and adopted the straight-line method for the recognition of the compensation cost over the requisite service period. Under both Canadian and U.S. GAAP, the fair value of the stock options granted is estimated at the grant date using the Black & Scholes option pricing. On May 1, 2006, the impact of those changes resulted in a $10.4 decrease of Accounts payable and accrued liabilities, a $4.1 increase in Capital stock, a $15.4 increase in Contributed surplus, a $12.2 decrease in Retained Earnings and a decrease in Accumulated other comprehensive income of $3.1. Consequently, diluted net earnings per share decreased by $0.01 in 2006.

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

Alimentation Couche-Tard 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 27, 2008, April 29, 2007 and April 30, 2006
(in millions of US dollars, except share and stock option data)

28. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

e) Stock-based compensation (continued)

Following the adoption of SFAS No. 123 (R), “Share-Based Payment”, the dilutive effect of stock options under U.S. GAAP was restated in 2006, because there is no more difference between Canadian and U.S. GAAP. Accordingly, the dilutive effect presented in Note 8 is used for calculation of Net earnings per share under U.S. GAAP.

f) Deferred charges and other assets

Under Canadian GAAP, certain development expenses are deferred and amortized as part of Other assets or Property and equipment over a period of five to seven years. Under U.S. GAAP, those costs are charged to consolidated earnings as incurred.

Certain amounts relate to the Canadian and corporate operations. Accordingly, a corresponding adjustment is recorded to Other comprehensive income as described in Note 3.

g) Supplier rebates and other supplier payments

On January 30, 2004, the Company applied EIC-144, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor”, both early and retroactively. Consequently, prior years financial statements, purchase price allocation and related goodwill have been restated. This new standard was applicable for all existing arrangements.

For U.S. GAAP purposes, effective January 1, 2003, the Company adopted the provisions of EITF No. 02-16, “Accounting by a Customer Including a Reseller for Certain Consideration Received from a Vendor”. Under such provisions, the cumulative effect of the change in accounting policy has been included in the statement of earnings during the year of adoption of the accounting policy. This new standard was applicable to new arrangements entered into after December 31, 2002. The fact that, under U.S. GAAP, some agreements were excluded from the scope of EITF No. 02-16, generated a permanent adjustment to goodwill.

Certain amounts relate to the Canadian and corporate operations. Accordingly, a corresponding adjustment is recorded to Other comprehensive income as described in Note 3.

h) Loss on subleases not involving an exiting activity

Under U.S. GAAP, regardless of whether a company is exiting an activity, the FASB Technical Bulletin 79-15 requires the Company's recognition of a liability and a corresponding change if costs are expected to be incurred in excess of revenue on an operating sublease. There is no such specific requirement under Canadian GAAP.

i) Share issue expenses

Under Canadian GAAP, share issue expenses net of future income taxes are presented as a reduction of Retained earnings. Under U.S. GAAP, these expenses are presented as a reduction of Capital stock.

j) Income taxes

On April 30, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.” FIN 48 clarifies the accounting for income taxes by prescribing a minimum threshold of a tax position that is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties and accounting in interim periods as well as expended disclosure requirements with respect to uncertainty in income taxes. The implementation of these recommendations did not have any material impact on the Company's consolidated financial statements.

B.  Accounting pronouncements not yet implemented

U.S. GAAP

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No.157). SFAS No. 157 establishes a common definition for fair value to be applied to U.S. GAAP standards that require use of fair value. It also establishes a framework for measuring the fair value and expands disclosure about such fair value measurement. The Company is currently evaluating SFAS No. 157 to determine the impact on its consolidated results of operations and financial position. The Company will adopt these recommendations on April 28, 2008.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 provides companies with the option to measure many financial instruments and certain other items at fair value at specified election dates. SFAS No. 159 will be effective beginning February 1, 2008. The Company does not expect to elect the fair value option for eligible items.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (SFAS No. 141(R)). SFAS No. 141(R) replaces SFAS No. 141, “Business Combinations”, but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS No. 141(R) better defines the acquirer and the acquisition date in a business combination, establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any non-controlling interests in the acquired business and requires expanded disclosures from those previously required by SFAS No. 141. In addition SFAS No. 141(R) requires acquisition costs be expensed as incurred. SFAS No. 141(R) also requires that, from the date of adoption of SFAS No. 141(R), any change in valuation allowance or uncertain tax position related to an acquired business, irrespective of the acquisition date, shall be recorded as an adjustment to income tax expense and not as an adjustment to goodwill as had previously been required under SFAS No. 141. SFAS No. 141(R) will be effective for all business combinations with an acquisition date on or after February 1, 2009, and early adoption is not permitted. The Company is currently evaluating the impact SFAS No. 141(R) will have on the its consolidated financial statements.

Alimentation Couche-Tard 34

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

July 15, 2008	By: /s/ Sylvain Aubry

Sylvain Aubry
Senior Director, Legal Affairs and
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

Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Québec H38 4L8 Telephone: 514-878-2691 Fax: 514-878-2127 www.rcgt.com

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated June 13, 2008, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Alimentation Couche-Tard Inc. on Form 40-F for the year ended April 27, 2008. We consent to the use of the aforementioned reports in the Annual Report on Form 40-F.

Chartered Accountants

Montreal. Canada
July 15, 2008

Chattered Accountants
Member of Grant Thornton International ltd.

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

DATED the 15th day of July, 2008.	(s) Alain Bouchard
	Name:	Alain Bouchard
	Title:	Chairman of the Board,
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

DATED the 15th day of July, 2008.	(s) Richard Fortin
	Name:	Richard Fortin
	Title:	Executive Vice-President and
Chief Financial Officer

SOA Section 906 Certification

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Alimentation Couche-Tard Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 40-F for the year ended April 27, 2008 (the "Report") fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED the 15th day of July, 2008.

(s) Alain Bouchard
Name: Alain Bouchard
Title:	Chairman of the Board, President
and Chief Executive Officer

SOA Section 906 Certification

CERTIFICATION

Pursuant to 18 U.S.C. § 1350, the undersigned officer of Alimentation Couche-Tard Inc. (the "Company"), hereby certifies, to such officer's knowledge, that the Company's Annual Report on Form 40-F for the year ended April 27, 2008 (the "Report") fully complies with the requirements of § 13(a) or § 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

DATED the 15th day of July, 2008.

(s) Richard Fortin
Name: Richard Fortin
Title:	Executive Vice-President and
Chief Financial Officer