Form 40-F
period 2010-04-25
ALIMENTATION COUCHE TARD INC
filed 2010-07-19
CIK 1081825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

|X| ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 25, 2010	Commission File Number 333-10100

ALIMENTATION COUCHE-TARD INC.
(Exact name of Registrant as specified in its charter)

Quebec	5412	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

4204 Industriel Blvd.
Laval, Quebec H7L 0E3, Canada
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

The Registrant had 53,706,712 Multiple Voting Shares and 129,942,597 Subordinate Voting Shares outstanding as at April 25, 2010. The Registrant’s shares are traded on the Toronto Stock Exchange.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes |_|                          No |X|.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes |_|                         No | X |.

[Note: As a voluntary filer, not subject to the filing requirements, the Registrant filed all reports under Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months.]

INTRODUCTORY NOTE

Alimentation Couche-Tard Inc. (the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act by reason of Rule 3a12-3 thereunder.

DOCUMENTS FILED WITH THIS FORM 40-F

1.	Annual Information Form of the Registrant for the fiscal year ended April 25, 2010.

2.

Consolidated balance sheets of the Registrant as at April 25, 2010 and April 26, 2009 and the consolidated statements of earnings, changes in shareholder’s equity and cash flows for each of the years in the three-year period ended April 25, 2010 and related notes, including a reconciliation to United States generally accepted accounting principles and the auditors’ reports with respect thereto.

3.	Management’s Discussion and Analysis of Results and Financial Position of the Registrant for the year ended April 25, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

The Registrant carried out an evaluation pursuant to Exchange Act Rule 13a-15(b), under the supervision and with the participation of the Registrant’s management, including the Registrant’s President and Chief Executive Officer and Vice-President and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures as of the end of the period covered by this annual report on Form 40-F. Based upon that evaluation, the President and Chief Executive Officer and Vice-President and Chief Financial Officer concluded that the Registrant’s disclosure controls and procedures are effective as of April 25, 2010 in ensuring that the information required to be disclosed by the Registrant (including its consolidated subsidiaries) in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to management, including the Registrant’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Alimentation Couche-Tard Inc, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations. With our participation management carried out an evaluation of the effectiveness of our internal control over financial reporting, as of the end of the Registrant’s fiscal year ended April 25, 2010. The framework on which such evaluation was based is contained in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, management concluded that Alimentation Couche-Tard Inc.’s internal control over financial reporting was effective as at April 25, 2010.

The effectiveness of the Registrant’s internal control over financial reporting as at April 25, 2010, has been audited by PricewaterhouseCoopers LLP, the Registrant’s independent auditors. The attestation report of PricewaterhouseCoopers LLP is included in PricewaterhouseCoopers LLP’s report to the shareholders of the Registrant dated July 13, 2010, which accompanies the Registrant’s audited consolidated financial statements, filed with this annual report on Form 40-F. July 13, 2010

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

The Board of Directors of the Registrant has determined that it has one audit committee financial expert (as such term is defined in the item 8(b) of General Instruction B to Form 40-F) serving on its audit committee. Mr. Roger Desrosiers has been determined by the Board of Directors of the Registrant to meet the “independence” and the “audit committee financial expert” criteria prescribed by the Securities and Exchange Commission (“SEC”) and applicable Canadian regulatory requirements and is independent, as that term is defined by applicable Canadian regulatory requirements. The SEC has indicated that the designation of Mr. Desrosiers as an audit committee financial expert does not make Mr. Desrosiers an “expert” for any purposes, impose any duties, obligations or liability on Mr. Desrosiers, that are greater than those imposed on members of the audit committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee.

Principal Accountant Fees and Services

See the disclosure under “Audit Committee Disclosure – Auditors Fees” in the Annual Information Form filed herewith.

Pre-Approval Policies and Procedures

The Registrant’s audit committee approves in advance the engagement of the Registrant’s independent registered public accounting firm and has established a policy and procedures on the approval of the non-audit related services by the independent registered public accounting firm. Refer to the disclosure under “Audit Committee Disclosure-Policy on the Approval of Non-Audit Services” in the Annual Information Form filed herewith.

CODE OF ETHICS

The Registrant has adopted a Code of Ethics for its Chief Executive Officer, Chief Financial Officer and directors and officers. See the disclosure under “Audit Committee Disclosure – Code of Ethics for CEO, CFO and Senior Financial Officers” in the Annual Information Form filed herewith. A copy of the Code of Ethics will be provided in print free of charge to any person who requests it by contacting the Registrant by telephone at (450) 662-6632 or mail at the attention of the Corporate Secretary, 4204 Industriel Blvd., Laval, Québec, H7L 0E3. There were no amendments or waivers to the Code of Ethics in fiscal 2010.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements as defined by General Instruction B(11) of Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See the disclosure under “Contractual Obligations and Commercial Commitments” on page 14 in the Management’s Discussion and Analysis of Results and Financial Position filed herewith.

ALIMENTATION COUCHE-TARD INC.

ANNUAL INFORMATION FORM

Fiscal year ended April 25, 2010

July 13, 2010

As used in this annual information form, unless the context indicates otherwise: (i) the “Company” or “Couche-Tard” refer collectively to Alimentation Couche-Tard Inc. and, unless the context otherwise requires or indicates, its subsidiaries and (ii) “$” or “dollars” refer to American dollars and “Cdn$” or “Cdn dollars” refer to Canadian dollars.

FORWARD-LOOKING STATEMENTS

This annual information form includes certain statements that are “forward-looking statements” within the meaning of the securities laws of Canada and the United States. Any statement in this annual information form that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this annual information form, the words “believe”, “intend”, “expect”, “estimate” and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this document describe the Company’s expectations as at July 13, 2010, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard’s or the industry’s outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. The Company’s actual results could be materially different from its expectations if known or unknown risks affect its business, or if its estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, the reader is cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

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

THE COMPANY

Name and Incorporation

The Company was incorporated under Part IA of the Companies Act (Québec) by certificate of amalgamation dated May 1, 1988. On December 15, 1994, the Company changed its corporate name from “Actidev Inc.” to “Alimentation Couche-Tard Inc.” The Company’s share capital was also changed at that time so that it consists of an unlimited number of first preferred shares, an unlimited number of second preferred shares, an unlimited number of multiple voting shares and an unlimited number of subordinate voting shares. By certificate of amendment dated September 8, 1995, the Company redesignated the multiple voting shares as Class A multiple voting shares (the “Multiple Voting Shares”) and the subordinate voting shares as Class B subordinate voting shares (the “Subordinate Voting Shares”). The Company’s shares trade on the Toronto Stock Exchange and, as of April 25, 2010, the Company had a total market capitalization of approximately Cdn$ 3.4 billion.

The head office of the Company is located at 4204 Industriel Blvd., Laval, Québec, H7L 0E3.

Inter-company Relationships

The following chart illustrates the corporate organization of the Company and its principal subsidiaries, all of which are 100% owned.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Couche-Tard is the leader in the Canadian convenience store industry. It is the largest independent convenience store operator in North America (whether integrated or not with a petroleum company) in terms of number of company-operated stores. As at April 25, 2010, its network consisted of 5,878 convenience stores, 4,146 of which include motor fuel dispensing, located in 11 large geographic markets, including three in Canada covering all provinces and eight in the United States covering 43 American states and the District of Columbia.

The Company sells food and beverage items, motor fuel and other products and services targeted to meet its customers' demand for convenience and quality in a clean and welcoming environment. It believes that its business model has differentiated it from its competitors through its decentralized management structure, commitment to operational expertise, focus on in-store merchandise, particularly the higher growth and higher margin foodservice category, and continued investment in store modernization and technology.

History

Alain Bouchard, President and Chief Executive Officer of Alimentation Couche-Tard Inc., started the chain with just one store in 1980. In 1986, with a network of 34 stores, a predecessor of Couche-Tard completed an initial public offering and listed its shares on the Montréal Exchange. In 1994, the predecessor company was privatized by its majority shareholder, Actidev Inc., a publicly held company. Later that year, Actidev Inc. changed its corporate name to “Alimentation Couche-Tard Inc.”

After establishing a leading position in Québec, Couche-Tard expanded through internal growth and acquisitions in Ontario and Western Canada in 1997. In May 1997, Couche-Tard acquired 245 Provi-Soir stores in Québec and 50 Wink’s stores in Ontario and Western Canada from Provigo Inc. In April 1999, Couche-Tard acquired 980 stores in Ontario and Western Canada operating under the Mac’s, Mike’s Mart and Becker’s banners through the acquisition of Silcorp Limited, a publicly-held company. Beginning in 2001, Couche-Tard began making acquisitions in the United States namely in June 2001, whereby it acquired 172 stores operated under the Bigfoot banner located in Indiana, Illinois and Kentucky. In August 2002, Couche-Tard acquired 287 stores operated under the Dairy Mart banner located in these states as well as in Pennsylvania and Michigan. In December 2003, Couche-Tard acquired from ConocoPhillips Company 1,663 Circle K stores located in 16 states in addition to 627 stores under franchise or license agreements. During the last fiscal years, the Company closed numerous acquisitions allowing it to reinforce its presence in current markets and entering new ones.

Highlights of Last Three Fiscal Years

Fiscal 2010

In April 2010, the Company submits to Casey’s General Stores Inc (“Casey’s”) board of directors an offer to acquire all the outstanding common shares of Casey’s for $36.00 per share in cash. On June 2, 2010, we commenced our tender offer to acquire all of the outstanding shares of common stock (including preferred stock purchase rights) of Casey’s for $36.00 per share, payable in cash.

Also in April 2010, the Company purchased eight company-operated stores in central North Carolina, United-States from Accel Marketing LLC. The Company owns the buildings and land for all eight sites.

In February 2010, the Company acquired from BP West Coast Products LLC their terminal facilities located in Phoenix, Arizona in the United States. The terminal facilities include 16 storage tanks with a storage capacity of 220,000 barrels. The terminal is approved for 44,000 barrels per day and has access to petroleum products from refineries on the West Coast and in the Gulf Coast region of the United States.

In January 2010, through its joint venture with Shell Oil Products US (“Shell”), RDK Ventures LLC (“RDK”), the Company participated in the acquisition of 100 stores owned by Shell, 69 of which are company-operated and the remaining 31 stores are operated by third party operators. RDK leases the land and buildings related to 55 sites, it owns the buildings and leases the land for five sites and it owns both these assets for the other sites.

In May 2009, the Company purchased 43 company-operated stores in the Phoenix, Arizona region, United-States from ExxonMobil Corporation. The Company leases the land and buildings related to nine sites, it owns the building and leases the land for one site, while it owns both these assets for the other sites. Under the same transaction, ExxonMobil also transferred to the Company the “On the Run” trademark rights in the United States as well as 444 franchised stores operating under this trademark in the United States.

Since the beginning of the fiscal year, the Company also acquired 16 stores through 12 distinct transactions. The Company owns the land and buildings for eight sites while it leases both these assets for the other eight sites.

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

During the 2009 fiscal year, the Company also acquired two other stores through two distinct transactions.

Fiscal 2008

In December 2007, the Company concluded a sale and leaseback transaction with Cole Credit Property Trust II, Inc. relating to 83 properties in different states in the United States for a total amount of $131.4 million.

In June 2007, the Company acquired 28 company-operated stores and five land parcels from Sterling Stores LLC.

During the 2008 fiscal year, the Company also acquired 18 stores through 15 distinct transactions.

BUSINESS

Business Strengths

Leading Market Position. Couche-Tard has a network of 5,878 convenience stores which makes it the largest independent convenience store operator in North America in terms of number of company-operated stores. It believes its well-recognized banners, including Couche-Tard, Mac’s and Circle K have an established reputation for convenience and excellence in product selection and value that helps to differentiate its stores from those of its competitors. It believes that the geographic diversity of its network throughout the United States and Canada reduces its exposure to adverse local and/or regional market conditions, including fluctuations in motor fuel prices. With more than $16 billion in revenues in fiscal 2010 and 30 years of convenience store operations, the Company believes its size and experience have enabled it to develop operating efficiencies that provide it with a competitive advantage, particularly with respect to merchandising and purchasing.

Well-Located and Modernized Store Base. Couche-Tard has high-quality stores in strategic locations. It believes that focusing on developing networks of stores in the geographic areas in which it operates enables it to study those markets and refine its location strategy. The Company selectively chooses its store sites to maximize its store traffic and visibility and it effectively manages the closure of under-performing stores.

Differentiated Business Model. Couche-Tard believes that its business model has positively differentiated it from its competitors. The principal elements of this business model are as follows:

Decentralized Management Structure. Couche-Tard believes that its entrepreneurial culture is one of its most important business strengths. Couche-Tard manages its operations and workforce in a decentralized manner in order to expedite decision making, to address local demand for specific products and services, and to minimize corporate overhead costs. Each store is operated as a distinct business unit and store managers are responsible for meeting their financial and operational targets. The Company supports its store managers with a strong, experienced management team and capital resources, which it believes provide its managers with a significant competitive advantage compared to smaller operators. In addition, it has implemented a rigorous performance measurement and “benchmarking” process to ensure that best practices are deployed across its network and to allow it to provide timely and effective feedback to its managers at all levels.

Commitment to Operational Expertise. Couche-Tard has developed substantial operational expertise that enables it to efficiently match its product assortment with its customers’ preferences. It employs this expertise throughout its product delivery chain, from the selection of store locations to the development of store designs, the supply and distribution of products, merchandising and marketing, and ultimately to the sale of products to its customers. This delivery chain is supported by its experienced and well-trained store and management personnel who are focused on optimizing store performance and maximizing customers’ satisfaction. In addition, each stage of its operations is supported by the use of technology that enables it to perform an in-depth analysis of inventory purchases and sales. The Company uses this information to continue to refine its purchasing operations and to work with its suppliers to tailor its merchandising and customize its shelf space to increase sales volume. As a result, it believes that it is able to secure more favourable purchasing terms from suppliers.

Focus on In-store Merchandise and Service. Couche-Tard has been able to focus on growing and developing its in-store merchandise and service sales, which generate higher margins than motor fuel sales because, unlike many of its competitors, the Company is not owned by a major oil company. In particular, Couche-Tard has focused on growing its higher margin fresh food business to further improve profit margins and differentiate its stores from those of its competitors.

Experienced and Motivated Management Team with a Proven Track Record. Couche-Tard’s senior executive management team has worked together for many years and has developed extensive expertise in operating convenience stores. As of April 25, 2010, its senior executive management team, including its Chairman of the Board, collectively owned approximately 22% of Alimentation Couche-Tard Inc.’s stock and controlled approximately 57% of the voting rights of all issued and outstanding shares. Furthermore, its 12 operational vice-presidents have an average of approximately 20 years of industry experience. Many of its management personnel at all levels have progressed into management positions after working with the Company for many years at different levels, while others have joined the Company in connection with acquisitions and have brought it additional expertise. Since 1997, Couche-Tard has completed many acquisitions, and management’s ability to integrate stores with its existing network has been an important factor in its success. In addition, Couche-Tard’s management allowed it to transition from a local Québec company to a leading convenience store operator in Canada and the United States.

Store Network

In Canada, the stores are primarily operated under the Couche-Tard brand in the Province of Québec, under the Mac’s brand in Central and Western Canada and under the Circle K brand in the Atlantic Provinces. In the United States, the stores are primarily operated under the Circle K brand.

The following table sets out the number of stores in operation by geographic location and type of store as of April 25, 2010.

		Total	Total
		Number	Company-	Total	Percentage
		of	Operated	Affiliated	of Total
Region	Provinces/States	Stores	Stores	Stores	Stores

Eastern Canada	Québec, Prince Edward Island, New- Brunswick, Nova Scotia, Newfoundland and Labrador	975	677	298	16.58%

Central Canada	Ontario	770	571	199	13.10%

Western Canada	Alberta, British Columbia, Manitoba, Saskatchewan	287	287	-	4.88%

U.S. Midwest	Illinois, Indiana, Iowa, Kentucky, Michigan, Minnesota, Missouri, Ohio, Wisconsin	490	424	66	8.34%

U.S. Great Lakes	Connecticut, Delaware, District of Columbia, Indiana, Kentucky, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, Vermont, West Virginia	718	460	258	12.22%

U.S. West Coast	California, Hawaii, Oregon, Washington	483	163	320	8.22%

U.S. Arizona Region	Arizona, Nevada, Utah	645	628	17	10.97%

U.S. Southeast	Alabama, Georgia, North Carolina, South Carolina, Virginia	327	271	56	5.56%

U.S. Southwest	Colorado, Kansas, Missouri, New-Mexico, Oklahoma, Texas	423	223	200	7.20%

U.S. Florida	Florida	412	408	4	7.01%

U.S. Gulf Coast	Alabama, Arkansas, Florida, Louisiana, Mississippi, Tennessee	348	296	52	5.92%

Total		5,878	4,408	1,470	100%

Couche-Tard owns 1,311 land and 1,335 buildings and although it leases most of its sites, it believes that none of the lease agreements is individually material to it. Most of the lease agreements are net leases requiring Couche-Tard to pay taxes, insurance and maintenance costs. Generally, its real estate lease agreements in Canada are for primary terms of five to ten years and in the United States, they are for 10 to 20 years, in both cases, with options to renew. Under certain lease agreements, the Company is subject to additional rentals based on store revenues as well as escalations in the minimum future lease amount.

Couche-Tard’s stores, which are located in a variety of high-traffic areas, include freestanding buildings and stores located in strip shopping centres. Couche-Tard’s stores in Canada and in the U.S. are designed to appeal to customers in their local markets, rather than conforming to a single standard format. Stores’ simple and consistent exterior design makes them easily recognizable. The majority of the stores are open seven days a week, 24 hours a day, with peak customer traffic in the early morning and late afternoon. The size of the typical Couche-Tard store is between 2,500 and 4,500 square feet depending on the market in which they are located.

Couche-Tard conducts its convenience store business through two main types of business models, as set out below.

Company-Operated Stores. Couche-Tard has 4,408 company-operated stores in its network, 3,665 of which are employee-operated and 743 of which are dealer-operated. All of the company-operated stores in Québec and the United States are employee-operated. For employee-operated stores, Couche-Tard is responsible for store operations, owns the equipment, systems and inventory and employs salaried staff. For dealer-operated stores, Couche-Tard owns the equipment, inventory and systems and the independent store operator employs the staff, agrees to operate according to Couche-Tard’s standards and is paid a commission based primarily on store revenues to manage the store.

Affiliated Store Program. Couche-Tard’s affiliated store program includes franchise arrangements and license arrangements.

a)

Franchised Stores. Couche-Tard’s network has 12 franchised stores in Canada and 973 in the United States. Franchised stores are operated by independent store operators who have entered into a franchise agreement, which typically provides for an upfront franchise fee and/or royalties based primarily on sales to be paid to Couche-Tard. These stores operate under Couche-Tard’s banners. The franchisee typically owns or leases the real property from third parties and owns all other assets related to the business. The franchisee is responsible for managing the store, hiring and managing staff and maintaining inventory through supply agreements with authorized suppliers.

b)

Licensed Stores. Couche-Tard’s network is comprised of 485 stores operated under license agreements in Canada that are owned and operated by independent store operators. The licensee typically owns or leases the real property from third parties and owns all other assets related to the business. The licensee enters into a license agreement with Couche-Tard to use one of Couche-Tard’s proprietary banners and agrees to buy merchandise from certain suppliers in order to benefit from more profitable prices from vendors as negotiated by Couche-Tard. The revenues from licensed stores include license fees and/or a portion of the vendor rebates related to the licensee’s purchases that are paid to Couche-Tard.

Internationally, Couche-Tard, through namely the acquisition of Circle K, has license agreements for the operation and development of stores in Japan, Hong Kong, China, Vietnam, Indonesia, Guam, Macao and Mexico. The terms of these agreements vary, as do the royalty rates.

Merchandise Operations

Couche-Tard offers its customers more than 3,200 products that include traditional convenience store items such as tobacco products, beer/wine, frozen beverages, candy and snacks, coffee, dairy items as well as fresh food and foodservice. In addition, services such as automatic teller machines, lottery ticket sales, cell phones, prepaid phone cards and financial services are featured in many of its stores.

Based on merchandise purchases and sales information, Couche-Tard estimates category revenues as a percentage of total in-store merchandise sales for fiscal 2010 as follows:

Percentage of
Category	Total

Tobacco Products	42.23%
Beer/Wine/Liquor	14.52%
Grocery	10.88%
Beverages	12.86%
Food Service	9.88%
Candy/Snacks	9.63%
Total In-Store Merchandise Sales	100.00%

Distribution and Suppliers

Merchandise Distribution and Supply Arrangements. Couche-Tard has established national and regional distribution and supply networks for its in-store merchandise in Canada and the United States. In Eastern Canada, Couche-Tard operates its own distribution centre in Laval, Québec through which a large part of deliveries to Québec company-operated stores are channelled. Couche-Tard uses Core-Mark International Inc. as its exclusive supplier for the many of its in-store products for its Western and Central Canada stores and uses the services of TRA Atlantic for its company-operated stores located in the Atlantic Provinces.

In the United States, Couche-Tard uses Core-Mark as a warehouse supplier to distribute merchandise to the majority of its company-operated stores located west of the Mississippi and to provide management services to the Circle K distribution centre located in Arizona. Circle K uses McLane Company, Inc. to distribute merchandise to the majority of its company-operated stores located east of the Mississippi. Couche-Tard has also negotiated supply agreements with regional suppliers, to the extent required, to meet the needs of each market and to adapt its product mix to local consumer preferences.

Both in Canada and in the United States, the remainder of supplies are being delivered directly to the stores by the manufacturers or the distributors.

Fuel Operations

In fiscal 2010, Couche-Tard’s motor fuel sales in Canada represented about 48% of its Canadian revenues compared to approximately 69% of revenues for its U.S. stores. However, the motor fuel gross margin represented only about 24.0% of Couche-Tard’s overall gross profits. Motor fuel is sold at 3,208 sites, 73% of Couche-Tard’s company-operated stores.

Generally, Couche-Tard’s company-operated stores sell motor fuel under one of its brand or under an oil company’s brand by purchasing the motor fuel and reselling it at a profit. In addition, Couche-Tard earns a commission for supplying motor fuel on a consignment basis in some of its company-operated stores for which it does not own the dispensers or storage tanks. Couche-Tard also acts as agent in the sale of motor fuel to some of its franchise stores and receives a commission. At select locations in the United States, Couche-Tard sells motor fuel to independent store operators for cost plus a mark-up. Except for sales made on a commission basis for which only the commission is recorded as motor fuel revenues, Couche-Tard includes the full value of such sales in its motor fuel revenues including any imbedded taxes.

The Company purchases the motor fuel it sells from major oil companies and independent refiners, mainly under supply agreements. Motor fuel cost is based on the market price or stated rack price, as quoted at each terminal, adjusted per the terms of applicable supply agreements.

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

Employees and Training

As at April 25, 2010 more than 53,000 people are employed throughout Couche-Tard’s retail convenience network and service centers. Couche-Tard typically spends between 2% and 4% of total annual compensation costs in the network on the training of its employees.

Trade Names, Service Marks and Trademarks

Couche-Tard has registered or applied for registration of a variety of trade names, service marks and trademarks for use in its business, which Couche-Tard regards as having significant value and as being important factors in the marketing of the Company and its convenience stores. Couche-Tard operates its corporate stores mainly under the brands Couche-Tard, Mac’s and Circle K and the one operated pursuant to its affiliated programs namely under the banners 7-jours, On the Run, Dairy Mart, Daisy Mart and Winks. Couche-Tard sells its proprietary branded food items under its own trademarks such as Down Home Kitchen and TakeAwayCafé, as well as Sloche and Froster brands of iced beverages. Circle K store brands include Circle K, Thirst Buster, Polar Pop, and Freshest Coffee Going!. Service brands include Circlek.com and Tag lines include “What else do you need?”. Couche-Tard also sells motor fuel under its private labels, including Couche-Tard, Mac’s, Circle K. Couche-Tard’s policy is to register or otherwise protect these intangible assets in all jurisdictions in which Couche-Tard operates. Couche-Tard has exclusive rights to use its trademarks.

COMPETITION

The Couche-Tard network stores compete with a number of national, regional, local and independent retailers, including grocery chains and supermarkets, other convenience store chains, mini-convenience stores integrated to major oil companies and pharmacies. In terms of motor fuel sales, its stores compete with other grocery stores and gas stations. Each store’s ability to compete depends on its location, accessibility and customer service. Other retail format such as supermarkets and pharmacies offer a product mix including core convenience items and fill-in grocery. Over the years, the Company expanded its network by selecting choice locations while developing an expertise in its market niche, namely by investing in the modernization of its stores further supported by merchandising strategies tailored to its various markets. These strategies are driven by a diversified selection of proprietary brand products, loyalty programs for clients as well as special focus on customer service in order to secure a competitive advantage. Accordingly, it keeps a close eye on competitors, changes in market trends and its market share towards reacting in a timely manner and maintaining its competitive position. It believes the choice location of its stores make it more difficult for new competitors to penetrate its market.

ENVIRONMENTAL MATTERS

Couche-Tard’s operations are subject to a variety of environmental laws and regulations, including those relating to emissions in the air, discharges into water, releases of hazardous and toxic substances and remediation of contaminated sites. Under various federal, provincial, state and local laws and regulations, the Company may, as the owner or operator, be liable for the costs of removal or remediation of contamination at its current stores or its former stores, whether or not it knew of, or is responsible for, the presence of such contamination. In this respect, the Company proactively seeks means to limit the environmental impact of its activities and adopt sustainable processes. The Company regularly monitors fuel system and equipment integrity and takes reserves on its financial statements to cover potential environmental remediation and compliance costs, as it considers appropriate.

In each of the U.S. states in which Couche-Tard operates, with the exception of Michigan, Iowa, Florida, Arizona, Texas and Washington, there is a state fund to cover the cost of certain environmental remediation activities after applicable trust fund deductible is met, which varies by State. These state funds provide insurance for motor fuel facilities operations to cover some of the costs of cleaning up certain contamination to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and/or a motor fuel taxes in each of the states finance the trust funds. The Company pays annual registration fees and remits sales taxes to applicable states. Insurance coverage is different in the various states.

REGULATORY MATTERS

Couche-Tard’s operating activities require certain government permits and licences, in particular pertaining to the sale of alcoholic beverages, tobacco and lottery tickets. The Company believes that it holds all licences and permits required for the proper conduct of these activities in accordance with the law. Moreover, the Company sells certain products subject to price regulation, such as motor fuel, milk, beer and wine.

RISK FACTORS

The "Business Risks" section of the Company’s 2010 annual “Management’s Discussion and Analysis of Operating Results and Financial Position” on pages 18 to 20, is incorporated herein by reference.

DIVIDENDS

Since 1989, the Company had not declared any dividends but effective since the second quarter of fiscal 2006, the Board of Directors has implemented a quarterly dividend policy of Cdn2.5 cents per Multiple Voting Shares and per Subordinate Voting Shares. During fiscal 2007 and effective since the second quarter, the Company modified its quarterly dividend policy by raising it to Cdn3.0 cents per share, increasing it to Cdn3.5 cents per share in the second quarter of fiscal 2008, and then to Cdn4.0 cents per share in the third quarter of fiscal 2010.

CAPITAL STRUCTURE

The voting shares of the Company are its Multiple Voting Shares and its Subordinate Voting Shares. As at July 9, 2010, 53,706,712 Multiple Voting Shares and 131,711,661 Subordinate Voting Shares of the Company were issued and outstanding. Each Multiple Voting Share carries 10 votes and each Subordinate Voting Share carries one vote with respect to all matters coming before the Annual Shareholder Meeting.

Conversion Rights

Each Multiple Voting Share is convertible at any time at the holder's option into one fully paid and non-assessable Subordinate Voting Share. Upon the earliest to occur of: (i) the day upon which all of the Majority Holders (defined in the Articles of the Company as being Messrs. Alain Bouchard, Richard Fortin, Réal Plourde and Jacques D'Amours) will have reached the age of 65, or (ii) the day when the Majority Holders hold, directly or indirectly, collectively less than 50% of the voting rights attached to all outstanding voting shares of the Company, each Subordinate Voting Share shall be automatically converted into one fully paid and non-assessable Multiple Voting Share.

Take-Over Bid Protection

In the event that an offer, as defined in the Articles of the Company (an "Offer"), is made to holders of Multiple Voting Shares, each Subordinate Voting Share shall become convertible at the holder's option into one Multiple Voting Share, for the sole purpose of allowing the holder to accept the Offer. The term "Offer" is defined in the Articles of the Company as an offer in respect of the Multiple Voting Shares which, if addressed to holders resident in Québec, would constitute a take-over bid, a securities exchange bid or an issuer bid under the Securities Act (Québec) (as presently in force or as it may be subsequently amended or readopted), except that an Offer shall not include: (a) an offer which is made at the same time for the same price and on the same terms to all holders of Subordinate Voting Shares; and (b) an offer which, by reason of an exemption or exemptions obtained under the Securities Act (Québec), does not have to be made to all holders of Multiple Voting Shares; provided that, if the offer is made by a person other than a Majority Holder or by a Majority Holder to a person other than a Majority Holder, in reliance on the block purchase exemption set forth in section 123 of the Securities Act (Québec), the offer price does not exceed 115% of the lower of the average market price of the Multiple Voting Shares and the average market price of the Subordinate Voting Shares as established with the formula provided by the Regulation Respecting Securities (Québec). The conversion right attached to the Subordinate Voting Shares is subject to the condition that if, on the expiry date of an Offer, any of the Subordinate Voting Shares converted into Multiple Voting Shares are not taken up and paid for, such Subordinate Voting Shares shall be deemed never to have been so converted and to have always remained Subordinate Voting Shares. The Articles of the Company contain provisions concerning the conversion procedure to be followed in the event of an Offer.

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

Price Ranges and Volume Traded

Monthly Period	Symbol	High Price(1)	Low Price(1)	Traded Volume
May 2009		$14.ATD.24A	$13.02	17,279
June 2009		$14.ATD.23A	$12.63	19,246
July 2009		$17.ATD.48A	$13.35	22,708
August 2009		ATD.$20.A21	$17.00	24,066
September 2009		ATD.A$20.20	$17.45	20,488
October 2009		ATD.$19.A43	$17.54	38,609
November 2009		ATD.$22.A 15	$18.71	62,565
December 2009		ATD.$22.A 15	$20.02	15,019
January 2010		ATD.$21.A03	$19.46	40,344
February 2010		ATD.$20.A 66	$19.01	10,372
March 2010		ATD.$19.06A	$17.51	19,478
April 2010(2)	ATD.A	$20.56	$17.46	13,967

Monthly Period	Symbol	High Price(1)	Low Price(1)	Traded Volume
May 2009		$14.ATD.22B	$13.02	7,890,283
June 2009		$14.ATD.49B	$12.51	8,148,280
July 2009		$17.ATD.24B	$13.14	17,163,404
August 2009		ATD.$19.B58	$16.96	10,404,262
September 2009		ATD.B$20.32	$18.40	10,930,192
October 2009		ATD.$19.B25	$17.29	8,454,154
November 2009		ATD.$22.B 24	$18.87	9,859,163
December 2009		ATD.$22.B 13	$20.07	6,544,616
January 2010		ATD.$21.B25	$19.58	5,144,284
February 2010		ATD.$20.B 72	$19.16	4,610,611

Monthly Period	Symbol	High Price(1)	Low Price(1)	Traded Volume
March 2010		ATD.$20.25B	$17.93	12,413,369
April 2010(2)	ATD.B	$20.15	$17.25	8,897,685

(1)	All prices are in Cdn$ and on a per share basis.
(2)	From April 1st to April 23, 2010 inclusively.

DIRECTORS AND SENIOR OFFICERS

Directors

The following table lists the Company’s directors. All information is accurate as at June 30, 2010.

Name and municipality of	Principal occupation
residence
ALAIN BOUCHARD(1)	President and Chief Executive Officer of the Company
Lorraine, Québec

JACQUES D’AMOURS(1)	Vice-President, Administration of the Company(5)
Lorraine, Québec

ROGER DESROSIERS, FCA(3)	Corporate Director
Montréal, Québec
Chairman of the Audit Committee

JEAN ÉLIE(3)	Corporate Director
Montréal, Québec

RICHARD FORTIN(1)	Chairman of the Board of the Company
Longueuil, Québec

MELANIE KAU(2)	President, Mobilia Interiors Inc.
Montréal, Québec

ROGER LONGPRÉ(2)(3)	President, Mergerac Inc.
Brossard, Québec	(consulting firm in mergers and acquisitions)
Chairman of the Human Resources
and Corporate Governance
Committee

RÉAL PLOURDE(1)	Executive Vice-President of the Company
Montréal, Québec

JEAN-PIERRE SAURIOL(2)	President and Chief Executive Officer, Dessau inc.
Laval, Québec	(engineering-construction company)

JEAN TURMEL (4)	President, Perseus Capital Inc. (fund management company)
Montréal, Québec

(1)	Member of the Executive Committee.
(2)	Member of the Human Resources and Corporate Governance Committee.
(3)	Member of the Audit Committee.
(4)	Lead Director.
(5)	Mr. D’Amours is on a sabbatical leave since March 2005.

Each director remains in office until the following annual shareholders’ meeting or until the election or appointment of his successor, unless he resigns or his office becomes vacant as a result of his death, removal or any other cause.

To the knowledge of the Company and based on information provided to it by the nominees, none of these nominees is, as of July 13, 2010, or was, within ten years before that date, a director or executive officer of a company (including the Company) which, while the nominee held that position or in the year following the date on which the nominee ceased to hold that position, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, was subject to proceedings instituted by its creditors or instituted proceedings against its creditors, made an arrangement or compromise with its creditors or took steps to make an arrangement or compromise with its creditors, or had a receiver, receiver manager or trustee appointed to hold its assets, with the exception of Roger Desrosiers who was, until June 10, 2009, director and President of the Board of Directors of Aqua-Biokem BSL Inc. and ABK-Gaspésie Inc., following his appointment by Desjardins Capital de risque, their respective majority controlling shareholder, which has requested and obtained on June 16, 2009 the appointment of a receiver to hold their respective assets pursuant to section 47.1 of the Bankruptcy and Insolvency Act.

The Directors of the Company held the principal occupations set forth during the five preceding years. Moreover, their past experience is as follows:

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

Richard Fortin retired as a Couche-Tard employee in October 2008 after 25 years of loyal services. He held the office of Executive Vice-President and Chief Financial Officer. Upon his retirement, he accepted to act as Chairman of the Board of Directors of the Company. Before joining Couche-Tard in 1984, he had more than 13 years of experience at a number of major financial institutions, and was Vice-President of Québec for a Canadian bank wholly-owned by Société Générale (France). Mr. Fortin holds a bachelor's degree in Management with a major in Finance from Laval University in Québec City. Mr. Fortin is a director of Transcontinental Inc., a commercial printer and is chairman of the audit committee of the latter. He also is a member of the board of directors of Rona Inc. and sits on the audit committee and the human resources and compensation committee. In addition, he sits on the board of directors of the Insurance Life of National Bank of Canada.

Réal Plourde stepped down from his position as Chief Operating Officer of the Company on May 10, 2010. Since this date, he remains with Couche-Tard as Executive Vice-President and as a member of the Executive Committee of the Company. Mr. Plourde joined the Company in 1984 and has held various positions, ranging from Manager of Technical Services to Vice-President of Development, Sales and Operations of the Company. In 1988 and 1989, Mr. Plourde also acted as President of Pro Optic Inc., then a wholly-owned subsidiary of Couche-Tard and Québec's first optical lens manufacturer. Mr. Plourde began his career in various engineering projects in Canada and Africa. Mr. Plourde holds an Engineering Degree (Applied Sciences) from Laval University in Québec City and an MBA from the Ecole des Hautes Etudes Commerciales in Montréal. Mr. Plourde is a member of the Québec Engineers Association. He is also a director of Bouclair Inc., a home fashion retailer.

Jacques D'Amours. Since joining the Company in 1980, he has worked in a variety of roles, including Manager of Technical Services, Vice-President of Sales and Vice-President of Administration and Operations of the Company. He has been on a sabbatical leave since March 2005.

Roger Desrosiers has been a chartered accountant since 1963. In 1973, he founded an accounting firm that subsequently merged with Malette Maheu and then with Arthur Andersen in 1994. From 1994 to 2000, he was the Managing Partner, Eastern Canada of Arthur Andersen. From 1968 to 1973, he was assistant-treasurer, director of accounting and budget for Québec-Telephone (now TELUS Inc.). Prior to 1968, he practised accounting with Coopers & Lybrand. He is a member and a Fellow of the Québec Order of Chartered Accountants. Mr. Desrosiers is a member of the board of directors and President of the Audit Committee of Desjardins Assurances Générales, La Personnelle compagnie d’assurance inc., The Personal inc., Certas inc. and Fonds d’assurances du Barreau du Québec. He is also acting as President of the Departmental Audit Committe of Health Canada and is a member of the Departmental Audit Committee of the Ministry of Immigration et Communauté culturelle of the Government of Québec. Mr. Desrosiers provides training in corporate governance at l’École des administrateurs de société de l’Université Laval.

Jean A. Élie. From 1998 to 2002, Mr. Élie was managing director of a Canadian bank wholly-owned by Societe Generale (France). >From 1987 to 1997, Mr. Élie was a director and member of the Executive Committee and Chairman of the Finance and Audit Committee of Hydro-Québec, for which he also acted as Interim Chairman in 1996. From 1981 to 1995, he was a Vice-President and Manager, Corporate Services and Government Services of Burns Fry Limited (today BMO Nesbitt Burns Inc.), a Canadian investment banking and brokerage firm. He is a member of the board of directors of the Institute of internal auditors (Montréal) and of the Departmental Audit Committee of Industry Canada. Mr. Élie was also a director and member of the Executive Committee of the Investment Dealers Association of Canada. He recently left the board of directors and the audit committee of IamGold Corporation (formerly Cambior Inc.) in which he was a member from 2006 to 2009. Mr. Élie holds a B.C.L. (law) from McGill University and an MBA from the University of Western Ontario and is a member of the Québec Bar Association.

Melanie Kau started her career with Mobilia in 1987. After occupying several different positions, she assumed the role of President in 1995. In 2001 she was awarded the Entrepreneur of the Year by the Young Chamber of Commerce of Montréal. In 2002 she was recognized as Canada’s Top 40 under 40. Mrs. Kau holds a Bachelor’s of Arts from McGill, a Master of Journalism from Northwestern University, as well as an Executive Master’s of Business Administration from Concordia.

Roger Longpré is President and founder of Mergerac Inc., a consulting firm in the areas of mergers and acquisitions and corporate finance. From 1986 to 1994, Mr. Longpré was a partner of Raymond Chabot Grant Thornton where he began consulting in the areas of corporate finance and mergers and acquisitions and subsequently became responsible for all of the firm's financial consulting services. From 1980 to 1986, Mr. Longpré was Vice-President of Credit Suisse, Montréal Branch. Prior to 1980, Mr. Longpré was employed in the banking industry. Mr. Longpré has a bachelor's degree in business administration with a major in finance from the University of Québec in Montréal. He also holds an MBA degree, also with a major in finance from the University of Concordia in Montréal.

Jean-Pierre Sauriol is President and Chief Executive Officer of Dessau Inc., one of Canada's largest engineering-construction companies. He was Chairman of the Association of Consulting Engineers of Canada in 1993 and of the Association of Consulting Engineers of Québec in 1988 and 2000. Mr. Sauriol is a Fellow of the Canadian Academy of Engineering. He graduated from the École Polytechnique of Montréal in 1979 and completed Harvard Business School's Owner President Management Program in 1993.

Jean Turmel is the founder and president of Perseus Capital inc., a portfolio firm. Until December 2004, Mr. Turmel was President, Financial Markets, Treasury and Investment Bank of a Canadian chartered bank. Mr. Turmel was a director of a Canadian chartered bank and a director and chairman of National Bank Financial Inc. as well as a member of the board of directors of subsidiaries of such group. Prior to 1981, Mr. Turmel held various positions at McMillan Bloedel Inc., Dominion Securities Inc. and Merrill Lynch Royal Securities. Mr. Turmel holds a baccalaureate in commerce and an MBA both from Laval University in Québec City.

Senior Officers

The following table lists senior officers who are not directors of the Company. All information is accurate as of June 30, 2010.

Name and municipality of	Office held with the Company
residence
MICHEL BERNARD	Vice-President Operations, Eastern Canada
Laval, Québec

ALAIN BRISEBOIS	Senior Vice-President, Operations
Lorraine, Québec

JASON BROUSSARD	Vice-President Operations, U.S. Gulf Coast
Pensacola, Florida

ROBERT G. CAMPAU	Vice-President, U.S. Administration
Gilbert, Arizona

Name and municipality of	Office held with the Company
residence
DARRELL DAVIS	Vice-President Operations, U.S. Midwest
Columbus, Indiana

RICK HAMLIN	Vice-President, Worldwide Franchise
Phoenix, Arizona

BRIAN P. HANNASCH	Chief Operating Officer
Columbus, Indiana

GEOFFREY C. HAXEL	Vice-President Operations, Arizona
Scottsdale, Arizona

MATT MCCURE	Vice-President Operations, U.S. Southeast
Charlotte, North Carolina

RAYMOND PARE	Vice-President and Chief Financial Officer
Rosemère, Québec

PAUL RODRIGUEZ	Vice-President Operations, U.S. Great Lakes
Macedonia, Ohio

BUTCH SEBER	Vice-President, Real Estate Development, North America
Lithia, Florida

MIKE STRUBLE	Vice-President Operations, Florida
Tampa, Florida

TIM TOUREK	Vice-President Operations, U.S. West coast
Lake Ellsinore, California

KIM TROWBRIDGE	Vice-President Operations, Western and Central Canada
Calgary, Alberta

LOU VALDES	Vice-President Operations, U.S. Southwest
Keller, Texas

Michel Bernard has been Vice-President Operations, Eastern Canada since December 2005 and previously held the position of Vice-President Operations, U.S. Midwest since 2003. He has served in a variety of operations and marketing-related positions during his 30-year supermarket and convenience store career. Mr. Bernard joined Couche-Tard in 1987 and subsequently departed in 1994 to pursue other opportunities including Responsible of Convenience Retailing for Petro-Canada. He returned to Couche-Tard in 1999 as Senior Director of Marketing and Merchandising. Mr. Bernard holds a bachelor's degree in Management, with a major in Marketing, from the Université du Québec à Montréal.

Alain Brisebois was appointed Senior Vice-President, Operations in January 2010. Mr. Brisebois joined Couche-Tard in September 2008 as Vice-President, Purchasing and Supply Chain, thus bringing the Company over 25 years experience in the Canadian retail and food service industry. Mr. Brisebois has held various progressive and strategic positions with major retailers, most recently as Senior Vice-President, Québec Division, for Metro Inc. He holds extensive experience in purchasing, merchandising, operations, distribution, and food service areas. He graduated in 1980 with a BA in Business Administration from the École des Hautes Études Commerciales. Mr. Brisebois has served as board member on several industry associations and has been involved in many philanthropic events and fundraising campaigns for many years.

Jason Broussard was appointed Vice-President Operations, U.S. Gulf region in January 2008. Prior to assuming his current position, Mr. Jason Broussard held various positions within Circle K since 1990, ranging from District Manager to Director of Marketing and Fuel. In 1983, Mr. Broussard began his career in the convenience store industry for the Southland Corporation. Mr. Broussard has been the recipient of many regional and national awards throughout his career including District Manager of the Year. Mr. Broussard holds a solid experience of more than 25 years in Operations and Marketing.

Robert G. Campau has been Vice-President, Administration since May 2008 and was formerly Vice-President, Operations U.S. Southeast since December 2003. Mr. Campau began his nearly 35-year convenience industry career with the Southland Corporation in 1974. Since joining Circle K in 1979, Mr. Campau held a variety of positions including zone manager, division manager, director of operations, franchise support services, director of organizational development, and director of operations and representative of the Office of the President. Prior to December 2003, he served as Manager of Retail Support for ConocoPhillips. Mr. Campau earned his bachelor's degree in business administration from the University of Wisconsin at Madison.

Darrell Davis has been Vice-President Operations, U.S. Midwest since December 2005. He has served Couche-Tard as Director of Operations, and later as Director of Marketing within the U.S. Midwest division. Mr. Davis joined Couche-Tard in 2002 when it acquired Dairy Mart, where he held the position of Vice-President, Operations of such company. Mr. Davis began his career in the convenience store industry over 33 years ago. He holds a bachelor's degree in Management from the University of Louisville.

Rick Hamlin was named Vice-President, Worldwide Franchise in August 2009. Prior to his new appointment, he was Senior Director, Worldwide Franchise. Mr. Hamlin joined Couche-Tard in 2003 when the Company acquired Circle K. He held numerous operation and marketing positions within the Circle K organization over the course of his 13 years of tenure. His experience includes 15 years with the Southland Corporation, eight of which were spent in the franchise 7-Eleven group. Mr. Hamlin earned a Bachelor's Degree in Business Administration from the University of Arizona and an MBA from Arizona State University.

Brian P. Hannasch holds the Chief Operating Officer position since May 2010. Mr. Hannasch was previously Senior Vice-President, U.S. Operations since May 2008. From 2004 to 2008, he was Senior Vice-President, Western North America and Vice-President, Integration since 2003. In 2001, he was appointed Vice-President Operations, U.S. Midwest where he was responsible for all aspects of U.S. operations. From 2000 to 2001, Mr. Hannasch was Vice-President of Operations for Bigfoot Food Stores LLC, a 225 unit convenience store chain in the U.S. Midwest acquired by Couche-Tard. From 1989 to 2000, Mr. Hannasch was employed by BP Amoco in various positions of increasing responsibility. His last position with BP Amoco was Vice-President of Marketing for the U.S. Midwest Business Unit. Mr. Hannasch holds a B.A. in Finance from Iowa State University and an MBA in Marketing and Finance from the University of Chicago.

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

Raymond Paré holds the Vice-President and Chief Financial Officer position since September 2008. Prior to assuming his current position, Mr. Paré held the position of Vice-President, Finance and Treasurer of the Company from 2007 to 2008 and held the position of Senior Director, Finance, within the Company from 2003 to 2007. In 1992, Mr. Paré began his professional career at Ernst & Young as a Chartered Accountant and thereafter held several positions in financial and operational management, amongst other companies; at JAC Canada / USA Inc. and at Bombardier Inc., in the Aerospace Division. Mr. Paré graduated in 2007 with a MBA for management in Financing from the Université du Québec à Montréal, holds a B.A. in Accounting from such university since 1992 and he obtained his license as Chartered Accountant in 1994.

Paul Rodriguez was appointed Vice-President Operations, U.S. Great Lakes in December 2006 upon the creation of this new division. Mr. Rodriguez joined Couche-Tard in 2003 when the Company acquired Circle K. He served in a variety of operations and marketing positions since joining Circle K in 1988. Mr. Rodriguez has over 20 years of experience in the retail industry. He holds a bachelor’s degree in Business Administration from the Texas Tech University.

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

Mike Struble was appointed Vice-President Operations, Florida/Gulf Division in May 2007 and now holds the position of Vice-President Operations, Florida since January 2008. Previously he served as Director of Marketing & Fuel since December, 2003. Prior to the acquisition of Circle K by Couche-Tard, Mr. Struble served as a Director on the corporate marketing staff of Circle K for eight years. Mr. Struble has over 30 years of convenience retailing experience. He has served various regional U.S. companies in a variety of marketing and operations positions, including Director of Operations for Shore Stop and Jr. Food Stores, and Vice-President, Marketing for Strasberger Enterprises. He also served as Managing Partner of Struble Management Group for 6 years, providing turn around and interim management to companies at risk.

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

Kim J. Trowbridge has been Vice-President Operations, Western Canada since 1999 and was also appointed Vice-President Operations, Central Canada overseeing these two divisions since September 2009. Prior to 1999, Mr. Trowbridge was Vice-President Operations, Western division for Mac's Convenience Stores Inc. Mr. Trowbridge is a director and past director of the Alberta Food Processors Association and the founder and past director, president and a director of the Western Convenience Store Association. Mr. Trowbridge has been Chairman of the Board of the CCSA (Canadian Convenience Stores Association) since 2009. He is also a member of the board of advisory for the Whitefish Group of companies. Mr. Trowbridge has over 25 years of experience in the convenience store industry.

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

As at July 9, 2010, the executive officers and directors, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 37,700,168 Multiple Voting Shares and 3,777,638 Subordinate Voting Shares of the Company representing respectively 70.20% and 2.87% of the issued and outstanding shares of the Company.

LEGAL PROCEEDINGS

In the ordinary course of business, Couche-Tard is a defendant in a number of legal proceedings, suits, and claims common to companies engaged in retail businesses. The majority of these cases are brought by individual plaintiffs. Couche-Tard believes that it is not currently involved in any litigation, claims or proceedings in which an adverse outcome would have a significant adverse effect on its operating results and financial condition. On June 13, 2008, summons were served on Couche-Tard regarding accusations made against it by the Competition Bureau stating that acts under section 45(1)(c) of the Competition Act were committed, in four municipalities in the Province of Quebec, Canada. While Couche-Tard takes these accusations very seriously, it intends to defend itself vigorously. It should be noted that these accusations have not been proven.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1. Registrar’s offices are located in Montréal, Calgary and Vancouver.

MATERIAL CONTRACTS

Shareholders’ and voting Agreements

Following a review of the agreement amongst shareholders of the Company intervened in December 1987, binding namely Développements Orano Inc. (“Orano”) which majority shareholder is Mr. Alain Bouchard and Metro Inc (“Metro”) and in continuance with their former relationship, they concluded a revised shareholders’ agreement on March 8, 2005 with respect to their participation in the Company. Following a corporate reorganisation of Orano which occurred on October 14, 2008, the shares held by Orano, which shareholders were Messrs. Bouchard, D’Amours, Fortin and Plourde, in the Company are now held by Orano and holding companies controlled by Messrs. Jacques D’Amours, Richard Fortin and Réal Plourde (the “Holdings”). Following such reorganisation, Metro, Orano and the Holdings have entered into an amended shareholders agreement with respect to their participation in the Company. The rights and obligations of the parties under that amended shareholders' agreement have not altered the 2005 agreement which are principally as follows:

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

Following the corporate reorganisation of Orano, the latter and the Holdings as well as Messrs. Bouchard, D’Amours, Fortin and Plourde (the “Persons”) have signed a voting agreement whereby the Person and his Holding undertake to exercise their respective direct and indirect voting rights in the Company in favour of each other’s election, subject that such Person holds, directly or indirectly, a minimum of 1,500,000 shares of the Company. Should one of the Person fall under such minimum share holding, the agreement will cease to apply to such Person even if eventually the minimum holding is reached. However, the agreement will continue to apply to the other parties to the agreement.

INTERESTS OF EXPERT

The Company’s independent auditors are PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., Chartered Accountants, who have issued an independent auditors’ report dated July 13, 2010 in respect of the Company’s consolidated financial statements as at April 25, 2010 and April 26, 2009 and for each of the years ended April 25, 2010 and April 26, 2009 and the Company’s internal control over financial reporting as at April 25, 2010. PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. has advised that they are independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec and the rules of the US Securities and Exchange Commission.

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

The Audit Committee has the following responsibilities with respect to the reporting of financial information and the Chairman of the Audit Committee reports thereon to the Board of Directors:

1.

Review, together with management and the external auditors, the annual financial statements and the related notes, the external auditors’ report thereon and the accompanying press release and obtain explanations from management on any significant discrepancies with the corresponding periods before recommending their approval by the Board of Directors and publication.

2.	Review, together with management, the quarterly financial statements and accompanying press releases before recommending their approval by the Board of Directors and publication.

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

The Audit Committee has the following responsibilities with respect to risk management and external controls:

1.

Monitor the quality and integrity of the Company’s internal control and management information systems through discussions with management, the external auditors and the head of the finance corporate team of the Company, where applicable.

2.	Approve the internal audit plan put in place by the head of the finance corporate team of the Company.

3.

Oversee the reporting of information by management on internal control and ensure that head of the finance corporate team of the Company reports biannually to the Audit Committee the results of the work performed with respect to the internal control systems.

4.

Review on a regular basis internal audit reports describing the internal control procedures, the material issues raised in the course of the latest reviews of the internal controls and management information systems, or pursuant to an inquiry by government or professional authorities, as well as the recommendations made and measures adopted with respect thereto.

5.	Assist the Board of Directors in discharging its responsibility for ensuring that the Company complies with the applicable legal and regulatory requirements.

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

The Audit Committee has the following responsibilities with respect to the external auditors:

1.

Monitor the work of the external auditors and review the written annual declaration of the external auditors concerning all their connections with the Company and discuss the connections or services, which may have an impact on their objectivity or ability to function independently.

2.

Recommend to the Board of Directors the appointment and, if necessary, the non-renewal of the mandate (in both cases, subject to shareholders’ approval) of the external auditors and review their competence, performance and ability to function independently.

3.

Approve all audit services for the Company and determine which services other than audit services the auditors are not authorized to perform for the Company or its subsidiaries. To that effect, the Audit Committee may put in place policies and procedures for prior detailed approvals concerning such services.

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

7.

Ensure that the Company complies with regulatory requirements with respect to hiring partners, employees and former partners and employees of the present and former external auditors of the Company. To that effect, the Audit Committee must pre-approve any hiring of current or former partners and employees of the current or former external auditors.

8.	Ensure that the external auditors always report to the Audit Committee and the Board of Directors as representatives of the shareholders.

9.	The Audit Committee always has direct lines of communication with the external auditors and the responsible person of the internal auditing.

10.	The Audit Committee holds separate meetings with management and the external auditors at least once a year or more often as appropriate.

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

Internal Controls

Couche-Tard maintains a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. It undertakes ongoing evaluations of the effectiveness of internal controls over financial reporting and implements control enhancements, when appropriate. As at April 25, 2010, its management and its external auditors reported that these internal controls were effective.

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

Policy on the Approval of Non-audit Services

At its meeting held on March 16, 2004, the Audit Committee adopted a policy and procedures on the pre-approval of non-audit services by the Company’s external auditors. This policy prohibits the Company from engaging the external auditors to provide certain non-audit services to the Company and its subsidiaries, including book-keeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuarial services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services unrelated to the audit. The policy allows the Company to engage the external auditors to provide non-audit services, other than the prohibited services, only if the services have specifically been pre-approved by the Audit Committee.

Code of Ethics for Chief Executive Officer, Chief Financial Officer and Senior Financial Officers

At its meeting held on March 15, 2004, the Audit Committee approved a Code of ethics for the Chief Executive Officer, Chief Financial Officer and senior financial officers in accordance with the U.S. Sarbanes–Oxley Act of 2002 (“SOX”) and the applicable rules of the U.S. Securities and Exchange Commission.

Whistle-Blowing Policy

During fiscal 2005, the Audit Committee approved in accordance with the Canadian securities laws and with the U.S. Sarbanes–Oxley Act of 2002 and the applicable rules of the U.S. Securities and Exchange Commission a whistle-blowing policy with respect to complaints on accounting and auditing matters of the Company with the objective to:

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

Auditors Fees

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., chartered accountants, have served as the Company’s auditors since fiscal year 2009. For the fiscal years ended on April 25, 2010 and April 26, 2009, billed fees for audit, audit-related, tax and all other services provided to the Company by PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. were as follows:

	2010	2009
Audit Fees (1)	Cdn$600,000	Cdn$600,000
Audit-Related Fees (2)	Cdn$39,965	Cdn$18,500
Tax Fees(3)	Cdn$78,390	Cdn$270,120
All Other Fees	Nil	Nil
TOTAL	Cdn$718,355	Cdn$888,620

(1)

Audit services are professional services rendered for the audit of an issuer's annual financial statements and, if applicable, for the reviews of an issuer's financial statements included in the issuer's quarterly reports and services that are normally provided by the accountant in connection with an engagement to audit the financial statements of an issuer - for example:

	-	attendance at audit committee meetings at which matters related to the audits or reviews are discussed;
	-	consultations on specific audit or accounting matters that arise during or as a result of an audit or review;
	-	preparation of a management letter;
	-	time incurred in connection with the audit of the income tax accrual; and
	-	services in connection with the issuer's annual and quarterly reports, prospectuses and other filings with Canadian, U.S. or other securities commissions.

(2)	Audit-related services (the Canadian term) are assurance and related services traditionally performed by an independent auditor:
	-	employee benefit plan audits;
	-	assurance engagements that are not required by statute or regulation; and
	-	general advice on accounting standards.

(3)	This category includes services of tax planning and other tax advices with respect to the Company’s international corporate structure.

ADDITIONAL INFORMATION

Additional information is available on the Company’s Website at www.couche-tard.com/corporate and on SEDAR’s Website at www.sedar.com.

Other information, including officers’ and directors’ remuneration and loans granted to them, if any, principal shareholders of the Company, stock options and the interest of insiders in material transactions, if any, is contained in the management proxy circular dated July 13, 2010 which was prepared for the shareholders 2010 annual meeting.

Financial information is included in the audited consolidated financial statements and the notes thereto for the fiscal year ended April 25, 2010 as well as Management's Discussion and Analysis thereon.

* * * * *

FISCAL YEAR 2010

ALIMENTATION COUCHE-TARD INC.
MANAGEMENT DISCUSSION & ANALYSIS
52-week period ended April 25, 2010

Management’s Discussion and Analysis

The purpose of this Management’s Discussion and Analysis (MD&A) is, as required by regulators, to explain management’s point of view on Alimentation Couche-Tard Inc.’s (Couche-Tard) financial condition and results of operations as well as the performance for fiscal year ended April 25, 2010. More specifically, it aims to let the reader better understand our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader’s understanding of the consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By “we”, “our”, “us” and “the Company”, we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard’s 2010 Annual Report (2010 annual report), which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.couche-tard.com/corporatif.

Forward-Looking Statements

This MD&A includes certain statements that are “forward-looking statements” within the meaning of the securities laws of Canada and the United States. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words “believe”, “intend”, “expect”, “estimate” and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this MD&A describe our expectations as at July 13, 2010, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard’s or the industry’s outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, the reader is cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

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

Our Business

We are the leader in the Canadian convenience store industry. In North America, we are the largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of company-operated stores.

Our network is comprised of 5,878 convenience stores throughout North America, including 4,146 stores with motor fuel dispensing. We are present in 11 North American markets, including eight in the United States covering 43 states and the District of Columbia and three in Canada covering all ten provinces. More than 53,000 people are employed throughout our network and at the service offices.

Our mission is to offer our clients outstanding service by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients’ demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure, an ongoing comparison of best practices and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, as well as our continued investments in our stores.

Alimentation Couche-Tard Inc. / 2

The convenience store sector is fragmented and in a consolidation phase. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and the market shares we gain when competitors close sites and when we improve our offering. We also believe that it is still possible for industry participants with a good financial position such as ours to maintain sustained growth, especially in the current difficult economic and financing conditions. However, as for acquisitions, they have to be concluded at reasonable conditions in order to create value for our Company and its shareholders. Therefore, we do not favour store count growth to the detriment of profitability. As an example, during the last few years, it has often been more advantageous for the Company to repurchase back its own shares at a lower multiple than some networks that were offered to us.

Fiscal 2010 Overview

Net earnings amounted to $302.9 million for fiscal 2010, up 19.3% over fiscal 2009 chiefly due to growth of same-store merchandise sales and increased same-store motor fuel volume, acquired stores, sound management of our expenses, a decrease in financial expenses, a non recurring gain on the disposal of shares in Casey’s General Stores, Inc. (“Casey’s”), the reversal of certain provisions following our final analysis and a lower tax rate. The impact of these elements contributing to the increase in net earnings was partially offset by a 3.09 cent per gallon drop of the motor fuel margin in the US which represents a negative impact of approximately $75.0 million on fiscal 2010 net earnings, by the drop in our consolidated merchandise and service percent gross margin, and by the difficult economic conditions in some of our markets.

With respect to the gain on disposal of Casey’s shares, it amounted to $11.4 million, net of taxes, an impact of $0.06 per share on a diluted basis, while the above-mentioned reversal of provisions reached $3.6 million, net of taxes, or $0.02 per share on a diluted basis.

Joint venture
On January 6, 2010, we created along with Shell Oil Products US (“Shell”), a joint venture, RDK Ventures LLC (“RDK”), to operate convenience stores in the greater Chicago metropolitan area of the United States. Shell contributed $40.1 million in property and equipment to the joint venture, while we contributed $40.1 million in cash. Our interest in the joint venture stands at 50.01%. Company-operated stores are operated by our Midwest Division under the Circle K banner and Shell branded products are sold. Line items from RDK’s statement of earnings and balance sheet are reflected in our consolidated financial statements using the proportionate consolidation method.

Business acquisitions

During fiscal 2010, we made the following business acquisitions:

  On May 28, 2009, we purchased 43 company-operated stores in the Phoenix, Arizona region, United-States from ExxonMobil Corporation. We lease the land and buildings related to nine sites, own the building and lease the land for one site, while we own both these assets for the other sites. Under the same transaction, ExxonMobil also transferred to us the “On the Run” trademark rights in the United States as well as 444 franchised stores network operating under this trademark in the United States;

  On January 6, 2010, through RDK, we participated in the acquisition of 100 stores owned by Shell of which 69 stores are company-operated and 31 stores are operated by third party operators. As our interest in RDK is 50.01%, the transaction added 35 company-operated stores to our store count, of which we already operated 32 but did not own the goodwill. RDK leases the land and buildings related to 55 sites, it owns the buildings and leases the land for five sites and it owns both these assets for the other sites;

  On February 16, 2010, we acquired from BP West Coast Products LLC their terminal facilities located in Phoenix, Arizona in the United States. The terminal facilities include 16 storage tanks with a storage capacity of 220,000 barrels. The terminal is approved for 44,000 barrels per day and has access to petroleum products from refineries on the West Coast and in the Gulf Coast region of the United States. Strategically, this acquisition should add efficiencies in Couche-Tard’s fuel supply chain servicing its retail network in the region of Phoenix;

  On April 6, 2010, we acquired eight company-operated stores in central North Carolina, United States, from Accel marketing LLC. We own the buildings and land for all eight sites.

  During the fiscal year, we also acquired 16 stores through 12 distinct transactions. We own the land and buildings for eight sites while we lease both these assets for the other eight sites.

From September 24, 2009 to April 8, 2010, we purchased a total of 1,975,362 common shares of Casey’s. The weighted average purchase price of these shares was $31.36 per share, for a total consideration of $62.0 million, including transaction costs. On April 9, 2010, we publicly submitted a proposal to Casey’s Board of Directors to acquire all of the outstanding shares of common stock (including the associated preferred stock purchase rights) of Casey’s for $36.00 per share, payable in cash. On that same date, we sold 1,975,000 Casey’s shares, at a price of $38.43 per share, for a consideration of $75.9 million, net of transaction charges, thereby generating a gain of approximately $13.9 million (net of expenses). On June 2, 2010, we commenced our tender offer to acquire all of the outstanding shares of common stock (including the associated preferred stock purchase rights) of Casey’s for $36.00 per share, payable in cash.

Alimentation Couche-Tard Inc. / 3

Our offer to acquire Casey’s shares represents a 14.0% premium over Casey’s closing price of $31.59 per share on April 8, 2010, the last trading day prior to the public disclosure of our proposal, a 17.0% premium over Casey’s 90-calendar day average closing price as of April 8 2010, and a 24.0% premium over Casey’s one-year average closing price as of April 8, 2010. The offer also implies a last twelve months (as of January 31, 2010) EBITDA multiple of 7.4x and a price of $1.3 million per store, which compares favourably to corresponding metrics of publicly-traded companies and previous transactions in the convenience store industry. The transaction has a total enterprise value of approximately $1.9 billion on a fully diluted basis, including Casey’s net debt of approximately $29.0 million.

Interest swap agreement

During fiscal 2010, the interest rate swap agreement we held as at April 26, 2009 was terminated by the counterparty in exchange for the payment of an amount on their part corresponding to the value of the swap. Following the termination of the agreement, we discontinued hedge accounting. The fair value of the terminated swap that was recorded as part of the Subordinated unsecured debt is amortized using the effective rate method over the remaining portion of the initial term of the hedging relationship. Based on current interest rates, we expect that the termination of the swap will increase our financial expenses by approximately $3.0 million on an annual basis.

Phantom Stock Units

On May 1, 2009, in replacement of a large portion of the stock option plan program already in place for many years, we adopted a Phantom Stock Unit Plan (the ‘’Plan’’) for the benefit of our officers and key employees. The new Plan’s objective is to better align officers’ and key employees’ compensation with the Company’s performance against its peers. The Plan is antidilutive since it can only be settled in cash. Payment to beneficiaries of the Plan is namely conditional to the achievement by the Company of certain performance objectives compared to certain of its competitors. We do not believe that the new Plan will have a significant impact on our net earnings compared to the replaced portion of the stock option plan program.

Moreover, in order to reduce the risk associated with fluctuations of the fair value of our shares created by the implementation of the new Plan, we entered into a financial agreement with a bank which includes a derivative instrument.

For more details on the new Plan and the financial agreement, please refer to Note 21 of the consolidated financial statements included in the 2010 annual report.

Share repurchase programs

1) Program effective August 8, 2008, which expired August 7, 2009

During fiscal 2010, under this program, we repurchased 3,700 Class A multiple voting shares at an average cost of Cdn$14.49 and 4,296,000 Class B subordinate voting shares at an average cost of Cdn$14.63. On a cumulative basis since the implementation of this program, we have repurchased a total of 19,000 Class A multiple voting shares at an average cost of Cdn$13.43 and 11,779,400 Class B subordinate voting shares at an average cost of Cdn$13.61.

2) Program effective August 10, 2009, expiring at the latest on August 9, 2010

On August 10, 2009, we implemented a new share repurchase program, to replace the previous program, which allows us to repurchase up to 2,685,370 Class A multiple voting shares (representing 5.0% of the 53,707,412 Class A multiple voting shares issued and outstanding as at July 24, 2009) and up to 12,857,284 Class B subordinate voting shares (representing 10.0% of the 128,572,846 Class B subordinate voting shares of the public float, as defined by applicable rules, as at July 24, 2009). When making such repurchases, the number of issued and outstanding Class A multiple voting shares and Class B subordinate voting shares is reduced and the proportionate interest of the shareholders in the share capital of the Company is increased on a pro rata basis.

We have not repurchased shares since the implementation of this new program. Security holders may obtain a copy of the notice filed with the Toronto Stock Exchange, without charge, by contacting the Corporate Secretary of Couche-Tard at 4204 Industrial Boulevard, Laval, Québec, H7L 0E3.

Alimentation Couche-Tard Inc. / 4

Dividends

During its March 9, 2010 meeting, considering Couche-Tard’s good results and strong balance sheet, the Company’s Board of Directors (the “Board”) decided it was appropriate to amend the quarterly dividend by increasing it by Cdn$0.005 per share, which thereby corresponds to Cdn$0.04 per share.

Therefore, during fiscal 2010, the Board approved and declared average dividends of Cdn$0.036 per share. Additionally, on July 13, 2010, the Board declared, for the fourth quarter of fiscal 2010, a quarterly dividend of Cdn$0.04 per share to shareholders on record as at July 22, 2010, and approved its payment for July 30, 2010. These are eligible dividends within the meaning of the Income Tax Act of Canada.

Outstanding shares and stock options

As at July 9, 2010, Couche-Tard had 53,706,712 Class A multiple voting shares and 131,711,661 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 6,927,650 outstanding stock options for the purchase of Class B subordinate voting shares.

Exchange rate data

The Company’s US dollar reporting provides more relevant information given the predominance of its operations in the United States and its debt largely dominated in US dollars.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended		52-week periods ended
	April 25, 2010	April 26, 2009	April 25, 2010	April 26, 2009	April 27, 2008
Average for period (a)	0.9718	0.8020	0.9296	0.8760	0.9773
Period end	1.0009	0.8267	1.0009	0.8267	0.9840

_______________
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

Accounting changes

Goodwill and Intangible Assets. On April 27, 2009, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this new Section resulted in the reclassification to Intangibles of certain software previously presented in Property and Equipment.

Accounting Changes. On October 12, 2009, the Company adopted amendments to CICA Section 1506 “Accounting Changes”, which exclude from the scope of this Section, changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The adoption of this new Section had no impact on the Company’s consolidated financial statements.

Financial Instruments – Disclosures. On October 12, 2009, the Company adopted amendments to CICA Section 3862 “Financial Instruments - Disclosures” which enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair value measurement of financial instruments. The result of the implementation of this new standard is included in Note 24 of the consolidated financial statements included in the 2010 annual report and had no impact on the Company’s consolidated financial statements.

Alimentation Couche-Tard Inc. / 5

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

Motor Fuel Revenues. We include in our revenues the total dollar amount of motor fuel sales, including any imbedded taxes, if we take ownership of the motor fuel inventory. In the United States, in some instances, we purchase motor fuel and sell it to certain independent store operators at cost plus a mark-up. We record the full value of these revenues (cost plus mark-up) as motor fuel revenues. Where we act as a selling agent for a petroleum distributor, only the commission we earn is recorded as revenue.

Gross Profit. Gross profit consists mainly of revenues less the cost of merchandise and motor fuel sold. Cost of sales is mainly comprised of he specific cost of merchandise and motor fuel sold, including applicable freight less vendor rebates. For in-store merchandise, the cost of inventory is generally determined using the retail method (retail price less a normal margin), and for motor fuel, it is determined using the average cost method. The gross motor fuel margin for stores generating commissions corresponds to the sales commission.

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

Summary of changes in our stores during the fourth quarter and fiscal year ended April 25, 2010

The following table presents certain information regarding changes in our stores over the 12-week and 52-week periods ended April 25, 2010:

	12-week period ended			52-week period ended
	April 25, 2010			April 25, 2010
	Company-operated stores	Affiliated stores	Total	Company-operated stores	Affiliated stores	Total
Number of stores, beginning of period	4,396	1,487	5,883	4,395	1,048	5,443
Acquisitions (1)	15	-	15	70	444	514
Openings / constructions / additions	14	12	26	29	73	102
Closures / withdrawals	(17)	(29)	(46)	(84)	(97)	(181)
Conversions to affiliated stores	-	-	-	(2)	2	-
Number of stores, end of period	4,408	1,470	5,878	4,408	1,470	5,878

(1)

Includes our share of the company-operated stores operated by the joint venture created with Shell (50% of the 69 company-operated stores) on January 6, 2010, net of the 32 stores which were already part of our network and which are now operated by the joint venture.

Alimentation Couche-Tard Inc. / 6

Summary analysis of consolidated results for the fourth quarter of fiscal 2010

The following table highlights certain information regarding our operations for the 12-week periods ended April 25, 2010 and April 26, 2009:

(In millions of US dollars, unless otherwise stated, unaudited)
	12-week period ended		12-week period ended		Change
	April 25, 2010		April 26, 2009%
Revenues	4,003.5		2,994.0		33.7
Operating income	101.1		62.4		62.0
Net earnings	68.8		38.0		81.1
Selected Operating Data:

Merchandise and service gross margin (1) :
Consolidated	33.0%		33.6%		(0.6)
United States	33.0%		33.6%		(0.6)
Canada	32.9%		33.8%		(0.9)
Growth of same-store merchandise revenues (2) (3) :
United States	3.2%		3.3%
Canada	6.9%		2.8%
(Decrease) growth of same-store motor fuel volume (3) :
United States	(0.7%	)	(4.1%	)
Canada	4.2%		2.2%
Motor fuel gross margin (3) :
United States (cents per gallon)	14.21		11.38		24.9
Canada (Cdn cents per litre)	4.85		5.62		(13.7)
(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For company-operated stores only.

Revenues
Revenues amounted to $4.0 billion in the fourth quarter of fiscal 2010, up $1.0 billion, an increase of 33.7% compared to the fourth quarter of fiscal 2009. The increase is mainly the result of a $623.0 million rise in motor fuel revenues resulting from a higher average retail price, the $129.0 million positive impact from a stronger Canadian dollar, a $61.0 million increase generated by acquisitions as well as the growth of same-store merchandise revenues in the United States and Canada and same-store motor fuel volume in Canada.

Regarding internal growth, as measured by same-store merchandise revenues, it rose by 3.2% in the United States, partly due to the increase in tobacco products retail prices following the increases in taxes on these products. As for the Canadian market, the increase in same-store merchandise revenues was 6.9%. This performance is quite satisfactory considering the difficult economic context. As for the same-store motor fuel volume, it dropped slightly by 0.7% in the United States and increased by 4.2% in Canada.

Gross profit
During the fourth quarter of fiscal 2010, the consolidated merchandise and service gross margin stood at 33.0%, a decrease of 0.6%. In the United States, gross margin was 33.0%, a decreased compared with 33.6% in fiscal 2009. During the fourth quarter of fiscal 2009, our business units in the United States raised tobacco products prices before the tax increase on these products which increased the gross margin. In Canada, the margin fell to 32.9%, a decrease of 0.9% due to a less profitable product mix from a higher proportion of cigarette sales over total sales, which put downward pressure on the percent margin while remaining positive in absolute dollars given the increase in terms of units sold. In both the United States and Canada, revenues and gross margin reflect our merchandising strategy in tune with market competitiveness and economic conditions within each market as well as improved supply terms.

During the fourth quarter of fiscal 2010, the motor fuel gross margin for our company-operated stores in the United States rose 2.83¢ per gallon, from 11.38¢ per gallon in the fourth quarter of fiscal 2009 to 14.21¢ per gallon this quarter. In Canada, the margin fell, reaching Cdn4.85¢ per litre compared with Cdn5.62¢ per litre for the fourth quarter in fiscal 2009.

Operating, selling, administrative and general expenses
For the fourth quarter of fiscal 2010, operating, selling, administrative and general expenses increased by 6.3% compared with the corresponding period the previous fiscal year. These expenses increased by 5.5% because of the appreciation of the Canadian dollar while they increased by 2.4% and 1.9%, respectively due to the increase in electronic payment modes expenses and acquisitions, and decreased by 3.6% due to the non recurring gain on disposal of Casey’s shares and by 0.9% due to the reversal of provisions following our final analysis. Excluding these items, expenses increased only by 1.0%. Moreover, excluding expenses related to electronic payment modes for both comparable periods as well as the non recurring gain related to Casey’s and the reversal of certain provisions posted in the fourth quarter of 2010, expenses in proportion to merchandise and services sales represented 30.5% of sales during the fourth quarter of 2010, compared to 31.4% for the same period last fiscal year.

Alimentation Couche-Tard Inc. / 7

Income taxes
The income tax rate for the fourth quarter of fiscal 2010 is 26.6% compared to a rate of 31.7% for the same quarter of fiscal 2009. The decrease in the rate chiefly reflects the impact of the corporate reorganization put in place during last fiscal year.

Net earnings
We closed the fourth quarter of 2010 with net earnings of $68.8 million or $0.37 per share (same on a diluted basis), compared with $38.0 million for the corresponding period of fiscal 2009, or $0.20 per share (same on a diluted basis), an increase of $30.8 million, or 81.1%. The increase mainly reflects a 2.83¢ per gallon increase in the motor fuel gross margin in the United States, higher same-store merchandise sales in Canada and the United States, the contribution of stores acquired, our sound management of operating expenses, the non recurring gain on disposal of Casey’s shares, the reversal of certain provisions following our final analysis, as well as a lower income tax rate. These items contributing positively to net earnings were partially offset by a decrease in the consolidated merchandise and service percentage gross margin due to a change in product mix from cigarette sales and an increase in expenses related to electronic payment modes resulting from higher average motor fuel retail prices. The stronger Canadian dollar had a favourable impact on net earnings of $1.9 million.

The gain on disposal of Casey’s shares and the reversal of certain provisions represent an increase of $0.06 and $0.02 net earnings per share on a diluted basis, respectively. Excluding these elements, net earnings would have been $53.8 million or $0.29 per share on a diluted basis, which represents an increase of $15.8 million or 41.6%.

Alimentation Couche-Tard Inc. / 8

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 52-week periods ended April 25, 2010, April 26, 2009 and April 27, 2008:

(In millions of US dollars, unless otherwise stated)
	52-week periods ended
	April 25, 2010	April 26, 2009		April 27, 2008
Statement of Operations Data:
Merchandise and service revenues (1) :
United States	3,986.0	3,742.6		3,476.3
Canada	1,895.5	1,673.8		1,724.4
Total merchandise and service revenues	5,881.5	5,416.4		5,200.7
Motor fuel revenues:
United States	8,819.8	8,865.2		8,891.6
Canada	1,738.3	1,499.5		1,277.7
Total motor fuel revenues	10,558.1	10,364.7		10,169.3
Total revenues	16,439.6	15,781.1		15,370.0
Merchandise and service gross profit (1) :
United States	1,308.1	1,226.2		1,146.5
Canada	638.3	574.9		601.1
Total merchandise and service gross profit	1,946.4	1,801.1		1,747.6
Motor fuel gross profit:
United States	488.7	545.6		393.9
Canada	118.2	89.9		82.0
Total motor fuel gross profit	606.9	635.5		475.9
Total gross profit	2,553.3	2,436.6		2,223.5
Operating, selling, administrative and general expenses	1,906.7	1,848.8		1,738.9
Depreciation and amortization of property and equipment and other assets	204.5	183.0		172.5
Operating income	442.1	404.8		312.1
Net earnings	302.9	253.9		189.3
Other Operating Data:
Merchandise and service gross margin (1) :
Consolidated	33.1%	33.3%		33.6%
United States	32.8%	32.8%		33.0%
Canada	33.7%	34.3%		34.9%
Growth of same-store merchandise revenues (2) (3) :
United States	2.9%	0.6%		2.5%
Canada	4.8%	2.2%		4.0%
Motor fuel gross margin (3) :
United States (cents per gallon)	14.46	17.55		13.58
Canada (Cdn cents per litre)	5.31	4.97		5.08
Volume of motor fuel sold (4) :
United States (millions of gallons)	3,484.8	3,214.9		3,019.9
Canada (millions of litres)	2,395.5	2,059.0		1,655.0
Growth (decrease) of same-store motor fuel volume (3) :
United States	1.0%	(6.4%	)	(0.2%	)
Canada	3.0%	3.7%		6.3%
Per Share Data:
Basic net earnings per share (dollars per share)	1.64	1.31		0.94
Diluted net earnings per share (dollars per share)	1.60	1.29		0.92
Balance Sheet Data:
Total assets	3,696.7	3,255.9		3,320.6
Interest-bearing debt	741.2	749.2		842.2
Shareholders’ equity	1,614.3	1,326.0		1,253.7
Ratios
Net interest-bearing debt/total capitalization (5)	0.24:1	0.30:1		0.33:1
Net interest-bearing debt/EBITDA (6)	0.80:1	0.98:1		1.29:1
(1)	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
(2)	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
(3)	For company-operated stores only.
(4)	Includes volume of franchisees and dealers.
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

Alimentation Couche-Tard Inc. / 9

Analysis of consolidated results for the fiscal year ended April 25, 2010

Revenues

Our revenues amounted to $16.4 billion in fiscal 2010, up $658.5 million, an increase of 4.2%, chiefly attributable to a $796.0 million increase in sales due to acquisitions, the $194.0 million positive impact of the stronger Canadian dollar and the growth of merchandise revenues and motor fuel volume in both the United States and Canada. The factors contributing to the increase were partially offset by a decrease of $763.0 million in motor fuel sales due to lower average retail prices.

More specifically, the growth of merchandise and service revenues for fiscal 2010 was $465.1 million or 8.6%, of which $206.0 million was generated by acquisitions and $102.0 million by a stronger Canadian dollar. Internal growth, as measured by the growth in same-store merchandise revenues, was 2.9% in the United States partly due to the higher retail price of tobacco products as a result of higher taxes on these products, while it stood at 4.8% in Canada. These performances were satisfactory considering the difficult economic context and reflect our business units’ ability to put forward a product mix allowing them to maintain revenues despite such economic conditions.

Motor fuel revenues increased by $193.4 million or 1.9% in fiscal 2010, of which $589.0 million or 220.8 million gallons stem from acquisitions, which further adds to the $92.0 million increase in revenues from the appreciation of the Canadian dollar against its US counterpart. Same-store motor fuel volume grew by 1.0% in the United States and 3.0% in Canada. Revenues dropped by $763.0 million due to a lower average retail price at the pump, as shown in the following table:

Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 25, 2010
United States (US dollars per gallon)	2.41	2.48	2.59	2.71	2.55
Canada (Cdn cents per litre)	88.80	89.24	90.00	92.36	90.07
52-week period ended April 26, 2009
United States (US dollars per gallon)	3.91	3.67	2.00	1.95	2.78
Canada (Cdn cents per litre)	122.66	114.37	78.05	78.67	95.63

Gross profit

The consolidated merchandise and service gross margin was 33.1% in fiscal 2010. In the United States, the gross margin was 32.8%, the same as fiscal 2009. In Canada, the margin fell 0.6% to 33.7% due to a larger portion of cigarette sales in the product mix, which put downward pressure on the percent margin while remaining positive in absolute dollars given the increase in terms of units sold. Additionally, the margin for fiscal 2010 in Canada compares to that of fiscal 2009 which benefited from non recurring adjustments related to obligations towards dealers in the Western Canada division as well as from retroactive adjustments to certain suppliers rebates. Finally, in both the United States and Canada, revenues and gross margin reflect Couche-Tard’s merchandising strategy in tune with market competitiveness and economic conditions within each market as well as improved supply terms.

The motor fuel gross margin for our company-operated stores in the United States dropped by 3.09¢ per gallon, from 17.55¢ per gallon last year to 14.46¢ per gallon this year, a 17.6% decrease. In Canada, the gross margin rose to Cdn5.31¢ per litre compared with Cdn4.97¢ per litre in fiscal 2009. Contrary to the average motor fuel margin in fiscal 2009 which was unusually high in the United States, the margin for fiscal 2010 is closer to expectations based on historical margins. The motor fuel gross margin of our company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters, starting with the first quarter of fiscal year ending April 26, 2009, were as follows:

(US cents per gallon)
Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 25, 2010
Before deduction of expenses related to electronic payment modes	15.43	15.78	12.88	14.21	14.46
Expenses related to electronic payment modes	3.56	3.79	3.85	4.14	3.83
After deduction of expenses related to electronic payment modes	11.87	11.99	9.03	10.07	10.63
52-week period ended April 26, 2009
Before deduction of expenses related to electronic payment modes	15.55	24.88	18.21	11.38	17.55
Expenses related to electronic payment modes	5.07	4.94	3.15	3.10	3.96
After deduction of expenses related to electronic payment modes	10.48	19.94	15.06	8.28	13.59
(US cents per gallon)

Alimentation Couche-Tard Inc. / 10

Operating, selling, administrative and general expenses

For fiscal 2010, operating, selling, administrative and general expenses increased by 3.1% compared with fiscal 2009. These expenses increased by 4.8% and 1.6%, respectively because of acquisitions and the appreciation of the Canadian dollar, while they decreased by 0.8% due to the non recurring gain on disposal of Casey’s shares and by 0.2% due to the reversal of provisions following our final analysis. Excluding these items, expenses decreased by 2.1%. Moreover, excluding expenses related to electronic payment modes for both comparable periods as well as the non recurring gain related to Casey’s and the reversal of certain provisions posted in fiscal 2010, expenses in proportion to merchandise and services sales represented 29.8% of sales during fiscal 2010, compared to 31.1% in fiscal 2009.

This excellent performance reflects our prudent management of controllable expenses as well as sustainable cost reduction measures we have put in place. This performance is quite satisfactory, especially considering that expenses, in proportion of merchandise and service revenues, have decreased for a fifth consecutive quarter, without affecting the service we offer our clients.

Earnings before interests, taxes, depreciation and amortization [EBITDA]

EBITDA was $646.6 million, up 10.0% compared with fiscal 2009. Acquisitions account for $28.1 million of this amount.

It should be noted that EBITDA is not a performance measure defined by Canadian GAAP, but we, as well as investors and analysts, use this measure to evaluate the Company’s financial and operating performance. Note that our definition of this measure may differ from the one used by other public companies:

(in millions of US dollars)	52-week periods ended
	April 25, 2010	April 26, 2009
Net earnings, as reported	302.9	253.9
Add:
Income taxes	109.3	114.7
Financial expenses	29.9	36.2
Depreciation and amortization of property and equipment and other assets	204.5	183.0
EBITDA	646.6	587.8

Depreciation and amortization of property and equipment and other assets

For fiscal year 2010, the depreciation expense increased due to the investments made through acquisitions, replacement of equipment and the ongoing improvement of our network.

Financial expenses

Financial expenses were down $6.3 million compared with fiscal 2009. This decrease is chiefly the result of the reduction in our average interest rates.

Income taxes

The income tax rate for fiscal year 2010 is 26.5% compared to 31.1% for fiscal 2009. The rate decrease reflects the corporate reorganization put in place during last fiscal year as well as rate adjustments from the comparison of estimated income tax expense to the actual income tax expense following preparation of income tax returns for fiscal 2009.

Net earnings

We closed fiscal 2010 with net earnings of $302.9 million, which equals $1.64 per share or $1.60 per share on a diluted basis compared with $253.9 million last year ($1.29 per share on a diluted basis), an increase of $49.0 million or 19.3%, despite the impact of the 3.09¢ per gallon decrease in the motor fuel gross margin in the United States which corresponds to a drop of approximately $75.0 million ($0.40 per share on a diluted basis) in net earnings. With respect to the gain of disposal of Casey’s shares and the reversal of non recurring provisions, they respectively account for an increase of net earnings of $0.06 and $0.02 per share on a diluted basis. Excluding these items, net earnings would have been $287.9 million or $1.52 per share on a diluted basis, which corresponds to an increase of $34.0 million or 13.4%. As for the stronger Canadian dollar, it had a favourable impact on net earnings of $1.5 million.

Alimentation Couche-Tard Inc. / 11

Financial Position as at April 25, 2010

As shown by our indebtedness ratios included in the “Selected Consolidated Financial Information” section and our net cash from operating activities, our financial position is excellent.

Our total consolidated assets stood at $3.7 billion as at April 25, 2010, up $440.8 million compared with April 26, 2009. This increase is chiefly the result of five factors:

1.	The increase in property and equipment mainly resulting from the acquisition of stores;

2.	The increase of in-store merchandise inventory due to a greater number of stores;

3.	The increase in motor fuel inventory due to a higher product cost as compared to that at the end of fiscal 2009 and a greater number of stores selling motor fuel;

4.

The increase in credit and debit cards receivables driven by higher motor fuel retail price as compared to that at the end of fiscal 2009 as well as the increase in supplier rebates receivable following the increase in merchandise inventories; and

5.	An overall increase in Canadian and corporate operations assets once translated in US dollars due to a stronger Canadian dollar as at the balance sheet date.

Shareholders’ equity was $1.6 billion as at April 25, 2010, up $288.3 million resulting mainly from net earnings of $302.9 million and the $62.4 increase in accumulated other comprehensive income largely due to exchange rate fluctuations, partially offset by the repurchase and cancellation of shares totalling $56.4 million and $25.1 million in dividends paid. The net interest-bearing debt to total capitalization ratio stood at 0.24:1 versus 0.30:1 as at April 26, 2009.

Liquidity and Capital Resources

Our principal sources of liquidity are net cash provided by operating activities and our credit facilities. Our principal uses of cash are to finance our acquisitions and capital expenditures, pay dividends, meet debt service requirements and provide for working capital. We expect that cash available from operations together with borrowings available under our revolving unsecured credit facilities as well as potential sale and leaseback transactions will be adequate to meet our liquidity needs in the foreseeable future, barring potential large acquisitions that may require additional sources of financing.

We have three credit agreements consisting of revolving unsecured credit facilities, each having a maximum amount of $650.0 million, $310.0 million and $40.0 million. The credit facilities will mature September 22, 2012 and are available in the following forms:

  term revolving unsecured operating credits, available i) in Canadian dollars, ii) in US dollars, iii) in the form of Canadian dollars bankers’ acceptances, with stamping fees and iv) in the form of standby letters of credit not exceeding $50.0 million or the equivalent in Canadian dollars, with applicable fees. Depending on the form and the currency of the loan, the amounts borrowed bear interest at variable rates based on the Canadian prime rate, the banker’s acceptance rate, the US base rate or the LIBOR rate plus a variable margin; and

  unsecured lines of credit in the maximum amount of $50.0 million, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and the currency of the loan, on the Canadian prime rate, the US prime rate or the US base rate plus a variable margin.

Under these credit agreements, we must maintain certain financial ratios and comply with certain restrictive covenants.

As at April 25, 2010, approximately $622.0 million were available under the terms of the credit agreements and we were in compliance with the restrictive covenants and ratios imposed by the credit agreements at that date.

Alimentation Couche-Tard Inc. / 12

Selected Consolidated Cash Flow Information

(in millions of US dollars)	52-week period ended	52-week period ended	Change
	April 25, 2010	April 26, 2009
Operating activities	$	$	$
Cash flows (1)	504.0	450.1	53.9
Other	(13.2)	52.7	(65.9)
Net cash provided by operating activities	490.8	502.8	(12.0)
Investing activities
Purchase of property and equipment and other assets, net of proceeds from the disposal of property and equipment	(202.4)	(235.6)	33.2
Business acquisitions	(156.1)	(80.8)	(75.3)
Disposal of an investment in publicly-traded securities	75.9	-	75.9
Investment in publicly-traded securities	(62.0)	-	(62.0)
Proceeds from sale and leaseback transactions	11.1	19.8	(8.7)
Net cash used in investing activities	(333.5)	(296.6)	(36.9)
Financing activities
Share repurchase	(56.4)	(99.5)	43.1
Net decrease in long-term debt	(46.7)	(116.5)	69.8
Cash dividends paid	(25.1)	(24.1)	(1.0)
Interest rate swap early termination fees received	2.5	9.4	(6.9)
Issuance of shares	2.5	1.8	0.7
Net cash used in financing activities	(123.2)	(228.9)	105.7
Company credit rating
Standard and Poor’s	BB+	BB+
Moody’s (2)	Ba1	Ba1

(1)

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent net earnings plus depreciation and amortization, loss (gain) on disposal of property and equipment and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(2)

Represents the last published corporate credit rating as attributed to Couche-Tard by Moody’s. During the third quarter of fiscal 2010, Moody’s indicated that it would cease to attribute corporate credit ratings to Couche-Tard given the fact that it no longer considers the Company as a speculative grade issuer.

Operating activities

During fiscal 2010, net cash from store operations reached $490.8 million, down $12.0 million from fiscal year 2009 mainly due to changes in working capital, partially offset by higher net earnings. The negative variance in the working capital is partly due to an increase in debit and credit card receivables and higher motor fuel inventory, resulting respectively from increased retail price and cost of motor fuel.

Investing activities

During fiscal 2010, our investing activities were primarily for capital expenditures and acquisition, including acquisition of company-operated stores, our investments in RDK and in a fuel terminal facilities in Phoenix, Arizona. Capital expenditures were primarily for the replacement of equipment in some of our company-operated stores to enhance their offering of products and services and to comply with regulations, the addition of new stores as well as the ongoing improvement of our network. In addition, we paid out $62.0 million for the purchase of Casey’s shares and cashed $75.9 million following the disposal of these shares.

Financing activities

During fiscal year 2010, the decrease in long term debt amounted to $46.7 million, while we repurchased shares for a total amount of $56.4 million. In addition, we paid out $25.1 million in dividends and cashed $2.5 million from a bank pursuant to their early termination of an interest rate swap agreement.

Alimentation Couche-Tard Inc. / 13

Contractual Obligations and Commercial Commitments

Set out below is a summary of our material contractual cash obligations as at April 25, 2010 (1):

	2011	2012	2013	2014	2015	Thereafter	Total
	(in millions of US dollars US)
Long-term debt (2)	0.3	0.3	350.4	350.4	0.4	2.5	704.3
Capital lease obligations	6.3	4.2	27.7	1.7	1.2	0.5	41.6
Operating lease obligations	242.8	228.4	211.8	188.5	175.4	1,474.8	2,521.7
Purchase commitments	0.8	-	-	-	-	-	0.8
Total	250.2	232.9	589.9	540.6	177.0	1,477.8	3,268.4
(1)	The summary does not include the payments required under defined benefit pension plans.
(2)	Does not include future interest payments.

Long-Term Debt. As at April 25, 2010, our long-term debt reached $741.2 million, the details of which are as follows:

i)

Term revolving unsecured operating credits of $350.0 million ($273.0 million for the US dollar portion and $77.0 million for the Canadian dollar portion). The weighted average effective interest rate was 0.86% for the US dollar portion and 1.05% for the Canadian dollar portion. Standby letters of credit in the amount of Cdn$0.9 million and $26.6 million were outstanding as at April 25, 2010.

ii)

Subordinated unsecured debt of $351.7 million (nominal value amounting to $350.0), net of attributable financing costs of $8.0 million, adjusted of amounts received for the early termination of interest rate swap agreements which are amortized over the remaining term of the debt using the effective rate method), bearing interest at the effective rate of 7.35% and maturing December 15, 2013;

iii)	Other long-term debts of $39.5 million, including some obligations under capital leases.

Capital Lease Obligations. Some capital leases were assumed in connection with certain acquisitions and we had to assume some more capital leases during the previous fiscal years. These obligations and related assets are included in our consolidated balance sheets.

Operating Lease Obligations. We lease an important portion of our real estate using conventional operating leases. Generally our real estate leases in Canada are for primary terms of five to ten years and in the United States, they are for ten to 20 years, in both cases, with options to renew. These obligations and related assets are not included in our consolidated balance sheets. Under certain of the store leases, we are subject to additional rentals based on store revenues as well as future escalations in the minimum lease amount.

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

Alimentation Couche-Tard Inc. / 14

Selected Quarterly Financial Information

The Company’s 52-week reporting cycle is divided into quarters of 12 weeks each except for the third quarter, which comprises 16 weeks. When a fiscal year, such as 2006, contains 53 weeks, the fourth quarter comprises 13 weeks. The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in US dollars.

(In millions of US dollars except for per share data, unaudited)	52-week period ended April 25, 2010				52–week period ended April 26, 2009
Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
Weeks	12 weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks
Revenues	4,003.5	4,935.2	3,825.8	3,675.1	2,994.0	3,911.7	4,556.4	4,319.0
Earnings before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	150.5	141.3	176.4	178.4	105.0	168.1	179.7	135.0
Depreciation and amortization of property and equipment and other assets	49.4	63.2	46.9	45.0	42.6	56.4	41.1	42.9
Operating income	101.1	78.1	129.5	133.4	62.4	111.7	138.6	92.1
Financial expenses	7.4	8.6	7.0	6.9	6.8	10.3	9.3	9.8
Net earnings	68.8	54.8	88.2	91.1	38.0	71.1	97.6	47.2
Net earnings per share
Basic	$0.37	$0.30	$0.48	$0.49	$0.20	$0.37	$0.50	$0.24
Diluted	$0.37	$0.29	$0.47	$0.48	$0.20	$0.36	$0.49	$0.24

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

Analysis of consolidated results for the fiscal year ended April 26, 2009

Revenues

Our revenues amounted to $15.8 billion in fiscal 2009, up $411.1 million, an increase of 2.7%, of which $1.6 billion was attributable to acquisitions, further complemented by the growth of same-store merchandise revenues in the United States and Canada, as well as the growth in same-store motor fuel volume in Canada. These positive items were partially offset by a drop in same-store motor fuel volumes in the United States, a $411.0 million decrease in revenues related to the drop in motor fuel retail price as compared to fiscal 2008, and the $310.6 million decrease created by the weakening Canadian dollar. The proportion of our business in the United States was 79.9% compared with 80.5% in fiscal 2008.

More specifically, the growth of merchandise and service revenues for fiscal 2009 was $215.7 million or 4.1%, of which $335.3 million was generated by acquisitions, partially offset by the $170.5 million decrease related to the depreciation of the Canadian dollar against its US counterpart. Internal growth, as measured by the growth in same-store merchandise revenues, was 0.6% in the United States and 2.2% in Canada. Growth in the United States was chiefly due to the positive effect of the federal tax increase on tobacco products during the fourth quarter of fiscal 2009, as well as the ability of our business units to put forward a product mix allowing them to maintain revenues as well as gross margin. These growth factors were partially offset by the impact of poor economic conditions in certain US markets. As for the Canadian market, the internal growth was mainly due to our merchandising strategy.

Motor fuel revenues increased $195.4 million or 1.9% in fiscal 2009, of which $1.2 billion or 463.1 million of gallons stemmed from acquisitions. This increase was partially offset by a $411.0 million drop in motor fuel revenues due to a higher average retail price at the pump in our US and Canadian company-operated stores, as shown in the following table:

Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 26, 2009
United States (US dollars per gallon)	3.91	3.67	2.00	1.95	2.78
Canada (Cdn cents per litre)	122.66	114.37	78.05	78.67	95.63
52-week period ended April 27, 2008
United States (US dollars per gallon)	2.98	2.73	2.96	3.22	2.97
Canada (Cdn cents per litre)	98.49	92.35	95.92	103.69	97.43

Alimentation Couche-Tard Inc. / 15

The same-store motor fuel volume fell 6.4% in the United States and rose 3.7% in Canada. In the United States, the decrease was not only due to poor economic conditions affecting some business units but also to the overall decline in consumer demand resulting from the sharp increase in retail prices at the pump during the first half of fiscal 2009. The depreciation of the Canadian dollar against its US counterpart accounted for a decrease in revenues of $140.1 million.

Gross profit

The merchandise and service gross margin was 33.3% in fiscal 2009, down 0.3% compared with 33.6% in fiscal 2008. In the United States, the gross margin was 32.8%, a slight decrease from 33.0% in fiscal 2008. In Canada, the margin fell 0.6% to 34.3%. This drop in the consolidated gross margin was due to three factors: 1) some recent acquisitions posted a lower gross margin than the existing network thereby lowering the overall gross margin; 2) a merchandising strategy in tune with market competitiveness and economic conditions within each market; 3) a normal increase in inventory spoilage resulting from our strategy to boost our offer of fresh products in stores. In addition to these factors, the gross margin in the United States benefited from non recurring stock gains due to the retail price increase of tobacco products in anticipation of the federal tax increase on these products at the end of fiscal 2009.

The motor fuel gross margin for our company-operated stores in the United States increased 3.97¢ per gallon, from 13.58¢ per gallon in fiscal 2008 to 17.55¢ per gallon in 2009. In Canada, the gross margin dropped slightly, reaching Cdn4.97¢ per litre compared with Cdn5.08¢ per litre in fiscal 2008.

The motor fuel gross margin of our company-operated stores in the United States as well as the impact of expenses related to electronic payment modes for the last eight quarters before the end of fiscal 2009 were as follows:

(US cents per gallon)
Quarter	1st	2nd	3rd	4th	Weighted average
52-week period ended April 26, 2009
Before deduction of expenses related to electronic payment modes	15.55	24.88	18.21	11.38	17.55
Expenses related to electronic payment modes	5.07	4.94	3.15	3.10	3.96
After deduction of expenses related to electronic payment modes	10.48	19.94	15.06	8.28	13.59
52-week period ended April 27, 2008
Before deduction of expenses related to electronic payment modes	16.73	13.04	14.38	10.02	13.58
Expenses related to electronic payment modes	4.15	3.82	3.98	4.02	3.99
After deduction of expenses related to electronic payment modes	12.58	9.22	10.40	6.00	9.59

Operating, selling, administrative and general expenses

For fiscal 2009, operating, selling, administrative and general expenses rose by 6.3% compared with fiscal 2008. Expenses increased by 8.0% because of acquisitions while they decreased by 2.9% because of the weakening Canadian dollar and 0.4% because of the decrease in electronic payment modes expenses. The remaining variance of 1.6% was mainly due to a normal increase in operating expenses caused by inflation, partially offset by our management of other controllable expenses.

Depreciation and amortization of property and equipment and other assets

For fiscal year 2009, the depreciation expense increased because of the investments made through acquisitions and the ongoing improvement of our network, partially offset by the impact of sale and leaseback transactions completed during fiscal 2008.

Financial expenses

Financial expenses were down $18.4 million compared with fiscal 2008. This decrease was due to the combined reduction in our average borrowings and interest rates.

Income taxes

The income tax rate for fiscal year 2009 was 31.1% compared to 26.5% for fiscal 2008 which was positively impacted by the reversal of the unusual income tax expense related to Bill 15. Excluding this unusual item, the income tax rate for fiscal year 2008 would have been 30.3%. As for the fiscal 2009 income tax rate, it was negatively affected by a non recurring income tax expense related to a corporate reorganization undertaken in the second quarter as well as a less advantageous apportionment of taxable income among the various jurisdictions that have different income tax rates.

Net earnings

We closed fiscal 2009 with net earnings of $253.9 million, which equals $1.31 per share or $1.29 per share on a diluted basis compared with $189.3 million in fiscal 2008 ($0.92 per share on a diluted basis), an increase of $64.6 million or 34.1%.

Alimentation Couche-Tard Inc. / 16

Internal Controls

We maintain a system of internal controls over financial reporting designed to safeguard assets and ensure that financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls over financial reporting and implement control enhancements, when appropriate. As at April 25, 2010, our management and our external auditors reported that these internal controls were effective.

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

Critical Accounting Policies and Estimates

Estimates. This MD&A is based on Couche-Tard's consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles require us to make certain estimates and assumptions that affect our financial position and results of operations as reflected in our financial statements. On an ongoing basis, we review our estimates, including those relating to supplier rebates, environmental costs, income taxes, lease accounting and asset retirement obligations based on available information. These estimates are based on our best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from the estimates.

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

Impairment of Long-lived Assets. Property and equipment are tested for impairment should events or circumstances indicate that their book value may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use and eventual disposal. Should the carrying amount of long-lived assets exceed their fair value, an impairment loss in the amount of the excess would be recognized. Our evaluation of the existence of impairement indicators is based on market conditions and our operational performance. The variability of these factors depends on a number of conditions, including uncertainty about future events. These factors could cause us to conclude that impairment indicators exist and require that impairment tests be performed, which could result in determining that the value of certain long-lived assets is impaired, resulting in a write-down of such long-lived assets.

Goodwill and Intangibles are evaluated for impairment annually, or more often if events or changes in circumstances indicate that the value of certain goodwill or intangibles may be impaired. For the purpose of this impairment test, we use estimates and assumptions to establish the fair value of our reporting units and intangible assets. If these assumptions and estimates prove to be incorrect, the carrying value of our goodwill or intangibles may be overstated. Our annual impairment test is performed in the first quarter of each fiscal year.

Environmental Matters. We provide for estimated future site remediation costs to meet government standards for known site contamination when such costs can be reasonably estimated. Estimates of the anticipated future costs for remediation activities at such sites are based on our prior experience with remediation sites and consideration of other factors such as the condition of the site contamination, location of sites and the experience of the contractors that perform the environmental assessments and remediation work.

In each of the US states in which we operate, with the exception of Michigan, Iowa, Florida, Arizona, Texas and Washington State, there is a state fund to cover the cost of certain environmental remediation activities after applicable trust fund deductible is met, which varies by State. These state funds provide insurance for motor fuel facilities operations to cover some of the costs of cleaning up certain contamination to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and/or a motor fuel tax in each of the states finance the trust funds. We pay the annual registration fees and remit the sales taxes to the applicable states where we are a member of the trust fund. Insurance coverage is different in the various states.

Alimentation Couche-Tard Inc. / 17

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

Recently Issued Accounting Standards

On February 13, 2008, the Accounting Standards Board (“AcSB”) issued a news release confirming that publicly accountable enterprises will be required to apply International Financial Reporting Standards (“IFRS”) in 2011. We will therefore adopt IFRS on April 25, 2011.

Since we will adopt IFRS on April 25, 2011, new Canadian GAAP standards that will be effective on or after that date are not disclosed as future accounting changes because we don’t expect to apply them.

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

Motor fuel. We are sensitive to the changes in the motor fuel retail price and gross margin. Factors beyond our control such as changing supply terms, motor fuel price fluctuations due, among other things, to general political and economic conditions, as well as the market’s limited ability to absorb motor fuel retail price fluctuations are all factors that could influence the motor fuel retail price and related gross margin. During fiscal 2010, motor fuel sales accounted for approximately 64.0% of our total revenue, yet the motor fuel gross margin represented only about 24.0% of our overall gross profits. In fiscal 2010, a change of one cent per gallon would have resulted in a change of approximately $41.0 million in the motor fuel gross profit, with a corresponding impact on net earnings of $0.16 per share on a diluted basis for company-operated stores. To react as promptly as possible to motor fuel retail price fluctuations, we implemented a price management policy and entered into commercial agreements that guarantee supply consistency to a certain extent.

Electronic payment modes. We are exposed to significant fluctuations in expenses related to electronic payment modes resulting from large increases in motor fuel retail prices particularly in our US markets because the majority of this expense is based on a percentage of the retail prices of motor fuel. For example, for fiscal 2010, for each ten-cent increase in the retail price of a gallon of motor fuel, the expense associated with electronic payment modes would have increased by approximately $5.3 million, with a corresponding impact on net earnings of $0.02 per share on a diluted basis. We regularly analyze various opportunities that would allow us to mitigate the risks associated with expenses related to electronic payment modes.

Alimentation Couche-Tard Inc. / 18

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

Tobacco products. Tobacco products represent our largest product category of merchandise and service revenues. For fiscal 2010, revenues of tobacco products were approximately 41.0% of total merchandise and service revenues. Significant increases in wholesale cigarette costs and a tax increase on tobacco products, as well as current and future legislation and national and local campaigns to discourage smoking in the United States and Canada, may have an adverse effect on the demand for tobacco products, and therefore reduce our revenues and profits in light of the competitive landscape and consumer sensitivity to the price of such products.

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

Competition. The industries and geographic areas in which we operate are highly competitive and marked by a constant change in terms of the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, independent convenience stores, gas station operators, large and small food retailers, local pharmacies and pharmacy chains. Over the years, we expanded our network by selecting choice locations while developing an expertise in our market niche, namely by investing in the improvement of our stores, further supported by merchandising strategies tailored to our various markets. These strategies are driven by a diversified selection of proprietary brand products, loyalty programs for clients as well as special focus on customer service in order to secure a competitive advantage. Accordingly, we keep a close eye on competitors, changes in market trends and our market share towards reacting in a timely manner and maintaining our competitive position. We believe the choice location of our stores make it more difficult for new competitors to penetrate our market.

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

In each of the US states in which we operate, except Michigan, Iowa, Florida, Arizona, Texas and Washington State, there is a state fund to cover the cost of certain rehabilitation and removing of motor fuel tanks. These state funds provide insurance for motor fuel facilities operations to cover the cost of cleaning up contamination to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and a motor fuel tax in each of the states finance the trust funds. We pay the registration fees and remit the sales taxes to the states where we are a member of the trust fund. Insurance coverage is different in the various states.

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

Alimentation Couche-Tard Inc. / 19

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

Interest rates. The Company is exposed to interest rate fluctuations associated with changes in the short-term interest rate. We carry a debt, $350.0 million of which bears interest at floating rates. By applying interest rates as they were in effect on April 25, 2010 to our current debt, our total interest expense would be approximately $32.5 million. A one-percentage point increase in interest rates would increase our total annual interest expense by $3.5 million or $0.01 per share on a diluted basis. We do not currently use derivative instruments to mitigate this risk. However, we regularly analyze our interest rate exposure. Various scenarios are simulated, including refinancing, the renewal of existing positions, alternative loans and hedges as well as our ability to deal with interest rate fluctuations.

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

On an ongoing basis, we monitor rolling forecasts of our liquidity reserve on the basis of expected cash flows taking into account operating needs, tax situation and capital requirements and ensure that we have sufficient flexibility under our available liquidity resources to meet our obligations. As at April 25, 2010, $1.0 billion are available under our credit facilities of which $622.0 million were unused. These credit facilities will mature only in September 2012.

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

We are also exposed to foreign currency risk with respect to a portion of our long-term debt denominated in US dollars. As at April 25, 2010, everything else being equal, a hypothetical strengthening (weakening) of 5.0% of the US dollar against the Canadian dollar would have had a favourable (unfavourable) net impact of $21.3 million on Other comprehensive income.

Alimentation Couche-Tard Inc. / 20

International Standards

In February 2008, Canadian Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants announced that the use of International Financial Reporting Standards (IFRS) established by the International Accounting Standards Board (IASB) will be required for publicly accountable profit-oriented enterprises starting in 2011. For those enterprises, IFRS will replace General Accepted Accounting Principles currently in effect in Canada (GAAP). IFRS uses a conceptual framework similar to GAAP, but there are differences in recognition, measurement and presentation standards. In the period leading up to the changeover, the AcSB is expected to continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the transition date.

These new standards are applicable to fiscal years beginning on or after January 1st, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. Starting in the first quarter of our fiscal year 2012, we will publish consolidated financial statements prepared in accordance with IFRS.

We have developed a plan to convert our Consolidated Financial Statements to IFRS. We have a dedicated project manager to lead the conversion to IFRS. Our external auditors are notified of our choices and consulted on them. Our Audit Committee ensures that management fulfills its responsibilities and successfully accomplishes the changeover to IFRS while we continue to provide training to key employees. Changes in accounting policies are likely and could impact our consolidated financial statements.

The principal phases, actions, timetables and progress of our transition plan are outlined in the following table:

Phase 1: Preliminary Analysis and Diagnostic
Action	o	Identification of the IFRS standards that will require accounting and disclosure changes in consolidated financial statements.
	o	Rank of standards based on their anticipated impact on our consolidated financial statements and the required efforts for their implementation.
Timetable	End of fiscal 2008
Progress	Completed

Phase 2: Analysis of Standards
Action	o	Analysis of the differences between Canadian GAAP and IFRS.
	o	Selection of the accounting policies that the Company will apply on an ongoing basis.
	o	Company’s selection of IFRS 1 exemptions at the date of transition.
	o	Calculation of the quantitative impacts on the consolidated financial statements.
	o	Disclosure analysis.
	o	Preparation of draft consolidated financial statements and notes.
	o	Preparation of the opening balance sheet at the date of transition.
	o	Identification of the collateral impacts in the following areas:
• information technology;
• internal control over financial reporting;
• disclosure controls and procedures;
• contracts;
• compensation;
• taxation;
• training.
Timetable

We have prepared a detailed timetable which contemplates the bulk of the analysis that will be completed by the end of July 2010. We prioritized standards, based on their ranking in the diagnostic, the time needed to complete the analysis and implementation, working group members’ availability, as well as the timing of discussion papers, exposure drafts and new standards that may be issued by the IASB.

Progress	At the end of fiscal 2010, all actions had been completed, except for the following which have begun but are not yet completed:
	o	Preparation of draft consolidated financial statements and notes.
	o	Preparation of the opening balance sheet at the date of transition.
	o	Auditors’ formal review of our conclusions

Alimentation Couche-Tard Inc. / 21

Phase 3: Implementation
Action	o	Compilation of the comparative financial data.
	o	Production of the interim consolidated financial statements and the associated disclosure.
	o	Production of the annual consolidated financial statements and the associated disclosure.
	o	Implementation of changes regarding collateral impacts.
Timetable	o	At the end of fiscal 2011, our opening balance sheet, comparative financial data under IFRS and changes regarding collateral impacts will be completed.
	o	During fiscal 2012, we will produce our interim and annual consolidated financial statements and disclosure in accordance with IFRS.
Progress	Not applicable.

There are many differences between Canadian GAAP and IFRS. The IASB is actually in the process of revising multiple IFRS standards. Our analysis of the changes and decisions to be made concerning our accounting policies was done using accounting standards presently in effect. We are still quantifying the impact of the differences between these new standards on our accounting policies. The following table presents a summary of the most important differences, as at July 13, 2010, considering their impact for us:

Comparison between Canadian GAAP
IFRS standard	and IFRS	Findings
Property, Plant and Equipment (IAS 16)

Canadian GAAP: Property and equipment are to be recorded at cost upon initial acquisition and are to be depreciated over their useful lives.

IFRS: An entity may choose between using the cost model (identical to Canadian GAAP) or the revaluation model for subsequent measurement.

We will continue to use the cost method. We expect that this standard will have no significant impact on our consolidated financial statements.

Leases (IAS 17)

Canadian GAAP: Canadian GAAP include quantitative guidelines for distinguishing between capital leases and operating leases.

According to Canadian GAAP, gains or losses resulting from a sale and leaseback transaction must be deferred and recognized to income over the lease term.

IFRS: IFRS do not offer quantitative guidance for making the distinction. Lease agreements must be assessed qualitatively.

According to IFRS, gains resulting from a sale and leaseback transaction done at fair value which leads to an agreement classified as an operating lease must be immediately recognized to income.

Our current lease agreements have been analysed from a qualitative standpoint. We expect that this standard will have no significant impact on our consolidated financial statements.

Gains resulting from a sale and leaseback transaction done at fair value which leads to an operating lease will be immediately recognized to income.  Deferred gains on previous transactions with similar conditions will be reversed and taken to retained earnings in the consolidated opening balance sheet under IFRS.

Alimentation Couche-Tard Inc. / 22

IFRS standard	Comparison between Canadian GAAP and IFRS			Findings
Compensation and Benefits (IAS 19)

Canadian GAAP: An entity must use the corridor approach and recognize amortization of actuarial gains and losses in a period in which, as of the beginning of the period, the unamortized net actuarial gain or loss exceeds 10 percent of the greater of:

We will continue to use the corridor approach. We expect that this standard will have no significant impact on our consolidated financial statements.
	a)	the accrued benefit obligation at the beginning of the year;		For the impact on the consolidated opening balance sheet under IFRS, refer to the next section which discusses optional exemptions
	b)	the fair value, or market-related value, of plan assets at the beginning of the year.

IFRS: According to IFRS, it is permitted:
		-	to use the corridor approach;
		-	to immediately record actuarial gains and losses to shareholders’ equity.
Borrowing Costs (IAS 23)	Canadian GAAP: Borrowing costs may be capitalized for certain projects. IFRS: Borrowing costs for qualifying assets must be capitalized.			We will capitalize borrowing costs for qualifying assets. However, we expect that this standard will have no impact significant on the consolidated opening balance sheet under IFRS.
Joint Ventures (IAS 31)

Canadian GAAP: According to Canadian GAAP, a joint venture must be accounted for using the proportionate consolidation method.

IFRS: The proportionate consolidation method and the equity method are acceptable.

Under IFRS, the company will record its investment in RDK according to the equity method. Therefore, on the balance sheet, we will present an equity- accounted investment in RDK on a distinct line and in the consolidated statement of earnings we will present our proportionate interest of RDK’s income on a distinct line. However, there will be no impact on our consolidated net earnings.

The opening consolidated balance sheet under IFRS will be restated with no impact to retained earnings.

Impairment of assets (IAS 36)

Canadian GAAP: Long-lived assets tested using a two-step approach are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Cash flows used for the purpose of the first step of impairment testing are not discounted and impairment resulting from this test cannot be subsequently reversed.

IFRS: Long-lived assets tested using a one-step approach are grouped at the level of cash generating units, which are defined as the lowest level of assets that generate largely independent cash inflows. Cash flows used for the purpose of impairment testing are discounted and impairment resulting from this test can be subsequently reversed.

The application of the new standard should result in discounted cash flow testing being applied to smaller groups of assets. This could result in additional expenses for asset depreciation. These additional expenses could however be reversed subsequently. We expect that this standard will have no significant impact on our consolidated opening balance sheet under IFRS.

Alimentation Couche-Tard Inc. / 23

IFRS standard	Comparison between Canadian GAAP and IFRS	Findings
Provisions, Contingent Liabilities and Contingent Assets (IAS 37)

Canadian GAAP: Asset retirement obligations are discounted at a risk-free rate adjusted for the Company’s credit rating at the time of the estimation and revision of costs.

A provision for onerous contracts is only taken in specific situations.

Discounting is only required for certain specific provisions.

IFRS: Asset retirement obligations are discounted at a risk-free rate adjusted for the Company’s credit rating at the time of the revaluation of costs.

A contract is onerous when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. This type of contract requires the recognition of a liability under IFRS.

A long-term provision must be recorded at its discounted value.

Asset retirement obligations will be discounted at a risk-free rate adjusted for the Company’s credit rating at the time of the revaluation of costs. We expect that this standard will have no significant impact on our consolidated financial statements.

Onerous contracts will be recorded and valued as provisions. We expect that this standard will have no significant impact on our consolidated financial statements.

Liabilities for which value is estimated using future cash flows will be recorded at a discounted value. This will reduce the amount of certain liabilities and their corresponding expenses while increasing the accretion expense. The liabilities involved included in the consolidated opening balance sheet under IFRS will be adjusted accordingly and this adjustment will be taken to retained earnings.

Intangible Assets (IAS 38)

Canadian GAAP: Intangible assets must be recorded at their acquisition cost.

IFRS: An entity may choose between using the cost model (identical to Canadian GAAP) or the revaluation for subsequent measurement.

We will continue to use the cost method. We expect that this standard will have no significant impact on our consolidated financial statements.
Financial Instruments: Recognition and Measurement (IAS 39)

Canadian GAAP: For assessing and measuring the effectiveness of a hedging relationship, the critical terms match method is permitted if certain conditions are met.

IFRS: The critical terms match method is not permitted. Ineffectiveness must be measured each period throughout the life of the hedging relationship.

Based on our current situation, we expect that this standard will have no significant impact on our consolidated financial statements on the date of transition.

Alimentation Couche-Tard Inc. / 24

IFRS standard	Comparison between Canadian GAAP and IFRS	Findings
Share-based Payment (IFRS 2)

Canadian GAAP: It is possible to use the straight-line method to record the compensation expense when a different method than graded vesting is used to determine the expected life used in the fair value calculation of options.

The compensation expense related to a stock-based compensation award must be recorded as an expense over the period during which the corresponding services are performed if the award relates to future services. In the case of cancellations or settlements, en entity must cease to record the expense.

IFRS: When options granted vest gradually, an entity must consider each portion as a distinct grant and amortize the corresponding expense distinctly.

If an equity instrument is cancelled or settled during the vesting period, the amount that would have otherwise been recorded during the remainder of the vesting period for services performed is recorded immediately.

The Company will need to modify its model for amortizing the expense to take into account the different vesting periods and cease its use of the straight-line amortization method. The expense will be recognized faster in the case of new awards. For options already outstanding at the transition date, the expense will be reduced in the future due to completely vested portions having been entirely recorded to retained earnings on the consolidated balance sheet at the transition date.

If an option is cancelled or settled during the vesting period, we will need to record immediately the amount that would have otherwise been recorded during the remainder of the vesting period for services performed. We will also need to take into account the impact of previous cancellations which had not been considered in establishing the compensation cost. This change should have an impact on retained earnings in the consolidated opening balance sheet under IFRS.

Business combinations (IFRS 3)

Canadian GAAP: Direct acquisition costs can be capitalized.

It is possible to record a liability for restructuring activities.

Assets acquired and liabilities assumed must be measured at their acquisition- date fair values.

The excess of the value of assets acquired and liabilities assumed over the consideration transferred (negative goodwill) must be eliminated, by proportionally reducing values which would otherwise be attributed to all acquired assets, barring a few exceptions.

IFRS: Transaction costs from an acquisition are recorded to income.

A liability for restructuring activities may only be recorded if such a liability is recorded by the acquired business at the acquisition date.

Assets acquired and liabilities assumed must be measured at fair value determined in accordance with its use by other market participants.

Negative goodwill is recorded to income.

Transaction costs from an acquisition will be recorded to income. This change could have an impact on the consolidated statements of earnings when acquisitions occur.

The only liabilities for restructuring activities that will be recorded will be those recorded by the acquired business at the acquisition date. This change could have an impact on the consolidated statements of earnings when acquisitions occur.

We will need to review our evaluation model for assets acquired and liabilities assumed to take into account use by other market participants. This change could have an impact on the consolidated financial statements when acquisitions occur.

Negative goodwill will be recorded to income. This change could have an impact on the consolidated statements of earnings if acquisitions generating a negative variance occur.

For the impact on the consolidated opening balance sheet under IFRS, refer to the next section which discusses optional exemptions.

Alimentation Couche-Tard Inc. / 25

Initial adoption of IFRS requires the application of IFRS 1, “First Time Adoption of IFRS”. This standard generally requires retrospective application of all IFRS effective at the reporting date, with the exception of certain mandatory exceptions and limited optional exemptions provided in the standard. The significant optional exemptions available under IFRS 1 that we will apply in preparing our opening balance sheet in accordance with IFRS are included in the following table:

Optional exemption	Company’s choice
Business Combinations	Under this exemption we may elect not to apply IFRS 3 retrospectively to past business combinations. The standard may be applied prospectively.

We intend to use this exemption.
Compensation and Benefits	This exemption allows us to reset the cumulative unrecognised actuarial gains and losses to zero by recognizing the full amount in the retained earnings.

We intend to use this exemption.
Fair value as deemed cost

This exemption allows us to adopt a fair value method for any elements of property and equipment and designate fair value as deemed cost as at the transition date. It is also possible to use original cost previously determined under Canadian GAAP.

We intend to keep property and equipment at original cost.

Outlook

In the course of fiscal year 2011, we expect to pursue our investments with caution in order to, amongst other things, improve our network. Given the economic climate and its attractive access to capital, we believe to be well positioned to realize acquisitions and create value. However, we will continue to exercise patience in order to benefit from a fair price in view of current market conditions. We also intend to keep an ongoing focus on supply terms and operating expenses.

Finally, in line with our business model, we intend to continue to focus our resources on the sale of fresh products and on innovation, including the introduction of new products and services, in order to satisfy the needs of our large clientele.

July 13, 2010

Alimentation Couche-Tard Inc. / 26

Alimentation Couche-Tard Inc.
Consolidated Financial Statements
April 25, 2010, April 26, 2009 and April 27, 2008

Management’s Report	2
Management’s Report on Internal Control over Financial Reporting	2
Independent Auditors’ Report	3
Consolidated Financial Statements
Consolidated Statements of Earnings	5
Consolidated Statements of Changes in Shareholders’ Equity	6
Consolidated Statements of Cash Flows	8
Consolidated Balance Sheets	9
Notes to Consolidated Financial Statements	10

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

The consolidated financial statements for the fiscal years ended April 25, 2010 and April 26, 2009 were audited by PricewaterhouseCoopers LLP, chartered accountants, and their report indicates the extent of their audit and their opinion on the consolidated financial statements. The consolidated financial statements for the fiscal year ended April 27, 2008 were audited by Raymond Chabot Grant Thornton LLP.

July 13, 2010

“Alain Bouchard”	“Raymond Paré”
Alain Bouchard	Raymond Paré
President and	Vice-President and
Chief Executive Officer	Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Alimentation Couche-Tard Inc, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations. With our participation management carried out an evaluation of the effectiveness of our internal control over financial reporting, as of the end of our fiscal year ended April 25, 2010. The framework on which such evaluation was based is contained in the report entitled Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, management concluded that Alimentation Couche-Tard Inc.’s internal control over financial reporting was effective as at April 25, 2010.

PricewaterhouseCoopers LLP, chartered accountants, audited Alimentation Couche-Tard Inc.’s internal control over financial reporting as at April 25, 2010 and have issued their unqualified opinion thereon, which is included herein.

July 13, 2010

“Alain Bouchard”	“Raymond Paré”
Alain Bouchard	Raymond Paré
President and	Vice-President and
Chief Executive Officer	Chief Financial Officer

Alimentation Couche-Tard Inc. / 2

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Alimentation Couche-Tard Inc.

July 13, 2010

We have completed integrated audits of Alimentation Couche-Tard Inc.’s consolidated financial statements for the fiscal years ended April 25, 2010 and April 26, 2009 and of its internal control over financial reporting as at April 25, 2010. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Alimentation Couche-Tard Inc. as at April 25, 2010 and April 26 2009 and the related consolidated statements of earnings, changes in shareholders’ equity and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at April 25, 2010 and April 26, 2009 and the results of its operations and its cash flows for the fiscal years then ended in accordance with Canadian generally accepted accounting principles.

The consolidated statement of earnings, changes in shareholder’s equity and cash flows for the fiscal year ended April 27, 2008 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 13, 2008.

Internal control over financial reporting

We have also audited Alimentation Couche-Tard inc.’s internal control over financial reporting as at April 25, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of the internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at April 25, 2010 based on the criteria established in Internal Control – Integrated Framework issued by COSO.

PricewaterhouseCoopers LLP1
Chartered Accountants
Montreal, Canada

______________________________
1 Chartered accountant auditor permit No. 19653

Alimentation Couche-Tard Inc. / 4

CONSOLIDATED STATEMENTS OF EARNINGS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars (Note 2), except per share amounts)

	2010	2009	2008
	$	$	$
Revenues	16,439.6	15,781.1	15,370.0
Cost of sales (excluding depreciation and amortization of property and equipment and other assets as shown separately below)	13,886.3	13,344.5	13,146.5
Gross profit	2,553.3	2,436.6	2,223.5

Operating, selling, administrative and general expenses (Note 7)	1,906.7	1,848.8	1,738.9
Depreciation and amortization of property and equipment and other assets (Note 7)	204.5	183.0	172.5
	2,111.2	2,031.8	1,911.4
Operating income	442.1	404.8	312.1
Financial expenses (Note 7)	29.9	36.2	54.6
Earnings before income taxes	412.2	368.6	257.5
Income taxes (Note 8)	109.3	114.7	68.2
Net earnings	302.9	253.9	189.3

Net earnings per share (Note 9)
Basic	1.64	1.31	0.94
Diluted	1.60	1.29	0.92

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard Inc. / 5

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars (Note 2))

					2010
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income (5)	equity
	$	$	$	$	$
Balance, beginning of year	329.1	17.7	932.6	46.6	1,326.0
Comprehensive income:
Net earnings			302.9		302.9
Change in cumulative translation adjustments (1)				62.0	62.0
Change in fair value of a financial instrument designated as a cash flow hedge (2)				0.6	0.6
Gain realized on a financial instrument designated as a cash flow hedge transferred to earnings (3)				(0.2)	(0.2)
Change in fair value of an available-for-sale investment (4)				11.4	11.4
Gain realized on disposal of an available-for-sale investment transferred to earnings (4)				(11.4)	(11.4)
Comprehensive income					365.3
Dividends			(25.1)		(25.1)
Stock option-based compensation expense (Note 21)		2.0			2.0
Fair value of stock options exercised	0.9	(0.9)			-
Cash received upon exercise of stock options	2.5				2.5
Repurchase and cancellation of shares	(13.0)				(13.0)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(43.4)		(43.4)
Balance, end of year	319.5	18.8	1,167.0	109.0	1,614.3

(1)

Includes a gain of $113.3 arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its US self-sustaining operations (net of income taxes of $17.0).

(2)	This amount is net of income taxes of $0.2.

(3)	This amount is net of income taxes of $0.1.

(4)	These amounts are net of income taxes of $2.5.

(5)

The year-end balance is comprised of $108.6 for cumulative translation adjustments and $0.4 for the cumulative fair value variation of a financial instrument designated as a cash flow hedge (net of income taxes of $0.2).

					2009
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of year	348.8	15.6	775.0	114.3	1,253.7
Comprehensive income:
Net earnings			253.9		253.9
Change in cumulative translation adjustments (1)				(67.7)	(67.7)
Comprehensive income					186.2
Dividends			(24.1)		(24.1)
Stock option-based compensation expense (Note 21)		2.7			2.7
Fair value of stock options exercised	0.6	(0.6)			-
Cash received upon exercise of stock options	1.8				1.8
Repurchase and cancellation of shares	(22.1)				(22.1)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(72.2)		(72.2)
Balance, end of year	329.1	17.7	932.6	46.6	1,326.0

(1)	Includes a loss of $109.9 arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its US self-sustaining operations (net of income taxes of $20.3).

Alimentation Couche-Tard Inc. / 6

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars (Note 2))

					2008
				Accumulated
				other
	Capital	Contributed	Retained	comprehensive	Shareholders’
	stock	surplus	earnings	income	equity
	$	$	$	$	$
Balance, beginning of year	352.3	13.4	681.9	97.8	1,145.4
Impact of changes in accounting policies (1)			0.9	0.4	1.3
Balance, beginning of year, as restated	352.3	13.4	682.8	98.2	1,146.7
Comprehensive income :
Net earnings			189.3		189.3
Change in cumulative translation adjustments (2)				16.1	16.1
Comprehensive income					205.4
Dividends			(25.6)		(25.6)
Stock option-based compensation expense (Note 21)		4.0			4.0
Fair value of stock options exercised	1.8	(1.8)			-
Cash received upon exercise of stock options	4.7				4.7
Repurchase and cancellation of shares	(10.0)				(10.0)
Excess of acquisition cost over book value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled			(71.5)		(71.5)
Balance, end of year	348.8	15.6	775.0	114.3	1,253.7

(1)

As a result of the adoption of Canadian Institute of Chartered Accountants Handbook Section 3855 by which transaction costs were deducted from the amount of the financial liability to which they were directly attributable instead of being deferred and amortized over the term of the debt as they previously were.

(2)

Includes a gain of $72.2 arising from the translation of US dollar denominated long-term debt designated as a foreign exchange hedge of the Company’s net investment in its US self-sustaining operations (net of income taxes of $11.1).

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard Inc. / 7

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars (Note 2))

	2010	2009	2008
	$	$	$
Operating activities
Net earnings	302.9	253.9	189.3
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits	176.4	161.4	151.8
Future income taxes	40.2	32.0	19.0
(Gain) loss on disposal of property and equipment and other assets	(15.5)	2.8	(0.9)
Deferred credits	11.9	9.4	13.3
Other	19.8	13.3	24.2
Changes in non-cash working capital (Note 10)	(44.9)	30.0	(36.9)
Net cash provided by operating activities	490.8	502.8	359.8

Investing activities
Purchases of property and equipment and other assets	(230.9)	(251.4)	(283.6)
Business acquisitions (Note 6)	(156.1)	(80.8)	(70.7)
Disposal of an investment in publicly-traded securities	75.9	-	-
Investment in publicly-traded securities	(62.0)	-	-
Proceeds from disposal of property and equipment and other assets	28.5	15.8	21.0
Proceeds from sale and leaseback transactions	11.1	19.8	172.4
Deposit reimbursement on business acquisition	-	-	0.5
Net cash used in investing activities	(333.5)	(296.6)	(160.4)

Financing activities
Net decrease in long-term debt	(46.7)	(116.5)	(14.3)
Repurchase of Class A multiple voting shares and Class B subordinate voting shares	(56.4)	(99.5)	(101.3)
Cash dividends paid	(25.1)	(24.1)	(25.6)
Interest rate swap early termination fees received (Note 24)	2.5	9.4	-
Issuance of shares	2.5	1.8	4.7
Net cash used in financing activities	(123.2)	(228.9)	(136.5)
Effect of exchange rate fluctuations on cash and cash equivalents	13.5	(20.0)	11.4
Net increase (decrease) in cash and cash equivalents	47.6	(42.7)	74.3
Cash and cash equivalents, beginning of year	173.3	216.0	141.7
Cash and cash equivalents, end of year	220.9	173.3	216.0

The accompanying notes are an integral part of the consolidated financial statements.

Alimentation Couche-Tard Inc. / 8

CONSOLIDATED BALANCE SHEETS
as at April 25, 2010 and April 26, 2009
(in millions of US dollars (Note 2))

	2010	2009
	$	$
Assets
Current assets
Cash and cash equivalents	220.9	173.3
Accounts receivable (Note 11)	286.2	225.4
Inventories (Note 12)	474.1	400.3
Prepaid expenses	20.2	8.5
Income taxes receivable (Note 8)	4.7	-
Future income taxes (Note 8)	24.9	37.0
	1,031.0	844.5
Property and equipment (Note 13)	1,980.5	1,777.2
Goodwill (Note 14)	426.5	384.8
Intangible assets (Note 15)	188.2	184.2
Other assets (Note 16)	65.2	60.7
Future income taxes (Note 8)	5.3	4.5
	3,696.7	3,255.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 17)	872.9	758.1
Income taxes payable (Note 8)	-	26.3
Current portion of long-term debt (Note 18)	4.4	3.9
Future income taxes (Note 8)	5.6	0.7
	882.9	789.0
Long-term debt (Note 18)	736.8	745.3
Deferred credits and other liabilities (Note 19)	285.8	259.0
Future income taxes (Note 8)	176,9	136.6
	2,082.4	1,929.9

Shareholders’ equity
Capital stock (Note 20)	319.5	329.1
Contributed surplus	18.8	17.7
Retained earnings	1,167.0	932.6
Accumulated other comprehensive income	109.0	46.6
	1,614.3	1,326.0
	3,696.7	3,255.9

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

“Alain Bouchard”	“Richard Fortin”
Alain Bouchard	Richard Fortin
Director	Director

Alimentation Couche-Tard Inc. / 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

1. Governing statutes and nature of operations

Alimentation Couche-Tard Inc. (the Company) is incorporated under the Companies Act (Quebec).

The Company owns and licenses 5,878 convenience stores across North America, of which 4,408 are company-operated, and generates income primarily from the sales of tobacco products, grocery items, beverages, fresh food offerings, including quick service restaurants, other products and services and motor fuel.

2. Basis of presentation

Year-end date

The Company’s year-end is the last Sunday of April of each year. The fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008 are referred to as 2010, 2009 and 2008.

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).

Reporting currency

The Company uses the US dollar as its reporting currency to provide more relevant information considering its predominant operations in the United States and its debt largely denominated in US dollars.

3. Accounting changes

Goodwill and Intangible Assets

On April 27, 2009, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards relating to goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this new Section resulted in the reclassification to Intangibles of certain software previously presented in Property and Equipment.

Accounting Changes

On October 12, 2009, the Company adopted amendments to CICA Section 1506 “Accounting Changes”, which excludes from the scope of this Section, changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The adoption of this new Section had no impact on the Company’s consolidated financial statements.

Financial Instruments - Disclosures

On October 12, 2009, the Company adopted amendments to CICA Section 3862 “Financial Instruments - Disclosures” which enhance disclosure requirements about liquidity risk of financial instruments. The amendment also includes new disclosure requirements about fair value measurement of financial instruments. The result of the implementation of this new standard is included in Note 24 and had no impact on the Company’s consolidated financial statements.

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

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. They also include the Company’s portion of the accounts of the joint venture accounted for using the proportionate consolidation method. All intercompany balances and transactions have been eliminated on consolidation.

Alimentation Couche-Tard Inc. / 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Foreign currency translation

Functional currency

The functional currency of the Company for its Canadian and corporate operations is the Canadian dollar while the US self-sustaining operations' is the US Dollar.

Foreign currency transactions

Transactions denominated in foreign currencies are translated into the relevant functional currency as follows: Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average exchange rate on a 4-week period basis. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation, if any, are reflected in the consolidated statement of earnings.

Consolidation and foreign operations

The financial statements are consolidated in Canadian dollars using the current rate method. Under this method, assets and liabilities of the US operations are translated into Canadian dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rate on a 4-week period basis. Gains and losses arising from such translation are included in the accumulated other comprehensive income account in shareholders’ equity.

Reporting currency

The Company has adopted the US dollar as its reporting currency. The Canadian dollar consolidated financial statements are translated into the reporting currency using the current rate method described above. Capital stock, Contributed surplus and Retained earnings are translated using historical rates. Gains and losses arising from translation are included in the accumulated other comprehensive income in Shareholders' equity.

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

Service revenues include the commission on sale of lottery tickets and issuance of money orders, fees from automatic teller machines, sales of calling cards and gift cards, fees for cashing cheques, sales of postage stamps and bus tickets and car wash revenues. These revenues are recognized at the time of the transaction. Service revenues also include franchise and license fees, which are recognized in revenues over the period of the agreement to which the fees relate and royalties from franchisees and licensees, which are recognized periodically based on sales reported by franchise and license operators.

Cost of sales and vendor rebates

Cost of sales is comprised mainly of the cost of merchandise and motor fuel sold including applicable freight less vendor rebates.

The Company records cash received from vendors related to vendor rebates as a reduction in the price of the vendors’ products and reflects them as a reduction of cost of sales and related inventory in its consolidated statements of earnings and balance sheets when it is probable that they will be received. Amounts received but not yet earned are presented in deferred credits.

Operating, selling, administrative and general expenses

The main items comprising Operating, selling, administrative and general expenses are labour, building occupancy costs, credit and debit card fees and overhead and include advertising expenses that are expensed as incurred.

Self-insurance

In the United States, the Company is self-insured for certain losses related to general liability and workers’ compensation. The expected ultimate cost for claims incurred as of the balance sheet date is not discounted and is recognized as a liability. This cost is estimated based on analysis of the Company’s historical data and actuarial estimates.

Cash and cash equivalents

Cash includes cash and demand deposits. Cash equivalents include highly liquid investments that can be readily converted into cash for a fixed amount and that mature less than three months from the date of acquisition.

Inventories

Inventories are valued at the lesser of cost and net realizable value. Cost of merchandise - distribution centres is determined according to the first-in, first-out method, the cost of merchandise - retail is valued based on the retail price less a normal margin and the cost of motor fuel inventory is determined according to the average cost method.

Alimentation Couche-Tard Inc. / 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
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

Intangible assets

Intangible assets are mainly comprised of trademarks and licenses. Trademarks and licenses have indefinite lives, are recorded at cost, are not amortized and are tested for impairment annually during the first quarter, or more frequently should events or changes in circumstances indicate that they might be impaired. Other intangible assets are amortized using the straight-line method over a period of five to ten years.

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

Financing costs

Financing costs related to the Subordinated unsecured debt are included in the initial carrying amount of the debt and are amortized using the effective interest rate method that is based on the estimated cash flow over the expected life of the liability.

Alimentation Couche-Tard Inc. / 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Stock-based compensation and other stock-based payments

Stock-based compensation costs are measured at the grant date of the award based on the fair value method for all transactions entered into for fiscal years beginning on or after January 1st, 2002.

The fair value of stock options is recognized over the vesting period as compensation expense with a corresponding increase in contributed surplus. When stock options are exercised, the corresponding contributed surplus is transferred to capital stock.

The Phantom Stock Units compensation cost and the related liability are recorded on a straight-line basis over the corresponding vesting period based on the fair market value of Class B shares and the best estimate of the number of Phantom Stock Units that will ultimately be paid. The recorded liability is adjusted periodically to reflect any variation in the fair market value of the Class B shares.

Employee future benefits

The Company accrues its obligations under employee pension plans and the related costs, net of plan assets. The Company has adopted the following accounting policies with respect to the defined benefit plans:

  the accrued benefit obligations and the cost of pension benefits earned by active employees are actuarially determined using the projected benefit method pro-rated on service and pension expense is recorded in earnings as the services are rendered by active employees. The calculations reflect management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees;

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

  on May 1st , 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional asset on a straight-line basis over 11 years, which was the average remaining service period of employees expected to receive benefits under the benefit plan as of May 1st , 2000;

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

Following the application of CICA Section 3855, the Company made the following classifications:

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

Alimentation Couche-Tard Inc. / 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

4. Accounting policies (continued)

Hedging and derivative financial instruments

Interest rate swaps

The Company used derivative financial instruments by way of interest rate swaps to manage current and forecasted risks related to interest rate fluctuations associated with the Company's Subordinated unsecured debt. The Company does not use freestanding derivative financial instruments for trading or speculative purposes.

When the Company uses interest rate swaps, it formally documents and designates each derivative financial instrument as a fair value hedge of its Subordinated unsecured debt. The Company determines that derivative financial instruments are effective hedges, at the time of the establishment of the hedge and for the duration of the instrument, since the date to maturity, the reference amount and interest rate of the instruments correspond to all the conditions of the debt.

The Company used interest rate swaps as part of its program for managing the combination of fixed and variable interest rates of a portion of its debt and the corresponding aggregate cost of borrowing. Interest rate swaps involve an exchange of interest payments without an exchange of principal underlying the interest payments. The corresponding amount to be paid to counterparties or to be received from counterparties was accounted for as an adjustment of accrued interest.

In the case of an early termination of an interest swap agreement or if the hedge ceases to be effective prior to maturity, any realized and unrealized gains or losses would be recorded on the balance sheet and amortized to consolidated statement of earnings over the remaining term of the related hedged debt. In the event of early extinguishment of the debt, any realized or unrealized gains or losses related to the swap would be recognized in the consolidated statement of earnings at the time of the extinguishment of the debt.

When the Company uses interest rate swaps, the changes in fair value of swaps and the debt are recognized in net earnings, counterbalancing each other, except for any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

Embedded total return swap

The Company uses an investment contract which include an embedded total return swap to manage current and forecasted risks related to changes in the fair value of the Phantom Stock Units (“PSUs”) granted by the Company. The embedded total return swap is recorded at fair value on the consolidated balance sheet under other assets.

The Company has documented and designated the embedded total return swap as a cash flow hedge of the anticipated cash settlement transaction related to the granted PSUs. The Company has determined that the embedded total return swap is an effective hedge at the time of the establishment of the hedge and for the duration of the embedded total return swap. The changes in the fair value of the total return swap are initially recorded in consolidated other comprehensive income and subsequently reclassified to consolidated net earnings in the same period that the change in the fair value of the PSUs affects consolidated net earnings. Should it become probable that the hedge transaction will not occur, any gains, losses, revenues or expenses associated with the hedging item that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be recognized in the reporting period's net earnings under Operating, selling, administrative and general expenses.

Hedge of the net investment in US self-sustaining operations

The Company has also designated its entire US dollar denominated long-term debt as a foreign exchange hedge of its net investment in its US self-sustaining operations. Accordingly, the portion of the gains or losses arising from the translation of the US dollar denominated debt that is determined to be an effective hedge is recognized in Other comprehensive income, counterbalancing gains and losses arising from translation of the Company’s net investment in its US self-sustaining subsidiaries. Should a portion of the hedging relationship become ineffective, the ineffective portion would be recorded in the consolidated statement of earnings under Operating, selling, administrative and general expenses.

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

Recently issued accounting standards not yet implemented

On February 13, 2008, the Accounting Standards Board (“AcSB”) issued a news release confirming that publicly accountable enterprises will be required to apply International Financial Reporting Standards (“IFRS”) in 2011. The Company will therefore adopt IFRS on April 25, 2011.

Since the Company will adopt IFRS on April 25, 2011, new Canadian GAAP standards that will be effective on or after that date are not disclosed as future accounting changes because they will never be applied by the Company.

Alimentation Couche-Tard Inc. / 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

5. Interest in a joint venture

On January 6, 2010, the Company along with Shell Oil Products (“Shell”) created a joint venture, RDK Ventures LLC (“RDK”), to operate convenience stores located in the greater Chicago metropolitan area of the United States. Shell contributed $40.1 to the joint venture in property and equipment while the Company contributed $40.1 in cash. Line items from RDK’s statement of earnings and balance sheet are reflected in the Company’s consolidated financial statements using the proportionate consolidation method since Shell and the Company have joint control over the joint venture. The Company owns a 50.01% interest in RDK and the major components of the interest included in its consolidated financial statements are as follows:

As at April 25, 2010	$
Balance sheet
Current assets	15.5
Long-term assets	66.8
Current liabilities	14.8
Long-term liabilities	25.5

For fiscal year 2010	$
Statement of earnings
Revenues	110.1
Expenses	108.1
Net earnings	1.5
Statement of cash flows
Operating activities	10.6
Investing activities	(25.5)
Financing activities	20.1

6. Business acquisitions

The Company has made the following business acquisitions that were accounted for using the purchase method. Earnings from the businesses acquired are included in the consolidated statements of earnings from their respective dates of acquisition. The allocations of the purchase price of the acquisitions were established based on available information and on the basis of evaluations and assumptions management believes to be reasonable. The allocations are based on the estimated fair values on the dates of acquisition.

2010

  On May 28, 2009, the Company purchased 43 company-operated stores in Phoenix, Arizona, United-States from ExxonMobil Corporation. The Company leases the land and buildings related to nine sites, it owns the building and leases the land for one site, while it owns both these assets for the other sites. Under the same transaction, ExxonMobil also transferred to the Company the “On the Run” trademark rights in the United States as well as a network of 444 franchised stores operating under this trademark in the United States.

  On January 6, 2010, through RDK, the Company participated in the acquisition of 100 stores owned by Shell, 69 of which are company-operated and the remaining 31 stores are operated by third party operators. RDK leases the land and buildings related to 55 sites, it owns the buildings and leases the land for five sites and it owns both these assets for the other sites.

  On February 16, 2010, the Company acquired from BP West Coast Products LLC their terminal facilities located in Phoenix, Arizona in the United States. The terminal facilities include 16 storage tanks with a storage capacity of 220,000 barrels. The terminal is approved for 44,000 barrels per day and has access to petroleum products from refineries on the West Coast and in the Gulf Coast region of the United States.

  On April 6, 2010, the Company purchased eight company-operated stores in central North Carolina, United-States from Accel Marketing LLC. The Company owns the buildings and land for all eight sites.

  Since the beginning of the fiscal year, the Company also acquired 16 stores through 12 distinct transactions. The Company owns the land and buildings for eight sites while it leases both these assets for the other eight sites.

These acquisitions were settled for a total cash consideration of $156.1, including direct acquisition costs.

$
Tangible assets acquired
Inventories	11.0
Property and equipment	163.6
Other assets	0.3
Total tangible assets	174.9
Liabilities assumed
Accounts payable and accrued liabilities	2.1
Deferred credits and other liabilities	26.9
Total liabilities	29.0
Net tangible assets acquired	145.9
Intangibles	1.3
Goodwill	8.9
Total consideration paid, including direct acquisition costs	156.1

The Company expects that approximately $4.0 of the goodwill related to these transactions will be deductible for tax purposes.

Alimentation Couche-Tard Inc. / 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

6. Business acquisitions (continued)

2009

  On February 10, 2009, the Company purchased seven company-operated stores from Gate Petroleum Company. The acquired stores operate under the Gate banner in the Greensboro and Raleigh regions of North Carolina, United States. The Company leases the land and buildings related to two sites and it owns the building and leases the land for one site, while it owns both these assets for the other sites.

  On February 5, 2009, the Company purchased 13 stores located in the province of Quebec, Canada from Exploitation Quali-T inc., a subsidiary of Groupe Therrien. The Company leases the land and buildings related to all of these sites.

  On July 8, 2008, the Company purchased 70 company-operated stores from Spirit Energy. For 11 sites, the Company owns the buildings and the land, it leases the land for two sites and leases both the land and building for the remaining 57 sites. The acquired stores operate under the Convenient Food Mart banner in the St. Louis, Missouri area and the nearby central Illinois area, United States.

  On April 29, 2008, the Company purchased 15 company-operated stores from Speedway Superamerica LLC. The acquired stores operate under the Speedway banner in central Illinois, United States. The Company owns the land related to 14 sites and leases one while it owns all 15 buildings.

  During the 2009 fiscal year, the Company purchased two stores through two distinct transactions. The Company owns the land and buildings related to both transactions.

These acquisitions were settled for a total cash consideration of $80.8, including direct acquisition costs. The net assets acquired included working capital of $9.9, property and equipment of $59.1, other assets of $1.4, goodwill of $12.2 and deferred credits and other liabilities of $1.8. Approximately $4.7 of the goodwill related to these transactions was deductible for tax purposes.

2008

  On June 5, 2007, the Company purchased 28 company-operated stores and five land parcels from Sterling Stores LLC. The acquired stores operate under the Sterling banner in northwest Ohio, United States.

  During fiscal year 2008, the Company purchased 18 stores through 15 distinct transactions.

These acquisitions were settled for a total cash consideration of $70.7, including direct acquisition costs. The net assets acquired included working capital of $3.5, property and equipment of $59.6, goodwill of $7.1, a non-compete agreement of $1.1 and deferred credits and other liabilities of $0.6. Approximately $5.7 of the goodwill related to these transactions was deductible for tax purposes.

7. Supplementary information relating to the consolidated statements of earnings

Supplementary information related to the rental expense included in Operating, selling, administrative and general expenses:

	2010	2009	2008
	$	$	$
Net rent expense
Rent expense	250.6	237.6	209.0
Sub-leasing income	(21.3)	(19.6)	(18.3)
	229.3	218.0	190.7

	2010	2009	2008
	$	$	$
Depreciation and amortization
Property and equipment	203.2	181.7	170.6
Other assets	1.3	1.3	1.9
	204.5	183.0	172.5

Financial expenses
Interest on long-term debt	33.1	37.4	58.2
Interest income	(3.2)	(1.2)	(3.6)
	29.9	36.2	54.6

Alimentation Couche-Tard Inc. / 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

8. Income taxes

	2010	2009	2008
	$	$	$
Current income taxes	69.3	82.7	49.2
Future income taxes	40.0	32.0	19.0
	109.3	114.7	68.2

The principal items which resulted in differences between the Company's effective income tax rates and the combined statutory rates in Canada are detailed as follows:

	2010	2009	2008
	%	%	%
Combined statutory income tax rate in Canada (a)	30.58	30.90	31.66
Impact of tax rate changes	-	0.12	0.32
Other permanent differences	(4.08)	0.10	(1.65)
Effective income tax rate before unusual income tax reversal	26.50	31.12	30.33
Unusual retroactive income tax reversal (b)	-	-	(3.84)
Effective income tax rate	26.50	31.12	26.49

(a)	The Company's combined statutory income tax rate in Canada includes the appropriate provincial income tax rates.

(b)

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, during the fiscal year ended April 29, 2007, the Company recorded an unusual retroactive income tax expense of $9.9. During fiscal year 2008, the Company reversed this unusual income tax expense following an agreement with Quebec’s taxation authorities.

The components of future income tax assets (liabilities) are as follows:
	2010	2009
	$	$
Short-term net future income tax assets
Expenses deductible during the next year	22.9	22.8
Loss deductible during the next year	-	13.8
Revenues taxable during the next year	(7.5)	(6.5)
Deferred credits	1.0	1.5
Other	2.9	4.7
	19.3	36.3

Long-term net future income tax liabilities
Property and equipment	(162.8)	(140.5)
Intangible assets	(65.2)	(58.5)
Deferred credits	49.9	47.3
Asset retirement obligations	16.3	12.7
Goodwill	(20.1)	(11.0)
Expenses deductible in future years	17.8	8.2
Non-capital losses	5.0	2.6
Unrealized exchange gain	(18.3)	(0.8)
Other	5.8	7.9
	(171.6)	(132.1)

9. Net earnings per share

The following table presents the information for the computation of basic and diluted net earnings per share:

	2010	2009	2008
	$	$	$
Net earnings available to Class A and B shareholders	302.9	253.9	189.3

Weighted average number of shares (in thousands)	184,236	193,596	201,486
Dilutive effect of stock options (in thousands)	4,506	3,872	4,992
Weighted average number of diluted shares (in thousands)	188,742	197,468	206,478

Basic net earnings per share available for Class A and B shareholders	1.64	1.31	0.94

Diluted net earnings per share available for Class A and B shareholders	1.60	1.29	0.92

In calculating diluted net earnings per share for 2010, 1,138,627 stock options (1,677,059 in 2009 and 1,075,465 in 2008) are excluded due to their antidilutive effect.

Alimentation Couche-Tard Inc. / 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

10. Supplementary information relating to the consolidated statements of cash flows

The changes in non-cash working capital are detailed as follows:

	2010	2009	2008
	$	$	$
Accounts receivable	(27.8)	28.7	(37.6)
Inventories	(37.2)	35.1	(46.4)
Prepaid expenses	(11.0)	-	5.6
Accounts payable and accrued liabilities	75.0	(49.5)	76.2
Income taxes payable	(43.9)	15.7	(34.7)
	(44.9)	30.0	(36.9)

Cash flows relating to interest and income taxes are detailed as follows:

	2010	2009	2008
	$	$	$
Interest paid	29.4	34.2	59.5
Income taxes paid	111.3	66.1	89.0

11. Accounts receivable

	2010	2009
	$	$
Trade accounts receivable and vendor rebates receivable	119.4	106.8
Credit and debit cards receivable	139.2	102.4
Environmental costs receivable (Note 23)	3.1	3.0
Other accounts receivable	24.5	13.2
	286.2	225.4

12. Inventories

	2010	2009
	$	$
Merchandise – retail	323.3	289.2
Motor fuel	131.1	93.8
Merchandise – distribution centres	19.7	17.3
	474.1	400.3

13. Property and equipment

			2010
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	571.3	-	571.3
Buildings and building components	554.4	136.2	418.2
Leasehold improvements	389.3	190.4	198.9
Equipment	1,407.4	647.8	759.6
	2,922.4	974.4	1,948.0
Buildings and equipment under capital leases	45.4	12.9	32.5
	2,967.8	987.3	1,980.5

			2009
		Accumulated
	Cost	depreciation	Net
	$	$	$
Land	498.2	-	498.2
Buildings and building components	466.4	101.2	365.2
Leasehold improvements	330.2	140.3	189.9
Equipment	1,218.1	504.9	713.2
	2,512.9	746.4	1,766.5
Buildings and equipment under capital leases	23.5	12.8	10.7
	2,536.4	759.2	1,777.2

Alimentation Couche-Tard Inc. / 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

14. Goodwill

	2010	2009
	$	$
Balance, beginning of year	384.8	402.6
Goodwill acquired during the year	8.9	12.2
Effect of exchange rate fluctuations	32.8	(30.0)
Balance, end of year	426.5	384.8

15. Intangible assets

	2010	2009
	$	$
Trademarks	154.7	153.4
Licenses	18.8	17.9
Other	14.7	12.9
	188.2	184.2

16. Other assets

	2010	2009
	$	$
Deferred charges, net	9.4	10.9
Environmental costs receivable (Note 23)	18.7	19.3
Accrued pension benefit asset	8.3	7.1
Deposits	1.6	1.4
Other	27.2	22.0
	65.2	60.7

17. Accounts payable and accrued liabilities

	2010	2009
	$	$
Accounts payable and accrued expenses	627.9	510.3
Sales and other taxes payable	96.4	124.3
Salaries and related benefits	76.3	64.5
Deferred credits	14.8	13.7
Environmental costs	10.1	9.5
Other	47.4	35.8
	872.9	758.1

18. Long-term debt

	2010	2009
	$	$
US dollar term revolving unsecured operating credit A, maturing in September 2012 (a)	185.6	229.4
Canadian dollar term revolving unsecured operating credit A, maturing in September 2012 (CA$52.4 in 2010 and CA$28.6 in 2009) (a)	52.4	23.6
US dollar term revolving unsecured operating credit B, maturing in September 2012 (a)	87.4	110.6
Canadian dollar term revolving unsecured operating credit B, maturing in September 2012 (CA$24.6 in 2010 and CA$21.4 in 2009) (a)	24.6	17.7
Subordinated unsecured debt, at amortized cost (b)	351.7	351.7
Note payable, secured by the assets of certain stores, 8.75%, repayable in monthly instalments, maturing in 2019	4.2	4.5
Obligations related to buildings and equipment under capital leases, rates varying from 0.53% to 12.54%, payable on various dates until 2019 (includes an amount of $24.9 related to RDK in 2010)	35.3	11.7
	741.2	749.2
Current portion of long-term debt	4.4	3.9
	736.8	745.3

Alimentation Couche-Tard Inc. / 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

18. Long-term debt (continued)

(a) Term revolving unsecured operating credits A, B and C

As at April 25, 2010, the Company has credit agreements consisting of three revolving unsecured facilities of initial maximum amounts of $650.0 (Operating credit A), $310.0 (Operating credit B) and $40.0 (Operating credit C) each, with initial terms of five years, 51 months and 42 months respectively. The credit facilities are available in the following forms:

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

  An unsecured line of credit in the maximum amount of $50.0, available in Canadian or US dollars, bearing interest at variable rates based, depending on the form and currency of the loan, on the Canadian prime rate, the US prime rate or the US base rate plus a variable margin.

Standby fees, which vary based on a leverage ratio and on the utilization rate of the credit facilities, apply to the unused portion of the credit facilities. Stamping fees, standby letters of credit fees and the variable margin used to determine the interest rate applicable to amounts borrowed are determined according to a leverage ratio of the Company.

Under the credit agreements, the Company must maintain certain financial ratios and respect certain restrictive provisions.

As at April 25, 2010, the weighted average effective interest rate is 0.86% (1.10% in 2009) for the US dollar portion and 1.05% (1.24% in 2009) for the Canadian dollar portion. In addition, CA$0.9 (CA$1.0 in 2009) and $26.6 ($18.3 in 2009) are used for standby letters of credit. As at April 25, 2010 and April 26, 2009, the available line of credit was unused and the Company was in compliance with the restrictive provisions and ratios imposed by the credit agreement. As at April 25, 2010 and April 26, 2009, Operating credit C was unused.

(b) Subordinated unsecured debt

Subordinated unsecured debt of a nominal amount of $350.0, maturing December 15, 2013, bearing interest at a nominal rate of 7.5% (effective rate of 7.35% (7.56% in 2009)). Since December 15, 2008, the Company has the option for early repayment at a premium.

The Subordinated unsecured debt agreement imposes restrictions on certain transactions.

Instalments on long-term debt for the next fiscal years are as follows:

	Obligations
	related to
	buildings and
	equipment	Other loans	Other loans
	under capital	denominated in	denominated in
	leases	US dollars	Canadian dollars
	$	$	CA$
2011	6.3	0.3	-
2012	4.2	0.3	-
2013	27.7	273.3	77.0
2014	1.7	350.4	-
2015	1.2	0.4	-
2016 and thereafter	0.5	2.5	-
	41.6
Interest expense included in minimum lease payments	6.3
	35.3

Alimentation Couche-Tard Inc. / 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

19. Deferred credits and other liabilities

	2010	2009
	$	$
Deferred gain on sale and leaseback transactions	98.6	101.3
Asset retirement obligations (a)	46.0	42.5
Deferred rent expense	27.0	20.4
Provision for site restoration costs	18.1	14.2
Provision for workers' compensation	17.8	16.5
Accrued pension benefit liability	14.0	9.8
Deferred credits	12.5	10.2
Deferred branding credits	12.2	13.3
Other liabilities	39.6	30.8
	285.8	259.0

(a)

The total undiscounted amount of estimated cash flows to settle the asset retirement obligations is approximately $135.1 and is expected to be incurred over the next 40 years. Should changes occur in estimated future removal costs, tank useful lives, lease terms or governmental regulatory requirements, revisions to the liability could be made.

The reconciliation of the Company’s liability for the asset retirement obligations related to the removal of its underground motor fuel storage tanks is as follows:

	2010	2009
	$	$
Balance, beginning of year	50.9	48.8
Liabilities incurred	0.3	0.4
Liabilities settled	(1.7)	(2.5)
Accretion expense	4.4	3.8
Business acquisitions	1.5	1.4
Revision of estimations	0.3	-
Effect of exchange rate fluctuations	1.3	(1.0)
Balance, end of year	57.0	50.9

Of the total liability recorded in the consolidated balance sheets as at April 25, 2010 and April 26, 2009, $46.0 and $42.5, respectively, are included in Deferred credits and other liabilities and the remainder is included in Accounts payable and accrued liabilities.

Alimentation Couche-Tard Inc. / 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

20. Capital stock

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

The order of priority for the payment of dividends is as follows:

  first preferred shares;

  second preferred shares; and

  Class B subordinate voting shares and Class A multiple voting shares, ranking pari passu.

Issued and fully paid

The changes in number of outstanding shares are as follows:

	2010	2009
Class A multiple voting shares
Balance, beginning of year	53,710,412	53,881,212
Repurchase and cancellation of shares (a) (b)	(3,700)	(24,100)
Conversion into Class B shares	-	(146,700)
Balance, end of year	53,706,712	53,710,412

Class B subordinate voting shares
Balance, beginning of year	133,917,208	142,845,776
Repurchase and cancellation of shares (a) (b)	(4,296,000)	(9,387,500)
Issued as part of a previous acquisition	304	160
Issued on conversion of Class A shares	-	146,700
Stock options exercised for cash	321,085	312,072
Balance, end of year	129,942,597	133,917,208

(a)

On August 10, 2009, the Company implemented a share repurchase program to repurchase up to 2,685,370 of the 53,707,412 Class A multiple voting shares and up to 12,857,284 of the 128,572,846 Class B subordinate voting shares issued and outstanding as at July 24, 2009 (representing 5.0% of the Class A multiple voting shares issued and outstanding and 10.0% of the Class B subordinate voting shares of the public float, as defined by applicable rules, as at that date, respectively). In accordance with Toronto Stock Exchange requirements, a maximum daily repurchase of the greater of 25.0% of the daily trading averages for the six months preceding July 24, 2009 and 1,000 shares can be made. When making such repurchases, the number of Class A multiple voting shares and Class B subordinate voting shares in circulation is reduced and the proportionate interest of all remaining shareholders in the Company’s share capital is increased on a pro rata basis. The share repurchase period will end no later than August 9, 2010. All shares repurchased under the share repurchase program are cancelled upon repurchase.

(b)

From August 8, 2008 to August 7, 2009, the Company had a share repurchase program to repurchase up to 2,693,860 of the 53,877,212 Class A multiple voting shares and up to 14,031,210 of the 140,312,108 Class B subordinate voting shares issued and outstanding as at July 29, 2008 (representing 5.0% of the Class A multiple voting shares issued and outstanding and 10.0% of the Class B subordinate voting shares of the public float, as defined by applicable rules, as at that date, respectively). In accordance with Toronto Stock Exchange requirements, a maximum daily repurchase of the greater of 25.0% of the daily trading averages for the six months preceding July 29, 2008 and 1,000 shares was allowed. Having made such repurchases, the number of Class A multiple voting shares and Class B subordinate voting shares in circulation was reduced and the proportionate interest of all remaining shareholders in the Company’s share capital was increased on a pro rata basis. All shares repurchased under the share repurchase program were cancelled upon repurchase.

Alimentation Couche-Tard Inc. / 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

21. Stock-based compensation and other stock-based payments

Stock option plan

The Company has a stock option plan (the Plan) under which it has authorized the grant of up to 16,892,000 stock options for the purchase of its Class B subordinate voting shares.

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

The table below presents the status of the Company's stock option plan as at April 25, 2010, April 26, 2009 and April 27, 2008 and the changes therein during the years then ended:

		2010		2009
		Weighted		Weighted
	Number of stock	average	Number of stock	average
	options	exercise price	options	exercise price
		CA$		CA$
Outstanding, beginning of year	8,800,623	8.83	8,913,915	8.66
Granted	230,000	17.86	260,800	14.14
Exercised	(321,085)	8.34	(312,072)	6.61
Forfeited	(12,440)	22.91	(62,020)	17.85
Outstanding, end of year	8,697,098	9.07	8,800,623	8.83

Exercisable stock options, end of year	8,175,509		8,172,355

				2008
				Weighted
			Number of stock	average
			options	exercise price
				CA$
Outstanding, beginning of year			9,326,866	8.50
Granted			295,000	19.41
Exercised			(554,020)	9.02
Forfeited			(153,931)	18.77
Outstanding, end of year			8,913,915	8.66

Exercisable stock options, end of year			8,166,672

The following table presents information on the stock options outstanding and exercisable as at April 25, 2010:

		Options outstanding			Options exercisable
		Weighted average
	Number of	remaining	Weighted	Number of	Weighted
Range of	stock options	contractual life	average	stock options	average
exercise prices	outstanding	(years)	exercise price	exercisable	exercise price
CA$			CA$		CA$
2 – 4	2,314,028	0.40	2.66	2,314,028	2.66
6 – 8	3,331,700	1.96	7.37	3,331,700	7.37
8 – 12	1,089,300	3.55	10.41	1,089,300	10.41
12 – 16	376,120	7.00	13.86	203,140	13.68
16 – 20	1,061,925	6.37	17.62	818,245	17.50
20 – 26	524,025	6.55	24.64	419,096	24.60
	8,697,098			8,175,509

The fair value of stock options granted is estimated at the grant date using the Black-Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the year:

	2010	2009	2008
Expected dividends (per share)	CA$0.15	CA$0.14	CA$0.13
Expected volatility	33.00%	32.20%	32.00%
Risk-free interest rate	3.27%	3.20%	3.98%
Expected life	8 years	8 years	8 years

The weighted average fair value of stock options granted in 2010 is CA$6.90 (CA$5.32 in 2009 and CA$8.04 in 2008).

For 2010, compensation cost charged to the consolidated statements of earnings amounts to $2.0 ($2.7 in 2009 and $4.0 in 2008).

Alimentation Couche-Tard Inc. / 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

21. Stock-based compensation and other stock-based payments (continued)

Deferred Share Unit Plan

The Company has a Deferred Share Unit Plan for the benefit of its external directors allowing them, at their option, to receive all or a portion of their annual compensation and directors’ fee in the form of Deferred Share Units (“DSUs”). A DSU is a notional unit, equivalent in value to the Company’s Class B share. Upon leaving the Board of Directors, participants are entitled to receive the payment of their cumulated DSUs either a) in the form of cash based on the price of the Company’s Class B shares as traded on the open market on the date of payment, or b) in Class B shares bought by the Company on the open market on behalf of the participant.

The DSU expense and the related liability are recorded at the grant date. The liability is adjusted periodically to reflect any variation in the market value of the Class B shares. As at April 25, 2010, the Company has a total of 66,444 DSUs outstanding (56,920 as at April 26, 2009) and an obligation of $1.2 ($0.6 as at April 26, 2009) is recorded in deferred credit and other liabilities. The compensation cost amounts to $0.5 in 2010 and $0.2 in 2009 while a reversal of $0.2 was recorded in 2008.

Phantom Stock Units

On May 1st, 2009, the Company implemented a Phantom Stock Unit (“PSU”) Plan allowing the Board of Directors, through its Human Resources and Corporate Governance Committee, to grant PSUs to the officers and selected key employees of the Company (the “Participants”). A PSU is a notional unit whose value is based on the weighted average reported closing price for a board lot of the Company’s Class B subordinated voting share (the “Class B share”) on the Toronto Stock Exchange for the five trading days immediately preceding the grant date. The PSU provides the Participant with the opportunity to earn a cash award based on the weighted average reported closing price for a board lot of the Company’s Class B subordinated voting share (the “Class B share”) on the Toronto Stock Exchange for the five trading days immediately preceding the vesting date of the PSU. Each PSU initially granted vests no later than one day prior to the third anniversary of the grant date subject namely to the achievement of performance objectives of the Company, based on external and internal benchmarks, over a three-year performance period. PSUs are not dilutive since they are payable solely in cash.

For 2010, the Company granted a total of 194,277 PSUs while it cancelled 5,323 PSUs As at April 25, 2010, 188,954 PSUs are outstanding and an obligation of $1.1 is recorded in deferred credit and other liabilities. For 2010, the compensation cost amounts to $0.8.

22. Employee future benefits

The Company has a number of funded and unfunded defined benefit and defined contribution plans that provide retirement benefits to certain employees.

Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded pension plans and cash contributed to its defined contribution plans and amount to $5.1 for 2010 ($4.9 for 2009 and $4.3 for 2008).

Defined benefit plans

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes on the last Sunday of April of each year. The most recent actuarial valuation of the pension plans for funding purposes was as at December 31, 2007 and the next required valuation will be as of December 31, 2010.

Information about the Company's defined benefit plans, in aggregate, is as follows:

	2010	2009
	$	$
Accrued benefit obligation
Balance, beginning of year	31.7	41.6
Current service cost	1.0	0.7
Interest cost	2.8	2.2
Benefits paid	(2.2)	(2.0)
Past service costs	0.5	1.4
Actuarial gains	9.6	(5.7)
Effect of exchange rate fluctuations	7.5	(6.5)
Balance, end of year	50.9	31.7

Alimentation Couche-Tard Inc. / 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

22. Employee future benefits (continued)

	2010	2009
	$	$
Plans’ assets
Fair value, beginning of year	18.5	24.1
Actual return on plans’ assets	1.9	(1.1)
Employer contributions	0.4	0.5
Employee contributions	-	0.1
Benefits paid	(1.5)	(1.4)
Effect of exchange rate fluctuations	4.0	(3.7)
Fair value, end of year	23.3	18.5

Reconciliation of the funded status of the benefit plans to the amount recorded in the consolidated financial statements:

	2010	2009
	$	$
Fair value of plans’ assets	23.3	18.5
Accrued benefit obligation	50.9	31.7
Funded status of plan - deficit	(27.6)	(13.2)
Unamortized net actuarial loss	17.7	7.5
Unamortized transitional net asset	(0.5)	(0.9)
Unamortized past service cost	4.7	3.9
Accrued benefit liability	(5.7)	(2.7)

As at April 25, 2010, the accrued benefit obligation for unfunded pension plans amounts to $26.5 ($15.5 as at April 26, 2009).

The accrued benefit asset is included in the Company’s balance sheets as follows:

	2010	2009
	$	$
Other assets	8.3	7.1
Deferred credits and other liabilities	(14.0)	(9.8)
Accrued benefit liability	(5.7)	(2.7)

As at the measurement date, plans’ assets consist of:

	Percentage of plans’ assets
	2010	2009
	%	%
Asset category
Equity securities	27.1	19.5
Debt securities and cash	72.9	80.5
Total	100.0	100.0

The Company's pension benefit expense for the fiscal year is determined as follows:

			2010
	Incurred during the	Adjustments	Expense recognized
	year	(a)	during the year
	$	$	$
Current service cost, net of employee contributions	0.7	0.3	1.0
Interest cost	2.8	-	2.8
Actual return on plans’ assets	(1.9)	0.7	(1.2)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial loss	9.6	(9.0)	0.6
Past service cost	0.5	0.1	0.6
Pension expense for the year	11.7	(8.4)	3.3

			2009
	Incurred during the	Adjustments	Expense recognized
	year	(a)	during the year
	$	$	$
Current service cost, net of employee contributions	0.6	-	0.6
Interest cost	2.2	-	2.2
Actual return on plans’ assets	1.1	(2.4)	(1.3)
Amortization of the net transitional asset	-	(0.5)	(0.5)
Net actuarial (gain) loss	(5.7)	6.8	1.1
Past service cost	1.4	(0.9)	0.5
Pension expense for the year	(0.4)	3.0	2.6

Alimentation Couche-Tard Inc. / 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

22. Employee future benefits (continued)

			2008
	Incurred during the	Adjustments	Expense recognized
	year	(a)	during the year
	$	$	$
Current service cost, net of employee contributions	0.6	-	0.6
Interest cost	2.1	-	2.1
Actual return on plans’ assets	(0.3)	(1.2)	(1.5)
Amortization of the net transitional asset	-	(0.6)	(0.6)
Net actuarial (gain) loss	(0.9)	2.3	1.4
Past service cost	2.3	(2.0)	0.3
Pension expense for the year	3.8	(1.5)	2.3

(a)	Adjustments to recognize the long-term nature of employee future benefit costs.

The significant weighted average actuarial assumptions which management considers the most likely to be used to determine the accrued benefit obligations and the pension expense are the following:

Accrued benefit obligation
	2010	2009
	%	%
Discount rate	5.50	8.00
Rate of compensation increase	4.00	4.00

Pension expense
	2010	2009	2008
	%	%	%
Discount rate	8.00	6.00	5.25
Expected rate of return on plans’ assets	6.00	6.00	6.00
Rate of compensation increase	4.00	4.00	4.00

Defined contribution plans

The Company's total pension expense under its defined contribution plans for 2010 is $5.0 ($3.8 in 2009 and 2008).

Deferred compensation plan – United States operations

The Company sponsors a deferred compensation plan that allows certain employees in its US operations to defer up to 25.0% of their base salary and 100.0% of their cash bonuses for any given year. Interest accrues on the deferral and amounts due to the participants are generally payable on retirement, except in certain limited circumstances. Obligations under this plan amount to $9.6 as at April 25, 2010 ($6.1 as at April 26, 2009) and are included in Deferred credits and other liabilities.

23. Environmental costs

The Company is subject to Canadian and US legislations governing the storage, handling and sale of motor fuel and related products. The Company considers that it is compliant with all important aspects of the current environmental legislations.

The Company has an ongoing training program for its employees on environmental issues which includes preventive site testing and site restoration in cooperation with regulatory authorities. The Company also examines its motor fuel equipment annually.

In each of the U.S. states in which the Company operates, with the exception of Michigan, Iowa, Florida, Arizona, Texas and Washington, there is a state fund to cover the cost of certain environmental remediation activities after applicable trust fund deductible is met, which varies by State. These state funds provide insurance for motor fuel facilities operations to cover some of the costs of cleaning up certain contamination to the environment caused by the usage of underground motor fuel equipment. Underground motor fuel storage tank registration fees and/or a motor fuel taxes in each of the states finance the trust funds. The Company pays annual registration fees and remits sales taxes to applicable states. Insurance coverage is different in the various states.

In order to provide for the above-mentioned restoration costs, the Company has recorded a $28.2 provision for environmental costs as at April 25, 2010 ($23.7 as at April 26, 2009). Of this amount, $10.1 ($9.5 as at April 26, 2009) is included in Accounts payable and accrued liabilities and the remainder is included in Deferred credits and other liabilities. Furthermore, the Company has recorded an amount of $21.8 for environmental costs receivable from trust funds as at April 25, 2010 ($22.3 as at April 26, 2009), of which $3.1 ($3.0 as at April 26, 2009) is included in Accounts receivable and the remainder is included in Other assets.

Alimentation Couche-Tard Inc. / 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

24. Financial instruments and capital risk management

Financial risk management objectives and policies

The Company’s activities expose it to a variety of financial risks: foreign currency risk, interest rate risk, credit risk, liquidity risk and price risk. The Company uses derivative financial instruments to hedge certain risk exposures, primarily price risk.

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

As at April 25, 2010, everything else being equal, a hypothetical strengthening (weakening) of 5.0% of the US dollar against the Canadian dollar would have had a favourable (unfavourable) net impact of $21.3 on Other comprehensive income.

Interest rate risk

The Company is exposed to interest rate risk through the portion of its long-term debt bearing interest at a variable rate. The Company’s policy is to maintain a large portion of its borrowings in variable rate instruments using interest rate swaps when necessary.

The Company’s fixed rate long-term debt is exposed to a risk of change in its fair value due to changes in interest rates. As at April 26, 2010, the Company did not hold any derivative instruments to mitigate this risk. As at April 26, 2009 and for part of fiscal 2010, to mitigate this risk, the Company had a fixed-to-variable interest rate swap on its Subordinated unsecured debt whereby it had agreed to swap the amount of the difference between variable interest rate and the fixed rate, calculated on the reference amounts. This interest rate swap was designated as a fair value hedge of the Subordinated unsecured debt.

During 2010, the interest rate swap agreement held by the Company as at April 26, 2009 was terminated by the counterparty in exchange for the payment on their part of an amount of $2.5. Following the termination of this swap, the Company discontinued hedge accounting for this swap. The fair value of the terminated swap recorded against the Subordinated unsecured debt is amortized using the effective rate method over the remaining term of the debt. As at April 26, 2009 the swap had a carrying amount and fair value of $2.6.

The amount outstanding as at April 26, 2009 was as follows:

Maturity (a)	Reference	Pays/receives	Fixed rate	Variable rate
	$		%
December 2013	100.0	pays variable	7.5	LIBOR six month
		receives fixed		plus 2.98%

(a)	Under certain conditions, the maturity date of the swap could have been altered to correspond with the repurchase conditions of the corresponding subordinated debt.

The Company is exposed to a risk of change in cash flows due to changes in interest rates on its variable rate long-term debt and does not currently hold any derivative instruments that mitigate this risk. The Company analyzes its interest rate exposure on an ongoing basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on net earnings of a defined interest rate shift. As at April 25, 2010, the impact on net earnings of a 1.0% shift would have been $2.6.

Credit risk

The Company is exposed to credit risk with respect to Cash and cash equivalents, Trade accounts receivable and vendor rebates receivable, Credit and debit cards receivable and the embedded total return swap.

Credit risk related to Trade accounts receivable and vendor rebates receivable is limited considering the nature of the Company’s activities and its counterparties. As at April 25, 2010, no single creditor accounted for over 10.0% of total Trade accounts receivable and vendor rebates receivable and the related maximum credit risk exposure corresponds to their carrying amount.

The Company mitigates the credit risk related to Cash and cash equivalents and Credit and debit cards receivable by dealing with major financial institutions that have very low or minimal credit risk. As at April 25, 2010, the maximum credit risk exposure related to Cash and cash equivalents and Credit and debit cards receivable corresponds to their carrying amount.

The Company is exposed to credit risk arising from its embedded total return swap when this swap results in a receivable from the financial institutions. In accordance with its risk management policy, to reduce this risk, the Company has entered into this swap with a major financial institution with a very low credit risk.

Alimentation Couche-Tard Inc. / 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

24. Financial instruments and capital risk management (continued)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its obligations associated with financial liabilities and lease commitments. The Company is exposed to this risk mainly through its Long-term debt, Accounts payable and accrued expenses and lease agreements. The Company’s liquidity is provided mainly by cash flows from operating activities, borrowings available under its revolving credit facilities as well as potential sale and leaseback transactions.

On an ongoing basis, the Company monitors rolling forecasts of its liquidity reserve on the basis of expected cash flows taking into account operating needs, tax situation and capital requirements and ensures that it has sufficient flexibility under its available liquidity resources to meet its obligations.

The contractual maturities of financial liabilities as at April 25, 2010 are as follows:

				Between one	Between two
	Carrying	Contractual	Less than	and two	and five	More than
	amount	cash flows	one year	years	years	five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities (1)	745.4	745.4	745.4	-	-	-
Term revolving unsecured operating credit A	238.0	243.1	2.1	2.1	238.9	-
Term revolving unsecured operating credit B	112.0	114.4	1.0	1.0	112.4	-
Subordinated unsecured debt	351.7	444.3	25.7	25.7	392.9	-
Other long-term debt	39.5	48.9	6.9	5.4	33.1	3.5
	1,486.6	1,596.1	781.1	34.2	777.3	3.5

(1)	Excludes deferred credits as well as statutory accounts payable and accrued liabilities such as sales taxes, excise taxes property taxes and certain payroll benefits.

Price risk

The Company is exposed to price risk with respect to its obligation related to its PSU Plan which fluctuates in part with the fair value of the Company’s Class B shares. To mitigate this risk, the Company has entered into a financial arrangement with an investment grade financial institution which includes an embedded total return swap with an underlying representing 189,072 Class B shares (the “Instrument”). The Instrument is recorded at fair market value on the consolidated balance sheet under other assets. The financial arrangement will be adjusted as needed to reflect new awards, adjustments and/or settlements of PSUs. As at April 25, 2010, the impact on net earnings of a 5.0% shift of the contract would not have been significant.

Fair values

The fair value of Trade accounts receivable and vendor rebates receivable, Credit and debit cards receivable and Accounts payable and accrued liabilities is comparable to their carrying amount, given the short maturity and the carrying value of the Term revolving unsecured operating credits approximate their fair value given that their credit spread is similar to the credit spread the Company would obtain in similar conditions at the reporting date.

The Cash and cash equivalent is accounted for at fair value in the financial statements.

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

  the fair value of the investment contract including an embedded total return swap is based on the fair market value of Class B shares;

  the fair value of the Subordinated unsecured debt has been estimated based on the discounted cash flows of the debt at the Company’s estimated incremental borrowing rates for debt of the same remaining maturities. As at April 25, 2010, the Subordinated unsecured debt had a carrying amount of $351.7 ($351.7 as at April 26, 2009) and a fair value of $357.0 ($346.2 as at April 26, 2009);

  the fair value of interest rate swaps is estimated by obtaining quotes (marked to market) from the Company’s banks and by adjusting it to take the counterparty’s credit rating into account. The quoted prices generally reflect the estimated amount that the Company would receive (favourable) or pay (unfavourable) to settle these agreements at the reporting date.

Alimentation Couche-Tard Inc. / 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

24. Financial instruments and capital risk management (continued)

Fair value hierarchy

Fair value measurements recognized in the balance sheet are categorized in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1 but are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

The Company categorized the fair value measurement of Cash and cash equivalent in Level 1. For the Investment contract including an embedded total return swap, and the interest rate swap, the Company categorized the fair value measurement in Level 2, as they are primarily derived from observable market inputs, that is, quoted market prices and interest rates.

Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company’s capital is comprised of total Shareholders’ equity and net interest-bearing debt. Net interest-bearing debt refers to Long-term debt and its current portion, net of Cash and cash equivalents and temporary investments, if any.

In order to maintain or adjust the capital structure, the Company may issue new shares, redeem shares, sell assets to reduce debt or adjust the amount of dividends paid to shareholders.

In its capital structure, the Company considers its stock option, phantom stock units and deferred share unit plans. The Company’s share repurchase program is also one of the tools it uses to achieve its objectives.

The Company monitors capital on the basis of the net interest-bearing debt to total capitalization ratio (the ratio) and also monitors its credit ratings as determined by third parties. As at the balance sheet date, the ratio was as follows:

	2010	2009
	$	$
Current portion of long-term debt	4.4	3.9
Long-term debt	736.8	745.3
Cash and cash equivalents	220.9	173.3
Net interest-bearing debt	520.3	575.9

Shareholders’ equity	1,614.3	1,326.0
Net interest-bearing debt	520.3	575.9
Total capitalization	2,134.6	1,901.9

Net interest-bearing debt to total capitalization ratio	24.4%	30.3%

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

The Company monitors these ratios on a quarterly basis and is in compliance with these covenants.

The Company is not subject to any other significant externally imposed capital requirement.

Alimentation Couche-Tard Inc. / 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

25. Contractual obligations

Minimum lease payments

As at April 25, 2010, the Company has entered into operating lease agreements expiring on various dates until 2031 which call for aggregate minimum lease payments of $1,688.9 in the United States and of CA$832.0 in Canada for the rental of commercial space, equipment and a warehouse. Several of these leases contain renewal options and certain sites are subleased to franchise holders. The minimum lease payments for the next fiscal years are as follows:

	United States	Canada
	$	CA$
2011	154.8	87.9
2012	149.6	78.7
2013	141.6	70.1
2014	128.5	59.9
2015	124.3	51.1
2016 and thereafter	990.1	484.3

Purchase commitments

The Company has concluded agreements to acquire, during the next fiscal year, equipment which call for aggregate payments of CA$0.8.

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

26. Contingencies and guarantees

Contingencies

Various claims and legal proceedings have been initiated against the Company in the normal course of its operations. In management's opinion, these claims and proceedings are unfounded. Management estimates that any payments resulting from their outcome are not likely to have a substantial negative impact on the Company's results and financial position.

Guarantees

Sublease agreements

The Company entered into a number of agreements to sublease premises to third parties. Under some of these agreements, the Company retains ultimate responsibility to the landlord for payment of amounts under the lease agreements should the sublessees fail to pay. As at April 25, 2010, the total future lease payments under such agreements are approximately $2.6 and their fair value is not significant. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

Alimentation Couche-Tard Inc. / 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the fiscal years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

27. Segmented information

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

Information on the principal revenue classes as well as geographic information is as follows:

			2010			2009
	US	Canada	Total	US	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	3,986.0	1,895.5	5,881.5	3,742.6	1,673.8	5,416.4
Motor fuel	8,819.8	1,738.3	10,558.1	8,865.2	1,499.5	10,364.7
	12,805.8	3,633.8	16,439.6	12,607.8	3,173.3	15,781.1

Gross profit
Merchandise and services	1,308.1	638.3	1,946.4	1,226.2	574.9	1,801.1
Motor fuel	488.7	118.2	606.9	545.6	89.9	635.5
	1,796.8	756.5	2,553.3	1,771.8	664.8	2,436.6

Property and equipment and goodwill (a)	1,877.9	529.1	2,407.0	1,729.0	433.0	2,162.0

						2008
				US	Canada	Total
				$	$	$
External customer revenues (a)
Merchandise and services				3,476.3	1,724.4	5,200.7
Motor fuel				8,891.6	1,277.7	10,169.3
				12,367.9	3,002.1	15,370.0

Gross profit
Merchandise and services				1,146.5	601.1	1,747.6
Motor fuel				393.9	82.0	475.9
				1,540.4	683.1	2,223.5

Property and equipment and goodwill (a)				1,637.1	502.6	2,139.7

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

28. Products subject to price regulation

The Company sells certain products subject to price regulation by various provincial and state authorities. Prices for beer, wine, spirits and cigarettes may be subject to minimum pricing. Dairy prices and fuel prices may be subject to minimum and/or maximum pricing. Lottery prices are subject to set pricing. Taking into account the number of provinces and states in which the Company does business and the fact that this regulation is set by these entities independently, no individual regulation has a significant impact on the Company's consolidated earnings. Revenue recognition is unaffected by price regulation.

29. Subsequent event

On June 2, 2010, the Company commenced a tender offer to acquire all of the outstanding shares of common stock (including the associated preferred stock purchase rights) of Casey’s General Stores Inc. for $36.00 per share, payable in cash. The transaction would have a total enterprise value of approximately $1,900 on a fully diluted basis, including Casey’s net debt of approximately $29.0.

30. Comparative figures

Certain comparative figures have been reclassified to comply with the presentation adopted in the 2010 fiscal year.

Alimentation Couche-Tard Inc. / 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

31. Reconciliation of Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from generally accepted accounting principles in the United States (US GAAP). Such measurement differences, as they relate to the Company, are summarized below.

A. US GAAP adjustments

Reconciliation of Net Earnings

	2010	2009	2008
	$	$	$
Net earnings in accordance with Canadian GAAP	302.9	253.9	189.3

Adjustments with respect to
Business combinations (a)	11.3	-	-
Sale and leaseback transactions (b)	(9.6)	(10.0)	(7.2)
Deferred charges and other assets (c)	0.3	0.3	0.3
Loss on subleases (d)	-	0.4	0.3
Tax effect of above adjustments	(1.5)	1.6	2.7
Adjustment to net earnings in accordance with US GAAP	0.5	(7.7)	(3.9)
Net earnings in accordance with US GAAP	303.4	246.2	185.4

Net earnings per share in accordance with US GAAP
Basic	1.65	1.27	0.92
Diluted	1.61	1.25	0.90

Reconciliation of Shareholders’ Equity

	2010	2009
	$	$
Shareholders’ Equity in accordance with Canadian GAAP	1,618.1	1,326.0

Adjustments with respect to
Sale and leaseback transactions (b)	(60.1)	(50.5)
Pension expense (e)	(21.9)	(10.5)
Business combinations (a)	11.3	-
Deferred charges and other assets (c)	(3.5)	(3.0)
Loss on subleases (d)	(0.8)	(0.8)
Supplier rebates and other supplier payments (f)	(0.6)	(0.6)
Tax effect of above adjustments	25.1	23.3
Adjustments to Shareholders’ Equity in accordance with US GAAP	(50.5)	(42.1)
Shareholders’ Equity in accordance with US GAAP	1,567.6	1,283.9

a) Business combinations

Under Canadian GAAP, direct acquisition costs are considered part of the cost of a business combination, resulting in additional goodwill which is not amortized. Under US GAAP, for acquisitions completed since April 27, 2009, those costs are recognized separately from a business combination and charged to consolidated earnings as incurred. Additionally, under US GAAP, for acquisitions completed since April 27, 2009, when measuring the fair value of assets acquired and liabilities assumed, fair value determined on the date of acquisition is based on the “highest and best use”, which is based on the use of the asset by market participants, even if the intended use of the asset by the Company is different. Canadian GAAP does not include an equivalent valuation premise to “highest and best use” in measuring fair value. As such, a different fair value was assigned under US GAAP to the franchise agreements acquired from Exxon Mobile than under Canadian GAAP. Under US GAAP, this intangible asset is amortized over the remaining term of the franchise agreements. Under Canadian GAAP, any excess of value assigned to the net identifiable assets acquired over the cost of the acquiree, referred to as "negative goodwill" is recorded, to the extent possible, as a reduction of identified long term tangible and intangible assets. Under US GAAP, the bargain purchase results in a gain recognized in consolidated earnings.

b) Sale and leaseback transactions

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

Alimentation Couche-Tard Inc. / 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

31. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

As at April 25, 2010 and April 26, 2009, the impact on Shareholders’ Equity is as follows:

	2010	2009
	$	$
Property and equipment	145.0	150.9
Long term debt	(268.5)	(266.8)
Deferred credits and other liabilities	63.4	65.4
	(60.1)	(50.5)

c) Deferred charges and other assets

Under Canadian GAAP, certain development expenses are deferred and amortized as an intangible asset or property and equipment over a period of five to seven years. Under US GAAP, those costs are charged to consolidated earnings as incurred.

d) Loss on subleases not involving an exiting activity

Under US GAAP, regardless of whether a company is exiting an activity, FASB Technical Bulletin 79-15 requires the company’s recognition of a liability and a corresponding charge if costs are expected to be incurred in excess of revenue on an operating sublease. There is no such specific requirement under Canadian GAAP.

e) Pension expense

US GAAP require the Company to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income while under Canadian GAAP, overfunded and underfunded status is not recognized in the Company’s consolidated balance sheet. The Company currently measures its plan assets and benefit obligations at the end of each fiscal year.

f) Supplier rebates and other supplier payments

Effective January 30, 2004, the Company applied EIC-144, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” to all existing arrangements. The effective date was early, and applied retroactively. Consequently, prior years’ financial statements, purchase price allocation and related goodwill were adjusted. Under US GAAP, effective January 1, 2003, the Company adopted the provisions of EITF No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”. Under such provisions, the cumulative effect of the change in accounting policy was been included in the consolidated statement of earnings during the year of adoption. This standard was applicable to new arrangements entered into after December 31, 2002. Under US GAAP, some agreements were excluded from the scope of EITF No. 02-16, which resulted in a permanent difference in Shareholders’ Equity between Canadian GAAP and US GAAP.

g) Interest in a joint venture

On January 6, 2010, the Company created along with Shell Oil Products (“Shell”), a joint venture, RDK Ventures LLC (“RDK”), to operate convenience stores located in the greater Chicago metropolitan area of the United States. Under Canadian GAAP, line items from RDK’s statement of earnings and balance sheet are reflected in the Company’s consolidated financial statements using the proportionate consolidation method since Shell and the Company have joint control over the joint venture.

The Company applied the accommodation provided by the SEC which permits foreign private issuers that use proportional consolidation under home-country GAAP for investments in joint ventures that would be equity method investees under US GAAP, to omit reconciling differences related to classification or display and instead provide summarized footnote disclosure. For more details on this footnote, please refer to Note 5.

Alimentation Couche-Tard Inc. / 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

31. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

B. New pronouncements under US GAAP

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. As at April 28, 2008, the Company has elected to partially adopt SFAS No. 157 in accordance with FASB Staff Position No. FAS 157-2 (“FSP FAS No. 157-2”), which delayed the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-recurring fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis including those measured at fair value in goodwill impairment testing, asset retirement obligations initially measured at fair value, exit and disposal costs initially measured at fair value, and those initially measured at fair value in a business combination.

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

In October 2008, the FASB issued FSP FAS No. 157-3, which clarifies the application of SFAS No. 157 in cases where the market for the asset is not active. FSP FAS No. 157-3 was effective upon issuance. The Company considered the guidance provided by this FSP in the preparation of its financial statements.

The implementation of SFAS No. 157 for financial assets and financial liabilities, effective February 4, 2008, did not have an impact on the Company’s consolidated financial position and results of operations. The Company fully adopted SFAS No. 157 on April 27, 2009. The implementation of these recommendations did not have any impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position (“FSP”) Financial Accounting Standard (“FAS”) No. 107-1 and Accounting Principles Board (“APB”) 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”) which was primarily codified into Topic 825 “Financial Instruments” in the ASC. This guidance requires disclosures about the fair value of financial instruments in interim financial statements as well as in annual financial statements and was effective for the Company for its quarter ended July 19, 2009. The adoption of this position did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued a modification of the Fair Value Measurements and Disclosures Topic of FASB Accounting Standards Codification (the “ASC”) concerning the determination of fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying transactions that are not orderly. This modification emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The modification also provides guidance on identifying transactions that are not orderly by assessing certain factors among which are: an adequate marketing period for the asset or liability, whether the seller is in a distressed state and whether the transaction price is an outlier compared with recent transactions. The modification amends the disclosure provisions required by the Fair Value Measurements and Disclosures Topic of FASB ASC to require entities to disclose in interim and annual periods the inputs and valuation technique(s) used to measure fair value. These modifications are effective for interim and annual periods ending after June 15, 2009, and have consequently been adopted by the Company for its quarter ended July 19, 2009 without any impact on its consolidated financial statements.

In August 2009, FASB issued ASU 2009-05, "Fair Value Measurements and Disclosures Measuring Liabilities at Fair Value" (ASU 2009-05). ASU 2009-5 amends "Fair Value Measurements and Disclosures"—"Overall", to provide guidance on the fair value measurement of liabilities. ASU 2009-05 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available; a reporting entity is required to measure fair value. ASU 2009-05 was effective for the Company for its quarter ended January 31, 2010. The adoption of ASU 2009-05 did not have a material impact on the Company’s consolidated financial statements.

Other pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (SFAS No. 141(R)). SFAS No. 141(R) replaces SFAS No. 141, “Business Combinations”, but retains the requirement that the purchase method of accounting for acquisitions be used for all business combinations. SFAS No. 141(R) better defines the acquirer and the acquisition date in a business combination, establishes principles for recognizing and measuring the assets acquired (including goodwill), the liabilities assumed and any non-controlling interests in the acquired business and requires expanded disclosures from those previously required by SFAS No. 141. In addition SFAS No. 141(R) requires acquisition costs be expensed as incurred. SFAS No. 141(R) also requires that, from the date of adoption of SFAS No. 141(R), any change in valuation allowance or uncertain tax position related to an acquired business, irrespective of the acquisition date, shall be recorded as an adjustment to income tax expense and not as an adjustment to goodwill as had previously been required under SFAS No. 141. SFAS No. 141(R) is effective for all business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and early adoption was not permitted. The Company adopted SFAS No. 141(R) on April 27, 2009 and applied this standard to business combinations it entered to since this date.

In December 2007, the FASB also issued Statement of Financial Accounting Standards No. 160, ‘’Non-controlling Interests in Consolidated Financial Statements’’ (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin “ARB” No. 51, ‘’Consolidated Financial Statements’’, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. The Company adopted SFAS No. 160 on April 27, 2009. The implementation of these recommendations did not have any impact on the Company’s consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, ‘’Disclosures about Derivative Instruments and Hedging Activities’’ (SFAS No. 161). SFAS No. 161 is an amendment of FASB Statement No. 133, ‘’Accounting for Derivative Instruments and Hedging Activities’’. SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 with the intent to provide users of financial statements adequate information about how derivative and hedging activities affect an entity’s financial position, financial performance and cash flows. The Company adopted SFAS No. 161 on April 27, 2009. The implementation of these recommendations did not have any impact on the Company’s consolidated financial statements.

Alimentation Couche-Tard Inc. / 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

31. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

In March 2008, the FASB concluded its re-deliberations on FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)’’, deciding to retain its original proposal related to this matter. FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under SFAS No. 133. FSP APB 14-1 requires that the issuer of a convertible debt instrument within its scope separately account for the liability and equity components in a manner that reflects the issuer’s non-convertible debt borrowing rate when interest cost is recognized in subsequent periods. The Company adopted FSP APB 14-1 on April 27, 2009. The implementation of these recommendations did not have any impact on the Company’s consolidated financial statements.

In April 2008, the FASB issued Staff Position No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). This Staff Position amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” This new guidance also provides additional disclosure requirements related to recognized intangible assets. The Company adopted FSP FAS 142-3 on April 27, 2009. The implementation of these recommendations did not have any impact on the Company’s consolidated financial statements.

In June 2008, the EITF reached a consensus in Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”). This Issue addresses the determination of whether an instrument (or an embedded feature) is indexed to an entity’s own stock, which is the first part of the scope exception in paragraph 11(a) of SFAS 133. The Company adopted EITF 07-5 on April 27, 2009. The implementation of these recommendations did not have any impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued Staff Position No. 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments“ (“FSP FAS 115-2 and 124-2”). The new topic amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The provisions of this topic are effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted FSP FAS 115-2 and 124-2 on April 27, 2009. The implementation of these recommendations did not have any impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued SFAS 165, “Subsequent Events” (SFAS No. 165). This statement introduces the concept of financial statements being "available to be issued". It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted SFAS No. 165 on April 27, 2009. The implementation of these recommendations did not have any impact on the Company’s consolidated financial statements.

In June 2009, the FASB approved the ASC. The ASC became the single source of authoritative accounting principles generally accepted in the United States (“GAAP”), other than guidance issued by the Securities and Exchange Commission (“SEC”), and supersedes all existing standards and pronouncements by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. The ASC became effective for interim and annual financial periods ending after September 15, 2009. The Company adopted this guidance on July 20, 2009 which did not have any impact on its consolidated financial statements.

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosure” (ASU 2009-12), which provides additional guidance on using the net asset value per share, provided by an investee, when estimating the fair value of an alternate investment that does not have a readily determinable fair value and enhances the disclosures concerning these investments. ASU 2009-12 is effective for interim and annual periods ending after December 15, 2009. The Company adopted this guidance on October 12, 2009, and the adoption of this ASU did not have an impact on the Company’s financial statements.

In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”. (ASU 2010-09) ASU 2010-09 requires SEC filers to evaluate subsequent events through the date the financial statements are issued, but exempts SEC filers from disclosing the date through which subsequent events have been evaluated. ASU 2010-09 is effective immediately. Adoption did not affect the Company’s recognition or disclosure of subsequent events.

C. Accounting pronouncements not yet implemented

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 166 “Accounting for Transfers of Financial Assets“, (SFAS No. 166) which amends the derecognition guidance required by the “Transfers and Servicing Topic“ of FASB ASC. Some of the major changes undertaken by this amendment include:

  Eliminating the concept of a Qualified Special Purpose Entity (“QSPE”) since the FASB believes, on the basis of recent experience, that many entities that have been accounted for as QSPEs are not truly passive, a belief that challenges the premise on which the QSPE exception was based.

  Modifying the derecognition provisions as required by the Transfers and Servicing Topic of FASB ASC. The specific aims are to:

  require that all arrangements made in connection with a transfer of financial assets be considered in the derecognition analysis;

  clarify when a transferred asset is considered legally isolated from the transferor;

  modify the requirements related to a transferee’s ability to freely pledge or exchange transferred financial assets; and

  provide guidance on when a portion of a financial asset can be derecognized, thereby restricting the circumstances when sale accounting can be achieved to the following cases:

  transfers of individual or groups of financial assets in their entirety; and

  transfers of participating interests.

The new amendment is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Company is currently evaluating the impact SFAS No. 166 will have on its consolidated financial statements. The Company will adopt this recommendation on April 26, 2010.

Alimentation Couche-Tard Inc. / 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 25, 2010, April 26, 2009 and April 27, 2008
(in millions of US dollars, except share and stock option data)

31. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (continued)

In June and December 2009, the FASB issued ASU 2009-17 which requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. This guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity, eliminates the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise’s involvement in a variable interest entity. This guidance is effective for fiscal years beginning after November 15, 2009, and for interim and annual reporting periods thereafter. The initial adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements. The Company will adopt this recommendation on April 26, 2010.

In October 2009, the FASB issued ASU 2009-13, “Revenue Recognition” (ASU 2009-13). ASU 2009-13 addresses how revenues should be allocated among all products and services in sales arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, and therefore the Company will adopt these recommendations on April 25, 2011.

In October 2009, the FASB issued ASU 2009-15, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”. This ASU amends Subtopic 470-20, Debt with Conversion and Other Options and Subtopic 260-10, Earnings Per Share. The ASU is effective for years beginning on or after December 15, 2009, and therefore the Company will adopt these recommendations on April 26, 2010. The initial adoption of this standard is not expected to have a material effect on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU 2009-06 an Update of the “Fair Value Measurements and Disclosures“ Topic of FASB ASC requiring new disclosures and amending existing guidance. This Update provides amendments that require new disclosures as follows:

  A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and

  In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements.

This Update also provides amendments that clarify existing disclosures as follows:

  A reporting entity should provide fair value measurements for each class of assets and liabilities; and

  A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall either in Level 2 or Level 3.

These modifications are effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward activity in Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2010. These new disclosure requirements will not have any impact compared to the present level of disclosures.

Alimentation Couche-Tard Inc. / 36

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

ALIMENTATION COUCHE-TARD INC.

July 13, 2010	By: /s/ Sylvain Aubry

__________________________________
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